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Munich Reinsurance Company
Annual Report 2007

Münchener Rück
Munich Re Group

082-34975

ARIS
12-31-07



Key figures

Munich Reinsurance Company

	€m	2007	2006	2005
Gross premiums written		17,562	17,847	19,167
Investments		72,080	73,781	78,326
Net technical provisions		55,289	58,747	63,653
Shareholders' equity		9,306	11,155	10,417
Profit/loss for the year		1,443	1,695	–992
Dividend		1,124	988	707
Dividend per share in €		5.50	4.50	3.10
Share price at 31 December in €[1]		132.94	130.42	114.38
Market capitalisation at 31 December		28,966	29,942	26,259

[1] Source: Datastream


Munich Re Group
Annual Report 2007

The joy of winning – Five articles in the Munich Re Group Annual Report illustrate the intelligence and technique behind Munich Re's record-breaking performances, its fitness in competition, its boldness and resolve in developing innovative solutions, and its will to succeed: www.munichre.com

Munich Reinsurance Company
Report on the 128th year of business
1 January to 31 December 2007

Note: The abbreviation T€ used in this report stands for thousand euros.

Report of the Supervisory Board



Dr. Hans-Jürgen Schinzler
Chairman of the Supervisory Board

Ladies and gentlemen,

In 2007, the Supervisory Board fulfilled all the tasks and duties incumbent upon it under the law, the Articles of Association and the rules of procedure. We advised the Board of Management in its running of the Group and constantly monitored and supervised its management activities, which have become even more efficient since the introduction of the Board of Management committee structure in 2006.

The Board of Management consulted us in good time on all decisions of fundamental significance and informed us regularly and comprehensively about all important business transactions, thus satisfying its reporting obligations towards the Supervisory Board at all times. We discussed its written and oral reports thoroughly at our meetings. The Board of Management was open and cooperative in every respect as regards the Supervisory Board's suggestions and proposals for improvement. Collaboration was constructive and characterised by a spirit of trust.

The full Supervisory Board was briefed by the Board of Management even more intensively than hitherto between meetings, with prompt information on many current business topics in the Group, such as the impact of Windstorm Kyrill, the share buy-back, various acquisitions, the subordinated bond issued in the past financial year, and the changes on ERGO's Board of Management.

Throughout the year under review, Dr. von Bomhard and I remained in close contact regarding questions of strategy, planning, the Company's current business performance and risk management, and events of particular significance in the Group. The shareholder representatives and employee representatives had the opportunity prior to the Supervisory Board meetings to discuss important topics separately with the Chairman of the Board of Management.

At no time in the year under review did we see cause to carry out inspection measures in accordance with Section 111 para. 2 sentence 1 of the German Stock Companies Act.

Focal points of the meetings of the full Supervisory Board

Four meetings of the Supervisory Board took place in 2007. Apart from one meeting, where two members were unable to attend, there was full attendance on each occasion. Once again, a representative of the German Federal Financial Supervisory Authority (BaFin) took part as a guest at two of the meetings. In addition, resolutions were twice adopted by written consent in lieu of a meeting.

Focal points at the meetings of the full Supervisory Board were the individual quarterly financial statements and the annual result for 2007. We obtained detailed reports on the Munich Re Group's performance, also compared with its competitors. The Group's strategic alignment and its further development were items debated several times in the financial year, and we engaged in a constructive exchange of ideas on these topics with the Board of Management. In keeping with the customary routine, the Board of Management presented the Group planning for 2008 and 2009 to us for discussion. It also reported to us regularly about the Group's risk situation and profitability, enabling us to ascertain that integrated risk management and risk governance had been further refined. We were briefed by the Board of Management at each meeting about current topics and major losses affecting the Group. We continued to monitor the business situation of Munich Re America very closely. Other focal points of our work were compliance and anti-fraud, where the Board of Management gave us a wide-ranging overview of the preventive measures that Munich Re has taken to date. Besides this, we received ongoing information on the Changing Gear programme and the related change in corporate culture. The Supervisory Board welcomes this initiative of the Board of Management, which involves significant measures to boost efficiency and profitable growth and to increase the share price.

In preparing for the 2007 Annual General Meeting, we concerned ourselves inter alia with share buy-backs – for the first time also by means of derivatives – and the use of the shares acquired, as well as with amendments to the Articles of Association and with a domination and profit-transfer agreement with DKV International Health Holding AG. We naturally also discussed at length the Company financial statements and the Group financial statements for the previous financial year (2006). Beyond this, we dealt at our meetings with special topics from the Group primary insurance segment, such as ERGO in the light of industrialisation in the insurance sector, and with the question of how economic value can be created in insurance companies using investments.

Work of the committees

The composition of the committees of the Supervisory Board (Standing Committee, Personnel Committee, Audit Committee, Nomination Committee and Conference Committee) is shown in the overview on page 93.

The Standing Committee met three times in 2007, devoting itself mainly to the preparation of Supervisory Board meetings, topics of corporate governance, and reports on the development of the shareholders' register.

The Personnel Committee held four meetings in the year under review. It decided among other things on the extent to which the Board of Management's objectives had been achieved in the previous year and on the individual Board members' objectives for the coming year. It also considered succession planning for the Board of Management and the appointment and contracts of Board members. Other activities included reviewing and adjusting the Board of Management's remuneration and pension entitlements, and authorising the acceptance of new seats on supervisory, advisory and similar boards by members of the Board of Management. In addition, the Personnel Committee prepared information for the full Supervisory Board: a review of the structure of the Board of Management's remuneration system, and the adjustment of the Board of Management's distribution of responsibilities.

The Audit Committee also fulfilled its duties extensively, meeting six times in 2007. At two meetings with the external auditor, it discussed in detail the Company financial statements and Group financial statements, the Company management report and Group management report, the auditor's report and the Board of Management's proposal for the appropriation of the net retained profits for the financial year 2006. The Head of Internal Audit submitted his annual report for 2006 to the Audit Committee for discussion. The Audit Committee closely considered the 2007 quarterly reports and, for the first time, commissioned the external auditor with the review of the half-year financial report, which it later discussed at length in the presence of the auditor. Besides this, the Audit Committee reviewed and monitored the auditor's independence and commissioned the audit for the financial year 2007, deciding on its focal points and the auditor's fees. The Audit Committee also took delivery of reports from the auditor on its auditing and non-audit-related services. It continually monitored the Company's risk situation, on which it obtained reports from the Board of Management at each meeting. Above all, it critically monitored the issue of exposure in markets affected by the subprime loan crisis. It received separate reports on the stabilisation of the new core administration system in reinsurance and the development of embedded values in life reinsurance business and in life and health primary insurance business. It also concerned itself several times with compliance and fraud topics in the Group. At the suggestion of the Chairman of the Audit Committee, the Compliance Officer will in future report regularly in person to the Audit Committee on these issues. This occurred for the first time at the meeting on 24 February 2008. Another topic dealt with in depth was active capital management by the Board of Management, particularly the share buy-back programme and the raising of additional hybrid capital.

The Nomination Committee was established at the end of 2007. Its task is to propose to the Supervisory Board suitable candidates for election as shareholders' representatives by the Annual General Meeting. The committee will begin its work in 2008.

The Conference Committee as per Section 27 para. 3 of the German Co-Determination Act did not need to be convened.

Dr. Schmidt as Chairman of the Audit Committee, and I as Chairman of the other committees, provided detailed information on the committees' work at the meetings of the full Supervisory Board.

Corporate governance and declaration of conformity

Munich Re's Supervisory Board concerned itself on an ongoing basis with the further development of corporate governance topics. In response to changes in the German Corporate Governance Code, we have expanded the Supervisory Board's rules of procedure so that the Audit Committee's duties now include the topic of compliance, and a nomination committee has been established. In the year under review, the Standing Committee examined the efficiency of our Supervisory Board activities on the basis of an extensive questionnaire distributed to the full Supervisory Board. It subsequently considered the results, which it used to develop improvement proposals to be discussed by the full Supervisory Board. Further information on corporate governance is available in the joint corporate governance report of the Board of Management and Supervisory Board on page 40.

In November 2007, the Board of Management and Supervisory Board submitted their annual declaration of conformity with the German Corporate Governance Code as per Section 161 of the German Stock Companies Act, which can be read on page 97 of this report and on the Company's website.

Changes on the Board of Management

On 28 February 2007, Dr. Heiner Hasford retired from Munich Re's Board of Management, of which he had been a member since 1993. On 31 December 2007, Mr. John Phelan also retired, having been a member of the Board of Management since 1 April 2002. We thank both gentlemen for their successful work and exceptional personal dedication.

On 1 October 2007, the Supervisory Board appointed Dr. Peter Röder to the Board of Management. In 17 years with the Munich Re Group, Dr. Röder had most recently served on ERGO International AG's Board of Management. At Munich Re, he is Mr. Phelan's successor as the Board member responsible for North America. He has also taken over the Global Clients Division from Dr. Torsten Jeworrek. The distribution of responsibilities on the Board of Management has been adjusted accordingly.

Company and Group financial statements

KPMG Bayerische Treuhandgesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft audited the following documents and gave them an unqualified auditor's opinion: Munich Reinsurance Company's financial statements and Group financial statements as at 31 December 2007, and the management reports for the Company and the Group. The auditor's reports were sent without delay to all members of the Supervisory Board. At its meeting on 24 February 2008, the Audit Committee conferred in detail about the preliminary year-end figures as at 31 December 2007 and, on 10 March 2008, prepared the Supervisory Board's resolution on the adoption of the Company financial statements and the approval of the Group financial statements. In this context, it examined in advance the Company financial statements and Group financial statements, the management reports and the Board of Management's proposal for appropriation of the net retained profits. It discussed them closely with the auditor, who was present at the meeting, and also gave consideration to the auditor's reports. The Audit Committee briefed the full Supervisory Board about the outcome of its consultations at the balance sheet meeting on 11 March 2008.

Subsequent to the Audit Committee, the Supervisory Board also checked the Company financial statements, the Group financial statements, the Company management report, the Group management report and the proposal of the Board of Management for appropriation of the net retained profits. After conducting its own concluding examination, the Supervisory Board had no objections to the Company financial statements and Group financial statements, and agreed with the outcome of the external audit. On the basis of the Audit Committee's prior examination and the result of its own examination, the Supervisory Board approved the Company financial statements and Group financial statements at the balance sheet meeting on 11 March 2008. The Supervisory Board also agreed with the Board of Management's proposal for appropriation of the net retained profits.

Words of thanks to the Board of Management and employees

The Supervisory Board wishes to thank the members of the Board of Management and all staff members in the Group for their successful work and great personal commitment, which was a major factor in the excellent business performance. Also worthy of special mention in this context is the palpable willingness throughout the Group to live the corporate culture together.

Munich, 11 March 2008

For the Supervisory Board

Dr. Hans-Jürgen Schinzler
Chairman

Management report

Munich Reinsurance Company

Structure of Munich Reinsurance Company

As a professional reinsurer, Munich Reinsurance Company operates worldwide in all classes of insurance and offers a full range of products – from traditional reinsurance to innovative solutions for risk assumption. It is the parent company of the Munich Re Group, whose business encompasses reinsurance, primary insurance and asset management.

We conduct our business from our headquarters and also via a large number of branches in such countries as Canada, the UK, France, Spain, China, Korea, Hong Kong, Singapore, Malaysia, Australia, and New Zealand. As a result of a Group directive of 2005 governing the distribution of responsibilities and competencies for key decisions between Group management and our main primary insurance subsidiary, the ERGO Insurance Group, there is "unified control" within the meaning of the German Stock Companies Act.

The Board of Management, which for legal purposes represents Munich Reinsurance Company externally, has created two Board committees, the Group Committee and the Reinsurance Committee, with a view to maintaining clearly defined strategic management of the equal-ranking business segments of primary insurance and reinsurance and clearly assigning responsibility.

This management report summarises the business operations of Munich Reinsurance Company.

As at 31 December 2007, our reinsurance business was organised in seven operative divisions. Overall responsibility for the client accounts always lies in one pair of hands, but as part of our Changing Gear growth programme we are further improving our set-up with effect from 1 April 2008 by creating Client Executive positions and separate underwriting units below divisional unit level. The operative divisions are also responsible for our business units abroad, including our subsidiaries.

The divisions Life and HealthCare underwrite our life and health reinsurance business worldwide, and their structures reflect those of many of our clients, which conduct these two classes of business separately from property-casualty insurance, often through independent entities. Through close organisational cooperation and by establishing the International Health Board as the superordinated management body, we have brought together our HealthCare Division and foreign health primary insurers in the new International Health segment.

Our Europe and Latin America Division is responsible for our business in central and eastern Europe, as well as for the property-casualty business of our clients from Europe (except Germany) and Latin America.

The Germany, Asia Pacific and Africa Division takes care of property-casualty business with clients in Africa, Asia, Australia and the Pacific Islands, and also serves our German cedants.

Special and Financial Risks (SFR) is in charge of the special classes of credit, aviation and space, enterprise risks and contingency risks, and for alternative markets business. Besides this, it develops and implements division-specific innovation projects and coordinates the overarching work of the innovation teams in the non-life divisions. Risk transfer to the capital markets is handled by our Risk Trading Unit, into which Munich American Capital Markets (MACM) – an entity that adapts a capital-market-oriented approach to structuring insurance risks for risk transfer – has been integrated. In addition, SFR also attends to our own reinsurance (retrocession).

Corporate Underwriting/Global Clients handles our accounts with major international insurance groups (hence "Global Clients") and writes business worldwide in special classes such as agriculture and workers' compensation. Its most important markets are the USA, the UK and Germany. Moreover, it performs an important corporate underwriting function for the reinsurance group in the property-casualty segment: its staff clarify fundamental, cross-divisional issues of underwriting policy, oversee quality assurance, integrate mathematical methods into our business processes, and set standards for claims management.

Since 1 January 2008, Global Clients and the previous North America Division, which is responsible for our subsidiary Munich Re America, for Munich Reinsurance Company of Canada and for Temple Insurance Company, have been combined in the new Global Clients/North America Division. Corporate Underwriting has been operating as an independent entity since 1 January 2008.

The reinsurance group at a glance

Division	Subsidiaries/Branches
Life and HealthCare	
Atlanta, Brisbane, Chicago, London, Melbourne, Moscow, Mumbai, Perth, Santiago de Chile, Sydney, Toronto, Waltham, Warsaw	Munich Reinsurance Company of Australasia Munich American Reassurance Company Munich Reinsurance Company Canada Branch (Life) Munich Reinsurance Company UK Life Branch Munich Reinsurance Company Life Reinsurance Eastern Europe/Central Asia
Europe and Latin America	
Athens, London, Madrid, Milan, Moscow, Paris	Munich Ré France Branch Münchener Rück Italia Münchener Rückversicherungs-Gesellschaft Sucursal España y Portugal Munich Reinsurance Company UK General Branch
Bogotá, Buenos Aires, Caracas, Mexico City, São Paulo	
Germany, Asia Pacific and Africa	
Munich	
Beijing, Hong Kong, Kolkata, Kuala Lumpur, Mumbai, Shanghai, Seoul, Singapore, Taipei, Tokyo	Munich Reinsurance Company Beijing Branch Munich Reinsurance Company Singapore Branch Munich Reinsurance Company Hong Kong Branch Munich Reinsurance Company Malaysia Branch Munich Reinsurance Company Korea Branch
Auckland, Brisbane, Melbourne, Perth, Sydney	Munich Reinsurance Company Australian Branch Munich Reinsurance Company New Zealand Branch
Accra, Cape Town, Johannesburg, Nairobi, Réduit	Munich Mauritius Reinsurance Company Ltd. Munich Reinsurance Company of Africa
Special and Financial Risks	
Geneva, London, Munich, New York	New Reinsurance Company Great Lakes Reinsurance (UK) Munich American Capital Markets Munich-American RiskPartners GmbH
North America	
Atlanta, Boston, Chicago, Columbus, Dallas, Hamilton, Hartford, Kansas City, Los Angeles, Montreal, New York, Philadelphia, Princeton, San Francisco, Seattle, Toronto, Vancouver	Munich Reinsurance Company of Canada Munich Reinsurance America Temple Insurance Company
Corporate Underwriting/Global Clients	
London	Munich Re Underwriting MSP Underwriting

Asset management

We have transferred Munich Reinsurance Company's investment business to our subsidiary MEAG MUNICH ERGO AssetManagement GmbH, which is one of the major asset managers in the European financial sector. Virtually the entire asset management of the Munich Re Group is concentrated in MEAG, which at the end of 2007 had a total of around €172bn under management for the insurance companies in the Group, €64bn of which was for Munich Reinsurance Company. The subsidiary MEAG MUNICH ERGO Kapitalanlagegesellschaft mbH is one of the major investment fund companies in Germany, managing around €9bn in special and retail funds.

With offices in New York and Hong Kong, MEAG is internationally oriented, offering global competence and know-how across a wide range of asset classes to institutional investors and private clients.

Important tools of corporate management

Value-based management – Munich Re's management philosophy

Munich Re's objective is to analyse risk from every conceivable angle and to handle it successfully, thereby creating lasting value for its shareholders, clients and staff. A guiding principle of our entrepreneurial thinking and activity is to increase Munich Re's share price on a sustained basis. This is also the aim of our active capital management, be it through the payment of dividends or the repurchasing of shares if added value cannot be created for our shareholders through other measures. The main features of our shareholder value approach in practice are the consistent application of value-based management systems within the Group.

Besides value-based performance measures, we observe a range of important additional conditions in managing our business. These conditions may be reflected in supplementary targets within the Group, or in isolated cases may even determine a unit's short-term orientation in a particular situation. They include the rules of local accounting systems, tax aspects, liquidity requirements, and supervisory parameters.

Our business decisions are focused on increasing our corporate value, which we do in the following ways:

- We assess business activities not only according to their earnings potential but also relative to the extent of the risks assumed, which is material in measuring added value. Only the risk-return relationship reveals how beneficial an activity is from the shareholder point of view.
- With clearly defined value-based performance indicators, we ensure the necessary comparability of alternative initiatives and take priority-based decisions.
- We clearly assign responsibilities and make the levers for adding value transparent for both management and staff.
- We closely link strategic and operative planning. All initiatives are ultimately geared to the overriding financial objective of enhancing our corporate value.

Our value-based management system takes into account the individual characteristics of the business segments

In our non-life business, which is mainly of a short-term nature, we employ the following simple formula for measuring the value added annually by our insurance business and for managing and monitoring our business activities:

Adjusted result – Cost of equity = Value added

The adjusted result serves as the basis for determining the value added. It consists of the underwriting result (derived from the income statement), the investment result, and the remaining non-technical result. In each case, value-based adjustments are made, including the smoothing of expenditure for major losses, the "normalisation" of investment income, and the recognition of future claims expenses at present value.

We compare the result adjusted in this way with the requisite cost of equity. A significant factor in the calculation of the cost of equity is the risk-based capital, which we determine using our internal model. In the property-casualty business and health reinsurance measured on a single-period basis, value is added to the extent that the adjusted result exceeds the cost of equity.

The products of life reinsurance are characterised by their long-term nature and the distribution of results over the duration of the policies. For valuing such long-term portfolios, whose performance cannot be reasonably measured on the basis of a single year, we follow the Principles and Guidance of European Embedded Value, published by the CFO Forum in May 2004.

Embedded value is the present value of future net earnings from business in force – calculated on the basis of actuarial principles – plus the value of equity, less the explicitly determined cost of holding capital. The business in force is thus projected over its whole duration according to the Principles and Guidance rules.

The embedded value relates to the portfolio existing at the valuation date. 100% of our life reinsurance business is reflected in the embedded value, which does not include the value added by future new business. However, the valuation is made under the assumption of continued operations, i.e. taking into account the related costs in particular. Options and guarantees are explicitly valued using stochastic simulations. All cash flows are valued on the basis of the "swap rates" of the respective currency regions at the valuation date of 31 December 2007. Assets that are traded on the capital markets are valued on the basis of the market values observed at the valuation date.

The change in embedded value within one year, adjusted for effects of exchange rate fluctuations, acquisition or sale of companies, dividends and capital injections, is shown by us as the total embedded value earnings. Adjustments to eliminate the influences of changes in fiscal and capital-market parameters give the operating embedded value earnings, which are a measure of the operative business performance for one year.

Our steering of Munich Re's investments is strongly geared to the structure of the liabilities on our balance sheet. With the help of asset-liability management, we determine the "economic neutral position". This involves a synthetic investment portfolio which – taking into consideration significant additional parameters in the investment of capital – best reflects the characteristics of our liabilities towards clients.

As part of an optimisation process, a benchmark portfolio is developed that takes account of our own risk-bearing capacity and other investor preferences on the basis of long-term expectations of capital market yields. Our asset manager MEAG is responsible for implementing this strategic benchmark portfolio based on the market view for the respective financial year. The target return, i.e. the expected income from the benchmark portfolio, is compared with the return from the actual portfolio, bearing in mind the risk capital required for deviating from the benchmark portfolio. MEAG's performance is measured in terms of the excess return it achieves.

In addition to these purely financial performance factors, non-financial performance measures like innovation, speed of processes, staff-training level and client satisfaction play a major part. In the long term, a firm can only be successful if it operates sustainably and takes account of such future-oriented qualitative factors as well.

We closely link strategy and operative planning by defining our strategies in structured overviews or "scorecards", from which we derive initiatives, performance measures and responsibilities within a framework of four perspectives: "financial", "market and client", "process" and "employee". We promote an entrepreneurial culture among staff through the clear allocation of responsibility and accountability, recognising how much the individual, unit or field of business contributes to increasing value. The consistent integration of the financial and non-financial objectives into incentive systems for staff, executives and Board supports the clear orientation towards value creation. The higher a staff member or executive is positioned in the management hierarchy, the more their remuneration is based on performance.

In order to give more emphasis in external communication to Munich Re's value orientation – as widely implemented through our internal management tools – we have geared our corporate return target to risk-adjusted performance indicators, which are explained in more detail below.

What we aim to achieve

Starting point 2007

In the past year, the Company's business performed very well. Thanks to the very good business experience in reinsurance and the excellent investment result, we recorded a profit for the year of €1.4bn. The investment result made a very positive contribution of €3,693m (3.308m), representing a return on investment (including deposits retained on assumed reinsurance) of 5.1% (4.3%). The return on investment is calculated as the ratio between the investment result and the average investment portfolio at carrying amounts in the financial year 2007.

The combined ratio, a much-heeded performance indicator in the insurance industry, is the percentage ratio of total expenses for claims incurred, expenses for premium refunds, change in the provision for future policy benefits, interest on technical provisions, change in other technical provisions (net in each case) and operating expenses (net) to earned premiums (net). It corresponds to the sum of the loss ratio and the expense ratio. Put simply, a combined ratio of 100% means that premium income was exactly sufficient to cover claims and costs. Net expenses for claims and benefits mainly include paid claims and the change in claims reserves. Net operating expenses chiefly comprise commission plus personnel and non-personnel expenses for the acquisition and ongoing administration of insurance contracts.

The combined ratio in reinsurance includes the accident and health segment as well as property-casualty business. In the financial year 2007, it totalled 95.9% (97.9%). This marked improvement is essentially due to the much more favourable performance of Munich Re America's intra-Group cessions. This positive development was partially cancelled out by major-loss experience (especially natural catastrophe losses), which nevertheless remained within the long-term average. Our satisfactory combined ratio continues to be founded on our very profitable basic business, for which the prerequisites are cycle management and consistent underwriting discipline.

When it comes to interpreting the combined ratio, the particular circumstances of the class of business in question have to be taken into account. The composition of the portfolio, for example, is of great significance. The following factors (among others) are important:

- The more the claims burden fluctuates over time, the greater the risk is, and so the premiums needed to cover the risk must be higher. Loss ratios in good years, as well as average loss ratios, have to be all the lower to provide the reinsurer with an adequate return for assuming this risk. This is particularly true in the case of natural catastrophes, which may occur rarely, but are often very severe when they do.

- Another important distinguishing feature relates to the time-lag between premiums being received and claims being paid. The longer these periods are, the longer the premiums received can be invested in the capital markets. High combined ratios in classes of business in which claims settlement takes a long time (e.g. casualty) therefore generally entail higher returns from investments with which the loss reserves are covered. These returns are not reflected in the combined ratio.

Therefore, while we aim to keep our combined ratio as low as possible, it is not our only target.

Rather, the key factor we consider is economic value added, which cannot be properly reflected by the combined ratio. We evaluate it internally through the performance indicator of value added, which measures value creation not only on the basis of current and forecast profits but also by taking into account the size of the risks assumed. Thus, when considering Group performance, we gear targets (by way of a common, linking element) to a risk-adjusted return. Although this is not a direct performance measure, it is a strong indication of the Group's value creation.

Risk-based Group return target for the financial year 2008

We have set ambitious targets again for 2008 for the whole Munich Re Group, to follow up the successful performance of the past financial year. For this purpose, we are employing a risk-based performance measure which we have used for external communication since 2006: return on risk-adjusted capital (RORAC). We derive this target by placing the profit achieved or aimed at, expressed in euros, in relation to the necessary risk capital, the amount of which we determine using our internal risk model and publish once a year. We thus take into account the economic standards currently underlying (at least to some extent) the requirements of supervisory authorities and rating agencies – standards that are set to play a decisive role in future.

On the basis of further assumptions we make and publish regarding key indicators, our shareholders can form their own opinion regarding our target's achievability, and can assess Munich Re's business performance and economic value added.

RORAC is defined as follows:

$$\textbf{RORAC} = \frac{\text{net income} - \text{interest rate} \times (1 - \text{tax rate}) \times \text{additional equity}}{\text{risk-based capital}}$$

The numerator in the formula comprises the published IFRS net income adjusted for post-tax income (interest rate x [1 – tax rate]) generated on capital not subject to risk within the given risk tolerance. The basis for the adjustment is the capital exceeding the necessary risk-based capital (additional available equity). This is calculated as follows: the starting point is the equity recognised in the IFRS financial statements, from which the "economic equity" is derived by means of various adjustments. These include the addition of the unrecognised valuation reserves and the unrecognised portion of the embedded values in life and health insurance, and the subtraction of goodwill and deferred tax assets. From this economic equity a margin is deducted for the settlement of existing obligations in following years. The difference between the amount then remaining and the required risk-based capital is the additional available equity, which is also necessary for rating and solvency purposes, as well as for profitable growth, but which we strive to keep lean through our active capital management. This is because the additional available equity in the system presented here only earns a risk-free interest rate, as all the risk components of the investment and underwriting are covered with risk-based capital by the internal risk model, and thus assigned return requirements. Even though we take a risk-adjusted return as our target, we aspire to meet the high, but fair expectations of our investors also with regard to the return on total capital placed at our disposal.

At what level should the RORAC target be set?

Our RORAC target is a sustained return on risk-adjusted capital of 15% over the whole market cycle. We will not finalise and publish the risk-adjusted capital applicable for 2008 until May, when we have comprehensively assessed our current risk positioning. As things stand, however, our assumption is that the RORAC figure will correspond to an expected consolidated profit of between €3.0bn and €3.4bn, which is equivalent to a return on equity ranging from 11.5% to 13.0%.

What assumptions is this target based on?

In both primary insurance and reinsurance, we are proceeding on the basis of statistically expectable claims experience. Provided there are no significant shifts in the composition of our business portfolio, we reckon with a combined ratio in the order of 98% in property-casualty reinsurance, which includes an amount of 6.5% of net earned premiums as projected claims expenditure for natural catastrophes.

On the investment side, we anticipate a consolidated result equivalent to around 4.5% of the average market values of the investments.

Lastly, our target is based on a largely stable currency environment. Changes in tax treatment are only considered to the extent that they are already known today.

Embedded values as additional performance indicators

In life primary insurance and reinsurance and in German health primary insurance, European Embedded Value (EEV) is one of the foundations of value-based management.

We aim to achieve EEV earnings of between 8% and 9% in relation to the value of the overall business in force at the beginning of the year. The life and health primary insurance business, managed and measured on an embedded-value basis, will contribute to the IFRS consolidated profit and thus to reaching the RORAC target, even though IFRS consolidated results follow the narrower individual financial-year perspective.

What do these Group targets mean for Munich Reinsurance Company?

In underwriting, we are proceeding on the assumption that with the solid quality of our business, we can achieve a combined ratio in the order of 98% or better, on the basis of a major-loss burden from natural catastrophes of 6.5% of our net earned premiums. As far as the investment result is concerned, we expect a return of 4.5% in relation to the average carrying amount of the investments.

Overall, it should be possible for Munich Reinsurance Company to achieve another very good result in 2008.

Binding standards for underwriting and pricing

In reinsurance, the Corporate Underwriting Division develops guidelines and best-practice principles for the handling of our reinsurance business. Corporate Underwriting thus defines standards for the underwriting, pricing and claims management of our non-life business. Besides this, regular reviews are conducted to make sure that these standards are complied with. In this way, we ensure that the quality of our reinsurance business is consistently high and that we respond swiftly to changes and new developments. Since Corporate Underwriting is closely linked to our operative business, it can generate needs-oriented products and services for our clients as well. For the life and health segments, this task is performed by specialists in the Life and HealthCare Divisions who, with the help of underwriting guidelines and reviews, also see to it that the business written always meets our high standards.

Parameters

General parameters

Our business environment is one of increasing complexity, with an upward trend in natural catastrophes. We are also seeing a disproportionate rise in man-made losses in relation to economic activity. The reasons are many and varied, ranging from technological progress and advancing geopolitical interdependencies to climate change and developments in international liability. In addition, concentrations of values are mushrooming, and regions are becoming more dependent on each other, giving rise to new risk potentials and accumulation hazards. It is, therefore, imperative to carry on refining risk models and to swiftly incorporate new findings.

Furthermore, the insurance industry's regulatory environment is being affected by profound changes. The introduction of new rules for state supervision in Europe under the banner of "Solvency II" and new accounting standards have implications for insurers' capital requirements and income statements; this will also influence the demand for reinsurance cover and trigger changes in its supply. A company like Munich Re, among the leaders in integrated risk management, can utilise the changing industry dynamics to its advantage and exploit the business opportunities they present.

Economic parameters

Despite a number of burdens, the general global economic environment for the insurance industry remained largely favourable in 2007. Although the oil price rose strongly, particularly in the second half of the year, the reduction in global economic growth in comparison with the previous year was only slight. The international financial markets, however, were significantly disrupted by the US subprime mortgage market crisis. Against this backdrop, most stock markets in Europe nonetheless realised moderate price gains in the course of the year, whilst the increases in the USA were comparatively modest and losses were recorded in Japan.

Economy

Global economic growth continued in 2007, albeit with slightly less impetus. China, Europe and the USA were again the principal engines of the global economy, the importance of the USA declining against that of Europe.

In the USA, the world's largest insurance market, economic growth slowed appreciably compared with the previous year. Chiefly responsible for this was the slackening of the housing market, which was accompanied by the collapse on the subprime mortgage market, in turn leading to a confidence crisis on the capital markets. Once again, the mainstays of the economy were private consumption and corporate investments. Year on year, real GDP rose by 2.2%.

With real growth of 2.1%, Japan's economy also lost some momentum.

Economic growth in the eurozone, driven by domestic demand and exports, was marginally weaker in 2007 than in the previous year, amounting to 2.7% in real terms. Once again, there were marked regional differences: the increase in real GDP in Spain and Ireland, for example, was well above average, whereas economic growth in Italy and Portugal again remained comparatively subdued.

The performance of the German economy was also somewhat weaker in 2007 than in the previous year. The most significant contributions to growth came from investments and the export sector. The economic upswing continued to have a positive effect on the labour market, with an annual average rise in the number of people in employment of approximately 650,000. The unemployment rate stood at 8.1% in December, a year-on-year decrease of 1.5 percentage points.

In the UK, economic growth was sustained at around the level of the previous year, chiefly due to robust domestic demand.

Rapid development in emerging markets persisted in 2007, the crisis on the international financial markets being concentrated primarily on industrialised nations. The Chinese economy remained very strong, with real growth totalling 11.4%. In India, too, the high current expansion rate remained almost undiminished.

Among the central and eastern European countries, Russia and Poland were among those recording higher growth than the previous year. Momentum in Hungary slackened somewhat, reflecting the current consolidation efforts of its government.

In Latin America, the economy cooled a little in comparison with the previous year, due not least to slightly weaker growth in Mexico. Brazil, on the other hand, made gains in terms of real economic growth.

The global situation in 2007 was characterised by the rising prices of commodities – especially oil – and foodstuffs, which, however, contrasted with diminishing inflationary pressure owing to an economic slowdown. Over the year as a whole, rates of inflation fell moderately both in the USA and the eurozone. In this environment, and particularly against the background of the problems on the international financial markets, the US Federal Reserve pruned back its reference interest rate from 5.25% at the start of the year to 4.25% at the end of 2007. In contrast, the European Central Bank increased its reference interest rate in the first half of the year from 3.5% to 4.0% and then left it unchanged. In the same period, and thus also prior to the onset of the financial market crisis, the Bank of England put up its key interest rate from 5.0% to 5.75%, only to then lower it again in December to 5.5%.

Capital markets

By and large, price developments on the international stock markets were moderately positive in 2007. The EURO STOXX 50, for instance, improved by nearly 7%, whereas in the USA the S&P 500 advanced by well over 3%. The DAX made gains in the region of 22%, while the Japanese Nikkei Index recorded a decrease of about 11%.

In view of positive economic expectations, yields on ten-year German government bonds moved up initially from 3.9% at the beginning of the year to just under 4.7% at the start of July, and ten-year US government bond yields improved from 4.7% to 5.2% by mid-June. However, the US subprime mortgage market crisis – and with it the dampening of economic prospects – led to yields falling back to 4.3% at year-end in Germany and even to 4.0% in the USA.

The euro gained considerable ground against the US dollar in the course of the year, its price rising from US$ 1.32 to US$ 1.46. Against the Japanese yen, it moved up only marginally from ¥157.12 at the start of the year to ¥163.33 at the end of 2007.

Insurance industry Writing business at risk-adequate prices was once more the central issue on the insurance markets in 2007. In the reinsurance renewals at the beginning of the year and at 1 April and 1 July, it was again apparent that most market players were giving priority to selective and profit-oriented underwriting.

The capital base of the reinsurance industry continued to improve in comparison with 2006 due to good underwriting results and despite a noticeable increase in natural catastrophe losses. Reinsurers have begun to return excess capital to their shareholders in order to ensure the profitability of the capital employed in their business. Altogether, the capitalisation of the reinsurance industry remains robust, which also influences the intensity of competition.

Important insurance markets Premium development in the insurance industry, particularly in property-casualty insurance, is strongly influenced by the overall economic situation, and further by the effects of the market cycle. Apart from macroeconomic stimuli, changes in the legal and tax environment also play a key role in the market dynamics of life and health insurance.

The still relatively robust global economy in 2007 supported the development of the insurance markets. This applied especially to those markets in emerging economies. In China and India, for example, the figures up to and including November show that dynamic premium growth continued. European markets also displayed positive growth dynamics; in Spain, for example, total premiums in the first three quarters were up by nearly 10% year on year.

In Germany, however, despite the still robust economic situation, premium volume remained more or less unchanged in comparison with the previous year, decisive factors being the continued intensive competition, the economic uncertainty felt by many citizens, and real incomes again sinking slightly.

Legal parameters

Various German, European and global initiatives in the field of insurance law are constantly changing insurers' legal parameters. The German insurance industry is affected by several items of proposed legislation that will impact its business in terms of pricing and product design, client relations, and the overall business processes of companies in the sector.

Extensive insurance law reforms came into force in our home market of Germany on 1 January 2008.

The amended **German Insurance Contract Act** (VVG reform) aims to bring the Act into line with supreme court decisions and increase consumer protection. The reform emphasises, for example, the obligations of insurance companies to provide information and consultancy prior to and on concluding contracts. The new VVG stipulates that insurance clients are to be provided with the general terms and conditions of insurance in good time before agreeing to a contract. In life and health insurance, acquisition and marketing costs will have to be disclosed in future (details of this will be regulated by an ordinance).

The ninth amendment of the German Insurance Control Act entered into force on 1 January 2008. This contains revised provisions covering the transferral of insurance portfolios. In its judgement of 26 July 2005, the German Federal Constitutional Court had declared the previous ruling unconstitutional and commissioned the legislators to formulate a regulation meeting the requirements of constitutional law by 31 December 2007. Besides this, insurance supervision has been brought into line with the changes in international standards for financial supervision, especially where risk management within companies is concerned.

On a European level, the **Solvency II project** continues to progress. On 10 July 2007, the EU Commission published its proposal for a Solvency II framework directive combining and updating the content of 13 EU directives. The new rules will change the supervisory system fundamentally, making it more risk-focused: Solvency II will much better reflect economic realities. In the future, insurance companies will not only need to provide evidence of risk-adequate capital resources but will also have to meet various qualitative risk management requirements.

The proposed regulations also aim to reorganise the supervision of groups of companies in Europe. The previous system of single-company ("solo") supervision based on national corporate structures is to be superseded by stronger group supervision and supplemented by European group supervision, thereby recognising that groups are increasingly being managed centrally across national borders.

The European Commission's proposal represents an important contribution to creating a level playing field and hence to the further development of the European single market. The Solvency II directive is scheduled to be adopted in late 2008 or early 2009.

Munich Re benefits from Solvency II in terms of enhanced customer loyalty and additional growth opportunities. In future, there will be a demand for customised solutions more closely aligned to individual risk parameters and offering an even higher degree of flexibility. Munich Re is thus increasingly assuming the role of a partner that creates value for primary insurers via a more comprehensive service approach akin to that of a holistic financial adviser.

In the **USA**, 2007 again saw intensive discussion concerning supervisory law revisions, in particular with regard to foreign reinsurers. At present, the insurance and reinsurance industry is supervised by 50 insurance commissioners in the individual US states. There is now virtual unanimity that this system is inefficient and costly, weakening the competitiveness of the US market overall. For quite some time, there have thus been plans to introduce an integrated federal supervisory authority or to further develop the existing system of individual state supervision.

The US Congress is currently considering two bills which envisage federal supervision for insurance companies. Owing to the presidential election on 4 November 2008, when the House of Representatives and parts of the Senate are also elected, a decision on these two bills is not to be expected until 2009 at the earliest.

The insurance supervisors of the individual US states, organised under civil law as the National Association of Insurance Commissioners (NAIC), have also made proposals for the further development of the existing system, according to which supervision at individual state level would be simplified – for example, only one supervisory authority would have responsibility for one foreign reinsurer. In this context, particular consideration would be given to the financial strength of the reinsurer on the basis of its rating. The NAIC proposals are problematic in that they would need to be implemented in all US states, and that individual US states have no legal possibility to conclude contracts with other countries.

If a federal supervisory authority existed, however, it would be possible to conclude legally binding international agreements on the supervision of insurance companies. Consequentially, a federal solution would be preferable from the perspective of a reinsurance company with global operations.

Overview and key figures

As a professional reinsurer, Munich Reinsurance Company operates worldwide in all classes of insurance. It is the parent company of the Munich Re Group, whose business encompasses reinsurance, primary insurance and asset management.

As in the previous year, Munich Reinsurance Company's business performed very well in 2007.

In the financial year 2007, the Company wrote gross premiums totalling €17.6bn (17.8bn), a slight year-on-year decline mainly attributable to the scheduled reduction in large-volume treaties. Currency translation effects also had a negative overall impact on our premium volume in 2007. Despite sustained competitive pressure, we nevertheless achieved risk-adequate prices in the last treaty renewals. In line with our maxim of "profitability before premium volume", we continue to adhere to a very selective underwriting policy geared consistently to profitability. We refrained from renewing treaties that did not meet our requirements in terms of prices, terms and conditions, and succeeded in replacing them with attractive new business in other segments. Some 80% (78%) of our premium income came from business with non-German clients.

Our underwriting result before claims equalisation provisions showed a profit of €785m in 2007, compared with €504m in the previous year. At €1.2bn, claims costs for major losses were approximately 40% higher than in the previous year (€864m), but were still within the long-term average. The heaviest burden came from Winter Storm Kyrill, which in the first quarter of 2007 caused losses of around €360m, particularly in Germany but also in other central European countries.

The combined ratio, which reflects the relation of claims and costs to net earned premiums, came to 95.9% (97.9%). Excluding claims burdens from natural catastrophes, it amounted to 91.2% (96.3%).

The following table shows our expenditure for major losses in the past five years (with the percentage for natural catastrophe losses):

Major losses over €5m (net)

€m	2007	2006	2005	2004	2003
Major losses total	1,229	864	3,092	1,164	921
Thereof natural catastrophes	575	196	2,492	675	245

Low loss expenditure in the previous year had enabled us to allocate €626m to the claims equalisation provisions, and we strengthened them further in the year under review by an amount of €1,122m, with a particularly high addition to the provisions in fire business. After the allocations to claims equalisation provisions, our underwriting result showed a loss of €337m (122m).

Our investment result totalled €3,693m, a further improvement of €385m compared with the previous year, of which €799m (969m) is incorporated in the underwriting result as interest on technical provisions, in compliance with accounting regulations.

Given that our portfolio of fixed-interest securities was still large, we continued to earn high interest income in the financial year 2007. With the reporting-date analysis showing a considerably lower increase than in the previous year, the need for write-downs of fixed-interest securities in the financial year 2007 was also significantly lower compared with 2006. The favourable development of the stock markets enabled us to again realise significant capital gains in 2007.

We also realised appreciable gains on the disposal of a real estate package, which were neutralised, however, by the posting of a special reserve in accordance with Section 6b of the German Income Tax Act.

To optimise its post-tax income, Munich Reinsurance Company contributed liquid assets amounting to €9bn in three new limited partnerships which hold new special funds that invest exclusively in fixed-interest securities. The registered seats of these partnerships are situated in the community of Grünwald, a location providing trade tax advantages. The equity contributions were financed through the liquidation of several special funds and the disposal of fixed-interest securities, a transaction which had a positive effect on the investment result.

Altogether, the Company's return on investment (including deposits retained on assumed reinsurance) thus rose to a satisfying 5.1% (4.3%) as at 31 December 2007.

Munich Reinsurance Company's results

€m	2007	2006	2005	2004	2003
Underwriting result	–337	–122	–1,706	–507	–1,747
Investment result without interest on underwriting provisions	2,894	2,339	1,391	1,887	2,614
Other result	–465	–301	–278	–505	–343
Taxes	–649	–221	–399	–98	–13
Profit/loss for the year	1,443	1,695	–992	777	511
Net retained profits	1,198	1,033	712	459	287

In the financial year 2007, we posted a profit for the year of €1,443m. After the transfer of €289m to our revenue reserves and consideration of the profit carried forward, net retained profits totalled €1,198m. These are earmarked for the payment of an increased dividend of €5.50 per share.

Events after the balance sheet date

Under the share buy-back programme decided by the Munich Re Board of Management in the second quarter of 2007, we repurchased a further 3.4 million shares with a volume of €444m after the balance sheet date up to 23 January 2008.

In addition, in February 2008, we sold 1.3 million put options on Munich Re shares for the share buy-back programme, adopted by the Board of Management on 29 January 2008. The options will expire in October 2008 and, if exercised, will result in a buy-back volume of €149m.

Munich Re has launched a bond programme amounting to US$ 1.5bn with which so-called extreme mortality risks can be placed on the capital market. A first tranche of US$ 100m has now been placed with investors at a price of 1.35% above the three-month LIBOR. This transaction is designed to protect the Munich Re Group against large losses that might result from an exceptional rise in mortality rates after major pandemics or similar events. The programme is such that Munich Re can launch further tranches at short notice, e.g. in response to increased demand for capacity from its reinsurance clients.

Classes of business

In **life reinsurance**, we were not able to match the previous year's premium level. The decrease was mainly linked to the scheduled reduction of two large-volume individual reinsurance treaties and negative currency translation effects. The substantial fall in deposits retained on assumed reinsurance in the year under review is a by-product of this reduction.

As in prior years, the trend towards private annuity insurance continued in Germany in 2007. Riester and Rürup pension products proved increasingly popular. The demand for endowment insurance, by contrast, has been stagnating since the tax advantage granted on these policies was abolished at the end of 2004. We expect fundamental growth impulses for our new business in future from such developments as the restructuring of the European solvency regime (Solvency II), the continuing privatisation trends in old-age and disability provision, and the dynamic expansion of the insurance markets in Asia and Eastern Europe.

In 2007, new business in many important markets remained at around the same level as in the previous year, although the number of disability risks increased in relation to the volume of mortality business. Besides traditional reinsurance, our Retakaful Branch in Kuala Lumpur, Malaysia, has been offering Family Retakaful contracts compliant with Shari'ah principles (as an alternative to life reinsurance) since 2007. We are thus one of the first major reinsurers in this market segment. We managed to further improve the result in life reinsurance compared with the previous year, and we anticipate that in the coming years our initiatives in Asia will generate growth that is well above average.

Health reinsurance experienced a strong increase in premium volume in the year under review. Although we terminated several treaties for which we were not able to realise our pricing expectations and treaty conditions, premium income in the financial year experienced a significant year-on-year increase owing to new business and expansion of client relationships, especially in the Gulf region.

In Germany, the health reform debate was concluded at the beginning of 2007. The division of the German health insurance market into statutory and private health insurance will be maintained.

All in all, it looks as if the international health insurance market will become more dynamic. We see an increasing need for innovative reinsurance solutions and expect that attractive growth opportunities will successively present themselves, for instance in the Gulf states. Munich Re has been active in this market for several years now, with managed care service companies that support our clients in risk management and the assumption of insurance risks. The specialist health primary insurer DAMAN, established by Munich Re in Abu Dhabi in 2005, commenced operations in mid-2006. It has been growing profitably and has in the meantime become a leading provider in the market. We are the exclusive reinsurer there and expect DAMAN to continue developing positively. It is likely that more Gulf states will privatise their health markets in future, giving a further boost to our health reinsurance business.

As in the previous year, we achieved a good result.

In **accident reinsurance**, we recorded a decrease in premium volume in the year under review, primarily owing to the consolidation of our portfolio in workers' compensation business. Although the result improved considerably compared with the previous year, it was still negative and did not meet our expectations. The main reason for this poor performance was the need for further reserve strengthening to take account of longer run-off periods and higher medical costs in workers' compensation business in the loss portfolio for accident years 2001 and prior taken over from our US subsidiary Munich Re America in 2005. For more recent accident years, however, Munich Re America's intra-Group cessions have experienced more favourable loss emergence than expected across nearly all lines of business, so that on balance the result is virtually break-even.

In **liability reinsurance**, prices largely remained at a good level and resulted in gross premiums remaining constant compared with the previous year. Market players' risk awareness was high, leading to realistic estimates of potential losses and therefore to risk-adequate prices.

There was a minor deterioration in the result in 2007 as against the previous year, essentially owing to higher claims costs from major losses.

In **motor reinsurance**, premium volume declined, mainly because of the negative developments in primary insurance premiums and the reduction of a major proportional quota share treaty. Pressure on rates persisted on a broad front in Germany. Reinsurance premium volume declined throughout the market and the margins narrowed. We further reduced our proportional business for 2007 as a consequence of our strictly profit-oriented underwriting policy.

The greatly improved year-on-year result is attributable to the absence in 2007 of negative effects from the restructuring of intra-Group cessions. Moreover, it was not necessary to strengthen the reserves for losses from French motor business as much as in 2006. In the previous year, these two factors had produced a significant deterioration in the result in motor reinsurance business.

In **marine reinsurance**, premium growth was robust. We benefited above all from cessions by our subsidiary MR Capital, which took advantage of the still positive market environment to conclude new business in the energy and cargo sectors.

As expected, the result in marine reinsurance improved substantially compared with the previous year, the reason being the lower cost burden from major losses than in 2006, when reserves for the 2005 hurricanes required significant strengthening.

Premium income in **aviation reinsurance** showed a marked decline in the two volatile classes of aviation and space. In aviation, the reductions in rates and premiums we experienced were drastic, as expected, reflecting the increased competition among a growing number of market players. In aviation, prices for insuring the launch and operation of satellites softened further in 2007. Moreover, some scheduled satellite launches had to be postponed until the following year or were even cancelled completely.

The result in aviation reinsurance was lower than in the previous year, mainly because of two major claims in space reinsurance (loss of two satellites during the launches).

We posted a rise in premium volume in **fire reinsurance**. Prices largely remained at a good level, as was also the case in liability reinsurance. As in the past, we systematically refrained from writing business that did not meet our requirements for risk-adequate prices, terms and conditions. However, we succeeded in replacing unrenewed treaties with attractive new business.

The result declined substantially compared with the previous year. This, however, is due to the exceptional major-loss expenditure incurred in 2006 and to the fact that 2006 had been strongly influenced by the aforementioned intra-Group shifts in the results of individual lines of business. With a major-loss burden that was within the long-term average, we achieved a very positive overall result before allocation to the claims equalisation reserve.

In **engineering reinsurance** (machinery, EAR, CAR, EEI, etc.), premium income was slightly up on the previous year.

Although we were unable to emulate the good result of the previous year, the result in 2007 was nevertheless still very satisfactory.

Under the heading of **other classes of business**, we subsume the remaining classes of property reinsurance, i.e. burglary, glass, hail (including agricultural reinsurance), water damage, contingency, windstorm, livestock and householders' and homeowners' comprehensive reinsurance as well as credit and fidelity guarantee reinsurance.

Overall premium volume in these classes was somewhat higher in the year under review. We further extended our leading position in agricultural reinsurance. The business we wrote mainly comprised state-supported crop insurance programmes, with a large portion stemming from the USA. Apart from this, we work closely with selected cedants in applying our global experience and competence in agricultural reinsurance to individual segments and regions with high growth potential.

The combined technical result of these classes improved slightly year on year, despite the significant impact that Winter Storm Kyrill had on a number of classes.

In credit reinsurance, the positive result achieved in the previous year further improved in 2007, with only very few major losses and a more or less unchanged number of small and medium-size losses. Premium volume in credit reinsurance grew modestly, since the lower demand for reinsurance among our European clients was more than compensated for by the expansion of business in China.

	Gross premiums written		Underwriting result before claims equalisation provision and similar provisions	
€m	2007	2006	2007	2006
Life	4,848	5,275	306	282
Health	820	667	51	51
Accident	454	539	–398	–739
Liability	1,501	1,502	–132	–17
Motor	2,184	2,352	–90	–437
Marine	1,081	924	152	–211
Aviation	471	694	10	105
Fire	3,179	2,974	670	1,305
Engineering	1,196	1,154	110	163
Other	1,828	1,766	106	2
Non-life combined	12,714	12,572	479	222
Total	17,562	17,847	785	504

Claims equalisation provision and similar provisions

The **claims equalisation provision and similar provisions**, whose calculation and recognition are largely governed by law, can substantially influence the underwriting result shown.

The claims equalisation provision serves to mitigate fluctuations in the annual claims requirements of future years, which even in the case of a homogeneous and adequately large insurance portfolio can be significant from one accounting period to the next. Calculated on the basis of past statistics, it can smooth the financial effects of the random occurrence of above-average and below-average claims in individual financial years. The claims equalisation provision is established for individual classes of property-casualty business.

The item "similar provisions" combines provisions for major risks established for exceptional cases in underwriting where it is not possible to form a segment that is sufficiently large and homogeneous to balance the risk within a determinable period of time. A provision for major risks therefore does not serve to balance annual fluctuations but to deal with very rare individual occurrences that have exceptional loss potential. This item embraces the provision for natural hazard risks and similar provisions for nuclear risks, pharmaceutical product liability risks and terrorism risks.

Given the positive results, we were able to strengthen the balance sheet item "claims equalisation provision and similar provisions" in the financial year 2007, especially in fire, marine, motor and credit business. Altogether, we allocated a total of €1,122m (626m) to this balance sheet item. The bulk of this amount consisted of €754m (364m) to the claims equalisation provision itself and €339m (235m) to the provision for natural hazard risks. Other allocations made by the Company in the financial year 2007 were €18m (19m) to the provision for terrorism risks, €4m (6m) to the provision for pharmaceutical product liability risks, and €6m (2m) to the provision for nuclear risks.

Investments

Investment principles

In addition to our return target, the main considerations in our investment strategy are security, liquidity, mix and spread of investments. We reduce currency risks by matching our expected liabilities with assets in correlated currencies. We also take care that the maturities of our fixed-interest securities are aligned with those of our liabilities. Besides this, the Company keeps sufficient liquid funds available to be able to meet its payment obligations at all times. The methods we use to control investment risks are described in the risk report.

Our investment strategy is committed to the principle of sustainability. We aim to ensure that at least 80% of the market value of our investments is invested in assets which are included in a sustainability index or satisfy generally recognised sustainability criteria. Since mid-2007, we have used the services of oekom research, an independent rating agency for sustainability, to advise us in this area. Our sustainability criteria for corporate and bank bonds have been considerably tightened as a result.

Investment mix

€m	31.12.2007	31.12.2006	31.12.2005	31.12.2004	31.12.2003
Land, land rights and buildings, including buildings on third-party land	824	981	1,005	1,037	1,049
Investments in affiliated companies and associates	21,831	12,293	12,054	13,015	13,613
Loans to affiliated companies and participating interests	703	247	211	1,236	1,325
Shares, investment certificates and other non-fixed-interest securities	7,839	14,590	15,385	12,927	12,920
Bearer bonds and other fixed-interest securities	21,419	21,915	19,266	17,937	16,189
Other investments	919	458	522	502	370
Total	53,535	50,484	48,443	46,654	45,466

Development and structure of investments

The carrying amount of Munich Reinsurance Company's investments (excluding deposits retained on assumed reinsurance) rose by 6.0% to €53.5bn in the financial year 2007. The following items involved significant changes compared with the previous year:

Land, land rights and buildings, including buildings on third-party land

Our real estate investments are geared to generating an appropriate yield. To this end, we continually monitor existing items with regard to their long-term profitability and future exposure to risks. In addition, the diversification of our portfolio is a key element of our real estate strategy.

It was against this background that we prepared the disposal of a German real-estate package in 2006. This led to a sale of land and buildings with a total carrying amount of €176m in the financial year 2007, enabling us to realise capital gains of €360m in the process.

Investments in affiliated companies and participating interests

The increase of €9,538m in carrying amounts largely resulted from the establishment of three new affiliated companies totalling €9,012m. These companies are the owners of new special funds for fixed-interest securities. In the case of our subsidiaries, capital increases amounting to €378m on balance were carried out. We also acquired MSP Underwriting Ltd. and Bell & Clements Ltd.

Shares, investment certificates and other non-fixed-interest securities

The portfolio reduction is attributable in part to the liquidation of three special funds, totalling €7bn, which was invested in affiliated companies, leading to a shift from investment fund certificates to investments in affiliated companies.

In the year under review, we took advantage of the still favourable stock-market situation to realise significant gains on the disposal of equities, in particular Allianz and RWE shares.

Bearer bonds and other fixed-interest securities

At €21.4bn, investments in fixed-interest securities were virtually unchanged compared with the previous year (€21.9bn) and account for a sizeable 40.0% (43.4%) of total investments (excluding deposits retained on assumed reinsurance business). A slight expansion of our portfolio was counteracted by negative currency translation effects. Our portfolio of fixed-interest investments has an excellent rating structure. As at 31 December 2007, approximately 99% of our fixed-interest securities were investment-grade and 97% were rated "A" or better.

Valuation reserves Owing to an amendment to Section 54 of the German Accounting Regulations for Insurance Companies, the off-balance-sheet valuation reserves reported must now include not only investments recognised at amortised cost but also investments accounted for at nominal value. Our off-balance-sheet valuation reserves, i.e. the difference between the fair value of our investments and their nominal value, decreased only slightly to €11,015m compared with the previous year, despite extensive disposals. It is important to remember, however, that a total of €40m in investments accounted for at nominal value were recognised in 2007 whereas in the previous year these investments were not taken into account. A detailed breakdown of the reserves is provided in the notes on page 81.

Valuation reserves

€m	31.12.2007	31.12.2006	31.12.2005	31.12.2004	31.12.2003
Real estate	1,309	1,632	1,509	1,655	1,808
Equity investments	9,009	8,884	7,683	4,565	4,929
Fixed-interest securities[1]	697	531	844	583	283
Total	**11,015**	**11,047**	**10,036**	**6,803**	**7,020**

[1] As from 2007, investments recognised at nominal value are taken into account as well as investments at amortised cost.

The gains realised on the disposal of real estate led to a reduction in the valuation reserves for land and buildings. By contrast, the valuation reserves for our equity investments showed a moderate rise owing to the still favourable performance of the capital markets, despite realised capital gains. In the case of our fixed-interest securities, the valuation reserves increased because we realised losses in 2007 and the interest-rate level in the USA declined over the year.

Result We succeeded in improving our investment result in the financial year 2007 by €385m compared with the previous year.

As a result of the liquidation of several special funds, we realised €465m, leading to a year-on-year improvement of €261m in the investment result. Moreover, we realised high gains on the sale of equities.

The gains on the disposal of real estate totalling €360m were allocated to the special reserve posted in accordance with Section 6b of the German Income Tax Act and are therefore not included in the overall investment result.

Investment result

€m	2007	2006	2005	2004	2003
Regular income	3,797	3,166	2,873	2,616	6,285
Write-ups/write-downs	–319	–152	–1,948	–555	–207
Net realised capital gains	1,028	981	1,846	950	1,114
Other income/expenses	–813	–687	–216	–125	–3,596
Total	**3,693**	**3,308**	**2,555**	**2,886**	**3,596**

The table below shows the investment result for the past five business years broken down by type of investment:

Breakdown of investments by type

€m	2007	2006	2005	2004	2003
Real estate	32	70	48	73	79
Investments in affiliated companies and associates	285	265	–104	–632	307
Loans to affiliated companies and to participating interests	9	6	–1,234	87	63
Shares, investment certificates and other non-fixed-interest securities	1,835	1,489	1,570	1,504	1,691
Bearer bonds and other fixed-interest securities	793	576	930	845	542
Other investments	739	902	1,345	1,009	914
Total	**3,693**	**3,308**	**2,555**	**2,886**	**3,596**

Financial position

Investments on the assets side of the balance sheet serve mainly to cover technical provisions (72.3% of the balance sheet total). Equity (12.2% of the balance sheet total) and subordinated bonds classified as strategic debt (6.4% of the balance sheet total) are the most important sources of funds.

In contrast to liabilities under loans and securities issued, we cannot foresee with certainty how high our liabilities from underwriting business will be and when they will arise. Whilst in property insurance a major portion of the provisions is generally paid out after one year, in life insurance or liability insurance substantial amounts are still due decades after the contracts were concluded. The currency distribution of our provisions reflects the global orientation of our Group. Besides the euro, our main currencies are the US dollar and pound sterling. We ensure that our business is sufficiently capitalised at all times by monitoring the situation continuously and taking suitable measures, which are dealt with in the section on capital management.

To optimise our capital position and reduce capital costs, we again used strategic debt in 2007 and returned equity to our shareholders in the form of share buy-backs and dividends. Strategic debt increased by €1.8bn in 2007, mainly due to our subordinated bond issue with a volume of €1.5bn. A detailed analysis of the structuring of this type of funding is provided in the section on strategic debt on page 34.

In order to improve our capital structure even further, we decided in May 2007 to continue buying back shares, a process we had begun in November 2006 with a volume of €1bn. In this latest step, we resolved to repurchase a volume of at least €2bn by the next Annual General Meeting on 17 April 2008. Having meanwhile successfully concluded this share buy-back programme in January 2008, and including the dividend for the financial year 2006, we have paid out a total of around €4bn to our shareholders since November 2006.

Since we are an international (re)insurance group, some of our financial resources are subject to restraints on disposal, which affected investments with a volume of €7.2bn at the reporting date. Supervisory authorities in some countries, for example, require foreign reinsurers to establish premium and reserve deposits with primary insurers.

Asset-liability management

The structure of our technical provisions and other liabilities is the basis for Munich Re's investment strategy. The main focus of this strategy is asset-liability management, the aim of which is to ensure that economic factors influence the value of our investments and that of our technical provisions and liabilities in the same way, thus cushioning the effect of capital market fluctuations. For this purpose, we mirror important features of the liabilities, such as maturity patterns, currency structures and inflation sensitivities, on the assets side of the balance sheet by means of investments with similar characteristics. If, for instance, there is a strong rise in inflation, our nominal outflows as a result of claims payments increase significantly. This applies in particular to lines of business with long payout patterns, e.g. liability, as inflation accumulates over a number of periods. To an increasing extent we are endeavouring in our asset-liability management to structure our investment portfolio in such a way that inflows from investments increase in line with rising inflation rates.

To configure our asset management as effectively as possible, we also use derivative financial instruments, which are described on page 79 f. of the notes to the financial statements.

Capital management

Through active capital management, which is an important element of our Changing Gear growth programme, we ensure that the capital of the Munich Re Group is maintained at an appropriate level. Munich Reinsurance Company's capital is a large and important part of this. The Group's available capital must always be sufficient to cover the capital requirements determined both by our own internal risk model and by the requirements of supervisory authorities and rating agencies. We aim to ensure that our financial strength is such that it enables us to take advantage of measured opportunities for growth, is not significantly affected by normal fluctuations in capital market conditions, and remains at a reasonable level even in the wake of major loss events or substantial falls in the stock markets. At the same time, we also define an appropriate level of Group capital as one which does not exceed that required for our operations. Such a needs-based, risk-commensurate capital level makes a decisive contribution to financial discipline in all our business processes.

Our active capital management includes returning surplus capital to equity holders through attractive dividends and share buy-backs, within the scope permitted by Munich Reinsurance Company's revenue reserves, as determined under German commercial law. In the period May 2007 to the end of 2010, we aim to return at least €8bn to our shareholders. By 26 February 2008, we had already repurchased 15.1 million Munich Re shares with a value of €2bn. Further shares with a volume of at least €3bn are set to follow by the end of 2010. Reducing the number of shares issued and improving our profit will enable us to boost our earnings per share by an average of 10% annually from 2007 to 2010, proceeding from a normalised basis. In addition, we intend to pay our shareholders an annual dividend of at least €1bn for the financial years 2007 to 2009.

Essentially, we see efficient and transparent capital management – always geared to what is feasible – as an appropriate means of achieving our goal of being recognised as a reliable partner in the capital markets. This should guarantee our ability to raise capital quickly and easily on the capital markets, especially for large potential growth opportunities (even if currently unlikely) and the optimisation of our capital structure. In June 2007, to reduce our cost of capital, we placed a subordinated bond with a total volume of €1.5bn in a favourable market environment.

The available capital should not only be adequate, it should also be deployed efficiently. We use our value-based management to set performance targets designed to ensure that every investment achieves a sustainable return commensurate with the risk involved. To limit fluctuations in results owing to major losses, we have also developed guidelines and limit systems within the framework of integrated risk management and corporate underwriting. We also use asset-liability management and a system of limits to restrict the risks involved in our investments.

Our internal risk model plays a central role in capital management. We use it to analyse how certain risk scenarios affect segment results and investments. We determine our economic capital on the basis of the internal risk model data so that we are able to absorb two successive annual losses of a size expected only every 100 years. Next, the capital determined is allocated proportionately to the individual divisional units in line with the volatility of their business activities. We continuously review the assumptions on which the internal risk model is based and adjust them as required.

Equity In the year under review, our equity decreased by €1,849m to €9,306m, or by 16.6% compared with the previous year, mainly owing to the share buy-back programmes announced in November 2006 and May 2007. In the financial year 2007, we bought back shares to the value of approximately €2,303m by the balance sheet date, which we offset against the revenue reserves. €988m of the net retained profits for the previous year was distributed as a dividend to shareholders.

These withdrawals compare with a profit for the financial year 2007 totalling €1,443m, of which €1,124m has been earmarked for the dividend payment.

Equity

€m	31.12.2007	31.12.2006	31.12.2005	31.12.2004	31.12.2003
Equity	9,306	11,155	10,417	11,866	11,375

Information in accordance with Section 289 para. 4 of the German Commercial Code and explanatory report of the Board of Management

Composition of the issued capital

As at 31 December 2007, Munich Reinsurance Company's share capital of €587.7m was divided into 217,888,670 registered, no-par-value, fully paid shares. The shares are endowed with full voting and dividend rights, with the exception of the 10,064,599 shares held by the Munich Re Group itself at 31 December 2007 (Section 71b of the German Stock Companies Act). Each voting share carries one vote at the Annual General Meeting. Article 5 para. 1 of the Articles of Association excludes the right of shareholders to have share certificates issued for their shares. Shareholders' participation in the Company's profit is based on the proportion of the share capital they hold (Section 60 of the German Stock Companies Act).

Restrictions on voting rights or the transfer of shares

The registered shares listed on the stock exchange are subject to transfer restrictions in that pursuant to Article 3 para. 2 of the Articles of Association of Munich Reinsurance Company, they may be transferred to another holder only with the consent of the Company.

Registered shares – unlike bearer shares – are issued in the name of their owner, whose name, address and date of birth are entered in the Company's register of shareholders together with the number of shares held. This allows Munich Re to communicate directly with the owners. With respect to the Company, the only parties deemed shareholders in accordance with the German Stock Companies Act (Section 67) are those entered in the Company's register of shareholders. This is one of the preconditions for attendance and exercise of voting rights at the Annual General Meeting. For our shareholders, having registered shares means, above all, that they are informed directly, quickly and comprehensively about our Company and its current activities and that they are also personally invited to take part in our Annual General Meeting.

The issuing of restrictedly transferable registered shares by Munich Re dates back to the Company's foundation in 1880 and is a very common phenomenon in the insurance industry. Restricted transferability means that these shares may be transferred to another holder only with Munich Re's consent, which, according to Article 3 para. 2 of Munich Re's Articles of Association, is granted at the Company's discretion. Since the share-trading processes have been made very efficient, the consent requirement does not lead to any delays in entry in the register. In recent decades, it has been granted without exception.

As at the balance sheet date, 11,776 shares issued to employees were also subject to a restriction on disposal until 30 November 2008.

Shareholdings exceeding 10% of the voting rights

Under the German Securities Trading Act, any investor whose shareholding – through acquisition, disposal or other means – attains, exceeds or falls below specified percentages of the voting rights in our Company must notify us and the German Federal Financial Supervisory Authority. The lowest threshold for this notification obligation was previously 5%. With effect from 20 January 2007, it was reduced to 3%. We have neither been notified nor do we know of any direct or indirect shareholdings in our Company equal to or exceeding 10%.

Shares with special control rights

There are no shares with special control rights.

System of control for employee share scheme where the control rights are not exercised directly by the employees

Like other shareholders, employees exercise control rights directly on shares issued to them, in accordance with statutory provisions and the Articles of Association.

Powers of the Board of Management to issue or buy back shares

The powers of the members of the Board of Management are defined in Sections 71 and 76 to 94 of the German Stock Companies Act. The Board of Management has the following powers to issue and buy back shares (the complete wordings of the relevant resolutions and provisions in the Articles of Association can be viewed under the heading "Investor Relations" on our website at www.munichre.com):

The Annual General Meeting of 26 April 2007 authorised the Company, pursuant to Section 71 para. 1 item 8 of the German Stock Companies Act, to buy back shares until 25 October 2008 up to a total amount of 10% of the share capital at the time of the Annual General Meeting resolution (€587,725,396.48). The shares acquired plus other own shares in the possession of the Company or attributable to the Company in accordance with Section 71a ff. of the German Stock Companies Act may at no time amount to more than 10% of the share capital. The shares may, in accordance with the provisions of the authorisation, be acquired via the stock exchange, via a public purchase offer to all shareholders, via a solicitation to all shareholders to submit offers (request to sell) or via a public offer to all shareholders to exchange Munich Re shares for shares in another listed company as defined in Section 3 para. 2 of the German Stock Companies Act. In so doing, it may buy back shares amounting to a maximum of 2% of the share capital using derivatives in the form of put options, call options or a combination of the two. The Board of Management is authorised to use shares thus acquired for all legally admissible purposes, in particular those specified in the authorisation, whilst excluding subscription rights; among other things, the Board of Management is empowered under Article 71 para. 1 item 8 sentence 5 of the German Stock Companies Act to retire the shares without requiring further approval from the Annual General Meeting.

The Annual General Meeting of 28 April 2005 authorised the Board of Management to issue, with the consent of the Supervisory Board, convertible bonds or bonds with warrants on one or more occasions up to 27 April 2010 for a maximum nominal amount of €3bn with an unlimited maturity period. Shareholders are generally entitled to a subscription right in respect of these bonds, but the Board of Management is authorised, with the consent of the Supervisory Board, to exclude this subscription right in the cases specified in the authorisation. The holders of such bonds may be granted conversion or option rights in respect of new shares issued by the Company up to a maximum amount of €100m of the share capital, in accordance with the respective bond or warrant conditions; as a precautionary measure, capital of €100m was conditionally authorised under Article 4 para. 4 of the Articles of Association.

The Annual General Meeting of 11 June 2003 also empowered the Board of Management in the event of a capital increase at any time up to 11 June 2008 from the capital authorised for this purpose, with the consent of the Supervisory Board, to attach one bearer warrant to each of the new shares to which the shareholders have a subscription right when the capital authorised for this purpose is issued. These warrants would entitle the bearer, on the basis of the warrant conditions then stipulated, to acquire registered Munich Re shares. Warrants may be issued for registered shares totalling up to €35m of the share capital; as a precautionary measure, capital of €35m was conditionally authorised under Article 4 para. 3 of the Articles of Association.

Under Article 4 para. 1 of the Articles of Association, the Board of Management is authorised, with the consent of the Supervisory Board, to increase the Company's share capital at any time up to 25 May 2009 by an amount of up to €280m by issuing new shares against cash or non-cash contribution (Authorised Capital Increase 2004). In accordance with the above-mentioned provisions of the Articles of Association, it may exclude subscription rights.

Under Article 4 para. 2 of the Articles of Association, the Board of Management is authorised to increase the share capital at any time up to 18 April 2011 by an amount of up to €5m by issuing new shares against cash contribution (Authorised Capital Increase 2006). The subscription right of shareholders is excluded insofar as this is necessary to allow the shares to be issued to employees of the Company and its affiliated companies.

The above-mentioned authorisations to issue or buy back shares are within the range of what is customary in the market and allow the Company to engage in active capital management. They enable it to cover any capital needs, even at short notice, for taking swift and flexible advantage of market opportunities in different fields of business. As illustrated by the recent share buy-back, the authorisations also enable Munich Re to buy back shares and thus return to shareholders capital no longer required for an efficient capital structure.

Further information and explanations relating to items 6 to 9 of Article 289 para. 4 of the German Commercial Code may be found in the corporate governance report.

Strategic debt We define as strategic debt all financial instruments with the character of outside financing that do not have a direct link with our operative business. It supplements our equity and is essentially designed to reduce the cost of capital and ensure that we have sufficient liquidity at all times. Munich Reinsurance Company classifies its subordinated loans as strategic debt.

Strategic debt

€m	31.12.2007
Euro subordinated bond, €3,000m, 6.75%, 2003 (2013/2023)[1]	3,000
Pound-sterling subordinated bond, £300m, 7.625%, 2003 (2018/2028)[1]	408
Euro subordinated bond, €1,500m, 5.767%, 2007 (2017/perpetual)[1]	1,500
Total	4,908

[1] First possible call date/term.

In December 2007, to facilitate administration, Munich Re Finance B. V. was replaced by the previous guarantor, Munich Reinsurance Company, as the issuer of the dated subordinated bonds issued in 2003. In this connection, the subordinated loans of €2,618m and £297m to Munich Reinsurance Company posted in the previous year were extinguished. Parallel to the change of issuer, the full bond amount and MR Finance B.V.'s redemption claim of €352m against ERGO was passed on to us. The claim resulted from the transfer to ERGO of part of the income from the subordinated bond issued.

The tranches of the bonds with nominal values of €3.0bn and £300m will mature in 2023 (euro tranche) and 2028 (pound-sterling tranche) and are callable by us for the first time on 21 June 2013 (euro tranche) and 21 June 2018 (pound-sterling tranche) respectively.

As part of our active capital management, we issued subordinated bonds with a volume of €1.5bn in June 2007. It is a perpetual bond, callable by us from ten years after the date of issue.

The Company strengthened its capitalisation with these subordinated liabilities, which are recognised in part as own funds by the German Federal Financial Supervisory Authority (BaFin).

Solvency Solvency in the case of insurance companies is generally understood to be the ability of an insurer to always meet the obligations assumed under its contracts. In concrete terms, this means an insurance company must fulfil specific minimum capital requirements. To calculate solvency, the minimum equity required for the volume of business (required solvency margin) is compared with the eligible equity actually available (actual solvency margin) on the basis of the company's financial statements. In determining the eligible capital elements, the equity is adjusted; specifically, it is increased by portions of the subordinated liabilities and reduced by intangible assets, participations in banks, financial services institutions and financial services companies. Munich Reinsurance Company's equity capital still amounts to several times the statutory minimum requirement.

Analysis of the cash flow

Munich Reinsurance Company's cash flow is strongly influenced by our business. We generally first collect the premiums for the risks assumed and do not make payments until later, in the event of a loss. The cash flow statements of insurance companies are therefore of limited relevance.

The **cash inflows from operating activities** have increased in comparison with the previous year, mainly owing to the very good development of our business, particularly the decline in claims payments made.

The **cash outflows for investing activities** were determined by payments for the acquisition of investments. These mainly involved company acquisitions or allocations of capital to affiliated companies, increases in our portfolio of equities, special funds and deposits with banks. On balance, cash outflows exceeded the inflows from the sale and maturity of investments.

The **cash outflows for financing activities** stem from the share buy-back in 2007 and the dividend payment for 2006. By contrast, Munich Reinsurance Company's subordinated bond issue resulted in a cash inflow.

Overall in the year under review, cash – which encompasses cash with banks, cheques and cash in hand – rose by €111m to €342m.

Other success factors

Besides the high quality of our business operations, a number of factors that cannot be measured by financial performance alone are instrumental in securing Munich Reinsurance Company's sustained economic success. These include:

- Open dialogue with our clients
- Our firm commitment to new, needs-oriented products and services
- Our corporate responsibility towards employees, society and the environment
- Efficient business processes for managing our Group and identifying or avoiding risks

Clients and relationships

As a professional reinsurer, Munich Reinsurance Company works together with over 4,000 corporate clients – traditional insurers and captives – from around 160 countries.

As reinsurers, we aspire to be the preferred partner in risk for our clients. Our operative business consequently provides companies wishing to cede insurance risks with the full range of underwriting products. In addition, they can benefit from our strengths that go beyond actual reinsurance cover: our financial strength, our knowledge, our solution-oriented approach, and real partnership with our clients.

We continued to be the preferred partner in knowledge for many clients throughout the world in 2007. In Munich and at our many offices and subsidiaries, we offer a large number of seminars and workshops each year on fundamental topics in all lines of insurance. Held in various languages, these place the emphasis on dialogue between our clients and Munich Re experts. We also stage numerous specialist events at our clients' offices every year – forums, symposiums and seminars – dealing with current developments in the individual markets and ensuring a continual transfer of knowledge.

Our two scholarship programmes, which offer high-quality advanced training for our clients' prospective managers, have enabled us over the years to strengthen the partnerships we enjoy with our cedants.

Our solution-oriented approach to collaboration is also clearly illustrated by connect.munichre, our internet client portal, where we provide our cedants with round-the-clock assistance: useful knowledge, services, analysis and quotation tools from the property-casualty and life segments. This supports primary insurers in their daily business and presents a direct and secure interface to Munich Re. With its swift, efficient and safe interactive features, connect.munichre supplements Munich Re's range of services and rounds off personal client relationships. The portal is currently used by over 1,100 insurers globally.

Last but not least, our cedants benefit from our local presence. Branches and subsidiaries around the world ensure that our clients can always find us where and when they need us. We thus combine international know-how with in-depth knowledge of local conditions, to offer our clients individual solutions in every case.

Research and development

Insurance markets are subject to a wide variety of influences. Munich Re concerns itself with these factors at an early stage so as to help shape them wherever possible and to adapt its products and services to the new circumstances or devise innovative solutions. Our more than 20 centres of competence play a special role here: they are active in many different fields, and the significance of their work sometimes goes far beyond the immediate world of insurance. Not only do they create the basis for identifying and highlighting new risks; they also help control them by making them insurable.

Munich Re's Geo Risks Research unit, for example, is the link between geoscientific research and operative underwriting. Besides analysing and evaluating risks, advising underwriters and clients, and developing new service tools, this centre of competence also addresses all climate-change issues of relevance to Munich Re in its new Corporate Climate Centre. The Centre of Competence for Biosciences focuses on recent and future trends in genetic engineering and their impact on society and the insurance industry. New centres of competence have also been created in life reinsurance. Their main tasks include analysing insurance portfolios, the findings of which are used to produce new actuarial assumptions and to optimise underwriting, developing products (for risks that are currently uninsurable for instance, such as diabetes under critical illness covers) and improving our clients' business processes (e.g. by using Allfinanz in medical underwriting).

The Information Technology Topic Network designs new types of IT covers geared to creating business opportunities and leveraging new business potentials. A recent example is Munich Re's work in developing first-party computer virus cover in response to the industry's need to insure its own losses caused by IT viruses. Other centres of competence deal with the topics of customised portfolio solutions (for old loss portfolios), directors' and officers' liability, workers' compensation, and the risks of the jewellery business and diamond trade (jewellers' block).

Lastly, our Knowledge Management Centre of Competence provides the methodological and institutional foundations for the constant updating and exchange of knowledge, enabling us to secure, expand and efficiently utilise this, our most important resource. There are now more than 60 topic networks, in which 700 staff from 20 countries are engaged in ensuring a living culture of knowledge.

In the divisions, novel solutions are developed by five innovation teams, i.e. interdisciplinary groups made up of highly qualified experts who work in close contact with the underwriting units to identify and tap new business opportunities. They help promote growth in the divisional units on three levels: by designing tailor-made solutions for our clients, developing new products or particular segment strategies, and introducing new distribution approaches. In this process, the account managers, with their direct access to the needs and requirements of our clients, remain the main source of new business ideas – the innovation teams take up these ideas and are the driving force behind their successful realisation. The focus is on analytical and actuarial methods and on strategic planning. These solutions provide our clients with a variety of benefits, including risk management analyses and support, optimised individual policy design, and new risk transfer solutions for risks on the boundary of insurability.

The Kyoto Multi Risk Policy, for instance, was developed for new risk constellations in emissions trading. Industrial enterprises are faced with the challenge of reducing CO_2 emissions worldwide and are therefore investing an increasing amount of money and know-how in emerging countries. With its innovative concept, Munich Re partners clients in covering risks arising from new technologies, uncertain counterparties and a politically unstable environment.

Our activities in the area of research and development in life reinsurance also include the observation and analysis of current market trends, e.g. the effects of Solvency II on the life reinsurance industry.

Staff

Our staff provide the basis for our success with their competence, motivation and commitment. They embody the qualities with which Munich Re turns risk into value. That is why we invest consistently in further developing their skills.

Facts and figures

In 2007, an average of 3,628 (3,476) staff were employed with the Company, representing an increase of 4.4%.

Initial and further training

Initial and further training rank among the strategic tasks in our human resources work. Our staff must be highly qualified and motivated to ensure the continued success of our operations. Their knowledge edge is critical to designing solutions for new market developments at an early stage and to meeting the high-level requirements of our business. We ensure the necessary qualifications and skills through systematic personnel measures that take into account individual abilities and future requirements. Hence, we consistently offer a large number of internal seminars for personal and specialist training.

Succession planning

We are also firmly committed to giving young people sound professional training and good career perspectives: in 2007, a average of 37 (39) trainees were employed at the Company. Key pillars of our succession planning are graduate trainee programmes and the employment of students.

International promotion of talent

Throughout the reinsurance group, we systematically identify and prepare staff for future management tasks worldwide with our scheme for assessing and developing staff potential (POE). Highly talented and qualified staff are selected and groomed for management functions in Munich and for leading functions at business units abroad. As a result, we create career prospects for our staff internationally and can fill vacancies with particularly suitable employees.

Commitment to sustainability

Munich Re's business is inextricably linked with ecological aspects. We are directly affected by environmental impacts, such as the greater frequency and intensity of weather-related natural catastrophes. A particular focus of our commitment is therefore climate protection: for many years Munich Re has been contributing its specialist knowledge to numerous organisations and associations concerned with global climate change, especially UNEP FI, the Finance Initiative of the United Nations Environment Programme, which promotes understanding of climate change in the financial sector.

As a service provider, we place comparatively little burden on the environment, but we have to set an example if we want to encourage others to practise sustainable management. We therefore aim to make our activities at our Munich location climate-neutral by 2009. The entire reinsurance group, currently numbering more than 50 locations worldwide, will follow suit by 2012.

As a globally operating corporation, Munich Re accepts its responsibility towards society and supports various social and cultural projects. Knowledge obligates – that is the conviction that led to our setting up the Munich Re Foundation, whose operations were publicly launched in April 2005, with a capital of €50m. Under the motto "From Knowledge to Action", the Munich Re Foundation has set itself the aim of helping people in risk situations and improving their situation – especially in countries where the people are too poor to make use of financial services like insurance. The foundation not only provides direct support but also devotes itself to promoting knowledge, heightening awareness and networking, which facilitates self-help. In its work, it can build on the highly developed risk knowledge of its benefactor. Detailed information on the Munich Re Foundation can be obtained from its report at www.munichre-foundation.org.

Information security

Information management plays a core role at Munich Re. Great significance is therefore placed on the availability, confidentiality and integrity of data. To ensure the security of all its data, computers and networks, but also of all information not stored in IT systems, Munich Re has efficient security organisations in place in insurance and reinsurance.

At the top of the security pyramid in our reinsurance group is our Chief Information Security Officer, who is responsible for defining uniform global standards and guidelines, monitoring their implementation at all our companies, and managing critical incidents. He and his staff are supported by a "virtual" team of decentralised Information Security Officers and our Security Centre of Competence in Toronto, whose functions include testing the IT landscape for weaknesses in security.

We attach great importance to the security training and awareness of all our staff and to improving Munich Re's security culture. Regular external audits and benchmarkings against other groups in the industry have confirmed that Munich Re's information security is at a high level. However, given that we see security as a process rather than a state, we are constantly refining our strategies and standards. This process is geared to the actual risks in order to support Munich Re's business operations and improve its competitiveness. The recommended measures are carefully weighed up against the risk-minimising impact, also in terms of costs, and are duly incorporated into the security architecture.

The divisional units utilise our security experts' know-how in order to explore new fields of business and assess the information security risks at potential client companies.

Corporate governance report[1]

It is our conviction that good corporate governance creates lasting value. We therefore apply the highest standards to our operations and activities, complying with all the recommendations of the German Corporate Governance Code. Beyond this, we have our own Munich Re Code of Conduct specifying high-level ethical and legal requirements that must be met by employees. This information can be found on our website.

How we view corporate governance

Corporate governance stands for a form of responsible company management and control geared to long-term creation of value. Of particular importance to us in this context are the promotion of shareholders' interests, efficient practices on the Board of Management and Supervisory Board, good collaboration between these bodies, and open and transparent corporate communications.

Continually improving our good corporate governance is an important principle underlying our business activities.

What rules apply to Munich Re?

With its international organisation, the Munich Re Group has to consider corporate governance rules in different national legal systems. Clearly, we observe not only the respective national standards but also internationally recognised best practices. In Germany, where Munich Re has its headquarters, corporate governance rules are laid down above all in the German Stock Companies Act, the German Co-Determination Act and the German Corporate Governance Code. The latter, which entered into force in 2002 and has since been amended several times, contains the main legal rules that must be observed by German listed companies. In addition, it includes recommendations and proposals based on nationally and internationally recognised standards of good and responsible management. Every year, Munich Re's Board of Management and Supervisory Board publish a declaration stating how far the Code's recommendations have been complied with. The 2007 declaration of conformity can be found on page 43.

Corporate legal structure

Munich Re is a joint-stock company ("Aktiengesellschaft") within the meaning of the German Stock Companies Act. It has three governing bodies: the Board of Management, the Supervisory Board and the Annual General Meeting. Their functions and powers are derived from this Act and our Articles of Association. This means that the Articles of Association (which can be accessed on our website) are of considerable importance.

Statutory regulations and provisions in the Articles of Association concerning amendments to the Articles

The German Stock Companies Act contains general provisions governing amendments to the Articles of Association (Sections 124 para. 2 sentence 2, and 179–181 of the Act). These state that only the Annual General Meeting can make resolutions on changes to the Articles of Association. In order to be carried, a resolution must receive at least three quarters of the votes cast by the share capital represented in the vote. The Articles of Association may stipulate a different capital majority (higher or lower) or other requirements, but Munich Re's Articles of Association do not provide for any such special features.

The German Stock Companies Act contains special regulations on amendments to the Articles of Association where increases and reductions in share capital are concerned (Sections 182–240 of the Act). Under these regulations, all resolutions on capital measures are generally to be made by the Annual General Meeting. Within a self-determined scope, however, the Annual General Meeting can authorise the Board of Management to initiate certain (capital) measures (see page 32 for the authorisations relating to Munich Re).

[1] Joint corporate governance report of the Board of Management and Supervisory Board in accordance with item 3.10 of the German Corporate Governance Code.

In all such cases, a resolution of the Annual General Meeting is required that has been adopted by at least a three-quarter majority of the share capital represented in the vote. Where these resolutions are concerned, Munich Re's Articles of Association again do not provide for other (i.e. higher) majorities or further requirements.

The Annual General Meeting is entitled to transfer to the Supervisory Board the authority to make amendments to the Articles of Association that affect only the wording (Section 179 para. 1 sentence 2 of the German Stock Companies Act). This is the case with Munich Re and has been regulated in Section 14 of the Articles of Association.

Board of Management

Duties and responsibilities of the Board of Management

The Board of Management is responsible for managing the Company. In doing so, it must safeguard Company interests and endeavour to achieve a long-term increase in the value of the Company.

Internal regulation of the Board of Management

Munich Re's Board of Management had nine members at the end of 2007. Since 1 January 2008, the number has decreased again to eight. Pursuant to Article 16 of the Articles of Association, the Board of Management must comprise a minimum of two persons; beyond this, the number of members is determined by the Supervisory Board. The Board of Management has had two committees since 1 January 2006 – one for Group operations and one for reinsurance operations – in order to enhance the efficiency of its work. Rules of procedure issued by the Supervisory Board regulate the work of the Board of Management, in particular the allocation of responsibilities between the individual Board members, matters reserved for the full Board of Management, and the required majority for Board of Management resolutions.

Statutory regulations and provisions in the Articles of Association governing the appointment and dismissal of members of the Board of Management

The legal parameters for the appointment and dismissal of members of the Board of Management are specified in Sections 30–33 of the German Co-Determination Act and Sections 84 and 85 of the German Stock Companies Act. Munich Re's Articles of Association do not deviate from this. The Supervisory Board appoints the members of the Board of Management and may dismiss them at any time for good cause. On initial appointment, members of the Board of Management are usually given contracts for a term of between three and five years. Extensions of up to five years are possible and – in exceptional cases – members of the Board of Management may also be appointed by a court of law.

Powers of the Board of Management with particular regard to the option of issuing or buying back shares

Pursuant to Article 4 of the Articles of Association, Munich Re's Board of Management is authorised to implement certain capital measures (Authorised Capital Increases 2004 and 2006, Contingent Capital Increase 2003 I and 2005).

Furthermore, by resolution of the Annual General Meeting of 26 April 2007, the Board of Management is authorised to buy back and use the Company's own shares – and to do so to a limited degree by using derivatives. The complete wording of the resolution adopted on agenda items 5 and 6 can be accessed on our website (www.munichre.com) at any time. The Board of Management availed itself of this authorisation in 2007 by resolution of 4 May 2007. By 31 December 2007, a total of about 11.7 million shares had been purchased for an overall price of around €1.55bn, equivalent to approximately 5.3% of the relevant share capital at the time of the 2007 authorisation. As part of the 2006/2007 share buy-back programme, around six million own shares were acquired in 2007 up to the 2007 Annual General Meeting for an overall price of approximately €750m, representing around 2.6% of the relevant share capital at the time when the authorisation was granted by the 2006 Annual General Meeting. These shares and the approximately 3.6 million shares from the 2007/2008 share buy-back programme have already been retired.

Collaboration between Board of Management and Supervisory Board

The Board of Management and Supervisory Board cooperate closely to the benefit of the Company. The Board of Management coordinates the Company's strategic approach with the Supervisory Board and discusses the current state of strategy implementation with it at regular intervals. It reports regularly to the Supervisory Board. Specific types of transaction, such as investments of substantial size, generally require the Supervisory Board's consent.

Supervisory Board

The Supervisory Board monitors the Board of Management and gives counsel where appropriate. Certain transactions like major investments or capital measures require its approval, but it is not authorised to take management action. The Supervisory Board also appoints the external auditor of the financial statements. Remuneration of the members of the Supervisory Board is regulated in the Articles of Association, i.e. is determined by the shareholders.

In compliance with the law and the Company's Articles of Association, Munich Re's Supervisory Board has 20 members. Half are elected representatives of the employees, and half representatives of the shareholders, elected by the Annual General Meeting. Supervisory Board resolutions on the nomination of candidates for election to the Supervisory Board at the Annual General Meeting only require the majority of votes cast by the Supervisory Board members representing the shareholders.

Munich Re's Supervisory Board has set up five committees: the Standing Committee, the Personnel Committee, the Audit Committee, the Conference Committee, and (since the end of 2007) the Nomination Committee, thereby complying with a new recommendation of the German Corporate Governance Code.

Annual General Meeting

At Munich Re's AGM, the principle of "one share, one vote" applies. Shareholders may exercise their voting rights personally or authorise a proxy appointed in writing, a bank or a shareholders' association to cast their votes. Munich Re also offers its shareholders the opportunity to have their voting rights exercised in accordance with their personal instructions by one of the proxies nominated by the Company.

Significant agreements which take effect, alter or terminate upon a change of control following a takeover bid

Based on our underwriting guidelines, our reinsurance agreements generally include a clause that grants both parties to the agreement a right of extraordinary cancellation in the event that "the other party merges with another company or its ownership and control undergoes a material change". Such or similar clauses are typical of the industry. Munich Re's long-term incentive plans provide for special exercise conditions in the event of a change of control. Beyond this, there are no other significant agreements subject to such conditions.

Corporate governance topics in 2007

At its meeting on 9 November 2007, the Supervisory Board decided to set up a Nomination Committee. This committee is comprised exclusively of representatives of the shareholders and presents a list of candidates suitable as representatives of the shareholders to the Supervisory Board for the latter's election proposals to the Annual General Meeting.

In 2007, the Supervisory Board reviewed the efficiency of the Board of Management's activities by way of an extensive survey. To this end, the Standing Committee of the Supervisory Board compiled a detailed questionnaire that was sent to all Supervisory Board members. The main focus was on the content and timing of reports from the Board of Management to the Supervisory Board. This was assessed as consistently positive and efficient, as was the work of the Supervisory Board and its committees in the 2007 financial year, notwithstanding a large number of proposals for improvement made in response to the survey.

Recommendations and proposals of the German Corporate Governance Code

In November 2007, the Board of Management and the Supervisory Board published the following declaration of conformity, in accordance with Section 161 of the German Stock Companies Act:

"Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München fulfils all the recommendations of the German Corporate Governance Code of 14 June 2007 (published on 20 July 2007) and will continue to do so in future. Since the last declaration of conformity in November 2006, Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München has fulfilled all the recommendations of the German Corporate Governance Code of 12 June 2006 (published on 24 July 2006)."

Munich Re also complies with all the proposals of the German Corporate Governance Code with only one exception. This concerns item 5.4.7 para. 2 sentence 2 of the Code, which suggests that the result-related remuneration of members of the Supervisory Board should include components based on the company's long-term performance. The Board of Management and Supervisory Board will propose a suitable amendment to the Articles of Association at the 2008 Annual General Meeting.

Remuneration report

Structure of the remuneration system for the Board of Management

In conformity with the German Corporate Governance Code, we here explain the principles of the remuneration system for Munich Re's Board of Management and the structuring of the individual remuneration components.

The structure and amount of the remuneration are determined by the Supervisory Board's Personnel Committee, whose three members comprise the Chairman of the Supervisory Board, another of the shareholder representatives and one of the employee representatives. The full Supervisory Board discusses the remuneration structure and reviews it regularly.

Structure and system of the Board of Management's remuneration

Component	Assessment basis/ parameters	Corridor	Precondition for payment	Payment
Basic remuneration, remuneration in kind/fringe benefits				
Basic remuneration, remuneration in kind/ fringe benefits (company car, healthcare, security measures, insurances)	Function Responsibility Length of service on the Board	Fixed	Contractual stipulations	Monthly
Short-term compensation component				
Annual bonus	Consolidated result Company result Divisional result Individual objectives	0–150% (fully achieved = 100%)	Achievement of objectives	Annually in following year
Medium- and long-term compensation component				
Medium-term bonus	Consolidated result	50–150% (fully achieved = 100%)	Achievement of objectives least 50% on average over three years	In the fourth year
Share-price-based compensation component				
Long-term incentive plan (stock appreciation rights; term: seven years)	Appreciation in share price	0–150% (cap at 150% of share price increase	– End of vesting period (two years) – 20% share price increase – MR shares have outperformed EURO STOXX 50 twice at the end of three-month period during the term of the plan	As from third year of plan until end of plan
Retirement plan				
Pension entitlement	Basic remuneration Number of years on the Board	Fixed	– Retirement – Insured event – Premature termination or non-extension of employment contract under certain circumstances	–

Fixed components

Basic remuneration

The fixed annual basic remuneration is paid in the form of a monthly salary.

Remuneration in kind/fringe benefits

Remuneration in kind and fringe benefits are granted according to function, and are commensurate with market conditions (DAX 30 companies). The benefits in question are individually taxable.

Variable components

Short-term compensation component – Annual bonus

This compensation component is based on different categories of objectives. The targets and scaling for Group, corporate and divisional objectives are geared to particular indicators; individual objectives form the basis for the achievement of personal targets. The key indicator used for the Group objective is return on risk-adjusted capital – RORAC, which is comprised of key figures from external accounting, and from other key portfolio and performance data. Information on the definition of RORAC is provided on page 13 f. We use the performance measures embodied in value-based management for the corporate and divisional objectives.

The processes defined to specify objectives and assess their achievement also involve the external auditor, who subjects the envisaged financial objectives to a review regarding their consistency, appropriateness and assessability, which includes analysing the calculation of the individual results achieved. The outcome of the review and any potentially controversial aspects are rendered transparent for the Supervisory Board's Personnel Committee.

Medium- and long-term compensation component – Medium-term bonus

The medium-term bonus is based on performance over a three-year period. It is measured on the basis of the Group result category from the short-term compensation component. Payments are made only if the achievement rate is at least 50% on average for the three-year period.

Share-price-based compensation component – Long-term incentive plan

This remuneration component, with a long-term perspective, is linked to the sustained appreciation of Munich Re's share price. The long-term incentive plan is set up each year, and the participants receive a certain number of stock appreciation rights. These can only be exercised if, after a two-year vesting period, Munich Re's share price has risen by at least 20% since inception of the plan and the shares have outperformed the EURO STOXX 50 at least twice at the end of three-month period during the term of the plan. The exercise hurdles are exacting and in keeping with the German Corporate Governance Code.

Whether the stock appreciation rights can be exercised and, if so, when, is not certain at the time they are granted. The exercising and proceeds depend on the development of the share price and the exercise price and date. The amount of income is limited. Up to now, it has only been possible to exercise stock appreciation rights under the plans set up in 1999 and 2003 to 2005. Further information on the long-term incentive plans can be found on pages 88 to 89 of the notes to the financial statements.

In the case of 100% achievement of objectives (annual bonus, medium-term bonus) and based on the imputed value of the share-price-linked compensation (long-term incentive plan) at the granting date, the weightings of the individual components in terms of total remuneration are as follows: basic remuneration approx. 25%, annual bonus approx. 35%, medium-term bonus approx. 20%, and long-term incentive plan approx. 20%. Annual bonus, medium-term bonus and long-term incentive plan together form a well-balanced incentive system.

In accordance with the recommendations of the German Corporate Governance Code, the monetary remuneration of the Board members thus comprises fixed and variable components, all of which are appropriate in themselves and as a whole. Criteria for this are in particular the respective Board member's duties, the Board member's personal performance, the performance of the Board as a whole and the financial situation, performance and future prospects of Munich Re, taking into account the relevant benchmarks.

A different arrangement applies to the remuneration structure of Mr. Phelan, who until 31 December 2007 was not only a member of the Board of Management but also the President, Chief Executive Officer and Chairman of the Board of Munich Re America Corporation, and therefore had special remuneration agreements, with the major portion of his income derived from the USA.

Other remuneration In the case of seats held on other boards, remuneration for board memberships must be paid over to the Company or is deducted in the course of regular compensation computation. Excepted from this is remuneration for memberships explicitly recognised by the Company as personal, which do not exist at present. In the event of a change of control, the members of the Board of Management have no contractual entitlement to payments. As far as the share-price-based remuneration is concerned, the conditions provide for special exercise options in the case of a change of control. Details of this are provided in the notes to the consolidated financial statements on page 89.

Pension entitlement The members of the Board of Management are members of a defined benefit plan under which they will receive a fixed pension whose amount depends on their basic remuneration and their years of service on the Board. The pension level starts at 30% and can reach a maximum of 60% of annual basic remuneration.

Benefits on termination of employment

Benefit	Precondition	Benefit amount
Occupational pension		
	– Reaching the age of 60; at the latest, turning 65	– For six months, previous monthly basic remuneration (only for Board members appointed prior to 2006) – Defined benefit of between 30% and 60% of annual basic remuneration – Reduced for other income earned from third parties before reaching the age of 65
Disability pension		
Contract ends owing to non-extension or revocation of Board member's appointment due to permanent incapacity to work	– The Board member is incapacitated for longer than 12 months and will probably be permanently unable to fully perform duties of office	– For six months, previous monthly basic remuneration (only for Board members appointed prior to 2006) – Defined benefit of between 30% and 60% of annual basic remuneration – Reduced for other income earned from third parties before reaching the age of 65
Reduced occupational pension on early retirement		
Contract ends owing to non-extension or revocation of Board member's appointment, but not due to – gross violation of duties – the Board member giving notice	– Older than 50 – More than ten years' service with the Company – Board member's appointment extended at least once	– For six months, previous monthly basic remuneration (only for Board members appointed prior to 2006) – Defined benefit of between 30% and 60% of annual basic remuneration – Reduced by 2% for each year or part thereof short of 65th birthday – Reduced for other income earned from third parties before reaching the age of 65
Vested benefits for occupational pension, disability pension and surviving dependants		
Benefits drawn under entitlements a) and b) on – reaching the age of 65 – incapacity to work – death of Board member		
a) Entitlement under the German Employers' Retirement Benefits Act	Entitlement to vested benefits – Leaving the Board before reaching the age of 60 – At least five years' service with the Company	– Defined benefit of between 30% and 60% of annual basic remuneration – The vested benefits are a proportion of the occupational pension, based on the ratio of actual service with the Company to the period the Board member would have worked for the Company altogether until 65th birthday
b) Improved entitlement Contract ends owing to non-extension of Board member's appointment (by the Company), but not due to – gross violation of duties – the Board member giving notice	Entitlement to vested benefits – Leaving the Board before reaching the age of 60 – At least ten years' service with the Company	– For six months after leaving the Board, previous monthly basic remuneration (only for Board members appointed prior to 2006) – Defined benefit of between 30% and 60% of annual basic remuneration – Reduced by 2% for each year or part there of short of 65th birthday

Benefit	Precondition	Benefit amount
Benefits for surviving dependants		
Widow(er)'s/orphan's pension		
a) Active Board member	**– Death of Board member during active service**	**– For six months, previous monthly basic remuneration (only in the case of Board members appointed prior to 2006)** **– For three months, previous monthly basic remuneration (in the case of Board members appointed since 2006)**
b) Retired Board member	**– Death of Board member after retirement** **– Marriage and/or birth of child before drawing occupational pension**	**– For three months, previous monthly occupational pension** **– If Board member's occupational pension is reduced owing to early retirement, widow(er)'s and orphan's pensions are based on reduced occupational pension**
a) and b)	**Entitlement ceases** **– for widow(er) on remarrying (only in the case of Board members appointed since 2006)** **– for orphans** · on reaching the age of 18 · on reaching the age of 20 (only in the case of Board members appointed prior to 2006) · on reaching the age of 27 if the orphan is in full-time education or vocational training, is doing military or civilian service, or is unable to support himself or herself owing to a physical or mental disability	**– Widow(er)'s pension = 60% of defined benefit** **– Possible age-related reduction (max. 50%) of the widow(er)'s pension depending on age of married couple** **– Offsettable against widow(er)'s pension:** · Income up to a maximum of 50%, insofar as such income exceeds 50% of widow(er)'s pension · Any benefits received from previous Employers of the widow(er) (in the case of Board members appointed since 2006) **– Orphan's pension = 20% of defined benefit per orphan** **– Doubling of orphan's pension if no idow(er)'s pension is payable (only in the case of Board members appointed prior to 2006)** **– Widow(er)'s and orphan's pensions together may not exceed the occupational pension**

Occupational pensions and pensions for surviving dependants are reviewed for adjustment if salaries payable under pay-scale agreements in the insurance industry have increased by more than 12% (based on the average final salary of all pay-scale categories) since the pensions were last fixed or more than three years have passed since that date. The adjustment made will at least be in line with the increase in the cost of living in the meantime according to the consumer price index for Germany. Vested benefits are not adjusted.

Insofar as members of the Board of Management are entitled to vested benefits under a company pension scheme as a result of their previous employment with the Company or one of its affiliates or with other companies that they previously worked for, such benefits are offset against the Company's occupational pension payments.

Total remuneration of the Board of Management

The basis for reporting the remuneration of Board members is German Accounting Standard No. 17 (DRS 17), according to which the amount shown for the annual bonus is the provision established for that bonus, since the performance on which the bonus is based has been completed by the balance sheet date of the financial year and the requisite Board resolution is already foreseeable. Under the above-mentioned standard, medium- and long-term bonuses of the members of the Board of Management must be recognised in the year of payment in future. The members of Munich Reinsurance Company's Board of Management received remuneration totalling €13.7m (17.1m) in the financial year. The previous year's figures have been adjusted in accordance with DRS 17. The reduction in remuneration is due to changes in the composition of the Board of Management. The compensation components that Mr. Phelan received for his work as member of Munich Reinsurance Company's Board of Management is included in the total remuneration.

Renumeration of individual Board members
(in accordance with Section 285 sentence 1 item 9a sentences 5–9 of the German Commercial Code and Section 314 para. 1 item 6a sentences 5–9 of the German Commercial Code)

Name	Financial year	Basic remuneration	Remuneration in kind and fringe benefits	Annual bonus [1,2,3]	Value of stock appreciation rights granted	Total	Number of stock appreciation rights
		€	€	€	€	€	
Dr. Nikolaus von Bomhard	**2007**	**864,000**	**51,878**	**1,588,650**	**666,000**	**3,170,528**	**21,442**
	2006	864,000	57,393	1,606,500	666,000	3,193,893	30,411
Dr. Ludger Arnoldussen[4]	**2007**	**300,000**	**39,647**	**479,640**	**240,000**	**1,059,287**	**7,727**
	2006	75,000	7,566	133,875	60,000	276,441	2,740
Dr. Thomas Blunck	**2007**	**350,000**	**28,026**	**509,110**	**280,000**	**1,167,136**	**9,015**
	2006	300,000	26,818	569,520	240,000	1,136,338	10,959
Georg Daschner	**2007**	**450,000**	**33,133**	**752,220**	**360,000**	**1,595,353**	**11,590**
	2006	400,000	29,780	771,120	320,000	1,520,900	14,612
Dr. Heiner Hasford[5]	**2007**	**116,000**	**8,357**	**170,042**	**49,000**	**343,399**	**1,578**
	2006	696,000	40,700	1,020,250	294,000	2,050,950	13,425
Dr. Torsten Jeworrek	**2007**	**550,000**	**33,538**	**1,007,930**	**440,000**	**2,031,468**	**14,166**
	2006	500,000	29,021	961,800	400,000	1,890,821	18,265
Christian Kluge[6]	**2007**	**–**	**1,634**	**–**	**–**	**1,634**	**–**
	2006	510,000	33,702	816,480	300,000	1,660,182	13,699
John Phelan[7]	**2007**	**–**	**198,466**	**346,920**	**–**	**545,386**	**–**
	2006	–	123,307	365,120	–	488,427	–
Dr. Peter Röder[8]	**2007**	**75,000**	**4,029**	**124,425**	**60,000**	**263,454**	**1,932**
	2006	–	–	–	–	–	–
Dr. Jörg Schneider	**2007**	**600,000**	**41,958**	**1,134,000**	**480,000**	**2,255,958**	**15,454**
	2006	600,000	35,014	1,113,000	480,000	2,228,014	21,918
Dr. Wolfgang Strassl	**2007**	**350,000**	**14,508**	**603,190**	**280,000**	**1,247,698**	**9,015**
	2006	300,000	14,959	561,540	240,000	1,116,499	10,959
Karl Wittmann[9]	**2007**	**–**	**405**	**–**	**–**	**405**	**–**
	2006	510,000	33,131	723,240	300,000	1,566,371	13,699
Summe	**2007**	**3,655,000**	**455,579**	**6,716,127**	**2,855,000**	**13,681,706**	**91,919**
	2006	4,755,000	431,391	8,642,445	3,300,000	17,128,836	150,687

[1] At the balance sheet date, no Board resolution had yet been passed on the amounts to be paid for 2007. The amount shown for the annual bonus is based on estimates and the relevant provisions established. The actual amounts paid out will be shown in the following year.
[2] Owing to the good business performance, provisions have been established for the maximum bonus amounts for the consolidated result.
[3] In the financial year 2006, a total of €8,704,850 was reserved for the annual bonus, whereas the actual amount paid out totalled €8,642,445.
[4] Member of the Board of Management since 1 October 2006.
[5] Retired from the Board of Management on 28 February 2007.
[6] Retired from the Board of Management on 31 December 2006; the benefits in kind shown were for the previous year.
[7] Retired from the Board of Management on 31 December 2007. Remuneration in kind and fringe benefits include travel expenses from Princeton to Munich.
[8] Member of the Board of Management since 1 October 2007.
[9] Retired from the Board of Management on 31 December 2006; the benefits in kind shown were for the previous year.

The share-priced-based compensation component is accounted for at fair value at the granting date. Details of the fair value are provided in the notes to the consolidated financial statements on page 88 f. Whether the variable components will actually be paid out to the Board members, and if so how high the sums will be, is not yet certain and will depend on the degree to which individual objectives are achieved, and on the exercise conditions of the long-term incentive plans. Munich Re shares have been acquired to cover future obligations arising from the long-term incentive plans so that the expenses resulting from a growth in value of the stock appreciation rights are neutralised by an increase in the value of the share portfolio.

The provisions posted hitherto for the medium-term bonus 2006–2008, payable in 2009, are shown in the following table.

Provisions for the medium-term bonus 2006–2008[1]

Name	€	Financial year 2007	Financial year 2006	Total
Dr. Nikolaus von Bomhard		**1,020,000**	1,020,000	2,040,000
Dr. Ludger Arnoldussen[2]		**360,000**	90,000	450,000
Dr. Thomas Blunck		**420,000**	360,000	780,000
Georg Daschner		**540,000**	480,000	1,020,000
Dr. Heiner Hasford[3]		**110,000**	660,000	770,000
Dr. Torsten Jeworrek		**660,000**	600,000	1,260,000
Christian Kluge[4]		–	540,000	540,000
John Phelan		**210,000**	210,000	420,000
Dr. Peter Röder[5]		**90,000**	–	90,000
Dr. Jörg Schneider		**720,000**	720,000	1,440,000
Dr. Wolfgang Strassl		**420,000**	360,000	780,000
Karl Wittmann[6]		–	540,000	540,000
Total		**4,550,000**	**5,580,000**	**10,130,000**

[1] Owing to the good business performance in 2006 and 2007, provisions have been established for the maximum bonus amounts for the consolidated result.
[2] Member of the Board of Management since 1 October 2006.
[3] Retired from the Board of Management on 28 February 2007.
[4] Retired from the Board of Management on 31 December 2006.
[5] Member of the Board of Management since 1 October 2007.
[6] Retired from the Board of Management on 31 December 2006.

Pension entitlements

Personnel expenses of T€6,898 (18,015) were incurred in the financial year for the increase in the pension provisions for active members of the Board of Management. The following pension commitments result for the individual members of the Board of Management:

Pension entitlements

Name		Pension commitments as at 1 January	Personnel expenses for the provisions
			€
Dr. Nikolaus von Bomhard	**2008**	**407,100**	**896,366**
	2007	380,160	3,848,434
Dr. Ludger Arnoldussen[1]	**2008**	**157,500**	**2,061,126**
	2007	150,000	62,591
Dr. Thomas Blunck	**2008**	**120,000**	**1,122,450**
	2007	105,000	670,483
Georg Daschner	**2008**	**180,000**	**-175,117**
	2007	180,000	1,945,021
Dr. Heiner Hasford[2]	**2008**	**–**	**–**
	2007	375,840	3,412,285
Dr. Torsten Jeworrek	**2008**	**171,000**	**540,010**
	2007	165,000	1,604,037
Christian Kluge[3]	**2008**	**–**	**–**
	2007	244,800	1,371,632
John Phelan	**2008**	**–**	**–**
	2007	–	–
Dr. Peter Röder[4]	**2008**	**90,000**	**1,080,444**
	2007	–	–
Dr. Jörg Schneider	**2008**	**275,000**	**882,692**
	2007	252,000	2,431,555
Dr. Wolfgang Strassl	**2008**	**120,000**	**489,744**
	2007	105,000	1,050,266
Karl Wittmann[5]	**2008**	**–**	**–**
	2007	244,800	1,618,196
Total	**2008**	**1,520,600**	**6,897,715**
	2007	2,202,600	18,014,500

[1] The pension commitments include pension entitlements from former employers which have been transferred to Munich Re.
[2] Retired from the Board of Management on 28 February 2007; commitment for occupational pension on reaching the age of 60.
[3] Retired from the Board of Management on 31 December 2006.
[4] Member of the Board of Management since 1 October 2007.
[5] Retired from the Board of Management on 31 December 2006.

Total remuneration of former members of the Board of Management

Payments to retired members of the Board of Management or their surviving dependants totalled T€6,018 (5,171).

Pension commitments

Personnel expenses of T€0 (22,224) were incurred for retired members of the Board of Management. As at 31 December 2007, the pension provisions and provisions for comparable benefits for former members of the Board of Management amounted to T€89,040 (80,795).

Total remuneration of the Supervisory Board

The current rules applicable to the remuneration of the Supervisory Board provide for a fixed remuneration component of T€45 and a variable result-related remuneration component. The total remuneration of the members of the Supervisory Board amounted to T€1,960 (1,948). The variable remuneration component totalled T€774 (774).

Advances and loans

The members of the Supervisory Board and Board of Management did not receive any cash advances or loans in the year under review. Nor were there any notifiable transactions between Board members and the Munich Re Group.

Risk report

The selective acceptance of reinsurance risks is at the core of our business model. Compliance of our risk early-warning system with legal requirements is regularly examined independently, both by internal auditing units and by the external auditor as part of the annual audits. Whilst we are in a position to adequately assess risk situations, the growing complexity and dynamism of the environment in which we operate means that there are, naturally, limits.

This risk report reflects the German Accounting Standard DRS 5-20.

Objectives of risk management

Risk management plays a core role in the steering of Munich Re's operations. The Group deploys a mixture of decentralised and centralised risk management functions, tools and processes for its diverse global business. The central activities come within the responsibility of the Group Chief Risk Officer (Group CRO). For the decentralised risk management activities, which are integrated in the framework of the Group Chief Risk Officer's duties, we draw on suitably qualified staff in all significant units at the reinsurers in the Group. With our effective integrated risk management we aim to

- protect Munich Re's reputation;
- ensure the highest degree of confidence in meeting policyholders' claims; and
- enable Munich Re to protect and sustainably generate shareholder value.

Risk management framework: Principles and governance

The functions and responsibilities of all participants – be they members of the Board of Management, executives, or staff employed in decentralised or central risk management – are clearly defined. Responsibility for the assumption of risks is strictly separated from control functions. The Board of Management is responsible for the Group-wide, cross-divisional planning, steering and monitoring of the risk landscape as a whole.

At Munich Re, Integrated Risk Management is centrally responsible for preparing Board decisions relating to risk management and for identifying, evaluating, steering, monitoring and communicating risks on the asset and liability sides. It is supported in this role by the decentralised risk management units. The Group Chief Risk Officer is a permanent member of the Board of Management's Group Committee and Strategy Committee, and takes part in all meetings of the Board of Management Committees that deal with risk issues.

The main responsibility of Integrated Risk Management is to set standards and develop methods and tools as a basis for consistent Group-wide risk management. The decentralised risk management units throughout the Group operationalise these in a manner suitable to their business needs and take account of legal requirements when necessary.

In day-to-day business, our executives in the business units are also responsible for systematically handling individual reinsurance risks. They identify, analyse, manage and monitor the risks on an ongoing basis with support from the decentralised risk management units.

Risk appetite and risk-based capital

The basis for accepting risks is determined by the Board of Management's requirements and decisions on risk appetite. These are defined by the Group's risk strategy, adopted in the annual planning, and consider the impact on capitalisation, liquidity and earnings volatility. They include "whole portfolio criteria" as well as "supplementary" criteria designed to limit and steer peak exposures, concentrations, accumulations and systematic risks across the Group.

Of key importance within these requirements and processes is our Strategic Risk Management Framework (SRMF), developed several years ago and since constantly refined. Through close integration into strategic and operative planning, SRMF enables the Company's risk appetite to be determined and the limits derived from it to be monitored. The risk appetite established for the Group can thus be broken down for the operative units, with a view not only to limiting our risks but also to taking business opportunities. The calibration of the limits defined in SRMF gives consideration to the interests both of our clients and of our shareholders. Consequently, the main limits involve securing our capital strength and avoiding "financial distress", i.e. restricting the likelihood of an economic loss for the year. These main limits are supplemented by limits for individual risks, e.g. concentration limits and limits for market and credit risks.

We manage business portfolios by assigning return expectations, derived from the size of the risks assumed, to individual activities. Our internal risk model, the Munich Re Capital Model, plays a central role here. We use it to analyse how certain risk scenarios affect the results of the segments life and health, property-casualty and investments of the reinsurance group. This framework allows us to take an objective view of the risks, tailored to the long-term nature of that business.

We determine our required economic capital using a robust market-consistent economic capital model, the Munich Re Capital Model. It is calibrated to enable us to absorb two successive annual losses of a size only to be expected every 100 years, thus ensuring that we meet our obligations. The model is built using a series of modules for each of our business segments. For example, for our scenarios of natural hazards worldwide, we utilise the expertise of our geoscience teams, who together with our Corporate Underwriting unit draw on internal and external information to develop models for representing our global exposures to hurricanes, winter storms, typhoons, earthquakes, flood and other natural perils. The modules are aggregated using a conservative measure of the dependence of the risks in the portfolio. We limit our exposure to the risks evaluated using budgets that we assign to the individual scenarios. We also apply a series of stress tests to check the resilience of the implied "economic capital buffer" (i.e. excess of available financial resources over required risk capital). In the next step, the required risk capital is allocated to the individual divisional units on a proportional basis in line with the volatility of their business activities.

Value-based management

Risk management tools and processes are embedded in our business steering concepts, being closely interlinked with the value-based management system applied in the Group. Our business managers are given earnings targets measured on the basis of an added value component and the cost of the capital required for operating the business. The capital required is determined using an internal risk model that takes regulatory requirements into account. In this way, there is an explicit linkage of the results from the Munich Re Capital Model to the remuneration of our business executives. The value-based management framework we deploy is geared to ensuring that the individual business unit's pricing takes risk-adequate capital costs into account. The technically risk-adequate price is defined as the price which reflects the sum of expected losses, acquisition and non-acquisition costs plus the cost of allocated risk capital.

Risk measurement

As a global risk carrier, we can diversify our portfolio through the broadest possible mix and spread of individual risks. In this way we significantly reduce the volatility of total claims payments and substantially increase the value added by all divisional units, since the total risk capital required is lower than the sum of the individual requirements. In relation to risk-adjusted capital, the return is therefore higher.

We are constantly refining the tools with which we monitor and manage risks. Our suite of tools for measuring risks is tailored to the business or operational segment we are monitoring. In each case, the lead risk measure is an economic risk measure designed to best reflect the risk in our portfolio. We also regularly compare these economic risk measures with both regulatory and rating-agency measures as part of our active capital management process. These comparisons are performed at many levels, including segment, legal entity, risk type, geographical and line of business. We also regularly perform outside-in benchmarking of our capital model results and participate in industry surveys to constantly challenge and continuously refine our risk measurement tools. We have recently gained valuable information from a comparison with the results of the Quantitative Impact Study 3 (QIS 3) carried out as part of the work at EU level to create a new, harmonised insurance supervisory system in the European Union (Solvency II). In our view, differences in relation to our internal model are mostly due to deficits in the QIS 3 framework, which does not yet adequately reflect economic realities.

By means of this range of quality assurance measures, we ensure that the economic risks in our portfolio are faithfully represented. To improve supervision of risks, we distinguish between market, credit, liquidity, insurance and operational risks.

Qualitative risk assessment

Whilst we are in a position to adequately assess the known risks in our portfolio, the growing complexity and dynamism of the environment in which we operate means that we must also remain vigilant with respect to the detection and representation of new or emerging risks. We follow a multidisciplinary approach in this regard, using the experience and expertise of geoscientists, biologists, specialist underwriters, lawyers, economists, sociologists and actuaries. Climate change represents one of the greatest risks of change for the insurance industry, but it also opens up many business opportunities. Applying the knowledge of this topic we have accumulated over decades, we exploit these opportunities – through new insurance products for innovative energy technologies, for example, or through our Kyoto Multi Risk Policy.

For the holistic assessment of the risk situation, risk surveys coordinated by Integrated Risk Management are conducted throughout the Group.

Such surveys consist partly of standardised reports based on risk questionnaires, meetings and workshops held with the individual departments and subsidiaries. These are supplemented by various top-down assessments from senior management on concrete topics. The findings thus obtained are additionally reconciled with our operative corporate planning process. Besides this, there is an internal ad-hoc reporting process to ensure we can take immediate action if risks or hazards emerge suddenly. Thanks to information from the risk assessments, the Board of Management is notified at an early stage about risk-relevant developments, and risk-reduction measures can be recommended and coordinated. It is the role of the central Integrated Risk Management Unit to challenge and verify the findings of the risk assessments using its own knowledge of the risks, together with structured interviews and independent analysis.

As part of the early-warning system under the German Law on Corporate Control and Transparency, "emerging risks" have to be considered. These are risks that may have unidentified effects on our risk portfolio due to changes in risk factors (e.g. legal, socio-political, scientific and technological), where the degree of uncertainty as regards the extent of damage and occurrence probability is very high. Trends and faint signals are identified internally in many different ways: this includes systematic trend research in Group Development, utilising Munich Re's knowledge management, and risk assessment. Various forms of cooperation with external partners complement our internal early-warning system. One example is our collaboration with the US RAND Institute for Civil Justice on the issue of class actions. Our investments are continually monitored on the basis of various key risk and earnings figures as part of a Group-wide early-warning system. This is designed to ensure the achievement of result targets, the fulfilment of solvency requirements and sufficient equity capital protection at individual company as well as at Group level.

Quantitative risk measurement: Modelling and aggregation

For a quantitative assessment of the overall risk situation, we use our internal model, whose design follows a bottom-up approach. We have selected the financial year as the period for evaluating risk capital requirements at Group level. Risks within this period are covered by risk-based capital derived from our risk tolerance. All risks beyond the annual timeline are accounted for by the costs of holding risk-based capital over time. In so doing, we follow the "cost of capital" approach.

When determining risk-based capital, we distinguish between market, credit, insurance and operational risks. Within insurance risks, we distinguish between property-casualty and life and health risks. Further subcategories are applied to these risk types – for example, for the property-casualty reinsurance segment, we distinguish between natural catastrophe risks, other accumulation losses (such as terrorism or "liability catastrophes"), large losses and basic losses. Those risks are first modelled separately. In a further step, the risks are aggregated using a combination of empirical and judgemental techniques that allow for the risks of "tail dependencies" (e.g. the risk that extreme events happen at the same time in different lines of business, geographies, and risk types) and the overall risk is thereby quantified.

Risk management processes and exposures

We adopt a holistic risk management approach, the main objective of which is to analyse and control the interdependencies between risks on the asset and liability sides, and between strategic and operational risks. This entails considering economic parameters as well as the requirements and expectations of clients, shareholders, supervisory authorities and rating agencies.

Market risks

Risk management processes

At Munich Re, we are guided by the following asset-liability management principles. In a first step, we structure our investments so that they match the characteristics of our provisions as closely as possible. We allow in this step for the economic structure of the provisions as well as any regulatory restrictions on their determination. The result of this "replication" of the provisions is a virtual investment portfolio, which we call the "neutral position". The neutral position is constructed in such a way that changes in prices and rates on the capital markets and developments in insurance are, as far as possible, reflected in the value of this "drawing-board" investment portfolio in the same direction and to the same extent as in a market valuation of the provisions. The match can of course never be perfect – we call the risk of divergence the "base risk", which by nature can be considerable as regards the development of the loss reserves. But with virtual portfolios, we can model quite well the reaction of the provisions to fluctuations in the main capital market factors, such as interest rates, exchange rates, inflation rates, commodity prices and share-index levels. When we come to structure our real investment portfolio, the modelled virtual portfolio therefore forms a "neutral" basis for additional risk-return considerations. Building on this, the Munich Re Group exploits its expertise in international financial markets to deliver an appropriate return for the risk taken by deviating from the neutral position. Such market risk is taken in a way that is commensurate with the risk-bearing capacities of Munich Reinsurance Company, the skills and expertise of our asset managers, and the strategic level of tolerance for market risk set by the Board of Management. The asset managers may deviate from the neutral position within the limits defined by risk management. Compliance with these limits is constantly monitored by risk measurement and reporting systems. If limits are exceeded, the asset holders and other Group units are informed so that countermeasures can be taken.

The investment process for the Company's investments is governed by uniform rules based on virtual portfolios and limits. Each company manages its investments itself according to these uniform rules.

Our asset-liability management, and thus also our taking of asset-liability mismatch risks, is based primarily on the behaviour of the economic value of the assets and liabilities. Effects based on our accounting must be treated with caution, as the financial statements prepared in accordance with the applicable accounting rules do not always fully reflect the economic situation. Besides these aspects, our investment strategy naturally also considers requirements relating to supervisory regulations, accounting and tax purposes.

Furthermore, for individual reinsurance products involving explicit market risks, such as interest-rate or currency risks, asset-liability management principles are applied at micro (e.g. treaty) level when the products are being designed and priced. This is especially important for life business and long-tail property-casualty business, where long time horizons are involved. The companies entrusted with our asset management, in particular MEAG, are given mandates by the Reinsurance Committee. These are fleshed out and monitored during the year by the RI ALM Department in accordance with uniform standards applicable throughout the reinsurance group.

Market risks are measured and limited using a Value-at-Risk (VaR) approach for the asset-liability mismatch risk, which we define as a deviation – measured in terms of VaR – from the neutral position. The asset-liability mismatch risk is therefore nil when the investment is identical with this neutral position. In this hypothetical case, however, the above-mentioned base risk is still present. We also use the risk measure VaR in our strategic investment planning to model the optimal investment portfolio according to our risk preference. This asset-liability mismatch risk approach measures the possible adverse changes in economic surplus resulting from changes in assets and the valuation of liabilities. Within this VaR, all important sources of the market risks of assets are considered, i.e. equity, interest rate, credit spread, currency, inflation and real-estate risks. As far as equity investments are concerned, we model diversified equities using appropriate indices, whereas concentrated equity investments are modelled by name. When modelling these risks, state-of-the-art models are used which allow, for example, for so-called "fat tails" in equity market risk distributions or, within the interest-rate modelling, for the "deformation" of the entire interest-rate curve, and this in a variety of currency regions. Our stochastic modelling is supplemented by applying stress tests, sensitivity and duration analyses. Nevertheless, severe losses cannot be ruled out if reality differs seriously from the model assumptions or stress scenarios.

We only run currency risks to a small extent, since we practise a policy of currency matching, i.e. we match the currencies of our liabilities with assets in the same or similar currencies. Mismatches are strictly limited from an accounting as well as an economic aspect. We use derivative financial instruments to achieve a better match for our liabilities, to hedge parts of the asset portfolio against market price fluctuations, and to prepare planned purchases and sales. We also hold these instruments for trading purposes in order to enhance earnings, albeit only to a limited degree. As part of our asset-liability management, we have hedged financial options and guarantees embedded in our life insurance liabilities using derivative financial instruments. Credit derivatives are only employed in our investment portfolio to a limited extent.

In our real estate investments, we are constantly optimising the return and risk profile by rejuvenating our portfolio on an ongoing basis, diversifying internationally and investing in top-class commercial real estate primarily located in major European cities.

Risk exposures

Applying stress tests, sensitivity and duration analyses, we simulate market fluctuations and devise strategies for counteracting them where necessary.

The following sensitivity analyses for market risks serve to estimate potential changes in the value of investments under hypothetically possible market scenarios. The review is based on Munich Re's investments at 31 December 2007.

The changes in share price assumed in these scenarios, ±10% and ±20% respectively, a corresponding shift in the interest rate curve of ±100 and ±200 basis points (BP) respectively, and a fluctuation in exchange rates of 10%, would produce the following changes in the market value of the investments:

Market risk – Share prices

Change in share prices	Change in market value of investments sensitive to share prices
Increase of 20%	€4.797bn
Increase of 10%	€2.397bn
Decrease of 10%	–€2.397bn
Decrease of 20%	–€4.792bn
Market values at 31 December 2007	€28.255bn

Market risk – Interest rates

Change in interest rates	Change in market value of investments sensitive to share prices
Increase of 200 BP	–€2.935bn
Increase of 100 BP	–€1.593bn
Decrease of 100 BP	€1.843bn
Decrease of 200 BP	€3.936bn
Market values at 31 December 2007	€33.610bn

Market risk – Exchange rates

Change in exchange rates	Change in market value of investments sensitive to share prices
Increase of 10%	€2.006bn
Decrease of 10%	–€2.006bn
Market values at 31 December 2007	€21.828bn

Credit risks

Risk management processes

Our internal risk model also takes account of a wide range of specific drivers that impact on our credit exposure. Credit risk emanating from the insurance and investment sides of the balance sheet are considered. On the insurance side we model trade credit, surety and bonding, credit enhancement, and political risks. We also take into consideration credit risks associated with claims on our retrocessionaires after allowing for any collateralisation. On the investment side, credit risks are measured and limited using the Credit-Value-at-Risk (CVaR) approach with a standard "asset value" model. The main input parameters are our investment volume, the migration matrix between different rating classes, discounting curves and recovery rates. The correlated rating class migrations and defaults of the respective bond issuers are modelled using a Monte Carlo simulation. Revaluation of our investments under these rating scenarios ultimately leads to a future profit and loss distribution. Hence, we can then adequately capitalise for this risk and manage our portfolio with respect to its expected and unexpected loss.

In order to aggregate the credit risks emanating from the insurance and investment sides, we utilise an in-house counterparty exposure monitoring system. We restrict default risks by limiting our total exposure in respect of individual debtors. To ensure exposures across all segments are taken into account, the Group Committee of the Board defines and monitors these limits. Moreover, we consider a whole range of individual attributes, including the issuer's individual rating, its capitalisation as a basis for covering the liability, the quality of the collateralisation and of the respective issue, as well as the industry sector concerned.

This allows us to control the exposure on a single debtor and to steer towards a well-balanced credit risk portfolio. Furthermore, we are able to shift capacities between the insurance and investment sides of the balance sheet. The credit crisis that emerged in 2007 from the US mortgage market also affected Munich Reinsurance Company. It has made clear the value of effective credit risk management and endorsed our approach in this area. The economic impact on our investment portfolio is comparatively small, but developments have shown that there is still potential for improvement in our set-up, processes and model assumptions. A separate section is devoted to the credit crisis in the latter part of the risk report.

We also regularly perform stress tests on our cross-balance-sheet exposures utilising the expertise of our economists and risk managers, who have developed a range of short-term/shock-event-type scenarios and more long-term trends to ensure the resilience of our assigned credit risk capital in aggregate. The results of this analysis are shared with the Board risk committees.

Risk exposures

Credit assessment is of central importance for the management of credit risks relating to **fixed-interest securities**. The main factor here is the quality of the issuer or the respective issue, which is primarily reflected – according to Munich Reinsurance Company's investment principles – in the ratings of international rating agencies: 97% of our investments in fixed-interest securities at 31 December 2007 had a rating of A or better (according to Standard & Poor's classification). The majority of fixed-interest securities in our portfolio have been issued by governments or banks with excellent ratings or top security, e.g. German government bonds, US Treasuries, or pfandbriefs.

Retrocessions

The **reinsurers and retrocessionaires** participating in our external placements are approved by our Security Committee, which screens their creditworthiness regularly according to several criteria. One of the minimum criteria is a rating of A– or better from one of the major rating agencies, or equivalent such as collateralisation. Furthermore, concentrations of credit risks are avoided by a broad spread of our cessions.

The exposure of the capital market placements, namely the cat bonds Aiolos II (covering windstorm losses in Europe) and Carillon (covering windstorm losses in the USA), was collateralised with financial instruments of best quality, so that the credit risk involved is negligible.

Insurance and investments combined
The asset-related and insurance-related credit risks contain accumulation potential in their counterparty default risks. These are therefore monitored in detail. An example is the subprime loan crisis.

Receivables
As at 31 December 2007, our **accounts receivable on ceded business** were split between the following ratings (based on those of Standard & Poor's):

Ratings of accounts receivable

	€m
AAA	1.0
AA	32.8
A	34.1
BBB or lower	0.2
Without external rating	50.5

€59.9m of all our receivables on underwriting business at the balance sheet date were outstanding for more than 90 days. The average defaults of the last three years amount to €3.6m.

Liquidity risks

Detailed **liquidity planning** ensures that we are able to make the necessary payments at all times. Liquidity risks may also arise because the actual payout structure of our liabilities differs from that assumed in our asset-liability management (e.g. due to a lengthening or acceleration of claim payments in a line of business or region). We thus have processes in place that regularly track these differences and report their implications to the Group Committee of the Board. This planning concept, which has been in place for many years, has proved its value after major loss events.

Insurance risks

We define technical insurance risk as the risk of insurance losses exceeding our expectations. We supplement our quantitative risk management of these risks with qualitative considerations. For example, our Corporate Underwriting units develop standards for how to assess the "risk of change" in the business environment, and our claims management departments complement this by monitoring trends in types of claims, such as bodily injury claims under various liability regimes.

The interaction of risks of change and risk concentrations may lead to considerable loss potential. This not only involves regional concentrations but can also occur within a class of business or across several classes owing to events like natural catastrophes, pandemics or terrorist attacks. Our Integrated Risk Management Division is responsible for identifying, analysing, monitoring and coordinating cross-segment and cross-balance-sheet accumulations or concentrations. It works closely with the experts in each segment to advise the Board of Management and other units on the likely impacts of such accumulations on our Group-wide exposures.

Accumulation risks arising from natural catastrophes (nat cat) are modelled and monitored centrally by Corporate Underwriting, with the help of our experts in the Geo Risks Research and risk management units. In general, natural catastrophe scenarios are set up and monitored individually, once the Group-wide exposure – measured in terms of the 1-in-1,000-year probable maximum loss (PML) estimate – exceeds €500m. The exposure measurement processes can never be all-embracing, as we learned from Hurricane Katrina in 2005, where losses were significantly higher than we would have expected for a hurricane of comparable wind force.

In general, several external models and the respective internal model are run in parallel and differences in results are reviewed by geoscientists, senior underwriters and nat cat modelling experts from Corporate Underwriting in order to come up with the final model, which thus takes expertise from all relevant sources into account. Our models are always built to calculate the combined total of all expected losses in any one event, including secondary loss components like storm surge and/or altered economic parameters, such as demand surge.

In addition, exposures arising from other lines of business for which no stochastic models on nat cat have been developed so far (e.g. casualty and aviation) are assessed in close cooperation with the respective business units, using their expertise. The degree of robustness of these models and assessments influences the risk appetite per risk type. Thus, we have a greater preference for (well-quantifiable) natural catastrophe risks than for terrorism risks, which are extremely hard to model in terms of assumptions regarding intensity and frequency.

Accumulation risks pursuant to individual natural perils are strictly limited at Group level as part of the Board of Management's strategic risk management framework. Unused capacities are reallocated between business units according to need.

Within the Munich Re Capital Model, risks from natural catastrophes are represented in their entire stochasticity, i.e. by aggregating the full distributions. With this method, it is assured that the tails of the nat cat loss distributions – and the associated possible losses, are captured when determining the capital requirements needed to back nat cat business.

For Munich Re, terrorism does not constitute an insurable peril like earthquake, storm or flood. Unlike natural hazards, terrorism does not occur randomly, and its probabilities and consequences cannot be modelled and quantified with scientific data and methods. The assessment of terrorism risk is therefore based on a mixture of qualitative and quantitative data (e.g. for estimating property damage consequent to an attack of a predefined magnitude), with information on terrorism being inconsistent and not available to all parties in the same detail. This means that accumulation scenarios are extremely difficult to gauge. Munich Re consequently writes terrorism risks with great caution, but we do take advantage of business opportunities where we can constrain the risk sufficiently and obtain risk-adequate prices. We are committed to controlling our risk accumulation and have therefore adopted various measures to control, limit and manage our aggregate terrorism exposure. Accumulation risks arising from terrorism are monitored centrally, based on a selection of markets, terrorism accumulation zones and scenarios. Within the Munich Re Capital Model, risks from terrorism are represented so that a determination and allocation of risk capital is ensured. Stress testing is also used, given the difficulties associated with quantifying the risk exposure.

Insurance risk: Property-casualty

Risk management processes

Binding underwriting guidelines and limits and clear underwriting authorities at Munich Re precisely regulate who is authorised and accountable for concluding insurance and reinsurance contracts. In terms of content, we distinguish between mandatory guidelines and divisional guidelines. Deviations from the mandatory guidelines are only permitted with the approval of the Board of Management. In the case of divisional guidelines, the Board Member responsible decides who in the division is authorised to allow deviations. In addition, Corporate Underwriting draws up best-practice standards, based on risk and performance analyses. These define how underwriters model individual risk types and which underwriting methods are to be applied. In underwriting reviews, we check compliance with the underwriting guidelines and analyse to what extent actual underwriting conforms to best practice. This also involves specific recommendations on how the quality of the underwriting should be improved in the unit reviewed.

Risk exposures

In addition to other key indicators, combined ratios are important for us in monitoring the premium/claims risk in property-casualty (re)insurance.

Combined ratio for the last ten years

%	2007	2006	2005[1]	2004	2003	2002[3]	2001[2]	2000	1999	1998
Including natural catastrophes	95.9	97.9	117.0	96.4	93.8	108.3	127.4	115.7	120.6	101.9
Excluding natural catastrophes	91.2	96.3	97.3	91.2	92.1	104.8	126.1	111.7	107.2	98.9

[1] Thereof effect of assuming discounted claims provisions from Munich Re America: 8.7%

[2] Thereof World Trade Center: 15.9%

[3] Thereof World Trade Center: 3.5%

Insurance risk: Life and health

Risk management processes

In life reinsurance the biometric risk, the lapse risk and the interest guarantee risk are especially relevant. The calculation of technical provisions is based on "biometric" actuarial assumptions, i.e. on assumptions with regard to mortality and disablement, which also take future trends into account and are regularly adjusted to reflect new knowledge. In primary insurance, the assumptions are determined by the requirements of the supervisory authorities or institutes of actuaries, depending on the specific national regulations, and for our reinsurance business include appropriate safety margins determined by our actuaries.

An example is the longevity risk, which plays an especially significant role in annuity insurance contracts. Lapse risks can be reduced in insurance and reinsurance by means of suitable product and contract design. We estimate the residual lapse risk by means of product-specific portfolio analyses and take this into account in our pricing.

In reinsurance, we exclude the interest-guarantee risk in many cases through suitable treaty design.

Risk exposures

For our life reinsurance business, our embedded value disclosure provides details of the sensitivities for the business in force and the new business written, e.g. in relation to changes in mortality/morbidity, lapse rates, expenses, interest rates, and equity and property market value changes. The disclosure follows the Additional Guidance on European Embedded Value Disclosures as published by the CFO Forum, an organisation of the Chief Risk Officers of large insurance companies, in September 2005.

The most significant risk for reinsurance is the risk of future mortality being less favourable than that assumed in our valuation bases.

Operational risks Operational risks comprise the risks of losses as a result of inadequate processes, technical failure, human error or external events. These include criminal acts committed by employees or third parties, insider trading, infringements of antitrust law, business interruptions, inaccurate processing of transactions, non-compliance with reporting obligations or disagreements with business partners.

We minimise such risks through systematic application of specific risk management measures. It is our declared corporate aim, which we consistently pursue, to sensitise employees to possible risks and to establish an appropriate risk culture. This includes the willingness to learn from mistakes and to recognise and grasp these as opportunities for change and improvement.

To prevent infringements of regulations, Munich Re has appointed a Compliance Officer, who arranges for publication of the pertinent rules, draws up supplementary guidelines, and makes staff aware of the risks of violations. He ensures among other things that inside information is handled in conformity with the law. In addition, a Disclosure Committee headed by the Compliance Officer sees that disclosure requirements regarding price-sensitive information are complied with.

To prevent antitrust violations, staff are informed about the regulations and are expected to comply with them.

We attach particular importance to precautionary measures that ensure continuity of our operations in an emergency or crisis situation. Business processes critical to value creation can be maintained or resumed as quickly as possible in such cases. Responsibility for establishing and monitoring this business continuity process at Munich Re has been entrusted to a separate unit, which is guided by internationally recognised business continuity management standards.

Risks in information technology

Munich Re's global business and Group-wide risk management require an organisational and technical networking of our business units and systems. We are dependent on electronic communications technology, the complexity of which is continually increasing. The significance of the stored and transmitted information is growing as well. As a result, we are also increasingly exposed not only to IT security risks (such as breakdowns and outages, disruptions due to viruses, attacks by hackers and theft of data) but also to the risk of theft of information through the deception of staff ("social engineering").

These risks are identified and limited by decentralised security organisations that liaise closely.

Risks involving human resources

Given its business model, Munich Re is particularly dependent on the knowledge and proficiency of its staff. We control the resultant human resources risks by means of appropriate indicators and metrics. Our human resources tools as a whole serve to strengthen our staff's ties with the Group and consequently to safeguard our business intelligence. With our specially tailored programme of qualification and further training measures, we make sure that our staff are able to adapt to current market demands.

Targeted personnel marketing measures, staff potential assessment and development schemes, and systematic succession planning are designed to reduce the risk of shortages in qualified staff. Modern management tools and adequate monetary and non-monetary incentives ensure a high level of motivation.

Legal and supervisory risks

Legal risks may arise on the one hand from court decisions and legislation (changes in legal parameters) and on the other from legal disputes and arbitration proceedings in which we as an international insurance group are involved, especially in the area of claims settlement.

We counter risks from changes in legislation and court decisions by constantly monitoring current developments and by actively participating in relevant bodies and associations in order to contribute our views.

The following are examples of currently relevant legal risks:

- In April of 2004, the then New York State Attorney General Eliot Spitzer started an investigation into the use of Placement or Market Service Agreements (PSAs) in the insurance industry. Several other US state regulators subsequently commenced similar probes into this matter, as have other regulators. We have received requests to provide information in connection with these investigations and are cooperating fully with the authorities. Entities of the Munich Re organisation, together with several other insurers and brokers, have been named defendants in several PSA-related class actions by US policyholders. Munich Re denies any wrongdoing and will defend itself vigorously.

- After the federal legislative procedure for the US Fairness in Asbestos Injury Resolution Act foundered in February 2006, several US states adopted legislation initiatives (tort reform) which may have a positive effect on the settling of asbestos claims. Following revelations about questionable asbestos-related disease diagnoses and resultant lawsuits, various investigation committees are at work. Similar questionable practices that have come to light in silicosis lawsuits are also relevant for US asbestos claims. These developments indicate that the legal situation in the USA is moving in a positive direction for the insurance industry, since it will no longer be so easy to assert unjustified claims. However, it is too early to say whether and to what extent this will have implications for future loss development in the insurance industry.

- The majority of the severe hurricane losses that occurred in 2005, especially from Katrina, have now been settled. Nevertheless, numerous lawsuits against diverse insurers are still pending. The main point of contention is the extent to which flood losses are indemnifiable, the damage along the coast having been caused mainly by the storm surge accompanying Katrina rather than as a direct result of the wind. In New Orleans, it was primarily levees bursting that led to the highest losses. To date, the courts of the US states affected have passed judgements both in favour of and against the insurance industry. Although insurers are frequently attempting to settle claims by compromise, many suits are likely to go all the way to the court of last instance, so that in some cases a final judgement is only to be expected in a few years. As things stand at present, this uncertainty should be covered by our overall reserve for the 2005 hurricanes.

- As a result of our global activities, we are subject to a large number of supervisory regulations in different countries. These may give rise to legal and regulatory risks. In late 2004, the US Securities and Exchange Commission (SEC) and the Office of the New York State Attorney General initiated inquiries of Munich Re with respect to "certain loss mitigation insurance products". Subsequently, a number of other authorities in the USA and elsewhere made both formal and informal requests for similar information from Munich Re and some of its subsidiaries. We are fully cooperating with these inquiries.

Overarching accumulation risks

Effects of the subprime loan crisis

A current example of an overarching accumulation risk is the subprime loan crisis, emanating from the US markets that provided mortgage loans to borrowers with low credit ratings. The crisis has had overarching effects because it impacts both the insurance and the capital market side of our activities.

On the insurance side, current indications are that the Company is potentially exposed mainly via the liability classes D&O and professional indemnity (PI). Specifically, there is the prospect of liability arising out of alleged misconduct in the form of inadequate advice, mismanagement or negligence on the part of sales organisations, banks or other financial intermediaries. Even if courts ultimately do not award damages, any defence costs covered under insurance policies could be considerable. Since such lawsuits are typically very prolonged, it will take several years before there is final clarity regarding the extent of the losses. At the turn of the year 2007/2008, we had received (status: 31 December 2007) isolated provisional notifications from our liability reinsurance clients, which we have taken into account – also provisionally – through allocations to IBNR reserves.

Our credit reinsurance business is not directly affected by the subprime loan crisis. Munich Re has not written reinsurance of financial guarantee companies in the USA (so-called credit enhancement business) since 2003, and we do not expect any significant losses from the remaining run-off business.

On the investment side, the subprime loan crisis did not give rise to any significant impairment losses or losses on disposal in 2007. The current exposure in subprime-related securities stands at approximately €65m, or 0.1% of Munich Reinsurance Company's total investments.

Pandemic

A further example of an overarching accumulation risk is a major pandemic. Like other companies in the insurance industry, Munich Re is exposed in this case to risks from a marked increase in mortality and morbidity and from disruptions in the capital markets. We counter this risk with a detailed analysis of our overall exposure (scenario analysis) and the optimisation of our risk structure by transferring risk, e.g. through the launch of a bond programme for extreme mortality.

Main other risks

As reinsurers, we are dependent on economic and political parameters in the different markets in which we operate, as well as on macroeconomic and geopolitical risks. The development of the economy not only affects our reinsurance business but also influences the capital markets and hence our investment portfolio. An economic downturn can lead to payment defaults and downgradings of credit ratings among our debtors, which may require write-downs in our books.

When developing new markets, such as those in Asia and eastern Europe, Munich Re is largely dependent on the prevailing economic, political and regulatory conditions, the accessibility of market segments, and the local sales channels. But even in developed markets, social or political changes may result in a deterioration of legal, fiscal or economic conditions, and this may ultimately affect the assets, liabilities, financial position and results of individual companies or the Munich Re Group as a whole.

As a matter of general principle, our economists constantly study and monitor the economic and political situation of our main markets and inform the Board of Management without delay about relevant trends so that, if necessary, suitable risk mitigation or management measures can be taken. Conceivable scenarios are also discussed and coordinated with our asset management company MEAG to enable us to react promptly and appropriately in respect of our investments held.

Strategic risks arise if the strategy at overall Group level or business-segment level is not compatible with existing and future client requirements, market conditions or other parameters (e.g. economic or regulatory). If these disparities were not recognised, our objectives and initiatives would not take sufficient account of developments. In our strategic planning, we therefore carefully analyse the strategic risks, which are evaluated in individual projects (e.g. investment or market-entry projects) using scenarios and at an aggregate level on the basis of "wild cards". These wild cards describe events with a very low occurrence probability but a potentially strong impact on our business operations. In addition, we systematically perform SWOT analyses (strengths, weaknesses, opportunities, threats) and, building on these, specify what action is to be taken. Our Group Development Division works closely with our Integrated Risk Management Division and other units involved to ensure that our stress tests adequately reflect the risks underlying the Munich Re Capital Model and our management of cross-line, cross-segment and cross-balance-sheet (potential) accumulation of risks.

We continually review such other risks throughout the Company to make balance-sheet provision in good time if necessary.

Financial strength

Financial strength on an economic basis

During the whole year under review, our available financial resources comfortably exceeded the risk-based capital requirements for Munich Reinsurance Company determined by our internal risk model. This was also illustrated by a series of stress tests applied to our economic measure of financial strength. The favourable result for the financial year 2007 further consolidated this position, giving us headroom to return at least €8bn to our shareholders from 2007 to the end of 2010 as part of our Changing Gear programme (see information on capital management, page 30).

In this context, we not only take into account the results of our own risk and capital modelling but also consider and comply with the still differing requirements of regulatory authorities and rating agencies. The Solvency II project to reform insurance supervision in Europe and various initiatives of the major rating agencies should lead to a gradual convergence of the criteria for financial strength in future.

More detail on our financial strength is provided in the "Financial position" section on page 29 f.

Regulatory and rating-agency capital requirements

Munich Re meets the regulatory solvency requirements stipulating a specified minimum capitalisation supplemented by the criteria of specific ratings from the major rating agencies. More information is given in the "Financial position" section.

Assessment of the risk situation

Current situation In accordance with the prescribed process, Munich Re's Board Committees explicitly defined the risk appetite for significant risk categories in the year under review and quantified it by means of specific figures. Broken down across the Group hierarchy, the risk appetite was documented and communicated throughout Munich Re. Risk exposures were regularly quantified in the year under review and compared with the risk tolerance. Risk exposure was always within the risk tolerance. We therefore assess Munich Reinsurance Company's risk situation as manageable and under control.

Outlook As part of its Changing Gear programme, the Company has identified a number of growth opportunities, which are being resolutely pursued. Munich Re's risk management functions were involved in the development, assessment and prioritisation of these initiatives, and will continue to closely partner and critically analyse them in future. The risk management functions will also ensure that the resulting business fields are fully integrated into the existing risk management structures.

The business plans – and especially the ensuing risk exposures – were compared with the risk tolerances of the main risk categories. We have established that the business planning is in line with the risk tolerances.

As a result of the progress made in the European Union's Solvency II project, particularly the publication of the draft Solvency II directive in mid-year, the future regulatory requirements for risk management have become increasingly transparent in the last year. Munich Re supports these developments, which accord with our internal risk management approaches in all the main elements.

Prospects

There is a growing tendency among some capital market players to pursue legal action against companies in connection with statements they have published on future development, a trend that involves considerable loss potential for the companies concerned and for their other shareholders. This practice inevitably affects transparency, as many companies tend to be reluctant about the information they give on future business performance and disclose only what is required by law.

For this reason, we wish to emphasise the following: predictions about the forthcoming development of our Group are based primarily on planning figures, forecasts and expectations. Consequently, the following assessment of Munich Reinsurance Company's development merely reflects our assumptions and views. It follows that we cannot accept any responsibility or liability in the event that they are not realised in part or in full.

Reinsurance continues to hold considerable promise for the future, with a variety of earnings opportunities. We expect the global reinsurance market to carry on growing in the next ten years. In the coming years, we will adhere to our principle of "profit before growth" in primary insurance and reinsurance. In other words, we will strive for growth in profits, not in premium income, and notwithstanding our previous successes, we will continue to make every effort to improve our business portfolio and the efficiency of our processes. Furthermore, we intend to and will expand our business, but not at the expense of sustained profitability.

This means in concrete terms that we intend to generate additional profit from our reinsurance activities by 2010, thus becoming the most profitable of the big five reinsurers. To this end, we have combined strategic business initiatives and organisational and structural projects in our Changing Gear growth programme, aimed at achieving our three ABC goals: Ambitious growth, Best in class and Capital efficiency. At the heart of this programme is our determination to provide our clients even more rapidly and efficiently with products tailored to their needs.

The development of property-casualty business is likely to be surpassed by the dynamic growth of life and health reinsurance. We predict that the highest percentage growth rates will come from the emerging markets of Asia and Latin America. Given their higher starting level, Europe and North America should nevertheless provide significantly greater absolute growth. With our worldwide presence, we are excellently positioned to tap the opportunities in all regions of the world and fields of business. This applies to business opportunities arising from differences in regional and line-specific market cycles, and to strategic initiatives, e.g. the expansion of Retakaful business written by our newly established branch in Kuala Lumpur.

In life reinsurance, premium income is set to decline somewhat in 2008, since we are reducing several large-volume reinsurance treaties as planned. For the coming years, however, we anticipate that fundamental growth impulses will derive from the restructuring of European insurance supervision (Solvency II) and the continuing privatisation trend in old-age and disability provision in advanced markets. Other developments, such as the dynamic growth of the life insurance markets in Asia and eastern Europe, should also contribute to the expansion of our new business.

There are a host of avenues for growth with various business models in the field of health business. As the world's leading provider in this field, with a product portfolio that integrates reinsurance and services, Munich Re is well prepared for these developments. Our commitment in the American health market will enhance our competitive position.

In past years, we have laid the foundations in property-casualty reinsurance for the sustained profitability of our business by consistently adhering to risk-adequate prices, terms and conditions – even in phases with a fortuitously low incidence of major losses. This is the only way we can cope with potential peak burdens that can occur at any time. Consequently, the renewals at 1 January 2008 (which involved approximately two-thirds of our property-casualty treaty business, i.e. without facultative reinsurance) were by and large satisfactory. The development of reinsurance terms of trade varied considerably, depending on the class of business and region concerned. We did not experience a globally uniform reinsurance cycle.

Following the substantial price increases for natural catastrophe risks in the US market in previous years, we suffered moderate reductions in price levels. The renewals of large property and liability treaties with our global clients proved very satisfying overall, with prices, terms and conditions remaining stable. Attractive agricultural business continued to show growth. By contrast, there were further price reductions in European industrial business, sections of aviation reinsurance, and German and French motor liability. We systematically refrained from writing business that did not meet our stringent requirements. Rates for the renewed portfolio were slightly lower overall, whilst profitability levels were still good.

For the forthcoming renewals on 1 April 2008 (Japan and Korea) and 1 July 2008 (parts of the US market, Australia and Latin America), we expect a similar development to that prevailing at the renewals at 1 January 2008.

If exchange rates develop steadily, our gross premium volume in 2008 should reach roughly the same level as in the previous year. We estimate that positive developments in the growth markets will cushion the premium reductions associated with the shift from proportional to non-proportional forms of cover. In property-casualty reinsurance, we expect a combined ratio in the order of 98% based on a major-loss burden from natural catastrophes of 6.5% of our net earned premiums. All in all, we anticipate a good annual result for 2008.

The investment environment in 2007 was characterised by volatile interest rates and rising share prices. Since last year's mid-year peak in interest rates, yields on long-term fixed-interest securities have been declining. Particularly in the credit crisis, yields on government bonds benefited from having top credit ratings. Starting very flat in the USA until May 2007, the yield curve became markedly steeper in the USA and the eurozone in the second half of the year.

For 2008, we anticipate that inflation rates will remain high, partly due to rising commodity prices, and will result in volatility in the bond markets. From an economic point of view, we address this potential risk with our asset-liability management, which matches the maturities of our fixed-interest securities with those of our liabilities.

Current yield levels have largely taken the economic slowdown into account. We assume that the yields on long-term bonds relevant for our bond portfolio will increase moderately by the end of 2008.

The US dollar has lost considerable ground in foreign exchange markets since 2006. We expect that it will strengthen in the course of the year and potentially increase in value in the medium term.

Rebounding from a course correction in July and August, the equities market experienced a marked recovery – albeit subject to fluctuations – by the end of the year, closing with a positive performance. However, the environment for equities might become more difficult, given the severity of the credit crisis and fears of a recession in the USA.

In the case of shares, we anticipate only moderate earnings in the order of the dividend yields for the full year of 2008, with a significant rise in volatility in particular in the first half of the year. In view of the risks described, we will, if necessary, reduce the proportion of our investments in equities.

In 2007, we consistently pursued our strategy of reducing the historically evolved concentration of our investments in the financial services sector and will continue to actively diversify our investment risks in future.

By achieving a 5.1% return on investment in the past financial year, we again exceeded our target of 4.0%. We are currently sceptical with regard to the stock markets. If, starting from the present level, prices move sideways or downwards, write-downs would have a distinctly negative impact on the result. We have again based our planning for the current year on a return of around 4.5% on our investments.

Our shareholders will continue to participate in Munich Re's success. After the share buy-back programme already concluded in January 2008, we plan to repurchase shares for at least a further €3bn by the end of 2010. In addition, we intend to pay our shareholders an annual dividend of at least €1bn for the financial years 2008 and 2009. We thereby intend to permanently strengthen the confidence in Munich Re shares and send out a clear signal that we are adhering to our disciplined, profit-oriented corporate approach.

Financial statements

Balance sheet as at 31 December 2007

Assets	Notes					Prev. year
		T€	T€	T€	T€	T€
A. Intangible assets	(1)				48,042	80,414
B. Investments	(2, 3)					
I. Land, land rights and buildings, including buildings on third-party land				823,957		980,540
II. Investments in affiliated companies and participating interests						
1. Shares in affiliated companies			21,640,569			12,170,882
2. Loans to affiliated companies			680,436			221,589
3. Participating interests			190,191			122,286
4. Loans to participating interests			22,984			25,134
				22,534,180		12,539,891
III. Other investments						
1. Shares, investment fund certificates and other non-fixed-interest securities			7,838,711			14,590,343
2. Bearer bonds and other fixed-interest securities			21,419,250			21,914,620
3. Loans secured on property			4,073			5,427
4. Other loans						
a) Registered bonds		3,420				3,792
b) Loans and promissory notes		–				8,023
c) Miscellaneous		148				170
			3,568			11,985
5. Deposits with banks			685,134			142,791
6. Miscellaneous investments			225,710			298,152
				30,176,446		36,963,318
IV. Deposits retained on assumed reinsurance				18,545,338		23,297,334
					72,079,921	73,781,083
C. Receivables						
I. Accounts receivable on reinsurance business				2,734,166		3,214,119
Thereof from – affiliated companies: T€704,672 (885,610) – participating interests: T€11,332 (5,293)						
II. Other receivables				597,962		437,438
Thereof from – affiliated companies: T€128,281 (97,200)						
					3,332,128	3,651,557
D. Other assets						
I. Tangible assets and inventories				35,516		46,108
II. Cash at bank, cheques and cash in hand				342,206		231,229
III. Own shares				29		–
					377,751	277,337
E. Deferred taxes					156,037	156,037
F. Other deferred items						
I. Accrued interest and rent				413,105		377,292
II. Miscellaneous deferred items				44,971		33,658
					458,076	410,950
Total assets					76,451,955	78,357,378

Equity and liabilities	Notes				Prev. year
		T€	T€	T€	T€
A. Equity	(4)				
I. Issued capital			587,725		587,725
II. Capital reserve			6,832,037		6,832,037
III. Revenue reserves			687,848		2,702,274
IV. Net retained profits			1,198,388		1,033,111
				9,305,998	11,155,147
B. Subordinated liabilities	(5)			4,908,469	3,059,224
C. Special reserve	(6)			363,700	–
D. Technical provisions	(7)				
I. Unearned premiums					
1. Gross amount		3,118,539			3,304,931
2. Less for retroceded business		158,119			236,949
			2,960,420		3,067,982
II. Provision for future policy benefits					
1. Gross amount		13,418,994			16,207,498
2. Less for retroceded business		493,049			568,242
			12,925,945		15,639,256
III. Provision for outstanding claims					
1. Gross amount		30,648,983			32,639,375
2. Less for retroceded business		1,494,180			1,971,304
			29,154,803		30,668,071
IV. Provision for premium refunds					
1. Gross amount		7,338			10,121
2. Less for retroceded business		–			–
			7,338		10,121
V. Claims equalisation provision and similar provisions			9,530,293		8,408,595
VI. Other technical provisions					
1. Gross amount		747,260			1,002,376
2. Less for retroceded business		37,005			49,028
			710,255		953,348
				55,289,054	58,747,373
E. Other accrued liabilities	(8)				
I. Provisions for employees' pensions and similar commitments			552,298		567,838
II. Provisions for tax			1,254,483		895,331
III. Other provisions			853,298		786,945
				2,660,079	2,250,114
F. Deposits retained on retroceded business				614,722	750,465
G. Other liabilities					
I. Accounts payable on reinsurance business			1,732,023		1,873,034
Thereof to – affiliated companies: T€384,046 (403,466) – participating interests: T€4,360 (–)					
II. Amounts owed to banks	(9)		1,224,027		133,836
III. Miscellaneous liabilities			353,694		387,388
Thereof towards – affiliated companies: T€11,447 (135,563) Thereof from taxes: T€32,360 (138,405)					
				3,309,744	2,394,258
H. Deferred items				189	797
Total equity and liabilities				**76,451,955**	**78,357,378**

Income statement for the financial year 2007

Items	Notes	T€	T€	T€	Prev. year T€
I. Technical account					
1. Earned premiums for own account					
a) Gross premiums written		17,561,618			17,847,207
b) Retroceded premiums		-816,772			-1,159,757
			16,744,846		16,687,450
c) Change in gross unearned premiums		43,709			1,171,088
d) Change in retroceded share of unearned premiums		-76,770			-20,974
			-33,061		1,150,114
				16,711,785	17,837,564
2. Interest on technical provisions for own account	(11)			774,551	944,677
3. Other underwriting income for own account				13,447	1,793
4. Claims incurred for own account					
a) Claims paid					
aa) Gross amount		-12,034,636			-12,367,602
ab) Retroceded amount		994,320			428,144
			-11,040,316		-11,939,458
b) Change in provision for outstanding claims					
ba) Gross amount		191,528			-277,092
bb) Retroceded amount		-437,724			156,173
			-246,196		-120,919
				-11,286,512	-12,060,377
5. Change in other technical provisions for own account					
a) Net provision for future policy benefits			-399,383		-978,815
b) Other net technical provisions			4,488		-5,918
				-394,895	-984,733
6. Expenses for premium refunds for own account				-3,572	-5,788
7. Operating expenses for own account	(12, 16)				
a) Gross operating expenses			-5,184,486		-5,510,390
b) Less commission received on retroceded business			185,028		308,125
				-4,999,458	-5,202,265
8. Other underwriting expenses for own account				-30,393	-27,054
9. Subtotal				784,953	503,817
10. Change in claims equalisation provision and similar provisions				-1,121,698	-625,791
11. Underwriting result for own account	(10)			-336,745	-121,974

Items	Notes					Prev. year
		T€	T€	T€	T€	T€
II. Non-technical account						
1. Investment income	(13)					
a) Dividends from participating interests Thereof from affiliated companies: T€278,740 (210,005)			285,403			222,268
b) Income from other investments Thereof from affiliated companies: T€488,512 (397,947)						
ba) Rents from land and buildings, including buildings on third-party land		106,597				128,705
bb) Income from other investments		3,405,550				2,815,449
			3,512,147			2,944,154
c) Income from write-ups			50,034			286,731
d) Realised gains on the disposal of investments			2,612,293			1,289,207
e) Income from profit-transfer agreements			–			324
				6,459,877		4,742,684
2. Investment expenses	(12, 14, 15, 16)					
a) Expenses for the management of investments, interest paid and other expenses for investments			–449,230			–687,832
b) Write-downs of investments			–369,106			–439,313
c) Realised losses on the disposal of investments			–1,584,350			–307,623
d) Expenses from loss transfers			–943			–
e) Allocation to the special reserve			–363,700			–
				–2,767,329		–1,434,768
				3,692,548		3,307,916
3. Interest income on technical provisions				–799,029		–968,854
					2,893,519	2,339,062
4. Other income					434,787	383,192
5. Other expenses					–900,073	–684,809
6. Operating result before tax					2,091,488	1,915,471
7. Taxes on income				–644,690		–225,937
8. Other taxes				–4,297		5,428
					–648,987	–220,509
9. Profit/loss for the year					1,442,501	1,694,962
10. Profit brought forward from previous year					44,707	4,875
11. Withdrawals from revenue reserves					2,303,245	250,000
12. Transfers to revenue reserves					–288,820	–666,726
13. Offset against shares bought back for cancellation					–2,303,245	–250,000
14. Net retained profits					**1,198,388**	**1,033,111**

Notes to the financial statements

Recognition and measurement

Accounting basis

The financial statements and management report have been prepared in accordance with the German Commercial Code (HGB) and the German Stock Companies Act (AktG), the German Accounting Regulations for Insurance Companies (RechVersV) and the German Insurance Control Act (VAG), observing conservative accounting principles.

Intangible assets

Intangible assets are measured at the acquisition cost less admissible straight-line amortisation or, where applicable, write-downs for impairment.

Investments

Our real estate is valued at the acquisition or construction cost less depreciations admissible under German tax law, taking into account lower fair values where necessary.

The carrying amount of shareholdings in affiliated companies and other participating interests is generally the acquisition cost, written down for impairments in value where applicable.

Loans to affiliated companies and to participating interests, mortgage loans, registered bonds, and loans and promissory notes are generally recognised in the balance sheet at their nominal values. An exception are zero bonds, which are accounted for at amortised cost. The relevant premiums and discounts are shown as deferred items and placed to account pro rata temporis.

Shares, investment fund certificates, bearer bonds, fixed-interest and non-fixed-interest securities, and other investments are valued at acquisition cost or at the market price at the balance sheet date, whichever is the lower. Investments with participating interests have been valued according to the strict lower of cost or market principle, despite the alternative valuation option provided for under Section 341b of the German Commercial Code.

Lower valuations from previous years are maintained for our investments if the impairment in value is probably permanent. Where the market value at the balance sheet date was higher than the previous year's valuation, we have written back the value to the acquisition cost or the amortised cost.

Receivables

Deposits retained on assumed reinsurance business, accounts receivable on reinsurance business and other receivables are recognised at the nominal values less any necessary adjustments of value.

Other assets

Inventories are recognised at acquisition cost. Office furniture and equipment is valued at acquisition cost less admissible depreciations. The purchase price of low-value items is fully written off in the year of acquisition. Own shares are recognised at the lower of cost or fair value.

Deferred taxes

Deferred taxes result from temporary differences between financial statement valuations and valuations prescribed for determining taxable income.

Technical provisions

The technical provisions are calculated in accordance with the requirements of German commercial law. In all cases, we have taken into account the necessity of ensuring that our obligations from reinsurance business can always be met.

Unearned premiums are accrued premiums already written for future risk periods. They have been calculated in accordance with the principles of German commercial law, partly on the basis of information received from our ceding companies and partly using nominal percentages. Where unearned premiums are calculated using such percentages, these are based on many years of experience and the latest knowledge available.

The provision for future policy benefits is generally set up in accordance with the amounts reported to us by our ceding companies. Sufficient provisions, calculated using actuarial methods, have been posted for claims that have been incurred but not yet reported or not reported enough.

The actuarial assumptions used for their calculation include, in particular, assumptions relating to mortality, disablement, morbidity, interest rate development, lapses and costs. These are estimated on a realistic basis at the time the insurance contracts are concluded and they include adequate provision for adverse deviation to take into account the risks of change, error and random fluctuations. The actuarial assumptions are adjusted if the original provisions for adverse deviation are no longer considered sufficient.

Provisions for outstanding claims are generally established in accordance with the amounts reported to us by our cedants. They are posted for payment obligations arising from reinsurance contracts where the size of the claim or the timing of the payment is still uncertain. Part of the provisions is for known claims for which individually calculated provisions are posted. Another part is for expenses for claims which are not yet known (e.g. because they have not been reported yet or have not yet manifested themselves). A third class of provisions covers claims which are basically known but whose extent has turned out to be greater than originally foreseen. All these provisions include expenses for internal and external loss adjustment expenses. The provision for outstanding claims is based on estimates: the actual payments may be higher or lower. The amounts posted are the realistically estimated future amounts to be paid; they are calculated on the basis of past experience and assumptions about future developments (e.g. social, economic or technological parameters) and using appropriate actuarial methods. Future payment obligations are not discounted but recognised at the future settlement value.

The item "claims equalisation provision and similar provisions" contains the amounts required in accordance with German commercial law to mitigate fluctuations in claims experience in future years, plus the provisions for major risks and natural hazards.

The "other technical provisions" mainly comprise provisions for profit commission and the provision for anticipated losses. Provisions for anticipated losses are posted if, in a reinsurance portfolio, the future premiums plus the proportionate investment result will probably not be sufficient to cover the expected claims and costs. No provisions for anticipated losses were posted in the financial year 2007.

Technical provisions apportionable to the business retroceded by us have been calculated in accordance with the terms of the retrocession agreements.

Other accrued liabilities Following the IFRS approach, the provision for pensions is shown as the present value of the pension obligations.

In 2003, Munich Reinsurance Company established a contractual trust agreement in the form of a two-way trust for its unfunded company pension obligations. To finance these obligations, it is necessary for the trust assets to correspond to the present value of pension obligations. In the process, however, account has to be taken of the difference between the actuarial interest rate relevant for measuring the obligations and the return attainable on the investments. Therefore, the present value of the pension obligations is calculated using an actuarial interest rate equivalent to the expected investment return. Moreover, based on studies of the Company's portfolio of pensioners, the mortalities of the currently used Heubeck 2005 G tables were also modified.

The reserve amount is €248m (283m) higher than the reserve amount pursuant to Section 6a of the German Income Tax Act, applying an actuarial interest rate of 6%.

Except for the semi-retirement provision, which is measured using an actuarial interest rate of 4.8% (4.0%), the other provisions are posted in accordance with the probable requirements.

Liabilities Subordinated liabilities, deposits retained on retroceded business, accounts payable on reinsurance business, amounts owed to banks and other liabilities are stated at the amount repayable.

Foreign currency translation All business transactions are generally booked in the respective original currencies and recorded using the respective day's exchange rate in euros. The foreign currency amounts are retranslated for the balance sheet at the year-end exchange rate.

Realised exchange gains and realised and unrealised exchange losses are recognised in "other income" and "other expenses" respectively; unrealised exchange gains are neutralised through the formation of an appropriate provision.

The following table shows the exchange rates of the most important currencies for our business (exchange rate for €1 in each case):

Foreign currency translation

	31.12.2007	Prev. year
Australian dollar	1.66515	1.67300
Canadian dollar	1.44300	1.53450
Pound sterling	0.73445	0.67375
Rand	9.99215	9.29750
Swiss franc	1.65525	1.60965
US dollar	1.46205	1.31865
Yen	163.33300	157.12400

Notes to the balance sheet – Assets

(1), (2) Intangible assets and investments

	Carrying amount 31.12.2006	Currency translation	Additions	Reclassi-fications	Disposals	Write-ups	Write-downs	Carrying amount 31.12.2007
	T€	T€	T€	T€	T€	T€	T€	T€
(1) Intangible assets	80,414	–	4,104	–	–6,050	–	–30,426	48,042
(2) Investments								
Land, land rights and buildings, including buildings on third-party land	980,540	–	45,581	–	–175,716	356	–26,804	823,957
Investments in affiliated companies and participating interests								
Shares in affiliated companies	12,170,882	–	9,475,008	–	–4,419	9	–911	21,640,569
Loans to affiliated companies	221,589	–197	779,513	–	–320,469	–	–	680,436
Participating interests	122,286	–	75,092	–	–7,896	897	–188	190,191
Loans to participating interests	25,134	–1,540	80	60	–750	–	–	22,984
	12,539,891	–1,737	10,329,693	60	–333,534	906	–1,099	22,534,180
Other investments								
Shares, investment fund certificates and other non-fixed-interest securities	14,590,343	–481,892	18,366,081	–	–24,512,826	23,052	–146,047	7,838,711
Bearer bonds and other fixed-interest securities	21,914,620	–626,628	30,187,825	–	–29,948,654	25,469	–133,382	21,419,250
Loans secured on property	5,427	–	45	–	–1,399	–	–	4,073
Other loans								
Registered bonds	3,792	–372	–	–	–	–	–	3,420
Loans and promissory notes	8,023	–781	40	–60	–7,222	–	–	0
Miscellaneous	170	–13	–	–	–9	–	–	148
Deposits with banks	142,791	–8,678	551,021	–	–	–	–	685,134
Miscellaneous investments	298,152	–	18,398,374	–	–18,409,293	251	–61,774	225,710
	36,963,318	–1,118,364	67,503,386	–60	–72,879,403	48,772	–341,203	30,176,446
Total investments (2)	**50,483,749**	**–1,120,101**	**77,878,660**	**0**	**–73,388,653**	**50,034**	**–369,106**	**53,534,583**
Total (1) + (2)	**50,564,163**	**–1,120,101**	**77,882,764**	**0**	**–73,394,703**	**50,034**	**–399,532**	**53,582,625**

The statement of changes in assets and investments is shown at year-end exchange rates.

The intangible assets consist mainly of purchased insurance portfolios and software.

The carrying amount of owner-occupied property totals €204m.

Of our total investments (excluding deposits retained on assumed reinsurance) with a carrying amount of €53,535m, an amount of €6,833m is deposited with ceding companies or foreign governments or in the custody of trustees nominated by us. In addition, investments of €415m are subject to a restraint on disposal and have been transferred to the custody of a trustee solely to safeguard pension commitments and provisions for comparable benefits.

Derivatives	Balance sheet item	Carrying amount	Fair value	Notional principal amount
		T€	T€	T€
Equity and index risks				
Long stock options	Shares, investment fund certificates and other non-fixed-interest securities	23,599	23,599	422,560
Long stock options (hedging)	Shares, investment fund certificates and other non-fixed-interest securities	126,021	136,093	1,846,907
Short stock options	Other liabilities or other provisions	–20,998	–12,299	671,919
Stock index futures	Other provisions	–44,337	–43,359	2,077,706
Equity futures	Other provisions	–2,606	–1,823	52,019
Short equity forwards (hedging)	–	–	–51,783	1,528,159
Short equity forwards	–	–	582	52,787
Total return swaps (hedge fund certificates)	Other deferred items	39,713	74,673	290,000
Variance swaps	Other provisions	–911	–179	50,000
Interest-rate risks				
Long interest-rate swaptions (hedging)	Other investments	74,437	74,437	1,412,650
Short interest-rate guarantees	Other provisions	–74,437	–74,437	1,412,650
Interest-rate swaps	Other provisions	–5,568	–692	3,602,474
Interest-rate currency swaps	Other provisions	–1,656	–1,656	355,665
Interest-rate swaps (subordinated bond)	–	–	807	1,500,000
Interest-rate futures	Other provisions	–1,235	–1,235	171,722
Currency risks				
Currency forwards	Other provisions	–10,178	22,616	3,828,098
Other transactions				
Insurance derivatives I (swaps)	Other provisions	–7,984	–4,518	603,143
Insurance derivatives II (cat bonds)	Other provisions	–2	–2	2,394
Insurance derivatives II (cat bonds)	Other deferred items	399	1,000	74,758
Insurance derivatives III (long options)	Other investments	803	803	80,230
Credit default swaps	Other investments	902	902	22,944
Commodity swaps	Other provisions	–142	1,288	54,614

Derivative financial instruments (derivatives) are financial instruments whose fair value is derived from one or more underlying assets.

We mainly use derivative financial instruments only to hedge parts of the portfolio, optimise earnings or implement planned purchases and sales. For this, strict rules apply as regards the limitation of risks and the choice of top-quality business partners. Adherence to these rules is continually monitored.

Beyond this, derivatives are used in isolated cases to hedge against risks assumed in underwriting business. These derivatives include, in particular, interest-rate swaps (interest-rate swaptions) to hedge against an interest-rate risk (interest-rate guarantee) in insurance contracts. Securitisation of insurance risks and their placement on the capital markets is gaining in importance as an instrument of risk transfer to supplement traditional reinsurance. Here, an underwriting risk is ceded by way of a retrocession contract (swap contract) to a special-purpose vehicle (Insurance derivatives I). The special-purpose vehicle covers potential liabilities arising from the contract by issuing insurance bonds (cat bonds). In addition, Munich Reinsurance Company itself has cat bonds in its portfolio. These in turn contain derivative components to be accounted for separately (Insurance derivatives II). The options on catastrophe and reinsurance risks (Insurance derivatives III) also serve a hedging purpose. A comparable underwriting-investment motive underlies the credit-default swaps and the commodity swaps.

With the exception of equity futures, stock index futures, index futures and interest-rate futures, all the derivatives are over-the-counter products.

Derivatives are generally valued at acquisition cost or fair value at the balance sheet date, whichever is the lower. A pending liability is taken into account through the posting of a provision for anticipated losses. Upfront payments are capitalised and amortised over the term. In the case of the interest-rate swaptions, we deviate from this rule: these investments are always accounted for at fair value.

Total return swaps are part of the hedge fund certificates. They are calculated as the difference between the total market value of the funds and the respective capital component (zero bonds), in line with the accounting requirement to divide items into a capital component and a derivative component. The carrying amounts of the insurance derivatives (swap contracts and derivatives embedded in cat bonds) are derived in the same way from the market values of the related insurance risk bonds.

The equity forwards held for hedging purposes form a single valuation unit with the hedged portfolio – the derivative is not recognised in the balance sheet; any loss on the underlying business is thus shown only to the extent that it is not compensated for by the hedging transaction. The same applies to interest-rate swaps in connection with the fixed-interest subordinated bond of €1.5bn issued by the Company in June 2007.

Recognised valuation methods are used to determine the fair values of derivatives not traded on the stock exchange. Details may be obtained from the following table:

Derivatives	Pricing method	Parameters	Pricing model
Stock options	**Theoretical price**	**Listing of underlying shares Effective volatilities Money-market interest rate Dividend yield**	**Black-Scholes (European), Cox, Ross und Rubinstein (American)**
Equity/index futures	**Listed price**	**–**	**–**
Equity forwards	**Theoretical price**	**Money-market interest rate Share price Dividend yield**	**Present-value method**
Total return swaps (hedge fund certificates)	**Theoretical price**	**Market value of the funds Interest-rate curve**	**Present-value method**
Swaptions/Interest-rate guarantee	**Theoretical price**	**At-the-money volatility matrix and skew Swap curve Money market interest-rate curve**	**Black 76**
Interest-rate swaps	**Theoretical price**	**Swap curve Money market interest-rate curve**	**Present-value method**
Currency forwards	**Theoretical price**	**Currency spot rates Money-market interest-rate curve**	**Present-value method**
Insurance derivatives	**Theoretical price**	**Market values of the cat bonds Interest-rate curve**	**Present-value method**
Credit default swaps	**Theoretical price**	**Credit spreads Recovery rates Interest-rate curve**	**Present-value method**
Interest-rate futures	**Listed price**	**–**	**–**
Commodity swaps	**Listed price**	**–**	**–**
Interest-rate currency swaps	**Theoretical price**	**Swap curve Money-market interest-rate curve Currency spot rates**	**Present-value method**
Variance swaps	**Theoretical price**	**Historical stock index prices Implicit volatilities Interest-rate curve**	**Present-value method**

The fair value of investments (excluding deposits retained on assumed reinsurance) amounts to €65bn. The relevant carrying amount totals €54bn. This results in valuation reserves of €11bn for the financial year 2007.

The valuation reserves contain hidden negative valuation differences of €4m for loans to affiliated companies and loans to participating interests. No write-downs have been made, because the impairments in value are only temporary (the carrying amount corresponds to the loans' redemption amount).

For the fair values of real estate, the capitalised earnings value is generally used; new buildings are valued at cost at the balance sheet date. In the case of shares in affiliated companies, participating interests, equities, investment fund certificates and other non-fixed-interest securities, the market prices on the balance sheet date are used if the investments concerned are listed on the stock market. If no market prices are available, we calculate the value using the discounted earnings method or use net asset values. In the case of unlisted new acquisitions, we use the acquisition cost.

The fair values of fixed-interest securities listed on the stock market are determined on the basis of the market prices at the balance sheet date. In the case of fixed-interest securities not listed on the stock market, interest-rate curves are used.

Investments – Fair values and valuation reserves

	Carrying amounts	Fair values	Valuation reserves
€m	31.12.2007	31.12.2007	31.12.2007
Land, land rights and buildings, including buildings on third-party land	824	2,133	1,309
Investments in affiliated companies and participating interests			
Shares in affiliated companies	21,641	26,221	4,580
Loans to affiliated companies	680	716	36
Participating interests	190	251	61
Loans to participating interests	23	27	4
	22,534	27,215	4,681
Other investments			
Shares, investment fund certificates and other non-fixed-interest securities	7,839	12,206	4,367
Bearer bonds and other fixed-interest securities	21,419	22,077	658
Loans secured on property	4	4	0
Other loans	4	4	0
Deposits with banks	685	685	0
Miscellaneous investments	226	226	0
	30,177	35,202	5,025
Total investments	**53,535**	**64,550**	**11,015**

(3) Information on shareholdings

The list of all our shareholdings is filed with the Company Registry, Munich, under registration number HRB 42039.

Notes to the balance sheet – Equity and liabilities

(4) Equity

The total share capital of €587,725,396.48 as at 31 December 2007 is divided into 217,888,670 registered no-par-value shares, each fully paid up and entitled to one vote.

Capital authorised for capital increases comprises the following items:

€m	31.12.2007
Authorised Capital Increase 2004 (until 25 May 2009)	280
Authorised Capital Increase 2006 (until 18 April 2011)	5
Total	285

The contingent capital is as follows:

€m	31.12.2007
To safeguard subscription rights from exercise of warrants (Contingent Capital Increase 2003 I)	35
To safeguard conversion rights or subscription rights from convertible bonds or bonds with warrants (Contingent Capital Increase 2005)	100
Total	135

The withdrawal from the revenue reserves owing to the share buy-back programme amounts to €2,303m, whilst the allocation to the revenue reserves totals €289m. Net retained profits include a profit of €45m carried forward from the previous year.

By resolution of the Annual General Meeting on 19 April 2006, Munich Re was authorised to buy back shares amounting to a maximum of 10% of the share capital up to 18 October 2007. This authorisation was cancelled by the Annual General Meeting on 26 April 2007 and replaced by a new one, authorising the Board of Management to buy back shares amounting to a maximum of 10% of the share capital up to 25 October 2008.

On 31 December 2007, a total of 10,064,599 Munich Re shares with a calculated nominal value of €27.1m were held by Group companies. This represents 4.62% of the share capital.

On 7 November 2006, Munich Re's Board of Management decided on a share buy-back programme, thus availing itself of the authorisation granted by the Annual General Meeting on 19 April 2006, in accordance with Section 71 para. 1 item 8 of the German Stock Companies Act. In the period from 8 November 2006 to 22 February 2007, a total of 8,040,818 Munich Re shares were acquired via the stock exchange. The shares were then retired in a simplified process as at 17 April 2007, without reducing the share capital, by adjusting the proportion of the Company's share capital represented by each of the remaining no-par-value shares.

On 4 May 2007, Munich Re's Board of Management decided on a further share buy-back programme, thus availing itself of the authorisation granted by the Annual General Meeting on 26 April 2007, in accordance with Section 71 para. 1 item 8 of the German Stock Companies Act. The share buy-back was restricted to a total purchase price (excluding incidental expenses) of €2bn. There was also the possibility, within the framework of the authorisation granted by the Annual General Meeting on 26 April 2007, to buy back shares using derivatives. In the period from 10 May 2007 to 31 December 2007, including the exercise of put options (= 366,666 shares), a total of 11,730,186 shares were acquired at an average price of €132.41. A portion of the repurchased shares (3,650,745) were then retired in a simplified process as at 26 June 2007. The share buy-back was successfully concluded on 23 January 2008. Altogether, 15,135,611 shares were acquired at an average price of €131.96.

For the employee share programme set up by Munich Reinsurance Company in 2007, 12,000 shares were acquired at an average price of €130.44, of which 11,776 shares were purchased by staff at an average price of €98.70 per share. 224 shares remain in the portfolio.

For the employee share programme set up by Europäische Reiseversicherung AG in 2007, 555 shares were acquired at an average price of €138.13 and purchased by staff at an average price of €98.70 per share. No shares remain in the portfolio.

For the employee share programme set up by MEAG MUNICH ERGO Asset-Management GmbH in2007, 2,009 shares were purchased at an average price of €134.84, which staff acquired at a price of €98.70 each. There are no shares remaining in the portfolio.

In addition, one subsidiary holds 1,556,358 shares to safeguard stock appreciation rights granted to the Board of Management and top Munich Re executives since 1999. In 2007, a total of 150,000 shares were acquired for these programmes at an average price of €137.90 and 57,220 shares were sold at an average price of €129.92.

In the financial year 2007, companies of the ERGO Insurance Group acquired 6,660 shares at an average price of €135.06 each to cover future commitments from the long-term incentive plans launched since 2002 and sold 61,612 shares at a price of €132.71 each. Together with the remaining Munich Re shares acquired to safeguard the stock appreciation rights granted in 2002–2006, the ERGO Insurance Group had a total portfolio of 322,556 shares at 31 December 2007.

Europäische Reiseversicherung AG did not acquire further Munich Re shares to safeguard its long-term incentive plans in 2007. There are no shares in the portfolio as at 31 December 2007.

In the financial year 2007, MEAG MUNICH ERGO AssetManagement GmbH acquired 20,991 shares at €134.84 each to safeguard obligations from its long-term incentive plan and sold 1,882 shares at an average price of €126.68. It thus has a total portfolio of 106,020 Munich Re shares.

The acquisition costs of all Munich Re shares in the possession of Group companies at the end of the financial year totalled €1,265,321,102.67.

The Company has received the following notifications pursuant to Section 21 of the German Securities Trading Act regarding voting-right percentages (status at 30 January 2008):

Allianz SE, Munich, notified us on 14 January 2008, in accordance with Section 21 para. 1 of the German Securities Trading Act, that its share of the voting rights in our Company had fallen below the threshold of 3% on 9 January 2008 and totalled 2.9362% (6,397,660 voting rights) on that date. Of this, 2.9316% (6,387,645 voting rights) was attributable to Allianz SE in accordance with Section 22 para. 1 sentence 1 item 1 of the German Securities Trading Act, and 0.0046% (10,015 voting rights) in accordance with Section 22 para. 1 sentence 1 item 6 of the German Securities Trading Act.

Barclays Global Investor UK Holdings Limited, London, England, notified us in accordance with Section 21 para. 1 of the German SecuritiesTrading Act that its share of the voting rights in our Company had exceeded the threshold of 3% on 31 January 2007 and totalled 3.62% (8,304,401 voting rights) on that date. Of this, 3.62% was attributable to Barclays Global Investors UK Holdings Limited in accordance with Section 22 para. 1 sentence 1 item 6 in conjunction with Section 22 para. 1 sentence 2 of the German SecuritiesTrading Act via subsidiaries for which the share of the voting rights did not exceed 3%.

AXA Investments Managers Deutschland GmbH, Frankfurt, notified us on behalf and as authorised agent of AXA S. A., Paris, France, in accordance with Section 21 ff. of the German SecuritiesTrading Act, that on 13 September 2006 its share of the voting rights in Munich Reinsurance Company exceeded the threshold of 5% and totalled 5.59%. Of this, 5.59% were attributable to AXA S. A. in accordance with Section 21 para. 1 and Section 22 para. 1 item 6 in conjunction with Section 22 para. 1 sentence 2 of the German Securities Trading Act, and a further 4,800 votes in accordance with Section 22 para. 1 sentence 1 item 1 of the German SecuritiesTrading Act.

(5) Subordinated liabilities

In December 2007, the subordinated bonds with a volume of €3,000m and £300m issued by Munich Re Finance B. V. and guaranteed by Munich Reinsurance Company underwent a change of issuer. With effect from 13 December 2007, Munich Reinsurance Company replaced Munich Re Finance B. V. as the issuer of the subordinated bonds.

In this connection, the subordinated loans of €2,618m and £297m granted to Munich Reinsurance Company in the previous year were extinguished. As part of the change of issuer, not only the whole bond amount but also MR Finance B. V.'s redemption claim of €352m against ERGO was transferred to us. The latter resulted from the passing-on of part of the issue proceeds of the subordinated bond to ERGO.

In June 2007, the Company issued another subordinated bond with a volume of €1,500m. We have hedged the interest-rate risk by means of an interest-rate swap on the nominal amount of the bond. It is a perpetual bond, callable by us from ten years after the date of issue.

The remaining term of the subordinated liabilities with a total amount of €4,908m is more than five years.

Subordinated liabilities

€m	31.12.2007
Euro subordinated bond, €3,000m, 6.75%, 2003 (2013/2023)[1]	3,000
Pound-sterling subordinated bond, £300m, 7.625%, 2003 (2018/2028)[1]	408
Euro subordinated bond, €1,500m, 5.767%, 2007 (2017/perpetual)[1]	1,500
Total	4,908

[1] (First callable date/Maturity date).

(6) Special reserve

The special reserve has been posted in accordance with Section 6b of the German IncomeTax Act.

(7) Technical provisions by class of business

€m	Unearned premiums	Provision for future policy benefits	Claims provision	Claims equalisation provision and similar provisions	Other provisions	Total	Reserves as % of net premiums
Life	421	11,286	960	8	476	13,151	292
Health	76	993	159	4	28	1,260	159
Accident	67	647	3,858	2	1	4,575	1,030
Liability	284	–	9.824	1,187	–5	11,290	765
Motor	358	–	5,919	637	65	6,979	328
Marine	210	–	1,378	331	4	1,923	185
Aviation	157	–	1,062	891	–	2,110	543
Fire	529	–	2,864	4,307	74	7,774	253
Engineering	567	–	1,706	858	6	3,137	272
Other classes	291	–	1,425	1,305	69	3,090	178
Non-life combined	2,539	1,640	28,195	9,522	242	42,138	344
Total	**2,960**	**12,926**	**29,155**	**9,530**	**718**	**55,289**	**330**

The claims provisions shown are have been influenced both by payments made in the year under review and by expenses or income from increasing or reducing the provision respectively.

Claims expenses for the year under review less the payments already made in the same year increase the provisions.The provisions for previous years are reduced by the payments made in the year under review for these years. As the provisions are determined using best estimates based on claims information and past claims experience, as well as estimates of future claims development, it is inevitable that the relevant estimate will regularly change as knowledge of claims cases grows in the year under review.

The claims equalisation provision and similar provisions break down as follows:

T€	31.12.2007	31.12.2006
Claims equalisation provision	8,225,001	7,470,771
Provision for major risks	341,161	312,472
Thereof:		
For nuclear facilities	76,092	69,885
For pharmaceutical products liability	71,048	66,722
For terrorism risks	194,021	175,865
Provisions for natural hazards	964,131	625,352
Total	**9,530,293**	**8,408,595**

(8) Other accrued liabilities

We have agreed to pay pensions to nearly all our staff and their surviving dependants. These commitments are to be met partly by the Company itself and partly by the Munich Re staff pension fund. There are pension provisions of T€89,040 for former members of the Board of Management or their surviving dependants.

The tax provisions contain deferred taxes of T€228,115.

The other provisions include, in particular, a provision of T€460,297 for unrealised currency gains.

For personnel expenses not yet payable on the balance sheet date, provisions of T€180,099 have been posted.

There is a provision of T€75,372 for an interest-rate guarantee granted under an individual contract. The risk from the interest-rate guarantee is fully covered by interest-rate swaptions on the assets side (derivatives). There are also provisions of T€75,054 for anticipated losses from derivatives.

(9) Amounts due to banks

On the balance sheet date, amounts due to banks totalled €1,224m (134m). The change in amount is due to short-term term money borrowings.

Notes to the income statement

(10) Reinsurance underwriting result by class of business

€m	Gross premiums written		Underwriting result		Change in claims equalisation provisions and similar provisions		Combined ratio in %	
	2007	2006	**2007**	2006	**2007**	2006	**2007**	2006
Life	4,848	5,275	306	282	−2	−2	–	–
Health	820	667	51	51	−1	−1	93,3	92,6
Accident	454	539	−398	−739	−1	–	189,5	238,0
Liability	1,501	1,502	−132	−17	−2	342	109,0	101,1
Motor	2,184	2,352	−90	−437	−135	155	104,2	119,4
Marine	1,081	924	152	−211	−274	102	85,3	124,1
Aviation	471	694	10	105	222	−161	97,7	82,0
Fire	3,179	2,974	670	1,305	−1,121	−898	77,6	52,6
Engineering	1,196	1,154	110	163	169	−104	90,1	84,4
Other classes	1,828	1,766	106	2	23	−59	93,6	99,2
Non-life combined	12,714	12,572	479	222	−1,120	−624	95,9	97,9
Total	**17,562**	**17,847**	**785**	**504**	**−1,122**	**−626**	–	–

(11) Interest on technical provisions

We have calculated the interest on technical provisions in accordance with Section 38 of the German Accounting Regulations for Insurance Companies and – where prescribed there – have transferred it from the non-technical to the technical account.

(12) Personnel expenses

The management expenses include the following personnel expenses:

	2007	Prev. year
	T€	T€
Wages and salaries	313,113	317,044
Social insurance contributions and voluntary assistance	56,812	61,438
Expenses for employees' pensions	0	232,536
Total	**369,925**	**611,018**

In 2006, the expenses for employees' pensions had been affected by special factors (e.g. recognition of actuarial losses from previous years, adjustment of mortalities). In 2007, owing to the increase in the actuarial interest rate, there is a positive balance, which has been recognised under other income.

(13) Investment income

The write-ups result from the reversal of write-downs, in accordance with Section 280 para. 1 of the German Commercial Code, because the reasons for these write-downs no longer apply.

(14) Investment expenses

T€130,606 of the write-downs are for impairments as per Section 253 para. 2 sentence 3 of the German Commercial Code.

Special tax write-downs in accordance with Section 6b of the German Income Tax Act account for T€5,930.

(15) Tax accounting influences

The result for the financial year was influenced by write-downs of T€5,930 allowed for under tax law and by the posting of a special reserve of T€363,700 in accordance with Section 6b of the German Income Tax Act.

(16) Long-term incentive plans

Every year since 1 July 1999, Munich Reinsurance Company has set up long-term incentive plans, each with a term of seven years. Entitled to participate in these share-price-related remuneration plans are members of the Board of Management, senior management in Munich, and top executives in Munich Re's international organisation. Participants receive a certain number of stock appreciation rights.

The relevant initial share price for the stock appreciation rights is calculated from the average of closing prices for Munich Re shares in Frankfurt Xetra trading over the last three months prior to plan commencement. The initial price for the 2007 long-term incentive plan is €134.07. As a result of Munich Reinsurance Company's capital increase in the business year 2003, the initial share prices for the stock appreciation rights issued up to then and the number of stock appreciation rights already granted were adjusted in accordance with the conditions.

In the year under review, a total of 341,737 (443,609) stock appreciation rights were granted, 91,919 (150,687) of these to Board of Management members. The future obligations arising from the long-term incentive plans are covered by means of Munich Re shares.

The personnel expenses and income incurred for the stock appreciation rights are determined on the basis of the change in the fair value of the underlying options. The fair value recognises not only the intrinsic value (difference between current share price and initial share price of the stock appreciation rights) but also the possibility of growth in value up to the date of forfeiture or expiry of the rights and is determined on the basis of recognised valuation models, taking into account the exercise conditions. At each balance sheet date, the fair value is calculated and reserved; this amount is recognised in full. The personnel expenses recognised in the income statement correspond to the change in the provision in the year under review, taking into consideration any rights exercised.

In the year under review, provisions of €55.8m (63.2m) had to be posted, resulting in expenses of €3.9m for the Company. The weighted average share price for the stock appreciation rights exercised in 2007 was €134.25 for plan year 2003, €131.51 for plan year 2004, and €135.26 for plan year 2005. The intrinsic value of the exercisable stock appreciation rights amounted to €31.6m at the balance sheet date.

Munich Reinsurance Company's incentive plans 2000–2007

	Incentive Plan 2000	Incentive Plan 2001	Incentive Plan 2002	Incentive Plan 2003	Incentive Plan 2004	Incentive Plan 2005	Incentive Plan 2006	Incentive Plan 2007
Plan commencement	1.7.2000	1.7.2001	1.7.2002	1.7.2003	1.7.2004	1.7.2005	1.7.2006	1.7.2007
Plan end	30.6.2007	30.6.2008	30.6.2009	30.6.2010	30.6.2011	30.6.2012	30.6.2013	30.6.2014
Old initial share price	€319.34	€320.47	€260.37	€86.24	–	–	–	–
New initial share price after 2003 capital increase	€303.72	€304.80	€247.64	€82.02	€88.65	€88.10	€108.87	€134.07
Intrinsic value 2007 for one right	–	–	–	€46.16	€39.53	€40.08	€19.31	–
Fair value 2007 for one right	–	–	€0.22	€46.16	€40.47	€41.93	€32.78	€25.77
Number of rights on 31 December 2000	80,582	–	–	–	–	–	–	–
Additions	–	109,474	–	–	–	–	–	–
Exercised	–	–	–	–	–	–	–	–
Number of rights on 31 December 2001	80,582	109,474	–	–	–	–	–	–
Additions	–	270	132,466	–	–	–	–	–
Exercised	–	–	–	–	–	–	–	–
Forfeited	321	443	–	–	–	–	–	–
Number of rights on 31 December 2002	80,261	109,301	132,466	–	–	–	–	–
Additions	3,793	5,319	6,696	439,581	–	–	–	–
Exercised	–	–	–	–	–	–	–	–
Forfeited	6,199	7,192	3,962	–	–	–	–	–
Number of rights on 31 December 2003	77,855	107,428	135,200	439,581	–	–	–	–
Additions	–	–	–	–	456,336	–	–	–
Exercised	–	–	–	–	–	–	–	–
Forfeited	438	600	748	2,354	–	–	–	–
Number of rights on 31 December 2004	77,417	106,828	134,452	437,227	456,336	–	–	–
Additions	–	–	–	320	1,697	485,527	–	–
Exercised	–	–	–	177,748	–	–	–	–
Forfeited	23	542	680	121	2,005	–	–	–
Number of rights on 31 December 2005	77,394	106,286	133,772	259,678	456,028	485,527	–	–
Additions	–	–	–	–	–	–	443,609	–
Exercised	–	–	–	63,942	119,363	–	–	–
Forfeited	–	–	–	–	–	–	1,019	–
Number of rights on 31 December 2006	77,394	106,286	133,772	195,736	336,665	485,527	442,590	–
Additions	–	–	–	–	–	–	6,123	341,737
Exercised	–	–	–	70,690	85,652	84,329	–	–
Forfeited	77,394	541	985	–	–	3,892	8,514	503
Number of rights on 31 December 2007	–	**105,745**	**132,787**	**125,046**	**251,013**	**397,306**	**440,199**	**341,234**
Exercisable at year-end	–	105,745	132,787	125,046	251,013	397,306	–	–

Each stock appreciation right entitles the holder to draw in cash the difference between the Munich Re share price at the time when the right is exercised and the initial share price. The stock appreciation rights may only be exercised after a two-year vesting period and then only if the share price is at least 20% higher than the initial price. In addition, Munich Re shares must have outperformed the EURO STOXX 50 twice at the end of a three-month period during the term of the plan. The gross amount that may be obtained from the exercising of the stock appreciation rights is limited to an increase of 150% of the initial share price.

Stock appreciation rights not exercised on the last trading day of the plan term are exercised on the participant's behalf insofar as the exercise prerequisites are met. If the prerequisites are not met, the stock appreciation rights are forfeited.

If another company acquires control of Munich Re or the Company's group of shareholders changes significantly due to a merger or comparable transaction or intended business combination ("change of control"), all plan participants may exercise their stock appreciation rights within 60 days after the change of control becomes effective, even if the prerequisites for exercising the rights are not yet met at that juncture.

(17) Remuneration report

The total remuneration of Munich Reinsurance Company's Board of Management amounted to €13.7m and that of the Supervisory Board to €2.0m. All other disclosures on the remuneration of and loans to Board members, share trading and shares held by the members of the Board of Management and the Supervisory Board, and the structure of the Board of Management's remuneration system can be found in the remuneration report on page 43 f.

(18) Boards of the Company

Board of Management

Dr. jur. Nikolaus von Bomhard
(Chairman of the Board of Management)
(Chairman of the Group Committee)
Group Investments (from 1 March 2007)
Group Development
Press
Internal Audit
Executive Offices, Group Top Executives

Dr. rer. pol. Ludger Arnoldussen
Germany, Asia Pacific and Africa
General Services (from 1 March 2007)

Dr. rer. pol. Thomas Blunck
Special and Financial Risks
Central Procurement (from 1 January 2008)
Organisational Design and Development (from 1 March 2007)
Information Technology

Georg Daschner
Europe and Latin America
Corporate Communications

Dr. jur. Heiner Hasford (until 28 February 2007)
Group Investments, Corporate Finance, M&A
Legal and Regulatory Affairs, Compliance
General Services
Organisational Design and Development

Dr. rer. nat. Torsten Jeworrek
(Chairman of the Reinsurance Committee)
Corporate Underwriting
Global Clients (until 31 December 2007, from 1 October 2007 together with Dr. Röder)
Reinsurance Investments
Accounting, Controlling and Central Reserving for Reinsurance

John Phelan (until 31 December 2007)
North America (from 1 October 2007 together with Dr. Röder)

Dr. rer. pol. Peter Röder (from 1 October 2007)
Global Clients and North America (from 1 January 2008)
North America (until 31 December 2007 together with John Phelan)
Global Clients (until 31 December 2007 together with Dr. Jeworrek)

Dr. jur. Jörg Schneider
Group Accounting
Group Controlling
Corporate Finance, M&A (from 1 March 2007)
Integrated Risk Management
Legal and Regulatory Affairs, Compliance (from 1 March 2007)
Taxes
Investor and Rating Agency Relations

Dr. oec. publ. Wolfgang Strassl
(Board member responsible for personnel and welfare matters, within the meaning of Section 33 of the German Co-Determination Act)
Human Resources
Life and Health (until 28 February 2007)
Life (from 1 March 2007)
HealthCare (from 1 March 2007)

Supervisory Board

Chairman
Dr. jur. Hans-Jürgen Schinzler
Former Chairman of the Board of Management of Munich Reinsurance Company

Deputy Chairman
Herbert Bach
Employee of Munich Reinsurance Company

Hans-Georg Appel
Employee of Munich Reinsurance Company

Holger Emmert
Employee of Munich Reinsurance Company

Ulrich Hartmann
Chairman of the Supervisory Board of E.ON AG

Dr. rer. nat. Rainer Janßen
Employee of Munich Reinsurance Company

Prof. Dr. rer. nat. Henning Kagermann
Chairman of the Executive Board and Chief Executive Officer of SAP AG

Prof. Dr. rer. nat. Drs. h. c. mult. Hubert Markl
Former President of the Max Planck Society

Wolfgang Mayrhuber
Chairman of the Board of Management of Deutsche Lufthansa AG

Kerstin Michl
Employee of Munich Reinsurance Company

Prof. Karel Van Miert
Professor at the University of Nyenrode

Ingrid Müller
Employee of Munich Reinsurance Company

Prof. Dr. jur. Dr.-Ing. E. h. Heinrich v. Pierer
Former Chairman of the Supervisory Board of Siemens AG

Dr.-Ing. e. h. Bernd Pischetsrieder
Former Chairman of the Board of Management of Volkswagen AG

Dr. rer. nat. Jürgen Schimetschek
Employee of Munich Reinsurance Company

Dr. jur. Dr. h. c. Albrecht Schmidt
Former Chairman of the Supervisory Board of Bayerische Hypo- und Vereinsbank AG

Dr. phil. Ron Sommer
Former Chairman of the Board of Management of Deutsche Telekom AG

Wolfgang Stögbauer
Employee of Munich Reinsurance Company

Josef Süßl
Employee of Munich Reinsurance Company

Judy Võ
Employee of Munich Reinsurance Company

Membership of the Supervisory Board Committees

Standing Committee
Dr. Hans-Jürgen Schinzler (Chairman)
Herbert Bach
Dr. Bernd Pischetsrieder
Dr. Albrecht Schmidt
Josef Süßl

Personnel Committee
Dr. Hans-Jürgen Schinzler (Chairman)
Herbert Bach
Dr. Bernd Pischetsrieder

Audit Committee
Dr. Albrecht Schmidt (Chairman)
Hans-Georg Appel
Prof. Dr. Henning Kagermann
Dr. Hans-Jürgen Schinzler
Wolfgang Stögbauer

Conference Committee
Dr. Hans-Jürgen Schinzler (Chairman)
Herbert Bach
Dr. Bernd Pischetsrieder
Judy Võ

Nomination Committee (set up on 9 November 2007)
Dr. Hans-Jürgen Schinzler[1] (Chairman)
Dr. Bernd Pischetsrieder[1]
Dr. Albrecht Schmidt[1]
[1] From 1 January 2008.

Other seats held by Board members

Board of Management[1]	Seats held on supervisory boards of other German companies	Membership of comparable bodies of German and foreign business enterprises
Dr. jur. Nikolaus von Bomhard Chairman	ERGO Versicherungsgruppe AG[2] (Chairman)	UniCredit S. p. A., Genoa
Dr. rer. pol. Ludger Arnoldussen	–	–
Dr. rer. pol. Thomas Blunck	–	Global Aerospace Underwriting Managers Ltd. (GAUM), London New Reinsurance Company, Geneva[2] (Chairman)
Georg Daschner	–	Münchener Rück Italia S. p. A., Milan[2] (Chairman)
Dr. jur. Heiner Hasford (until 28 February 2007)	Commerzbank AG D. A. S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG[2] ERGO Versicherungsgruppe AG[2] Europäische Reiseversicherung AG (Chairman) Nürnberger Beteiligungs-AG Victoria Lebensversicherung AG[2] Victoria Versicherung AG[2]	Munich Re America Corporation, Wilmington, Delaware[2]
Dr. rer. nat. Torsten Jeworrek	–	–
John Phelan (until 31 December 2007)	–	Munich Re America Corporation, Wilmington, Delaware[2] (Chairman) Munich Reinsurance America Inc., Princeton[2] (Chairman) Munich Reinsurance Company of Canada, Toronto[2]
Dr. rer. pol. Peter Röder (from 1 October 2007)	EXTREMUS Versicherungs-AG	–
Dr. jur. Jörg Schneider	MEAG MUNICH ERGO Kapitalanlagegesellschaft mbH[2]	–
Dr. oec. publ. Wolfgang Strassl	DKV Deutsche Krankenversicherung AG[2] Hamburg-Mannheimer Sachversicherungs-AG[2] Hamburg-Mannheimer Versicherungs-AG[2] Mecklenburgische Leben Versicherungs-AG	–

[1] Status: 31.12.2007 (in the case of members who have left the Board Management, the information shows the status at the date of their departure).
[2] Own group company within the meaning of Section 18 of the German Stock Companies Act.

Supervisory Board[3]	Seats held on supervisory boards of other German companies	Membership of comparable bodies of German and foreign business enterprises
Dr. jur. Hans-Jürgen Schinzler Chairman	METRO AG	UniCredit S. p. A., Genoa
Ulrich Hartmann	Deutsche Bank AG Deutsche Lufthansa AG E.ON AG (Chairman) IKB Deutsche Industriebank AG (Chairman)	Henkel KGaA
Prof. Dr. rer. nat. Henning Kagermann	Deutsche Bank AG	Nokia Corporation, Finland
Prof. Dr. rer. nat. Drs. h. c. mult. Hubert Markl	Bayerische Motoren Werke AG	Sanofi-Aventis S. A., Paris Georg von Holtzbrinck GmbH
Wolfgang Mayrhuber	Bayerische Motoren Werke AG Eurowings Luftverkehrs AG Fraport AG LSG Lufthansa Service Holding AG[4] Lufthansa Cargo AG[4] Lufthansa Technik AG[4]	Heico Corporation, Miami Swiss International AG, Basle
Prof. Karel Van Miert	RWE AG	Agfa-Gevaert NV, Mortsel Anglo American plc, London De Persgroep, Asse Royal Philips Electronics NV, Amsterdam Sibelco NV, Antwerp Solvay S. A., Brussels Vivendi Universal S. A., Paris
Prof. Dr. jur. Dr.-Ing. E. h. Heinrich v. Pierer	Deutsche Bank AG Hochtief AG ThyssenKrupp AG Volkswagen AG	–
Dr.-Ing. e. h. Bernd Pischetsrieder	Dresdner Bank AG METRO AG	Tetra-Laval Group, Pully
Dr. jur. Dr. h. c. Albrecht Schmidt	Siemens AG	Thyssen'sche Handelsgesellschaft m. b. H.
Dr. phil. Ron Sommer	–	Motorola Inc., Schaumburg Sistema, Moscow Tata Consultancy Services Ltd., Mumbai Weather Investments S. p. A., Rome

[3] Status: 31.12.2007.
[4] Own group company within the meaning of Section 18 of the German Stock Companies Act.

(19) Number of staff

The number of staff employed by the Company in Munich and at its offices abroad in the financial year 2007 averaged 3,628 (3,476).

(20) Auditor's fees

The following fees have been recognised as an expense in the financial year for the auditor of the financial statements pursuant to Section 319 para. 1 sentences and 1 and 2 of the German Commercial Code:

T€	2007
Audits of financial statements	1,257
Other assurance and appraisal services	411
Tax consultancy services	584
Other services	1,396
Total	**3,648**

With effect from 1 October 2007, KPMG LLP (UK) has been an affiliated company of KPMG Germany within the meaning of Section 271 para. 2 of the German Commercial Code, following the merger to form KPMG Europe LLP. Consequently, fees paid to KPMG LLP (UK) are included for the first time in the year under review, for services rendered after 30 September 2007.

KPMG provided Munich Re with quality assurance services in technical accounting and performed systems reviews and project audits in connection with the introduction of new IT systems. The expenses for this work are shown under "other services".

(21) Contingent liabilities, other financial commitments

Munich Reinsurance Company has assumed a guarantee for certain reinsurance liabilities of Munich American Reassurance Company (MARC Life). In addition, an agreement has been signed under which Munich Reinsurance Company guarantees to maintain the company's solvency capital above the level required by supervisory law.

For a loan obligation of Munich Re America Corporation towards third parties, a guarantee of US$ 250m has been given.

There is an agreement between Munich Reinsurance Company and Munich American Capital Markets in which a target minimum capitalisation and the liquidity of the subsidiary is guaranteed.

For three foreign subsidiaries, a guarantee for office rents in the full amount, equivalent to €2.4m per annum, has been assumed.

Moreover, Munich Reinsurance Company has assumed a guarantee of €500,000 for a small German subsidiary's pension obligation towards a former member of its Board of Management.

In isolated cases, we have given guarantees concerning the correctness of individual items warranted in the sales contract when selling investments.

As a member of the German Reinsurance Pharmapool and the German Nuclear Insurance Pool, we are committed – to the extent of our proportional share – to assuming the payment obligations of another pool member if the latter is not able to meet these obligations.

There are other financial commitments amounting to €202m (€69m of these towards affiliated companies). They result mainly from agency agreements, initiated investment projects and a commitment to inject capital into an investment fund.

Information on open forward transactions can be found on page 79 of this annual report.

(22) Declaration of conformity with the German Corporate Governance Code as per Section 161 of the German Stock Companies Act

In November 2007, the Board of Management and the Supervisory Board of Munich Reinsurance Company published an updated declaration of conformity with the German Corporate Governance Code as per Section 161 of the German Stock Companies Act and made this declaration permanently available to shareholders on the internet.

(23) Proposal for appropriation of profit

The net retained profits at the disposal of the Annual General Meeting amount to €1,198,387,685.00.

We propose that this amount be appropriated as follows: distribution of a dividend of €5.50 on each share entitled to dividend, with the amount apportionable to own shares held directly or indirectly and to own shares earmarked for retirement being carried forward to new account. Up to the Annual General Meeting the number of shares entitled to dividend may decrease or increase through the further acquisition, retirement or sale of own shares. In this case, a suitably modified proposal for the appropriation of the profit, with a dividend of €5.50 per share entitled to dividend, will be made to the Annual General Meeting.

Munich, 27 February 2008

The Board of Management

Declaration of the Board of Management

"To the best of our knowledge, and in accordance with the applicable reporting principles, the financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company, and the management report includes a fair review of the development and performance of the business and the position of the Company, together with a description of the principal opportunities and risks associated with the expected development of the Company."

Munich, 11 March 2008



Auditor's report

The following is a translation of the auditor's opinion in respect of the original German financial statements and management report:

We have audited the financial statements prepared by the Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München, Munich, comprising the balance sheet, the income statement, and the notes to the financial statements, together with the bookkeeping system and management report for the financial year from 1 January to 31 December 2007. The maintenance of the books and records and the preparation of the annual financial statements and management report in accordance with German commercial law and supplementary provisions in the Articles of Association are the responsibility of the Company's Board of Management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the management report based on our audit.

We conducted our audit of the annual financial statements in accordance with Section 317 of the German Commercial Code and German generally accepted standards for the audit of financial statements promulgated by the German Institute of Certified Accountants (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with the principles of proper accounting and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements and the management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by the Board of Management, as well as evaluating the overall presentation of the annual financial statements and management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, the annual financial statements give a true and fair view of the net assets, financial position and results of operations of Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München in accordance with principles of proper accounting. The management report is consistent with the annual financial statements and as a whole provides a suitable view of the Company's position and suitably presents the opportunities and risks of future development.

Munich, 4 March 2008

KPMG Bayerische Treuhandgesellschaft Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Klaus Becker	Herbert Loy
Wirtschaftsprüfer	Wirtschaftsprüfer
(Certified public accountant)	(Certified public accountant)

Münchener Rückversicherungs-Gesellschaft
Königinstrasse 107
80802 München
Germany
http:/www.munichre.com

Responsible for content
Accounting
Corporate Communications

Editorial deadline: 26 February 2008

Concept and design
ANZINGER I WÜSCHNER I RASP
Agentur für Kommunikation, Munich

Picture credits
Mierswa-Kluska, Munich, cover
Frank Bauer, Munich, p. 2

Printed by
Druckerei Fritz Kriechbaumer,
Wettersteinstr. 12
82024 Taufkirchen
Germany

The official German original of this report is also available from the Company. In addition, you can find our annual reports and interim reports, along with further information about Munich Re, on the internet at http://www.munichre.com.

Service for investors and analysts
If you have general questions on Munich Re shares, please use our shareholder hotline:
Tel.: (0 18 02) 22 62 10 (6 cents per call from the Deutsche Telekom network)
E-mail: shareholder@munichre.com

If you are an institutional investor or analyst, please contact our investor relations team:
Sascha Bibert
Tel.: +49 (89) 38 91-39 00
Fax: +49 (89) 38 91-98 88
E-mail: investorrelations@munichre.com

Service for media
Journalists receive information from our Press Division:
Dr. jur. Christian Lawrence
Tel.: +49 (89) 38 91-54 00
Fax: +49 (89) 38 91-35 99
E-mail: presse@munichre.com

Münchener Rückversicherungs-Gesellschaft
Königinstrasse 107
80802 München
Germany

Order number 302-05614

Key figures (IFRS)

Munich Re Group

		2007	2006[1]	2005[1]	2004	2003
Gross premiums written	€bn	37.3	37.4	38.2	38.1	40.4
Operating result	€m	5,078	5,477	4,143	3,025	1,284
Taxes on income	€m	808	1,648	1,014	712	1,752
Consolidated result	€m	3,937	3,519	2,751	1,887	–468
Attributable to minority interests	€m	83	94	72	54	–34
Investments	€bn	176.2	176.9	177.2	178.1	171.9
Return on equity	%	15.3	14.1	12.5	9.5	–3.0
Equity	€bn	25.5	26.3	24.3	20.5	19.3
Valuation reserves not recognised in balance sheet[2]	€bn	0.6	1.9	2.6	3.2	1.8
Net technical provisions	€bn	152.4	153.9	154.0	154.3	147.5
Staff at 31 December		38,634	37,210	37,953	40,962	41,431

[1] Adjusted pursuant to IAS 8.
[2] Including amounts attributable to minority interests and policyholders.

Reinsurance[3]

		2007	2006	2005	2004	2003
Gross premiums written	€bn	21.5	22.2	22.3	22.4	24.8
Investments	€bn	81.9	85.0	87.0	81.2	80.4
Net technical provisions	€bn	55.4	59.6	63.4	58.2	56.7
Reserve ratio property-casualty	%	272.0	280.9	295.8	243.8	205.0
Large and very large losses (net)	€m	1,340	854	3,293	1,201	1,054
Natural catastrophe losses	€m	673	177	2,629	713	288
Combined ratio property-casualty	%	96.4	92.6	111.7	98.9	96.5

[3] Before elimination of intra-Group transactions across segments.

Primary insurance[4]

		2007	2006	2005	2004	2003
Gross premiums written	€bn	17.3	16.7	17.6	17.5	17.6
Investments	€bn	109.3	107.4	105.9	115.0	108.3
Net technical provisions	€bn	97.0	94.3[5]	90.8[5]	96.1	91.0
Reserve ratio property-casualty	%	121.4	124.9	113.1	116.8	114.5
Combined ratio property-casualty	%	93.4	90.8	93.1	93.0	96.4

[4] Before elimination of intra-Group transactions across segments.
[5] Adjusted pursuant to IAS 8.

Our shares

		2007	2006	2005	2004	2003
Earnings per share	€	17.90	15.05[6]	11.74	8.01	–2.25
Dividend per share	€	5.50	4.50	3.10	2.00	1.25
Amount distributed	€m	1,124	988	707	457	286
Share price at 31 December	€	132.94	130.42	114.38	90.45	96.12
Munich Re's market capitalisation at 31 December	€bn	29.0	29.9	26.3	20.8	22.1

[6] Adjusted pursuant to IAS 8.

Premium growth



2007
–3.1%
3.2%
Total –0.5%
2006
–4.7%
–0.6%
Total –2.0%
2005
–0.2%
0.3%
Total 0.3%
2004
–9.7%
–0.6%
Total –5.8%
2003
–2.6%
6.3%
Total 1.0%
Reinsurance
Primary insurance

The Munich Re Group

Munich Re Group

Reinsurance

Company	Logo
Munich Re	Münchener Rück Munich Re Group
Munich Reinsurance America	Munich Re America Munich Re Group
Munich American Reassurance Company	MARC Munich Re Group
Munich Reinsurance Company of Canada	MROC Munich Re Group
Temple Insurance Company	Temple Insurance
Munich Holdings of Australasia	MHA Munich Re Group
Munich Reinsurance Company of Africa	MRoA/MMRC Munich Re Group
Münchener Rück Italia	Münchener Rück Italia Munich Re Group
New Reinsurance Company	nouvelle ré neue rück new re
Great Lakes Reinsurance (UK)	Great Lakes Munich Re Group
Munich-American RiskPartners	MARP Munich Re Group

Primary insurance

Company	Logo
ERGO Insurance Group	ERGO
Victoria	VICTORIA
Hamburg-Mannheimer	HAMBURG MANNHEIMER
Deutsche Krankenversicherung	DKV
Deutscher Automobil Schutz	DAS
KarstadtQuelle Versicherungen	KarstadtQuelle Versicherungen
ERGO Previdenza	ERGO Previdenza
ERGO Hestia	HESTIA
ERGO İsviçre	ERGOISVIÇRE
Europäische Reiseversicherung	DIE EUROPÄISCHE Europäische Reiseversicherung AG
Mercur Assistance	Mercur Assistance
Munich Re Underwriting	Watkins Syndicate

Asset management

MEAG MUNICH ERGO AssetManagement MEAG

Our operations encompass all aspects of risk assumption in primary insurance and reinsurance. We are one of the world's largest reinsurers, and one of the largest primary insurers in Germany.

Reinsurance: We have been in the business of insuring insurers since 1880.

Primary insurance: Our primary insurers offer security mainly for private clients and for small and medium-sized businesses.

Our subsidiary MEAG manages our assets and offers investment products for private clients and institutional investors.

Munich Re Group locations


Hamilton
Chicago
Columbus
Kansas City
Toronto
Vancouver
Montreal
Seattle
Waltham
San Francisco
Boston
Hartford
Los Angeles
Atlanta
New York
Princeton
Mexico City
Dallas
Philadelphia
Caracas
Bogotá
Accra
Manama
Mumbai
Kolkata
Beijing
Seoul
Tokyo
Taipei
Hong Kong
Kuala Lumpur
Singapore
Nairobi
Réduit
São Paulo
Johannesburg
Cape Town
Santiago de Chile
Buenos Aires
Perth
Sydney
Melbourne
Brisbane
Auckland
Reinsurance
Primary insurance


Oslo
Stockholm
Tallinn
St. Petersburg
Moscow
Riga
Copenhagen
Sopot
Vilnius
Hamburg
Dublin
Amsterdam
Rotterdam
Warsaw
London
Düsseldorf
Bristol
Cologne
Kiev
Brussels
Frankfurt
Prague
Luxembourg
Strassen
Fürth
Munsbach
Ostfildern
Vienna
Bratislava
Nanterre
Paris
Munich
Budapest
Lausanne
Geneva
Verona
Milan
Agrate Brianza
Saragossa
Istanbul
Barcelona
Thessaloniki
Madrid
Lisbon
Athens
Floriana

Annual Report 2007



Münchener Rück
Munich Re Group

Dear Shareholders,



Dr. Nikolaus von Bomhard
Chairman of Munich Re's
Board of Management

A year ago, in my outlook for the financial year 2007, I wrote that I would prefer to be able to report a "3" before the decimal point to you again one year hence. In fact, it is almost a "4". The Munich Re Group has thus clearly been successful with its business model – to an ever-growing extent over the past few years.

With a profit of €3.9bn, we have not only easily surpassed our previous record (€3.5bn for 2006), but have even outperformed our profit guidance for 2007, which we raised to €3.5–3.8bn in August 2007. As Munich Re shareholders, you benefit directly from this high profit: at the Annual General Meeting, we will propose that the dividend per share be increased from last year's level of €4.50 to €5.50, meaning that Munich Re will distribute €1.1bn (988m) to its shareholders. The resultant dividend yield puts us in the top group of DAX companies. But that is not all: we are keeping our equity lean and ensuring that capital we cannot employ with sufficient profitability in our business is returned to our shareholders via share buy-backs. Over the past 14 months, we have repurchased shares with a total value of €3bn, and we intend to buy back more shares with a volume of at least €3bn by the end of 2010.

In other words, for you as shareholders, the Munich Re Group's business strategy is paying off. And the Board of Management intends to see it stays that way. That, in particular, is one of the aims of our Changing Gear programme for profitable growth, which we launched in 2007.

All our fields of business contributed substantially to last year's record profit. And our very positive overall performance is not diminished by the fact that the profit for the year benefited from one-off income of around €400m due to the German tax reform and from an above-average investment result of €9.3bn. I attach particular importance in our operative business to the vision and the results being right, and I can say unreservedly that they are.

In property-casualty reinsurance, we bettered our combined-ratio target of 97%, achieving a figure of 96.4% even though the costs for natural catastrophe losses increased compared with 2006 and returned to the average level expected, i.e. 5% of net earned premiums. In life and health reinsurance, we improved our result for the year substantially to €725m and grew the value added by our new business to €277m. The initiatives we have embarked on with Changing Gear are designed to ensure that our reinsurance business continues to develop positively in a competitive environment. Our experience with the successful renewal of around two-thirds of our property-casualty reinsurance treaties at 1 January 2008 confirmed our ability to keep on course with our disciplined, profit-focused underwriting.

In primary insurance – and here I am thinking especially of ERGO, which provides around 95% of our premium volume in this segment – the direction and the results are also right. ERGO's excellent profit of €0.8bn is once again above-target, and has been accompanied by satisfying, profitable growth: the premium income written by the primary insurers was up 3.2% year on year to €17.3bn. Particularly in ERGO's international expansion, we are beginning to reap the rewards of our strategy based on purposefully utilising diversification effects and synergies between primary insurance and reinsurance.

A word about the current turbulence on the global credit and financial markets, triggered by the crisis in the US market for subprime mortgages. We provided for extensive transparency at a very early stage, making clear that the subprime issue only resulted in relatively low costs for us – an initial estimate we were later able to confirm. This is certainly thanks in large measure to our pronounced scepticism towards the general assessment of credit risks. We believe that the risk spreads have almost always been too low in recent years, which is why we took such a restrained approach, especially to structured credit products. The relatively low impact of the crisis on us reflects this fact.

I think that such a risk-conscious approach is appropriate for an insurer, and especially a reinsurer, given that our core service – the promise of insurance cover – is to improve our clients' risk situation. In order to continue providing this service on a sustained basis, we must be among the best in assessing, evaluating and managing risks. It is the only way to "turn risk into value", as we say.

What do I expect for the business year 2008? Our financial goals are again ambitious in the current year. With another RORAC target of at least 15% and against the backdrop of increasing competition in reinsurance, we are aiming at a consolidated result of €3.0–3.4bn, which is around €200m more than the €2.8–3.2bn range set a year ago for 2007. We can achieve this excellent result by resolutely pursuing our strategy geared to sustained profitability and, as a primary insurer and reinsurer, selectively exploiting the opportunities that the global risk market presents.

Yours sincerely,



Dr. Nikolaus von Bomhard
Chairman of Munich Re's Board of Management



The joy of winning

Winning is usually expressed in numbers. In sport, these may be times, distances or heights. In our business, they are data in the financial statements. For example, the record profit we achieved for the fourth time in a row. But numbers can scarcely reflect what else winning entails. They say little about the fitness needed to compete, the technique and ability required to break records, or the will and endurance essential to lasting success. Above all, figures do not reveal anything about the sheer joy of winning.

That is what we feel when we develop insurance solutions designed to protect livelihoods in Latin America and elsewhere. When, with intelligence and resolve, we take the sting out of the seemingly inevitable cycle. When we take the idea of legal expenses insurance to a culture where legal practice was previously based on Confucian tradition. When, in the booming CIS states, we take the lead in life reinsurance. And when we develop smart solutions to insure the Caribbean island states against windstorm losses. And this joy of winning spurs us on to ever greater success.





Start-up capital: Courage, skill and personal initiative ...

... Microinsurance helps beat the poverty trap

Small, modest businesses like basket-weaving or ice-cream vending are doubly threatened in the poorest countries, not only by the risks always associated with self-employment, but also by the lack of insurance for such individual enterprises. In the world's 100 poorest countries, only 3% of the people have access to insurance products. Microinsurance could significantly improve this situation. Through a fair relationship between insurers and insureds, based on market-economic principles, poverty could be combated and stability gained – as proved by the pilot project conducted by Munich Re in Latin America.

Bucaramanga, Colombia: Located north-east of Bogotá, the capital of Santander Province – with its suburbs and slums – has around one million inhabitants. Its population structure is characterised by a large under- and middle class, and many of the city's inhabitants attempt to make a living for themselves and their families through small retail or manufacturing businesses. These people, whose daily income is in the range of US$ 2–10 a day, previously had no access to suitable insurance products. But now they have the opportunity to take out cover against the consequences of death, severe illness, natural hazards, burglary, theft, robbery and fire, cushioning the impact of serious losses in earnings.

This advance is down to the successful work of a project group which, applying itself to the task with great passion, innovative spirit and untiring application, examined the potential for microinsurance in Latin America and then, in close cooperation with a primary insurance partner and a microbank, designed insurance products specially tailored to microbusinesses.

The project began with a precise analysis of the very dynamic Colombian microfinance market, which showed great interest in supplementing its services with insurance products. The idea of offering microinsurance proved to be a perfect extension to the already successful practise of granting microloans. Munich Re found an optimum long-term distribution partner in the award-winning Women's World Banking in Bucaramanga, a highly recognised microbank which, as its name suggests, is geared particularly to women clients. With Suramericana as the primary insurance partner, we had the ideal combination for devising the best possible offers and integrating them into the existing value chain.

Protection against loss of income

Over the last two years, this cooperation has produced three different products, two of which are already on sale. The first to be launched, in August 2006, was the life insurance policy "Apoyofuturo" (support for the future), which provides cover against mortality, disability and severe illnesses for a premium of US$ 1–6 per month. Demand for this product, whose insurance benefits can help bridge losses in earnings, is very high.

Since November 2007, a property policy has also been available for insuring houses, shops and goods. The perils covered include not only burglary, theft, robbery and fire but also natural hazards. People with microbusinesses often live and work in poorly structured buildings situated in very vulnerable locations. Munich Re's Geo Risks Research unit has calculated special insurance rates for these risks. As the sums insured are very low, the monthly premiums range between only US$ 0.3 and US$ 10. The third product, which is currently about to be marketed, is not directly related to microbusiness but covers the microbank's liquidity in the event of an earthquake.



Dr. Ralf Mentzel, member of the Innovative Solutions Team, contributed his extensive knowledge of the Latin American market to the interdisciplinary project group.




How microloans and microinsurance interact
Microloans help business start-ups above the poverty line
Event
Microinsurance prevents business start-ups from falling below the poverty line if an insured event occurs
Business start-ups

Small businesses like the one run by the ice-cream vendor in Bucaramanga, above, benefit from microinsurance, which gives them a buffer above the poverty line if they are hit by an insured event.

For the project in Colombia, Munich Re left the "beaten track" and risked entering largely unknown market territory. And with great success! Taking the whole of Latin America, with its large number of potential microinsurance clients, there are interesting growth prospects in the lines of health, life and property insurance. In addition, the business field of microinsurance is an ideal combination of market-economic thinking and social responsibility.

Munich Re is already an opinion leader in Colombia in the field of microinsurance and at the same time supports the country's development by enabling people with low incomes to build up and secure a living.

Microinsurance has global potential

Munich Re is examining the potential of microinsurance not only in Latin America but also in other parts of the world. In Indonesia, for instance, special flood coverage could be an interesting proposition, and a study has already been carried out for this region in cooperation with GTZ, the German Society for Technical Cooperation. When devising microinsurance products, the watchwords are "simple and efficient" – in distribution, in underwriting, and particularly in benefit management, which primarily requires the swift and uncomplicated payment of a fixed amount.

Since its formation in 2005, the Munich Re Foundation has also been closely involved with the subject of microinsurance, albeit at a different level. Given its objective – concerning itself the challenges of population growth and fighting poverty – the foundation is committed to creating sustainable structures for microinsurance and facilitating contact between those affected, insurers, regulatory authorities and finance institutions.

In November 2007, more than 300 experts from over 50 countries met to discuss the latest trends in this area at the third International Microinsurance Conference in Mumbai, an event organised by the Munich Re Foundation in collaboration with the CGAP Working Group on Microinsurance. The fact that every third conference participant was a representative from a private insurer bodes well for the future provision of this cover for the less well-off.





Some values are cycle-resistant ...

... Know-how that takes the sting out of insurance cycles

There are objects you can rely on to keep their value: classic cars, for example. And if their owners drive carefully, they can expect a large no-claims bonus from their insurers after a few accident-free years. Insurers see things in a similar way when it comes to their own reinsurance: after years with low claims, pressure on premiums in property-casualty reinsurance increases. From Munich Re's point of view, the situation is different: the technically correct price cannot be determined only with reference to the past – the calculation has to consider what we will need to pay for future loss events. And fate may strike tomorrow. Consequently, we practise active cycle management to keep the volatility of our business low. And classic cars actually play a small part in the equation.

In recent decades, price development for reinsurance cover in property-casualty business has not been linear. Phases of rising premiums ("hard markets") have recurrently been succeeded by periods in which prices fall ("soft markets"). This phenomenon was evident after the severe hurricane losses of 2004 and 2005 in the USA, when the price of reinsurance cover for natural catastrophe losses rose dramatically. At the same time, the price dropped in Europe – before Winter Storm Kyrill cost insurers €4.5bn in 2007. How do these fluctuations come about? There are a number of causes.

The capital base of insurers is weakened by high claims burdens. Demand for reinsurance grows and the capacity available becomes scarcer – so prices go up. If the capital situation of insurers improves again, they tend to revert to carrying such risks themselves. Demand ebbs, capacity increases, and premiums fall.

In the past, reinsurers sometimes even fuelled this trend themselves. Since, in a favourable environment, they were able to achieve large profits on the capital markets, they expanded their market shares, practising "cash flow underwriting", which frequently disregarded the technically required price for the reinsurance cover and focused only on growth. But what is the technically correct price? In calculating this figure, there was often a tendency to take a purely retrospective approach, determining the expected costs for future business on the basis of historical loss experience. But particularly in the light of growing climate change, we know that the past is no longer a reliable guide for the future: extreme events will increase, as will the economic and insured losses that they trigger.

Resolutely managing the cycle

Munich Re is therefore pursuing a clear strategy to counter the volatility of its business. We consistently put profitability before growth and gear the value-based management of our business and the variation in our risk capital to this objective.

We use various levers to keep our operating result positive in softening markets. For example, we keep a close eye on market trends, knowing from experience that markets develop differently from region to region and from segment to segment. We conduct "cycle surveys" worldwide, and tailor our portfolio management to the findings. In the critical phase of our annual treaty renewals, we have a detailed monitoring process in place to maintain an up-to-the-minute overview of portfolio and price development. Our managers are thus able to steer their portfolios successfully through the renewal phase.



Independent of the cycle: US insurer Midland insures not only classic cars but also watercraft, such as these boats in Boston Harbour.

In order to react faster and more incisively to new market developments, we are also making our operative units in property-casualty reinsurance more effective: by combining marketing and customer care for the respective markets in client management units and separating these functions from the actual underwriting, we will ensure that acknowledged experts are deployed in every position – on the one hand, dedicated client managers with excellent market knowledge and, on the other, technically skilled underwriters who can concentrate fully on the operative challenges. Special training courses support this organisational change, which we are also promoting through suitable incentives.

Profitable niches

In addition to these internal measures, we are optimising the structure of our portfolio. We are successfully investing in operations closer to primary insurance, such as MGA (managing general agency) business, where we can apply our risk and market knowledge in profitable niches. By further developing these niche segments, we also largely detach ourselves from the cycle. This is where classic cars come in. The US insurer Midland, which we signed an agreement to acquire in October 2007, is a case in point. It offers specialty insurance products and services for such items as manufactured housing (material damage and similar covers) as well as protection for watercraft, snow mobiles, motorhomes, motorcycles – and classic cars.


Cycle analysis and evaluation
Planning and steering process
Ongoing process
Risk modelling
Coordination of strategy and pricing
Prudent risk underwriting and monitoring

Cycle management at all levels

Cycle management is not a one-off affair but a constant process in which Munich Re involves both top management and operative levels.

Besides our disciplined underwriting, active capital management is the second important pillar of our cycle management. By the end of 2010 we will have returned a total of €8bn to our shareholders through share buybacks and higher dividends. This enables us to have just the right amount of capital (and thus capacity) available for profitable business. Excess capital that does not meet our ambitious return requirements is withdrawn from the market.

In the renewals at 1 January 2008, we demonstrated that this strategy can be successful even in a competitive environment where prices are coming under increasing pressure. We renewed some two-thirds of our treaty business in property-casualty and kept average price erosion down to 2.8%. The market values our capital strength and the first-rate services we offer: in one-third of our treaty business, we benefit from being the sole reinsurer or from having agreed special conditions. Excellence in underwriting, good client relationships, intelligent distribution channels and a well-diversified portfolio – these are the platform for our continued high earnings potential in the future.



Dr. Oliver Büsse (Group Development) and Vanessa Schonder (Corporate Underwriting) consider the perspectives of underwriting and Group strategy in their work on cycle management.





Old tradition: Combat sport in South Korea ...

... Innovation: Legal expenses insurance from D.A.S.

Confucian tradition and the assertion of personal rights were virtually irreconcilable in South Korea until a few years ago. But the modernisation of the country has meant that younger people in particular are gravitating towards Western ideas – including legal equality and open access to the law. From summer 2008 onwards, South Korean citizens who want to protect their rights should be able to take out legal expenses insurance: a completely new product in the market, developed with great expertise and innovation by D.A.S. Rechtsschutz, a member of the ERGO Insurance Group.

Ethical principles in East Asia, and thus in South Korea, were long based on the age-old tradition of Confucian virtues. These still govern social life today, albeit to a decreasing extent. The attitude to law in South Korean society was for centuries incompatible with that of the Western world, since a central tenet was not to disrupt social harmony. This included recognising the socially dominant ideal: living in a clearly structured community in which the crucial factor was respect of social status and the influence it conferred. A personal network of family and friends was considered the basis for advancement and successfully solving problems. Invoking the law in conflict situations was more or less taboo – the reason behind the relatively weak legal tradition in South Korea.

These patterns of social co-existence have slowly but surely been breaking down since the democratisation of South Korea in 1987. Despite still being generally conservative in nature, the current generation of 30- to 40-year-olds increasingly favour other forms of resolving disputes. Especially in the burgeoning, anonymous conurbations, conflict resolution is becoming more and more a legal matter, as the nature of road traffic, housing markets and personal enterprise undergoes dynamic change.

Rising need for legal protection

In practice, those affected have not been helped by this development, frequently having to abandon any hope of obtaining justice because they could not afford to take legal action. An untenable situation, as shown by a market study in Seoul, confiming the need for legal protection products. With the aim of filling this gap, D.A.S. began working on an exceptionally innovative project: a legal expenses insurance policy for South Korea, the very first of its kind in the South Korean market.

One positive factor when it came to devising the company's first product of this nature outside Europe was that the basic legal set-up and main legal principles in South Korea are comparable with Western standards, having been influenced by German and American law in the 20th century. In designing the individual cover, D.A.S. was therefore able to draw on its enormous experience with such policies in 15 European countries. A particular challenge was to come up with a product that was cost-effective and affordable despite the monopoly lawyers enjoy under the law and the dominant position of the legal profession (altogether, there are only 8,000 lawyers in South Korea).

D.A.S. Korea: Benefits provided under legal expenses insurance

The authorisation process for D.A.S. Gwolli Boho Boheom Jusikhoesa is currently taking place. The new company is set to commence operations with its extensive range of products by summer 2008 at the latest.

Preparatory legal protection services	Legal advice	Out-of-court settlements	Court settlement	Assumption of costs
– Legal information – Forms – Document deposit	– Recommendation of lawyer – Legal advice at lawyer's office – Legal advice by phone – Legal advice online – Document service	– Review of success prospects – Recommendation of lawyer – Provision of legal services – Mediation – Conflict resolution	– Review of success prospects – Filing of claim – Recommendation of lawyer – Provision of legal services – Representation by lawyer in court	– Lawyer's fees – Court costs – Experts' fees – Opposing party's costs if case is lost – Bail – Interpreter's fees – Costs of copies, postage, etc.

24-hour emergency lawyer service





Dr. Dong-Ho Lee, general manager of D.A.S. Gwolli Boho Boheom Jusikhoesa in Korea, will be launching an innovative product on a market in which tradition is all-pervasive.

The areas in which legal protection is of particular importance to South Koreans are road traffic law and civil law (especially in connection with housing issues and the legal concerns of small businesses). D.A.S. aims to market its product to all sections of the population, with the main focus on car-owners, city tenants and the self-employed among the modern generation.

D.A.S. helps promote legal equality

D.A.S. Gwolli Boho Boheom Jusikhoesa, the official name of the newly formed insurance company with its head office in the South Korean capital, pays the costs and advance expenses necessary to pursue legal interests. These include lawyers' charges, court costs, witnesses' and experts' fees, bail and enforcement expenses. In addition, the opposing party's costs will be assumed where they have to be borne by the insured. D.A.S. will arrange legal counsel for policyholders and put them in a financially strong position with sound professional support. It will thus help to promote the important principle of equality before the law in South Korea.

The new company is a joint ven ture: besides D.A.S. Rechtsschutz-versicherung AG, Munich, with a stake of 75%, other partners are South Korean shareholders Green Fire & Marine Insurance (property insurer), CJ Home Shopping (whose business includes marketing insurance on television) and the legal services provider Law Market Asia. The Munich company's wealth of experience in legal protection and the franchise strength of the Korean partners are a perfect combination for tapping the potential of this new niche market. Close cooperation between staff in Munich and Seoul, where the company has just moved into its new office premises, secures the necessary knowledge transfer and will leverage the new product's success. Over a five-year period, an insurance portfolio with a volume of €25m is to be built up, although this figure is based on a very conservative prognosis. The market potential is estimated at several hundred million euros in the medium to long term.

The careful preparation of the whole project and the convincing negotiations that D.A.S. representatives conducted with the authorities in recent months promise swift progress in obtaining authorisation from the South Korean financial supervisory authority. D.A.S. legal expenses insurance is scheduled to be launched in South Korea in summer 2008 at the latest. Then those who want to be sure of protecting their rights if a dispute arises can take out insurance – with the certainty that they will not have to run financial risks in order to get justice.





Building security for old age in the new Russia ...

... Life insurance boom in the CIS states

The economies of the CIS countries are constantly growing. Millions of families in the new Russian middle class are benefiting – achieving affluence and significantly improving their standard of living. As prosperity mounts, so does the need to revisit the issue of social security for the elderly, and the demand for life insurance policies is growing. This trend is fuelling high growth rates in the primary insurance industry. With our new subsidiary Munich Re Life Reinsurance Eastern Europe/Central Asia, we are helping to shape this highly profitable market and lead the field in life reinsurance.



To enjoy carefree days like these pensioners in St. Petersburg, people in the CIS states will have to make provision for their old age in future.

The CIS states belong to the insurance industry's most important emerging markets. Having recognised this trend early on, Munich Re established a liaison office in Moscow in 1991, which over the next few years developed and promoted life and non-life reinsurance business in the former Soviet states. Given the favourable prospects, we began handling life reinsurance business via our own representation office in 2001 to take systematic advantage of our opportunities in these new markets. Our extensive range of services offer our cedants crucial added value, including thorough training programmes for the underwriters of our client companies, who thus benefit from our exceptionally broad market know-how. For the supervisory authorities of the most important markets, i.e. Russia, Ukraine and Kazakhstan, we have been highly sought-after discussion partners for key decisions about the basic parameters of the insurance market.

Business performance has exceeded our expectations: from 2002 to 2004, premium income in life insurance quadrupled, and our reinsurance premium volume experienced above-average growth. Our significant market share made us the uncontested market leader. It quickly transpired that our previous capacities were no longer sufficient to cope with the dimensions emerging, particularly since the many international insurers entering the market were an indication that growth rates in the years to come were likely to remain high. In 2005, Munich Re therefore drafted its first plans for conducting life reinsurance business in the CIS countries via an independent subsidiary.

Global Life Strategy functions as a catalyst

This coincided with the groundwork for realigning the Group's overall international life reinsurance business. In launching our Global Life Strategy, we initiated a number of projects aimed at improving our core business and utilising alternative sales channels to spur worldwide growth in these segments. Markets with high development potential, such as those of the CIS countries, are perfectly suited to this strategy. Munich Re's Global Life Strategy therefore acted as a catalyst for the idea of putting the business in this market "on its own feet" and thereby participating unrestrictedly in its dynamic development.

Things then moved very swiftly: Munich Re Life Reinsurance Eastern Europe/Central Asia was set up in March 2006. In October of the same year, Munich Re became the first foreign reinsurance company to be granted a licence by the Russian authorities to do business in Russia. Only two weeks later, our new subsidiary was assigned an A2 rating by Moody's – an outstanding grade for a newly established company. Last July, we were able to transfer Munich Re's reinsurance treaties from Munich to the Russian subsidiary. Negotiating with the Russian supervisory authorities, building up a future team, creating the necessary infrastructure, finding suitable office space, and installing the requisite information technology – all this had to be accomplished with the resources at hand. At the same time, business operations in Moscow continued with undiminished vigour. As an independent entity, Munich Re Life Reinsurance Eastern Europe/Central Asia is now extending Munich Re's market leadership in the CIS countries. Our clients' main contact partners are all present locally and have an outstanding knowledge of the market. We are thus in a position to meet the growing need for an increasingly differentiated range of services and expand it – for instance, to include actuarial support.

Ralf Linder (left), responsible for life business in central and eastern Europe, and Dmitri Demidov (right), now head of the subsidiary in Moscow, built up the new company together.



In addition, our cedants profit from a host of other services, such as assistance in developing new products and drafting underwriting and claims management guidelines. We also offer them access to a Russian version of MIRA, our sophisticated underwriting tool for life insurers. What is more, the establishment of our subsidiary benefits our own risk management too: we are now in a position to match the business we write in the respective original currencies with investments in the same currencies, thereby reducing our asset-liability mismatch risks.

First-class growth prospects

We have thus created a platform that allows us to tap this market's large potential. At present, our target group for life insurance products in the CIS countries comprises some 32 million people. By 2010, the figure will have risen to 65 million. Until then, total annual premium volume in life primary insurance will climb from approximately €1.1bn to over €8.2bn. We have the best possible set-up in place for expanding in line with the growth of this dynamic market.

Munich Re's premium income 2002–2010

In 2010, there will be around 65 million potential life insurance clients in the CIS states. Munich Re's premium income is therefore set to grow rapidly.



100.0%
164.2%
278.5%
443.9%
712.8%
1,140.5%
1,824.8%
2,919.7%
4,671.5%
2002
2003
2004
2005
2006
2007
2008
2009
2010





First aid after hurricanes and earthquakes ...

... A solution to withstand the elements

The talk was nearly always of hurricane damage in Florida or New Orleans, but en route the hurricanes had usually left a trail of destruction across the Caribbean. The Caribbean Islands are an exposed region in which governments were unable to insure themselves against natural catastrophe losses. This has now changed. Since 2007, the island states of the Caribbean have had access to a new form of coverage for hurricane and earthquake losses via the Caribbean Catastrophe Risk Insurance Facility (CCRIF). Munich Re partnered the innovative idea from the outset and, as syndicate leader, is assuming a large part of the reinsurance.

Motivated by the terrible damage wreaked by the 2004 hurricane season, which claimed thousands of lives in the Caribbean, the World Bank set about planning a viable insurance solution for this region. The island states, while particularly exposed, had no adequate means of insuring themselves against natural catastrophe losses and the financial consequences. Their economic situation was all the more precarious because storm losses also wiped out their main sources of income, tourism and agriculture. The only relief was provided by donor countries via the World Bank, but this aid was usually not paid out to the countries affected until weeks or months after the event – too late to repair the worst damage or to help the people in the regions hardest hit.

Together with insurance broker Benfield in London, the World Bank therefore developed a solution for the Caribbean island states that was based on a parametric trigger. If the intensity of a storm or earthquake exceeds a predefined threshold – measured in terms of wind speed or ground acceleration, for example – the country affected immediately receives a payment that constitutes a reasonable approximation of the expected loss. In this scheme, the CCRIF functions as a primary insurer and contract partner for the insured states and, in turn, has to reinsure itself at market conditions.

Given our expertise in this area, the Word Bank approached Munich Re at the beginning of 2006 to ask for our support with the project. Our experts examined the concept and also the trigger function (which ensures that the parametric criteria are related as closely as possible to the probable losses in each individual country) and proposed several modifications.

Munich Re assumes syndicate lead

Finally, in May 2006, Benfield put the reinsurance capacity out to tender in a roadshow. Within a very short time, thanks to smooth interdisciplinary cooperation between our underwriting experts, geo risk researchers, mathematicians and the innovation team responsible, we were able to quote a risk-adequate but competitive price and to offer capacity of up to 100%. The successful outcome was that Munich Re assumed the syndicate lead for CCRIF's reinsurance and obtained the lion's share of the reinsurance programme. In good time before the beginning of last year's hurricane season, the CCRIF was able to offer cover, with the result that 16 Caribbean states were insured against natural catastrophe losses as from 1 June 2007.

What are the details of this new type of insurance solution? The participating countries can currently insure themselves via the CCRIF against hurricane and earthquake losses. Principally, the CCRIF covers losses from natural catastrophes that are to be expected in this region every 20 to 150 years.



Self insurance
Ceded portion (max. 50%)
100%
50%
0%
1:20
Attachment point
1:150
Exhaustion point

Flexible solution

The CCRIF enables even financially weak states to protect themselves against peak risks. The given range of cover is an occurrence probability of at least 1:20 and at most 1:150, i.e. the natural catastrophe in question occurs statistically every 20 to 150 years. Within this range, the insured states can determine the cover they desire. The retention is always at least 50%.





Threatened paradise: Previously, the Caribbean island states were scarcely able to insure themselves against natural catastrophes. Thomas Raab (left), Underwriting Manager for the Caribbean, and Andreas Moser (right) from the Innovative Solutions Team, worked successfully to change this.

Within this range, the countries can select the degree of protection they desire – for instance, only starting at events with an occurrence probability of 50 years, or ending at a 125-year event. In addition, the states determine what portion of the potential losses they are willing to carry themselves, thus controlling the size of the insurance premium. In this way, even financially weak states can insure themselves against peak risks.

Clear concept, swift payments

A further great advantage of the scheme is that the parametric trigger, being based solely on objective measurements such as wind speed or ground acceleration, enables cash payments to be made more quickly than under customary insurance models based on the actual losses incurred. Compensation can be paid after a storm as soon as the requisite independent readings are available and have been verified, so that urgently needed measures for repairing the infrastructure, for example, can be financed without much delay.

The CCRIF carries losses of up to US$ 10m per year itself and has obtained additional cover of US$ 110m. This is placed on the reinsurance market but also on the capital markets where, for risks of US$ 20m, Munich Re's Risk Trading Unit designed a natural catastrophe swap, which was concluded between the Word Bank and the CCRIF. Under an identical swap between the World Bank and Munich Re, these risks were subsequently passed on to Munich Re. This means that for the first time emerging countries, too, are indirectly using the capital market to cover natural catastrophe risks.

2007 already demonstrated the importance of such coverage for the region, even though it was a year with relatively low losses. After an earthquake shook the Caribbean on 29 November, the trigger was activated for the first time for the islands of St. Lucia and Dominica – and the CCRIF paid immediately. As the claims burden for the CCRIF was within its retention of US$ 10m, the reinsurance cover was not affected. But the potential benefits of the CCRIF idea do not end there. This coverage model could be extended to other natural hazards or transferred to other regions. In other words, it presents many different opportunities for accessing new markets and client groups with innovative products, and generating profitable growth.

Notable events in 2007

Changes on the Boards of Munich Re Group companies
John Phelan retires from Munich Re's Board of Management and as CEO of subsidiary Munich Re America on 31 December 2007. His successor in the USA is Anthony Kuczinsky. Dr. Peter Röder joins Munich Re's Board of Management with responsibility for North American non-life reinsurance business, and business with global clients. Andreas Kleiner succeeds Dr. Röder as member of the Board of Management at ERGO International AG. On 1 January 2008, Dr. Lothar Meyer hands over to Dr. Torsten Oletzky as ERGO's CEO.
Pages 28 f., 31

International Health expands US business
By purchasing the US health insurer Sterling Life Insurance Company, Munich Re further develops its International Health segment and strengthens its competence as a global provider of integrated health management solutions, particularly in growth markets for seniors. Munich Re America HealthCare also consolidates its business relationship with the US company Cairnstone, a leading provider of stop-loss covers for US employers, by increasing its stake in the company to 100%.
Page 79

ERGO joint venture in India
ERGO International AG acquires a share of 26% in India's pioneering housing development finance company, HDFC General Insurance Ltd. The joint venture unites two strong partners that are an excellent strategic, operational and cultural fit, and are both committed to the Indian non-life market. This cooperation underlines ERGO Insurance Group's international expansion strategy.
Page 91

Changing Gear supports growth objectives
With its Changing Gear programme, Munich Re announces its intention to take a clear lead in the insurance industry. Growth opportunities are to be exploited more decisively and new business segments developed successfully. This necessitates top-quality client service in terms of both risk management and specialist knowledge. Beyond this, Munich Re practises active capital management by optimising the cost of its capital in 2007 with a subordinated bond, and by returning a large amount of equity to the capital markets. 15 million shares with a volume of €2bn are repurchased in the period since May, and a dividend of €5.50 is to be paid for 2007. The new record profit of €3.9bn corroborates the success of Changing Gear.
Pages 2 f., 7 ff., 31, 34 f., 40 ff., 71, 86, 131, 134 f.

Natural hazards in 2007
With a large number of loss events, claims costs for natural catastrophes in 2007 are higher than in the previous year. The most expensive natural catastrophe in 2007 is Winter Storm Kyrill, which swept across large parts of Europe on 18 and 19 January at wind speeds far exceeding 100 km/h on a widespread scale, leading to a claims burden for Munich Re of around €450m.
Pages 70, 74, 80, 82, 90

New US strategy
Munich Re restructures its US business in order to significantly increase its profitability in the USA. In so doing, it focuses on the introduction of a client-group-specific organisation and the expansion of broker business, as well building on its leading position in niche primary insurance segments. The agreement to acquireThe Midland Company, one of the leading specialist insurers of manufactured housing, motorcycles, vintage cars, watercraft, snowmobiles and motorhomes, is a major step towards profitable growth in the world's most important insurance market.
Pages 12 f., 41, 71, 84

ERGO in South Korea
ERGO purchases a 65% stake in the South Korean specialty insurer Daum Direct Auto Insurance, which has an exceptional competitive position in its local direct motor insurance market. The acquisition is part of ERGO's international strategy and complements its existing activities in health and legal expenses insurance in South Korea.
Pages 16 f., 91

Commitment to sustainability
In 2007, Munich Re engages in further sustainability and climate protection initiatives, with the objective of rendering its reinsurance activities climate neutral in Munich by 2009, and by 2012 worldwide. Munich Re also joins the United Nations' Global Compact initiative, which establishes international standards for companies in the areas of human and labour rights, environmental protection and anti-corruption, and signs the ClimateWise principles, a commitment to rigorous assessment of climate change risks and climate protection. More information on sustainability at Munich Re is presented on the new sustainability portal htttp://sustainability.munichre.com.
Pages 37, 92, 117

Cooperation with UniCredit extended to central and eastern Europe
Munich Re, the ERGO Insurance Group and the Italian UniCredit Group are to expand their partnership to include other growth markets in central and eastern Europe. This cooperation aims at extending bancassurance sales of ERGO's insurance products in life and non-life via UniCredit's subsidiaries in these countries.
Page 91



Munich Re Group in 2007

Members of the Board of Management



Dr. jur. Nikolaus von Bomhard
Chairman of the Board of Management
Chairman of the Group Committee
Born 1956, lawyer, with Munich Re since 1985
- Group Investments
- Group Development
- Press
- Internal Audit
- Executive Offices, GroupTop Executives



Dr. rer. pol. Ludger Arnoldussen
Born 1962, graduate in commercial studies, with Munich Re since 2006
- Germany, Asia Pacific and Africa
- General Services



Dr. rer. nat. Torsten Jeworrek
Chairman of the Reinsurance Committee
Born 1961, mathematician, with Munich Re since 1990
- Corporate Underwriting
- Reinsurance Investments
- Accounting, Controlling and Central Reserving for Reinsurance



John Phelan
(until 31 December 2007)
Born 1947, underwriter, with Munich Re since 1973
- North America



Dr. rer. pol. Thomas Blunck
Born 1965, graduate in business management, with Munich Re since 1999
- Special and Financial Risks
- Central Procurement
- Organisational Design and Development
- Information Technology



Georg Daschner
Born 1949, chartered insurer, with Munich Re since 1965
- Europe and Latin America
- Corporate Communications



Dr. jur. Heiner Hasford
(until 28 February 2007)
Born 1947, lawyer, with Munich Re since 1978
- Group Investments, Corporate Finance, M&A
- Legal and Regulatory Affairs, Compliance
- General Services
- Organisational Design and Development



Dr. rer. pol. Peter Röder
(from 1 October 2007)
Born 1960, graduate in commercial studies, with Munich Re since 1989
- Global Clients and North America



Dr. jur. Jörg Schneider
Born 1958, graduate in business management, lawyer, with Munich Re since 1988
- Group Accounting
- Group Controlling
- Corporate Finance, M&A
- Integrated Risk Management
- Legal and Regulatory Affairs, Compliance
- Taxes
- Investor and Rating Agency Relations



Dr. oec. publ. Wolfgang Strassl
Board member responsible for personnel and welfare matters, within the meaning of Section 33 of the German Co-Determination Act
Born 1956, graduate in economics, with Munich Re since 1988
- Human Resources
- Life
- HealthCare

Report of the Supervisory Board



Dr. Hans-Jürgen Schinzler
Chairman of the Supervisory Board

Ladies and gentlemen,

In 2007, the Supervisory Board fulfilled all the tasks and duties incumbent upon it under the law, the Articles of Association and the rules of procedure. We advised the Board of Management in its running of the Group and constantly monitored and supervised its management activities, which have become even more efficient since the introduction of the Board of Management committee structure in 2006.

The Board of Management consulted us in good time on all decisions of fundamental significance and informed us regularly and comprehensively about all important business transactions, thus satisfying its reporting obligations towards the Supervisory Board at all times. We discussed its written and oral reports thoroughly at our meetings. The Board of Management was open and cooperative in every respect as regards the Supervisory Board's suggestions and proposals for improvement. Collaboration was constructive and characterised by a spirit of trust.

The full Supervisory Board was briefed by the Board of Management even more intensively than hitherto between meetings, with prompt information on many current business topics in the Group, such as the impact of Windstorm Kyrill, the share buy-back, various acquisitions, the subordinated bond issued in the past financial year, and the changes on ERGO's Board of Management.

Throughout the year under review, Dr. von Bomhard and I remained in close contact regarding questions of strategy, planning, the Company's current business performance and risk management, and events of particular significance in the Group. The shareholder representatives and employee representatives had the opportunity prior to the Supervisory Board meetings to discuss important topics separately with the Chairman of the Board of Management.

At no time in the year under review did we see cause to carry out inspection measures in accordance with Section 111 para. 2 sentence 1 of the German Stock Companies Act.

Focal points of the meetings of the full Supervisory Board

Four meetings of the Supervisory Board took place in 2007. Apart from one meeting, where two members were unable to attend, there was full attendance on each occasion. Once again, a representative of the German Federal Financial Supervisory Authority (BaFin) took part as a guest at two of the meetings. In addition, resolutions were twice adopted by written consent in lieu of a meeting.

Focal points at the meetings of the full Supervisory Board were the individual quarterly financial statements and the annual result for 2007. We obtained detailed reports on the Munich Re Group's performance, also compared with its competitors. The Group's strategic alignment and its further development were items debated several times in the financial year, and we engaged in a constructive exchange of ideas on these topics with the Board of Management. In keeping with the customary routine, the Board of Management presented the Group planning for 2008 and 2009 to us for discussion. It also reported to us regularly about the Group's risk situation and profitability, enabling us to ascertain that integrated risk management and risk governance had been further refined. We were briefed by the Board of Management at each meeting about current topics and major losses affecting the Group.

We continued to monitor the business situation of Munich Re America very closely. Other focal points of our work were compliance and anti-fraud, where the Board of Management gave us a wide-ranging overview of the preventive measures that Munich Re has taken to date. Besides this, we received ongoing information on the Changing Gear programme and the related change in corporate culture. The Supervisory Board welcomes this initiative of the Board of Management, which involves significant measures to boost efficiency and profitable growth and to increase the share price.

In preparing for the 2007 Annual General Meeting, we concerned ourselves inter alia with share buy-backs – for the first time also by means of derivatives – and the use of the shares acquired, as well as with amendments to the Articles of Association and with a domination and profit-transfer agreement with DKV International Health Holding AG. We naturally also discussed at length the Company financial statements and the Group financial statements for the previous financial year (2006). Beyond this, we dealt at our meetings with special topics from the Group primary insurance segment, such as ERGO in the light of industrialisation in the insurance sector, and with the question of how economic value can be created in insurance companies using investments.

Work of the committees

The composition of the committees of the Supervisory Board (Standing Committee, Personnel Committee, Audit Committee, Nomination Committee and Conference Committee) is shown in the overview on page 59.

The Standing Committee met three times in 2007, devoting itself mainly to the preparation of Supervisory Board meetings, topics of corporate governance, and reports on the development of the shareholders' register.

The Personnel Committee held four meetings in the year under review. It decided among other things on the extent to which the Board of Management's objectives had been achieved in the previous year and on the individual Board members' objectives for the coming year. It also considered succession planning for the Board of Management and the appointment and contracts of Board members. Other activities included reviewing and adjusting the Board of Management's remuneration and pension entitlements, and authorising the acceptance of new seats on supervisory, advisory and similar boards by members of the Board of Management. In addition, the Personnel Committee prepared information for the full Supervisory Board: a review of the structure of the Board of Management's remuneration system, and the adjustment of the Board of Management's distribution of responsibilities.

The Audit Committee also fulfilled its duties extensively, meeting six times in 2007. At two meetings with the external auditor, it discussed in detail the Company financial statements and Group financial statements, the Company management report and Group management report, the auditor's report and the Board of Management's proposal for the appropriation of the net retained profits for the financial year 2006. The Head of Internal Audit submitted his annual report for 2006 to the Audit Committee for discussion. The Audit Committee closely considered the 2007 quarterly reports and, for the first time, commissioned the external auditor with the review of the half-year financial report, which it later discussed at length in the presence of the auditor. Besides this, the Audit Committee reviewed and monitored the auditor's independence and commissioned the audit for the financial year 2007, deciding on its focal points and the auditor's fees. The Audit Committee also took delivery of reports from the auditor on its auditing and non-audit-related services. It continually monitored the Company's risk situation, on which it obtained reports from the Board of Management at each meeting. Above all, it critically monitored the issue of exposure in markets affected by the subprime loan crisis. It received separate reports on the stabilisation of the new core administration system in reinsurance and the development of embedded values in life reinsurance business and in life and health primary insurance business. It also concerned itself several times with compliance and fraud topics in the Group. At the suggestion of the Chairman of the Audit Committee, the Compliance Officer will in future report regularly in person to the Audit Committee on these issues. This occurred for the first time at the meeting on 24 February 2008. Another topic dealt with in depth was active capital management by the Board of Management, particularly the share buy-back programme and the raising of additional hybrid capital.

The Nomination Committee was established at the end of 2007. Its task is to propose to the Supervisory Board suitable candidates for election as shareholders' representatives by the Annual General Meeting. The committee will begin its work in 2008.

The Conference Committee as per Section 27 para. 3 of the German Co-Determination Act did not need to be convened.

Dr. Schmidt as Chairman of the Audit Committee, and I as Chairman of the other committees, provided detailed information on the committees' work at the meetings of the full Supervisory Board.

Corporate governance and declaration of conformity

Munich Re's Supervisory Board concerned itself on an ongoing basis with the further development of corporate governance topics. In response to changes in the German Corporate Governance Code, we have expanded the Supervisory Board's rules of procedure so that the Audit Committee's duties now include the topic of compliance, and a nomination committee has been established. In the year under review, the Standing Committee examined the efficiency of our Supervisory Board activities on the basis of an extensive questionnaire distributed to the full Supervisory Board. It subsequently considered the results, which it used to develop improvement proposals to be discussed by the full Supervisory Board. Further information on corporate governance is available in the joint corporate governance report of the Board of Management and Supervisory Board on page 119 ff.

In November 2007, the Board of Management and Supervisory Board submitted their annual declaration of conformity with the German Corporate Governance Code as per Section 161 of the German Stock Companies Act, which can be read on page 122 of this report and on the Company's website.

Changes on the Board of Management

On 28 February 2007, Dr. Heiner Hasford retired from Munich Re's Board of Management, of which he had been a member since 1993. On 31 December 2007, Mr. John Phelan also retired, having been a member of the Board of Management since 1 April 2002. We thank both gentlemen for their successful work and exceptional personal dedication.

On 1 October 2007, the Supervisory Board appointed Dr. Peter Röder to the Board of Management. In 17 years with the Munich Re Group, Dr. Röder had most recently served on ERGO International AG's Board of Management. At Munich Re, he is Mr. Phelan's successor as the Board member responsible for North America. He has also taken over the Global Clients Division from Dr. Torsten Jeworrek. The distribution of responsibilities on the Board of Management has been adjusted accordingly.

Company and Group financial statements

KPMG Bayerische Treuhandgesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft audited the following documents and gave them an unqualified auditor's opinion: Munich Reinsurance Company's financial statements and Group financial statements as at 31 December 2007, and the management reports for the Company and the Group. The auditor's reports were sent without delay to all members of the Supervisory Board. At its meeting on 24 February 2008, the Audit Committee conferred in detail about the preliminary year-end figures as at 31 December 2007 and, on 10 March 2008, prepared the Supervisory Board's resolution on the adoption of the Company financial statements and the approval of the Group financial statements. In this context, it examined in advance the Company financial statements and Group financial statements, the management reports and the Board of Management's proposal for appropriation of the net retained profits. It discussed them closely with the auditor, who was present at the meeting, and also gave consideration to the auditor's reports. The Audit Committee briefed the full Supervisory Board about the outcome of its consultations at the balance sheet meeting on 11 March 2008.

Subsequent to the Audit Committee, the Supervisory Board also checked the Company financial statements, the Group financial statements, the Company management report, the Group management report and the proposal of the Board of Management for appropriation of the net retained profits. After conducting its own concluding examination, the Supervisory Board had no objections to the Company financial statements and Group financial statements, and agreed with the outcome of the external audit. On the basis of the Audit Committee's prior examination and the result of its own examination, the Supervisory Board approved the Company financial statements and Group financial statements at the balance sheet meeting on 11 March 2008. The Supervisory Board also agreed with the Board of Management's proposal for appropriation of the net retained profits.

Words of thanks to the Board of Management and employees

The Supervisory Board wishes to thank the members of the Board of Management and all staff members in the Group for their successful work and great personal commitment, which was a major factor in the excellent business performance. Also worthy of special mention in this context is the palpable willingness throughout the Group to live the corporate culture together.

Munich, 11 March 2008

For the Supervisory Board

Dr. Hans-Jürgen Schinzler
Chairman

Overall share price increase in difficult market environment

The stock markets experienced considerable volatility in 2007. Financial stocks in particular suffered in the second half-year from the mortgage loan crisis in the USA. Munich Re shares were one of the few European insurance stocks whose price developed positively.

The major international stock markets closed the year 2007 with an overall price gain. After a good start, the mood was clouded at the end of February by the collapse on the Chinese equity markets. A phase of substantial advances in prices up to the middle of July was brought to an abrupt end by the crisis on the US credit markets. From August onwards, the stock markets moved sideways amid great volatility. The fact that most indices still showed a gain for the year as a whole was mainly due to the hope that falling interest rates would limit the impact of the credit crisis on the real economy. The increasing weakness of the US dollar meant that European – and especially German stocks – were on the buy lists of international investors. Closing 2007 at 8,067 points, the DAX was up 22.3% for the year. The most important German stock market barometer thus rose by considerably more than the EURO STOXX 50, which increased by 6.9%. The US stock markets defied the home-grown subprime crisis and showed an overall gain, with the Dow Jones climbing by 6.4% and the S&P 500 by 3.5%. By contrast, the Japanese Nikkei Index closed 11.1% down for the year.

After the banking sector, insurance company stocks were among the biggest losers in the stock market year 2007, with the MSCI insurance index falling by 11.9%.

Share price performance 1 January 2007 = 100


130
120
110
100
90
80
J
F
M
A
M
J
J
A
S
O
N
D

— Munich Re shares
— DAX 30
— Morgan-Stanley insurance index (MSCI) in €

Source: Datastream

Munich Re shares started 2007 at €130.42. After a subdued beginning, the share price fell to its year low of around €112 in mid-March. Our spring announcement of the Changing Gear initiative, coupled with our excellent business results, ensured that the share price rose strongly until the start of June, with investors particularly rewarding Munich Re's continued pursuit of active capital management and our intention to pay out more than €8bn to shareholders by the end of 2010 through share buy-back programmes and dividends.

Munich Re shares then became caught up in the downward spiral triggered by the subprime mortgage loan crisis in the USA. Not until mid-November were they able to detach themselves from the negative sector trend, after Munich Re had stated that it was only marginally affected by the subprime crisis. This helped the shares to advance to €132.94 by the end of the year. With a gain of 1.9% for the year, Munich Re shares clearly outperformed the MSCI insurance index. The weak performance of insurance stocks in general is attributable to some investors still expecting negative surprises from the credit crisis and pressure on premiums. However, Munich Re shareholders should continue to profit from the initiatives linked to Changing Gear.

Analysts see potential for further price gains for Munich Re shares

More than 40 banks regularly evaluate Munich Re shares. Over half of them (58%) rate our shares a buy, in some cases seeing substantial scope for further price gains. Only 7% of analysts gave the shares a negative assessment.

Dividend to increase again

On the basis of the record result in 2007, the dividend proposal of the Board of Management and Supervisory Board at the Annual General Meeting on 17 April 2008 will be the payment of an increased dividend of €5.50 per share (€1.00 higher than last year). Altogether, we will thus distribute a record amount of €1,124m (988m) to shareholders.

With a dividend yield of approximately 4.1% (in relation to the year-end share price), Munich Re shares remain an attractive equity investment, which is also included in the DivDax, a subindex of Deutsche Börse AG that features the 15 DAX companies with the highest dividend yields.

In former years, Munich Re's dividend remained more or less constant, independent of results. Since 2004, we have been pursuing a more flexible dividend policy – in conjunction with our active capital management – where the amount distributed mainly depends on the result for the year and our capital requirements. Nonetheless, our aim is to pay out at least 25% of the annual result to our shareholders. For the financial year 2007 and the next two years, we have announced a minimum dividend of €1bn.

Share buy-back programme with a volume of €2bn completed

Share buy-backs continue to be an important element in increasing our earnings per share. On 4 May 2007, the Board of Management therefore announced the intention to repurchase Company shares with a volume of at least €5bn by the end of 2010. As the first step in this process, it resolved to buy back shares with a value of €2bn via the stock exchange by the Annual General Meeting on 17 April 2008.

This share buy-back, with a total value of €2bn, was already completed by the end of January 2008, with Munich Re repurchasing 15.1 million shares at an average price of €131.96. Further details of the share buy-back programme can be viewed under Investor Relations > Our Shares >> Share buy-back at www.munichre.com.

Altogether, the payout ratio to shareholders for 2007, i.e. dividend and share-buy back, amounts to 81% of the profit for the year.

Share profile

Munich Re shares are no-par-value registered shares. Each share carries one vote. First admitted for trading on the stock exchange in Munich on 21 March 1888, they are today listed on all the German stock exchanges. The major part of the trading (99.0%) takes place on the electronic platform Xetra.

Reuters MUVGn	ISIN: DE 000 843 002 6
Bloomberg MUV2	WKN: 843 002

In the year under review, the average daily turnover of Munich Re shares amounted to €295m, putting us in eleventh place among the DAX stocks at year-end 2007. In terms of market capitalisation, we ranked 12th, with nearly €29bn.

Free float still at 100%

Until the end of February 2007, Allianz SE was Munich Re's largest single shareholder, with 9.4% of the share capital. At the beginning of March 2007, Allianz redeemed the first part of its BITES exchangeable bond early with Munich Re shares, which reduced its stake in Munich Re to 4.9%. Its shareholding has since been allocated to the free float. In February 2008, the rest of the exchangeable bond was redeemed, lowering Allianz's stake in Munich Re to around 2%.

Key figures for our shares

		2007	2006
Share capital	€m	587.7	587.7
Number of shares at 31 December	m	217.9	229.6
Year high	€	142.75	131.99
Date		5.6.2007	28.12.2006
Year low	€	112.35	97.15
Date		14.3.2007	14.6.2006
Year-end closing price	€	132.94	130.42
Annual performance (excluding dividend)	%	1.9	14.0
Beta relative to DAX (daily, raw)		0.9	1.0
Market capitalisation at 31 December	€bn	29.0	29.9
Market value/equity[1] at 31 December		1.1	1.1
Average daily turnover	'000	2,316	1,910
Earnings per share	€	17.90	15.05[2]
Dividend per share	€	5.50	4.50
Dividend yield at 31 December	%	4.1	3.5
Overall dividend amount	€m	1,124	988

[1] Including minority interests.
[2] Adjusted pursuant to IAS 8.

Our largest shareholder, with over 5%, is AllianceBernstein L. P., a US investment and asset management company belonging to the AXA Group. Its stake is designated as a purely financial investment without strategic interests. Since March 2007, our free float – a prime factor for the weighting of Munich Re shares in various indices – has therefore stood at 100%.

The proportion of international investors remained at around the same level as in the previous year. At year-end 2007, approximately 70% of our shares were held by foreign investors. Private investors accounted for around 7% at the end of the financial year.

Investor groups[1]

Free float


Private investors 6.9%
Institutional investors 93.1%

[1] Percentage of share capital at 31 December 2007. Source: Munich Re share register

Regional distribution[1]


Others 0.1%
UK 15.7%
Germany 30.8%
North America 24.1%
Rest of Europe 29.3%

[1] Percentage of share capital at 31 December 2007. Source: Munich Re share register

Strong weighting in many indices

Munich Re shares have been represented for many years in major national and international share price indices like the DAX and the EURO STOXX 50. In the sector indices for insurance companies, Munich Re has traditionally had a high weighting.

Since 2001, our shares have also been included in the Dow Jones Sustainability and the FTSE4Good index family. These sustainability indices only accept companies that fulfil exacting ecological and social criteria and are among the best in their sector. Here Munich Re has played a pioneering role with its sustainability strategy and enjoys an excellent reputation among socially responsible investors (SRIs), who hold some 2% of our stock.

Our sustainability portal at http://sustainability.munichre.com, which has been online since September 2007, provides detailed and up-to-date information on Munich Re's activities in this area.

Weighting of Munich Re shares[1]

	%
DAX	3.6
DJ EURO STOXX 50	1.2
DJ EURO STOXX Insurance	10.0
MSCI Euro	0.9
FTSE EUROTOP 100	0.6
DJ Sustainability World	0.4

[1] Status: 31 December 2007.

Investor relations activities and shareholder service

Changing Gear is also reflected in our daily investor relations work. Munich Re organised more than 30 roadshows during 2007 to present the goals of Changing Gear, primarily in the USA and Europe. Management also held over 150 individual meetings with investors and analysts at our offices. Additionally, as in previous years, Munich Re participated in several investor conferences staged by various investment banks.

Besides our annual analysts' conference on 4 May 2007, the investors' days we held in London – devoted to ERGO on 13 December 2007 and to property-casualty reinsurance on 19 February 2008 – met with a very positive response. More than one hundred institutional investors participated on each investors' day, either in person or via videostreaming. The investors' day on 7 October 2008 will inform investors about life reinsurance.

Our work again received recognition from external specialists last year. Based on a survey of sell-side analysts, Munich Re received the award for "Most Improved Investor Relations" in the European insurance sector from the Institutional Investor Research Group.

But our activities are not only geared to institutional investors: private investors can also contact Munich Re directly at any time. We publish all the presentations we use in our meetings with investors on the internet as well, and are glad to send these to interested shareholders on request. Many of our events can already be followed live via webstreaming. Enquiries reaching us via our shareholder hotline or by e-mail are answered promptly by our team.

We publish all important investor relations information on our website. The service pages of our shareholder portal (www.munichre.com/register) offer our shareholders various facilities, such as registering to receive documents for the Annual General Meeting by e-mail or updating their registered shareholder data online.

Higher proportion of shares represented at the Annual General Meeting

Our 120th Annual General Meeting on 26 April 2007 was attended by over 4,000 shareholders at the International Congress Center Munich. The proposals of the Board of Management and Supervisory Board on the individual agenda items were adopted by the shareholders with clear majorities in each case.

Even though around 70% of the shares were held by foreign investors and the free float had increased to 100% shortly before the Annual General Meeting, more votes were represented – 45.2% of the share capital – than in the previous year (43.3%).

We see this further rise in the proportion of share capital represented as the fruit of our efforts to actively inform our investors and to encourage them to exercise their proxy voting rights at the Annual General Meeting.

Information regarding our forthcoming Annual General Meeting on 17 April 2008 can be found on our website www.munichre.com/agm and in the dedicated section of our shareholder portal at www.munichre.com/register.

Other capital market instruments of the Munich Re Group

Current bonds issued by the Munich Re Group

Issuer	Munich Reinsurance Company			Munich Re America Inc.
Type	Subordinated bonds	Subordinated bonds	Subordinated bonds	Senior Bond
Volumen	€1.5bn	€3.0bn[4]	£300m[4]	US$ 0.5bn
Coupon p. a.	5.767%	6.75%	7.625%	7.45%
Maturity	undated[1]	2023[2]	2028[3]	2026

[1] First callable on 12 June 2017.
[2] First callable on 21 June 2013.
[3] First callable on 21 June 2018.
[4] In 2007, this subordinated bond was transferred from Munich Re Finance B.V. to Munich Reinsurance Company, which is now the official issuer.

To improve its capital structure, Munich Re issued another subordinated bond with a volume of €1.5bn on 12 June 2007. It is a perpetual bond and callable by Munich Re from ten years after the date of issue. Up to then, it will have a fixed coupon rate of 5.767% and thereafter a floating rate. This bond closed the year at 94.6%.

The prices of the subordinated bonds issued in 2003 fell in 2007 as a result of the upheavals on the credit markets. At year-end, the euro tranche was listed at 105.3% and the pound-sterling bond at 109.6%. Munich Re America's senior bonds closed the year at 107.3%.

Changing Gear – Our course for profitable growth

With our integrated business model, we utilise synergies between primary insurance and reinsurance, opening up profitable new business opportunities.

In recent years, we have continually refined the strategic guidelines that govern our business policy, and presented these in our annual reports. In the 2007 financial year, our application of these guidelines was again key to our success. 2007 was also the year we embarked on our Changing Gear programme for profitable growth. Our objective is and will remain a sustained increase in Group earnings per share via controlled risk.

All measures used in implementing our strategy are embedded in our stringent risk management, whose integrated approach includes the area of investments in particular. This has stood us in good stead amid the current turbulence on the global financial markets. The effects of the subprime crisis have had only a relatively slight impact on us compared with other companies in the financial sector. Whilst Munich Re's shares have been unable to escape the negative overall trend affecting financial stocks in particular, over the past year our shares have outperformed our peers – in some cases considerably – and also outstripped the MSCI and DJ EURO STOXX insurance indices.

A core element of our strategic set-up as a Group is the integrated business model we resolutely pursue. This allows us to tap the global market for risks with a focused, selective and profit-oriented approach. From a conventional perspective, this market essentially comprises the business segments of primary insurance and reinsurance. However, the establishment of our latest business segment, International Health, reveals the tremendous business opportunities that present themselves beyond the traditional horizons of "primary insurance" and "reinsurance" in the strict sense. It is therefore conceivable that in future – given adequate profitability – we could develop further business segments with insurance as their core, enabling us to cover the global risk market even better, and to offer this diverse and increasingly converging market optimal service in line with our profitability requirements.

Given this long-term strategy, we do not operate insurance and reinsurance as parallel unrelated entities. On the contrary, the firm involvement of ERGO in the Munich Re Group as its largest primary insurer is a strategic cornerstone of our integrated business model, which is founded on diversification and broad-based synergies. Housing primary insurance and reinsurance under one roof allows us to actively steer our Group through result and market cycles. Our successful business model of primary insurance and reinsurance produces high profits and thus creates value.

Clear commitment to the capital markets

Last year, we specified the concrete objectives we have set for ourselves at Group level and in our business segments under Changing Gear. We have given a clear commitment to the capital markets that we will boost our earnings per share by an average of 10% each year to at least €18 by 2010, proceeding from a normalised basis defined in May 2007. In addition, between 2008 and the end of 2010, we intend to pay our shareholders dividends totalling no less than €3bn, and implement share buy-back programmes with a volume of at least €5bn.

We aim to achieve these ambitious goals by concentrating on three main areas:
- **A**mbitious growth targets
- **B**est in class
- **C**apital efficiency

From these, we derive concrete measures and initiatives for each of the three current business segments.

Most profitable of top five reinsurers

In **reinsurance**, we aspire to be the most profitable of the leading five reinsurers. Going forward, this will demand rigorous cycle management in order to achieve an average annual combined ratio of under 97%. We are working on further improving the efficiency of our processes at operational level but, most importantly, we have launched a series of business initiatives to generate profitable growth.

Recent acquisitions in the reinsurance segment systematically support these initiatives and follow our strategy of getting closer to the original risk as a reinsurer, showing a strong presence in markets and business segments with good growth prospects, and which require specific risk knowledge. This enables us to strengthen our long-standing domain of "classic" reinsurance with additional business in special market niches. We are already using a range of successful business models in this context, such as market access via managing general agents, direct business via primary insurers integrated in the reinsurance group, and coinsurance models in which we participate in the business of cooperation partners. In realising this strategy, we do not rule out the possibility of additional selective acquisitions where suitable targets are available at appropriate prices. But we will continue to refrain from paying prices we consider inflated, and have no plans to purchase a major reinsurance company.

Expansion of US business

We expect an increasing contribution to our EPS target to come from life reinsurance, where our target for value added by new business is an average increase of 15% annually, achieved partly via significant expansion of our US business. The USA is also a focus of our strategic growth initiatives in property-casualty reinsurance. We have changed our approach to fully exploit our potential in this market and generate profitable growth in the next hard-market phase, i.e. when prices and conditions are in line with our expectations. With the strategy adopted last year, we aim to be even more client-centric in our underwriting, to enhance our franchise strength via closer partnerships with leading broker firms and, by purchasing primary insurance subsidiaries, to service highly profitable special segments to which we previously had no access. We are also underpinning this strategic realignment with corresponding adjustments in our management structures and by appointing new staff to key functions.

In the **primary insurance** business segment, which in terms of economic weight is dominated by ERGO, our aim is to firmly establish ERGO's position among the leading European primary insurers. Profitability definitely comes first in the primary insurance sector as well, which is made absolutely clear by our ambition to increase annual profits to over €900m by 2012.

ERGO has a five-pillar strategy for the realisation of these targets by 2012:
- Reinforcing franchise strength
- Realigning offerings for the private-provision market
- Increasing the share of international business
- Optimising the capital structure
- Strengthening entrepreneurial initiative

These five pillars are founded on the value- and risk-based business management we are rigorously implementing. Another success factor for ERGO's strategy is the continued rationalisation of processes for handling personal lines business. The establishment of a back office on a common IT platform for all major Group units has been concluded. We are adhering to our tried-and-tested multi-brand strategy with uniform business-segment management.

ERGO expanding selectively abroad

Germany is ERGO's home market. Apart from the option of market-consolidating mergers, the majority of the growth we aspire to even in the crowded German market is mainly realisable organically. The reinforcement of franchise strength is therefore the focal point of a specially targeted initiative. By contrast, expanding business by founding and acquiring new subsidiaries makes sense in selected international markets which are critical to the success of ERGO's expansion strategy due to their economic significance, growth and profitability potential. Besides southern and – especially – eastern Europe, these include India, China and a number of other particularly promising Asian markets. In recent months, we have made acquisitions in the primary insurance business segment that illustrate this thrust. We remain open to other strategically and economically viable acquisitions as long as the prices and profitability prospects are right and the countries concerned fit in with our international strategy.

Competitive edge for International Health

In **International Health** we have the ambitious aim of realising an annual average growth rate of 20% in premium and profit, thus reaching a sustainably viable level. We are pursuing an integrated business approach which spans both primary insurance and reinsurance. This approach supplements risk-bearing with additional health-related services from the health business value-added chain – as long as this adds value to our offerings and there is a clear link to our core business of "risk". In geographical terms, we are currently concentrating our activities on approximately 20 markets which already have large health insurance volumes or offer significant development potential. We recognised the profit and growth prospects of the global health market earlier than other competitors, and thus have a clear competitive advantage in this area.

Overall, the Munich Re Group's strategy continues to be based on the three "cardinal virtues" we have described in previous years: professional handling of risk as our core business, active risk diversification, and operative excellence, i.e. constantly improving the methods and processes we use in writing, controlling and steering our business. "Turning risk into value" is the maxim to which we remain true and which, with our strategy, we are successfully putting into practice.

Munich Re Group


Munich Re Group
Reinsurance
Primary insurance
Asset management

Structure of the Munich Re Group

The Munich Re Group is one of the world's leading risk carriers. Our business covers the whole value-added chain in insurance and reinsurance, and we are also active in the field of asset management.

The reinsurance companies in our Group operate globally. Our primary insurers traditionally concentrate on Germany and European markets with strong growth, but are now looking to extend their activities to high-potential Asian markets such as Korea, India or China. We conduct our business from our respective headquarters and also via a large number of branches, subsidiaries and affiliated companies in such countries as the USA, Canada, the UK, France, Spain, Italy, Poland, Switzerland, China, India, Korea, South Africa, and Australia. Domination and profit-transfer agreements are in place with many subsidiaries, especially between the ERGO Versicherungsgruppe AG and its subsidiaries. In 2005, Munich Reinsurance Company and the ERGO Insurance Group adopted a Group directive governing the distribution of responsibilities and competencies between Group management and ERGO with regard to key decisions. As a result, there is "unified control" within the meaning of the German Stock Companies Act.

The Board of Management, which for legal purposes represents Munich Reinsurance Company externally, has created two Board committees, the Group Committee and the Reinsurance Committee, with a view to maintaining clearly defined strategic management of the equal-ranking business segments of primary insurance and reinsurance and clearly assigning responsibility.

This management report summarises the activities of our Group according to the business fields of reinsurance, primary insurance and asset management rather than on the basis of the Group's legal or corporate structure. Such segmentation is determined by how we manage our business internally. The International Health field of business has not yet reached a size that would justify separate presentation. Information on the health business written (reinsurance worldwide and primary insurance outside Germany) is therefore included in the relevant primary insurance and reinsurance segments.

Reinsurance group Of the gross premiums totalling €21.5bn written in 2007, around 66% came from property-casualty and 34% from life and health business.

According to our own estimates, Munich Re's share of the world market – i.e. the global reinsurance market, since reinsurance has by nature always been an international business – amounted to around one-seventh in terms of 2007 premium. However, the global premium income of the reinsurance markets is difficult to quantify because data is insufficient or simply not available, while the market statistics of individual countries are of limited comparability, as they are based on different parameters. What is more, premium volume alone is not an adequate indicator for assessing reinsurance companies' importance in particular markets.

As at 31 December 2007, our reinsurance business was organised in seven divisions. Overall responsibility for the client accounts always lies in one pair of hands, but as part of Changing Gear we are adjusting our set-up with effect from 1 April 2008 to the new requirements in our business environment by creating Client Executive positions and separate underwriting units in the divisional units. The operative divisions are also responsible for our business units abroad, including our subsidiaries.

The divisions Life and HealthCare underwrite our life and health reinsurance business worldwide, and their structures reflect those of many of our clients, which conduct these two classes of business separately from property-casualty insurance, often through independent entities. Through close organisational cooperation and by establishing the International Health Board as the superordinated management body, we have brought together our HealthCare Division and foreign health primary insurers in the new International Health segment.

Our Europe and Latin America Division is responsible for the property-casualty business of our clients from Europe (except Germany) and Latin America.

The Germany, Asia Pacific and Africa Division takes care of property-casualty business with our German clients and with cedants in Africa, Asia, Australia and the Pacific Islands.

Special and Financial Risks (SFR) is in charge of the special classes of credit, aviation and space, enterprise risks and contingency risks, and for alternative markets business. Besides this, it develops and implements division-specific innovation projects and coordinates the overarching work of the innovation teams in the non-life divisions. Risk transfer to the capital markets is handled by our RiskTrading Unit, into which Munich American Capital Markets (MACM) – an entity that adapts a capital-market-oriented approach to structuring insurance risks for risk transfer – has been integrated. In addition, the division also attends to our own reinsurance (retrocession).

The reinsurance group at a glance

Division	Subsidiaries/Branches
Life and HealthCare	
Atlanta, Brisbane, Chicago, London, Melbourne, Moscow, Mumbai, Perth, Santiago de Chile, Sydney, Toronto, Waltham, Warsaw	Munich Reinsurance Company of Australasia Munich American Reassurance Company Munich Reinsurance Company Canada Branch (Life) Munich Reinsurance Company UK Life Branch Munich Reinsurance Company Life Reinsurance Eastern Europe/Central Asia
Europe and Latin America	
Athens, London, Madrid, Milan, Moscow, Paris	Munich Ré France Branch Münchener Rück Italia Münchener Rückversicherungs-Gesellschaft Sucursal España y Portugal Munich Reinsurance Company UK General Branch
Bogotá, Buenos Aires, Caracas, Mexico City, São Paulo	
Germany, Asia Pacific and Africa	
Munich	
Beijing, Hong Kong, Kolkata, Kuala Lumpur, Mumbai, Shanghai, Seoul, Singapore, Taipei, Tokyo	Munich Reinsurance Company Beijing Branch Munich Reinsurance Company Singapore Branch Munich Reinsurance Company Hong Kong Branch Munich Reinsurance Company Malaysia Branch Munich Reinsurance Company Korea Branch
Auckland, Brisbane, Melbourne, Perth, Sydney	Munich Reinsurance Company Australian Branch Munich Reinsurance Company New Zealand Branch
Accra, Cape Town, Johannesburg, Nairobi, Réduit	Munich Mauritius Reinsurance Company Ltd. Munich Reinsurance Company of Africa
Special and Financial Risks	
Geneva, London, Munich, New York	New Reinsurance Company Great Lakes Reinsurance (UK) Munich American Capital Markets Munich-American RiskPartners GmbH
North America	
Atlanta, Boston, Chicago, Columbus, Dallas, Hamilton, Hartford, Kansas City, Los Angeles, Montreal, New York, Philadelphia, Princeton, San Francisco, Seattle, Toronto, Vancouver	Munich Reinsurance Company of Canada Munich Reinsurance America Temple Insurance Company
Corporate Underwriting/Global Clients	
London	Munich Re Underwriting MSP Underwriting

Corporate Underwriting/Global Clients handles our accounts with major international insurance groups (hence "Global Clients") and writes business worldwide in special classes such as agriculture, workers' compensation and marine. Moreover, it performs an important corporate underwriting function for the reinsurance group in the property-casualty segment: its staff clarify fundamental, cross-divisional issues of underwriting policy, oversee quality assurance, integrate mathematical methods into our business processes, and set standards for claims management.

Since 1 January 2008, Global Clients and the previous North America Division, which is responsible for our subsidiary Munich Re America, for Munich Reinsurance Company of Canada and for Temple Insurance Company, have been combined in the new Global Clients/North America Division. Corporate Underwriting has been an independent entity without responsibility for operative business since 1 January 2008.

Primary insurance group The second pillar of the Munich Re Group is primary insurance business. Beyond our core markets of Germany and Europe, we are seeking to develop business in Asian primary insurance markets long term.

Munich Re primary insurance group

ERGO Versicherungsgruppe AG

Europäische Reiseversicherung

Subsidiaries in the Czech Republic, Denmark, France, Italy, Spain, Sweden, and the UK, and participating interests in Austria, Hungary, the Netherlands, the Slovak Republic and Ukraine.

Watkins Syndicate

Mercur Assistance

Germany

Life	HealthCare	Property-casualty	Legal expenses
Hamburg-Mannheimer Versicherungs-AG	DKV Deutsche Krankenversicherung AG	Victoria Versicherung AG	D. A. S. Allgemeine Rechtschutz-Versicherungs-AG
Victoria Lebensversicherung AG	Victoria Krankenversicherung AG	Hamburg-Mannheimer Sachversicherungs-AG	Hamburg-Mannheimer Rechtsschutzversicherungs-AG
Vorsorge Lebensversicherung AG	KarstadtQuelle Krankenversicherung AG	D. A. S. Versicherungs-AG	
KarstadtQuelle Lebensversicherung AG		KarstadtQuelle Versicherung AG	
Neckermann Lebensversicherung AG			

International[1]

Life	HealthCare	Property-casualty	Legal expenses
ERGO Previdenza S. p. A., Milan	DKV Belgium S. A., Brussels	STU ERGO Hestia S. A., Sopot	D. A. S. subsidiaries and branches in Austria, Belgium, Canada, Czech Republic, Estonia, Greece, Hungary, Ireland, Italy, Luxembourg, the Netherlands, Poland, Slovak Republic, Spain, Switzerland, and the UK
Hamburg-Mannheimer N.V., S.A., Brussels	DKV Seguros y Reaseguros S.A., Saragossa	ERGO Assicurazioni S. p. A., Milan	
Victoria Seguros de Vida, S.A., Lisbon	PICC Health Insurance Company Limited, Beijing (associate)	ERGO İsviçre Hayat Sigorta A. Ş., Istanbul	
Victoria-Volksbanken Versicherungsaktiengesellschaft, Vienna		ERGO Kindlustuse AS, Tallinn	
Vorsorge Luxemburg Lebensversicherung S.A., Munsbach		VICTORIA-Seguros A. S., Lisbon	
ERGO İsviçre Hayat Sigorta A. Ş., Istanbul			

[1] Only ERGO companies with a premium volume of more than €50m are listed by name.

95% of our premium income derives from the ERGO Insurance Group, which is made up of the long-established German companies Victoria, Hamburg-Mannheimer, DKV and D. A. S., and also KarstadtQuelle Versicherungen. ERGO's main companies outside Germany are the life insurer ERGO Previdenza in Italy, the health insurer DKV Seguros in Spain, the Polish property-casualty insurer ERGO Hestia, and the Turkish ERGO-İsviçre Group. ERGO's life, health and property-casualty segments are managed centrally; its individual brands provide significant franchise strength and enjoy a high profile among clients. ERGO's marketing strategy is built on the interplay of different distribution channels. Apart from its own strong sales organisations and direct selling, its wide variety of broker relationships and extensive banking cooperation with the UniCredit Group are important.

Our primary insurance segment also comprises Europäische Reiseversicherung, the Watkins Syndicate, and the assistance services provider Mercur Assistance. With numerous subsidiaries and affiliated companies in 12 countries, as well as a network of strategic cooperation agreements, Europäische Reiseversicherung is an effective international alliance. Its most important product is travel cancellation insurance.

The Watkins Syndicate, which operates within Lloyd's of London and has been part of the Munich Re Group since 1997, specialises in marine insurance business. It has taken advantage of the favourable conditions over the last few years to significantly strengthen its market position. Today it is the largest marine insurance syndicate at Lloyd's and is represented in the UK, Hong Kong, Singapore and Dubai.

Mercur Assistance offers 24-hour assistance services worldwide in the field of medicine and mobility.

Our International Health Board, established in 2006, manages international health primary insurance and global reinsurance activities across all segments.

Asset management

MEAG MUNICH ERGO AssetManagement GmbH combines Munich Re's and the ERGO Insurance Group's investment activities. Virtually the entire asset management of the Munich Re Group has been concentrated in MEAG, which at the end of 2007 had a total of around €172bn in Group assets under management. The subsidiary MEAG MUNICH ERGO Kapitalanlagegesellschaft mbH is one of the major investment fund companies in Germany, managing around €9bn in special and retail funds.


ERGO Insurance Group
Munich Reinsurance Company
40%
60%
MEAG MUNICH ERGO Assetmanagement GmbH
100%
MEAG MUNICH ERGO Kapitalanlagegesellschaft mbH

With offices in New York and Hong Kong, MEAG is internationally oriented, offering know-how across a wide range of asset classes to institutional investors and private clients.

Important tools of corporate management

Value-based management – Munich Re's management philosophy

The Munich Re Group's objective is to analyse insurable risk from every conceivable angle and to assess and diversify it, thereby creating lasting value for its shareholders, clients and staff. A guiding principle of our entrepreneurial thinking and activity is to increase Munich Re's share price on a sustained basis. This is also the aim of our active capital management, be it through the payment of dividends or the repurchasing of shares if added value cannot be created for our shareholders through other measures. The main features of our shareholder value approach in practice are the consistent application of value-based management systems within the Group.

Besides value-based performance measures, we observe a range of important additional conditions in managing our business. These conditions may be reflected in supplementary targets within the Group, or in isolated cases may even determine a unit's short-term orientation in a particular situation. They include the rules of local accounting systems, tax aspects, liquidity requirements, and supervisory parameters.

Our value-based management is characterised by the following aspects:

- We assess business activities not only according to their earnings potential but also relative to the extent of the risks assumed, which is material in measuring added value. Only the risk-return relationship reveals how beneficial an activity is from the shareholder point of view.

- With clearly defined value-based performance indicators, we ensure the necessary comparability of alternative initiatives as a basis for setting priorities.

- We clearly assign responsibilities and make the levers for adding value transparent for both management and staff.

- We closely link strategic and operative planning. All initiatives are ultimately geared to the overriding financial objective of enhancing corporate value.

Our value-based management system takes into account the individual characteristics of the business segments

In our non-life business, which is mainly of a short-term nature, we employ the following simple formula for measuring the value added annually by our insurance business and for managing and monitoring our business activities:

Adjusted result – Cost of equity = Value added

The adjusted result serves as the basis for determining the value added. It consists of the underwriting result (derived from the income statement), the investment result, and the remaining non-technical result. In each case, value-based adjustments are made, including the smoothing of expenditure for major losses, the normalisation of investment income, and the recognition of future claims expenses at present value.

We compare this adjusted result with the requisite cost of equity. A significant factor in the calculation of the cost of equity is the risk-based capital, which we determine using our internal model. In the property-casualty business and health reinsurance measured on a single-period basis, value is added to the extent that the adjusted result exceeds the cost of equity.

The products of life primary insurance and reinsurance, and the bulk of our health primary insurance business, are characterised by their long-term nature and the distribution of results over the duration of the policies. For valuing such long-term portfolios, whose performance cannot be reasonably measured on the basis of a single year, we follow the Principles and Guidance of European Embedded Value, published by the CFO Forum in May 2004.

Embedded value is the present value of future net earnings from business in force – calculated on the basis of actuarial principles – plus the value of equity, less the explicitly determined cost of holding capital. The business in force is thus essentially projected over its whole duration according to the Principles and Guidance rules.

The embedded value relates to the portfolio existing at the valuation date. 100% of our life reinsurance business and more than 90% of our life primary insurance and long-term health primary insurance business is reflected in the embedded value. The embedded value does not include the value added by future new business. However, the valuation is made under the assumption of continued operations, i.e. taking into account the related costs in particular. Options and guarantees – especially for the policyholders – are explicitly valued using stochastic simulations. All cash flows are valued on the basis of the "swap rates" of the respective currency regions at the valuation date of 31 December 2007. Assets that are traded on the capital markets are valued on the basis of the market values observed at the valuation date.

The development of the insurance portfolio is modelled according to the current expectations for biometrics, lapses and costs. In primary insurance, the participation of policyholders in surplus is modelled according to the current planning and in line with the statutory regulations, and thus taken into account in the valuation. The rates used for determining the participation in surplus are shown in Note (22) in the notes to the financial statements. The embedded value is also shown after deduction of taxes to be paid by the Group in connection with the valued business. For the individual companies, the tax rates and calculations used are based on national regulations; in addition, tax loss carry-forwards are included in the calculation. Withholding taxes on dividends of Group companies are disregarded. The cost of holding capital includes not only the taxes and costs of investment management but also the not explicitly modelled risks of the business and, for primary insurance, the participation of policyholders in profits.

The change in embedded value within one year, adjusted for effects of exchange rate fluctuations, acquisition or sale of companies, dividends and capital injections, is shown by us as the total embedded value earnings. Adjustments to eliminate the influences of changes in fiscal and capital-market parameters give the operating embedded value earnings, which are a measure of the operative business performance for one year.

Our steering of Munich Re's investments is strongly geared to the structure of the liabilities on our balance sheet. With the help of asset-liability management, we determine the "economic neutral position". This involves a synthetic investment portfolio which – taking into consideration significant additional parameters in the investment of capital – best reflects the characteristics of our liabilities towards clients.

As part of an optimisation process, a benchmark portfolio is developed that takes account of our own risk-bearing capacity and other investor preferences on the basis of long-term expectations of capital market yields. Our asset manager MEAG is responsible for implementing this strategic benchmark portfolio based on the market view for the respective financial year. The target return, i.e. the expected income from the benchmark portfolio, is compared with the return from the actual portfolio, bearing in mind the risk capital required for deviating from the benchmark portfolio. MEAG's performance is measured in terms of the excess return it achieves.

In addition to these purely financial performance factors, non-financial performance measures like innovation, speed of processes, staff-training level and client satisfaction play a major part. In the long term, a firm can only be successful if it operates sustainably and takes account of such future-oriented qualitative factors as well.

We closely link strategy and operative planning by defining our strategies in structured overviews or "scorecards", from which we derive initiatives, performance measures and responsibilities within a framework of four perspectives: "financial", "market and client", "process" and "employee". We promote an entrepreneurial culture among staff through the clear allocation of responsibility and accountability, recognising how much the individual, unit or field of business contributes to increasing value. The consistent integration of the financial and non-financial objectives into incentive systems for staff, executives and Board supports the clear orientation towards value creation. The higher a staff member or executive is positioned in the management hierarchy, the more their remuneration is based on performance.

In order to give more emphasis in external communication to the Munich Re Group's value orientation – as implemented through our internal management tools – we have geared our Group return target to risk-adjusted performance indicators, which are explained in more detail below.

Return on risk-adjusted capital (RORAC)


24%
21%
18%
15%
12%
9%
6%
3%
2005
2006
2007
RORAC
Target

Combined ratio[1]


120
100
80
60
40
20
2005
2006
2007
Reinsurance
Primary insurance

[1] Property-casualty business

In the past year, the Munich Re Group's business performance was highly satisfactory. We achieved a return of 20.2% (20.2%) on our risk-adjusted capital, thus clearly surpassing our general target of 15% over the full cycle (a definition of RORAC is provided on page 55). This is equivalent to a return of 15.3% on the average value of IFRS equity (return on equity, RoE) at the balance sheet and quarterly reporting dates. Thanks to the very good business experience in reinsurance, the gratifying performance in primary insurance, an excellent investment result and one-off tax income resulting from the tax reform of 2008, we recorded an outstanding consolidated profit of €3.9bn. Our return on investment was a very good 5.2% (5.0%). This is the ratio of the investment result of €9.3bn to the average market value of the investment portfolio at the balance sheet and quarterly reporting dates, totalling €178.6bn.

Our combined ratio, a much-heeded performance indicator in property-casualty insurance, was convincing in both reinsurance and primary insurance. Calculated as the percentage ratio of the sum of net expenses for claims and benefits plus net operating expenses to net earned premiums, the combined ratio corresponds to the sum of the loss ratio and the expense ratio. Put simply, a combined ratio of 100% means that premium income was exactly sufficient to cover claims and costs. Net expenses for claims and benefits mainly include paid claims, the change in claims provisions, and the bulk of other underwriting expenses. The portion of other underwriting expenses not considered includes, for example, German fire brigade tax. Net operating expenses chiefly comprise the costs arising in the acquisition of new business (e.g. commission) and for the ongoing administration of insurance contracts.

In the property-casualty reinsurance segment, there were net expenses for claims and benefits of €9,172m (8,925m) and net operating expenses of €3,853m (3,846m) in 2007, compared with net earned premiums of €13,507m (13,795m). The combined ratio thus amounts to 96.4% (92.6%), a very good figure considering that the impact of major losses from natural catastrophes in 2007 was much greater at €673m, or 5.0% of net earned premiums, than in the previous year. Our cycle management and underwriting discipline therefore continue to form the basis of our highly satisfactory combined ratio.

In 2007, paid claims and the change in claims provisions in the property-casualty primary insurance segment (including legal expenses insurance) totalled €2,569m (2,218m) and net operating expenses €1,520m (1,390m), compared with net earned premiums of €4,380m (3,975m). Our combined ratio in primary insurance thus amounts to 93.4% (90.8%) – an excellent figure both in absolute terms and in comparison with competitors.

When it comes to interpreting the combined ratio, the particular circumstances of the class of business in question have to be taken into account. The composition of the portfolio, for example, is of great significance. The following factors (among others) are important:

- The more the claims burden fluctuates over time, the greater the risk is, and so the premiums needed to cover the risk must be higher. Loss ratios in good years, as well as average loss ratios, have to be all the lower to provide the reinsurer with an adequate return for assuming this risk. This is particularly true in the case of natural catastrophes, which may occur rarely, but are often very severe when they do.

- Another important distinguishing feature relates to the time-lag between premiums being received and claims being paid. The longer these periods are, the longer the premiums received can be invested in the capital markets. High combined ratios in classes of business in which claims settlement takes a long time (e.g. casualty) therefore generally entail higher returns from investments with which the loss reserves are covered. These returns are not reflected in the combined ratio.

Therefore, while we aim to keep our combined ratio as low as possible, it is not our only target.

Rather, the key factor we consider is economic value added, which cannot be properly reflected by the combined ratio. We pursue this target internally through the performance indicator of value added, which measures value creation not only on the basis of current and forecast profits but also taking into account the size of the risks assumed. Thus, when considering Group performance, we gear targets (by way of a common, linking element) to a risk-adjusted return. Although this is not a direct performance measure, it is a strong indication of the Group's value creation.

Risk-based Group return target for the financial year 2008

We have set ourselves ambitious targets again for 2008, to follow up the successful performance of the past financial year. For this purpose, we are employing a risk-based performance measure which we have used for external communication since 2006: return on risk-adjusted capital (RORAC). We derive this target by placing the profit achieved or aimed at, expressed in euros, in relation to the necessary risk capital, the amount of which we determine using our internal risk model and publish once a year. We thus take into account the economic standards currently underlying (at least to some extent) the requirements of supervisory authorities and rating agencies – standards that are set to play a decisive role in future.

On the basis of further assumptions we make and publish regarding key indicators, our shareholders can form their own opinion regarding our target's achievability, and can assess Munich Re's business performance and economic value added.

RORAC is defined as follows:

$$\textbf{RORAC} = \frac{\text{net income} - \text{interest rate} \times (1 - \text{tax rate}) \times \text{additional available capital}}{\text{risk-based capital}}$$

The numerator in the formula comprises the published IFRS net income adjusted for post-tax income (interest rate x [1 – tax rate]) generated on capital not subject to risk within the given risk tolerance. The basis for the adjustment is the capital exceeding the necessary risk-based capital (additional available equity). This is calculated as follows: the starting point is the equity recognised in the IFRS financial statements, from which the "economic equity" is derived by means of various adjustments. These include the addition of the unrecognised valuation reserves and the unrecognised portion of the embedded values in life and health insurance, and the subtraction of goodwill and deferred tax assets. From this economic equity a margin is deducted for the settlement of expected claims payments in following years. The difference between the amount then remaining and the required risk-based capital is the additional available equity, which is also necessary for rating and solvency purposes, as well as for profitable growth, but which we strive to keep lean through our active capital management. This is because the additional available equity in the system presented here only earns a risk-free interest rate, as all the risk components of the investment and underwriting are covered with risk-based capital by the internal risk model, and thus assigned return requirements. Even though we take a risk-adjusted return as our target, we aspire to meet the high, but fair expectations of our investors also with regard to the return on total capital placed at our disposal.

At what level should the RORAC target be set?

Our RORAC target is a sustained return on risk-adjusted capital of 15% over the whole market cycle. We will not finalise and publish the risk-adjusted capital applicable for 2008 until May, when we have comprehensively assessed our current risk positioning. As things stand, however, our assumption is that the RORAC figure will correspond to an expected consolidated profit of between €3.0bn and €3.4bn, which is equivalent to a return on IFRS equity ranging from 11.5% to 13.0%.

What assumptions is this target based on?

In both primary insurance and reinsurance, we are proceeding on the basis of statistically expectable claims experience. Provided there are no significant shifts in the composition of our business portfolio, we reckon with a combined ratio in the order of 98% in property-casualty reinsurance, which includes an amount of 6.5% of net earned premiums as projected claims expenditure for natural catastrophes. In property-casualty primary insurance, we expect a combined ratio of under 95%.

On the investment side, we anticipate a result equivalent to around 4.5% of the average market values of the investments.

Lastly, our target is based on a largely stable currency environment. Changes in tax treatment are only considered to the extent that they are already known today.

Embedded values as additional performance indicators

In life primary insurance and reinsurance and in German health primary insurance, European Embedded Value (EEV) is one of the foundations of our value-based management.

We aim to achieve EEV earnings of between 8% and 9% both in primary insurance and reinsurance business in relation to the value of the overall business in force at the beginning of the year. The life and health primary insurance business, managed and measured on an embedded-value basis, will contribute to the IFRS consolidated profit and thus to reaching the RORAC target, even though IFRS consolidated results follow the narrower individual financial-year perspective.

Our targets – Ambitious but attainable

In selecting suitable targets, contrasting aspects have to be considered and weighed up. On the one hand, undue complexity should be avoided in order to ensure transparency for investors, staff and the public. On the other hand, the challenge lies in reflecting economic realities as closely as possible, avoiding oversimplification, and enshrining added value as the Group's overriding guiding principle. As the above description shows, the background is complex, especially as the parallel use of different performance indicators is unavoidable.

We are convinced that we are on the right track with the key performance indicators of RORAC and embedded value. Taking into account all the relevant factors, we consider that our targets are economically meaningful – ambitious, but attainable nonetheless.

Binding standards for underwriting and pricing

In reinsurance, the Corporate Underwriting Division develops guidelines and best-practice principles for the handling of our reinsurance business. Corporate Underwriting thus defines standards for the underwriting, pricing and claims management of our non-life business. Besides this, regular reviews are conducted to make sure that these standards are complied with. In this way, we ensure that the quality of our reinsurance business is consistently high and that we respond swiftly to changes and new developments. Since Corporate Underwriting is closely linked to our operative business, we can generate needs-oriented products and services for our clients there as well. For the life and health segments, this task is performed by specialists in the Life and HealthCare Divisions who, with the help of underwriting guidelines and reviews, also see to it that the business written always meets our high standards.

In primary insurance, we write both personal lines and commercial business. This results in a heterogeneous portfolio of risks. We therefore have line- and segment-related guidelines for pricing and underwriting designed to ensure the requisite risk balance in the community of policyholders. In addition, the actuaries responsible (life and health insurance) and the heads of the actuarial departments (property-casualty insurance) make sure that pricing is appropriate and that sufficient reserves are set up to cover the obligations assumed. We regularly check by means of independent audit processes whether these guidelines are appropriate.

Governing bodies of the Munich Re Group

Board of Management

Dr. jur. Nikolaus von Bomhard
(Chairman of the Board of Management)
(Chairman of the Group Committee)
Group Investments (from 1 March 2007)
Group Development
Press
Internal Audit
Executive Offices, Group Top Executives

Dr. rer. pol. Ludger Arnoldussen
Germany, Asia Pacific and Africa
General Services (from 1 March 2007)

Dr. rer. pol. Thomas Blunck
Special and Financial Risks
Central Procurement (from 1 January 2008)
Organisational Design and Development (from 1 March 2007)
Information Technology

Georg Daschner
Europe and Latin America
Corporate Communications

Dr. jur. Heiner Hasford (until 28 February 2007)
Group Investments, Corporate Finance, M&A
Legal and Regulatory Affairs, Compliance
General Services
Organisational Design and Development

Dr. rer. nat. Torsten Jeworrek
(Chairman of the Reinsurance Committee)
Corporate Underwriting
Global Clients (until 31 December 2007, from 1 October 2007 together with Dr. Röder)
Reinsurance Investments
Accounting, Controlling and Central Reserving for Reinsurance

John Phelan (until 31 December 2007)
North America (from 1 October 2007 together with Dr. Röder)

Dr. rer. pol. Peter Röder (from 1 October 2007)
Global Clients and North America (from 1 January 2008)
North America (until 31 December 2007 together with John Phelan)
Global Clients (until 31 December 2007 together with Dr. Jeworrek)

Dr. jur. Jörg Schneider
Group Accounting
Group Controlling
Corporate Finance, M&A (from 1 March 2007)
Integrated Risk Management
Legal and Regulatory Affairs, Compliance (from 1 March 2007)
Taxes
Investor and Rating Agency Relations

Dr. oec. publ. Wolfgang Strassl
(Board member responsible for personnel and welfare matters, within the meaning of Section 33 of the German Co-Determination Act)
Human Resources
Life and Health (until 28 February 2007)
Life (from 1 March 2007)
HealthCare (from 1 March 2007)

Supervisory Board

Chairman
Dr. jur. Hans-Jürgen Schinzler
Former Chairman of the Board of Management
of Munich Reinsurance Company

Deputy Chairman
Herbert Bach
Employee of Munich Reinsurance Company

Hans-Georg Appel
Employee of Munich Reinsurance Company

Holger Emmert
Employee of Munich Reinsurance Company

Ulrich Hartmann
Chairman of the Supervisory Board of E.ON AG

Dr. rer. nat. Rainer Janßen
Employee of Munich Reinsurance Company

Prof. Dr. rer. nat. Henning Kagermann
Chairman of the Executive Board and Chief Executive Officer of SAP AG

Prof. Dr. rer. nat. Drs. h.c. mult. Hubert Markl
Former President of the Max Planck Society

Wolfgang Mayrhuber
Chairman of the Board of Management of Deutsche Lufthansa AG

Kerstin Michl
Employee of Munich Reinsurance Company

Prof. Karel Van Miert
Professor at the University of Nyenrode

Ingrid Müller
Employee of Munich Reinsurance Company

Prof. Dr. jur. Dr.-Ing. E. h. Heinrich v. Pierer
Former Chairman of the Supervisory Board of Siemens AG

Dr.-Ing. e. h. Bernd Pischetsrieder
Former Chairman of the Board of Management of Volkswagen AG

Dr. rer. nat. Jürgen Schimetschek
Employee of Munich Reinsurance Company

Dr. jur. Dr. h.c. Albrecht Schmidt
Former Chairman of the Supervisory Board of
Bayerische Hypo- und Vereinsbank AG

Dr. phil. Ron Sommer
Former Chairman of the Board of Management of Deutsche Telekom AG

Wolfgang Stögbauer
Employee of Munich Reinsurance Company

Josef Süßl
Employee of Munich Reinsurance Company

Judy Võ
Employee of Munich Reinsurance Company

Membership of the Supervisory Board Committees

Standing Committee
Dr. Hans-Jürgen Schinzler (Chairman)
Herbert Bach
Dr. Bernd Pischetsrieder
Dr. Albrecht Schmidt
Josef Süßl

Personnel Committee
Dr. Hans-Jürgen Schinzler (Chairman)
Herbert Bach
Dr. Bernd Pischetsrieder

Audit Committee
Dr. Albrecht Schmidt (Chairman)
Hans-Georg Appel
Prof. Dr. Henning Kagermann
Dr. Hans-Jürgen Schinzler
Wolfgang Stögbauer

Conference Committee
Dr. Hans-Jürgen Schinzler (Chairman)
Herbert Bach
Dr. Bernd Pischetsrieder
Judy Võ

Nomination Committee (set up on 9 November 2007)
Dr. Hans-Jürgen Schinzler[1] (Chairman)
Dr. Bernd Pischetsrieder[1]
Dr. Albrecht Schmidt[1]
[1]Since 1 January 2008

Other seats held by Board members

Board of Management[1]	Seats held on supervisory boards of other German companies	Membership of comparable bodies of German and foreign business enterprises
Dr. jur. Nikolaus von Bomhard Chairman	ERGO Versicherungsgruppe AG[2] (Chairman)	UniCredit S. p. A., Genoa
Dr. rer. pol. Ludger Arnoldussen	–	–
Dr. rer. pol. Thomas Blunck	–	Global Aerospace Underwriting Managers Ltd. (GAUM), London New Reinsurance Company, Geneva[2] (Chairman)
Georg Daschner	–	Münchener Rück Italia S. p. A., Milan[2] (Chairman)
Dr. jur. Heiner Hasford (until 28 February 2007)	Commerzbank AG D. A. S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG[2] ERGO Versicherungsgruppe AG[2] Europäische Reiseversicherung AG (Chairman) Nürnberger Beteiligungs-AG Victoria Lebensversicherung AG[2] Victoria Versicherung AG[2]	Munich Re America Corporation, Wilmington, Delaware[2]
Dr. rer. nat. Torsten Jeworrek	–	–
John Phelan (until 31 December 2007)	–	Munich Re America Corporation, Wilmington, Delaware[2] (Chairman) Munich Reinsurance America Inc., Princeton[2] (Chairman) Munich Reinsurance Company of Canada, Toronto[2]
Dr. rer. pol. Peter Röder (from 1 October 2007)	EXTREMUS Versicherungs-AG	–
Dr. jur. Jörg Schneider	MEAG MUNICH ERGO Kapitalanlagegesellschaft mbH[2]	–
Dr. oec. publ. Wolfgang Strassl	DKV Deutsche Krankenversicherung AG[2] Hamburg-Mannheimer Sachversicherungs-AG[2] Hamburg-Mannheimer Versicherungs-AG[2] Mecklenburgische Leben Versicherungs-AG	–

[1] Status: 31 December 2007 (in the case of members who have left the Board of Management, the information shows the status at the date of their departure).
[2] Own group company within the meaning of Section 18 of the German Stock Companies Act.

Supervisory Board[3]	Seats held on supervisory boards of other German companies	Membership of comparable bodies of German and foreign business enterprises
Dr. jur. Hans-Jürgen Schinzler Chairman	METRO AG	UniCredit S. p. A., Genoa
Ulrich Hartmann	Deutsche Bank AG Deutsche Lufthansa AG E.ON AG (Chairman) IKB Deutsche Industriebank AG (Chairman)	Henkel KGaA
Prof. Dr. rer. nat. Henning Kagermann	Deutsche Bank AG	Nokia Corporation, Finland
Prof. Dr. rer. nat. Drs. h.c. mult. Hubert Markl	Bayerische Motoren Werke AG	Sanofi-Aventis S. A., Paris Georg von Holtzbrinck GmbH
Wolfgang Mayrhuber	Bayerische Motoren Werke AG Eurowings Luftverkehrs AG Fraport AG LSG Lufthansa Service Holding AG[4] Lufthansa Cargo AG[4] Lufthansa Technik AG[4]	Heico Corporation, Miami Swiss International AG, Basle
Prof. Karel Van Miert	RWE AG	Agfa-Gevaert NV, Mortsel Anglo American plc, London De Persgroep, Asse Royal Philips Electronics NV, Amsterdam Sibelco NV, Antwerp Solvay S.A., Brussels Vivendi Universal S.A., Paris
Prof. Dr. jur. Dr.-Ing. E. h. Heinrich v. Pierer	Deutsche Bank AG Hochtief AG ThyssenKrupp AG Volkswagen AG	–
Dr.-Ing. e. h. Bernd Pischetsrieder	Dresdner Bank AG METRO AG	Tetra-Laval Group, Pully
Dr. jur. Dr. h.c. Albrecht Schmidt	Siemens AG	Thyssen'sche Handelsgesellschaft m. b. H.
Dr. phil. Ron Sommer	–	Motorola Inc., Schaumburg Sistema, Moscow Tata Consultancy Services Ltd., Mumbai Weather Investments S. p.A., Rome

[3] Status: 31 December 2007.
[4] Own group company within the meaning of Section 18 of the German Stock Companies Act.

Parameters

General parameters

Our business environment is one of increasing complexity, with an upward trend in natural catastrophes. We are also seeing a disproportionate rise in man-made losses in relation to economic activity. The reasons are many and varied, ranging from technological progress and advancing geopolitical interdependencies to climate change and developments in international liability. In addition, concentrations of values are mushrooming, and regions are becoming more dependent on each other, giving rise to new risk potentials and accumulation hazards. It is, therefore, imperative to carry on refining risk models and to swiftly incorporate new findings.

Fundamental changes are also resulting from unprecedented demographic trends. People are living longer – this is good news, but it also puts an enormous strain on social security systems. By 2030, every two people in paid work will have to finance one person who is not. This means Europeans can only maintain their standard of living and high-quality healthcare in the medium term if they make additional private provision – a great opportunity for insurers. Many countries are realigning their social security systems to these demographic requirements, and so for the time being insurers will have to cope with an uncertain legal and political climate. Speed and flexibility in product design are becoming increasingly important competitive factors. At the same time, insurers are having to adjust to the growing group of older people with special needs.

In addition, the insurance industry's regulatory environment is being affected by profound changes. The introduction of new rules for state supervision in Europe under the banner of "Solvency II" and new accounting standards have implications for insurers' capital requirements and income statements; this will also influence the demand for reinsurance cover and trigger changes in its supply. A group like Munich Re, among the leaders in integrated risk management, can take advantage of the changing industry dynamics and exploit the business opportunities they present – in both reinsurance and primary insurance.

Economic parameters

Despite a number of burdens, the general global economic environment for the insurance industry remained largely favourable in 2007. Although the oil price rose strongly, particularly in the second half of the year, the reduction in global economic growth in comparison with the previous year was only slight. The international financial markets, however, were significantly disrupted by the US subprime mortgage market crisis. Against this backdrop, most stock markets in Europe nonetheless realised moderate price gains in the course of the year, whilst the increases in the USA were comparatively modest and losses were recorded in Japan.

Economy Global economic growth continued in 2007, albeit with slightly less impetus. China, Europe and the USA were again the principal engines of the global economy, the importance of the USA declining against that of Europe.

In the USA, the world's largest insurance market, economic growth slowed appreciably compared with the previous year. Chiefly responsible for this was the slackening of the housing market, which was accompanied by the collapse on the subprime mortgage market, in turn leading to a confidence crisis on the capital markets. Once again, the mainstays of the economy were private consumption and corporate investments. Year on year, real GDP rose by 2.2%.

With real growth of 2.1%, Japan's economy also lost some momentum.

Economic growth in the eurozone, driven by domestic demand and exports, was marginally weaker in 2007 than in the previous year, amounting to 2.7% in real terms. Once again, there were marked regional differences: the increase in real GDP in Spain and Ireland, for example, was well above average, whereas economic growth in Italy and Portugal again remained comparatively subdued.

The performance of the German economy was also somewhat weaker in 2007 than in the previous year. The most significant contributions to growth came from investments and the export sector. The economic upswing continued to have a positive effect on the labour market, with an annual average rise in the number of people in employment of approximately 650,000. The unemployment rate stood at 8.1% in December, a year-on-year decrease of 1.5 percentage points.

In the UK, economic growth was sustained at around the level of the previous year, chiefly due to robust domestic demand.

Rapid development in emerging markets persisted in 2007, the crisis on the international financial markets being concentrated primarily on industrialised nations. The Chinese economy remained very strong, with real growth totalling 11.4%. In India, too, the high current expansion rate remained almost undiminished.

Among the central and eastern European countries, Russia and Poland were among those recording higher growth than the previous year. Momentum in Hungary slackened somewhat, reflecting the current consolidation efforts of its government.

In Latin America, the economy cooled a little in comparison with the previous year, due not least to slightly weaker growth in Mexico. Brazil, on the other hand, made gains in terms of real economic growth.

The global situation in 2007 was characterised by the rising prices of commodities – especially oil – and foodstuffs, which, however, contrasted with diminishing inflationary pressure owing to an economic slowdown. Over the year as a whole, rates of inflation fell moderately both in the USA and the eurozone. In this environment, and particularly against the background of the problems on the international financial markets, the US Federal Reserve pruned back its reference interest rate from 5.25% at the start of the year to 4.25% at the end of 2007. In contrast, the European Central Bank increased its reference interest rate in the first half of the year from 3.5% to 4.0% and then left it unchanged. In the same period, and thus also prior to the onset of the financial market crisis, the Bank of England put up its key interest rate from 5.0% to 5.75%, only to then lower it again in December to 5.5%.

Capital markets By and large, price developments on the international stock markets were moderately positive in 2007. The EURO STOXX 50, for instance, improved by nearly 7%, whereas in the USA the S&P 500 advanced by a good 3.5%. The DAX made gains in the region of 22%, while the Japanese Nikkei Index recorded a decrease of about 11%.

In view of positive economic expectations, yields on ten-year German government bonds moved up initially from 3.9% at the beginning of the year to just under 4.7% at the start of July, and ten-year US government bond yields improved from 4.7% to 5.2% by mid-June. However, the US subprime mortgage market crisis – and with it the dampening of economic prospects – led to yields falling back to 4.3% at year-end in Germany and even to 4.0% in the USA.

The euro gained considerable ground against the US dollar in the course of the year, its price rising from US$ 1.32 to US$ 1.46. Against the Japanese yen, it moved up only marginally from ¥157.12 at the start of the year to ¥163.33 at the end of 2007.

Development of the US$/€ exchange rate from January to December 2007


1.50
1.48
1.46
1.44
1.42
1.40
1.38
1.36
1.34
1.32
1.30
1.28
J
F
M
A
M
J
J
A
S
O
N
D

Insurance industry Writing business at risk-adequate prices was once more the central issue on the insurance markets in 2007. In the reinsurance renewals at the beginning of the year and at 1 April and 1 July, it was again apparent that most market players were giving priority to selective and profit-oriented underwriting.

The capital base of the reinsurance industry continued to improve in comparison with 2006 due to good underwriting results and despite a noticeable increase in natural catastrophe losses. Reinsurers have begun to return excess capital to their shareholders in order to ensure the profitability of the capital employed in their business. Altogether, the capitalisation of the industry remains robust, which also influences the intensity of competition.

Premium development in the insurance industry, particularly in property-casualty insurance, is strongly influenced by the overall economic situation, as well as by the effects of the market cycle. Apart from macroeconomic stimuli, changes in the legal and tax environment also play a key role in the market dynamics of life and health insurance.

The still robust global economy in 2007 supported the development of the insurance markets. This applied especially to those markets in emerging economies. In China and India, for example, the figures up to and including November show that dynamic premium growth continued. European markets also displayed positive growth dynamics; in Spain, for example, total premiums in the first three quarters were up by nearly 10% year on year.

In Germany, however, despite the still robust economic situation, premium volume remained more or less unchanged in comparison with the previous year, decisive factors being the continued intensive competition, the economic uncertainty felt by many citizens, and real incomes again sinking slightly.

Legal parameters

Various German, European and global initiatives in the field of insurance law are constantly changing insurers' legal parameters. The German insurance industry is affected by several items of proposed legislation that will impact its business in terms of pricing and product design, client relations, and the overall business processes of companies in the sector.

Extensive insurance law reforms came into force in our home market of Germany on 1 January 2008.

The amended German Insurance Contract Act (VVG reform) aims to bring the Act into line with supreme court decisions and increase consumer protection. The reform emphasises, for example, the obligations of insurance companies to provide information and consultancy prior to and on concluding contracts. The new VVG stipulates that insurance clients are to be provided with the general terms and conditions of insurance in good time before agreeing to a contract. In life and health insurance, acquisition and marketing costs will have to be disclosed in future (details of this will be regulated by an ordinance). In **life insurance**, the new VVG will also stipulate the participation of policyholders in their insurance company's hidden reserves as part of profit sharing. Upon contract termination, 50% of the hidden reserves apportionable to the individual policyholders will be allocated to them on a binding basis. Additionally, the current practice of offsetting the acquisition costs against paid premiums at the commencement of the contract is no longer permitted. Instead, these costs must be spread equally over five years. This leads to higher surrender values for policyholders in the early stages of the contract.

In German **private health insurance**, the VVG reform specifies a framework for case and healthcare management and opens up opportunities for insurers to offer other services.

The Act applies initially only to insurance contracts concluded after 1 January 2008. From 1 January 2009, the new VVG will also become applicable to all existing insurance contracts. The new regulations for private health insurance can be introduced for existing policies as early as 1 January 2008.

The entry into force of the "Act to promote competition among statutory health insurance institutions" (GKV-WSG) on 1 April 2007 is having a noticeable effect on private health insurance. A three-year waiting period for switching to private insurance has already been in place since 2 February 2007, which has implications for new business: employees only become exempt from compulsory public health insurance when their regular annual salary exceeds the relevant earnings ceiling for three consecutive calendar years. As a consequence of this, far fewer people will have the opportunity to take out long-term funded private health insurance, which will mean a further weakening of "intergenerational justice". Since 1 April 2007, statutory health insurance funds have been permitted to offer their insureds bespoke tariffs. In statutory health insurance, these non-systemic competitive instruments lead to desolidarisation and are considered by private health insurers to be incongruous with the privileges afforded to statutory health insurers.

Uninsured persons meeting the acceptance criteria for private health insurance are entitled to register for the modified standard tariff from 1 July 2007 to 31 December 2008. The Act stipulates that for this tariff private health insurance companies must accept applications and may not employ risk loadings or benefit exclusions. Furthermore, it specifies the limitation of premiums for this cover to the average maximum statutory health insurance premium, and provides for further capping for the needy. Private health insurers providing substitutive health insurance are obliged to offer a basic tariff with comparable benefits to those of statutory health insurance as of 1 January 2009. Risk loadings and benefit exclusions are not permitted, and the premium is not to exceed the maximum statutory health insurance premium. The premium caps provided for in the modified standard tariff and in the basic tariff will lead to existing policyholders having to pay more. Private health insurers consider this to infringe the protection of the legitimate expectations of policyholders that the general conditions applicable on the conclusion of the contract will remain valid (Article 20 para. 3 of the Basic Law for the Federal Republic of Germany) and the principle of private autonomy (Article 2 of the Basic Law), because a new calculation basis is forced upon policyholders during the contract period. At the same time, the basic rights of private health insurers to freedom to choose an occupation, freedom of competition and freedom of ownership are being interfered with (Articles 12 and 14 of the Basic Law).

The GKV-WSG has brought with it compulsory health insurance for all German residents. Uninsured persons who were previously insured by statutory health insurers or who are allocable to statutory health insurance became subject to compulsory health insurance as of 1 April 2007. Anyone without statutory health insurance must take out private health insurance as of 1 January 2009. And insurers are no longer permitted to terminate existing health insurance policies which enable insureds to satisfy the requirement for compulsory health insurance.

For new insurance contracts entered into from 1 January 2009, insureds moving from one private health insurance company to another will be credited with part of their ageing reserves. Those with existing contracts have an option to change insurers in the first half of 2009, taking with them part of their ageing reserves. Private health insurers also consider the new ruling on the portability of ageing reserves for existing policyholders an inadmissible encroachment upon existing contracts.

Another key reform planned in Germany is the Long Term Care Development Act (PfWG), which, according to legislation drafted by the German cabinet on 17 October 2007, is to enter into force on 1 July 2008 with only a few exceptions. Very welcome are the efforts of the PfWG to tackle the inflationary depreciation of the benefits of statutory long term care insurance by expanding the scope of cover for in-patient and outpatient care. In order to finance the ongoing expenditure and increased benefits, the premium rate in statutory long term care insurance is to be increased from the current figure of 1.7% to 1.95% as of 1 July 2008. Those without children are still to pay an additional premium of 0.25 percentage points. The same benefit increases as for statutory cover will also apply to private long term care insurance, where there will thus also be premium adjustments.

Nevertheless, statutory long term care insurance will remain a non-comprehensive cover. Benefits going beyond the basic protection must be insured privately.

Private health insurers are also generally in support of measures to improve the quality of care, though they should be involved as an equal partner in quality assurance and in the development of standards, and not merely as cost carriers. The case is different with regard to the rules envisaged for application acceptance and premium capping in private long term care insurance for those insured under the basic tariff and those covered by the standard tariff, which are based on the GKV-WSG. Private health insurers also object to the regulations on the transferral of ageing reserves envisaged here. On account of the interference in the rights of the insured and insurers alike, the private health insurers consider these regulations to be unconstitutional, as with the GKV-WSG.

The German Insurance Mediation Act entered into force on 22 May 2007, implementing the EU directive on insurance mediation of 2002. The new law has resulted in major changes for insurance distribution. Insurance agents now require authorisation under commercial law which will depend, among other things, upon their being sufficiently qualified. Insurance intermediaries operating exclusively on behalf of one or more insurance companies will require no authorisation if the relevant insurance products are not in competition with each other. In addition, insurance companies must accept unlimited liability for the actions of intermediaries in that capacity. A further key aspect of the new Act is the extension of consultancy and documentation obligations. Insurance agents are to advise clients according to their specific needs and circumstances, and give grounds for any specific policy recommendations made. Clients are to be provided with clear and comprehensible documentation for this purpose. Furthermore, insurance companies may work only with intermediaries who are entered in a central, publicly accessible register of insurance agents.

The ninth amendment of the German Insurance Control Act entered into force on 1 January 2008. This contains revised provisions covering the transferral of insurance portfolios. In its judgement of 26 July 2005, the German Federal Constitutional Court had declared the previous ruling unconstitutional and commissioned the legislators to formulate a regulation meeting the requirements of constitutional law by 31 December 2007. Besides this, insurance supervision has been brought into line with the changes in international standards for financial supervision, especially where risk management within companies is concerned.

On a European level, the Solvency II project continues to progress. On 10 July 2007, the EU Commission published its proposal for a Solvency II framework directive combining and updating the content of 13 EU directives. The new rules will change the supervisory system fundamentally, making it more risk-focused: Solvency II will much better reflect economic realities. In the future, insurance companies will not only need to provide evidence of risk-adequate capital resources but will also have to meet various qualitative risk management requirements.

The proposed regulations also aim to reorganise the supervision of groups of companies in Europe. The previous system of single-company ("solo") supervision based on national corporate structures is to be superseded by stronger group supervision and supplemented by European group supervision, thereby recognising that groups are increasingly being managed centrally across national borders.

The European Commission's proposal represents an important contribution to creating a level playing field and hence to the further development of the European single market.The Solvency II directive is scheduled to be adopted in late 2008 or early 2009.

Munich Re benefits from Solvency II in terms of enhanced customer loyalty and additional growth opportunities. In future, there will be a demand for customised solutions more closely aligned to individual risk parameters and offering an even higher degree of flexibility. Munich Re is thus increasingly assuming the role of a partner that creates value for primary insurers via a more comprehensive service approach akin to that of a holistic financial adviser.

In the USA, 2007 again saw intensive discussion concerning supervisory law revisions, in particular with regard to foreign reinsurers. At present, the insurance and reinsurance industry is supervised by 50 insurance commissioners in the individual US states.There is now virtual unanimity that this system is inefficient and costly, weakening the competitiveness of the US market overall. For quite some time, there have thus been plans to introduce an integrated federal supervisory authority or to further develop the existing system of individual state supervision.

The US Congress is currently considering two bills which envisage federal supervision for insurance companies. Owing to the presidential election on 4 November 2008, when the House of Representatives and parts of the Senate are also elected, a decision on these two bills is not to be expected until 2009 at the earliest.

The insurance supervisors of the individual US states, organised under civil law as the National Association of Insurance Commissioners (NAIC), have also made proposals for the further development of the existing system, according to which supervision at individual state level would be simplified – for example, only one supervisory authority would have responsibility for one foreign reinsurer. In this context, particular consideration would be given to the financial strength of the reinsurer on the basis of its rating.The NAIC proposals are problematic in that they would need to be implemented in all US states, and that individual US states have no legal possibility to conclude contracts with other countries.

If a federal supervisory authority existed, however, it would be possible to conclude legally binding international agreements on the supervision of insurance companies. Consequentially, a federal solution would be preferable from the perspective of a reinsurance company with global operations.

Munich Re welcomes the opening of the Brazilian reinsurance market, which has functioned as a monopoly until now.The country's supervisory authority (SUSEP) recently published the implementing provisions for deregulation, which will enter into full force in mid-April 2008. As a result, reinsurance business can be written directly with primary insurance companies from April 2008 onwards.The opening of the market provides us with the opportunity to play an important role in shaping reinsurance through a strong local presence. Our aim is to tap a substantial share of the reinsurance market to generate business. Munich Re has therefore decided to operate a reinsurance subsidiary in Brazil.

Business performance

Overview and key figures

- Excellent consolidated result of €3.9bn
- Return on risk-adjusted capital (RORAC) of 20.2% after tax
- Planned dividend increase to €5.50 per share

Return on risk-adjusted capital



24%
21%
18%
15%
12%
9%
6%
3%
2005
2006
2007

— RORAC
— Target

Consolidated result



4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
2005¹
2006
2007

— Consolidated result in €bn
— Averaged result target in €bn

[1] No result target was published for 2005.

Dividend



1,150
1,100
1,050
1,000
950
900
850
800
750
700
650
5.50
5.25
5.00
4.75
4.50
4.25
4.00
3.75
3.50
3.25
3.00
2005
2006
2007

— Total dividend payout in €m
— Dividend amount in €

The Munich Re Group's business performed very successfully in the past year. With an excellent **consolidated result** of €3.9bn, we easily surpassed our original target corridor of €2.8–3.2bn, which we raised to €3.5–3.8bn at the half-year stage. We thus posted a record profit for the fourth year in a row. Our **return on risk-adjusted capital (RORAC)** amounted to 20.2% after tax, markedly exceeding our long-term target of 15%. This was achieved through very good underwriting results from our primary insurers and reinsurers and through MEAG's successful asset management. Also of significance were high gains on the disposal of real estate and shares, and a one-off tax effect from the German Business Tax Reform Act 2008.

Given the new record result, Munich Reinsurance Company's Board of Management will propose to the Annual General Meeting that the **dividend** be increased to €5.50 (4.50) per dividend-bearing share. As a consequence we will, as announced, distribute a total of €1.1bn (1.0bn) to our shareholders. This represents 28% of the IFRS consolidated result – well above the minimum 25% envisaged. We continue to pursue our active capital management by buying back shares. In 2007, as part of our Changing Gear growth programme, we repurchased 17.7 million Munich Re shares worth €2.3bn, some €1.6bn of this since the Annual General Meeting on 26 April 2007. We already completed the share buy-back programme of €2bn launched in January 2008 after the 2007 Annual General Meeting. This means that since the start of the share buy-backs, we have returned a total of around €3bn to our shareholders in addition to dividend payouts. As previously announced, we intend to repurchase further shares with a volume of around €3bn by the end of 2010, at least €1bn of this by the Annual General Meeting in 2009.

For the reporting on individual fields of business, the following principle applies: volumes and results that derive from business within a segment are eliminated, whereas figures that derive from business with companies from other segments (e.g. intra-Group reinsurance cessions from primary insurers to reinsurers) are included in the data. Where the information relates to national accounting law, this is mentioned specifically.

Key figures

		2007	2006	2005	2004	2003
Gross premiums written	€bn	37.3	37.4	38.2	38.1	40.4
Combined ratio						
Reinsurance property-casualty	%	96.4	92.6	111.7	98.9	96.5
Primary insurance property-casualty	%	93.4	90.8	93.1	93.0	96.4
Result before amortisation and impairment losses of goodwill	€m	5,089	5,481[1]	4,150	3,369	1,971
Operating result	€m	5,078	5,477[1]	4,143	3,025	1,284
Consolidated result	€m	3,937	3,519[1]	2,751	1,887	−468

[1] Adjusted pursuant to IAS 8.

Result

In the year under review, we improved our **consolidated result** for the fourth year in succession, increasing it by €418m to an outstanding €3.9bn (3.5bn). The largest contribution came from the property-casualty reinsurance segment, with €2.6bn (2.1bn). The Group's **operating result** decreased slightly by 7.3% to €5.1bn (5.5bn).

Reinsurance performed very satisfactorily in 2007, even though we were affected by considerably more large losses from natural catastrophes than in the previous year, prime examples being Winter Storm Kyrill, a series of severe weather events in New South Wales, Australia, the floods in the UK, and Hurricane Dean. Thanks to good results in our underwriting business, high gains on investments, and one-off income of around €287m from the German Business Tax Reform Act 2008, we comfortably surpassed our profit target of €2.3–2.6bn for the year with a total of €3.3bn. In the property-casualty segment, business experience was very positive overall. Rates have declined marginally in recent renewals, owing to continuing competitive pressure, but we have nevertheless firmly adhered to risk-adequate prices, terms and conditions. Despite the significantly heavier claims burden of 5.0% (1.3%) from natural catastrophes, we posted a combined ratio of 96.4% (92.6%), well within our target of 97%. The even lower figure of the previous year was the result of exceptionally low claims expenditure, partly due to chance. The life and health segment recorded a good result, improving on the previous year's level, mainly thanks to the very good profit achieved by the Life Division. The European Embedded Value (EEV) of our life reinsurance business increased by €0.7bn to €6.7bn.

Primary insurance again contributed substantially to the Group's success, outperforming our result target of €600–750m for the year by a considerable margin. Good business development and an excellent investment result were assisted by one-off income of around €120m from the German Business Tax Reform Act 2008. Altogether, we maintained our consolidated result in primary insurance at the high level of €984m. In property-casualty insurance including legal expenses business, we succeeded in achieving a combined ratio which, at 93.4%, was below our target of 95%, despite the high claims costs from Winter Storm Kyrill in the first quarter. A further fall in the expense ratio played an appreciable part in this achievement. The life and health segment also posted a good result. European Embedded Value (EEV) for our life insurance business and our German health insurance increased to €5.4bn (4.2bn). This benefited from the strong new business as well as the capital-market development and the German business tax reform.

The **investment result** included in the primary insurance and reinsurance figures contributed €9.3bn (9.0bn) to the Group result before participation of policyholders and tax, 3.3% more than in the previous year. At 5.2%, the return on investment (based on the average investment portfolio at market values) was well above our long-term target of 4.5%. Key factors in this very gratifying performance were the increase in regular investment income to €8.1bn (7.8bn), owing to higher average returns on our fixed-interest securities, and the rise in net gains on disposals to €2.8bn (2.6bn), which is due in particular to the active management of our real-estate and equities portfolios.

The lower **tax expenses** of €808m (1,648m), or 17.0% (31.9%) of the pre-tax profit, reflect the positive one-off effect of the German BusinessTax Reform Act 2008, which results in a change in valuation of deferred taxes for the German Group companies due to the lower tax rate applicable in Germany as from 1 January 2008.This change produces tax income of €425m for the Munich Re Group.

Premium

Approximately 54% of our **Group premium income** was earned from reinsurance and 46% from primary insurance. Whereas in reinsurance we operate on a global basis, in primary insurance 76% of our premium comes from the German market. But in both fields of business, the share of premium from outside Germany is increasing appreciably, a trend due not only to organic growth but also to selected acquisitions in growth markets.

As part of our **initiative for profitable growth** in reinsurance, we concluded an agreement with US primary insurer Midland in mid-October to acquire 100% of Midland's shares for a purchase price of around US$ 1.3bn (€0.9bn).The acquisition still requires the approval of Midland's shareholders and various authorities, but we expect the transaction to be completed in the second quarter of 2008. Midland is a provider of specialty insurance in such niche segments as the insurance of manufactured housing and motorhomes. With gross premium income of US$ 966m (€832m) and low combined ratios, Midland is one of the leading US specialty insurers.The company is excellently positioned, owing to its various distribution channels and presence in 50 states, and gives us sustained opportunities for selling our specialist products for commercial risks.

In **reinsurance**, gross premiums written in 2007 show a decrease of 3.1% to €21.5bn (22.2bn), particularly due to the strength of the euro against many other currencies. If exchange rates had remained the same, premium volume would have increased by 1.5% compared with the previous year.

In the life and health segment, premiums fell by 4.8% to €7.3bn (7.7bn), or by 1.2% when adjusted to eliminate currency translation effects. A major contributory factor was the scheduled reduction of large-volume individual reinsurance treaties with weak margins.

Premium in our property-casualty reinsurance fell slightly to €14.2bn (14.5bn) and showed an increase of 2.9% after adjustment for currency translation effects. Cycle management, underwriting discipline, client focus and leading know-how continue to provide the foundations for our good results. Rates in recent renewals have fallen slightly as a result of persistent competitive pressure, but we continued to adhere to risk-adequate prices, terms and conditions. We consistently refrain from participating in business that does not meet our stringent profitability requirements and aim to expand special segments with strong margins. Although reinsurance capacities increased, we were able to obtain attractive terms and conditions for both new business and renewals.

In **primary insurance**, gross premiums written grew by 3.2% compared with the previous year, thus meeting our expectations of €17.0–17.5bn. The increase was especially prominent in our international business, above all in property-casualty insurance and in the health segment.

The growth engine in 2007 was again health insurance, which expanded its premium volume by a substantial 4.2% to €5.3bn (5.1bn), thanks to further marketing successes with supplementary insurances and in German comprehensive health cover. In the property-casualty segment, premiums rose by 9.6% to €5.7bn (5.1bn), boosted by the integration of the Turkish insurance group İsviçre, which we acquired in the previous year, as well as by positive development in Poland and the Baltic states. But even adjusted to exclude İsviçre, premiums showed growth of 4.2%. Gross premiums written in life insurance were down 2.7% to €6.3bn (6.5bn), mainly because of the termination of a high number of policies in Germany. New business production was lower in the first half-year than in the same period of the previous year, which had benefited from a one-off increase triggered by the third subsidisation stage for Riester policies. However, we were able to almost compensate for this with very pleasing development in the third and fourth quarters. Were it not for the one-off effect from the previous year, new business would have shown a 9.5% increase. The growth in new business was primarily attributable to unit-linked life insurance, but we also made good headway with company pension schemes.

Share of reinsurance and primary insurance – life and health and property-casualty – in Group premium income[1]


Life and health
Property-casualty
Life and health
Property-casualty
2007
17.7%
36.0%
31.2%
15.1%
100%
Reinsurance 53.7%
Primary insurance 46.3%
2006
18.5%
36.8%
31.0%
13.7%
100%
55.3%
44.7%
2005
18.2%
35.9%
32.3%
13.6%
100%
54.1%
45.9%
2004
17.3%
36.7%
32.4%
13.6%
100%
54.0%
46.0%
2003
14.6%
41.8%
31.0%
12.6%
100%
56.4%
43.6%
Reinsurance
Primary insurance

[1] After elimination of intra-Group transactions across segments.

Percentage of premium from foreign business[1]


2007
80.6%
19.4%
Total 58.1%
2006
82.9%
17.1%
Total 57.3%
2005
84.3%
15.7%
Total 54.5%
2004
84.2%
15.8%
Total 54.0%
2003
86.2%
13.8%
Total 54.8%
Reinsurance
Primary insurance

[1] After elimination of intra-Group transactions across segments.

Group premium income

€bn	2007	2006	2005	2004	2003
Reinsurance	21.5	22.2	22.3	22.4	24.8
Primary insurance	17.3	16.7	17.6	17.5	17.6
Consolidation	-1.5	-1.5	-1.7	-1.8	-2.0
Total	**37.3**	**37.4**	**38.2**	**38.1**	**40.4**

Events after the balance sheet date

Under the share buy-back programme decided on by the Munich Re Board of Management in the second quarter of 2007, we repurchased a further 3.4 million Munich Re shares with a volume of €444m after the balance sheet date up to 23 January 2008.

In addition, in February 2008, we sold 1.3 million put options on Munich Re shares for the share buy-back programme adopted by the Board of Management on 29 January 2008. The options will expire in October 2008 and, if exercised, will result in a buy-back volume of €149m.

Munich Re has launched a bond programme amounting to US$ 1.5bn with which so-called extreme mortality risks can be placed on the capital market. A first tranche of US$ 100m has now been placed with investors at a price of 1.35% above the three-month LIBOR. This transaction is designed to protect the Munich Re Group against large losses that might result from an exceptional rise in mortality rates after major pandemics or similar events. The programme is such that Munich Re can launch further tranches at short notice, e.g. in response to increased demand for capacity from its reinsurance clients.

Reinsurance

– Outstanding result despite high claims costs in property-casualty
– Good business development and excellent result in life and health

Key figures

		2007	2006	2005	2004	2003
Gross premiums written:						
Life and health	€m	7,299	7,665	7,811	7,540	6,876
Property-casualty	€m	14,224	14,551	14,547	14,857	17,919
Loss ratio health	%	72.0	68.5	62.3	65.6	65.7
Loss ratio property-casualty	%	67.9	64.7	83.5	71.2	69.6
Thereof natural catastrophes	Percentage points	5.0	1.3	19.4	5.0	1.8
Expense ratio health	%	26.4	27.8	30.7	30.9	30.5
Expense ratio property-casualty	%	28.5	27.9	28.2	27.7	26.9
Combined ratio health	%	98.4	96.3	93.0	96.5	96.2
Combined ratio property-casualty	%	96.4	92.6	111.7	98.9	96.5
Consolidated result life and health	€m	725	561	977	432	262
Consolidated result property-casualty	€m	2,589	2,134	420	1,234	1,370

The Munich Re Group operates in virtually all classes of reinsurance. We offer a full range of products – from traditional reinsurance to innovative solutions for risk assumption.

Until 31 December 2007, our reinsurance business was divided between seven divisions. Life; HealthCare; Europe and Latin America; Germany, Asia Pacific and Africa; North America; Corporate Underwriting/Global Clients; and Special and Financial Risks.

Marketing

As reinsurers, we write our business predominantly in direct collaboration with the primary insurers, but also via brokers. This includes business offered to us by industrial clients through their captives or risk retention groups (alternative market business).

Overview and key figures

In the year under review, the Munich Re Group's reinsurance business performed very favourably overall. Unlike in 2006, when we were largely spared severe natural catastrophe losses, the loss ratio for 2007 included 5.0 (1.3) percentage points attributable to natural catastrophes. Winter Storm Kyrill in Europe, the series of severe weather events in Australia (the "Queen's Birthday Storm"), the floods in the United Kingdom, and Hurricane Dean, which swept across the Caribbean, had an especially negative impact. Despite the increased natural catastrophe losses in the financial year, we nevertheless achieved a very good combined ratio of 96.4% (92.6%).

Besides this, we recorded a good performance in life and health business and an excellent investment result. We were thus able to clearly surpass our targets, not least because we remained true to our underwriting principle of "profit before growth".

Other major success factors include our risk management and our models for evaluating loss potentials, whose continual refinement has top priority for us.

With this range of tools, we can determine risk-adequate prices and conditions on a sustained basis. Given the still very attractive market conditions in natural catastrophe business, the Munich Re Group's overall liability for such covers remains at a virtually unchanged level.

Result In the past year, the reinsurance segments life and health and property-casualty accounted for €0.7bn (0.6bn) and €2.6bn (2.1bn) of the consolidated result respectively. The overall profit for reinsurance was thus 23.0% higher than in the previous year. By the end of the year under review, the tax income of €314m projected in our third quarterly report for the reinsurance segment for the whole of 2007 as a result of the German business tax reform had declined to €287m. The main reason for this reduction is that some of the deferred tax liabilities at 30 September 2007 were for investments that were subsequently sold in the fourth quarter. An opposite one-off effect of €99m resulted from the write-down of deferred tax assets involving loss carry-forwards at our subsidiary Munich American Reassurance Company. Our operating result in the property-casualty segment is outstanding, in spite of the higher burden from natural catastrophes. Coupled with a first-rate result in life and health business and an excellent investment result, it meant that our overall operating result for reinsurance showed only a slight reduction of 5.6% to €4.2bn (4.4bn).

Reinsurance result

€m	2007	2006	2005	2004	2003
Operating result	4,159	4,408	2,389	2,642	2,606
Consolidated result	3,314	2,695	1,397	1,666	1,632

Premium At €21.5bn (22.2bn), our premium volume in the financial year declined marginally, mainly due to negative currency translation effects. If exchange rates had remained unchanged, our premium income would have been 1.5% higher. Approximately €15bn, or 70%, of the premium was written in foreign currency, of which 44% was in US dollars and 16% in pounds sterling. We transacted roughly 30% of our premium volume in euros.

As in the past, we continued to adhere strictly to our underwriting policy of risk-adequate prices, terms and conditions.

About 34% of our total premium income emanated from life and health and 66% from property-casualty business.

Gross premiums by segment

€m	2007	2006	2005	2004	2003
Life and health	7,299	7,665	7,811	7,540	6,876
Property-casualty	14,224	14,551	14,547	14,857	17,919
Total	**21,523**	**22,216**	**22,358**	**22,397**	**24,795**

Life and health

- Life: Excellent result despite decline in premium volume
- Health: Slight increase in premium income with good potential for continued growth

Key figures

		2007	2006	2005	2004	2003
Life						
Gross premiums written	€m	5,959	6,356	6,491	6,119	5.461
Health						
Gross premiums written	€m	1,340	1,309	1,320	1,421	1,415
Combined ratio[1]	%	98.4	96.3	93.0	96.5	96.2

[1] Excluding health insurance conducted like life insurance.

At €7.3bn (7.7bn), gross premiums written in life and health reinsurance were below the previous year's level, mainly because of currency translation effects and the scheduled reduction of large-volume individual reinsurance treaties. Adjusted to eliminate the effects of changes in exchange rates, premium income fell by only 1.2%.

The operating result of €1,091m (922m) and the consolidated result of €725m (561m) experienced an increase, the main reason being the favourable development in life. The market-consistent European Embedded Value of total life reinsurance business rose to €6,662m (5,962m), overall earnings growing by €859m (578m). At €277m, the value added by new business was also much higher than in the previous year (€228m).

Life With a gross volume of €5,959m, premium revenue in life reinsurance decreased (–6.2%) compared with the previous year (€6,356m). This is primarily linked to the reduction of several high-volume reinsurance treaties and to currency translation effects (in particular the decline in the US dollar). We expect fundamental growth impulses for our new business in future from such developments as the restructuring of the European solvency regime (Solvency II), the continuing privatisation trends in old-age and disability provision, and the dynamic expansion of the insurance markets in Asia and Eastern Europe.

As in prior years, the trend towards pension insurance was maintained in **Germany** in 2007. Riester and Rürup pension products proved increasingly popular. The sale of endowment insurance, by contrast, has been stagnating since the tax advantage granted on these policies was abolished at the end of 2004.

The slight reduction of €176m in our premium volume to €1.1bn (1.3bn) resulted exclusively from the scheduled reduction of a quota share treaty which, whilst large in volume, was not a high earner owing to the low risk exposure involved. For the next few years, we expect business to grow again. New business in 2007 remained at around the same level as in the previous year, although the number of disability risks increased in relation to the volume of mortality business. As the market leader, Munich Re has been continually expanding this growth segment thanks to its competence and suitable products.

Our clients are currently preparing for the reform of the German insurance contract law and the EU insurance mediation directive, and we are supporting them in doing so. Moreover, biometric evaluations, actuarial advice and medical underwriting are playing an increasingly significant role. Our competence as an international reinsurer is also in great demand when it comes to developing innovative covers in term insurance (where preferred lives products are on the advance), hedging investment risks and providing long term care annuity insurance.

In the **USA**, our subsidiary Munich American Reassurance Company (MARC) increased its gross premiums slightly to US$ 1.7bn (1.6bn) in a contracting life reinsurance market, thus maintaining its position among the leading life reinsurers. MARC expects to achieve further dynamic growth even if opportunities in traditional business remain limited in light of the continuing decline in the amount of business ceded by insurers. Its strategic focus is to create added value in the area of pure mortality covers and to expand our strong position in the field of disability and long term care products. Given favourable mortality results for the traditional business and the strong performance of disability and long term care covers, the operating result rose again appreciably to US$ 145.5m (54.7m). Despite these positive results, the overall result was negative due to the one-time impact on tax expenditure of US$ 144m resulting from the write-down of a deferred tax asset involving loss carry-forwards.

Our branch in **Canada**, Munich Reinsurance Company Canada Branch (Life), continues to lead the life reinsurance market, with a strong presence not only in individual and group life but also in disability, critical illness and long term care business. It remains one of our largest life reinsurance units and was able to post a very satisfying result in 2007. Premium income in 2007 fell to €1.2bn (1.5bn) on account of the strength of the euro over the course of the year and the scheduled reduction (to be concluded in 2008) of a large-volume reinsurance treaty. For 2008, we expect our Canadian operations' result to grow even further.

With a gross premium volume of €1.0bn (1.0bn), our branch in the **United Kingdom** kept its premium income and market share stable compared with the previous year. Despite continuing pressure on the prices of pure mortality covers, we succeeded in writing similar new business volumes to the previous year, whilst maintaining acceptable margins. Since we are adopting an even more client-centric approach and being innovative in our risk selection, we have retained our competitive edge. In autumn 2007, we paid €49m to acquire a 100% stake in Allfinanz, a software company specialised in generating life primary insurance policies. The combination between our underwriting expertise and Allfinanz's strength in new business policy processing will enable our clients to optimise their handling of new business and reduce their marketing costs. Our expectation of this investment is that it will not only generate attractive returns on our shareholding but also allow us to significantly expand our profitable new business.

With its sustained robust economic growth, **Asia** is of ever-increasing importance. This fact is also reflected in the development of our reinsurance business, which grew by 4.4% in 2007. As we expect more positive impulses from this region in future, Munich Re expanded its local presence in 2007. A newly established regional centre of competence and management in Singapore will enable us to respond to the requirements and business opportunities of the individual markets even more flexibly and quickly.

In addition to pursuing our growth initiatives launched in China and India, we are systematically stepping up our activities in Korea and Japan, Asia's largest insurance and reinsurance markets. In 2007, we wrote reinsurance treaties with a premium volume of €46m in Korea, where our average annual growth over the past three years has amounted to around 121%. In Japan too, we still see potential that we are intent on developing.

Besides traditional reinsurance, our Retakaful Branch in Kuala Lumpur, Malaysia, has been offering Family Retakaful contracts compliant with Shari'ah principles (as an alternative to life reinsurance) since 2007. We are thus one of the first major reinsurers in this market segment.

All in all, we are proceeding on the assumption that our initiatives in Asia will generate growth that is well above average, which we are ideally positioned to manage in view of our greater regional presence.

Our subsidiary Munich Reinsurance Company of Australasia (MRA), which writes life reinsurance business in Australia and New Zealand, posted a rise in premium income to €192m (152m) in 2007, whilst maintaining excellent profit margins in new business.

On the African continent, our subsidiary Munich Reinsurance Company of Africa (MRoA) consistently adhered to its strategy of growth and diversification, and succeeded in increasing premiums in original currency by 8.6%. Including the effects of exchange-rate changes, however, premium income was down 4.8% to €79m due to the strength of the euro. Even if the basis is currently low, the African market offers above-average growth opportunities in the medium term.

HealthCare

The global healthcare market with its segments "financial protection", "health services" and "provision of care" offers more growth opportunities than virtually any other sector. Growth in our core business of risk-carrying is particularly promising. Two main factors are stimulating higher demand here: healthcare is gaining in significance, and healthcare systems worldwide are undergoing further liberalisation and privatisation. As the world's leading provider in this field, with a product portfolio that integrates reinsurance and services in the International Health segment, Munich Re is well prepared for these developments.

The USA remains by far the largest single market for us, but we expect strong growth mainly in the Gulf region and Asia.

Although we terminated several large treaties for which we were not able to realise our pricing expectations and treaty conditions, premium income in health in the year under review experienced a marginal year-on-year increase to €1.3bn owing to new business and organic growth.

The combined ratio rose to 98.4% (96.3%), mainly due to the result situation in the **USA,** where a client relationship (that has in the meantime been terminated) performed poorly and the important segment of employer stop-loss covers produced cyclically narrower margins.

With the acquisition of Cairnstone, a leading provider of employer stop-loss products, we have created the strategic and operational conditions required for covering even more elements of the value chain and thus quickly returning to adequate margins (for details on the acquisition of Cairnstone, please see page 176 f.).

With a total premium volume of €448m, the USA and our US subsidiary Munich Re America continues to account for the largest share of our health reinsurance business. Changes in legislation, such as the Medicare Modernization Act, are opening up profitable new fields of growth for insurance and reinsurance.

By acquiring the US health insurer Sterling Life Insurance Company ("Sterling") in Bellingham, Washington, we are securing effective access to the US growth market for seniors. The transaction is expected to be completed in the first quarter of 2008. Sterling is one of the leading health insurance providers for the 65+ and 50+ age groups. The company fits in perfectly with our US strategy and strengthens our competence as a global provider of integrated health management solutions.

In **Germany**, the health reform debate was finally concluded at the beginning of 2007. The division of the German health insurance market into statutory and private health insurance will be maintained. A key point of the health reform is the health fund. It will be introduced on 1 January 2009 and will affect statutory health insurance. The new financing model will give rise to stronger competition. Altogether, it looks as if the market will become more dynamic, not only in statutory health insurance but also – as a result of the law to strengthen competition – in the market for private cover. We see an increasing need for innovative reinsurance solutions that meet the new challenges of risk management, and expect that attractive growth opportunities will successively present themselves.

Premium volume in the year under review increased moderately to €250m (243m) due to the organic growth of a large-volume treaty.

The **Gulf states** remain another highly promising growth region for health insurance. Munich Re has been active in this market for several years now, with managed care service companies that support our clients in risk management and the assumption of insurance risks. The specialist health primary insurer DAMAN, established by Munich Re in Abu Dhabi in 2005, commenced operations in mid-2006. It has been growing profitably and has in the meantime become a leading provider in the market. At the end of 2007, it had a portfolio of 900,000 (250,000) policyholders and €64m in premium income. We are the exclusive reinsurer and expect DAMAN to continue developing positively. It is likely that more Gulf states will privatise their health markets in future, giving a further boost to our health reinsurance business. In 2007, our premium volume in the Gulf states more than doubled to €120m (49m), contributing a share of 9.0% (3.7%) to the health segment's premium volume.

A number of **other markets**, such as the United Kingdom, the Netherlands, and Italy, plus China and other Asian countries, form part of the health segment's overall picture. To limit the political and economic risks of our business, we are consciously aiming for a broad regional spread of our activities.

Property-casualty

- Excellent result of €2,589m
- Very good combined ratio of 96.4%

In 2007, we achieved an excellent result in property-casualty business. As in previous years, the profitability of our basic business was at a very high level. The burden from major loss events remained moderate overall, despite the increased number of natural catastrophe losses.

Result Our outstanding underwriting result and gratifying investment result enabled us to post an excellent operating profit of €3,068m (3,486m) and a consolidated result of €2,589m (2,134m). Favoured by the German business tax reform, expenditure for taxes on income fell to €287m (1,191m) in the financial year. The earnings capacity of our reinsurance business continues to be high, a fact that is reflected in the very good combined ratio of 96.4% (92.6%) and further underscored by the combined ratio of 91.4% (91.3%) adjusted for the effects of natural catastrophe losses. These totalled €673m (177m), representing 5.0 (1.3) percentage points of the combined ratio. In the first quarter of 2007, Winter Storm Kyrill gave rise to heavy losses particularly in Germany, but also in the United Kingdom, the Benelux countries, Austria, Poland, the Czech Republic, and to a lesser degree, Switzerland. Munich Re's total burden in reinsurance alone was €390m.

Extensive damage was also wreaked by a series of severe weather events in New South Wales, Australia, in June 2007. The main loss event, the Queen's Birthday Storm, which raged from 8 to 10 June, was one of the costliest in Australia's history, affecting our result to the tune of €61m. The floods in the United Kingdom, which resulted in heavy losses in June and July 2007, also had a negative impact, costing us a total of €57m.

The 2007 hurricane season in the North Atlantic was mercifully mild. Only Hurricane Dean caused insured market losses of around €700m in August in the Caribbean – most notably Jamaica – and Mexico. Our share of the loss totalled €20m.

At €667m (677m), man-made major losses were above the long-term average. The three largest individual claims were registered in space business as a result of the loss of three satellites. Our expenditure for these claims came to €105.4m.

Combined ratio by property-casualty division

%	2007	2006	2005	2004	2003
Germany, Asia Pacific and Africa	106.0	94.2	90.6	96.7	88.0
Europe and Latin America	95.0	97.8	102.8	97.0	101.5
North America	96.8	96.9	134.0	119.3	99.1
Special and Financial Risks	83.8	81.1	110.5	78.9	92.9
Corporate Underwriting/Global Clients	95.2	88.1	126.0	94.0	98.0

The combined ratios recorded by the individual divisions largely remained at the same satisfying level as in the previous year.

0.1 (1.4) percentage points of the combined ratio were attributable to retrocession cover for the whole reinsurance group – business which is fully accounted for in the Special and Financial Risks Division.

In the Germany, Asia Pacific and Africa Division, the combined ratio deteriorated to 106.0% (94.2%), owing to a sharp increase in natural catastrophe losses in this division. Adjusted for the effects of major losses, however, it was almost unchanged at 91.6% compared with the previous year (90.1%). Natural catastrophe losses accounted for €303m, equivalent to 10.5% of net earned premiums.

In Corporate Underwriting/Global Clients, we registered a 7.1% increase in the combined ratio, but it still amounted to an excellent 95.2%. The difference is due to the below-average combined ratio of 88.1% in 2006 and the higher costs for natural catastrophes. Besides this, we have made provision for the whole Group for the D&O and professional indemnity losses that could result from the subprime loan crisis.

Premium

The renewal negotiations in 2007 showed the reinsurance markets to be stable, although gross premiums written reduced to €14.2bn (14.6bn). The structure of the portfolio experienced a further shift towards non-proportional reinsurance. Market players' risk awareness was high and led to realistic estimates of potential losses which, when combined with suitably ambitious profit margins, resulted in adequate prices. As in the past, we systematically refrained from writing business that did not meet our requirements for risk-adequate prices, terms and conditions.

The strength of the euro, particularly against the US dollar, impacted premium income with €750m compared with the previous year.

Gross premiums written in property-casualty

€m	2007	2006	2005	2004	2003
Germany, Asia Pacific and Africa	2,917	2,881	3,052	2,683	3,024
Europe and Latin America	3,861	3,526	3,296	3,366	3,901
North America	2,215	2,539	2,672	3,178	3,987
Special and Financial Risks	1,608	1,945	2,031	2,044	2,284
Corporate Underwriting/Global Clients	3,536	3,558	3,359	3,464	4,552

Gross premiums by class of business

€m	2007	2006	2005	2004	2003
Liability	2,227	2,394	2,561	2,606	3,444
Accident	547	713	1,052	1,080	1,293
Motor	2,643	2,913	2,671	2,890	3,186
Marine, aviation, space	1,730	1,751	1,654	1,609	1,742
Fire	3,932	3,763	3,701	3,775	4,874
Engineering	1,286	1,239	1,299	1,281	1,393
Credit insurance	710	688	695	645	905
Other classes of business	1,149	1,090	914	971	1,082
Total	**14,224**	**14,551**	**14,547**	**14,857**	**17,919**

Prices in the main classes of fire and liability largely stayed at a good level and resulted in gross premiums remaining constant. Prices, especially for claims-free treaties, came under greater pressure. In motor reinsurance, premium volume declined, mainly because of the developments in primary insurance premiums and the reduction of a major proportional quota share treaty.

Trends in selected markets and at our subsidiaries

The business of our **global clients**, which in 2007 was accounted for by our CUGC Division, developed favourably. Although we reduced a high-volume quota share treaty worth several hundred million euros, we succeeded in keeping our premium volume constant at €3,536m by acquiring new business and increasing our shares in existing reinsurances. Our overall claims burden was below average, and we posted a good underwriting result of €151m with a combined ratio of 95.2%.

Despite the strong euro, premiums in the **United Kingdom** totalled €3.0bn and thus remained at virtually the same level as in the previous year (€3.1bn), also owing to the expansion of managing-agent business, particularly in the property classes of business. The acquisition of the Bell & Clements Group, which will provide us with profitable growth in niche business in the United Kingdom and the USA, also contributed to this increase. Premium volume in traditional reinsurance was maintained, despite growing competition. Treaties with inadequate prices, terms and conditions had already been terminated in previous years. The result remained within the expected range, despite being burdened by flood losses in the United Kingdom. We are proceeding on the assumption that, with our specialist knowledge in many different areas and our innovative approaches to business, we will be able to retain our leading market position in future.

In **Germany**, premium income dropped to €2.2bn (2.5bn), the reasons being mergers between our cedants, lower original rates charged by primary insurers and higher retentions among our clients. In isolated cases, we withdrew from business where our requirements with regard to risk-adequate prices, terms and conditions could not be realised.

In 2007, we recorded substantial major-loss expenditure of €171m (59m), an increase due almost entirely to Winter Storm Kyrill (€146m). In motor reinsurance, the class of business with the largest premium volume, pressure on rates persisted on a broad front. Reinsurance premium volume declined throughout the market and the margins narrowed. As a consequence, we further reduced our proportional business for 2007 and put strong emphasis on quality in business renewed for 2008.

For 2008, the premium income level was virtually unchanged. Price erosion owing to the restructuring of the ERGO subsidiaries' reinsurance programme was compensated for by significant increases in premium volume with external clients. Moreover, we expect innovative solutions to generate new business potential in the medium term.

The decrease in our premium from **Greater China** largely resulted from proportional industrial business in the People's Republic, where we adhered to our profit-focused underwriting policy in the face of a fall in the original rate level. The very positive result of €86m in this field of business endorses our maxim of profit before premium growth. In 2008, we have been able to increase premium volume in China at risk-adequate prices, benefiting from the strong local market growth.

Premium volume in **Australia** and **New Zealand** grew by 17.4% year on year to €431m (367m), mainly owing to the successful acquisition of new business from strategically important partners.

The Australian market continued to consolidate in 2007. What is more, the capitalisation and retentions of the Australian primary insurance companies' remained at a high level, limiting the potential for further expansion of our reinsurance business. After the excellent results achieved by insurers and reinsurers in the years 2002 to 2006, price erosion and an accumulation of natural catastrophes – including the storm in New South Wales – had a strong impact on the 2007 result.

The premium income of our subsidiary in **Italy,** which operates in property-casualty, health and life business, was down 5% to €608m, primarily because we lowered our participation in a large-volume proportional non-life treaty. In contrast to the gross loss ratio, which improved from 70.9% in 2006 to 68.6% in 2007, the net loss ratio shown deteriorated from 66.8% in 2006 to 71.2% in 2007. This is mainly due to the structure of retrocessions to Munich Re, where the higher a loss is, the greater the percentage that is ceded.

By reducing our administration expenses, we were able to partially offset the increase in the loss ratio, which was mainly due to some major losses in property lines. The annual result showed another improvement.

Münchener Rück Italia

		2007	Prev. year
Gross premiums written	€m	608	642
Life and health	€m	124	115
Property-casualty	€m	484	527
Net earned premiums	€m	332	305
Life and health	€m	122	90
Property-casualty	€m	210	215
Loss ratio property-casualty	%	71.2	66.8
Expense ratio property-casualty	%	28.9	31.2
Combined ratio property-casualty	%	100.1	98.0
Result for the year	€m	30.7	22.8
Investments	€m	1,644	1,579

Our Swiss subsidiary **New Re,** which in traditional reinsurance focuses on non-proportional covers and writes a considerable amount of natural catastrophe business, remained stable at a profitable level. New Re's premium volume increased distinctly to Sfr 1,241m (1,007m), mainly due to life and health business. Its profit showed a similar development. The reduction in the reported profit for the year is attributable to an effect in the previous year, which had had a one-off positive impact.

The underwriting result was negatively influenced on the property-casualty side only by Winter Storm Kyrill. Benefiting from the consistently profit-focused underwriting and releases of provisions from prior years, the combined ratio amounted to a very good 85.8% (96.8%).

New Reinsurance Company[1]

		2007	Prev. year
Gross premiums written	Sfr m	1,241	1,007
Life and health	Sfr m	647	455
Property-casualty	Sfr m	594	552
Net earned premiums	Sfr m	1,188	974
Life and health	Sfr m	632	443
Property-casualty	Sfr m	556	531
Loss ratio property-casualty	%	68.3	82.2
Expense ratio property-casualty	%	17.5	14.6
Combined ratio property-casualty	%	85.8	96.8
Result for the year	Sfr m	227.3	299.4
Investments	Sfr m	4,387	4,066

[1] Financial statements in accordance with national accounting law.

Munich Re America's gross premiums written of US$ 3,571m for 2007 were down 5.0% on 2006. The decline is primarily attributable to Munich Re America's continued adherence to pricing and underwriting discipline and to softening market conditions. The loss ratio of 87.0% (125.6%) improved significantly, reflecting the moderate expenditure for natural catastrophe losses, mainly due to the absence of severe hurricane losses.

We have redefined the strategy for our US business and decided to combine Global Clients and North America in one division reporting to a single Board member. This will enable us to manage our client accounts more efficiently. For further information on Munich Re America's strategic orientation, we refer to the strategy section on page 40 ff. of this report.

Munich Re America

		2007	Prev. year
Gross premiums written	US$ m	3,571	3,759
Life and health	US$ m	638	732
Property-casualty	US$ m	2,933	3,027
Net earned premiums	US$ m	2,397	2,532
Life and health	US$ m	615	713
Property-casualty	US$ m	1,782	1,819
Loss ratio property-casualty	%	87.0	125.6
Expense ratio property-casualty	%	29.2	21.5
Combined ratio property-casualty	%	116.2	147.1
Result for the year	US$ m	169.0	–1,034.8
Investments	US$ m	14,983	15,118

An internal analysis of the loss reserves indicates that shifts between the individual classes and accident years ultimately had a moderately positive effect on the result.

- The reserves for workers' compensation claims from the years 2001 and prior were strengthened by an amount of US$ 375m after discounting, owing to persistently high losses reported. Provisions for claims complexes based on class actions, e.g. construction defects, were also strengthened. By contrast, the other classes of business were characterised by a largely stable run-off for the years 2001 and before.

- The development of claims from the years 2002 and after was clearly positive, prompting us to reduce our ultimate-loss estimates for claims from the years 2002–2006 by US$ 500m. However, the reserves for accident years 2004 and after remained unchanged for liability classes with long settlement periods. Despite the continued favourable trend, the Board of Management has decided not to release any reserves, thereby adhering to its prudent reserving practice. Likewise, loss reserves for workers' compensation business from accident years 2002 until 2006 have been largely left unchanged.

In 2007, **Munich Reinsurance Canada Non-Life Group** – Munich Reinsurance Company of Canada (MROC) and Temple Insurance Company – continued its pattern of producing very good results, despite slightly reduced premium income.

Munich Reinsurance Canada Non-Life Group

		2007	Prev. year
Gross premiums written	Can$ m	459	480
Property-casualty	Can$ m	459	480
Net earned premiums	Can$ m	314	328
Property-casualty	Can$ m	314	328
Loss ratio property-casualty	%	53.4	47.2
Expense ratio property-casualty	%	31.0	30.1
Combined ratio property-casualty	%	84.4	77.3
Result for the year	Can$ m	88.1	101.8
Investments	Can$ m	1,554	1,631

Special and financial risks business

In **marine reinsurance,** where total premium income amounted to €1.2bn (1.0bn), by far the greatest volume of approximately €403m (318m) was generated by our Watkins Syndicate at Lloyd's in London. Owing to the positive market environment, we were able to considerably expand our portfolio in the year under review. This, together with the favourable development of claims, led to a very satisfying underwriting result of approximately €115m (–81m).

In **agricultural reinsurance,** we extended our leading position further. The business we wrote mainly comprised state-supported crop insurance programmes, a large portion stemming from the USA. Apart from this, we work closely with selected cedants in applying our global experience and competence to individual segments and regions with high growth potential. In the year under review, we achieved a good result.

Premium income in the volatile class of **aviation and space business** fell to €489m (711m). The combined ratio deteriorated to 100.4% (63.6%), of which 22.8 percentage points were due to the loss of three satellites. Adjusted to eliminate the effects of major losses, the combined ratio was nevertheless satisfactory. In aviation, the rate and premium reductions we experienced were drastic, as expected, reflecting the increased competition among a growing number of market players. We are adhering to our strategy of consistently rejecting under-rated risks. In space business, where we remain the global market leader, the major losses were also responsible for planned launches being delayed – and consequently for premium income for these being deferred – until 2008. In 2007, prices for insuring the launch and operation of satellites continued to soften but nevertheless remained at a risk-adequate level.

In **credit and bonding business,** we reinsure default risks that are related to the sale of goods and services worldwide or accepted via bonds. We again recorded an excellent underwriting profit of €97m in credit and bonding reinsurance in 2007, although gross premiums written in the year under review rose only slightly to €710m (688m). The main reason for the decrease was the lower demand for reinsurance among our European clients, which have merged to form large groups in recent years. In contrast, premiums in Asia grew on account of business expansion in China. There continued to be positive development in the growth segment "financial institutions", where we offer companies in the financial sector cover mainly for operational risks.

Our **Risk Trading Unit** places risks on the capital and retrocession markets. Besides employing the unit in our own risk management, we can use it to take advantage of further business opportunities arising from the tradeability of risk packages, especially insurance risks. In addition, we can support our clients in transferring insurance risks to the capital market. Business with structured finance products also performed well. For instance, we transferred earthquake risks in Japan to the capital market by way of securitisation: the catastrophe bond with a volume of US$ 260m issued has a spread of 2.75 percentage points above the three-month LIBOR and was placed with international institutional investors.

Our clients in the **alternative markets** segment are large international corporations. This business is handled by our subsidiary Munich-American RiskPartners (MARP), which has offices in Munich and London.

Overall, MARP's income was around the same level as in previous years.

New developments and expansion of various activities

Munich Re acquired several companies in the property-casualty segment in 2007, tapping attractive fields of business by selectively expanding into new sectors. These acquisitions support our strategy of positioning ourselves selectively in profitable niche segments and systematically expanding our primary insurance business out of reinsurance.

On 8 May, Munich Reinsurance Company acquired the **Bell & Clements Group,** which operates primarily as a successful and highly regarded underwriting manager in the USA and the UK. Founded in 1983, the group has written and managed a profitable and growing book of primary insurance business in both countries for many years via an exclusive network of intermediaries. The business that Bell & Clements currently manages for companies of the Munich Re Group and for other insurers amounts to around US$ 300m, mainly comprising property business and clearly defined commercial business with low sums insured.

In September 2007, Munich Re opened a branch in Kuala Lumpur entirely devoted to writing **Retakaful business,** the Islamic form of reinsurance based on the principles of Shari'ah law. Munich Re's Retakaful branch in Kuala Lumpur offers Shari'ah-compliant General Retakaful (as an alternative to non-life reinsurance) and Family Retakaful (as an alternative to life reinsurance). We see large growth potential in this area.

The acquisition of **MSP Underwriting,** also in October 2007, enables Munich Re to broaden its business written via Lloyd's in lines not covered by the Watkins Syndicate. MSP Underwriting writes highly profitable short-tail property business and complements our existing portfolio perfectly.

Our new **Special Enterprise Risks** unit is currently in the start-up phase. Its target clients are companies that implement a quantitative risk management system and, with increased risk awareness, develop a growing demand for risk transfer solutions, e.g. for political risks, project financing risks, pronounced cyclicality of their original business, or protection of their supply chain.

The **Caribbean Catastrophe Risk Insurance Facility** (CCRIF) is an innovative transaction that we realised in cooperation with the World Bank (see page 22 ff.). The governments of the Caribbean island states can take out insurance with the CCRIF against windstorm and earthquake. To ensure claims are settled as quickly and efficiently as possible, the CCRIF offers the Caribbean states policies with parametric triggers, which guarantee a defined monetary amount if certain criteria are met in terms of meteorological data recorded, e.g. a specified wind speed and track in the case of windstorm. Munich Re partnered and supported the project from the start and has become the CCRIF's leading reinsurer.

Primary insurance

- At €984m, consolidated result 9.3% above target
- Growth in gross premium volume of 3.2%
- Good combined ratio of 93.4%, despite heavy burden from Winter Storm Kyrill

Key figures

		2007	2006[1]	2005	2004	2003
Gross premiums written						
Life and health	€m	11,647	11,606	12,330	12,324	12,558
Property-casualty	€m	5,639	5,147	5,242	5,202	5,082
Loss ratio property-casualty	%	59.4	55.8	57.8	57.5	60.2
Expense ratio property-casualty	%	33.7	33.8	33.5	33.8	35.4
Combined ratio property-casualty	%	93.1	89.6	91.3	91.3	95.6
Combined ratio legal expenses insurance	%	94.5	95.3	99.8	98.9	99.2
Combined ratio property-casualty, including legal expenses insurance	%	93.4	90.8	93.1	93.0	96.4
Consolidated result life and health	€m	358	319	594	25	−960
Consolidated result property-casualty	€m	626	726	585	292	−131

[1] Adjusted pursuant to IAS 8.

The Group's primary insurers essentially comprise the ERGO Insurance Group, Europäische Reiseversicherung and the Watkins Syndicate.

Together, they are active in virtually all branches of life, health and property-casualty insurance. Approximately 77% of their premium income derives from Germany, the remaining 23% stemming from international business, in particular from Europe. The bulk of business is therefore transacted in euros.

Marketing

In primary insurance, we gain access to clients through multiple sales channels. **ERGO** has 21,000 self-employed insurance agents representing its brands and additionally works with brokers and strong business partners. For ERGO's tied agents – who generate half of new business – the brands of their operative insurance companies are of great significance. KarstadtQuelle Versicherungen, also a member of the ERGO Group, is Germany's most popular direct insurer. In 2007, ERGO's exclusive cooperation with HypoVereinsbank – a member of the UniCredit Group – generated new business worth €342m (342m) and produced over a quarter of the new German business in life.

To better manage the different sales channels and focus more strongly on a holistic client approach, ERGO established a Division for Sales on its Board of Management on 1 July 2007. This should enhance leverage of ERGO's enormous client potential.

Europäische Reiseversicherung works with more than 17,000 partners in the tourist industry, making it a leading provider in its sector. Travel agents and the European railways have been its main sales partners for some 100 years, although nowadays its sales channels also include major tour operators, airlines, internet platforms and hotels. Europäische Reiseversicherung is represented in all the main European countries through its international network of subsidiaries and affiliated enterprises. In recent years, it has additionally established selected partnerships on all continents.

The **Watkins Syndicate** is the largest marine syndicate in Lloyd's of London and one of the leading primary insurers in international marine business. The syndicate has a wide and efficient network: apart from its branch offices in the United Kingdom and Ireland (e.g. in Manchester, Leeds and Dublin), it also transacts business from its Hong Kong, Singapore and Dubai offices.

ERGO Insurance Group

		2007	2006	2005	2004	2003
Gross premiums written	€m	16,401	15,930	15,919	15,569	15,566
Net earned premiums	€m	14,810	14,339	14,253	13,736	13,700
Combined ratio	%	93.1	89.4	90.0	90.1	89.7
Consolidated result	€m	781	889[1]	786	236	–1,431
Investments	€m	104,258	101,853	100,193	97,001	91,370

[1] Adjusted pursuant to IAS 8.

Europäische Reiseversicherung

		2007	2006	2005	2004	2003
Gross premiums written	€m	384	359	343	316	305
Net earned premiums	€m	332	300	286	267	255
Combined ratio	%	95.2	95.3	97.1	94.6	96.4
Consolidated result	€m	8.4	4.3	2.0	10.8	5.0
Investments	€m	179	161	151	179	156

Watkins Syndicate[1]

		2007	2006	2005	2004	2003
Gross premiums written	£m	309	323	248	208	229
Net earned premiums	£m	259	208	189	172	162
Combined ratio	%	92.0	87.0	109.0	83.5	87.2
Consolidated result	£m	35	36	–11	33	23
Investments	£m	456	419	410	378	282

[1] Financial statements in accordance with national accounting law.

In the past financial year, our primary insurers' business performance was highly satisfactory. In the first six months of the year, we were able to raise our profit guidance for 2007 from the €600–750m originally aimed at to around €900m, a figure we surpassed by a further 9.3%. The consolidated result for the period January to December 2007 was a very good €984m (1,045m). This favourable development was attributable not only to our positive underwriting but also to gains on the disposal of real estate and shares. Another factor that contributed to the gratifying increase was one-off income of €120m from the 2008 German Business Tax Reform Act. This amount already takes into account the allocation of €18m to the provision for deferred premium refunds. An adverse impact resulted from the windstorm losses of €52m caused by Winter Storm Kyrill in January 2007.

Our primary insurers posted a very good operating result of €1,253m in the past financial year, although compared with the excellent previous year's figure of €1,261m, this is equivalent to a decrease of 0.6%.

In primary insurance, premium income in 2007 totalled €17.3bn (16.7bn) – a rise of 3.2%. Growth was especially apparent in international business, which received additional momentum from the Turkish İsviçre Group acquired in 2006. Gross premiums written outside Germany climbed 14.6% to €4.0bn (3.5bn), notably in property-casualty insurance and the health insurance segment. Adjusted to eliminate the effect of changes in the consolidated group, gross premiums written abroad still increased by 6.6%. This positive development is largely linked to satisfactory growth in Poland and Belgium. At €13.3bn (13.3bn), German business remained at the same level as in the previous year.

Life and health

The consolidated result in life and health totalled €358m (319m).

For life insurance business and German health insurance, European Embedded Value – which is determined on the basis of market-consistent criteria – rose to €5,406m (4,154m) as at the end of 2007. This figure was favourably influenced by capital-market performance, the German business tax reform and strong new business. Total European Embedded Value earnings came to €1,206m (1,447m), with the value of new business rising to €164m (125m).

In the financial year, our life insurers recorded total premium income of €7.3bn (7.4bn). The reduction of 0.5% was mainly attributable to the still high number of German life insurance policies concluded in the 1990s that terminated as scheduled. The more pronounced decline of 2.7% to €6.3bn (6.5bn) in gross premiums written was due to the fact that these do not include the savings premiums of unit-linked life insurance and Riester pension products – business that is of growing importance to our life insurers.

New business in Germany rose by 5%, with single-premium business performing more favourably than regular-premium business. In 2006, German regular-premium business had been positively influenced by the introduction of the third subsidisation stage for Riester policies. We anticipate a similar impact from the fourth subsidisation stage at the beginning of 2008. Adjusted to eliminate this underlying "Riester" effect, our total German new business increased by 9.5%, mainly because of unit-linked life insurance and good growth in company pension business.

In health insurance, the rise in premium volume of 4.2% to €5.3bn (5.1bn) was especially strong, a key contribution to this being the good performance of international business, which was up 9.4%. Premium growth in Spain and Belgium was particularly robust. In our home market, premium volume also experienced a satisfying increase which, at 3.4%, exceeded the market average, above all in supplementary health insurance (5.0%). In comprehensive health cover, premium income grew by 2.9%. The disproportionate rise in supplementary health insurance was attributable to very good new business in the previous year, which fully impacted premiums in the year under review, and to highly satisfactory growth of 17.9% in new business in the fourth quarter of 2007.

The investment result in life and health improved to €4.8bn (4.4bn) – an increase of 9.8% – reflecting gains on the disposal of real estate and stocks. Regular income also developed positively, climbing by 4.3% to €4.4bn (4.2bn). Over the year, the performance of the bond markets positively affected the value of the derivative financial instruments we use in the context of our asset-liability management to hedge the reinvestment risk against falling interest rates. As a consequence, the balance of write-ups and write-downs of these derivatives in life primary insurance improved by €162m compared with the previous year.

As anticipated, the higher investment result was reflected in net expenses for claims and benefits. These expenses were also affected by price increases in healthcare and the strong expansion of health insurance business in Germany and other countries in recent years. Overall, net claims and benefits climbed by 3.1%.

The administrative expense ratio was impacted by a major IT conversion in health insurance in 2007 involving high one-off expenditure and totalled 3.2% (3.4%). The IT integration was successful in all segments and now provides the basis for appreciable efficiency gains and cost reductions.

Property-casualty

In property-casualty insurance, we again posted a healthy consolidated result of €626m (726m).

For the period January to December, premium income climbed by 9.6% to €5.6bn (5.1bn). This growth was chiefly due to ERGO's international business, which expanded by a sizeable 27.0% as a result of the acquisition of the İsviçre Group in 2006. Without the effect of this change in the consolidated group, gross premiums written abroad still increased by 10.9%. This rise is largely based on gratifying growth in Poland and the Baltic states. ERGO's German business remained at around the same level as in the previous year, totalling €2.6bn (2.6bn). In German motor insurance, premium volume dropped by 5.8%, above all as a consequence of our profit-oriented underwriting policy and the number of policyholders reassigned to higher no-claims bonus classes. By contrast, we achieved growth in our target lines of commercial property and liability business, where we posted increases of 19.1% and 4.5% respectively, and in personal accident insurance, which grew by 0.9% compared with 2006. Gross premium income in legal expenses insurance was up 4.4% to €908m (870m), owing to expansion in Germany (+1.1%) and especially to international business, where growth was an appreciable 7.6%, particularly in the United Kingdom and the Netherlands.

At 93.4% (90.8%), the combined ratio for property-casualty business including legal expenses insurance was again at a good level. The deterioration compared with the previous year is primarily due to Winter Storm Kyrill, which swept across large parts of Europe in mid-January 2007 and led to a net claims burden of approximately €52m. For this reason, our loss ratio of 58.6% (55.8%) was also higher than in 2006.

Costs developed favourably. In absolute figures, administration and operating expenses were both higher than in 2006, but a look at the expense ratio shows a different picture: with premium income experiencing a more significant rise than our operating expenses for own account, we were able to reduce the operating expense ratio to 34.8% (35.0%).

The investment result in property-casualty business was a good €733m (685m). We achieved an improvement in both regular income and the balance of disposals, write-ups and write-downs.

Our primary insurance subsidiaries **Europäische Reiseversicherungsgruppe** and the **Watkins Syndicate** also made positive contributions to the result, accounting for €8.4m (4.3m) and £35m (36m) respectively.

Expansion of international activities

At the beginning of May 2007, an agreement was signed between Munich Re, the ERGO Insurance Group and the Italian UniCredit Group to expand their successful partnership in Germany, Austria and Poland to include other growth markets in central and eastern Europe. This cooperation aims at extending bancassurance sales of ERGO's insurance products in life and non-life to Romania, the Slovak Republic, Slovenia, Hungary and Russia via UniCredit's subsidiaries in these countries. There are also plans to include Serbia, Bosnia, Ukraine and the Baltic States in the medium term. The business will be managed by a centre of competence that is currently being set up in Vienna.

As part of its expansion to the Asian growth markets, ERGO established a representative office in Mumbai on 3 May 2007, thereby underscoring its commitment to the dynamic Indian insurance market. On 30 October 2007, a joint venture in India was agreed on between ERGO and the Housing Development Finance Corporation (HDFC Ltd.). ERGO International AG acquired a 26% stake in HDFC General Insurance Ltd., Mumbai, the remainder being held by HDFC Ltd. The company, which has been renamed HDFC ERGO General Insurance Ltd., operates in non-life insurance.

In December 2007, the ERGO Insurance Group concluded an agreement with Daum Communications and LIG Insurance to purchase a 65% stake in South Korean specialty insurer Daum Direct Auto Insurance. Daum Direct has an exceptional competitive position in the South Korean direct motor insurance market, where it is the second-largest motor primary insurer, with a premium volume of around €200m in 2007 and a market share of over 15% in the growing direct market. The transaction is to be concluded in the first half of 2008.

These transactions are part of our strategy to advance the expansion of our international activities in primary insurance and to increase the share of business outside Germany. The interplay of our high reputation, our excellent market knowledge from being present for decades in many of the world's markets, and our primary insurance know-how in the ERGO Insurance Group mean that we are a much sought-after partner in our target markets.

Asset management

- Outstanding investment result of €9.3bn
- High gains on disposals from optimisation of real estate portfolio
- Equities portfolio further diversified and profits taken

In the following, we report on the performance of the Group's own investments, which derive almost entirely from our core business fields of reinsurance and primary insurance. In addition, we provide information on third-party business, where we manage the assets of non-Group institutional investors and private investors.

Investments of the Munich Re Group

Investment principles

Security, liquidity, mix and spread of investments are the main principles of our investment strategy. We invest only in assets from which we expect an appropriate return, our asset managers paying strict attention to the risk tolerance of each company. In reinsurance in particular, we limit currency risks by matching our expected liabilities with assets in correlated currencies. We also take care that the maturities of our fixed-interest securities are aligned with those of our liabilities. Besides this, the Munich Re Group keeps sufficient liquid funds available to be able to meet its payment obligations at all times. The methods we use to control investment risks are described in detail in the risk report on page 139; our approach to asset-liability management is explained on page 101.

Our investment strategy is committed to the principle of sustainability. We aim to ensure that at least 80% of the market value of our investments is invested in assets which are included in a sustainability index or satisfy generally recognised sustainability criteria. Since mid-2007, we have used the services of oekom research, an independent rating agency for sustainability, to advise us in this area. Our sustainability criteria for corporate and bank bonds have been considerably tightened as a result.

Significant developments and structure of asset classes

Compared with the previous year, Group investments fell slightly by €0.7bn to €176.2bn; this is equivalent to a reduction of 0.4%. We earned a very good investment result of €9.3bn (9.0bn), an increase of 3.3% on the previous year. One of the main reasons for the improvement in the result was gains on the sale of a package of German real estate and to higher regular income from interest-bearing investments.

Distribution of investments by type

2007


Real estate 2.1%
Participating interests 0.7%
Miscellaneous investments 9.8%
Shares and equity funds 13.0%
Fixed-interest securities 54.2%
Loans 20.2%

2006


Real estate 2.7%
Participating interests 0.7%
Miscellaneous investments 10.6%
Shares and equity funds 13.9%
Fixed-interest securities 55.4%
Loans 16.7%

Our investments in loans grew by €6.0bn, or 20.2%, as – particularly in primary insurance – we are increasingly posting long-term fixed-interest securities as loans at the time of acquisition, and thus recognising these at amortised cost. Conversely, our portfolio of fixed-interest securities available for sale shrank by €2.3bn. For the additional investment in loans, we used cash flows from insurance business as well as liquid funds from the disposal of securities available for sale and real estate.

Despite temporary corrections, the stock markets developed positively over the course of 2007. We continued our strategy of further diversifying our portfolio of equities and equity funds, which disposals reduced by €1.6bn or 6.6%.

Our sale of a real-estate package comprising residential and commercial properties throughout Germany, which we began in the fourth quarter of 2006, was concluded in 2007. The carrying amount of our investment property was still €3.8bn (4.7bn) at the balance sheet date.

The Munich Re Group has only limited investments of below €340m in financial instruments (including credit derivatives) exposed to the US subprime mortgage markets. This is equivalent to around 0.2% of our overall investment portfolio. In determining this figure, we have used a very conservative definition which includes holdings that do not currently exhibit subprime exposure but whose contract terms do not explicitly exclude a collateral exchange involving subprime investments. Details of the losses incurred, which totalled €166m, are provided in the section "Investment result" on page 97 f.

Our portfolio of bonds guaranteed by US bond insurers (monoliners) amounted to around €320m as at 31 December 2007. However, we do not see a downgrading of the monoliners' credit rating with corresponding consequences for the insured bonds as resulting in any overall material risks for the Munich Re Group.

Investment mix

	Reinsurance				Primary insurance				Asset		Total	
	Life and health		Property-casualty		Life and health		Property-casualty		management			
€m[1]	31.12. 2007	Prev. year	31.12. 2007	Prev. year	31.12. 2007	Prev. year	31.12. 2007	Prev. year	31.12. 2007	Prev. year	31.12. 2007	Prev. year
Land and buildings, including buildings on third-party landn	452	585	649	766	2,500	3,188	94	114	58	67	3,753	4,720
Investments in affiliated companies	39	24	57	28	34	43	73	75	12	8	215	178
Investments in associates	87	65	182	175	389	537	245	286	50	62	953	1,125
Loans	128	103	163	117	33,537	27,791	1,666	1,508	8	9	35,502	29,528
Other securities held to maturity	–	–	–	–	192	242	8	10	–	–	200	252
Other securities available for sale	11,146	10,932	48,009	48,339	53,655	57,383	6,197	6,227	27	34	119,034	122,915
Fixed-interest	9,229	8,798	38,143	37,414	42,647	46,292	4,546	4,350	20	27	94,585	96,881
Non-fixed-interest	1,917	2,134	9,866	10,925	11,008	11,091	1,651	1,877	7	7	24,449	26,034
Other securities held for trading	104	117	494	595	380	344	302	287	–	–	1,280	1,343
Fixed-interest	8	10	356	455	77	97	281	274	–	–	722	836
Non-fixed-interest	–	–	8	6	–	–	7	7	–	–	15	13
Derivatives	96	107	130	134	303	247	14	6	–	–	543	494
Deposits retained on assumed reinsurance	6,216	9,772	1,710	1,904	276	250	4	5	–	–	8,206	11,931
Other investments	537	230	1,118	612	2,315	1,775	409	251	454	192	4,833	3,060
Investments for the benefit of life insurance policyholders who bear the investment risk	–	–	–	–	2,178	1,820	–	–	–	–	2,178	1,820
Total	18,709	21,828	52,382	52,536	95,456	93,373	8,998	8,763	609	372	176,154	176,872

[1] After elimination of intra-Group transactions across segments.

Types of investment by region

2007


Asia and Australasia
2.6%
Latin America 0.5%
Africa, Near and Middle East
0.4%
North America
15.5%
Europe
81.0%

2006


Asia and Australasia
2.4%
Latin America 0.6%
Africa, Near and Middle East
0.5%
North America
15.1%
Europe
81.4%

The majority of our investments are in the European area (95% in primary insurance and 60% in reinsurance). By way of currency matching, we base investments on the currency structure of our underwriting liabilities. The focus of ERGO's business, and thus also of the technical provisions requiring investment coverage is on Germany and other European countries. In reinsurance, investments and technical provisions have a more international spread, our commitment to the US reinsurance market also being reflected by North America having a 34% share of regional investment allocation.

Real estate

Our real estate investments are geared to generating an appropriate yield, which requires continually monitoring existing properties and funds with regard to their long-term profitability, and their location- and property-specific risks. Our main focus is on properties of stable value in attractive locations of major European cities. We also have investments in North and South America and Asia, with which we are diversifying our risks, and tapping additional earnings potential. With the sale of the real-estate package comprising residential and commercial properties throughout Germany in 2007, we reduced our historically evolved concentration of directly held property in Germany. We disposed of properties with a total value of €1.8bn, of which €1.6bn was attributable to investment property. In the course of the year, we realised capital gains of around €690m from this transaction, some €630m of which contributed to our investment result.

Fixed-interest securities and loans

Our investment portfolio is chiefly made up of fixed-interest securities and loans, which amounted to €131bn at 31 December 2007, making up around 74.4% of our total investments at carrying amounts.

In the current financial year, our investments in loans, especially registered bonds and borrowers' note loans, increased markedly by €6.0bn or 20.2% to €35.5bn (29.5bn). A large proportion of these investments were made by our life and health insurance companies.

At the same time, the share of investments in fixed-interest securities available for sale in our total investment portfolio declined by €2.3bn to €94.6bn (96.9bn).

The duration – i.e. the average capital commitment – of our bond portfolios was 6.0 years in the Munich Re Group at the reporting date.

Our conservative investment policy is reflected in our portfolio of fixed-interest investments, including short-term items: some 45% are government bonds or similarly secure instruments for which public institutions are liable. Around 30% are securities and debt instruments with top-quality collateralisation, mainly German pfandbriefs. Nearly 20% are corporate or bank bonds, or deposits with banks with a very good rating. Of the fixed-interest investments, only some 4% are structured credit products.

Our holdings in investments affected by the subprime crisis reduced to below €340m by the end of the financial year through write-downs and disposals. The securities insured by US bond insurers (monoliners), with a volume of around €320m at the balance sheet date, consist of municipal bonds (80%) and of corporate bonds and structured financing (20%) whose underlying credits are of good quality even without insurance.

In the first half of 2007, the balance sheet valuation reserves of our fixed-interest securities available for sale that are accounted for at fair value sank noticeably due to increasing interest rates, which led to net unrealised losses as at the end of June. Following realised losses in the second half-year and a further slight decrease in the interest-rate level in Germany and the USA in the third and fourth quarter of 2007, we recorded increases in the reserves again at the end of the year. Net unrealised gains on our fixed-interest securities available for sale totalled €0.0bn (0.8bn) at the end of the financial year.

Our portfolio of fixed-interest investments has a good rating structure. As at 31 December 2007, 96.0% of our fixed-interest securities available for sale were rated AAA to A.

Rating structure of fixed-interest securities and loans


Lower 0.5%
BBB 2.3%
Without rating 0.8%
A 12.4%
AA 19.1%
AAA 64.9%

In order to cover our obligations from underwriting business with appropriate investments, we match the maturity structure of our interest bearers with our liabilities. In view of the long time horizons in life and health insurance business, which is predominant in our primary insurance, long-term investments are to the fore, whereas the maturities of interest-bearing securities in reinsurance vary more widely.

Maturities of fixed-interest securities and loans in reinsurance


< 1 year 14.9%
1–5 years 37.3%
> 10 years 23.7%
5–10 years 24.1%

Maturities of fixed-interest securities and loans in primary insurance


< 1 year 6.3%
1–5 years 27.8%
> 10 years 29.2%
5–10 years 36.7%

Equities and shareholdings

In the year under review, the Munich Re Group reduced its portfolio of equities and shareholdings from €25.8bn to €24.1bn, the bulk of which comprises shares in European companies. The corrections on the stock markets after the mid-year reporting date were offset again by the end of the year. Due to the favourable overall stock market performance in the financial year, we continued our strategy of diversifying our equity investments. In 2007, we further reduced our historically evolved shareholdings in the insurance and finance sector.

At the balance sheet date, our equity-backing ratio, i.e. the proportion of investments in equities, equity funds and shareholdings to total investments at market values, stood at 13.8%, and thus below last year's level of 14.6%. After taking account of hedging transactions and equity derivatives, this ratio amounted to 10.8% at the end of the year, compared with 14.1% at the end of 2006.

As at 31 December 2007, net unrealised gains on non-fixed-interest securities available for sale totalled €6.7bn (8.5bn), 21.3% less than in the previous year. This decrease resulted primarily from the realisation of profits in the course of reducing our equity portfolios.

Investment result

In the 2007 financial year, we generated a very good investment result of €9.3bn (9.0bn), an increase of 3.3% on the previous year. With a 5.2% return on investment in 2007, we again exceeded our target of 4.5% (based on the average investment portfolio at market values).

The improvement was significantly due to gains of approximately €630m, booked in the first six months of 2007, on the sale of a package of real estate situated in various parts of Germany. Another contributor was the increased income from interest-bearing investments, up 6.6% to €5,825m (5,463m), owing mainly to higher yields and greater investment in loans.

Substantial profits from the diversification of our equity portfolio led to a result of €3.0bn (2.7bn) from disposals.

In 2007, we made write-downs totalling €1.4bn (1.0bn) on our derivative financial instruments.

The revaluation of financial instruments exposed to the US subprime mortgage markets led to impairment losses of €138m in 2007, as well as losses on disposals of €28m. We have based this figure on the available indicators for market prices, even though the lack of demand meant that such an approach resulted in significantly lower values than a purely model-oriented valuation.

Furthermore, apart from recording planned depreciation of €99m on our investment property, we had to recognise unscheduled portfolio impairments of €75m.

Investment result

€m	2007	2006	2005	2004	2003
Regular income	8,109	7,834	7,649	7,498	7,328
Write-ups/write-downs	–1,012	–865	–748	–775	–1,177
Net realised capital gains	2,803	2,559	4,511	2,339	2,484
Other income/expenses	–628	–556	–594	–1,021	–1,504
Total	**9,272**	**8,972**	**10,818**	**8,041**	**7,131**

Investment result by type of investment

	2007 €m	Previous year €m	Change %
Real estate	853	360	136.9
Investments in affiliated companies	-67	66	–
Investments in associates	264	44	500.0
Mortgage loans and other loans	1,266	1,163	8.9
Other securities	6,902	7,069	-2.4
Deposits retained on assumed reinsurance and other investments	456	649	-29.7
Investments for the benefit of life insurance policyholders who bear the investment risk	2	100	-98.0
Expenses for the management of investments and other expenses	404	479	-15.7
Total	9,272	8,972	3.3

Valuation reserves not recognised in the balance sheet

Our off-balance-sheet valuation reserves, i.e. the difference between the fair value of our investments not accounted for at fair value and their carrying amount (including owner-occupied property), totalled €0.6bn (1.9bn) as at 31 December 2007. This 70% decline is largely attributable to the rise in interest rates. The net negative valuation reserves on our long-term investments in loans totalled €1,323m (216m) at the end of the year. 99% of the Group's investments in loans are held by our primary insurers.

Valuation reserves not recognised in the balance sheet

€m	Valuation reserves 31.12.2007	Fair value 31.12.2007	Carrying amount 31.12.2007	Valuation reserves Prev. year	Fair value Prev. year	Carrying amount Prev. year
Land and buildings[1]	1,556	7,547	5,991	1,822	9,077	7,255
Associates	337	1,277	940	302	1,408	1,106
Loans	-1,323	34,179	35,502	-216	29,312	29,528
Other securities	–	200	200	5	257	252
Total	570	43,203	42,633	1,913	40,054	38,141

[1] Including owner-occupied property.

Third-party investments

Total assets under management

		2007	Prev. year
Group's own investments	€bn	171.9	172.4
Third-party investments	€bn	9.2	11.2
Group asset management result	€m	60	53

Virtually all of the Munich Re Group's assets are managed by MEAG.

In the period under review, we set up the Centre of Competence for Private Equity at MEAG, thus further expanding the scope of investment available. We envisage new investments in the low-to-middle three-digit million euro range in this asset class each year.

MEAG also offers its expertise in asset management to partners outside the Group, thus tapping additional sources of earnings. As at 31 December 2007, MEAG had investments of €9.2bn (11.2bn) under management for non-Group investors.

After recording a result of €53m in 2006, our asset management segment increased its profits by €7m in the year under review. Business with investors outside the Group accounted for approximately half of that figure.

MEAG provides retail and segregated funds for private and institutional investors, as well as holistic asset management. It largely uses the distribution channels of the ERGO Insurance Group companies for marketing retail funds in private-client business, where MEAG's investment funds are offered as a supplement to conventional insurance products. When newly investing in MEAG investment funds, private investors' primary concern is security. Client demand is increasing especially for money-market, bond, and capital-protected funds, where MEAG generally pursues a conservative investment strategy. Retail-fund assets totalled €2.5bn (2.7bn) on 31 December. The approach of MEAG'S private investors was characterised by profit-taking on riskier equity investments. In line with developments across the investment industry, MEAG also recorded outflows from bond funds, which do not yield a significantly higher return than money-market products in the current interest-rate environment.

With our offerings for institutional investors, we mainly meet the needs of insurance companies and pension funds. A key role in institutional business is also being played by consultancy for asset management, which has established itself as an independent service in MEAG's asset management operations. Besides portfolio management, MEAG also undertakes risk management for its clients and considers their liabilities when steering their investments. MEAG supplies its institutional clients with global real-estate expertise in the form of customised investment products. To further this line of business, a subsidiary was founded in Luxembourg in the year under review.

As at 31 December 2007, MEAG had assets totalling €6.7bn (8.5bn) under management for institutional investors. This figure was down year on year in 2007 because MEAG realised gains it had generated for its institutional clients on the global real estate markets.

In 2006, MEAG acquired a 19% stake in PICC Asset Management Company Ltd. (PAMC), Shanghai. PAMC is the asset management subsidiary of PICC Holding, which owns the largest property-casualty insurance company in China. Besides MEAG, PICC Group companies are also shareholders in PAMC. This is the first participation in an insurance asset manager outside Germany for MEAG, allowing it to benefit from the dynamic growth of the Chinese economy. After the first year of the partnership, PAMC had already increased its assets under management by around 50% to over €6.5bn.

Financial position

Analysis of our capital structure

The capital structure of the Munich Re Group is essentially governed by its activity as an insurer and reinsurer. Investments on the assets side of the balance sheet serve mainly to cover technical provisions (73.8% of the balance sheet total). Equity (11.9% of the balance sheet total) and bonds classified as strategic debt (2.4%) are the most important sources of funds.

Capital structure as at 31 December 2007 (prev. year[1])



Other liabilities
11.9% (11.7%)
Bonds and subordinated liabilities
2.4% (1.8%)
Equity
11.9% (12.2%)
Technical provisions
73.8% (74.3%)

[1] Adjusted pursuant to IAS 8.

Reinsurance business accounts for approximately 36% of technical provisions, and primary insurance business for about 64%. In contrast to liabilities under loans and securities issued, we cannot foresee with certainty how high our liabilities from underwriting business will be and when they will arise. This is especially true of reinsurance. Whilst in property insurance a major portion of the provisions is generally paid out after one year, in life insurance or liability insurance substantial amounts are still due decades after the contracts were concluded. The currency distribution of our provisions reflects the global orientation of our Group. Besides the euro, our main currencies are the US dollar and pound sterling. We ensure that our business is sufficiently capitalised at all times by monitoring the situation continuously and taking suitable measures, which are dealt with in the section on capital management.

To optimise our capital position and reduce capital costs, we again used strategic debt in 2007 and returned equity to our shareholders in the form of share buy-backs and dividends. Strategic debt increased by €1,384m in 2007, mainly due to our subordinated bond issue with a volume of €1.5bn. A detailed analysis of the structuring of this type of funding is provided in the section on strategic debt on page 106 f.

In order to improve our capital structure even further, we decided in May 2007 to continue buying back shares, a process we had begun in November 2006 with a volume of €1bn. In this latest step, we resolved to repurchase a volume of at least €2bn by the next Annual General Meeting on 17 April 2008. Having meanwhile successfully concluded this share buy-back programme in January 2008, and including the dividend for the financial year 2006, we have paid out a total of around €4bn to our shareholders since November 2006.

Owing to the large volume of capital returned, equity decreased by €862m in 2007, despite the positive performance of our business and the price gains in our equities portfolio. Also, equity's share of total capital fell marginally compared with the previous year.

Since we are an international (re)insurance group, some of our financial resources are subject to restraints on disposal, which affected investments with a volume of €12.1bn (12.1bn) at the reporting date. Supervisory authorities in some countries, for example, require foreign reinsurers to establish premium and reserve deposits with primary insurers.

In addition, there were contingent liabilities, which are described in the notes to the financial statements (see page 246). Off-balance-sheet financing does not play a significant role in the Munich Re Group.

Asset-liability management

The structure of our technical provisions and other liabilities is the basis for the Munich Re Group's investment strategy, the main focus of which is asset-liability management: the aim is to ensure that economic factors influence the value of our investments and that of our technical provisions and liabilities in the same way, thus cushioning the effect of capital market fluctuations. For this purpose, we mirror important features of the liabilities, such as maturity patterns, currency structures and inflation sensitivities, on the assets side of the balance sheet by purchasing investments with similar characteristics. If, for instance, there is a strong rise in inflation, our nominal outflows as a result of claims payments increase significantly. This applies in particular to lines of business with long payout patterns, e.g. liability, as inflation accumulates over a number of periods. To an increasing extent we are endeavouring in our asset-liability management to structure our investment portfolio in such a way that inflows from investments increase in line with rising inflation rates.

To configure our asset management as effectively as possible, we also use derivative financial instruments, which are described on page 199 ff. of the notes to the financial statements.

Capital management

Through active capital management, which is an important element of our Changing Gear growth programme, we ensure that the capital of the Munich Re Group is maintained at an appropriate level. The Group's available capital must always be sufficient to cover the capital requirements determined both by our own internal risk model and by the requirements of supervisory authorities and rating agencies. We aim to ensure that our financial strength is such that it enables us to take advantage of measured opportunities for growth, is not significantly affected by normal fluctuations in capital market conditions, and remains at a reasonable level even in the wake of major loss events or substantial falls in the stock markets. At the same time, we also define an appropriate level of Group capital as one which does not exceed that required for our operations. Such a needs-based, risk-commensurate capital level makes a decisive contribution to financial discipline in all our business processes.

We derive our economic capital from IFRS equity inter alia by
- adding off-balance-sheet valuation reserves assignable to reinsurance, asset management and property-casualty primary insurance;
- adding the portion of embedded value not contained in IFRS equity for life reinsurance, life primary insurance and German primary health insurance;
- appropriately revaluing the technical provisions;

– subtracting goodwill and other intangible assets, with the exception of the amortised book values from acquired insurance portfolios already recognised in the embedded value calculation; and
– eliminating the deferred tax assets relating to loss carry-forwards.
We also take the subordinated liabilities into account.

Our active capital management includes returning surplus capital to equity holders through attractive dividends and share buy-backs, within the scope permitted by Munich Reinsurance Company's revenue reserves, as determined under German commercial law. In the period May 2007 to the end of 2010, we aim to return at least €8bn to our shareholders. By 26 February 2008, we had already repurchased 15.1 million Munich Re shares with a value of €2.0bn. Further shares with a volume of at least €3bn are set to follow by the end of 2010. Reducing the number of shares issued and improving our profit will enable us to boost our earnings per share by an average of 10% annually from 2007 to 2010, proceeding from a normalised basis. In addition, we intend to pay our shareholders an annual dividend of at least €1bn for the financial years 2007 to 2009, a target we are markedly exceeding for 2007 with a dividend payout of €1.1bn.

Essentially, we see efficient and transparent capital management – always geared to what is feasible – as an appropriate means of achieving our goal of being recognised as a reliable partner in the capital markets. This should guarantee our ability to raise capital quickly and easily on the capital markets, especially for large potential growth opportunities (even if currently unlikely) and the optimisation of our capital structure. In June 2007, to reduce our cost of capital, we placed a subordinated bond with a total volume of €1.5bn in a favourable market environment.

Not only must the available capital be adequate, it must also be deployed efficiently. We use our value-based management to set performance targets designed to ensure that every investment achieves a sustainable return commensurate with the risk involved. To limit fluctuations in results owing to major losses, we have also developed guidelines and limit systems within the framework of integrated risk management and corporate underwriting for our reinsurance companies. We protect the results and capital of our primary insurance companies and reinsurance subsidiaries against unacceptable fluctuations by means of suitable reinsurance and retrocession covers. We also use asset-liability management and a system of limits to restrict the risks involved in our investments.

Our internal risk model plays a central role in capital management. We use it to analyse how certain risk scenarios affect segment results and investments. We determine our economic capital on the basis of the internal risk model data so that we are able to absorb two successive annual losses of a size expected only every 100 years. Next, the capital determined is allocated proportionately to the individual divisional units in line with the volatility of their business activities. Our procedure in the primary insurance group also takes account of management factors arising mainly out of supervisory restrictions and policyholders' participation in surpluses. We continuously review the assumptions on which the internal risk model is based and adjust them as required.

We compare the capital requirements with the economic capital. See page 50 ff. (Important tools of corporate management – Definition of RORAC) for a description of how we determine additional available equity.

Group equity

Development of Group equity in 2007 in €bn



31.12.2007
7.4
9.8
3.9
3.9 0.5
25.5
31.12.2006[1]
7.4
9.4
5.6
3.4 0.5
26.3
31.12.2005[1]
7.4
7.8
6.0
2.7 0.4
24.3
Issued capital and capital reserve
Retained earnings
Other reserves
Consolidated result attributable to Munich Re equity holders
Minority interests

[1] Adjusted pursuant to IAS 8.

Compared with 2006, our equity decreased by €0.9bn or 3.3% to €25.5bn in the year under review. The most important changes in equity were due to the following:

- The consolidated profit attributable to Munich Re equity holders rose by 12.5% to €3.9bn. The previous year's profit of €3.4bn, net of the dividend payment for 2006 (€988m), was transferred to retained earnings.

- Within the framework of the share buy-back programmes announced in November 2006 and May 2007, we bought back shares to the value of approximately €2.3bn by the balance sheet date, which we offset against retained earnings.

- Net unrealised gains were €1,146m lower than at the beginning of the year. Higher interest rates meant that net unrealised gains on our fixed-interest securities available for sale fell significantly. Net unrealised gains in our share portfolio also decreased, despite the favourable stock-market performance, owing to our profit-taking.

- As a result of the marked rise in the euro, particularly against the US dollar, the reserve for currency translation was reduced by €535m. In this reserve, we recognise the effects of changes in exchange rates arising from the translation into euros of our foreign subsidiaries' assets and liabilities.

Changes in Group equity and in the valuation reserves not recognised in the balance sheet

€bn	31.12.2007	31.12.2006	31.12.2005	31.12.2004	31.12.2003
Group equity	25.5	26.3[1]	24.3[1]	20.5	19.3
Valuation reserves not recognised in the balance sheet, including those apportionable to minority interests and policyholders (before tax)	0.6	1.9	2.6	3.2	1.8

[1] Adjusted pursuant to IAS 8.

Information in accordance with Section 315 para. 4 of the German Commercial Code and explanatory report of the Board of Management

Composition of the issued capital

As at 31 December 2007, Munich Reinsurance Company's share capital of €587.7m was divided into 217,888,670 registered, no-par-value, fully paid shares. The shares are endowed with full voting and dividend rights, with the exception of the 10,064,599 shares held by the Munich Re Group itself at 31 December 2007 (Section 71b of the German Stock Companies Act). Each voting share carries one vote at the Annual General Meeting. Article 5 para. 1 of the Articles of Association excludes the right of shareholders to have share certificates issued for their shares. Shareholders' participation in the Company's profit is based on the proportion of the share capital they hold (Section 60 of the German Stock Companies Act).

Restrictions on voting rights or the transfer of shares

The listed registered shares are subject to transfer restrictions in that, pursuant to Article 3 para. 2 of the Articles of Association of Munich Reinsurance Company, they may be transferred to another holder only with the consent of the Company.

Registered shares – unlike bearer shares – are issued in the name of their owner, whose name, address and date of birth are entered in the Company's register of shareholders together with the number of shares held. This allows Munich Re to communicate directly with the owners. With respect to the Company, the only parties deemed shareholders in accordance with the German Stock Companies Act (Section 67) are those entered in the Company's register of shareholders. This is one of the preconditions for attendance and exercise of voting rights at the Annual General Meeting. For our shareholders, having registered shares means, above all, that they are informed directly, quickly and comprehensively about our Company and its current activities and that they are also personally invited to take part in our Annual General Meeting.

The issuing of restrictedly transferable registered shares by Munich Re dates back to the Company's foundation in 1880 and is a very common phenomenon in the insurance industry. Restricted transferability means that these shares may be transferred to another holder only with Munich Re's consent, which, according to Article 3 para. 2 of Munich Re's Articles of Association, is granted at the Company's discretion. Since the share-trading processes have been made very efficient, the consent requirement does not lead to any delays in entry in the register. In recent decades, it has been granted without exception.

As at the balance sheet date, 11,776 shares issued to employees were also subject to a restriction on disposal until 30 November 2008.

Shareholdings exceeding 10% of the voting rights

Under the German Securities Trading Act, any investor whose shareholding – through acquisition, disposal or other means – attains, exceeds or falls below specified percentages of the voting rights in our Company must notify us and the German Federal Financial Supervisory Authority. The lowest threshold for this notification obligation was previously 5%. As at 20 January 2007, it was reduced to 3%. We have neither been notified nor do we know of any direct or indirect shareholdings in our Company equal to or exceeding 10%.

Shares with special control rights

There are no shares with special control rights.

System of control for employee share scheme where the control rights are not exercised directly by the employees

Like other shareholders, employees exercise control rights directly on shares issued to them, in accordance with statutory provisions and the Articles of Association.

Powers of the Board of Management to issue or buy back shares

The powers of the members of the Board of Management are defined in Sections 71 and 76 to 94 of the German Stock Companies Act. The Board of Management has the following powers to issue and buy back shares (the complete wordings of the relevant resolutions and provisions in the Articles of Association can be viewed under the heading "Investor Relations" on our website at www.munichre.com):

- The Annual General Meeting of 26 April 2007 authorised the Company, pursuant to Section 71 para. 1 item 8 of the German Stock Companies Act, to buy back shares until 25 October 2008 up to a total amount of 10% of the share capital at the time of the Annual General Meeting resolution (€587,725,396.48). The shares acquired plus other own shares in the possession of the Company or attributable to the Company in accordance with Section 71a ff. of the German Stock Companies Act may at no time amount to more than 10% of the share capital. The shares may, in accordance with the provisions of the authorisation, be acquired via the stock exchange, via a public purchase offer to all shareholders, via a solicitation to all shareholders to submit offers (request to sell) or via a public offer to all shareholders to exchange Munich Re shares for shares in another listed company as defined in Section 3 para. 2 of the German Stock Companies Act. In so doing, it may buy back shares amounting to a maximum of 2% of the share capital using derivatives in the form of put options, call options or a combination of the two. The Board of Management is authorised to use shares thus acquired for all legally admissible purposes, in particular those specified in the authorisation, whilst excluding subscription rights; among other things, the Board of Management is empowered under Article 71 para. 1 item 8 sentence 5 of the German Stock Companies Act to retire the shares without requiring further approval from the Annual General Meeting.

- The Annual General Meeting of 28 April 2005 authorised the Board of Management to issue, with the consent of the Supervisory Board, convertible bonds or bonds with warrants on one or more occasions up to 27 April 2010 for a maximum nominal amount of €3bn with an unlimited maturity period. Shareholders are generally entitled to a subscription right in respect of these bonds, but the Board of Management is authorised, with the consent of the Supervisory Board, to exclude this subscription right in the cases specified in the authorisation. The holders of such bonds may be granted conversion or option rights in respect of new shares issued by the Company up to a maximum amount of €100m of the share capital, in accordance with the respective bond or warrant conditions; as a precautionary measure, capital of €100m was conditionally authorised under Article 4 para. 4 of the Articles of Association.

- The Annual General Meeting of 11 June 2003 also empowered the Board of Management in the event of a capital increase at any time up to 11 June 2008 from the capital authorised for this purpose, with the consent of the Supervisory Board, to attach one bearer warrant to each of the new shares to which the shareholders have a subscription right when the capital authorised for this purpose is issued. These warrants would entitle the bearer, on the basis of the warrant conditions then stipulated, to acquire registered Munich Re shares. Warrants may be issued for registered shares totalling up to €35m of the share capital; as a precautionary measure, capital of €35m was conditionally authorised under Article 4 para. 3 of the Articles of Association.

- Under Article 4 para. 1 of the Articles of Association, the Board of Management is authorised, with the consent of the Supervisory Board, to increase the Company's share capital at any time up to 25 May 2009 by an amount of up to €280m by issuing new shares against cash or non-cash contribution (Authorised Capital Increase 2004). In accordance with the above-mentioned provisions of the Articles of Association, it may exclude subscription rights.

- Under Article 4 para. 2 of the Articles of Association, the Board of Management is authorised, with the consent of the Supervisory Board, to increase the share capital at any time up to 18 April 2011 by an amount of up to €5m by issuing new shares against cash contribution (Authorised Capital Increase 2006). The subscription right of shareholders is excluded insofar as this is necessary to allow the shares to be issued to employees of the Company and its affiliated companies.

The above-mentioned authorisations to issue or buy back shares are within the range of what is customary in the market and allow the Company to engage in active capital management. They enable it to cover any capital needs, even at short notice, for taking swift and flexible advantage of market opportunities in different fields of business. As illustrated by the recent share buy-back, the authorisations also enable Munich Re to buy back shares and thus return to shareholders capital no longer required for an efficient capital structure.

Further information and explanations relating to items 6 to 9 of Article 315 para. 4 of the German Commercial Code may be found in the corporate governance report on page 119 ff.

Strategic debt

We define as strategic debt all borrowing with the character of outside financing that does not have a direct link with our operative business. It supplements our equity and is essentially designed to reduce the cost of capital and ensure that we have sufficient liquidity at all times. With a view to making our capital structure transparent, we detail below the calculation of our debt leverage, which is defined as the ratio of strategic debt to the sum of Group equity and strategic debt expressed as a percentage. Our technical provisions are not considered, even though they are mostly available to us on a very long-term basis as a source of financing for investment.

Strategic debt

€m	31.12.2007	Prev. year
Subordinated bonds of Munich Reinsurance Company, Munich (until December 2007, of Munich Re Finance B.V., Amsterdam)	3,385	3,419
Subordinated bonds of Munich Reinsurance Company, Munich	1,492	–
Senior notes of Munich Re America Corporation, Princeton	341	378
Bank borrowing of Munich Re America Corporation, Princeton	171	190
Other	54	72
Total	**5,443**	**4,059**

As part of our active capital management, Munich Reinsurance Company issued subordinated bonds with a volume of €1.5bn in June 2007. It is a perpetual bond, callable by us from ten years after the date of issue. In December 2007, to facilitate administration, Munich Re Finance B. V. was replaced by the previous guarantor, Munich Reinsurance Company, as the issuer of the dated subordinated bonds issued in 2003. The tranches with nominal values of €3.0bn and £300m will mature in 2023 (euro tranche) and 2028 (pound-sterling tranche) and are callable by us for the first time on 21 June 2013 and 21 June 2018 respectively.

The other strategic debt was incurred to finance our operating activities in the long term.

The interest expenses for strategic debt are shown separately in the consolidated income statement under "finance costs" and are explained in detail in the notes to the financial statements. As at 31 December 2007, our debt leverage was 17.6%, up 4.2 percentage points on the previous year.

Debt leverage

		31.12.2007	Prev. year[1]
Strategic debt	€m	5,443	4,059
Group equity	€m	25,458	26,320
Total	€m	30,901	30,379
Debt leverage	%	17.6	13.4

[1] Adjusted pursuant to IAS 8.

The subordinated bonds are recognised in part as own funds by the German Federal Financial Supervisory Authority (BaFin). When this is considered in calculating the strategic debt, the latter is reduced to €2,135m and the debt leverage amounts to only 6.9%.

Group solvency

The Munich Re Group is subject not only to the supervisory requirements applying to individual insurance companies but also to supervision at Group level. Munich Reinsurance Company as the parent has introduced suitable control methods and when reporting to the German Federal Financial Supervisory Authority (BaFin), which is also responsible for the Munich Re Group, includes supplementary aspects at Group level, such as shareholdings, consolidated financial data and intra-Group transactions. Solvency in the case of an insurance company is generally understood to be the ability of the company to always meet the obligations assumed under its contracts. In concrete terms, this means an insurance company must fulfil specific minimum capital requirements. The aim of the "adjusted solvency" rules is to prevent the multiple use of equity to cover risks from underwriting business at different levels of the Group hierarchy. To calculate the adjusted solvency, the minimum equity required for the volume of business (required solvency margin) is compared with the eligible equity actually available (actual solvency margin) on the basis of the IFRS consolidated financial statements. In determining the eligible capital elements, the IFRS equity is adjusted; specifically, it is increased by portions of the subordinated liabilities and reduced by intangible assets. The Munich Re Group's eligible capital is more than three times higher than the legal requirement.

Adjusted solvency

		31.12.2007	Prev. year
Eligible capital of the Group	€bn	24.9	24.8
Adjusted solvency ratio	%	342.2	345.2

Thanks to the excellent Group result and raising of subordinated capital, the solvency ratio has changed only marginally despite the share buy-backs.

Rating

Munich Re's financial strength is assigned the second-highest rating category and generally evaluated as very positive by each of the leading rating agencies. In the year under review, A. M. Best raised its outlook to stable, based on our consistently excellent operating results and our capitalisation. In addition, at the beginning of this year, A. M. Best increased the rating of our subsidiary Munich Re America Corporation and of the relevant subgroup subsidiaries from A to A+, citing as reasons the strong support from Munich Reinsurance Company, the improvement in results and capitalisation. Standard & Poor's, Moody's and Fitch reaffirmed their good ratings from the previous year. To maintain this high rating in the interest of business opportunities, we have to have more own funds than required by supervisory law or our own internal risk assessments.

Financial strength ratings for the Munich Re Group

Rating agency	Rating	Prospects
A. M. Best	A+ (Superior)	Stable
Fitch	AA– (Very strong)	Stable
Moody's	Aa3 (Excellent)	Stable
Standard & Poor's	AA– (Very strong)	Stable

The ratings for our subsidiaries on 26 February 2008 at a glance:

Reinsurance group

	A. M. Best	Fitch	Moody's	S&P
American Alternative Insurance Corporation	A+			AA–
Great Lakes Reinsurance (UK) PLC	A+			AA–
Münchener Rück Italia	A+			AA–
Munich American Reassurance Company	A+			AA–
Munich Mauritius Reinsurance Company				BBB
Munich Reinsurance America	A+	AA–	Aa3	AA–
Munich Reinsurance Company of Africa				A–
Munich Reinsurance Company of Australasia				AA–
Munich Reinsurance Company of Canada	A+			AA–
Munich Re Life E. E. C. A.			A2	
New Reinsurance Company	A+			AA–
Princeton Excess and Surplus Lines Insurance Company	A+			AA–
Temple Insurance Company	A			

Primary insurance group

	A. M. Best	Fitch	Moody's	S&P
D. A. S. Legal Insurance Co. Ltd.				A
DKV Deutsche Krankenversicherung Aktiengesellschaft		AA–		AA–
ERGO Previdenza SpA		A		
Hamburg-Mannheimer Sachversicherungs-AG				AA–
Hamburg-Mannheimer Versicherungs-Aktien-Gesellschaft		AA–	Aa3	AA–
KarstadtQuelle Lebensversicherung Aktiengesellschaft				A+
Victoria Lebensversicherung Aktiengesellschaft		AA–	Aa3	AA–
Victoria Versicherung Aktiengesellschaft				AA–
Vorsorge Lebensversicherung AG		A+		

Bonds and notes issued

The bonds and notes issued by our Group are rated as follows:

	A. M. Best	Fitch	Moody's	S&P
Munich Reinsurance Company (until December 2007, Munich Re Finance B.V.) 6.75%, €3.0bn Subordinated Bonds 2003/2023	a+	A+	A2	A
Munich Reinsurance Company (until December 2007, Munich Re Finance B.V.) 7.625%, £300m Subordinated Bonds 2003/2028	a+	A+	A2	A
Munich Reinsurance Company 5.767% until 2010, thereafter floating, €1,500m Subordinated Bonds 2007/perpetual	a	A+	A3	A
Munich Re America Corporation[1] 7.45%, US$ 500m Senior Notes 1996/2026	bbb+		A2	A–

[1] Formerly American Re Corporation.

Analysis of the consolidated cash flow statement

Our primary insurance and reinsurance operations have a significant influence on the cash flow of the Munich Re Group. We generally first collect the premiums for the risks assumed and do not make payments until later, in the event of a loss. The cash flow statements of insurance companies are therefore of limited relevance. The cash flow statement is adjusted to eliminate the effects of fluctuations in exchange rates and changes in entities consolidated.

Consolidated cash flow statement

€m	2007	Prev. year[1]
Cash flows from operating activities	6,628	6,886
Cash flows from investing activities	–5,355	–4,496
Cash flows from financing activities	–911	–2,496
Cash flows for the financial year	362	–106

[1] Adjusted pursuant to IAS 8.

The strong **cash inflows from operating activities** are attributable to the highly satisfactory performance of these activities. The excellent consolidated result of €3,937m has been adjusted in the consolidated cash flow statement by €730m to take account of the higher technical provisions. There was an increase in provisions for future policy benefits at the Group's primary insurers due to the continuing decline in policy terminations and to portfolio development and strong new business production, particularly at recently established companies abroad. The loss reserves at the reinsurers in the Munich Re Group declined primarily because of the settlement of a large number of claims from prior years in respect of which we had posted reserves, and the reduced need for new reserves. The net gains on the disposal of investments – which in adjusting the consolidated profit have to be deducted from the cash flows – are essentially attributable to the disposal of securities available for sale.

The **cash outflows for investment activities** were determined by payments for the acquisition of investments. These exceeded the inflows from the sale/ maturity of investments by €4,791m. The inflows from the sale of consolidated companies include PTE ERGO Hestia. We received the sales price of €74m in cash and offset this against the cash of €4m held. In the financial year, we acquired the Bell & Clements Group. We paid €49m of the purchase price in cash and offset this in the cash flow statement against the cash of €28m held. The Munich Re Group additionally assumed a total of €10m in investments and €26m in technical provisions through the acquisition. In the third quarter, we increased our stake in the US company Cairnstone Inc. from 25% to 100%. We paid the purchase price of €18m in cash and offset this against the cash of €9m held. In the fourth quarter, we acquired the British company MSP Underwriting for €74m, through which the Munich Re Group assumed a total of €5m in investments. We also acquired Allfinanz Ltd. for €49m.

The **cash outflows for financing activities** stem from the share buy-backs of €2,305m and the dividend payment of €1,002m for 2007. Munich Reinsurance Company's subordinated bond issue resulted in a cash inflow of €1,500m.

Overall in the year under review, cash – which encompasses cash with banks, cheques and cash in hand – rose by €362m to €2,505m.

Other success factors

Besides the high quality of our business operations, a number of factors that cannot be measured by financial performance alone are instrumental in securing the Munich Re Group's sustained economic success. These include:
- Open dialogue with our clients
- Our firm commitment to new, needs-oriented products and services
- Our corporate responsibility towards employees, society and the environment
- Efficient business processes for managing our Group and identifying or avoiding risks

Clients and client relationships

The Munich Re Group has different client bases in reinsurance and primary insurance. The reinsurance group works together with over 5,000 corporate clients – traditional insurers and captives – from around 160 countries. By contrast, our primary insurers service some 33 million policyholders throughout Europe, most of whom are private clients. The products and services we offer therefore differ accordingly.

Reinsurance

As reinsurers, we aspire to be the preferred partner in risk for our clients. Our operative business consequently provides companies wishing to cede insurance risks with the full range of underwriting products. In addition, they can benefit from our strengths that go beyond actual reinsurance cover: our financial strength, our knowledge, our solution-oriented approach, and real partnership with our clients.

We continued to be the preferred partner in knowledge for many clients throughout the world in 2007. In Munich and at our many offices and subsidiaries, we offer a large number of seminars and workshops each year on fundamental topics in all lines of insurance. Held in various languages, these place the emphasis on dialogue between our clients and Munich Re experts. We also stage numerous specialist events at our clients' offices every year – forums, symposiums and seminars – dealing with current developments in the individual markets and ensuring a continual transfer of knowledge.

Our two scholarship programmes, which offer high-quality advanced training for our clients' prospective managers, have enabled us over the years to strengthen the partnerships we enjoy with our cedants.

We also pass on our competence to our business partners in printed form: in 2007, we again brought out over 40 technical publications – in German, English, French, Italian, and Spanish. How much our clients appreciate this service is indicated by the total of some 1,400,000 downloads from our publication portal at www.munichre.com last year.

Our solution-oriented approach to collaboration is also clearly illustrated by connect.munichre, our internet client portal, where we provide our cedants with round-the-clock assistance: useful knowledge, services, analysis and quotation tools from the property, liability and life segments. This supports primary insurers in their daily business and presents a direct and secure interface to Munich Re. With its swift, efficient and safe interactive features, connect.munichre supplements Munich Re's range of services and rounds off personal client relationships. The portal is currently used by over 1,100 insurers globally.

Last but not least, our cedants benefit from our local presence. Branches and subsidiaries around the world ensure that our clients can always find us where and when they need us. We thus combine international know-how with in-depth knowledge of local conditions, to offer our clients individual solutions in every case.

Primary insurance

In primary insurance, we focus on private clients throughout Europe, who make up the bulk of our clientele, along with small and medium-sized commercial firms. They can choose from the full range of product groups: life and health insurance, property-casualty insurance, legal expenses insurance, fund products offered by MEAG as the asset manager of Munich Re and ERGO, and bank products from our cooperation partner UniCredit Group. With this all-round offering, our companies are well positioned in the market: our clients can cover all their financial-service needs comfortably from one familiar and proven source.

The full spectrum of sales organisations in the ERGO Group ensures that our clients can contact us using the channel best suited for their needs. Our field staff attach great importance to consultancy, customer care and service, not only in their sales talks but also in settling claims with clients. Such situations show the value of a good insurer.

ERGO's professional client management has been tested for client satisfaction and service by the German technical inspection agency TÜV and rated as "good". The quality of its claims management is certified to DIN EN ISO 9001, for which regular on-the-spot checks are made in addition to the extensive audit and claims controlling that occurs.

Research and development

As outlined in the general parameters section, insurance markets are subject to a wide variety of influences. The Munich Re Group concerns itself with these factors at an early stage so as to help shape them wherever possible and to adapt its products and services to the new circumstances or devise innovative solutions. Our more than 20 centres of competence play a special role here: they are active in many different fields, and the significance of their work sometimes goes far beyond the immediate world of insurance. Not only do they create the basis for identifying and highlighting new risks; they also help control them by making them insurable.

Munich Re's Geo Risks Research unit, for example, is the link between geo-scientific research and operative underwriting. Besides analysing and evaluating risks, advising underwriters and clients, and developing new service tools, this centre of competence also addresses all climate-change issues of relevance to the Munich Re Group. The Centre of Competence for Biosciences focuses on recent and future trends in genetic engineering and their impact on society and the insurance industry. New centres of competence have also been created in life reinsurance. Their main tasks include analysing insurance portfolios, the findings of which are used to produce new actuarial assumptions and to optimise underwriting, developing products (for risks that are currently uninsurable for instance, such as diabetes under critical illness covers) and improving our clients' business processes (e.g. by using Allfinanz in medical underwriting).

The Information Technology Topic Network designs new types of IT covers geared to creating business opportunities and leveraging new business potentials. A recent example is Munich Re's work in developing first-party computer virus cover in response to the industry's need to insure its own losses caused by IT viruses. Other centres of competence deal with the topics of customised portfolio solutions (for old loss portfolios), directors' and officers' liability, workers' compensation, and the risks of the jewellery business and diamond trade (jewellers' block).

Lastly, our Knowledge Management Centre of Competence provides the methodological and institutional foundations for the constant updating and exchange of knowledge, enabling us to secure, expand and efficiently utilise this, our most important resource. There are now more than 60 topic networks, in which 700 staff from 20 countries are engaged in ensuring a living culture of knowledge.

In the divisions, novel solutions are developed by five innovation teams, i.e. interdisciplinary groups made up of highly qualified experts who work in close contact with the underwriting units to identify and tap new business opportunities. They help promote growth in the divisional units on three levels: by designing tailor-made solutions for our clients, developing new products or particular segment strategies, and introducing new distribution approaches. In this process, the account managers, with their direct access to the needs and requirements of our clients, remain the main source of new business ideas – the innovation teams take up these ideas and are the driving force behind their successful realisation. The focus is on analytical and actuarial methods and on strategic planning. These solutions provide our clients with a variety of benefits, including risk management analyses and support, optimised individual policy design, and new risk transfer solutions for risks on the boundary of insurability.

The Kyoto Multi Risk Policy, for instance, was developed for new risk constellations in emissions trading. Industrial enterprises are faced with the challenge of reducing CO_2 emissions worldwide and are therefore investing an increasing amount of money and know-how in emerging countries. With its innovative concept, Munich Re partners clients in covering risks arising from new technologies, uncertain counterparties and a politically unstable environment. Our activities in the area of research and development in life reinsurance also include the observation and analysis of current market trends, e.g. the effects of Solvency II on the life reinsurance industry.

In primary insurance, we place the emphasis of our research and development on forecasting demographic trends and incorporating the results into product design. After all, these trends constitute important parameters for calculating policy durations and thus for structuring products. Besides this, demographic change is affecting social security systems and consequently influencing our clients' need for private provision.

Our product development combines the scientific findings of the Intergenerational Compacts Research Centre at the Albert Ludwig University in Freiburg with our own knowledge and extensive experience with clients.

ERGO's life insurers use their own mortality tables in order to have customised data available for their specifically structured portfolios. The health insurers make use of the German Association of Private Health Insurers' mortality tables. Our actuaries work closely with the German Association of Actuaries to constantly extend and update their knowledge of client life expectancy.

Staff

Our staff provide the basis for our success with their competence, motivation and commitment. They embody the qualities with which Munich Re turns risk into value. That is why we invest consistently in further developing their skills.

Facts and figures

On 31 December 2007, a total of 38,634 (37,210) staff were employed with the Munich Re Group worldwide, 7,372 (6,928) in reinsurance, 30,460 (29,509) in primary insurance and 802 (773) in asset management. In reinsurance and asset management, staff numbers increased by 444 and 29 respectively. The 6.4% rise in reinsurance is attributable to international acquisitions, with the Bell & Clements Group alone accounting for an additional 123 employees outside Germany. In primary insurance, the number of employees in 2007 increased by 951 to 30,460 compared with the end of 2006, owing to strong growth abroad and in direct insurance, where we are expanding our personnel. To address the consequences that structural changes in Germany have on staff, agreements have been concluded to promote staff mobility within the Group. In the year under review, ERGO introduced job-transfer conditions for desk staff. that regulate such important issues as pensions, binding pay-scales and social benefits for staff transferred for operational reasons from one ERGO company to another. Furthermore, a uniform procedure has been developed according to which desk staff affected by change processes may also be transferred to another suitable area of work.

Munich Re Group staff


Reinsurance companies 7,372 (19.1%)
Asset management 802 (2.1%)
Primary insurance companies 30,460 (78.8%)

Reinsurance – Staff by region


Asia and Australasia 6.4%
Latin America 1.7%
Africa, Near and Middle East 7.1%
Rest of Europe 12.3%
Germany 46.2%
North America 26.3%

Primary insurance – Staff by region


Rest of the world 1.7%
Rest of Europe 28.2%
Germany 70.1%

Munich Re's staff turnover rate has been consistently low for years – proof that we are an attractive employer and that our employees identify strongly with the Company. The rate for ERGO is 4.4%.

Overall turnover at the main Group companies in Germany


ERGO
4.4%
Munich Reinsurance Company
3.5%
MEAG
13.3%

Initial and further training

Initial and further training rank among our strategic tasks in our human resources work. Our staff must be highly qualified and motivated to ensure the continued success of our operations. Their knowledge edge is critical to designing solutions for new market developments at an early stage and to meeting the high-level requirements of our business. We ensure the necessary qualifications and skills through systematic personnel measures that take into account individual abilities and future requirements. Hence, we consistently offer a large number of internal seminars for personal and specialist training. In 2007, the number of participant days spent in training throughout Germany was 32,394. Expenses for training measures totalled €19,132,701.94.

Succession planning

We are also firmly committed to giving young people sound professional training and good career perspectives: in 2007, a total of 1,239 trainees were employed in the Munich Re Group. At ERGO, the percentage of trainees in 2007 was 5.7% (5.8%).

Key pillars of our succession planning are graduate trainee programmes and the employment of students. Munich Re and its subsidiaries ERGO AG, Victoria and Hamburg-Mannheimer have joined the Fair Company Initiative, whose declared aim is to help improve university graduates' chances of finding suitable jobs.

International promotion of talent

Throughout the reinsurance group, we systematically identify and prepare staff for future management tasks worldwide with our scheme for assessing and developing staff potential (POE). Highly talented and qualified staff are selected and groomed for management functions in Munich and for leading functions at business units abroad. As a result, we create career prospects for our staff internationally and can fill vacancies with particularly suitable employees.

The ERGO Management Academy (EMA) offers a broad range of programmes to support all levels of management, be they experienced managers or employees at home and abroad who are assuming managerial responsibilities for the first time. Special attention is devoted to the international exchange of views and ideas between executives of the ERGO companies.

Online job market

The online job markets of Munich Re and the ERGO Insurance Group have been linked since 2005. In 2007, Europäische Reiseversicherung, Mercur Assistance and the reinsurance group's business units outside Germany were integrated into the platform, which records over 130,000 hits a month. An extensive job market is thus available to staff and external applicants alike.

Commitment to sustainability

The Munich Re Group's business is inextricably linked with ecological aspects. We are directly affected by environmental impacts, such as the growing number and intensity of weather-related natural catastrophes. A particular focus of our commitment is therefore climate protection: for many years Munich Re has been contributing its specialist knowledge to numerous organisations and associations concerned with global climate change, especially UNEP FI, the Finance Initiative of the United Nations Environment Programme, which promotes understanding of climate change in the financial sector.

As a service provider, we place comparatively little burden on the environment, but we have to set an example if we want to encourage others to practise sustainable management. We therefore aim to make our activities at our Munich location climate-neutral by 2009. The entire reinsurance group, currently numbering more than 50 locations worldwide, will follow suit by 2012.

This commitment on Munich Re's part has also been acknowledged by independent parties: the World Wildlife Fund and the business magazine "Capital" voted Nikolaus von Bomhard Eco-Manager of the Year in November 2007, in recognition of Munich Re's pioneering role in researching climate change and its commitment to reconciling profit and ecology.

Environmental commitment is also a tradition at ERGO, where Victoria was the first insurance company to have had its environmental management system certified to EMAS (EU Eco-Management and Audit Scheme) and to ISO 14001, a standard to which Munich Re's head office and DAS UK are certified as well. We firmly intend to continue in this direction.

As a globally operating corporation, the Munich Re Group accepts its responsibility towards society and supports various social and cultural projects. Knowledge obligates – that is the conviction that led to our setting up the Munich Re Foundation, whose operations were publicly launched in April 2005, with a capital of €50m. Under the motto "From Knowledge to Action", the Munich Re Foundation has set itself the aim of helping people in risk situations and improving their situation – especially in countries where the people are too poor to make use of financial services like insurance. The foundation not only provides direct support but also devotes itself to promoting knowledge, heightening awareness and networking, which facilitates self-help. In its work, it can build on the highly developed risk knowledge of its benefactor. Detailed information on the Munich Re Foundation can be obtained from its report at www.munichre-foundation.org.

Munich Re staff also practise solidarity. Their voluntary work is supported by the Dr. Hans-Jürgen Schinzler Foundation, which provides a platform for private initiatives. The foundation makes it easier to exchange ideas with like-minded individuals and to provide mutual support. As a result, numerous charitable projects in Germany, Latin America, Africa and Asia benefit.

In addition, the companies of the Munich Re Group are actively engaged in a whole variety of ways in exercising economic, ecological and social responsibility. Our new sustainability portal, which has been online since September 2007, documents how we put the principle of sustainability into practice. All the information can be obtained at www.sustainability.munichre.com/de.

Information security

Information management plays a core role at Munich Re. Great significance is therefore placed on the availability, confidentiality and integrity of data. To ensure the security of all its data, computers and networks, but also of all information not stored in IT systems, the Munich Re Group has efficient security organisations in place in insurance and reinsurance.

At the top of the security pyramid in the reinsurance group is our Chief Information Security Officer, who is responsible for defining uniform global standards and guidelines, monitoring their implementation at all our companies, and managing critical incidents. He and his staff are supported by a "virtual" team of decentralised Information Security Officers and our Security Centre of Competence inToronto, whose functions include testing the IT landscape for weaknesses in security.

We attach great importance to the security training and awareness of all our staff and to improving Munich Re's security culture. Regular external audits and benchmarkings against other groups in the industry have confirmed that Munich Re's information security is at a high level. However, given that we see security as a process rather than a state, we are constantly refining our strategies and standards.This process is geared to the actual risks in order to support Munich Re's business operations and improve its competitiveness. The recommended measures are carefully weighed up against the risk-minimising impact, also in terms of costs, and are duly incorporated into the security architecture.

The divisional units utilise our security experts' know-how in order to explore new fields of business and assess the information security risks at potential client companies.

ERGO's IT security is part of our cross-corporate IT security management, which embraces four levels: security policy, guidelines, concepts, and technical implementation. Responsibility for the management of information security in the ERGO Group lies with its Chief Information Security Officer, who is supported by the IT Security Management Board, a strategy and controlling body.

Security management is being continually improved, also in the light of international standards and Solvency II developments – we are aiming for certification to ISO 27001 by 2009. Suitable security measures are in place for the management of potential operational risks. In order to safeguard the ERGO Group's assets in the long term, IT Security Management provides support for strategic and operational projects in and outside Germany, e.g. in developing a security or risk-management system for foreign subsidiaries.

Corporate governance report[1]

It is our conviction that good corporate governance creates lasting value. We therefore apply the highest standards to our operations and activities, complying with all the recommendations of the German Corporate Governance Code. Beyond this, we have our own Munich Re Code of Conduct specifying high-level ethical and legal requirements that must be met by employees. This information can be found on our website.

How we view corporate governance

Corporate governance stands for a form of responsible company management and control geared to long-term creation of value. Of particular importance to us in this context are the promotion of shareholders' interests, efficient practices on the Board of Management and Supervisory Board, good collaboration between these bodies, and open and transparent corporate communications.

Continually improving our good corporate governance is an important principle underlying our business activities.

What rules apply to Munich Re?

With its international organisation, the Munich Re Group has to consider corporate governance rules in different national legal systems. Clearly, we observe not only the respective national standards but also internationally recognised best practices. In Germany, where Munich Re has its headquarters, corporate governance rules are laid down above all in the German Stock Companies Act, the German Co-Determination Act and the German Corporate Governance Code. The latter, which entered into force in 2002 and has since been amended several times, contains the main legal rules that must be observed by German listed companies. In addition, it includes recommendations and proposals based on nationally and internationally recognised standards of good and responsible management. Every year, Munich Re's Board of Management and Supervisory Board publish a declaration stating how far the Code's recommendations have been complied with. The 2007 declaration of conformity can be found on page 122.

Corporate legal structure

Munich Re is a joint-stock company ("Aktiengesellschaft") within the meaning of the German Stock Companies Act. It has three governing bodies: the Board of Management, the Supervisory Board and the Annual General Meeting. Their functions and powers are derived from this Act and our Articles of Association. This means that the Articles of Association (which can be accessed on our website) are of considerable importance.

Statutory regulations and provisions in the Articles of Association concerning amendments to the Articles

The German Stock Companies Act contains general provisions governing amendments to the Articles of Association (Sections 124 para. 2 sentence 2, and 179–181 of the Act). These state that only the Annual General Meeting can make resolutions on changes to the Articles of Association. In order to be carried, a resolution must receive at least three-quarters of the votes cast by the share capital represented in the vote. The Articles of Association may stipulate a different capital majority (higher or lower) or other requirements, but Munich Re's Articles of Association do not provide for any such special features.

[1] Joint corporate governance report of the Board of Management and Supervisory Board in accordance with item 3.10 of the German Corporate Governance Code.

The German Stock Companies Act contains special regulations on amendments to the Articles of Association where increases and reductions in share capital are concerned (Sections 182–240 of the Act). Under these regulations, all resolutions on capital measures are generally to be made by the Annual General Meeting. Within a self-determined scope, however, the Annual General Meeting can authorise the Board of Management to initiate certain (capital) measures (see page 105 f. for the authorisations relating to Munich Re). In all such cases, a resolution of the Annual General Meeting is required that has been adopted by at least a three-quarter majority of the share capital represented in the vote. Where these resolutions are concerned, Munich Re's Articles of Association again do not provide for other (i.e. higher) majorities or further requirements.

The Annual General Meeting is entitled to transfer to the Supervisory Board the authority to make amendments to the Articles of Association that affect only the wording (Section 179 para. 1 sentence 2 of the German Stock Companies Act). This is the case with Munich Re and has been regulated in Section 14 of the Articles of Association.

Board of Management

Duties and responsibilities of the Board of Management

The Board of Management is responsible for managing the Company. In doing so, it must safeguard Company interests and endeavour to achieve a long-term increase in the value of the Company.

Internal regulation of the Board of Management

Munich Re's Board of Management had nine members at the end of 2007. Since 1 January 2008, the number has decreased again to eight. Pursuant to Article 16 of the Articles of Association, the Board of Management must comprise a minimum of two persons; beyond this, the number of members is determined by the Supervisory Board. The Board of Management has had two committees since 1 January 2006 – one for Group operations and one for reinsurance operations – in order to enhance the efficiency of its work. Rules of procedure issued by the Supervisory Board regulate the work of the Board of Management, in particular the allocation of responsibilities between the individual Board members, matters reserved for the full Board of Management, and the required majority for Board of Management resolutions.

Statutory regulations and provisions in the Articles of Association governing the appointment and dismissal of members of the Board of Management

The legal parameters for the appointment and dismissal of members of the Board of Management are specified in Sections 30–33 of the German Co-Determination Act and Sections 84 and 85 of the German Stock Companies Act. Munich Re's Articles of Association do not deviate from this. The Supervisory Board appoints the members of the Board of Management and may dismiss them at any time for good cause. On initial appointment, members of the Board of Management are usually given contracts for a term of between three and five years. Extensions of up to five years are possible and – in exceptional cases – members of the Board of Management may also be appointed by a court of law.

Powers of the Board of Management with particular regard to the option of issuing or buying back shares

Pursuant to Article 4 of the Articles of Association, Munich Re's Board of Management is authorised to implement certain capital measures (Authorised Capital Increases 2004 and 2006, Contingent Capital Increase 2003 I and 2005).

Furthermore, by resolution of the Annual General Meeting of 26 April 2007, the Board of Management is authorised to buy back and use the Company's own shares – and to do so to a limited degree by using derivatives. The complete wording of the resolution adopted on agenda items 5 and 6 can be accessed on our website (www.munichre.com) at any time. The Board of Management availed itself of this authorisation in 2007 by resolution of 4 May 2007. By 31 December 2007, a total of nearly 11.7 million shares had been purchased for an overall price of around €1.55bn, equivalent to approximately 5.3% of the relevant share capital at the time of the 2007 authorisation. As part of the 2006/2007 share buy-back programme, around six million own shares were acquired in 2007 up to the 2007 Annual General Meeting for an overall price of approximately €750m, representing around 2.6% of the relevant share capital at the time when the authorisation was granted by the 2006 Annual General Meeting. These shares and the approximately 3.6 million shares from the 2007/2008 share buy-back programme have already been retired.

Collaboration between Board of Management and Supervisory Board

The Board of Management and Supervisory Board cooperate closely to the benefit of the Company. The Board of Management coordinates the Company's strategic approach with the Supervisory Board and discusses the current state of strategy implementation with it at regular intervals. It reports regularly to the Supervisory Board. Specific types of transaction, such as investments of substantial size, fundamentally require the Supervisory Board's consent.

Supervisory Board

The Supervisory Board monitors the Board of Management and gives counsel where appropriate. Certain transactions like major investments or capital measures require its approval, but it is not authorised to take management action. The Supervisory Board also appoints the external auditor of the financial statements. Remuneration of the members of the Supervisory Board is regulated in the Articles of Association, i.e. is determined by the shareholders.

In compliance with the law and the Company's Articles of Association, Munich Re's Supervisory Board has 20 members. Half are elected representatives of the employees, and half representatives of the shareholders, elected by the Annual General Meeting. Supervisory Board resolutions on the nomination of candidates for election to the Supervisory Board at the Annual General Meeting only require the majority of votes cast by the Supervisory Board members representing the shareholders.

Munich Re's Supervisory Board has set up five committees: the Standing Committee, the Personnel Committee, the Audit Committee, the Conference Committee, and (since the end of 2007) the Nomination Committee, thereby complying with a new recommendation of the German Corporate Governance Code.

Annual General Meeting

At Munich Re's AGM, the principle of "one share, one vote" applies. Shareholders may exercise their voting rights personally or authorise a proxy appointed in writing, a bank or a shareholders' association to cast their votes. Munich Re also offers its shareholders the opportunity to have their voting rights exercised in accordance with their personal instructions by one of the proxies nominated by the Company.

Significant agreements which take effect, alter or terminate upon a change of control following a takeover bid

Based on our underwriting guidelines, our reinsurance agreements generally include a clause that grants both parties to the agreement a right of extraordinary cancellation in the event that "the other party merges with another company or its ownership and control undergoes a material change". Such or similar clauses are typical of the industry. Munich Re's long-term incentive plans provide for special exercise conditions in the event of a change of control. Beyond this, there are no other significant agreements subject to such conditions.

Corporate governance topics in 2007

At its meeting on 9 November 2007, the Supervisory Board decided to set up a Nomination Committee. This committee is comprised exclusively of representatives of the shareholders and presents a list of candidates suitable as representatives of the shareholders to the Supervisory Board for the latter's election proposals to the Annual General Meeting.

In 2007, the Supervisory Board again reviewed the efficiency of the Board of Management's activities by way of an extensive survey. To this end, the Standing Committee of the Supervisory Board compiled a detailed questionnaire that was sent to all Supervisory Board members. The main focus was on the content and timing of reports from the Board of Management to the Supervisory Board. This was assessed as consistently positive and efficient, as was the work of the Supervisory Board and its committees in the 2007 financial year, notwithstanding a large number of proposals for improvement made in response to the survey.

Recommendations and proposals of the German Corporate Governance Code

In November 2007, the Board of Management and the Supervisory Board published the following declaration of conformity, in accordance with Section 161 of the German Stock Companies Act:

"Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München fulfils all the recommendations of the German Corporate Governance Code of 14 June 2007 (published on 20 July 2007) and will continue to do so in future. Since the last declaration of conformity in November 2006, Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München has fulfilled all the recommendations of the German Corporate Governance Code of 12 June 2006 (published on 24 July 2006)."

Munich Re also complies with all the proposals of the German Corporate Governance Code with only one exception. This concerns item 5.4.7 para. 2 sentence 2 of the Code, which suggests that the result-related remuneration of members of the Supervisory Board should include components based on the company's long-term performance. The Board of Management and Supervisory Board will propose a suitable amendment to the Articles of Association at the 2008 Annual General Meeting.

Remuneration report

Structure of the remuneration system for the Board of Management

In conformity with the German Corporate Governance Code, we here explain the principles of the remuneration system for Munich Re's Board of Management and the structuring of the individual remuneration components.

The structure and amount of the remuneration are determined by the Supervisory Board's Personnel Committee, whose three members comprise the Chairman of the Supervisory Board, another of the shareholder representatives and one of the employee representatives. The full Supervisory Board discusses the remuneration structure and reviews it regularly.

Structure and system of the Board of Management's remuneration

Component	Assessment basis/ parameters	Corridor	Precondition for payment	Payment
Basic remuneration, remuneration in kind/fringe benefits				
Basic remuneration, remuneration in kind/ fringe benefits **Company car, healthcare, security measures, insurances**	Function Responsibility Length of service on the Board	Fixed	Contractual stipulations	Monthly
Short-term compensation component				
Annual bonus	Consolidated result Company result Divisional result Individual objectives	0–150% (fully achieved = 100%)	Achievement of objectives	Annually in following year
Medium- and long-term compensation component				
Medium-term bonus	Consolidated result	50–150% (fully achieved = 100%)	Achievement of objectives at least 50% on average over three years	In the fourth year
Share-price-based compensation component				
Long-term incentive plan (stock appreciation rights; term: seven years)	Appreciation in share price	0–150% (cap at 150% of share price increase)	– End of vesting period (two years) – 20% share price increase – MR shares have outperformed EURO STOXX 50 twice at the end of three-month period during the term of the plan	As from third year of plan until end of plan
Retirement plan				
Pension entitlement	Basic remuneration Number of years on the Board	Fixed	– Retirement – Insured event – Premature termination or non-extension of employment contract under certain circumstances	–

Fixed components

Basic remuneration

The fixed annual basic remuneration is paid in the form of a monthly salary.

Remuneration in kind/fringe benefits

Remuneration in kind and fringe benefits are granted according to function, and are commensurate with market conditions (DAX 30 companies). The benefits in question are individually taxable.

Variable components

Short-term compensation component – Annual bonus

This compensation component is based on different categories of objectives. The targets and scaling for Group, corporate and divisional objectives are geared to particular indicators; individual objectives form the basis for the achievement of personal targets. The key indicator used for the Group objective is "return on risk-adjusted capital – RORAC", which is comprised of key figures from external accounting, and from other key portfolio and performance data. Information on the definition of RORAC is provided on pages 55. We use the performance measures embodied in value-based management for the corporate and divisional objectives.

The processes defined to specify objectives and assess their achievement also involve the external auditor, who subjects the envisaged financial objectives to a review regarding their consistency, appropriateness and assessability, which includes analysing the calculation of the individual results achieved. The outcome of the review and any potentially controversial aspects are rendered transparent for the Supervisory Board's Personnel Committee.

Medium- and long-term compensation component – Medium-term bonus

The medium-term bonus is based on performance over a three-year period. It is measured on the basis of the Group result category from the short-term compensation component. Payments are made only if the achievement rate is at least 50% on average for the three-year period.

Share-price-based compensation component – Long-term incentive plan

This remuneration component, with a long-term perspective, is linked to the sustained appreciation of Munich Re's share price. The long-term incentive plan is set up each year, and the participants receive a certain number of stock appreciation rights. These can only be exercised if, after a two-year vesting period, Munich Re's share price has risen by at least 20% since inception of the plan and the shares have outperformed the EURO STOXX 50 at least twice at the end of a three-month period during the term of the plan. The exercise hurdles are exacting and in keeping with the German Corporate Governance Code.

Whether the stock appreciation rights can be exercised and, if so, when, is not certain at the time they are granted. The exercising and proceeds depend on the development of the share price and the exercise price and date. The amount of income is limited. Up to now, it has only been possible to exercise stock appreciation rights under the plans set up in 1999 and 2003 to 2005. Further information on the long-term incentive plans can be found on pages 242 to 245 of the notes to the financial statements.

In the case of 100% achievement of objectives (annual bonus, medium-term bonus) and based on the imputed value of the share-price-linked compensation (long-term incentive plan) at the granting date, the weightings of the individual components in terms of total remuneration are as follows: basic remuneration approx. 25%, annual bonus approx. 35%, medium-term bonus approx. 20%, and long-term incentive plan approx. 20%. Annual bonus, medium-term bonus and long-term incentive plan together form a well-balanced incentive system.

In accordance with the recommendations of the German Corporate Governance Code, the monetary remuneration of the Board members thus comprises fixed and variable components, all of which are appropriate in themselves and as a whole. Criteria for this are in particular the respective Board member's duties, the Board member's personal performance, the performance of the Board as a whole and the financial situation, performance and future prospects of Munich Re, taking into account the relevant benchmarks.

A different arrangement applies to the remuneration structure of Mr. Phelan, who until 31 December 2007 was not only a member of the Board of Management but also the President, Chief Executive Officer and Chairman of the Board of Munich Re America Corporation, and therefore had special remuneration agreements, with the major portion of his income derived from the USA.

Other remuneration In the case of seats held on other boards, remuneration for board memberships must be paid over to the Company or is deducted in the course of regular compensation computation. Excepted from this is remuneration for memberships explicitly recognised by the Company as personal, which do not exist at present. In the event of a change of control, the members of the Board of Management have no contractual entitlement to payments. As far as the share-price-based remuneration is concerned, the conditions provide for special exercise options in the case of a change of control. Details of this are provided in the notes to the consolidated financial statements on page 245.

Pension entitlement The members of the Board of Management are members of a defined benefit plan under which they will receive a fixed pension whose amount depends on their basic remuneration and their years of service on the Board.The pension level starts at 30% and can reach a maximum of 60% of annual basic remuneration.

Benefits on termination of employment

Benefit	Precondition	Benefit amount
Occupational pension		
	– Reaching the age of 60; at the latest, turning 65	– For six months, previous monthly basic remuneration (only for Board members appointed prior to 2006) – Defined benefit of between 30% and 60% of annual basic remuneration – Reduced for other income earned from third parties before reaching the age of 65
Disability pension		
Contract ends owing to non-extension or revocation of Board member's appointment due to permanent incapacity to work	– The Board member is incapacitated for longer than 12 months and will probably be permanently unable to fully perform duties of office	– For six months, previous monthly basic remuneration (only for Board members appointed prior to 2006) – Defined benefit of between 30% and 60% of annual basic remuneration – Reduced for other income earned from third parties before reaching the age of 65
Reduced occupational pension on early retirement		
Contract ends owing to non-extension or revocation of Board member's appointment, but not due to – gross violation of duties – the Board member giving notice	– Older than 50 – More than ten years' service with the Company – Board member's appointment extended at least once	– For six months, previous monthly basic remuneration (only for Board members appointed prior to 2006) – Defined benefit of between 30% and 60% of annual basic remuneration – Reduced by 2% for each year or part thereof short of 65th birthday – Reduced for other income earned from third parties before reaching the age of 65
Vested benefits for occupational pension, disability pension and surviving dependants		
Benefits drawn under entitlements a) and b) on – reaching the age of 65 – incapacity to work – death of Board member		
a) Entitlement under the German Employers' Retirement Benefits Act	Entitlement to vested benefits – Leaving the Board before reaching the age of 60 – At least five years' service with the Company	– Defined benefit of between 30% and 60% of annual basic remuneration – The vested benefits are a proportion of the occupational pension, based on the ratio of actual service with the Company to the period the Board member would have worked for the Company altogether until 65th birthday
b) Improved entitlement Contract ends owing to non-extension of Board member's appointment (by the Company), but not due to – gross violation of duties – the Board member giving notice	Entitlement to vested benefits – Leaving the Board before reaching the age of 60 – At least ten years' service with the Company	– For six months after leaving the Board, previous monthly basic remuneration (only for Board members appointed prior to 2006) – Defined benefit of between 30% and 60% of annual basic remuneration – Reduced by 2% for each year or part thereof short of 65th birthday

Benefit	Precondition	Benefit amount
Benefits for surviving dependants		
Widow(er)'s/orphan's pension		
a) Active Board member	– Death of Board member during active service	– For six months, previous monthly basic remuneration (only in the case of Board members appointed prior to 2006) – For three months, previous monthly basic remuneration (in the case of Board members appointed since 2006)
b) Retired Board member	– Death of Board member after retirement – Marriage and/or birth of child before drawing occupational pension	– For three months, previous monthly occupational pension – If Board member's occupational pension is reduced owing to early retirement, widow(er)'s and orphan's pensions are based on reduced occupational pension
a) and b)	Entitlement ceases – for widow(er) on remarrying (only in the case of Board members appointed since 2006) – for orphans · on reaching the age of 18 · on reaching the age of 20 (only in the case of Board members appointed prior to 2006) · on reaching the age of 27 if the orphan is in full-time education or vocational training, is doing military or civilian service, or is unable to support himself or herself owing to a physical or mental disability	– Widow(er)'s pension = 60% of defined benefit – Possible age-related reduction (max. 50%) of the widow(er)'s pension depending on age of married couple – Offsettable against widow(er)'s pension · Income up to a maximum of 50%, insofar as such income exceeds 50% of widow(er)'s pension · Any benefits received from previous employers of the widow(er) (in the case of Board members appointed since 2006) – Orphan's pension = 20% of defined benefit per orphan – Doubling of orphan's pension if no widow(er)'s pension is payable (only in the case of Board members appointed prior to 2006) – Widow(er)'s and orphan's pensions together may not exceed the occupational pension

Occupational pensions and pensions for surviving dependants are reviewed for adjustment if salaries payable under pay-scale agreements in the insurance industry have increased by more than 12% (based on the average final salary of all pay-scale categories) since the pensions were last fixed or more than three years have passed since that date.The adjustment made will at least be in line with the increase in the cost of living according to the consumer price index for Germany. Vested benefits are not adjusted.

Insofar as members of the Board of Management are entitled to vested benefits under a company pension scheme as a result of their previous employment with the Company or one of its affiliates or with other companies that they previously worked for, such benefits are offset against the Company's occupational pension payments.

Total remuneration of the Board of Management

The basis for reporting the remuneration of Board members is German Accounting Standard No. 17 (DRS 17), according to which the amount shown for the annual bonus is the provision established for that bonus, since the performance on which the bonus is based has been completed by the balance sheet date of the financial year and the requisite Board resolution is already foreseeable. Under the above-mentioned standard, medium- and long-term bonuses of the members of the Board of Management must be recognised in the year of payment in future.The members of Munich Reinsurance Company's Board of Management received remuneration totalling €17.0m (19.5m) for fulfilment of their duties in respect of the parent company and its subsidiaries in the financial year.The previous year's figures have been adjusted in accordance with DRS 17.The reduction in remuneration is due to changes in the composition of the Board of Management.The total remuneration includes the compensation components that Mr. Phelan received for his functions at Munich Re America.

Remuneration of individual Board members
(in accordance with Section 285 sentence 1 item 9a sentences 5–9 of the German Commercial Code and Section 314 para. 1 item 6a sentences 5–9 of the German Commercial Code)

Name	Financial year	Basic remuneration	Remuneration in kind and fringe benefits	Annual bonus [1,2,3]	Long-term-incentive-plan	Value of stock appreciation rights granted	Total	Number of stock appreciation rights
		€	€	€	€	€	€	
Dr. Nikolaus von Bomhard	**2007**	**864,000**	**51,878**	**1,588,650**		**666,000**	**3,170,528**	**21,442**
	2006	864,000	57,393	1,606,500		666,000	3,193,893	30,411
Dr. Ludger Arnoldussen [4]	**2007**	**300,000**	**39,647**	**479,640**		**240,000**	**1,059,287**	**7,727**
	2006	75,000	7,566	133,875		60,000	276,441	2,740
Dr. Thomas Blunck	**2007**	**350,000**	**28,026**	**509,110**		**280,000**	**1,167,136**	**9,015**
	2006	300,000	26,818	569,520		240,000	1,136,338	10,959
Georg Daschner	**2007**	**450,000**	**33,133**	**752,220**		**360,000**	**1,595,353**	**11,590**
	2006	400,000	29,780	771,120		320,000	1,520,900	14,612
Dr. Heiner Hasford [5]	**2007**	**116,000**	**8,357**	**170,042**		**49,000**	**343,399**	**1,578**
	2006	696,000	40,700	1,020,250		294,000	2,050,950	13,425
Dr. Torsten Jeworrek	**2007**	**550,000**	**33,538**	**1,007,930**		**440,000**	**2,031,468**	**14,166**
	2006	500,000	29,021	961,800		400,000	1,890,821	18,265
Christian Kluge [6]	**2007**	**–**	**1,634**	**–**		**–**	**1,634**	**–**
	2006	510,000	33,702	816,480		300,000	1,660,182	13,699
John Phelan [7,8,9,10]	**2007**	**795,214**	**203,352**	**1,441,251**	**850,660**	**620,121**	**3,910,598**	**–**
	2006	857,253	127,530	845,231	947,603	99,930	2,877,547	4,563
Dr. Peter Röder [11]	**2007**	**75,000**	**4,029**	**124,425**		**60,000**	**263,454**	**1,932**
	2006	–	–	–		–	–	–
Dr. Jörg Schneider	**2007**	**600,000**	**41,958**	**1,134,000**		**480,000**	**2,255,958**	**15,454**
	2006	600,000	35,014	1,113,000		480,000	2,228,014	21,918
Dr. Wolfgang Strassl	**2007**	**350,000**	**14,508**	**603,190**		**280,000**	**1,247,698**	**9,015**
	2006	300,000	14,959	561,540		240,000	1,116,499	10,959
Karl Wittmann [12]	**2007**	**–**	**405**	**–**		**–**	**405**	**–**
	2006	510,000	33,131	723,240		300,000	1,566,371	13,699
Total	**2007**	**4,450,214**	**460,465**	**7,810,458**	**850,660**	**3,475,121**	**17,046,918**	**91,919**
	2006	5,612,253	435,614	9,122,556	947,603	3,399,930	19,517,956	155,250

[1] At the balance sheet date, no Board resolution had yet been passed on the amounts to be paid for 2007. The amount shown for the annual bonus is based on estimates and the relevant provisions established. The actual amounts paid out will be shown in the following year.
[2] Owing to the good business performance, provisions have been established for the maximum bonus amounts for the consolidated result.
[3] In the financial year 2006, a total of €9,355,829 was reserved for the annual bonus, whereas the actual amount paid out totalled €9,122,556.
[4] Member of the Board of Management since 1 October 2006.
[5] Retired from the Board of Management on 28 February 2007.
[6] Retired from the Board of Management on 31 December 2006; the remuneration in kind shown is for the previous year.
[7] Has a rolling long-term incentive plan at Munich Re America. Amounts were paid out for Plan 2004–2006 in 2007 and for Plan 2003–2005 in 2006.
[8] Remuneration in kind and fringe benefits include travel expenses from Princeton to Munich.
[9] Retired from the Board of Management on 31 December 2007 and received a payment equivalent to the grant value in lieu of the stock appreciation rights.
[10] Decrease in basic remuneration due to low dollar exchange rate compared with previous year.
[11] Member of the Board of Management since 1 October 2007.
[12] Retired from the Board of Management on 31 December 2006; the benefits in kind shown were for the previous year.

The share-priced-based compensation component is accounted for at fair value at the granting date. Details of the fair value are provided in the notes to the consolidated financial statements as from page 242. Whether the variable components will actually be paid out to the Board members, and if so how high the sums will be, is not yet certain and will depend on the degree to which individual objectives are achieved, and on the exercise conditions of the long-term incentive plans. Munich Re shares have been acquired to cover future obligations arising from the long-term incentive plans so that the expenses resulting from a growth in value of the stock appreciation rights are neutralised by an increase in the value of the share portfolio.

The provisions posted hitherto for the medium-term bonus 2006–2008, payable in 2009, are shown in the following table.

Provisions for the medium-term bonus 2006–2008[1]

Name	Financial year 2007	Financial year 2006	Total
			€
Dr. Nikolaus von Bomhard	**1,020,000**	1,020,000	2,040,000
Dr. Ludger Arnoldussen[2]	**360,000**	90,000	450,000
Dr. Thomas Blunck	**420,000**	360,000	780,000
Georg Daschner	**540,000**	480,000	1,020,000
Dr. Heiner Hasford[3]	**110,000**	660,000	770,000
Dr. Torsten Jeworrek	**660,000**	600,000	1,260,000
Christian Kluge[4]	-	540,000	540,000
John Phelan	**210,000**	210,000	420,000
Dr. Peter Röder[5]	**90,000**	–	90,000
Dr. Jörg Schneider	**720,000**	720,000	1,440,000
Dr. Wolfgang Strassl	**420,000**	360,000	780,000
Karl Wittmann[6]	–	540,000	540,000
Total	4,550,000	**5,580,000**	**10,130,000**

[1] Owing to the good business performance in 2006 and 2007, provisions have been established for the maximum bonus amounts for the consolidated result.
[2] Member of the Board of Management since 1 October 2006.
[3] Retired from the Board of Management on 28 February 2007.
[4] Retired from the Board of Management on 31 December 2006.
[5] Member of the Board of Management since 1 October 2007.
[6] Retired from the Board of Management on 31 December 2006.

Pension entitlements

Personnel expenses of €1.5m (1.2m) were incurred in the financial year for the increase in the pension provisions for active members of the Board of Management. The following pension commitments result for the individual members of the Board of Management:

Pension entitlements

Name		Pension commitments as as at 1 January	Personnel expenses for the provision
			€
Dr. Nikolaus von Bomhard	**2008**	**407,100**	**346,589**
	2007	380,160	284,237
Dr. Ludger Arnoldussen [1]	**2008**	**157,500**	**231,936**
	2007	150,000	–
Dr. Thomas Blunck	**2008**	**120,000**	**129,345**
	2007	105,000	94,784
Georg Daschner	**2008**	**180,000**	**101,810**
	2007	180,000	77,314
Dr. Heiner Hasford [2]	**2008**	**–**	**–**
	2007	375,840	263,560
Dr. Torsten Jeworrek	**2008**	**171,000**	**157,656**
	2007	165,000	122,229
Christian Kluge [3]	**2008**	**–**	**–**
	2007	244,800	–
John Phelan [4]	**2008**	**410,483**	**130,520**
	2007	460,559	117,677
Dr. Peter Röder [5]	**2008**	**90,000**	**37,242**
	2007	–	–
Dr. Jörg Schneider	**2008**	**275,000**	**238,257**
	2007	252,000	194,722
Dr. Wolfgang Strassl	**2008**	**120,000**	**106,154**
	2007	105,000	77,082
Karl Wittmann [6]	**2008**	**–**	**–**
	2007	244,800	–
Total	2008	1,931,083	1,479,509
	2007	2,663,159	1,231,605

[1] The pension commitments include pension entitlements from former employers which have been transferred to Munich Re.
[2] Retired from the Board of Management on 28 February 2007; commitment for occupational pension on reaching the age of 60.
[3] Retired from the Board of Management on 31 December 2006.
[4] Pension commitment from Munich Re America and personnel expenses of Munich Re America. Reduction in pension commitments due to lower dollar exchange rate compared with previous year.
[5] Retired from the Board of Management on 31 December 2006.
[6] Retired from the Board of Management on 31 December 2006.

Total remuneration of former members of the Board of Management

Payments to retired members of the Board of Management or their surviving dependants totalled €6.0m (5.2m).

Pension commitments

Personnel expenses of €0k (17k) were incurred for retired members of the Board of Management. As at 31 December 2007, the pension provisions and provisions for comparable benefits for the retired members of the Board of Management or their surviving dependants amounted to €0m (0m) after deduction of plan assets held by a separate entity (under a contractual trust agreement).

Total remuneration of the Supervisory Board

The current rules applicable to the remuneration of the Supervisory Board provide for a fixed remuneration component of €45,000 and a variable result-related remuneration component. The Chairman of the Supervisory Board receives twice, and the Deputy Chairman one-and-a-half times, this fixed and variable remuneration.

The result-related annual remuneration is based on the undiluted earnings per share from continuing operations, as shown in the consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs): each Supervisory Board member receives €4,500 for each full euro by which earnings per share exceed €4, but a maximum of €36,000.

Remuneration of Supervisory Board members in the financial year 2007 in accordance with Article 15 of the Articles of Association[1]

	Fixed remuneration		Result-related remuneration[3]	Total
Name	Annual	For committee work[2]	Annual	
				€
Dr. Schinzler, Chairman	90,000.00	66,250.00	72,000.00	**225,000.00[4]**
Bach, Deputy Chairman	67,500.00	22,500.00	54,000.00	**144,000.00**
Prof. Dr. Kagermann	45,000.00	21,250.00	36,000.00	**102,250.00**
Dr. Pischetsrieder	45,000.00	22,500.00	36,000.00	**103,500.00**
Dr. Schmidt	45,000.00	45,750.00	36,000.00	**112,500.00[4]**
Appel	45,000.00	23,250.00	36,000.00	**104,250.00**
Stögbauer	45,000.00	23,250.00	36,000.00	**104,250.00**
Süßl	45,000.00	11,250.00	36,000.00	**92,250.00**

All other members of the Supervisory Board (Hartmann, Prof. Dr. Markl, Mayrhuber, Prof. Van Miert, Prof. Dr. v. Pierer, Dr. Sommer, Emmert, Dr. Janßen, Michl, Müller, Dr. Schimetschek, Vö) each received total remuneration of €81,000.00 (fixed remuneration of €45,000.00 and result-related remuneration of €36,000.00)[3].

[1] Plus turnover tax in each case, in accordance with Article 15 para. 6 of the Articles of Association.
[2] In the case of members of the Audit Committee, the amount includes attendance fees in accordance with Article 15 para. 4 of the Articles of Association.
[3] Highest possible amount in accordance with Article 15 para. 2 of the Articles of Association.
[4] After capping in accordance with Article 15 para. 5 of the Articles of Association.

The additional remuneration for work on committees – which is based on the fixed remuneration only – takes into account the recommendations of the German Corporate Governance Code.

The limitation of the total remuneration of each member of the Supervisory Board to two-and-a-half times the fixed remuneration ensures that the overall remuneration of individual Supervisory Board members remains appropriate even if further committees are set up. There are no pension commitments for former members of the Supervisory Board or their surviving dependants.

Advances and loans

The members of the Supervisory Board and Board of Management did not receive any cash advances or loans in the year under review. Nor were there any notifiable transactions between Board members and the Munich Re Group. Furthermore, no payments were made or advantages extended to members of the Supervisory Board for services provided internally within the meaning of item 5.4.7 para. 3 of the German Corporate Governance Code.

Share trading and shares held by members of the Board of Management and the Supervisory Board

The Company has to be notified promptly of the acquisition or sale of Company shares or financial instruments based on these by members of its Board of Management and Supervisory Board and by certain persons closely related to or connected with them. This notification must take place for acquisition and sales transactions equal to or exceeding €5,000 in a single calendar year. Under Section 10 para. 1 of the German Securities Prospectus Act, Munich Re is obliged to publish information of this kind on its website without delay as well as in an annual document.

The total number of Munich Re shares and financial instruments based on these held by all members of the Board of Management and Supervisory Board amounts to less than 1% of the shares issued by the Company.

Prospects

- Adherence to "profit before growth" strategy
- Result target of 15% on risk-adjusted capital over the full cycle
- Increase in corporate value through profitable growth

There is a growing tendency among some capital market players to pursue legal action against companies in connection with statements they have published on future development, a trend that involves considerable loss potential for the companies concerned and for their other shareholders. This practice inevitably affects transparency, as many companies tend to be reluctant about the information they give on future business performance and disclose only what is required by law.

For this reason, we wish to emphasise the following: predictions about the forthcoming development of our Group are based primarily on planning figures, forecasts and expectations. Consequently, the following assessment of the Munich Re Group's development merely reflects our assumptions and views. It follows that we cannot accept any responsibility or liability in the event that they are not realised in part or in full.

Overview

In the coming years, we will adhere to our principle of "profit before growth" in primary insurance and reinsurance. In other words, we will strive for growth in profits, not in premium income, and notwithstanding our previous successes, we will continue to make every effort to improve our business portfolio and the efficiency of our processes. Furthermore, we intend to and will expand our business, but not at the expense of sustained profitability.

In reinsurance, this means in concrete terms that we intend to generate additional profit from our reinsurance activities by 2010 and thus be the most profitable of the big five reinsurers. To this end, we have combined strategic business initiatives and organisational and structural projects in our Changing Gear growth programme, aimed at achieving our three ABC goals: Ambitious growth, Best in class and Capital efficiency. At the heart of this programme is our determination to provide our clients even more rapidly and efficiently with products tailored to their needs.

Primary insurance, especially life and health business, is going through a period of great change. The public's need for cover in the area of healthcare and personal provision is rising and increasingly needs to be funded privately, as state social security systems in the vast majority of European countries are being scaled back. This opens up major opportunities in the medium and long term for our life, health and personal accident insurers. In property-casualty insurance, we expect premium income to grow, mainly owing to strong growth in international business.

Four record results in a row are proof that we are on the right track with our strictly profit-focused corporate policy. With a profit for the year of over €3.9bn (3.5bn) and a return on risk-adjusted capital of 20.2% (20.2%) (a definition of RORAC is provided on page 55), we clearly surpassed our target for 2007. Major contributory factors were the very good performance of our business and one-off income of around €400m from the German Business Tax Reform Act and the Annual Tax Act 2008. For 2008, and for the foreseeable future, we are adhering to our long-term objective of earning a 15% RORAC independent of the market cycles. We will finalise and publish the risk-adjusted capital for 2008 when we have comprehensively assessed and published our risk position in May 2008. However, with the aimed-at consolidated profit of between €3.0bn and €3.4bn, we should achieve our long-term RORAC target in 2008. Our active capital management (see page 101 f.) includes returning surplus capital to our equity holders through dividends and share buy-backs. We therefore resolved to buy back and retire Munich Re shares with a volume of up to €2bn before the Annual General Meeting on 17 April 2008. The share buy-back was successfully concluded in January 2008. In addition, we intend to purchase further Munich Re shares for at least €3bn by the end of 2010. Moreover, the Board of Management and Supervisory Board will propose at the Annual General Meeting that the dividend per share again be increased, by €1.00 to €5.50, thus enabling our shareholders to participate in Munich Re's outstanding result through a total payout of more than €1.1bn. For the current and coming financial years, we intend to pay our shareholders an annual dividend of at least €1bn, basing the exact amount on the size of our annual profit.

Economic parameters

Macroeconomic parameters are likely to be less positive in the further course of the year, which has implications for insurance demand and for expected returns on investments.

Economy

The still comparatively robust global economy should remain resilient in 2008, although we are expecting growth to be reduced. The problems that the US property market has triggered in the international financial markets are likely to continue for a while. Another adverse factor is the high oil price, which is showing no sign of a significant decline in view of the tense political situation in the Middle East and strong demand. There is a high degree of uncertainty regarding the further development of the US economy and the probability of a recovery in the course of the year, since further loan defaults at banks could aggravate the public's loss of confidence and the associated credit squeeze. Given the reduced growth dynamics, we expect inflation to remain more or less constant compared with the previous year.

In Japan, growth is expected to slacken again somewhat in 2008. As real incomes fail to rise, private consumption is being curbed. Exports, in particular to other parts of Asia, should continue to be a supporting factor, however. The rate of increase in prices is likely to be moderately positive.

In the eurozone, as in Germany, the rate of growth is expected to further reduce slightly. Improved employment figures and solid investment demand are continuing to have a positive effect, but the economy is unlikely to escape the impact of the expected global deceleration in growth. Likewise, the marked increase in the euro against the US dollar will have a dampening effect on the export industry. For the eurozone, we project that inflation will remain constant or rise slightly.

The economy in the United Kingdom will probably slow down appreciably.

The anticipated gradual cooling of the global economic climate is likely to affect economic development in the emerging economies. There should be a marginal slackening of growth in most regions, notably in Latin America, central and eastern Europe, and Asia.

Capital markets The environment for the most important international stock markets will become more difficult as a consequence of the weaker global economic momentum and the uncertainty on the credit markets. After an intermediate high in interest rates in mid-2007, yields on long-term fixed-interest securities are declining again, already having largely anticipated an economic slowdown. Up to the end of 2008, we are proceeding on the assumption that the yield level will rise moderately.

Insurance industry If global economic dynamics slow down in 2008 as projected, growth in the global insurance industry is likely to be only moderate as a whole.

In the emerging markets, however, demand for insurance cover should remain comparatively high.

Despite the continued upswing in Germany, the economy is expected to provide only weak impulses for property-casualty insurance in 2008, a situation aggravated by the current stage of the insurance cycle. Nevertheless, the concept of private provision should come more strongly to the fore in the medium to long term, not only in Germany but also in many other industrial nations, in particular since demographic trends are increasingly pushing state social security systems to their limits. Private health insurance is likely to benefit from this environment, but the political risks remain.

In the renewals of reinsurance treaties at 1 January 2008, price trends varied between classes of business and regions.

Rates were down moderately on average, but profitability remained adequate on the whole. We anticipate a tendency for the market to become more difficult. Particularly in an environment of increasing competition, it is in the interests of end-clients that primary insurers and reinsurers make sure that prices, terms and conditions remain risk-adequate.

Risks The economic prospects are subject to uncertainties. Especially the US housing market slump, and the crises in liquidity and confidence it has triggered in the financial markets could become more acute than currently expected. Other risks include geopolitical threats, especially in the Near and Middle East, the risk of major new terrorist attacks, and the possible imposition of protectionist measures. Further major risks are the global economic imbalances, especially the substantial deficit in the US budget and current account, which could further weaken the US dollar. In addition, there is great uncertainty regarding the future trend in energy prices.

The insurance industry must cope not only with macroeconomic uncertainties but also with political risks, including state influence on private health insurance and other adverse measures in the field of social, economic and fiscal policy.

Also relevant are regulatory risks, with supervisory regulations undergoing revision worldwide and requirements changing for reporting, capitalisation and even the fundamental assessment of individual types of business.

Markets continue to be subject to the risk that unexpectedly intense competition – whether from new or established providers – may have a negative influence on price levels. Keeping a clear focus on profitability before growth and on the efficiency of management systems will remain critical to success.

Development of the Munich Re Group

Reinsurance

Reinsurance continues to hold considerable promise for the future, with a variety of earnings opportunities. We expect the global reinsurance market to carry on growing in the next ten years. We intend to participate in this development and aim to be the most profitable of the big five reinsurers. The basis for achieving this goal is our Changing Gear growth programme.

The development of property-casualty business is likely to be surpassed by the dynamic growth of life and health reinsurance. We predict that the highest percentage growth rates will come from the emerging markets of Asia and Latin America. Given their higher starting level, Europe and North America should nevertheless provide significantly greater absolute growth. With our worldwide presence, we are excellently positioned to tap the opportunities in all regions of the world and fields of business. This applies to business opportunities arising from differences in regional and line-specific market cycles, and to strategic initiatives, e.g. the expansion of Retakaful business written by our newly established branch in Kuala Lumpur (see page 78).

In **life reinsurance**, premium income is set to decline somewhat in 2008, since we are reducing several large-volume reinsurance treaties as planned. For the coming years, however, we anticipate that fundamental growth impulses will derive from the restructuring of European insurance supervision (Solvency II) and the continuing privatisation trend in old-age and disability provision in advanced markets. Other developments, such as the dynamic growth of the life insurance markets in Asia and eastern Europe, should also contribute to the expansion of our new business.

There are a host of avenues for growth with various business models in the field of **health** business. By strongly integrating insurance and reinsurance and providing a broad range of services, we cover more than the insurance industry's typical value chain, which allows us to offer our clients services that extend beyond insurance itself. We will further intensify the close cooperation between Munich Re and DKV in selected foreign markets. Our commitment in the American health market will enhance our competitive position. In December 2007, we concluded an agreement with Aon Corporation to acquire a 100% stake in Sterling Life Insurance Company in the US state of Washington via our subsidiary, Munich-American Holding Corporation. We will complete the transaction on 1 April 2008, after all the requisite approvals have been obtained. With premium income of US$ 833m in 2007 and over 160,000 clients, Sterling Life Insurance Company is one of the leading health insurance providers for the 50+ and 65+ age groups in the US market.

In past years, we have laid the foundations in **property-casualty reinsurance** for the sustained profitability of our business by consistently adhering to risk-adequate prices, terms and conditions – even in phases with a fortuitously low incidence of major losses. This is the only way we can cope with potential peak burdens that can occur at any time. Consequently, the renewals at 1 January 2008 (which involved approximately two-thirds of our property-casualty treaty business, i.e. without facultative reinsurance) were satisfying overall.

The development of reinsurance terms of trade varied considerably, depending on the class of business and region concerned. The average price erosion in renewed business amounted to 2.8%. Altogether, the renewals at 1 January 2008 resulted in a 4% decline in premium income (to €8.1bn) out of a total premium volume from renewal business of around €8.5bn, also owing to the planned reduction of a major individual treaty relationship.

Following the substantial price increases for natural catastrophe risks in the US market in previous years, we suffered moderate reductions in price levels. The renewals of large property and liability treaties with our global clients proved very satisfying overall, with prices, terms and conditions remaining stable. Attractive agricultural business continued to show growth. By contrast, there were further price reductions in European industrial business, sections of aviation reinsurance, and German and French motor liability. We systematically refrained from writing business that did not meet our stringent requirements. Rates for the renewed portfolio were slightly lower overall, whilst profitability levels were still good.

For the forthcoming renewals on 1 April 2008 (Japan and Korea) and 1 July 2008 (parts of the US market, Australia and Latin America), we expect a similar development to that prevailing at the renewals at 1 January 2008.

As part of our growth strategy and repositioning in the US market, we have concluded an agreement with the US primary insurer The Midland Company (Midland) via our subsidiary Munich-American Holding Corporation, under which we will acquire 100% of the shares in Midland. The agreement provides for an acquisition price of US$ 65 per share, the total offer amounting to around US$ 1.3bn (€0.9bn). We expect to complete the transaction in the second quarter of 2008. With gross premiums of US$ 966m (832m), Midland is one of the leading US specialty insurers. Establishing and building on a leading position in niche segments of the US primary insurance market is a component of our Changing Gear growth programme.

If exchange rates develop steadily, our gross premiums in reinsurance should range between €21.5bn and €22.5bn. Without currency-related effects, we expect a more marked increase than in 2007. We estimate that positive developments in the growth markets will cushion the premium reductions associated with the shift from proportional to non-proportional forms of cover. In property-casualty reinsurance, we expect a combined ratio in the order of 98% of our net earned premiums based on a major-loss burden from natural catastrophes of 6.5% adjusted with regard to shifts in the portfolio. Over the market cycle, we reckon to achieve a combined ratio of 97% on average. Altogether, our assumption is a consolidated result in reinsurance of €2.7–2.9bn. This does not include ERGO's special dividend, which will be eliminated at Group level.

Primary insurance

We expect the growth variation in the segments to continue in the coming year, with a positive trend overall.

In **life insurance**, our total premium income should be somewhat higher than last year. Growth promises to be good abroad. We are confident of achieving a turnaround in Germany in the current year. Our German new business should gain further momentum in 2008, especially as a result of the fourth subsidisation stage for Riester policies. We should do well particularly in our unit-linked life insurance, Riester policies and classic annuity covers, not least through our innovations in products with capital-market features. However, the increase in new life insurance business is set to be curbed by the fact that on 1 January 2009 Germany is introducing a flat tax rate for most types of investment income (including realised gains on shares and investment funds), which will result in people favouring these forms of investment this year in order to take advantage of the tax exemption for capital gains on investments purchased before 2009.

We are proceeding on the assumption that premium development in the **health** segment in 2008 will exceed that of last year. Growth in Germany should be above the market average, while in international business we expect to record a double-digit increase in premium income. Especially in supplementary health insurance, the growing awareness among clients of the need to bridge the gaps in state health insurance coverage by taking out private insurance should result in a good amount of new business. In German comprehensive health insurance, on the other hand, a slight decline cannot be ruled out.

In **property-casualty insurance**, we expect premium income to increase appreciably, mainly owing to strong growth in foreign business. But our German business should also expand in 2008, whilst the market as a whole is likely to stagnate. In motor insurance, the price erosion should slow down. We aim to keep the combined ratio for property-casualty business including legal expenses insurance at the good level of under 95%.

The gross premiums written by our primary insurers, which in addition to the ERGO Insurance Group include Europäische Reiseversicherung and the Watkins Syndicate, should reach between €17.5bn and €18.0bn for 2008, and thus exceed last year's figure of €17.3bn.

We are aiming at a consolidated result of €600–800m. The fact that this figure is lower than the results of the last two years is because in 2006 and 2007 we benefited from one-off tax effects and exceptionally positive investment returns above the sustainable levels that we use for our planning. In view of the turbulence experienced on the capital markets in January, it is particularly difficult to forecast the current year's investment results. To take account of this uncertainty, we have decided to opt for a somewhat greater range in the result target than in a calmer investment market environment. We expect that we will be able to maintain our successful course of the past few years and deliver a positive operating result again in 2008.

Asset management

The investment environment in 2007 was characterised by volatile interest rates and rising share prices. Since last year's mid-year peak in interest rates, yields on long-term fixed-interest securities have been declining. Particularly in the credit crisis, yields on government bonds benefited from having top credit ratings. Starting very flat, the yield curve became markedly steeper in the USA and the eurozone in the second half of the year.

For 2008, we anticipate that inflation rates will remain high, partly due to rising commodity prices, and will result in volatility in the bond markets. From an economic point of view, we address this potential risk with our asset-liability management, which matches the maturities of our fixed-interest securities with those of our liabilities.

Current yield levels have largely taken the economic slowdown into account. We assume that the yields on long-term bonds relevant for our bond portfolio will increase moderately by the end of 2008.

The US dollar has lost considerable ground in foreign exchange markets since 2006. We expect that it will strengthen in the course of the year and potentially increase in value in the medium term.

Rebounding from a course correction last July and August, the equities market experienced a marked recovery – albeit subject to fluctuations – by the end of the year, closing with a positive performance for the fifth year in succession. However, the environment for equities should become more difficult, given the severity of the credit crisis and fears of a recession in the USA.

For the full year of 2008, we project only moderate income from equities in the order of the dividend yields, with greater volatility especially in the first half of the year. In view of the increased risks described, we will, if necessary, reduce the proportion of our investments in equities. On 31 December 2007, our equity-backing ratio stood at 10.8% of total investments on a market-value basis, after taking account of hedging transactions and equity derivatives.

In 2007, we consistently pursued our strategy of reducing the historically evolved concentration of our investments in the financial services sector and will continue to actively diversify our investment risks in future, too.

By achieving a 5.2% return on investment in the past financial year, we again exceeded our target of 4.5%. We are sceptical with regard to the stock markets. If prices move sideways or down from their current level, the result will be appreciably affected by write-downs. We have again based our planning for the current year on a return of around 4.5% on our investments at market value.

MEAG will expand its business in China on the basis of its stake in and partnership with PICC Asset Management Company Ltd. (PAMC) in Shanghai, for which it aims to take on the consultancy and portfolio management for some of the monies invested by the PAMC abroad. In addition, MEAG and PAMC intend to selectively expand business for private and institutional investors as soon as the requisite approvals have been obtained from the competent supervisory authorities.

MEAG will also continue its successful business strategy for institutional investors outside the Munich Re Group. Its focus is on institutions which, like us, are subject to the German Insurance Control Act, and on assuming their asset management – from the pure management of their portfolios to the complete outsourcing of their whole value chain, including their back office and risk controlling. German insurance companies are under increasing pressure to consolidate in view of ever stricter supervisory regulations and more and more demanding information technology requirements. As the Group's asset manager, MEAG sees good opportunities for actively shaping the anticipated reorganisation and reaping sustained benefits from it.

Marketing of retail funds for private clients is likely to be affected by the German flat-rate tax on investment income that comes into force on 1 January 2009. Only new investments made before the end of 2008 will still benefit from tax emption on realised gains, provided the investments are not sold within the "speculation period", a fact particularly relevant for equity funds. Many investors are likely to take advantage of this last chance. As from 1 January 2009, even the shifting of investments to maintain a portfolio's asset structure will come under the new tax. Umbrella funds offer the opportunity to make these shifts at fund level and thus avoid tax liability for the investor. Such umbrella funds, as well as funds oriented towards capital gains, will be at the centre of our marketing campaigns in 2008. In addition, MEAG will be launching a climate fund, in which it will draw on the Munich Re Group's expertise in researching and utilising climate change for investors.

Result and premium of the Munich Re Group

If exchange rates develop more stably in 2008 than in the past financial year, we expect gross premiums written in reinsurance and primary insurance in 2008 to be in the range of €37.5–38.5bn (total consolidated premium). Adjusted to eliminate the effects of exchange rates, the increase would be more marked than in 2007. Proceeding on the basis of statistically expectable claims experience and a slight overall price reduction, we project a combined ratio in the order of 98% in property-casualty reinsurance and of under 95% in property-casualty primary insurance. In life primary and reinsurance business and in health primary insurance, we aim to achieve EEV earnings of between 8% and 9% (in relation to the value of the business in force at the beginning of the year). On the investment side, we anticipate a return of around 4.5% (in relation to the average market values of the investments).

Overall, our goal for the financial year 2008 is a return on risk-adjusted capital (RORAC) of at least 15%. On the basis of our capitalisation at the turn of the year 2007/2008, this is equivalent to a consolidated profit for the year in the range of €3.0–3.4bn and a return on equity of between 11.5% and 13%. These goals are ambitious yet achievable. Our shareholders will continue to participate in Munich Re's success. After the share buy-back programme already concluded in January 2008, we plan to repurchase shares for at least a further €3bn by the end of 2010. Reducing the number of shares issued and improving our profit, we aim to boost our earnings per share by an average of 10% annually to €18 by 2010, proceeding from a normalised basis defined in May 2007. With the envisaged consolidated result for 2008, we are well on track to achieve this goal. In addition, in 2009, we intend to pay our shareholders a dividend of at least 25% of the IFRS consolidated result for the financial year 2008, but at least €1bn. The dividend per share in 2009 will at least equal this year's amount of €5.50. We thereby intend to permanently strengthen the confidence in Munich Re shares and send out a clear signal that we are adhering to our disciplined, profit-oriented corporate approach.

Risk report

The selective acceptance of risks by our primary insurers and reinsurers is at the core of our business model.

Compliance of our risk early-warning system with legal requirements is regularly examined independently, both by internal audit units of the individual Group companies and by the external auditor as part of the annual audits. Whilst we are in a position to adequately assess risk situations, the growing complexity and dynamism of the environment in which we operate means that there are, naturally, limits.

The risk report and the relevant chapters in the notes to the financial statements are based on the requirements of IFRS 7 regarding the disclosure of risks from financial instruments, and is supplemented by additional disclosures on the uncertainties of future cash flows from insurance contracts, as required by IFRS 4. It also complies with the requirements of the German Accounting Standard DRS 5-20.

Objectives and methods of risk management

Risk management plays a major role in the steering of the Munich Re Group's operations. The Group deploys a mixture of decentralised and centralised risk management functions, tools and processes for its diverse global business. The central activities come within the responsibility of the Group Chief Risk Officer (Group CRO). For the decentralised risk management activities, which are integrated in the framework of the Group Chief Risk Officer's duties, we draw on qualified staff in all significant units at the reinsurers and primary insurers in the Group and at MEAG. With our effective integrated risk management we aim to

- protect the reputation of the Munich Re Group;
- ensure the highest degree of confidence in meeting policyholders' claims; and
- enable Munich Re to protect and sustainably generate shareholder value.

Risk management framework: Principles and governance

The functions and responsibilities of all participants – be they members of the Board of Management, executives, or staff employed in decentralised or central risk management – are clearly defined. Responsibility for the assumption of risks is strictly separated from control functions. The Board of Management is responsible for the Group-wide, cross-divisional planning, steering and monitoring of the risk landscape as a whole.

In the Munich Re Group, Integrated Risk Management is centrally responsible for preparing Board decisions relating to risk management and for identifying, evaluating, steering, monitoring and communicating risks on the asset and liability sides. It is supported in this role by the decentralised risk management units. The Group Chief Risk Officer is a permanent member of the Board of Management's Group Committee and Strategy Committee, and takes part in all meetings of the Board of Management Committees that deal with risk issues. He is also represented on the ERGO Risk Management Committee, and the CROs of Munich Re America, ERGO and MEAG have a dotted-line relationship to the Group CRO.The main responsibility of Integrated Risk Management is to set standards and develop methods and tools as a basis for consistent Group-wide risk management. The decentralised risk management units throughout the Group operationalise these in a manner suitable to their business needs and take account of legal requirements when necessary.

In day-to-day business, our executives in the business units are also responsible for systematically handling individual risks in insurance and reinsurance. They identify, analyse, manage and monitor the risks on an ongoing basis with support from the decentralised risk management units.

Risk appetite and risk-based capital

The basis for accepting risks is determined by the Board of Management's requirements and decisions on risk appetite. These are defined by the Group's risk strategy, adopted in the annual planning, and consider the impact on capitalisation, liquidity and earnings volatility. They include "whole portfolio criteria" as well as "supplementary" criteria designed to limit and steer peak exposures, concentrations, accumulations and systematic risks across the Group.

Of key importance within these requirements and processes is our Strategic Risk Management Framework (SRMF), developed several years ago and since constantly refined. Through close integration into strategic and operative planning, SRMF enables the Munich Re Group's risk appetite to be determined and the limits derived from it to be monitored. The risk appetite established for the Group can thus be broken down for the operative units, with a view not only to limiting our risks but also to taking business opportunities. The calibration of the limits defined in SRMF gives consideration to the interests both of our clients and of our shareholders. Consequently, the main limits involve securing our capital strength and avoiding "financial distress", i.e. restricting the likelihood of an economic loss for the year. These main limits are supplemented by limits for individual risks, e.g. concentration limits and limits for market and credit risks.

We manage business portfolios by assigning return expectations, derived from the size of the risks assumed, to individual activities. Our internal risk model, the Munich Re Capital Model, plays a central role here. We use it to analyse how certain risk scenarios affect the results of the segments life and health, property-casualty and the investments of the reinsurance and primary insurance groups. This framework allows us to take an objective view of the risks, tailored to the long-term nature of that business.

We determine our required economic capital using a robust market-consistent economic capital model, the Munich Re Capital Model. It is calibrated to enable us to absorb two successive annual losses of a size only to be expected every 100 years, thus ensuring that we meet our obligations. The model is built using a series of modules for each of our business segments. For example, for our scenarios of natural hazards worldwide, we utilise the expertise of our geoscience teams, who together with our Corporate Underwriting unit draw on internal and external information to develop models for representing our global exposures to hurricanes, winter storms, typhoons, earthquakes, flood and other natural perils. The modules are aggregated using a conservative measure of the dependence of the risks in the portfolio. We limit our exposure to the risks evaluated using budgets that we assign to the individual scenarios. We also apply a series of stress tests to check the resilience of the implied "economic capital buffer" (i.e. excess of available financial resources over required risk capital). In the next step, the required risk capital is allocated to the individual divisional units on a proportional basis in line with the volatility of their business activities.

In the primary insurance group, the procedure is substantially influenced by other aspects, such as supervisory restrictions and policyholders' participation in surplus. At the present time, for our primary insurance operations, required risk capital is therefore determined at a legal-entity level, taking these features into account and in accordance with our integrated risk management requirements. In reinsurance, where the majority of our business is written through Munich Reinsurance Company or one of its branches, we evaluate risk capital requirements at reinsurance-segment level. In this way, we evaluate the Munich Re Group's risk capital with regard to the fungibility of risk and capital.

Value-based management

Risk management tools and processes are embedded in our business steering concepts, being closely interlinked with the value-based management system applied in the Group. Our business managers are given earnings targets measured on the basis of an added value component and the cost of the capital required for operating the business. The capital required is determined using our internal risk model that takes regulatory requirements into account. In this way, there is an explicit linkage of the results from the Munich Re Capital Model to the remuneration of our business executives. The value-based management framework we deploy is geared to ensuring that the individual business unit's pricing takes risk-adequate capital costs into account. The technically risk-adequate price is defined as the price which reflects the sum of expected losses, acquisition and non-acquisition costs plus the cost of allocated risk capital.

Risk measurement

As a global risk carrier, we can diversify our portfolio through the broadest possible mix and spread of individual risks. In this way we significantly reduce the volatility of total claims payments and substantially increase the value added by all divisional units, since the total risk capital required is lower than the sum of the individual requirements. In relation to the risk-adjusted capital, the return is therefore higher.

We are constantly refining the tools with which we monitor and manage risks. Our suite of tools for measuring risks is tailored to the business or operational segment we are monitoring. In each case, the lead risk measure is an economic risk measure designed to best reflect the risk in our portfolio. We also regularly compare these economic risk measures with both regulatory and rating-agency measures as part of our active capital management process. These comparisons are performed at many levels, including segment, legal entity, risk type, geographical and line of business. We also regularly perform outside-in benchmarking of our capital model results and participate in industry surveys to constantly challenge and continuously refine our risk measurement tools. We have recently gained valuable information from a comparison with the results of the Quantitative Impact Study 3 (QIS 3) carried out as part of the work at EU level to create a new, harmonised insurance supervisory system in the European Union (Solvency II). In our view, differences in relation to our internal model are mostly due to deficits in the QIS 3 framework, which does not yet adequately reflect economic realities. By means of this range of quality assurance measures, we ensure that the economic risks in our portfolio are faithfully represented. To improve supervision of risks, we distinguish between market, credit, liquidity, insurance and operational risks.

Qualitative risk assessment

Whilst we are in a position to adequately assess the known risks in our portfolio, the growing complexity and dynamism of the environment in which we operate means that we must also remain vigilant with respect to the detection and representation of new or emerging risks. We follow a multidisciplinary approach in this regard, using the experience and expertise of geoscientists, biologists, specialist underwriters, lawyers, economists, sociologists and actuaries. Climate change represents one of the greatest risks of change for the insurance industry, but it also opens up many business opportunities. Applying the knowledge of this topic we have accumulated over decades, we exploit these opportunities – through new insurance products for innovative energy technologies, for example, or through our Kyoto Multi Risk Policy.

For the holistic assessment of the risk situation, risk surveys coordinated by Integrated Risk Management are conducted throughout the Group.

Such surveys consist partly of standardised reports based on risk questionnaires, meetings and workshops held with the individual departments and subsidiaries. These are supplemented by various top-down assessments from senior management on concrete topics. The findings thus obtained are additionally reconciled with our operative corporate planning process. Besides this, there is an internal ad-hoc reporting process to ensure we can take immediate action if risks or hazards emerge suddenly. Thanks to information from the risk assessments, the Board of Management is notified at an early stage about risk-relevant developments, and risk-reduction measures can be recommended and coordinated. It is the role of the central Integrated Risk Management Unit to challenge and verify the findings of the risk assessments using its own knowledge of the risks, together with such tools as structured interviews and independent analysis.

As part of the early-warning system, "emerging risks" have to be considered. These are risks that may have unidentified effects on our risk portfolio due to changes in risk factors (e.g. legal, socio-political, scientific and technological), where the degree of uncertainty as regards the extent of damage and occurrence probability is very high. Trends and faint signals are identified internally in many different ways: this includes systematic trend research in Group Development, utilising Munich Re's knowledge management, and risk assessment. Various forms of cooperation with external partners complement our internal early-warning system. One example is our collaboration with the US RAND Institute for Civil Justice on the issue of class actions. Our investments are continually monitored on the basis of various key risk and earnings figures as part of a Group-wide early-warning system. This is designed to ensure the achievement of result targets, the fulfilment of solvency requirements and sufficient equity capital protection at individual company as well as at Group level.

Quantitative risk measurement: Modelling and aggregation

For a quantitative assessment of the overall risk situation, we use our internal model, whose design follows a bottom-up approach. We have selected the financial year as the period for evaluating risk capital requirements at Group level. Risks within this period are covered by risk-based capital derived from our risk tolerance. All risks beyond the annual timeline are accounted for by the costs of holding risk-based capital over time. In so doing, we follow the "cost of capital" approach.

When determining risk-based capital, we distinguish between market, credit, insurance and operational risks. Within insurance risks, we distinguish between property-casualty and life and health risks. Further subcategories are applied to these risk types – for example, for the property-casualty reinsurance segment, we distinguish between natural catastrophe risks, other accumulation losses (such as terrorism or "liability catastrophes"), large losses and basic losses. Those risks are first modelled separately. In a further step, the risks are aggregated using a combination of empirical and judgemental techniques that allow for the risks of so-called "tail dependencies" (e.g. the risk that extreme events happen at the same time in different lines of business, geographies, and risk types) and the overall risk is thereby quantified.

Risk management processes and exposures

We adopt a holistic risk management approach, the main objective of which is to analyse and control the interdependencies between risks on the asset and liability sides, and between strategic and operational risks. This entails considering economic parameters as well as the requirements and expectations of clients, shareholders, supervisory authorities and rating agencies.

Market risks

Risk management processes

In the Munich Re Group we are guided by the following asset-liability management principles. In a first step, we structure our investments so that they match the characteristics of our provisions as closely as possible. We allow in this step for the economic structure of the provisions as well as any regulatory restrictions on their determination. The result of this "replication" of the provisions is a virtual investment portfolio, which we call the "neutral position". The neutral position is constructed in such a way that changes in prices and rates on the capital markets and developments in insurance are, as far as possible, reflected in the value of this "drawing-board" investment portfolio in the same direction and to the same extent as in a market valuation of the provisions. The match can of course never be perfect – we call the risk of divergence the "base risk", which by nature can be considerable as regards the development of the loss reserves. But with virtual portfolios, we can model quite well the reaction of the provisions to fluctuations in the main capital market factors (such as interest rates, exchange rates, inflation rates, commodity prices and share-index levels). When we come to structure our real investment portfolio, the modelled virtual portfolio therefore forms a "neutral" basis for additional risk-return considerations. Building on this, the Munich Re Group exploits its expertise in international financial markets to deliver an appropriate return for the risk taken by deviating from the neutral position. Such market risk is taken in a way that is commensurate with the risk-bearing capacities of the Munich Re Group, the skills and expertise of our asset managers, and the strategic level of tolerance for market risk set by the Board of Management. The asset managers may deviate from the neutral position within the limits defined by risk management. Compliance with these limits is constantly monitored by risk measurement and reporting systems. If limits are exceeded, the asset holders and other Group units are informed so that countermeasures can be taken.

The investment process for the Group's investments is governed by uniform rules based on virtual portfolios and limits. Each company manages its investments itself according to these uniform rules.

Our asset-liability management, and thus also our taking of asset-liability mismatch risks, is based primarily on the behaviour of the economic value of the assets and liabilities. Effects based on our accounting must be treated with caution, as the financial statements prepared in accordance with the applicable accounting rules do not always fully reflect the economic situation. Besides these aspects, our investment strategy naturally also considers requirements relating to supervisory regulations, accounting and tax purposes.

Furthermore, for individual reinsurance products involving explicit market risks, such as interest-rate or currency risks, asset-liability management principles are applied at micro (e.g. treaty) level when the products are being designed and priced. This is especially important for life business and long-tail property-casualty business, where long time horizons are involved. The companies entrusted with our asset management, in particular MEAG, are given mandates by the insurance and reinsurance companies in the Munich Re Group, based on uniform parameters specified by the Group Committee.

Market risks are measured and limited using a Value-at-Risk (VaR) approach for the asset-liability mismatch risk, which we define as a deviation – measured in terms of VaR – from the neutral position. The asset-liability mismatch risk is therefore nil when the investment is identical with this neutral position. In this hypothetical case, however, the base risk is still present. We also use the risk measure VaR in our strategic investment planning to model the optimal investment portfolio according to our risk preference. This asset-liability mismatch risk approach measures the possible adverse changes in economic surplus resulting from changes in assets and the valuation of liabilities.

Within this VaR, all important sources of the market risks of assets are considered, i.e. equity, interest rate, credit spread, and currency, inflation and real-estate risks. As far as equity investments are concerned, we model diversified equities using appropriate indices, whereas concentrated equity investments are modelled by name. When modelling these risks, state-of-the-art models are used which allow, for example, for so-called "fat tails" in equity market risk distributions or, within the interest-rate modelling, for the "deformation" of the entire interest-rate curve, and this in a variety of currency regions. Our stochastic modelling is supplemented by applying stress tests, sensitivity and duration analyses. Nevertheless, severe losses cannot be ruled out if reality differs seriously from the model assumptions or stress scenarios.

We only run currency risks to a small extent, since we practise a policy of currency matching, i.e. we match the currencies of our liabilities with assets in the same or similar currencies. Mismatches are strictly limited from an accounting as well as an economic aspect. We use derivative financial instruments to achieve a better match for our liabilities, to hedge parts of the asset portfolio against market-price fluctuations, and to prepare planned purchases and sales. We also hold these instruments for trading purposes in order to enhance earnings, albeit only to a limited degree. As part of our asset-liability management, we have hedged financial options and guarantees embedded in our life insurance liabilities using derivative financial instruments. Credit derivatives are only employed in our investment portfolio to a limited extent.

Changes in value of derivative financial instruments are accounted for at market price and are fully recognised in the income statement on the respective balance sheet dates, whereas countervailing changes in the value of the hedged portfolios are often only reflected in equity in the balance sheet, and in isolated cases even have no impact on the financial statements at all. Therefore large fluctuations in their prices may impact our income materially, even though they have no or different effects on our economic value and performance.

In our real estate investments, we are constantly optimising the return and risk profile by rejuvenating our portfolio on an ongoing basis, diversifying internationally and investing in top-class commercial real estate primarily located in major European cities.

Risk exposures

The market value of our fixed-interest securities as at 31 December 2007 totalled €95.5bn, representing 54.2% of the market value of the Munich Re Group's overall investments. These securities thus make up the largest portion of our investments available for sale and our investments held to maturity in accordance with asset-liability-management criteria.

The market value of our equity investments, including participating interests, amounted to €24.4bn on 31 December 2007. As at year-end, on a market-value basis and taking hedging transactions into account, the ratio of equities to total investments amounted to approximately 10.8% (31 December 2006: 14.1%).

The market value of our real estate, including buildings on land owned by third parties, amounted to €7.5bn at 31 December 2007. In the year under review, impairment losses and depreciation on the overall portfolio totalled €272m, depreciation accounting for the major share.

In reinsurance, the interest-rate risk on investments in units of modified duration is around 5.0 years, whereas the modified duration of liabilities is approximately 5.7 years. Consequently we are, economically speaking, largely immune to the effects of interest-rate increases and falls. In life primary insurance, interest-rate increases are positive for us from an economic point of view when it comes to guaranteed interest rates, since we have higher investment returns with which to meet the guarantees given to policyholders – the guarantees get further "out of the money". In the case of substantial falls in market-interest rates, the extensive interest-rate hedging programme that we implemented with high option premiums in 2005, and have since expanded, largely secures a level of interest earnings with which we can fulfil the guarantees made to policyholders. If interest rates rise, however, our life insurers and their clients benefit fully from the opportunities for reinvestment. Detailed information and sensitivity calculations relating to the effects of capital market events on the market risks of the Munich Re Group's investment portfolio are provided in the notes to the financial statements (see page 240 f.).

Our internal risk model also takes account of a wide range of specific drivers that impact on our credit exposure. Credit risk emanating from the insurance and investment sides of the balance sheet are considered. On the insurance side we model trade credit, surety and bonding, credit enhancement, and political risks. We also take into consideration credit risks associated with claims on our retrocessionaires after allowing for any collateralisation. On the investment side, credit risks are measured and limited using the Credit-Value-at-Risk (CVaR) approach with a standard "asset value" model. The main input parameters are our investment volume, the migration matrix between different rating classes, discounting curves and recovery rates. The correlated rating class migrations and defaults of the respective bond issuers are modelled using a Monte Carlo simulation. Revaluation of our investments under these rating scenarios ultimately leads to a future profit and loss distribution. Hence, we can then adequately capitalise for this risk and manage our portfolio with respect to its expected and unexpected loss.

In order to aggregate the credit risks emanating from the insurance and investment sides, we utilise an in-house counterparty exposure monitoring system. We restrict default risks by limiting our total exposure in respect of individual debtors. To ensure exposures across both the primary insurance and the reinsurance segment are taken into account, the Group Committee of the Board defines and monitors these limits. Moreover, we consider a whole range of individual attributes, including the issuer's individual rating, its capitalisation as a basis for covering the liability, the quality of the collateralisation and of the respective issue, as well as the industry sector concerned.

This allows us to control the exposure on a single debtor and to steer towards a well-balanced credit risk portfolio. Furthermore, we are able to shift available capacities between the insurance and investment sides of the balance sheet. The credit crisis that emerged in 2007 from the US mortgage market also affected the Munich Re Group. It has made clear the value of effective credit risk management and endorsed our approach in this area. The economic impact on our investment portfolio is comparatively small, but developments have shown that there is still potential for improvement in our set-up, processes and model assumptions. A separate section is devoted to the credit crisis on page 153 f. of the risk report.

We also regularly perform stress tests on our cross-balance-sheet exposures utilising the expertise of our economists, who together with our experts in Integrated Risk Management have developed a range of short-term/shock-event-type scenarios and more long-term trends to ensure the resilience of our assigned credit risk capital in aggregate. The results of this analysis are shared with the Board risk committees.

Munich Re's investments were not affected by any significant defaults in 2007, although expenses resulted for the revaluation of our portfolio of credit derivatives.

Risk exposures

Credit assessment is of central importance for the management of credit risks relating to fixed-interest securities. The main factor here is the quality of the issuer or the respective issue, which is primarily reflected – according to Munich Re Group's investment principles – in the ratings of international rating agencies: 96.0% of our investments in fixed-interest securities at 31 December 2007 had a rating of A or better (according to Standard & Poor's classification). The majority of fixed-interest securities in our portfolio have been issued by governments or banks with excellent ratings or top security, e.g. German government bonds, US Treasuries, or pfandbriefs.

We have invested 3.1% of our portfolio in so-called structured products, which we regard as meaningful components in our portfolio mix from both a risk and return point of view. Return expectations are, as a rule, correlated with risk expectation, i.e. investments with potentially higher returns entail a potentially higher risk of loss. The fact that structured products can be a very risky form of investment was illustrated by the credit crisis in 2007. It became particularly evident that structured products are exposed not only to the credit risk inherent in the product but also to other risks, such as market risk (see further details of the subprime loan crisis below).

The reinsurers and retrocessionaires participating in our external placements are approved by our Security Committee, a body comprising highly experienced staff from our operative and central divisions with in-depth knowledge of balance-sheet analysis, markets and lines of business, etc., which screens their creditworthiness regularly according to several criteria. One of the minimum criteria is a rating of A– or better from one of the major rating agencies, or equivalent such as collateralisation. Furthermore, concentrations of credit risks are avoided through a broad spread of our cessions.

The exposure of the capital market placements, such as the cat bonds Aiolos II (covering windstorm losses in Europe) and Carillon (covering hurricane losses in the USA), was collateralised with financial instruments of best quality, so that the credit risk involved is negligible.

The asset-related and credit-insurance-related credit risks contain accumulation potential in their counterparty default risks. These are therefore monitored in detail. The average credit-equivalent exposure from investments and credit reinsurance to our top ten non-state counterparties is €1,098m.

As at 31 December 2007, our accounts receivable on ceded business were split between the following ratings (based on those of Standard & Poor's):

Ratings of accounts receivable

	€m
AAA	35.3
AA	153.0
A	68.6
BBB or lower	6.9
Without external rating	80.1

€249.1m of all our receivables on underwriting business at the balance sheet date were outstanding for more than 90 days. The average defaults of the last three years amount to €150.1m.

Liquidity risks The liquidity risks of companies in the Munich Re Group are managed in the first instance on a decentralised basis, with aggregation provided by our reinsurance and primary insurance liquidity management departments, which report regularly to the Board committees responsible. Detailed liquidity planning ensures that the Group companies are able to make the necessary payments at all times. In an overall Group-wide view, funding requirements for Group financing activities as well as Group acquisitions and divestitures are taken into account. Liquidity risks may also arise because the actual payout structure of our liabilities differs from that assumed in our asset-liability management (e.g. due to a lengthening or acceleration of claim payments in a line of business or region). We thus have processes in place that regularly track these differences and keep the Group Committee of the Board regularly informed. This planning concept, which has been in place for many years, has proved its value particularly after major loss events. In addition to the processes described, Munich Re's investment policy prevents the occurrence of liquidity shortages. The major part of the Munich Re Group's investments are in liquid assets available for sale.

Insurance risks We define technical insurance risk as the risk of insurance losses exceeding our expectations. We supplement our quantitative risk management of these risks with qualitative considerations. For example, our Corporate Underwriting units develop standards for how to assess the "risk of change" in the business environment, and our claims management departments complement this by monitoring trends in types of claims, such as bodily injury claims under various liability regimes.

The interaction of risks of change and risk concentrations may lead to considerable loss potential. This not only involves regional concentrations but can also occur within a class of business or across several classes owing to events like natural catastrophes, pandemics or terrorist attacks. Our Integrated Risk Management Division is responsible for identifying, analysing, monitoring and coordinating cross-segment and cross-balance-sheet accumulations or concentrations. It works closely with the experts in each segment to advise the Board of Management and other units on the likely impacts of such accumulations on our Group-wide exposures.

Accumulation risks arising from natural catastrophes (nat cat) are modelled and monitored centrally by Corporate Underwriting, relying on geoscientific as well as on underwriting and risk-modelling expertise. In general, natural catastrophe scenarios are set up and monitored individually, once the Group-wide exposure – measured in terms of the 1-in-1,000-year probable maximum loss (PML) estimate – exceeds €500m. The exposure measurement processes can never be all-embracing, as we learned from Hurricane Katrina in 2005, where losses were significantly higher than we would have expected for a hurricane of comparable wind force.

In general, several external models and the respective internal model are run in parallel and differences in results are reviewed by geoscientists, senior underwriters and nat cat modelling experts from Corporate Underwriting in order to come up with the final model, which thus takes expertise from all relevant sources into account. Our models are always built to calculate the combined total of all expected losses in any one event, including secondary loss components like storm surge and/or altered economic parameters, such as demand surge.

In addition, exposures arising from other lines of business for which no stochastic models on nat cat have been developed so far (e.g. casualty and aviation) are assessed in close cooperation with the respective business units, using their expertise. The degree of robustness of these models and assessments influences the risk appetite per risk type. Thus, we have a greater preference for (well-quantifiable) natural catastrophe risks than for terrorism risks, which are extremely hard to model in terms of assumptions regarding intensity and frequency.

Accumulation risks pursuant to individual natural perils are strictly limited at Group level as part of the Board of Management's strategic risk management framework. Unused capacities are reallocated between business units according to need.

Within the Munich Re Capital Model, risks from natural catastrophes are represented in their entire stochasticity, i.e. by aggregating the full distributions. With this method, it is assured that the tails of the nat cat loss distributions – and the associated possible losses, are captured when determining the capital requirements needed to back nat cat business.

For Munich Re, terrorism does not constitute an insurable peril like earthquake, storm or flood. Unlike natural hazards, terrorism does not occur randomly, and its probabilities and consequences cannot be modelled and quantified with scientific data and methods. The assessment of terrorism risk is therefore based on a mixture of qualitative and quantitative data (e.g. for estimating property damage consequent to an attack of a predefined magnitude), with information on terrorism being inconsistent and not available to all parties in the same detail. This means that accumulation scenarios are extremely difficult to gauge. Munich Re consequently writes terrorism risks with great caution, but we do take advantage of business opportunities where we can constrain the risk sufficiently and obtain risk-adequate prices. We are committed to controlling our risk accumulation and have therefore adopted various measures to control, limit and manage our aggregate terrorism exposure. Accumulation risks arising from terrorism are monitored centrally, based on a selection of markets, terrorism accumulation zones and scenarios. Within the Munich Re Capital Model, risks from terrorism are represented so that a determination and allocation of risk capital is ensured. Stress testing is also used, given the difficulties associated with quantifying the risk exposure.

Property-casualty – Risk management processes

Binding underwriting guidelines and limits and clear underwriting authorities precisely regulate who is authorised and accountable for concluding insurance and reinsurance contracts in the Munich Re Group. In terms of content, we distinguish in reinsurance between mandatory guidelines and divisional guidelines. Deviations from the mandatory guidelines are only permitted with the approval of the Board of Management. In the case of divisional guidelines, the Board member responsible decides who in the division is authorised to allow deviations. In addition, Corporate Underwriting draws up best-practice standards, based on risk and performance analyses. These define how underwriters model individual risk types and which underwriting methods are to be applied. In underwriting reviews, we check compliance with the underwriting guidelines and analyse to what extent actual underwriting conforms to best practice. This also involves specific recommendations on how the quality of the underwriting should be improved in the unit reviewed.

Property-casualty – Risk exposures

The notes to the financial statements on page 230 ff. include a differentiated analysis of the factors influencing the technical provisions in property-casualty insurance, such as estimating claims expenditure. This presentation is in compliance with IFRS 4 accounting requirements.

In addition to other key indicators, combined ratios are important for us in monitoring the premium/claims risk in property-casualty (re)insurance.

Combined ratio for the last ten years

%	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
Including natural catastrophes	96.4	92.6	111.7	98.9	96.5	123.7[2]	136.9[1]	116.2	119.7	105.2
Excluding natural catastrophes	91.4	91.3	92.3	93.9	94.7	120.3[2]	135.3[1]	114.1	108.0	101.2

[1] Thereof World Trade Center and reserve strengthening at Munich Re America: 24.3%.
[2] Thereof World Trade Center and reserve strengthening at Munich Re America: 17.1%.

Life and health – Risk management processes

In life insurance and reinsurance, biometric, lapse and interest-guarantee risks are especially relevant. The calculation of technical provisions is based on "biometric" actuarial assumptions, i.e. on assumptions with regard to mortality and disablement, which also take future trends into account and are regularly adjusted to reflect new knowledge. In primary insurance, the assumptions are determined by the requirements of the supervisory authorities or institutes of actuaries, depending on the specific national regulations, and include appropriate safety margins determined by our actuaries.

An example is the longevity risk, which plays an especially significant role in annuity insurance contracts. In primary insurance, the provisions for adverse deviation in our portfolio of annuity insurance policies have decreased in the past. If the longevity trend intensifies further compared with assumptions, additional amounts may have to be allocated to the provision for future policy benefits in the future, which would have a negative impact on the result. Lapse risks can be reduced in insurance and reinsurance by means of suitable product and contract design. We estimate the residual lapse risk by means of product-specific portfolio analyses and take this into account in our pricing.

As far as the interest-guarantee risk in primary insurance is concerned, the guaranteed actuarial interest rate applicable at the time a policy is effected is used in calculating the actuarial reserve for that policy. Should capital market interest rates fall to a very low level for a prolonged period, our primary life and health insurers might not be able to earn the required guaranteed interest rate. This would adversely impact the profit of business in force and the generation of new business.

In reinsurance, we exclude the interest-guarantee risk in many cases through suitable treaty design.

Life and health – Risk exposures

The notes to the financial statements on page 235 ff. include a differentiated analysis of how the parameters determining the underwriting items of the balance sheet affect the risks in life insurance and reinsurance. This presentation is in compliance with IFRS 4 accounting requirements.

For our life reinsurance and primary life and health insurance business, our embedded value disclosure provides details of the sensitivities for the business in force and the new business written, e.g. in relation to changes in mortality/morbidity, lapse rates, expenses, interest rates, and equity and property market value changes.

The most significant risk for reinsurance is the risk of future mortality being less favourable than that assumed in our valuation bases. For primary insurance, the most significant risk is that of a fall in interest rates for a prolonged period, although this risk has been substantially mitigated through the swaption transactions entered into by the ERGO life companies since 2005.

Operational risks

Operational risks comprise the risks of losses as a result of inadequate processes, technical failure, human error or external events. These include criminal acts committed by employees or third parties, insider trading, infringements of antitrust law, business interruptions, inaccurate processing of transactions, non-compliance with reporting obligations or disagreements with business partners.

We minimise such risks through systematic application of specific risk management measures. It is our declared corporate aim, which we consistently pursue, to sensitise employees to possible risks and to establish an appropriate risk culture. This includes the willingness to learn from mistakes and to recognise and grasp these as opportunities for change and improvement.

To prevent infringements of regulations, Munich Re has appointed a Compliance Officer, who arranges for publication of the pertinent rules, draws up supplementary guidelines, and makes staff aware of the risks of violations. He ensures among other things that inside information is handled in conformity with the law. In addition, a Disclosure Committee headed by the Compliance Officer sees that disclosure requirements regarding price-sensitive information are complied with.

To prevent antitrust violations, staff are informed about the regulations and are expected to comply with them.

We attach particular importance to precautionary measures that ensure continuity of our operations in an emergency or crisis situation. Business processes critical to value creation can be maintained or resumed as quickly as possible in such cases. Responsibility for establishing and monitoring this business continuity process in the Munich Re Group has been entrusted to a separate unit, which is guided by internationally recognised business continuity management standards.

Risks in information technology

Munich Re's global business and Group-wide risk management require an organisational and technical networking of our business units and systems. We are dependent on electronic communications technology, the complexity of which is continually increasing. The significance of the stored and transmitted information is growing as well. As a result, we are also increasingly exposed not only to IT security risks (such as breakdowns and outages, disruptions due to viruses, attacks by hackers and theft of data) but also to the risk of theft of information through the deception of staff ("social engineering").

These risks are identified and limited by decentralised security organisations that liaise closely.

Risks involving human resources

Given its business model, the Munich Re Group is particularly dependent on the knowledge and proficiency of its staff. We control the resultant human resources risks by means of appropriate indicators and metrics. Our human resources tools as a whole serve to strengthen our staff's ties with the Group and consequently to safeguard our business intelligence. With our specially tailored programme of qualification and further training measures, we make sure that our staff are able to adapt to current market demands.

Targeted personnel marketing measures, staff potential assessment and development schemes, and systematic succession planning are designed to reduce the risk of shortages in qualified staff. Modern management tools and adequate monetary and non-monetary incentives ensure a high level of motivation.

Legal and supervisory risks

Legal risks may arise on the one hand from court decisions and legislation (changes in legal parameters) and on the other from legal disputes and arbitration proceedings in which we as an international insurance group are involved, especially in the area of claims settlement.

We counter risks from changes in legislation and court decisions by constantly monitoring current developments and by actively participating in relevant bodies and associations in order to contribute our views.

The following are examples of currently relevant legal risks:

- In April of 2004, New York State Attorney General Eliot Spitzer started an investigation into the use of Placement or Market Service Agreements (PSAs) in the insurance industry. Several other US state regulators subsequently commenced similar probes into this matter, as have other regulators. We have received requests to provide information in connection with these investigations and are cooperating fully with the authorities. Entities of the Munich Re organisation, together with several other insurers and brokers, have been named defendants in several PSA-related class actions by US policyholders. Munich Re denies any wrongdoing and will defend itself vigorously.

- After the federal legislative procedure for the US Fairness in Asbestos Injury Resolution Act foundered in February 2006, several US states adopted legislation initiatives (tort reform) which may have a positive effect on the settling of asbestos claims. Following revelations about questionable asbestos-related disease diagnoses and resultant lawsuits, various investigation committees are at work. Similar questionable practices that have come to light in silicosis lawsuits are also relevant for US asbestos claims. These developments indicate that the legal situation in the USA is moving in a positive direction for the insurance industry, since it will no longer be so easy to assert unjustified claims. However, it is too early to say whether and to what extent this will have implications for future loss development in the insurance industry.

- The majority of the severe hurricane losses that occurred in 2005, especially from Katrina, have now been settled. Nevertheless, numerous lawsuits against diverse insurers are still pending. The main point of contention is the extent to which flood losses are indemnifiable, the damage along the coast having been caused mainly by the storm surge accompanying Katrina rather than as a direct result of the wind. In New Orleans, it was primarily levees bursting that led to the highest losses. To date, the courts of the US states affected have passed judgements both in favour of and against the insurance industry. Although insurers are frequently attempting to settle claims by compromise, many suits are likely to go all the way to the court of last instance, so that in some cases a final judgement is only to be expected in a few years. As things stand at present, this uncertainty should be covered by our overall reserve for the 2005 hurricanes.

- As a result of our global activities, we are subject to a large number of supervisory regulations in different countries. These may give rise to legal and regulatory risks. In late 2004, the US Securities and Exchange Commission (SEC) and the Office of the New York State Attorney General initiated inquiries of Munich Re with respect to "certain loss mitigation insurance products". Subsequently, a number of other authorities in the USA and elsewhere made both formal and informal requests for similar information from Munich Re and some of its subsidiaries. We are fully cooperating with these inquiries.

Overarching accumulation risks

Effects of the subprime loan crisis

A current example of an overarching accumulation risk is the subprime loan crisis, emanating from the US markets that provided mortgage loans to borrowers with low credit ratings. The crisis has had overarching effects because it impacts both the insurance and the capital market side of our activities.

On the insurance side, current indications are that the Munich Re Group is potentially exposed mainly via the liability classes D&O and professional indemnity (PI). Specifically, there is the prospect of liability arising out of alleged misconduct in the form of inadequate advice, mismanagement or negligence on the part of sales organisations, banks or other financial intermediaries. Even if courts ultimately do not award damages, any defence costs covered under insurance policies could be considerable. Since such lawsuits are typically very prolonged, it will take several years before there is final clarity regarding the extent of the losses. At the turn of the year 2007/2008, we had received (status: 31 December 2007) isolated provisional notifications from our liability reinsurance clients, which we have taken into account – also provisionally – through allocations to IBNR reserves.

Our credit reinsurance business is not directly affected by the subprime loan crisis. Munich Re has not written reinsurance of financial guarantee companies in the USA (so-called credit enhancement business) since 2003, and we do not expect any significant losses from the remaining run-off business.

On the investment side, the subprime loan crisis gave rise to impairment losses and losses on disposal totalling around €166m in 2007. It is mainly market risks that have so far led to the industry-wide losses. The credit risks inherently typical of the products concerned have manifested themselves to a much smaller extent to date, although their increase was the real trigger of the losses in value.

Meanwhile, disposals have reduced the remaining exposure in subprime-related securities to under €340m, which is approximately 0.2% of our overall investment portfolio.

Pandemic

A further example of an overarching accumulation risk is a major pandemic. Like other companies in the insurance industry, Munich Re is exposed in this case to risks from a marked increase in mortality and morbidity and from disruptions in the capital markets. We counter this risk with a detailed analysis of our overall exposure (scenario analysis) and the optimisation of our risk structure by transferring the risk, e.g. through the launch of a bond programme for extreme mortality.

Main other risks

As insurers and reinsurers, we are dependent on economic and political parameters in the different markets in which we operate, as well as on macroeconomic and geopolitical risks. The development of the economy not only affects our insurance business but also influences the capital markets and hence our investment portfolio. An economic downturn can lead to payment defaults and downgradings of credit ratings among our debtors, which may require write-downs in our books.

When developing new markets, such as those in Asia and eastern Europe, the Munich Re Group is largely dependent on the prevailing economic, political and regulatory conditions, the accessibility of market segments, and the local sales channels. But even in developed markets, social or political changes may result in a deterioration of legal, fiscal or economic conditions, and this may ultimately affect the assets, liabilities, financial position and results of individual companies or the Munich Re Group as a whole.

Thus, for instance, the ongoing discussion about the reform of the social security systems in Germany harbours risks for the health insurers in the ERGO Insurance Group. We are therefore closely monitoring these developments by – among other means – being active at insurance-association level and making continual scenario calculations that simulate the effects of possible changes in basic parameters. We are also examining the implications of the most recent reforms for our product strategy in comprehensive and supplementary health insurance.

As a matter of general principle, our economists constantly study and monitor the economic and political situation of our main markets and inform the Board of Management without delay about relevant trends so that, if necessary, suitable risk mitigation or management measures can be taken. Conceivable scenarios are also discussed and coordinated with our asset management company MEAG to enable us to react promptly and appropriately in respect of our investments held.

Strategic risks arise if the strategy at overall Group level or business-segment level is not compatible with existing and future client requirements, market conditions or other parameters (e.g. economic or regulatory). If these disparities were not recognised, our objectives and initiatives would not take sufficient account of developments. In our strategic planning, we therefore carefully analyse the strategic risks, which are evaluated in individual projects (e.g. investment or market-entry projects) using scenarios and at an aggregate level on the basis of "wild cards". These wild cards describe events with a very low occurrence probability but a potentially strong impact on our business operations. In addition, we systematically perform SWOT analyses (strengths, weaknesses, opportunities, threats) and, building on these, specify what action is to be taken. Our Group Development Division works closely with our Integrated Risk Management Division and other units involved to ensure that our stress tests adequately reflect the risks underlying the Munich Re Capital Model and our management of cross-line, cross-segment and cross-balance-sheet potential accumulation of risks.

We continually review such other risks throughout the Munich Re Group to make balance-sheet provision in good time if necessary.

Financial strength

During the whole year under review, our available financial resources exceeded the risk-based capital requirements for the Group determined by our internal risk model. This was also illustrated by a series of stress tests applied to our economic measure of financial strength. The favourable result for the financial year 2007 further consolidated this position, giving us headroom to return at least €8bn to our shareholders from 2007 to the end of 2010 as part of our Changing Gear programme (see information on capital management, page 101).

In this context, we not only take into account the results of our own risk and capital modelling but also consider and comply with the still differing requirements of regulatory authorities and rating agencies. The Solvency II project to reform insurance supervision in Europe and various initiatives of the major rating agencies should lead to a gradual convergence of the criteria for financial strength in future.

More detail on our financial strength is provided in the "Financial position" section (see page 100).

Assessment of the risk situation

Current situation

In accordance with the prescribed process, Munich Re's Board Committees explicitly defined the risk appetite for significant risk categories in the year under review and quantified it by means of specific figures. Broken down across the Group hierarchy, the risk appetite was documented and communicated throughout the Group. Risk exposures were regularly quantified in the year under review and compared with the risk tolerance. Since risk exposure was always within the risk tolerance, we assess the Munich Re Group's risk situation as manageable and under control.

Outlook

As part of its Changing Gear programme, the Munich Re Group has identified a number of growth opportunities, which are being resolutely pursued. The Group's risk management functions were involved in the development, assessment and prioritisation of these initiatives, and will continue to closely partner and critically analyse them in future. The risk management functions will also ensure that the resulting business fields are fully integrated into the existing risk management structures.

The business plans, and especially the ensuing risk exposures, were compared with the risk tolerances of the main risk categories. We have established that the business planning is in line with the risk tolerances.

As a result of the progress made in the European Union's Solvency II project, particularly the publication of the draft Solvency II directive in mid-year, the future regulatory requirements for risk management have become increasingly transparent in the last year. The Munich Re Group supports these developments, which accord with our internal risk management approaches in all the main elements.

Consolidated financial statements

Financial statements

Consolidated balance sheet as at 31 December 2007

Assets	Notes				Prev. year[1]		Change
		€m	€m	€m	€m	€m	%
A. Intangible assets							
I. Goodwill	(1)		3,135		3,229	–94	–2.9
II. Other intangible assets	(2)		1,142		1,055	87	8.2
				4,277	4,284	–7	–0.2
B. Investments							
I. Land and buildings, including buildings on third-party land	(3)		3,753		4,720	–967	–20.5
Thereof: Investment property held for sale	(16)		78		1,164	–1,086	–93.3
II. Investments in affiliated companies and associates	(4)		1,168		1,303	–135	–20.5
III. Loans	(5)		35,502		29,528	5,974	20.2
IV. Other securities							
1. Held to maturity	(6)	200			252	–52	–20.6
2. Available for sale	(7)	119,034			122,915	–3,881	–3.2
3. Held for trading	(8)	1,280			1,343	–63	–4.7
			120,514		124,510	–3,996	–3.2
V. Deposits retained on assumed reinsurance	(9)		8,206		11,931	–3,725	–31.2
VI. Other investments	(10)		4,833		3,060	1,773	57.9
				173,976	175,052	–1,076	–0.6
C. Investments for the benefit of life insurance policyholders who bear the investment risk				2,178	1,820	358	19.7
D. Ceded share of technical provisions	(11)			5,626	6,593	–967	–14.7
E. Receivables							
I. Current tax receivables			751		710	41	5.8
II. Other receivables	(12)		8,636		8,115	521	6.4
				9,387	8,825	562	6.4
F. Cash at bank, cheques and cash in hand				2,505	2,172	333	15.3
G. Deferred acquisition costs	(13)						
Gross			8,388		8,298	90	1.1
Ceded share			86		108	–22	–20.4
Net				8,302	8,190	112	1.4
H. Deferred tax assets	(14)			4,619	5,368	–749	–14.0
Thereof: Deferred tax assets relating to disposal groups	(16)			3	16	–13	–81.3
I. Other assets	(15)			3,383	3,541	–158	–4.5
Thereof: Owner-occupied property held for sale	(16)			-	66	–66	–100.0
Total assets				**214,253**	**215,845**	**–1,592**	**–0.7**

[1] Adjusted pursuant to IAS 8. For details, please see notes on recognition and measurement and reports on the previous quarters of 2007.

Equity and liabilities	Notes			Prev. year[1]		Change
		€m	€m	€m	€m	%
A. Equity	(17)					
I. Issued capital and capital reserve		7,388		7,388	–	–
II. Retained earnings		9,781		9,400	381	4.1
III. Other reserves		3,934		5,629	–1,695	–30.1
IV. Consolidated result attributable to Munich Re equity holders		3,854		3,425	429	12.5
V. Minority interests		501		478	23	4.8
			25,458	26,320	–862	–3.3
B. Subordinated liabilities	(18)		4,877	3,419	1,458	42.6
C. Gross technical provisions						
I. Unearned premiums	(19)	5,719		5,870	–151	–2.6
II. Provision for future policy benefits	(20)	94,935		94,660	275	0.3
III. Provision for outstanding claims	(21)	44,564		47,076	–2,512	–5.3
IV. Other technical provisions	(22)	10,536		10,929	–393	–3.6
Thereof: Provision for deferred premium refunds relating to disposal groups	(16)	–172		–169	–3	–1.8
			155,754	158,535	–2,781	–1.8
D. Gross technical provisions for life insurance policies where the investment risk is borne by the policyholders	(23)		2,308	1,930	378	19.6
E. Other accrued liabilities	(24)		2,793	2,821	–28	–1.0
F. Liabilities						
I. Bonds and notes issued	(25)	341		378	–37	–9.8
II. Deposits retained on ceded business	(26)	2,231		2,241	–10	–0.4
III. Current tax liabilities	(27)	2,634		2,254	380	16.9
IV. Other liabilities	(28)	10,762		9,805	957	9.8
Thereof: Amounts due to banks relating to disposal groups	(16)	19		231	–212	–91.8
			15,968	14,678	1,290	8.8
G. Deferred tax liabilities	(14)		7,095	8,142	–1,047	–12.9
Thereof: Deferred tax liabilities relating to disposal groups	(16)		1	65	–64	–98.5
Total equity and liabilities			**214,253**	**215,845**	**–1,592**	**–0.7**

[1]Adjusted pursuant to IAS 8.

Consolidated income statement for the financial year 2007

Items	Notes				Prev. year[1]		Change
		€m	€m	€m	€m	€m	%
Gross premiums written	(29)	37,262			37,436	–174	–0.5
1. Earned premiums	(29)						
Gross		37,187			37,613	–426	–1.1
Ceded		1,512			1,899	–387	–20.4
Net			35,675		35,714	–39	–0.1
2. Investment result	(30)						
Investment income		15,071			12,382	2,689	21.7
Investment expenses		5,799			3,410	2,389	70.1
Total			9,272		8,972	300	3.3
Thereof: Income from associates			264		44	220	500.0
3. Other income	(31)		2,376		1,784	592	33.2
Total income (1–3)				**47,323**	46,470	853	1.8
4. Expenses for claims and benefits	(32)						
Gross		31,317			30,815	502	1.6
Ceded share		843			1,035	–192	–18.6
Net			30,474		29,780	694	2.3
5. Operating expenses	(33)						
Gross		9,271			9,333	–62	–0.7
Ceded share		393			499	–106	–21.2
Net			8,878		8,834	44	0.5
6. Other expenses	(34)		2,882		2,375	507	21.3
Total expenses (4–6)				**42,234**	40,989	1,245	3.0
7. Result before impairment losses of goodwill				**5,089**	5,481	–392	–7.2
8. Impairment losses of goodwill	(1)			11	4	7	175.0
9. Operating result				5,078	5,477	–399	–7.3
10. Finance costs	(35)			333	310	23	7.4
11. Taxes on income	(36)			808	1,648	–840	–51.0
12. Consolidated result				3,937	3,519	418	11.9
Thereof:							
Attributable to Munich Re equity holders				3,854	3,425	429	12.5
Attributable to minority interests	(17)			83	94	–11	–11.7
	Notes			€	€	€	%
Earnings per share	(52)			**17.90**	15.05	2.85	18.9

[1] Adjusted pursuant to IAS 8.

Statement of recognised income and expense

	2007 €m	Prev. year[1] €m
Consolidated result	**3,937**	3,519
Currency translation		
Gains (losses) recognised in equity	–531	–591
Included in the income statement	–	–
Unrealised gains and losses on investments		
Gains (losses) recognised in equity	158	1,612
Included in the income statement	–1,334	–1,450
Change resulting from valuation at equity		
Gains (losses) recognised in equity	–8	13
Included in the income statement	–	–
Change resulting from cash flow hedges		
Gains (losses) recognised in equity	–15	8
Included in the income statement	–	–
Actuarial gains and losses on defined benefit plans	74	–24
Change in consolidated group	5	–22
Other changes	159	–61
Income and expense recognised directly in equity	**–1,492**	–515
Total recognised income and expense	**2,445**	3,004
Thereof:		
Attributable to Munich Re equity holders	2,408	2,959
Attributable to minority interests	37	45
Changes in accordance with IAS 8	–37	–61

[1] Adjusted pursuant to IAS 8

Group statement of changes in equity

	Equity attributable to Munich Re equity holders								Minority interests	Total equity
	Issued capital	Capital reserve	Retained earnings		Other reserves			Consolidated result		
€m			Retained earnings before deduction of own shares	Own shares held	Unrealised gains and losses	Reserve from currency translation	Valuation result from cash flow hedges			
Status at 31.12.2005[1]	588	6,800	7,955	−201	6,056	−34	6	2,679	449	24,298
Allocation to retained earnings	–	–	1,972	–	–	–	–	−1,972	–	–
Total recognised income and expenses	–	–	−67	–	185	−592	8	3,425	45	3,004
Thereof: Adjustments pursuant to IAS 8	–	–	−45	–	−4	3	–	−15	–	−61
Dividend	–	–	–	–	–	–	–	−707	−16	−723
Share buy-backs	–	–	–	−259	–	–	–	–	–	−259
Status at 31.12.2006[1]	588	6,800	9,860	−460	6,241	−626	14	3,425	478	26,320
Allocation to retained earnings	–	–	2,437	–	–	–	–	−2,437	–	–
Total recognised income and expenses	–	–	249	–	−1,146	−535	−14	3,854	37	2,445
Thereof: Adjustments pursuant to IAS 8	–	–	−31	–	–	1	–	−7	–	−37
Dividend	–	–	–	–	–	–	–	−988	−14	−1,002
Share buy-backs	–	–	–	−2,305	–	–	–	–	–	−2,305
Retirement of own shares	–	–	−1,500	1,500	–	–	–	–	–	–
Status at 31.12.2007	588	6,800	11,046	−1,265	5,095	−1,161	–	3,854	501	25,458

[1] Adjusted pursuant to IAS 8.

Consolidated cash flow statement for the financial year 2007

	€m	Prev. year[1] €m
Consolidated result	**3,937**	3,519
Net change in technical provisions	730	1,434
Change in deferred acquisition costs	–154	–81
Change in deposits retained and accounts receivable and payable	4,491	1,967
Change in other receivables and liabilities	–478	1,314
Gains and losses on the disposal of investments	–2,803	–2,559
Change in securities held for trading	–563	–254
Change in other balance sheet items	–152	214
Other income/expenses without impact on cash flow	1,620	1,332
I. Cash flows from operating activities	**6,628**	6,886
Inflows from the sale of consolidated companies	70	10
Outflows for the acquisition of consolidated companies	165	190
Change from the acquisition, sale and maturities of other investments	–4,791	–4,157
Change from the acquisition and sale of investments for unit-linked life insurance	–353	–289
Other	–116	130
II. Cash flows from investing activities	**–5,355**	–4,496
Inflows from increases in capital	–	–
Outflows for share buy-backs	2,305	259
Dividend payments	1,002	723
Change from other financing activities	2,396	–1,514
III. Cash flows from financing activities	**–911**	–2,496
Cash flows for the financial year (I + II + III)	**362**	–106
Effect of exchange rate changes on cash	–29	–59
Cash at the beginning of the financial year	2,172	2,337
Cash at the end of the financial year	2,505	2,172
Additional information		
Income tax paid (net)	**263**	471
Dividends received	961	1,003
Interest received	6,750	6,473
Interest paid	784	715

[1] Adjusted pursuant to IAS 8.

Our reporting on the Group cash flow is based on IAS 7 and the principles of German Accounting Standard No. 2 (DRS 2) issued by the German Standards Board (DSR) for the presentation of cash flow statements. This has been supplemented by the requirements of DRS 2–20, which applies specifically to insurance companies. In accordance with the recommendations of the DSR for insurance companies, we have applied the indirect presentation method. The "cash fund" within the meaning of the German Accounting Standard is limited to cash and cash equivalents shown under balance sheet item F "cash at bank, cheques and cash in hand". Further information on the consolidated cash flow statement can be found in the management report on page 109.

Segment reporting

Segment assets

	Reinsurance			
	Life and health		Property-casualty	
€m	31.12.2007	Prev. year[1]	31.12.2007	Prev. year[1]
A. Intangible assets	338	275	1,240	1,202
B. Investments				
I. Land and buildings, including buildings on third-party land	452	585	649	766
Thereof: Investment property held for sale	–	102	–	128
II. Investments in affiliated companies and associates	2,480	2,553	3,427	3,281
III. Loans	235	181	308	215
IV. Other securities				
1. Held to maturity	–	–	–	–
2. Available for sale	11,146	10,932	48,009	48,339
3. Held for trading	104	117	494	595
	11,250	11,049	48,503	48,934
V. Deposits retained on assumed reinsurance	11,082	14,579	1,714	1,837
VI. Other investments	609	301	1,206	702
	26,108	29,248	55,807	55,735
C. Investments for the benefit of life insurance policyholders who bear the investment risk	–	–	–	–
D. Ceded share of technical provisions	764	844	3,024	3,871
E. Other segment assets	5,833	6,365	8,394	8,421
Thereof: Other segment assets relating to disposal groups	–	4	–	8
Total segment assets	**33,043**	**36,732**	**68,465**	**69,229**

[1] Adjusted pursuant to IAS 8.

The Munich Re Group's segment reporting is based on IAS 14 and the principles of German Accounting Standard No. 3 (DRS 3) issued by the German Standards Board (DSR). This has been supplemented by the requirements of DRS 3-20, which applies specifically to insurance companies.

In accordance with the recommendations of the DSR, we have made the primary segmentation between the fields of reinsurance, primary insurance (each broken down into life and health and property-casualty) and asset management.

The individual fields of business are shown after consolidation of internal transactions within the individual field but before consolidation across segments. This is shown separately in the "consolidation column".

Goodwill has been allocated to the segment of the respective subsidiary.

		Primary insurance		Asset management		Consolidation		Total	
Life and health		Property-casualty							
31.12.2007	Prev. year[1]	31.12.2007	Prev. year[1]	31.12.2007	Prev. year[1]	31.12.2007	Prev. year[1]	31.12.2007	Prev. year[1]
1,666	1,730	1,024	1,082	11	10	–2	–15	4,277	4,284
2,501	3,189	94	114	58	67	–1	–1	3,753	4,720
42	908	20	26	16	–	–	–	78	1,164
559	1,063	3,132	3,290	99	106	–8,529	–8,990	1,168	1,303
35,130	29,362	1,720	1,585	7	104	–1,898	–1,919	35,502	29,528
192	242	8	10	–	–	–	–	200	252
53,655	57,383	6,197	6,254	27	34	–	–27	119,034	122,915
380	344	302	287	–	–	–	–	1,280	1,343
54,227	57,969	6,507	6,551	27	34	–	–27	120,514	124,510
278	253	18	18	–	–	–4,886	–4,756	8,206	11,931
2,346	1,892	602	257	455	293	–385	–385	4,833	3,060
95,041	93,728	12,073	11,815	646	604	–15,699	–16,078	173,976	175,052
2,178	1,820	–	–	–	–	–	–	2,178	1,820
6,612	6,357	1,489	1,528	–	–	–6,263	–6,007	5,626	6,593
12,011	11,286	4,287	3,847	118	144	–2,447	–1,967	28,196	28,096
2	70	1	–	–	–	–	–	3	82
117,508	114,921	18,873	18,272	775	758	–24,411	–24,067	214,253	215,845

Segment reporting

Segment equity and liabilities

		Reinsurance			
		Life and health		Property-casualty	
	€m	31.12.2007	Prev. year[1]	31.12.2007	Prev. year[1]
A. Subordinated liabilities		1,910	1,349	2,584	1,682
B. Gross technical provisions					
I. Unearned premiums		186	195	4,080	4,362
II. Provision for future policy benefits		14,668	16,706	748	738
III. Provision for outstanding claims		3,653	4,489	34,783	36,482
IV. Other technical provisions		850	1,114	274	232
Thereof: Provision for deferred premium refunds relating to disposal groups		–	–	–	–
		19,357	22,504	39,885	41,814
C. Gross technical provisions for life insurance policies where the investment risk is borne by the policyholders		–	–	–	–
D. Other accrued liabilities		302	272	477	559
E. Other segment liabilities		5,182	5,051	8,004	7,537
Thereof: Other segment liabilities relating to disposal groups		–	15	–	19
Total segment liabilities		**26,751**	**29,176**	**50,950**	**51,592**

[1] Adjusted pursuant to IAS 8.

Primary insurance				Asset management		Consolidation		Total	
Life and health		Property-casualty							
31.12.2007	Prev. year[1]	31.12.2007	Prev. year[1]	31.12.2007	Prev. year[1]	31.12.2007	Prev. year[1]	31.12.2007	Prev. year[1]
–	2	393	398	–	–	–10	–12	4,877	3,419
104	92	1,613	1,468	–	–	–264	–247	5,719	5,870
83,958	81,561	310	267	–	–	–4,749	–4,612	94,935	94,660
2,186	2,245	4,917	4,737	–	–	–975	–877	44,564	47,076
9,554	9,799	122	113	–	–	–264	–329	10,536	10,929
–172	–169	–	–	–	–	–	–	–172	–169
95,802	93,697	6,962	6,585	–	–	–6,252	–6,065	155,754	158,535
2,308	1,930	–	–	–	–	–	–	2,308	1,930
767	664	1,287	1,366	44	37	–84	–77	2,793	2,821
14,381	14,191	4,421	4,353	512	534	–9,437	–8,846	23,063	22,820
1	258	–	4	19	–	–	–	20	296
113,258	**110,484**	**13,063**	**12,702**	**556**	**571**	**–15,783**	**–15,000**	**188,795**	**189,525**
						Equity		**25,458**	**26,320**
						Total equity and liabilities		**214,253**	**215,845**

Segment reporting

Segment income statement

			Reinsurance	
	Life and health		Property-casualty	
€m	31.12.2007	Prev. year[1]	31.12.2007	Prev. year[1]
Gross premiums written	7,299	7,665	14,224	14,551
Thereof:				
From insurance transactions with other segments	704	751	824	760
From insurance transactions with external third parties	6,595	6,914	13,400	13,791
1. Earned premiums				
Gross	7,292	7,667	14,281	14,805
Ceded	268	391	774	1,010
Net	7,024	7,276	13,507	13,795
2. Investment result				
Investment income	2,181	2,140	5,632	3,637
Investment expenses	649	507	2,837	868
Total	1,532	1,633	2,795	2,769
Thereof: Income from associates	3	6	15	33
3. Other income	383	297	703	557
Total income (1–3)	8,939	9,206	17,005	17,121
4. Expenses for claims and benefits				
Gross	5,611	5,932	9,618	9,526
Ceded share	178	190	431	553
Net	5,433	5,742	9,187	8,973
5. Operating expenses				
Gross	2,019	2,314	4,108	4,107
Ceded share	61	158	255	261
Net	1,958	2,156	3,853	3,846
6. Other expenses	454	386	897	816
Total expenses (4–6)	7,845	8,284	13,937	13,635
7. Result before impairment losses of goodwill	1,094	922	3,068	3,486
8. Impairment losses of goodwill	3	–	–	–
9. Operating result	1,091	922	3,068	3,486
10. Finance costs	115	96	192	161
11. Taxes on income	251	265	287	1,191
12. Consolidated result	**725**	**561**	**2,589**	**2,134**
Thereof:				
Attributable to Munich Re equity holders	**725**	**561**	**2,589**	**2,134**
Attributable to minority interests	–	–	–	–

[1] Adjusted pursuant to IAS 8.

The ERGO Insurance Group has concluded profit-transfer agreements with nearly all of its German insurance companies. In our segment reporting, expenditure incurred as a result of profit transfer is deemed appropriation of net income. The segments are thus adjusted to eliminate these expenses, the elimination being carried out in the consolidation column.

		Primary insurance		Asset management		Consolidation		Total	
Life and health		Property-casualty							
31.12.2007	Prev. year[1]	31.12.2007	Prev. year[1]	31.12.2007	Prev. year[1]	31.12.2007	Prev. year[1]	31.12.2007	Prev. year[1]
11,647	11,606	5,639	5,147	–	–	–1,547	–1,533	37,262	37,436
1	1	18	21	–	–	–1,547	–1,533	–	–
11,646	11,605	5,621	5,126	–	–	–	–	37,262	37,436
11,641	11,600	5,484	5,060	–	–	–1,511	–1,519	37,187	37,613
877	932	1,104	1,085	–	–	–1,511	–1,519	1,512	1,899
10,764	10,668	4,380	3,975	–	–	–	–	35,675	35,714
6,971	6,308	942	855	136	64	–791	–622	15,071	12,382
2,139	1,908	209	170	17	9	–52	–52	5,799	3,410
4,832	4,400	733	685	119	55	–739	–570	9,272	8,972
243	17	–15	–16	18	4	–	–	264	44
1,325	901	642	739	317	328	–994	–1,038	2,376	1,784
16,921	15,969	5,755	5,399	436	383	–1,733	–1,608	47,323	46,470
13,969	13,593	3,263	2,864	–	–	–1,144	–1,100	31,317	30,815
566	592	624	582	–	–	–956	–882	843	1,035
13,403	13,001	2,639	2,282	–	–	–188	–218	30,474	29,780
1,774	1,704	1,828	1,686	–	–	–458	–478	9,271	9,333
237	262	308	296	–	–	–468	–478	393	499
1,537	1,442	1,520	1,390	–	–	10	–	8,878	8,834
1,402	1,041	921	947	340	303	–1,132	–1,118	2,882	2,375
16,342	15,484	5,080	4,619	340	303	–1,310	–1,336	42,234	40,989
579	485	675	780	96	80	–423	–272	5,089	5,481
–	1	1	3	7	–	–	–	11	4
579	484	674	777	89	80	–423	–272	5,078	5,477
–	1	23	49	3	4	–	–1	333	310
221	164	25	2	26	23	–2	3	808	1,648
358	**319**	**626**	**726**	**60**	**53**	**–421**	**–274**	**3,937**	**3,519**
319	**284**	**579**	**668**	**59**	**51**	**–417**	**–273**	**3,854**	**3,425**
39	**35**	**47**	**58**	**1**	**2**	**–4**	**–1**	**83**	**94**

Segment reporting

Investments[1]

	Reinsurers		Primary insurers		Asset management		Total	
€m	31.12.2007	Prev. year	31.12.2007	Prev. year	31.12.2007	Prev. year	31.12.2007	Prev. year
Europe	42,820	45,043	99,324	98,656	559	311	142,703	144,010
North America	23,965	24,824	3,349	1,936	20	22	27,334	26,782
Asia and Australasia	2,944	2,899	1,632	1,334	30	38	4,606	4,271
Africa, Near and Middle East	684	750	40	77	–	–	724	827
Latin America	678	848	109	133	–	1	787	982
Total	**71,091**	**74,364**	**104,454**	**102,136**	**609**	**372**	**176,154**	**176,872**

[1] After elimination of intra-Group transactions across segments.

Secondary segmentation is based on the geographical origin of our investments and gross premiums written.

Gross premiums written[1]

	Reinsurers		Primary insurers		Total	
€m	2007	Prev. year	2007	Prev. year	2007	Prev. year
Europe						
Germany	2,541	2,933	13,070	13,064	15,611	15,997
UK	3,729	3,858	303	190	4,032	4,048
Italy	531	574	562	664	1,093	1,238
Spain	542	566	484	442	1,026	1,008
Belgium	77	80	597	542	674	622
Others	2,404	2,168	1,992	1,507	4,396	3,675
	9,824	**10,179**	**17,008**	**16,409**	**26,832**	**26,588**
North America						
USA	4,674	4,987	145	168	4,819	5,155
Canada	1,705	2,010	8	8	1,713	2,018
	6,379	**6,997**	**153**	**176**	**6,532**	**7,173**
Asia and Australasia						
Australia	548	458	5	8	553	466
China	331	437	16	17	347	454
Japan	323	290	5	14	328	304
Korea	327	336	2	9	329	345
Others	447	444	31	30	478	474
	1,976	**1,965**	**59**	**78**	**2,035**	**2,043**
Africa, Near and Middle East						
South Africa	328	300	1	3	329	303
Israel	143	143	–	–	143	143
Others	312	203	28	43	340	246
	783	**646**	**29**	**46**	**812**	**692**
Latin America	**1,033**	**918**	**18**	**22**	**1,051**	**940**
Total	**19,995**	**20,705**	**17,267**	**16,731**	**37,262**	**37,436**

[1] After elimination of intra-Group reinsurance across segments.
Presentation of the figures in the management report differs from this (cf. note on page 70).

Notes to the consolidated financial statements

Notes to the consolidated financial statements

Notes to the consolidated financial statements

Application of International Financial Reporting Standards (IFRSs)

Munich Re's consolidated financial statements have been prepared on the basis of Section 315 a para. 1 of the German Commercial Code in conjunction with Article 4 of Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of 19 July 2002 concerning the application of international accounting standards. We have complied with the international accounting standards adopted in accordance with Articles 2, 3 and 6 of the aforementioned Regulation and with the Commercial Code rules designated in Section 315 a para. 1 of the German Commercial Code. The consolidated financial statements thus also meet all the requirements of IFRSs. Our presentation currency is the euro (€).

Since 2002, the standards adopted by the International Accounting Standards Board (IASB) have been referred to as International Financial Reporting Standards (IFRSs); the standards from previous years continue to bear the name International Accounting Standards (IASs). Insofar as we do not explicitly refer to a particular standard, we use the two terms synonymously. In accordance with the rules of IFRS 4, underwriting items are recognised and measured on the basis of US GAAP (United States Generally Accepted Accounting Principles). We have also observed the German accounting standards (DRSs) adopted by the German Standardisation Council (DSR) provided they do not contradict the applicable IFRSs.

Declaration of conformity with the German Corporate Governance Code in accordance with Section 161 of the German Stock Companies Act

In November and December 2007 respectively, the Board of Management and Supervisory Board of Munich Reinsurance Company and the corresponding Boards of ERGO Versicherungsgruppe AG published, in each case, an updated declaration of conformity with the German Corporate Governance Code as per Section 161 of the German Stock Companies Act and made this declaration permanently available to shareholders on the internet.

Figures for previous years

In accordance with IAS 8, changes in recognition and measurement necessitated the retrospective adjustment of the consolidated balance sheet as at 31 December 2006 and the consolidated income statement for the financial year 2006. Details are given in the section "Changes in accounting policies". Otherwise, the previous-year figures have been calculated on the same basis as the figures for the financial year 2007.

Consolidation

Consolidated companies

In accordance with IAS 27, the consolidated financial statements include Munich Reinsurance Company (the parent) and all the entities in which Munich Re owns, directly or indirectly, more than half of the voting power or over which it has the factual ability to exercise control (subsidiaries). This applies analogously to the special funds held by Munich Re and its subsidiaries. The only exceptions are subsidiaries and special funds determined as being not material for assessing the Group's financial position; insurance and reinsurance companies are consolidated regardless of their size.

As at 29 October 2007, we acquired a 100% shareholding in MSP Underwriting Ltd. (MSP), London, for a price of €74.1m.This price includes all the incidental acquisition expenses and other charges, such as fees for consulting services taxes incurred, and a five-year earn-out agreement estimated at €10.2m. MSP Underwriting focuses on international property business. MSP Underwriting Ltd. owns both the Lloyd's managing agency Beaufort Underwriting Agency Limited (Beaufort), which controls the business of Lloyd's Syndicate 318. Via Beaufort, Munich Re gains access to 47.3% of Syndicate 318's business from 1 January 2008; portions of Syndicate 318's business have been reinsured with the Munich Re Group since 2002. In the financial year 2007, Syndicate 318 earned gross premiums of around €190m.

The group's income and expenses for the months of November and December have been recognised in the consolidated income statement. Altogether, MSP and Beaufort contributed a break-even result to the 2007 consolidated result; for the whole year, their result totalled €3.6m. MSP earned commissions of €9.3m in the financial year, of which €0.6m is recognised in the 2007 consolidated financial statements.

The opening balance sheets of the two companies at the time of acquisition included the following IFRS figures (amounts directly prior to the business combination): intangible assets of €92.2m (–), other receivables of €1.1m (1.1m), other assets of €14.2m (14.2m), other liabilities of €5.7m (5.7m), other liabilities items of €6.1m (6.1m) and deferred taxes of €21.6m (–). In connection with the acquisition of the shareholding in MSP, goodwill of €3.0m and other intangible assets of €89.2m have been recognised.The amounts capitalised are derived from our expectations regarding earnings strength and growth potential, particularly through access to Syndicate 318's business and through the commission and service fees for controlling the syndicate.

On 8 May 2007, Munich Reinsurance Company acquired a majority shareholding of 100% in the Bell & Clements Group. Bell & Clements, which operates primarily as an underwriting manager in the USA and the UK, had already written business for the Munich Re Group in the past – mainly property business with primary insurers. Apart from the underwriting manager Bell & Clements Ltd. (London), the Bell & Clements Group also comprises a small primary insurer, Bell & Clements International Insurance Company Ltd. in Bermuda. The purchase price of €49.4m includes a three-year earn-out agreement with the seller, estimated at €5.5m, as well as incidental acquisition expenses, other costs such as consulting services and taxes incurred.

The group's income and expenses for the months May to December have been recognised in the consolidated income statement. Altogether, the Bell & Clements Group contributed a nearly break-even result to the 2007 consolidated result; for the whole year, its result totalled –€1.3m.The group earned commissions of €41.8m in the financial year, of which €25.4m is recognised in the 2007 consolidated financial statements.

The opening balance sheets of the two companies at the time of acquisition included the following IFRS figures (amounts directly prior to the business combination): intangible assets of €47.3m (0.3m), investments of €9.9m (9.9m), a ceded share of technical provisions of €15.9m (15.9m), other assets of €89.1m (89.1m), gross technical provisions of €25.9m (25.9m), deferred taxes of €4.8m (0.0m) and other liabilities items of €82.1m (82.1m). Intangible assets and deferred tax liabilities were finally determined in the fourth quarter. The value of the first-time recognition was increased by €4.8m in each case.

In connection with the acquisition of the shareholding in the Bell & Clements Group, other intangible assets of €22.7m and goodwill of €24.3m have been recognised. The amount of the intangible assets is based in particular on the additional future business potential to be derived from utilising the group's distribution network and know-how, whilst the goodwill is based on the synergies and additional marketing opportunities resulting from integration into the Munich Re Group.

As at 12 November 2007, we acquired 100% of the share capital of Allfinanz Ltd., Dublin, for a price of €48.7m. This price includes all the incidental acquisition expenses and other charges, such as fees for consulting services and taxes incurred. Allfinanz is a leading provider of web-based business processing and underwriting automation software for the life insurance industry. Allfinanz software can significantly improve the sales processes of life insurance companies, as it allows them to issue policies to most clients in one efficient, automated process.

The following figures for Allfinanz have been recognised in the consolidated balance sheet as at the time of acquisition: €2.2m other assets and €1.2m other liabilities. The figures were taken from Allfinanz's interim balance sheet as at 30 June 2007 prepared in accordance with local accounting rules. No IFRS financial statements were prepared for reasons of materiality. The calculation of the disclosures stipulated under IFRS 3.67(f) was impracticable, requiring an unreasonable amount of extra work.

In connection with the acquisition of the shareholding in Allfinanz, deferred taxes of €4.8m have been recognised, as well as other intangible assets of €42.8m and goodwill of €9.7m. The amounts capitalised are based on our expectations with regard to Allfinanz's contribution to our worldwide strategy for life insurance. Allfinanz's leading technical expertise in combination with Munich Re's global presence and superior risk management will provide our life insurance clients with unique added value. Munich Re will now share in Allfinanz's earnings growth. In addition, it will benefit from the enhanced quality of the reinsurance business and the additional volume that can be generated through Munich Re and Allfinanz joining forces.

Owing to the fact that the acquisition did not take place until mid-November 2007, Allfinanz's profit contribution to the consolidated result is of subordinate importance. Consequently, no income and expenses from the business combination have been recognised in the income statement in the year under review.

Disclosure of the IFRS result and the IFRS premium income in accordance with IFRS 3.70 (i.e. as if the acquisition had been effected at the beginning of the financial year) is impracticable, since the preparation of IFRS financial statements for the full reporting period would have involved an unreasonable amount of extra work. Therefore, from the viewpoint of materiality, we have dispensed with calculating the required IFRS.

On 21 September 2007, the Munich Re Group acquired all outstanding shares in Cairnstone, Inc. via its subsidiary Munich Reinsurance America, Inc. With this transaction, our stake in one of the leading providers of stop-loss covers for US employers that finance their employees' healthcare expenditure was increased from 25% to 100%. The purchase price for the share increase was €18.3m and includes incidental acquisition expenses, other costs such as consulting services, and taxes incurred. Combined with the purchase price of €2.6m for the original stake of 25%, this gives a book value of €20.9m for the shareholding.

The opening balance sheet at the time of acquisition included the following IFRS figures: intangible assets of €18.3m, cash with banks, cheques and cash in hand of €8.8m, other assets of €1.5m, accounts payable on reinsurance business of €5.6m and other liabilities items of €2.1m. Owing to the short-term character of Cairnstone's business, these figures correspond to the IFRS book values directly prior to the business combination, with the exception of the intangible assets.

In connection with the acquisition of the shareholding in Cairnstone, other intangible assets of €5.6m and goodwill of €12.0m have been recognised. The amounts capitalised are based mainly on the exploitation of additional future business potential and the use of the sales, marketing and insurance know-how of the Munich Re Group.

The group's income and expenses for the fourth quarter have been recognised in the consolidated income statement. All in all, Cairnstone contributed a break-even result to the 2007 consolidated profit.

For the financial year as a whole, it earned premium income of €7.0m and achieved a nearly break-even result.

No other business combinations as per IFRS 3 are material, either individually or in the aggregate. The İsviçre Insurance Group, acquired in the previous year, contributed an IFRS result of €4.5m.

An overview of the group of consolidated companies and other important shareholdings is provided on page 249 f. The list of all our shareholdings is filed with the Company Registry in Munich under registration number HRB 42039.

Number of consolidated subsidiaries[1]

	Germany	Other countries	Total
31 Dec. previous year	70	148	218
Additions	10	24	34
Reductions	3	13	16
31 Dec. financial year	77	159	236

[1] In addition, 63 German and 1 non-German investment funds were included in the consolidated group.

Number of unconsolidated subsidiaries

	Germany	Other countries	Total
31 Dec. previous year	202	73	275
Additions	30	43	73
Reductions	29	10	39
31 Dec. financial year	203	106	309

Consolidation principles

The balance sheet date of the consolidated companies is generally 31 December. Some of the special funds have other balance sheet dates. These funds are consolidated on the basis of interim accounts as at 31 December.

We generally consolidate subsidiaries and special funds as soon as the Group holds the majority of the voting shares or has the factual ability to exercise control. Acquisitions are accounted for by the purchase method. In order to determine the equity capital at the time of acquisition, we measure the assets and liabilities of the subsidiary or special fund at fair value. The acquisition costs of the shares are netted against the equity capital apportionable to the Group at the time of acquisition. Any residual positive amount is capitalised as goodwill.

Profits earned by the subsidiaries or special funds after their first consolidation are included in Group equity. Amounts relating to intra-Group transactions (receivables and liabilities, expenses and income between consolidated companies) are eliminated unless they are determined as not being material.

Associates

Pursuant to IAS 28, associates are generally all entities which are not subsidiaries but on whose financial and operating policies the investors can exercise a significant influence.

In the case of shareholdings amounting to between 20% and 50% of the voting power, the entities in question are deemed to be associates. Where we hold less than 20% of the voting power, entities are classified as associates nevertheless if there is existence of significant influence on our part, mainly as a result of representation on the board of directors or equivalent governing body of the investee in accordance with IAS 28.7 (a). Investments in associates are valued at equity unless they are not material for assessing the Group's financial position.

Number of companies valued at equity

	Germany	Other countries	Total
31 Dec. previous year	28	39	67
Additions	1	4	5
Reductions	2	8	10
31 Dec. financial year	27	35	62

Number of other associates (not valued at equity)

	Germany	Other countries	Total
31 Dec. previous year	23	22	45
Additions	3	1	4
Reductions	4	7	11
31 Dec. financial year	22	16	38

Recognition and measurement

The annual financial statements of the consolidated subsidiaries and special funds are subject to uniform accounting policies. For the annual financial statements of significant associates we have, in accordance with IAS 28.27, made appropriate adjustments to conform the accounting policies to those of the Munich Re Group. Valuations used in the financial statements of associates not classified as significant are maintained. In the course of preparing the consolidated financial statements, we have to use our judgement in applying accounting policies and to make estimates and assumptions that affect the year-end items shown in the consolidated balance sheet, the consolidated income statements and the disclosures on contingent assets and liabilities. Details are provided in recognition and measurement methods for the individual items.

Changes in accounting policies

Application of the recognition, measurement and disclosure methods follows the principle of consistency. Changes have become necessary as a result of new or revised IFRSs. We have complied with all new and revised IFRSs whose application is compulsory for the first time for periods beginning on 1 January 2007. The following standards are of significance in this context:

As a result of changes to IAS 1 (rev. 2005), Presentation of Financial Statements, the disclosure of aims, methods and processes used in capital management has been expanded.

The first-time application of IFRS 7, Financial Instruments: Disclosures, requires additional disclosures on financial instruments and, in particular, on risks from financial instruments. Application of this standard does not involve any change in accounting policies. For disclosures on the type and extent of risks from financial instruments and their management, we also refer to the information in the risk report.

First-time application of other new or amended IFRSs or IFRIC interpretations have had no material impact.

In the financial year 2007, we adjusted previous-year figures retrospectively for the following items in accordance with IAS 8, without impact on profit or loss:

a) We have improved the method for initial consolidations where a revaluation is not material. This gives rise to a shift within equity of €62m.
b) The establishment of provisions for deferred premium refunds is now treated separately from deferred taxes. This change results in more reliable and relevant information, since it means that this liability is also recognised in profits retained by subsidiaries. As a consequence, net retained earnings and other reserves have been adjusted by €78m for 2005 and by €5m for 2006.
c) Owing to an adjustment of deferred taxes posted in the past, retained earnings have been adjusted by €13m for 2005 and by €2m for 2006.
d) In connection with the conversion of the consolidation system, goodwill has been adjusted by €30m for 2005 and by –€3m for 2006.

The consolidated balance sheets for financial years 2005 and 2006 are affected by the adjustments pursuant to IAS 8 in the following manner:

Consolidated balance sheet

	31.12.2005 as originally recognised	Changes due to adjustments pursuant to IAS 8 in 2005				31.12.2005
€m		a)	b)	c)	d)	
Assets						
A. I. Goodwill	3,264	–	–	–	–30	3,234
Equity and liabilities						
A. II. Retained earnings	7,777	62	–68	13	–30	7,754
A. III. Other reserves	6,100	–62	–10	–	–	6,028
A. V. Minority interests in equity	453	–	–5	1	–	449
C. IV. Other technical provisions	10,534	–	83	–	–	10,617
G. Deferred tax liabilities	7,201	–	–	–14	–	7,187

Consolidated balance sheet

	31.12.2006 as originally recognised	Total changes pursuant to IAS 8 in 2005	Changes due to adjustments pursuant to IAS 8 in 2006			31.12.2006
€m			b)	c)	d)	
Assets						
A. I. Goodwill	3,256	–30	–	–	3	3,229
H. Deferred tax assets	5,370	–	–	–2	–	5,368
Equity and liabilities						
A. II. Retained earnings	9,416	–23	9	–2	–	9,400
A. III. Other reserves	5,702	–72	–4	–	3	5,629
A. IV. Consolidated result attributable to Munich Re equity holders	3,440	–	–15	–	–	3,425
A. V. Minority interests in equity	483	–4	–1	–	–	478
C. IV. Other technical provisions	10,835	83	11	–	–	10,929
G Deferred tax liabilities	8,156	–14	–	–	–	8,142

The effects on the consolidated income statement for the financial year 2006 are as follows:

Consolidated income statement

€m	2006 as originally recognised	Changes due to adjustments pursuant to IAS 8 in 2006	2006
		b)	
4. Gross expenses for claims and benefits	30,798	17	30,815
Total expenses (4–6)	40,876	17	40,893
7. Result before impairment losses of goodwill	5,498	–17	5,481
9. Operating result	5,494	–17	5,477
12. Group result	3,536	–17	3,519
Thereof:			
Attributable to Munich Re equity holders	3,440	–15	3,425
Attributable to minority interests	96	–2	94
Earnings per share €	15.12	–0.07	15.05

The following items were dealt with via an adjustment of retained earnings in the financial year 2007, since retrospective application for prior periods did not appear appropriate on cost-benefit grounds:

a) Following a change in the notification procedure for a quota share treaty, it was established that additional provisions of €39m had to be posted.
b) An extension in the scope of pension commitments necessitated an increase of €3m in pension provisions.
c) On account of the changeover from the corridor method to recognition of actuarial losses directly in equity, pension provisions had to be raised by €5m at one Group company.
d) The recalculation of deferred taxes gave rise to a change of €4m in deferred tax liabilities.
e) Provisions for disability benefits were released, reducing the provision for future policy benefits by €3m.
f) Adjustments to uniform Group accounting methods, and corrections in the deferred tax rate after the first-time consolidation of a subsidiary in the 2006 financial statements, led to a rise of €3m in retained earnings.

The adjustments have the following effects on the consolidated balance sheet for the financial year 2007:

Consolidated balance sheet

€m	a)	b)	c)	d)	e)	f)	Total
Assets							
D. Ceded share of technical provisions	–	–	–	–	–1	10	9
E. II. Other receivables	–	–	–	–	–	–1	–1
G. Deferred acquisition costs – Ceded share	–	–	–	–	–	–4	–4
H. Deferred tax assets	13	1	–	–	–1	1	14
Equity and liabilities							
A. II. Retained earnings	–26	–2	–3	–4	1	3	–31
A. IV. Consolidated result attributable to Munich Re equity holders	–	–	–	–	–	1	1
A. V. Minority interests	–	–	–	–	–	2	2
C. II. Provisions for future policy benefits	–	–	–	–	–3	–	–3
E. Other accrued liabilities	39	3	5	–	–	–	47
G. Deferred tax liabilities	–	–	–2	4	–	–	2

A revaluation of acquired insurance portfolios resulted in a write-up of the initial value and in further write-downs of €8m.

The system for breaking down deposits retained on assumed reinsurance business between the reinsurance segments has been modified – thanks to enhanced IT functionalities – to achieve a more direct allocation. This also results in a shift in "other securities". The change has no effect on equity.

Disclosure of tax liabilities and tax refund claims under separate balance sheet items as from the financial year 2007 improves the transparency of the financial statements. In addition, the expenses for deposits retained on ceded business, which were previously included in the investment result, are now shown under expenses for claims and benefits.

Standards or changes in standards not yet entered into force

IFRS 8, Operating Segments, provides new rules for segment reporting and is applicable for accounting periods beginning on or after 1 January 2009. It is not yet possible to give a conclusive assessment of the effects of first-time application on the Munich Re Group's segment reporting.

IAS 1 (rev. 2007), Presentation of Financial Statements, contains new rules for presenting the Group statement of changes in equity and the consolidated balance sheet if retrospective adjustments have been made in accordance with IAS 8. The revised standard is applicable for accounting periods beginning on or after 1 January 2009.

The following have not yet entered into force: IAS 23 (rev. 2007), Borrowing Costs, and the interpretations IFRIC 11, IFRS 2 – Group and Treasury Share Transactions, IFRIC 12, Service Concession Arrangements, IFRIC 13, Customer Loyalty Programmes and IFRIC 14, IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction. The application of these new rules will not have any major impact.

In January 2008, the IASB published changes to IFRS 2, Share-based Payment – Vesting Conditions and Cancellations, to IFRS 3, Business Combinations, and to IAS 27, Consolidated and Separate Financial Statements. IFRS 2 provides clarification with regard to exercise conditions and the premature termination of plans. The new rules are compulsory for accounting periods beginning on or after 1 January 2009. The revision of IFRS 3 and IAS 27 concerns in particular the balance-sheet presentation if not all the shares in a company are acquired, and is compulsory as from July 2009.

In February 2008, changes to IAS 32, Financial Instruments: Presentation, and IAS 1, Financial Statements Presentation, were published regarding puttable financial instruments and obligations arising on liquidation. The revised version of IAS 32 enables puttable instruments to be classified as equity in future under certain conditions. The change to IAS 1 concerns new disclosure requirements relating to puttable instruments and obligations in the case of liquidation. The changes to these two standards are compulsory for accounting periods beginning on or after 1 January 2009.

It is not yet possible to conclusively assess the effects of the first-time application of the revised standards.

Assets

A Intangible assets

In accordance with IFRS 3, **goodwill** from the first-time consolidation of subsidiaries is tested for impairment at least once annually, i.e. the carrying amount of goodwill is compared with the recoverable amount and, if this recoverable amount is lower, a write-down is made for impairment equivalent to the amount of the difference.

Other intangible assets mainly comprise purchased and internally generated software and acquired insurance portfolios. The software is carried at cost less straight-line amortisation. The useful life assumed is generally three to five years, in exceptional cases up to ten years. Acquired insurance portfolios are recognised at their present value on acquisition (PVFP – present value of future profits). This is determined as the present value of expected profits from the portfolio acquired, without consideration of new business and tax effects. The items in question are amortised in accordance with the realisation of the profits from the insurance portfolios underlying the PVFP calculation. The other intangible assets are tested for impairment at each balance sheet date and write-downs made if required. Write-downs of software and other intangible assets are distributed in the consolidated income statement between investment expenses, expenses for claims and benefits and operating expenses. If it is not possible to allocate the expenses to these functional areas, they are shown under "other expenses". Write-downs of purchased insurance portfolios are recognised under operating expenses. Write-ups of software and other intangible assets are included in "other income".

B Investments

Land and buildings shown under investments comprise property used by third parties and are carried at cost. Maintenance expenses are recognised as an expense. Structural measures equivalent to 5% or more of the historical cost of a building are generally assessed with regard to whether they have to be capitalised. Buildings are depreciated on a straight-line basis in accordance with the component approach over 40 to 55 years, depending on the weighted useful life for their specific building class. If the recoverable amount of land and buildings falls below their carrying amount, the carrying amount is written down to the recoverable amount. Impairment losses are recognised as investment expense in the consolidated income statement, and reversals of impairment losses as investment income. Land and buildings classified as "held for sale" are recognised at the lower of book value or fair value less sales costs.

Investments in affiliated companies that we do not consolidate because they are not material are carried at fair value insofar as this can be reliably measured. If the investments are quoted on a stock exchange, we use the share prices at the balance sheet date; for other investments, the fair value is measured using the discounted earnings or net asset value method. Changes in the fair value are recognised in "other reserves" under unrealised gains and losses.

Investments in associates are valued by the equity method at the Group's proportionate share of their net assets. The associate's earnings attributable to the Group are included in the investment result. As a rule, the most recent individual or consolidated financial statements of the associate are used; exceptional transactions of material importance for a true and fair picture of the associate's financial position are recognised in the same financial year. Investments in associates that are assessed as not being material for assessing the Group's financial position are accounted for at fair value insofar as this can be reliably measured. To determine the fair value, we use the share prices at the balance sheet date if the investments are quoted on a stock exchange; for other investments, the fair value is measured using the discounted earnings or net asset value method.

Loans are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at cost in accordance with the effective interest method. Write-downs for impairments are made in cases where the repayment of a loan can no longer be expected.

Fixed-interest securities held to maturity are measured at amortised cost.

Fixed-interest or non-fixed-interest securities available for sale that are not held for trading or recognised under loans are accounted for at fair value. If there are no stock market prices available, fair values are based on recognised valuation methods in line with the present value principle. Unrealised gains or losses are calculated taking into account interest accrued and, after deduction of deferred taxes and the amounts apportionable to policyholders by the life and health insurers on realisation (provision for deferred premium refunds), are recognised directly in equity.

Securities held for trading comprise all fixed-interest and non-fixed-interest securities that we have acquired for trading purposes to earn short-term profits from price changes and differences; in addition, they include all derivative financial instruments (derivatives) with positive fair values which we have acquired for hedging purposes but which do not meet the strict requirements of IAS 39 for hedge accounting. Securities held for trading are accounted for at fair value at the balance sheet date. If there are no stock market prices available, fair values (particularly with derivatives) are based on recognised valuation methods. The Munich Re Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Valuation models

Derivatives	Pricing method	Parameters	Pricing model
Stock options traded on the stock exchange	Listed price	–	–
OTC stock options	Theoretical price	Listing of underlying shares Effective volatilities Money-market interest rate Dividend yield	Black-Scholes (European) Cox, Ross and Rubinstein (American)
Index futures	Listed price	–	–
Equity forwards	Theoretical price	Money-market interest rate Share price Dividend yield	Present-value method
Total return swaps (hedge-fund certificates)	Theoretical price	Market values of the funds Interest-rate curve	Present-value method
Swaptions	Theoretical price	At-the-money volatility matrix and skew Swap curve Money-market interest-rate curve	Black 76
Interest-rate swaps	Theoretical price	Swap curve Money-market interest-rate curve	Present-value method
Currency options	Theoretical price	Volatility Currency spot rates Money-market interest-rate curve	Garman-Kohlhagen
Currency forwards	Theoretical price	Currency spot rates Money-market interest-rate curve	Present-value method
Insurance derivatives	Theoretical price	Market values of the cat bonds Interest-rate curve	Present-value method
Credit default swaps	Theoretical price	Credit spreads Recovery rates Interest-rate curve	Present-value method

All unrealised gains or losses from such valuation are included in the investment result.

Deposits retained on assumed reinsurance are receivables from our cedants for cash deposits that have been retained under the terms of reinsurance agreements; they are accounted for at face value.

Other investments are measured at amortised cost.

Financial assets in our direct portfolio are generally accounted for at the settlement date. Investments held in special funds are accounted for at the trade date.

Securities that we lend by way of securities lending continue to be recognised in our balance sheet, as the main risks and rewards remain with Munich Re; securities that we have borrowed are accounted for by the lender. Fees from securities lending are shown in the investment result.

The net investment result comprises regular income, income from write-ups, gains and losses on the disposal of investments, other income, write-downs of investments, management expenses, interest charges and other expenses. Regular income and expenses from investments measured at fair value without impact on profit or loss are calculated in accordance with the effective interest method, i.e. any premiums or discounts are deducted from or added to the acquisition costs, with impact on profit or loss, until maturity.

Impairment

Regularly, at each balance sheet date, we assess whether there is any substantial objective evidence of impairment in a financial asset or group of financial assets.

In the case of all fixed-interest securities held to maturity or available for sale, as well as all non-fixed-interest securities, impairments in value – in contrast to temporary diminutions – are recognised as an expense in the income statement. IAS 39.59 contains a list of factors providing substantial objective evidence of impairment of such financial assets. In addition, IAS 39.61 states that for equity investments, a significant or prolonged decline in the fair value of the investment below its acquisition cost is objective evidence of impairment. These rules are given more concrete form by means of internal guidelines. For equities quoted on the stock exchange, we assume a significant decline in fair value if the market value at the review date is at least 20% below the average purchase price or has been lower than this amount for at least six months. In the case of fixed-interest securities and loans, the main basis for establishing evidence of impairment is the rating of the issue, the rating of the issuer or creditor, and the market assessment.

We determine acquisition costs on the basis of the average purchase price. In the case of an impairment, a write-down is made to the fair value at the balance sheet date, i.e. generally the publicly quoted market price. If there is a further fall in the fair value of equity investments that have already been written down once, a further write-down recognised in the income statement is made again immediately, even if the impairment is only temporary. Impairments recognised in profit or loss may not be reversed through profit or loss.

In the impairment test for financial assets carried at amortised cost, we first asses whether objective evidence of impairment exists for items that are individually significant. If this is not the case, and also in the case of individually insignificant items, the impairment test is carried out collectively on the basis of groups of similar financial assets. Assets that are individually assessed for impairment are not included in the collective assessment. The amount of the probable loss is measured as the difference between the carrying amount of the asset or group of assets and the present value of estimated future cash flows. The carrying amount is reduced by this amount, which is recognised as an expense. We generally deduct impairments directly from the items concerned on the assets side, without using a value adjustment account. If, in a subsequent period, the reasons for the impairment cease to apply, the impairment is reversed, with impact on the income statement. The resultant carrying amount may not exceed the original amortised cost.

C Investments for the benefit of life insurance policyholders who bear the investment risk

These are investments for policyholders under unit-linked life insurances. They are measured at fair value. Unrealised gains or losses from changes in fair value are included in the investment result. These are matched by corresponding changes in the technical provisions (equity and liabilities item D), which are taken into account in the underwriting result. The decision to recognise these investments at fair value, with impact on profit or loss, avoids valuation mismatches that would otherwise occur due to different measurement of the corresponding provisions.

D Ceded share of technical provisions

The share of technical provisions for business ceded by us is determined from the respective technical provisions in accordance with the terms of the reinsurance agreements, cf. the notes on equity and liabilities item C. Appropriate allowance is made for credit risk.

E Receivables

Current tax receivables and other receivables are accounted for at face value. Adjustments of value are made if there is objective evidence of impairment, cf. assets item B (Impairment).

F Cash at bank, cheques and cash in hand

Cash and cheques are accounted for at face value.

G Deferred acquisition costs

Deferred acquisition costs comprise commissions and other variable costs directly connected with acquisition or renewal of insurance contracts. In life business and long-term health primary insurance, acquisition costs are capitalised and amortised over the duration of the contracts, either proportionally to the premium income (FAS 60) or proportionally to the respective contracts' expected gross profit margins calculated for the relevant year of the contract term (FAS 97, 120). The allocation of individual contracts to the FASs concerned is shown in the notes on equity and liabilities item C. In determining the amount of amortisation, we take into account an actuarial interest rate and changes resulting from the disposal of contracts from the portfolio. In property-casualty business and short-term health primary insurance, the deferred acquisition costs are amortised on a straight-line basis over the average term of the policies, from one to five years. Deferred acquisition costs are regularly tested for impairment using a liability adequacy test as per IFRS 4; cf. notes on equity and liabilities item C.

H Deferred tax assets

Under IAS 12, deferred tax assets must be recognised in cases where asset items have to be valued lower, or liability items higher, in the consolidated balance sheet than in the tax accounts of the Group company concerned and these differences will be eliminated at a later date with a corresponding effect on taxable income (temporary differences). Also included are tax assets deriving from tax loss carry-forwards. We take into account the tax rates of the countries concerned and the company's respective tax situation; in some cases, for purposes of simplification, we use uniform tax rates for individual circumstances or subsidiaries. Where unrealised losses on securities available for sale are recognised in equity (see notes on asset item B. Investments – Other securities available for sale), the resulting deferred tax assets are recorded but not recognised in income. Deferred tax assets are reversed if a realisation of the corresponding receivable is not probable.

I Other assets

Other assets are generally carried at amortised cost. The owner-occupied property recognised here is accounted for as outlined under the notes on asset item B "Land and buildings". Impairment losses and impairment losses reversed in the Group's owner-occupied property are distributed between the underwriting functional areas.

Equity and liabilities

A Equity

The item **issued capital and capital reserve** contains the amounts that the equity holders of the parent have paid in on shares. The capital reserve is reduced by the externally generated costs directly connected with equity capital measures, after taking into account tax effects.

Under **retained earnings**, we show the profits which consolidated companies have earned and retained since becoming part of the Munich Re Group, and income and expenses resulting from changes in the consolidated group. In addition, the adjustment amount resulting from changes in accounting policies for earlier periods not included in the consolidated financial statements is recognised in the opening balance of the retained earnings for the earliest prior period reported.

Own shares held by Munich Re at the balance sheet date have been deducted directly from retained earnings.

Other reserves contain unrealised gains and losses resulting from the recognition of other securities available for sale at fair value and from investments in unconsolidated affiliated companies and in associates that we do not value at equity. These reserves also include unrealised gains and losses from the valuation of associates at equity, differences resulting from the currency translation of foreign subsidiaries' figures, and the valuation result from the hedging of cash flows. Write-ups of equity investments available for sale are also recognised in this equity item.

Minority interests are accounted for as part of equity in the balance sheet. These are the shares of third parties in the equity of subsidiaries that are not wholly owned directly or indirectly by the parent. Direct minority interests in special funds are recognised under "other liabilities". The portion of net income attributable to minority interests is shown in the consolidated result.

B Subordinated liabilities

Subordinated liabilities are liabilities which, in the event of liquidation or insolvency, are only satisfied after the claims of other creditors. They are measured at amortised cost in accordance with the effective interest method.

C Gross technical provisions

The technical provisions are shown gross in our balance sheet, i.e. without deduction of the share apportionable to business ceded by us; cf. the explanatory remarks on assets item D. The ceded share is calculated and accounted for on the basis of the individual reinsurance agreements. Acquisition costs for insurance contracts are capitalised and amortised over the terms of the contracts, cf. notes on assets item G. We base the measurement of technical provisions on the standards FAS 60, FAS 97 and FAS 120. Credit insurance contracts are accounted for in accordance with the rules of IFRS 4.

Unearned premiums are accrued premiums already written for future risk periods. For primary insurance, these premiums are calculated separately for each insurance policy pro rata temporis; for reinsurance, nominal percentages are used in some cases where the data for a calculation pro rata temporis is not available. The posting of unearned premiums is restricted to short-term underwriting business, i.e. property-casualty business (except long-term accident cover) and parts of health business, in both primary insurance and reinsurance.

The **provision for future policy benefits** in long-term underwriting business is posted for the actuarially calculated value of obligations arising from policyholders' guaranteed entitlements. As well as life insurance, this concerns portions of health and personal accident insurance, insofar as the business is conducted like life insurance. Measurement is usually based on the prospective method, by determining the difference between the present values of future benefits and future premiums. The actuarial assumptions used for their calculation include, in particular, assumptions relating to mortality, disablement and morbidity, as well as assumptions regarding interest-rate development, lapses and costs. These are estimated on a realistic basis at the time the insurance contracts are concluded and they include adequate provision for adverse deviation to make allowance for the risks of change, error and random fluctuations. The actuarial assumptions are adjusted if this is shown to be necessary by a liability adequacy test in accordance with IFRS 4.

The measurement of the provisions for future policy benefits depends on the type of contract, being based either on FAS 60 (life primary insurance without performance-related participation in surplus, health primary insurance and the bulk of reinsurance), on FAS 97 (life primary insurance with limited premium payment, life primary insurance on the universal life model, unit-linked life insurance and life reinsurance for assumed policies based on FAS 97) or on FAS 120 (life primary insurance with performance-related participation in surplus).

For contracts in accordance with FAS 60, the provision for future policy benefits is calculated from the present value of estimated future policy benefits (including claims adjustment expenses) less the present value of future net level premiums. Net level premium is that part of the gross premium that is needed to finance future policy benefits. Life primary insurance contracts with limited premium payment as per FAS 97 are generally valued in the same way as contracts falling under FAS 60. For all other contracts as per FAS 97, an account is kept to which net level premiums and interest earnings are credited and from which risk premiums and administration expenses are debited, not all credits and debits being contractually fixed at the time the contracts are concluded. The provision for future policy benefits for life primary insurance where policyholders bear the investment risk themselves (unit-linked life insurance) is shown separately under equity and liabilities item D. In the case of contracts as per FAS 120, the provision for future policy benefits comprises the net level premium reserve and liabilities for terminal dividends. The net level premium reserve is calculated from the present value of guaranteed policy benefits (including acquired bonuses but excluding claims adjustment expenses) less the present value of future net level premiums. The net level premium is the net premium less the portion of the premium envisaged for covering claims adjustment expenses. The actuarial assumptions are generally the same as those used for premium calculation. The provisions for terminal dividends is built up proportionally with a fixed share of the expected gross profit margins. The same method is used for this as for determining the amortisation of the deferred acquisition costs.

The **provision for outstanding claims** is for payment obligations arising from insurance contracts in primary insurance and reinsurance at the balance sheet date. Part of the provision is for known claims for which individually calculated provisions are posted. Another part is for expenses for claims whose occurrence are not yet known (e.g. because they have not been reported yet or have not yet manifested themselves). A third class of provisions covers claims which are known but whose extent has turned out to be greater than originally foreseen. All these provisions include expenses for internal and external loss adjustment expenses. The provision for outstanding claims is based on estimates: the actual payments may be higher or lower. The amounts posted are the realistically estimated future amounts to be paid; they are calculated on the basis of past experience and assumptions about future developments (e.g. social, economic or technological parameters). Future payment obligations are generally not discounted; exceptions are some provisions for occupational disability pensions and annuities in workers' compensation and other lines of property-casualty business, which we discount. For determining the provision for outstanding claims, the Munich Re Group uses a range of actuarial projection methods, including the chain ladder and the Bornhuetter-Ferguson method. In applying the statistical methods, we regard large exposures separately. The standard actuarial methods we use are applied both to the run-off triangles for the payments and to the run-off triangles for the reported claims, so that we obtain a range of estimates for the ultimate loss. Within this range, a realistic estimated value for the ultimate loss is determined for the balance sheet date. By deducting the payments already made, we arrive at the provision for outstanding claims recognised in balance sheet.

Other technical provisions mainly include the provision for premium refunds in primary insurance and the provision for profit commission in reinsurance. Provisions for premium refunds are posted in life and health primary insurance for obligations involving policyholder bonuses and rebates that have not yet been irrevocably allocated to individual contracts at the balance sheet date. Where these provisions are posted on the basis of national regulations, a retrospective approach is usually taken based on supervisory or individual contract regulations. Besides this, there are provisions for deferred premium refunds, which are posted for the amounts apportionable to policyholders from the valuation differences between IFRS and local GAAP on the basis of the expected future participation quotas. For unrealised gains and losses on investments available for sale, which are recognised directly in equity (see assets item B), the resultant provision for deferred premium refunds is also posted without impact on profit or loss; otherwise, changes in the provision for deferred premium refunds are recognised in the income statement.

All technical provisions are regularly subjected to a liability adequacy test in accordance with IFRS 4. If current experience shows that the provisions posted on the basis of the original assumptions – less the related deferred acquisition costs and the present value of the related premiums – are inadequate to cover the expected future benefits, we adjust the relevant technical provisions with recognition in profit or loss and disclose this under impairment losses/unscheduled changes in the notes to the consolidated balance sheet (see Note 13, Deferred acquisition costs, and Note 20, Provision for future policy benefits). The appropriateness of unearned premiums and of the provision for outstanding claims is assessed in relation to the realistically estimated future amount to be paid. The appropriateness of the provision for future policy benefits is assessed on the basis of realistic estimates of the actuarial assumptions, the proportional investment result and, for contracts with participation in surplus, the future profit sharing.

D Gross technical provisions for life insurance policies where the investment risk is borne by the policyholders

This item encompasses the provision for future policy benefits in life primary insurance where policyholders bear the investment risk themselves (unit-linked life insurance). The value of the provision for future policy benefits essentially corresponds to the market value of the relevant investments shown under assets item C. Besides this, as under the provision for future policy benefits as per FAS 97, they may include additional premium components, cf. the notes on assets item C. Changes in this provision are fully recognised in the underwriting result. Insofar as these changes derive from unrealised gains and losses from alterations in the fair values of the related investments, they are matched by opposite changes of the same amount in the investment result. The decision to recognise these provisions at fair value, with impact on profit or loss, avoids valuation mismatches that would otherwise occur due to different measurement of the corresponding investments. The decision to recognise these provisions at fair value, with impact on profit or loss, avoids valuation mismatches that would otherwise occur due to different measurement of the corresponding investments.

E Other accrued liabilities

This item includes **provisions for post-employment benefits.** The companies in the Munich Re Group generally give commitments to their staff in the form of defined contribution plans or defined benefit plans. The type and amount of the pension obligations are determined by the conditions of the respective pension plan. In general, they are based on the staff member's length of service and salary. Under defined contribution plans, the companies pay fixed contributions to an insurer or a pension fund. This fully covers the companies' obligations. Under defined benefit plans, the staff member is promised a particular level of retirement benefit either by the companies or by a pension fund. The companies' contributions needed to finance this are not fixed in advance. If pension obligations are covered by assets held by a legally separate entity (e.g. a fund or a contractual trust agreement in the form of a two-way trust) – assets that may only be used to cover the pension commitments given and are not accessible to creditors – the pension obligations are shown less the amount of these plan assets. If the fair value of the plan assets exceeds the related outsourced pension obligations, this repayment claim is shown under "other receivables". Pension obligations are recognised in accordance with IAS 19 (Employee Benefits) using the projected unit credit method and based on actuarial studies. The calculation includes not only the pension entitlements and current pensions known on the balance sheet date but also their expected future development.

The interest rate at which the pension obligations are discounted is based on the yields for long-term high-quality bonds (e.g. commercial or government bonds). Actuarial gains or losses from pension obligations and plan assets result from the deviation of actual risk experience from estimated risk experience. They are recognised directly in equity, without impact on profit or loss.

Other provisions are established in the amount of the probable requirement; such amounts are not discounted if the interest-rate effect is insignificant.

F Liabilities

This item comprises bonds and notes issued, deposits retained on ceded business, current tax liabilities, and other liabilities. Financial liabilities are recognised at amortised cost.

Current tax liabilities are posted – without discounting – in accordance with the probable tax payments for the year under review or previous years.

Direct minority interests in special funds are measured at fair value.

G Deferred tax liabilities

Under IAS 12, deferred tax liabilities must be recognised if asset items have to be valued higher, or liabilities items lower, in the consolidated balance sheet than in the tax accounts of the reporting company and these differences will be eliminated at a later date with a corresponding impact on taxable income (temporary differences); cf. notes on assets item H.

Foreign currency translation

Munich Re's presentation currency is the euro (€). The balance sheets of foreign subsidiaries whose national currency is not the euro are translated in accordance with the functional currency principle using the year-end exchange rates, and their income statements using quarterly average exchange rates. Any exchange differences arising in the process are recognised in equity ("other reserves"). Foreign-currency transactions are essentially translated into the Group companies' respective national currencies in accordance with IAS 21. In the case of reinsurance, the principle of currency matching also applies. This means that Group companies which write a significant portion of their business in foreign currency generally safeguard themselves against exchange losses by attempting to match assets and liabilities in the same currency. Where exchange gains or losses occur nevertheless in the translation of foreign-currency transactions into the national currencies of the consolidated companies, they are accounted for under "other income" and "other expenses" respectively. The following table shows the exchange rates of the most important currencies for our business:

Currency translation rates

	Balance sheet									Income statement
Rate for €1	31.12.2007	Prev. year	Q4 2007	Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006
Australian dollar	1.66515	1.67300	1.62891	1.62295	1.62254	1.66693	1.67463	1.68366	1.68371	1.62793
Canadian dollar	1.44300	1.53450	1.42040	1.43712	1.48145	1.53558	1.46882	1.42841	1.41098	1.38917
Pound sterling	0.73445	0.67375	0.70867	0.67997	0.67890	0.67059	0.67323	0.67980	0.68804	0.68640
Rand	9.99215	9.29750	9.80743	9.75928	9.56422	9.48893	9.43203	9.10997	8.12931	7.40214
Swiss franc	1.65525	1.60965	1.66006	1.64788	1.64734	1.61619	1.59306	1.57688	1.56350	1.55929
US dollar	1.46205	1.31865	1.44800	1.37407	1.34828	1.31062	1.28942	1.27441	1.25700	1.20220
Yen	163.3330	157.1240	163.8160	161.9790	162.7890	156.4280	151.8450	148.0810	143.7610	140.5450

Notes to the consolidated balance sheet – Assets

(1) Goodwill

Development of goodwill

€m	2007	Prev. year[1]
Gross carrying amount at 31 Dec. previous year	3,240	3,241
Accumulated impairment losses at 31 Dec. previous year	11	7
Carrying amount at 31 Dec. previous year	3,229	3,234
Changes for adjustments in accordance with IAS 8	–	3
Currency translation differences	–94	–125
Additions	59	121
Reductions	48	–
Impairment losses	11	4
Carrying amount at 31 Dec. financial year	3,135	3,229
Accumulated impairment losses at 31 Dec. financial year	22	11
Gross carrying amount at 31 Dec. financial year	3,157	3,240

[1] Adjusted pursuant to IAS 8.

The goodwill results mainly from the acquisition of Munich Re America in November 1996 and from the acquisition of the additional shares in the ERGO Insurance Group in 2001 and 2002. The additions of €59m derive mainly from our acquisition of shareholdings in the Bell & Clements Group, Cairnstone Inc. and Allfinanz, which we describe in detail in our notes on the consolidated companies.

Impairment test for the main items of goodwill

For the purpose of impairment testing, IFRS 3 in conjunction with IAS 36 requires that the goodwill be allocated to the cash-generating units expected to derive benefit (in the form of cash flows) from the business combination. To ascertain whether there is any impairment, the carrying amount (including allocated goodwill) of a cash-generating unit is compared with that unit's recoverable amount. The recoverable amount is the higher of
- its fair value less costs to sell and
- its value in use (present value of the future cash flows expected to be derived from a cash-generating unit). The future cash flows used for determining the value in use are based on management's most recent financial plans/forecasts. Beyond the period covered by these financial plans/forecasts, the future cash flows are estimated by extrapolating the prognoses on which the financial plans/forecasts are based, applying constant growth rates for the subsequent years.

The goodwill from the acquisition of Munich Re America (carrying amount of €944m) and from the acquisition of shares in the ERGO Insurance Group (carrying amount of €1,754m) was allocated to the cash generating units "reinsurance property-casualty segment" and "ERGO" respectively. The recoverable amount of these units was determined on the basis of the value in use. During the financial year 2007, the impairment test did not give rise to any need for write-downs of goodwill for these cash-generating units.

Main assumptions for calculating the cash-generating units' value in use

The impairment test for the goodwill from the acquisition of Munich Re America and from the acquisition of ERGO was carried out on the basis of the current cash flow plans at the time of testing in the third quarter.

Underlying assumptions for the cash flow prognoses at the time of the impairment test

	Reinsurance property-casualty segment	ERGO
Significant assumptions regarding cash flow planning (at the time of the planning)	In the detailed planning phase, we expect slightly rising premium income with a marginal decrease in claims expenditure and loss ratios. Our general assumption was that there will be moderate upward movement on the equity markets, with interest-rate levels falling slightly in Europe and rising slightly in the USA.	For the detailed planning, moderate growth in results is expected on average. Our general assumption was that there will be moderate upward movement on the equity markets and a slight decrease in interest-rate levels in Europe.
Detailed cash flow planning on the basis of financial plans/forecasts	3 years	3 years
Growth rate used for extrapolating beyond the flow planning based on financial plans/forecasts	0–1.5% 1.5% as maximum growth factor as per Circular 2108/2003 of the German Insurance Association	
Discount rate	10–12% The discount rate has been determined in the form of the weighted average cost of capital, using the Capital Asset Pricing Model (CAPM). The discount rate is calculated from a risk-free basic interest rate plus a risk loading and the market interest rate for borrowing, taking into account the capital structure. To derive the capital cost components (risk loading, capital structure), a peer group of international insurers and reinsurers is used, in accordance with IAS 36. The derivation of the risk-free basic interest rate and the borrowing costs is based on market data. It is a pre-tax calculation. A reconciliation to Munich Re's cost of capital after tax is not possible.	8–9%

(2) Other intangible assets

Development of other intangible assets

€m	Software	Purchased insurance portfolios	Other	2007	Prev. year
Gross carrying amount at 31 Dec. previous year	903	1,099	383	2,385	2,238
Accumulated amortisation and accumulated impairment losses at 31 Dec. previous year	550	537	243	1,330	1,202
Carrying amount at 31 Dec. previous year	353	562	140	1,055	1,036
Currency translation differences	–	–9	2	–7	–7
Change in consolidated group	26	–	130	156	96
Additions	86	17	22	125	81
Disposals	8	–	5	13	6
Impairment losses reversed	–	–	–	–	–
Depreciation and impairment losses					
Depreciation	108	32	32	172	143
Impairment losses	1	1	–	2	2
Carrying amount at 31 Dec. financial year	348	537	257	1,142	1,055
Accumulated amortisation and accumulated impairment losses at 31 Dec. financial year	669	576	329	1,574	1,330
Gross carrying amount at 31 Dec. financial year	1,017	1,113	586	2,716	2,385

The figures shown under acquired insurance portfolios include amortised carrying amounts of €368m resulting from the assumption of CNA Financial Corporation's life reinsurance business and the acquisition of additional shares in the ERGO Insurance Group. The "changes in consolidated group" comprise additions resulting from company acquisitions; detailed information on this is provided in the notes on consolidated companies on page 174. The impairment losses are distributed between the different Group segments as follows: in primary insurance, €1m (2m) is apportionable to life and health and €1m (–) to property-casualty. The remaining other intangible assets include land rights amounting to €1m (2m). Assets pledged as security and other restrictions on title amount to €3m (2m). Commitments to acquire other intangible assets total €1m (2m). Costs of €24m (103m) for research and development incurred in connection with software projects were not capitalised but recognised as expenses.

(3) Land and buildings, including buildings on third-party land

Development of investments in land and buildings, including buildings on third-party land

€m	2007	Prev. year
Gross carrying amount at 31 Dec. previous year	5,611	7,018
Accumulated depreciation and accumulated impairment losses at 31 Dec. previous year	891	1,220
Carrying amount at 31 Dec. previous year	4,720	5,798
Currency translation differences	1	–7
Change in consolidated group	–	3
Additions	45	96
Disposals	936	983
Impairment losses reversed	24	30
Depreciation and impairment losses		
Depreciation	99	117
Impairment losses	75	45
Reclassification	73	-55
Carrying amount at 31 Dec. financial year	3,753	4,720
Accumulated depreciation and accumulated impairment losses at 31 Dec. financial year	645	891
Gross carrying amount at 31 Dec. financial year	4,398	5,611

The impairment losses largely result from market value adjustments of €27m and €20m respectively in special funds of Victoria Lebenversicherungs AG and Hamburg-Mannheimer Versicherungs-AG. They are distributed between the different Group segments as follows: in reinsurance, €2m (–) is apportionable to life and health and €4m (1m) to property-casualty; in primary insurance, €62m (44m) is apportionable to life and health; €7m (–) is assignable to asset management.

Of the carrying amount of €3,753m at 31 December in the financial year, €78m (1,164m) concerns owner-occupied property classified as "held for sale"; cf. (16) Non-current assets and disposal groups held for sale.

Property pledged as security and other restrictions on title amount to €512m (556m). Expenditures recognised in the carrying amount for assets in the course of construction total €109m (60m) at the balance sheet date, and contractual commitments to acquire property amount to €53m (32m).

The fair value of investment property at the balance sheet date amounted to €5,013m (6,287m). Of this, €106m (1,714m) concerns investment property classified as "held for sale" . The valuation is performed for each site individually as at 31 December 2007 except where valuation units are formed. Calculations are carried out mainly by valuers within the Group but in individual cases also by external valuers. Material for the valuation is determining the sustainability of cash inflows and outflows, taking into account the market conditions at the respective property location. The fair value is determined individually per item by discounting the future cash flow to the valuation date. Depending on the type of property, discount rates of 3.0% to 6.5% are used for residential buildings, of 4.0% to 9.5% for office buildings, and of 4.5% to 10.0% for retail.

(4) Investments in affiliated companies and associates

Breakdown of investments in affiliated companies and associates

€m	31.12.2007	Prev. year
Affiliated companies recognised at fair value	216	178
Associates valued at equity	940	1,106
Associates recognised at fair value	12	19
Total	**1,168**	**1,303**

The fair value of investments in associates valued at equity amounted to €1,277m (1,408m) at the balance sheet date. In the financial year, shares of losses of associates amounting to €0.3m (–) were not recognised in the balance sheet. Altogether, the losses not recognised in the balance sheet total €0.3m (–). An overview of the most important shareholdings is provided on page 249 f.

(5) Loans

Breakdown of loans

€m	31.12.2007	Prev. year
Mortgage loans	4,680	4,779
Loans and advance payments on insurance policies	609	603
Other loans	30,213	24,146
Total	**35,502**	**29,528**

The fair value of the loans at the balance sheet date amounted to €34,179m (29,312m).

Contractual period to maturity

	Carrying amounts	
€m	31.12.2007	Prev. year
Up to one year	1,090	1,192
Over one year and up to two years	795	830
Over two years and up to three years	1,029	1,190
Over three years and up to four years	2,067	1,025
Over four years and up to five years	1,798	2,089
Over five years and up to ten years	13,979	11,289
Over ten years	14,744	11,913
Total	**35,502**	**29,528**

Rating of "other loans" according to carrying amounts

€m	31.12.2007	Prev. year
AAA	14,714	5,907
AA	9,760	15,496
A	5,077	1,797
BBB or lower	172	310
No rating	490	636
Total	30,213	24,146

The rating categories are based on those of the leading international rating agencies. The carrying amount of the loans represents the maximum credit exposure at the balance sheet date. Virtually no credit risk exists in respect of the mortgage loans or the loans and advance payments on insurance policies.

(6) Other securities held to maturity

Breakdown of other securities held to maturity

	Carrying amounts		Fair values	
€m	31.12.2007	Prev. year	31.12.2007	Prev. year
Government bonds	7	10	7	10
Debt securities of banks	193	242	193	247
Total	200	252	200	257

Contractual period to maturity

	Carrying amounts		Fair values	
€m	31.12.2007	Prev. year	31.12.2007	Prev. year
Up to one year	53	40	53	40
Over one year and up to two years	39	56	39	58
Over two years and up to three years	38	40	39	41
Over three years and up to four years	47	39	46	40
Over four years and up to five years	7	48	7	48
Over five years and up to ten years	16	29	16	30
Total	200	252	200	257

Rating according to carrying amounts

€m	31.12.2007	Prev. year
AAA	7	9
AA	23	28
A	157	143
BBB or lower	1	1
No rating	12	71
Total	200	252

The rating categories are based on those of the leading international rating agencies. The carrying amount of the securities represents the maximum exposure to credit risk at the balance sheet date.

(7) Other securities available for sale

Breakdown of other securities available for sale

	Carrying amounts		Unrealised gains/losses		Amortised cost	
€m	31.12.2007	Prev. year	31.12.2007	Prev. year	31.12.2007	Prev. year
Fixed-interest securities						
Government bonds						
Germany	10,292	10,576	–103	5	10,395	10,571
Rest of EU	18,099	16,382	–31	–20	18,130	16,402
USA	9,829	5,157	199	–27	9,630	5,184
Other	5,212	4,784	378	368	4,834	4,416
Corporate debt securities[1]	38,657	34,202	–412	299	39,069	33,903
Other[1]	12,496	25,780	–34	167	12,530	25,613
	94,585	**96,881**	**–3**	**792**	**94,588**	**96,089**
Non-fixed-interest securities						
Shares	22,071	23,268	6,308	7,992	15,763	15,276
Investment funds						
Equity funds	823	1,257	262	434	561	823
Bond funds	413	491	24	16	389	475
Real estate funds	532	457	19	5	513	452
Other	610	561	70	48	540	513
	24,449	**26,034**	**6,683**	**8,495**	**17,766**	**17,539**
Total	119,034	**122,915**	6,680	**9,287**	112,354	**113,628**

[1] Adjustment of previous year's figures due to reclassification of mortgage-backed securities from "other" to "corporate debt securities".

Items pledged as security and other restrictions on title amount to €11,604m (11,502m). Some €1,467m (2,671m) of the securities shown are loaned to third parties. These securities continue to be recognised in our balance sheet, as the main resultant risks and rewards remain with Munich Re. Of the €6,680m (9,287m) in unrealised gains and losses, €4,980m (6,108m) has been posted in equity (other reserves), after deduction of provisions for deferred premium refunds, deferred taxes, minority interests and consolidation effects.

Disposal proceeds in the financial year

€m	31.12.2007	Prev. year
Fixed-interest securities	71,490	71,578
Non-fixed-interest securities		
Quoted	23,297	23,938
Unquoted	459	823
Total	95,246	**96,339**

Realised gains and losses

€m	31.12.2007	Prev. year
Gains on disposal	3,736	3,397
Fixed-interest securities	321	283
Non-fixed-interest securities	3,415	3,114
Losses on disposal	1,430	842
Fixed-interest securities	987	444
Non-fixed-interest securities	443	398
Total	2,306	**2,555**

Contractual period to maturity of fixed-interest securities

		Carrying amounts		Amortised cost	
	€m	31.12.2007	Prev. year	31.12.2007	Prev. year
Up to one year		10,927	8,122	10,943	8,030
Over one year and up to two years		10,595	7,120	10,616	7,040
Over two years and up to three years		8,845	8,964	8,853	8,706
Over three years and up to four years		6,598	6,580	6,631	6,583
Over four years and up to five years		8,438	7,552	8,470	7,411
Over five years and up to ten years		27,271	31,307	27,408	30,586
Over ten years		21,911	27,236	21,667	27,733
Total		**94,585**	**96,881**	**94,588**	**96,089**

Rating of fixed-interest securities according to fair values

	€m	31.12.2007	Prev. year
AAA		66,763	59,122
AA		14,187	18,436
A		9,832	13,860
BBB		2,767	4,100
Lower		683	479
No rating		353	884
Total		**94,585**	**96,881**

The rating categories are based on those of the leading international rating agencies. The carrying amount of the securities represents the maximum exposure to credit exposure at the balance sheet date.

(8) Other securities held for trading

The securities held for trading include fixed-interest securities totalling €722m (836m), non-fixed-interest securities totalling €15m (13m), and derivatives held for trading amounting to €543m (494m).

Rating of fixed-interest securities according to fair values

	€m	31.12.2007	Prev. year
AAA		547	571
AA		107	151
A		53	88
BBB		-	-
Lower		-	-
No rating		15	26
Total		**722**	**836**

The rating categories are based on those of the leading international rating agencies. The carrying amount of the securities represents the maximum exposure to credit risk at the balance sheet date.

Derivatives are used by Munich Re to hedge against currency, interest-rate and other market-price risks. This is done at the Group companies within the framework of individual supervisory regulations and additional internal company directives. The risk of default is practically non-existent in the case of products traded on the stock exchange. Over-the-counter products, on the other hand, harbour a theoretical risk in the amount of the replacement costs. Therefore, in the Munich Re Group, only top-quality counterparties are selected for such transactions.

Disclosure of derivatives by balance sheet item

€m				
Fair value	Qualifying for hedge accounting	Balance sheet item	31.12.2007	Prev. year
Positive	No	Investments, other securities held for trading	543	494
	Yes	Other assets	230	16
Negative	No Yes	Liabilities, other liabilities	–482	–238
Total			272	

The following table shows the fair values and the related notional principal amounts of all our open positions, broken down according to risk types. Positive and negative fair values have been netted. At 31 December 2007, the open positions amounted to €291m (272m), i.e. less than 0.1% (0.1%) of the balance sheet total.

Open positions

€m								
Periods to maturity in years	<1	1–2	2–3	3–4	4–5	>5	31.12.2007	Prev. year
Interest-rate risks								
Traded on the stock exchange								
Fair values	–	–	–	–	–	–	–	–1
Notional principal amounts	1,021	–	–	–	–	–	1,021	463
Over-the-counter								
Fair values	–	5	6	11	15	–13	24	154
Notional principal amounts	2,401	4,859	2,170	2,183	2,726	12,809	27,148	19,096
Total interest-rate risks								
Fair values	–	5	6	11	15	–13	24	153
Notional principal amounts	3,422	4,859	2,170	2,183	2,726	12,809	28,169	19,559
Currency risks								
Over-the-counter								
Fair values	90	–	–	–	–2	4	92	10
Notional principal amounts	10,661	–	–	–	356	244	11,261	5,373
Equity and index risks								
Traded on the stock exchange								
Fair values	–20	55	–	–	–	–	35	45
Notional principal amounts	8,620	860	–	–	–	–	9,480	1,856
Over-the-counter								
Fair values	81	32	28	–	36	26	203	62
Notional principal amounts	4,310	754	100	–	140	98	5,402	1,808
Total equity and index risks								
Fair values	61	87	28	–	36	26	238	107
Notional principal amounts	12,930	1,614	100	–	140	98	14,882	3,664
Credit risks								
Over-the-counter								
Fair values	1	–	–	–	–1	–63	–63	–
Notional principal amounts	11	–	12	–	10	89	122	263
Weather risks								
Over-the-counter								
Fair values	1	–	–	–6	2	–	–3	1
Notional principal amounts	99	110	68	111	373	–	761	226
Commodity risks								
Over-the-counter								
Fair values	1	–	–	–	–	–	1	–
Notional principal amounts	55	–	–	–	–	–	55	–
Other risks								
Over-the-counter								
Fair values	–	–	–	–	–	2	2	1
Notional principal amounts	–	–	–	–	–	10	10	8
Total of all risks								
Fair values	**154**	**92**	**34**	**5**	**50**	**–44**	**291**	**272**
Notional principal amounts	**27,178**	**6,583**	**2,350**	**2,294**	**3,605**	**13,250**	**55,260**	**29,093**

Interest-rate risks in life insurance have been hedged using swaptions. These options to receive a fixed-interest rate are shown in the category "interest-rate risks/over-the-counter". At the reporting date, the fair values of the swaptions totalled €72m (160m), and the underlying notional principal amounts €19,977m (16,933m). The investment result from derivatives includes a loss of €95m (297m) from fluctuations in value of these options.

Although the derivatives in the Munich Re Group essentially serve to hedge against risks, only an amount of €95m (–18m) meets the requirements of IAS 39 for hedge accounting.

IAS 39 distinguishes between fair value hedges and cash flow hedges.

Fair value hedges

In the case of fair value hedges, the change in the fair value of the hedging instrument and the change in the fair value of the hedged instrument are generally recognised in profit or loss under the items "investment income" and "investment expenses" in the income statement. With Munich Reinsurance Company's hedged subordinated bond, this information is shown under finance costs. In the Munich Re Group, hedging relationships in the form of fair value hedges are used to selectively and efficiently reduce currency risks of parts of the portfolio and to mitigate interest-rate and other market-price risks. The main types of transaction employed for hedging are currency forwards and options. The fair value of the derivatives used for this amounted to €96m (–33m) at the balance sheet date. In 2007, the following changes in value were recognised in the consolidated income statement: –€119m for the hedging instruments and €60m for the relevant underlyings.

Cash flow hedges

Cash flow hedges play a role in countering fluctuations that may be caused, for example, by variable interest payments. In the Munich Re Group, cash flow hedges are used chiefly to hedge against interest-rate risks, with interest-rate swaps the main instruments employed. Changes in the fair value of the hedging instrument are recognised directly in equity for this purpose. Only when the actual cash inflow or outflow takes place, as a result of the hedged circumstance, is the relevant equity item reversed with recognition in profit or loss.

The change in fair value of the hedging instrument assignable to the ineffective portion of the hedging is negligible.

At the balance sheet date, there is an equity item of – (€14m) from cash flow hedges. The net fair value of the derivatives falling into this category amounted to –€1m (€15m) at the balance sheet date.

Periods to maturity and amount of the hedged cash flows at the balance sheet date

€m	<1 year	1–2 years	2–3 years	3–4 years	4–5 years	>5 years	31.12.2007	Prev. year
Notional principal amounts of hedged transactions	10	135	–	–	–	250	395	566

(9) Deposits retained on assumed reinsurance

Deposits retained on assumed reinsurance serve directly as collateral for technical provisions covering business assumed from cedants in reinsurance. The counterparty risk is therefore limited. The amount of and changes in deposits retained on assumed reinsurance in the balance sheet year generally derive from the values for the changes in the related technical provisions for the reinsured business.

(10) Other investments

This item includes deposits with banks totalling €4,833m (3,060m). The carrying amount of these deposits represents the maximum credit exposure at the balance sheet date.

(11) Ceded share of technical provisions

Ceded share of technical provisions

	Reinsurance				Primary insurance				Total	
	Life and health		Property-casualty		Life and health		Property-casualty			
€m[1]	31.12.2007	Prev. year	31.12.2007	Prev. year	31.12.2007	Prev. year	31.12.2007	Prev. year	31.12.2007	Prev. year
Unearned premiums	3	4	225	333	–	–	87	87	315	424
Provision for future policy benefits	552	466	–	–	1,450	1,355	–	–	2,002	1,821
Provision for outstanding claims	180	327	2,741	3,482	10	10	289	424	3,220	4,243
Other technical provisions	26	44	58	57	–	–	5	4	89	105
Total	761	841	3,024	3,872	1,460	1,365	381	515	5,626	6,593

[1] After elimination of intra-Group transactions across segments.

Details of the ceded share of technical provisions are shown in Notes (19), (20), (21), (22) and (39).

(12) Other receivables

Breakdown of other receivables

€m	31.12.2007	Prev. year
Amounts receivable on primary insurance business	1,331	1,111
Accounts receivable on reinsurance business	3,260	3,896
Interest and rent	2,457	2,332
Miscellaneous receivables	1,588	776
Total	8,636	8,115

€601m (483m) of the amounts receivable on primary insurance business is apportionable to receivables from insurance agents. The miscellaneous receivables contain receivables of €244m (243m) resulting from reinsurance contracts without significant risk transfer, which do not fall within the scope of IFRS 4. The carrying amount of the receivables represents the maximum credit exposure at the balance sheet date. Reference is made to the risk report for information on the risks from defaults on receivables from underwriting business.

Contractual period to maturity

		Carrying amounts	
	€m	31.12.2007	Prev. year
Up to one year		8,340	7,656
Over one year and up to two years		51	68
Over two years and up to three years		28	30
Over three years and up to four years		26	317
Over four years and up to five years		29	3
Over five years and up to ten years		141	18
Over ten years		21	23
Total		8,636	**8,115**

(13) Deferred acquisition costs

Deferred acquisition costs

	Reinsurance				Primary insurance				Total	
	Life and health		Property-casualty		Life and health		Property-casualty			
€m[1]	31.12.2007	Prev. year	31.12.2007	Prev. year	31.12.2007	Prev. year	31.12.2007	Prev. year	31.12.2007	Prev. year
Gross	1,749	1,811	887	916	5,219	5,071	533	500	8,388	8,298
Ceded share	23	31	60	77	–13	–13	16	13	86	108
Net	1,726	**1,780**	827	**839**	5,232	**5,084**	517	**487**	8,302	**8,190**

[1] After elimination of intra-Group transactions across segments.

Development of gross deferred acquisition costs

	Reinsurance		Primary insurance		Total	
	Life and health	Property-casualty	Life and health	Property-casualty		
€m[1]	2007	2007	2007	2007	2007	Prev. year
Status at 31 Dec. previous year	1,811	916	5,071	500	8,298	8,222
Currency translation differences	–61	–46	1	1	–105	–110
Change in consolidated group/Other	–	–	–21	–	–21	59
New deferred acquisition costs	321	873	608	239	2,041	1,926
Changes						
Amortisation	–322	–856	–456	–210	–1,844	–1,861
Impairment losses	–	–	16	3	19	62
Status at 31 Dec. financial year	**1,749**	**887**	**5,219**	**533**	8,388	**8,298**

[1] After elimination of intra-Group transactions across segments.

Amortisation includes accrued interest as well as write-downs.The impairment losses comprise write-ups and write-downs stemming from changes in the assumptions underlying the calculations, which require a retrospective adjustment in the measurement.

(14) Deferred tax

Deferred tax

		31.12.2007		Prev. year[1]	
	€m	Assets	Liabilities	Assets	Liabilities
Losses carried forward		752	–	1,228	–
Intangible assets		8	208	11	243
Investment property		54	137	68	221
Investments (other than investment property)		1,165	1,716	1,334	2,185
Technical provisions		1,947	1,279	2,057	1,381
Pension provisions		234	1	311	1
Claims equalisation provisions		–	2,879	–	3,296
Other		459	875	359	815
Total		4,619	7,095	**5,368**	**8,142**

[1] Adjusted pursuant to IAS 8.

Of the carrying amount of deferred tax assets totalling €4,619m at 31 December 2007, €3m (16m) concerns disposal groups held for sale. Of the carrying amount of deferred tax liabilities totalling €7,095m, €1m (65m) relates to such disposal groups; cf. (16) Non-current assets and disposal groups held for sale.

(15) Other assets

These mainly comprise owner-occupied property totalling €2,238m (2,534m), plant and equipment and inventories totalling €282m (335m), deferred expenses from the conclusion of insurance contracts amounting to €37m (60m), and other deferred items of €93m (82m).

Development of owner-occupied property

€m	31.12.2007	Prev. year
Gross carrying amount at 31 Dec. previous year	3,284	3,416
Accumulated depreciation and accumulated impairment losses at 31 Dec. previous year	750	736
Carrying amount at 31 Dec. previous year	2,534	2,680
Currency translation differences	–11	–10
Change in consolidated group	8	1
Additions	65	20
Disposals	188	108
Impairment losses reversed	4	18
Depreciation and impairment losses		
Depreciation	50	57
Impairment losses	48	65
Reclassification	–76	55
Carrying amount at 31 Dec. financial year	2,238	2,534
Accumulated amortisation and accumulated impairment losses at 31 Dec. financial year	721	750
Gross carrying amount at 31 Dec. financial year	2,959	3,284

The impairment losses for owner-occupied property are mainly due to market value adjustments of €21m at D.A.S. GbR.

The impairment losses are distributed between the different Group segments as follows: in reinsurance, €3m (5m) is apportionable to life and health and €5m (10m) to property-casualty; in primary insurance, the impairment losses amount to €19m (40m) in life and health and €21m (10m) in property-casualty.

Of the carrying amount of €2,238m for owner-occupied property at 31 December in the financial year, – (€66m) concerns owner-occupied property classified as "held for sale"; cf. (16) Non-current assets and disposal groups held for sale.

The fair value of the property at the balance sheet date amounted to €2,534m (2,790m). The expenditures recognised in the carrying amount for assets in the course of construction totalled €15m (7m) for property and €13m (11m) for plant and equipment at the balance sheet date. Commitments to acquire property totalled €24m (1m) at the balance sheet date and commitments to acquire plant and equipment €6m (10m).

(16) Non-current assets and disposal groups held for sale

In 2006, the Munich Re Group resolved to sell its majority stake in the closed-end property fund OIK Mediclin. With the onset of the subprime mortgage crisis in the USA, however, a significant alteration in the investment behaviour of potentially interested parties was observable, so that a sale was considered no longer attractive under the given conditions. At the time the sales activities were terminated, expenditure of under €1m had accrued from continuing operations.

The carrying amount of the property portfolio of HGE Haus- und Grundbesitzgesellschaft Elsterwerda mbH (belonging to Ideenkapital) classified under disposal groups in the second quarter of 2007 was reduced by €6.4m as at 31 December in order to sell it without a loss in the financial year 2008. These items are recognised at the reporting date as "held for sale" with a carrying amount of €16m.

Ownership of German property with a carrying value of €325m first classified as "held for sale" in the third quarter of 2007 was transferred in the period September to December 2007. These items are therefore no longer recognised at the reporting date.

In the case of the hotels with a book value of €55m first classified in disposal groups as "held for sale" in the third quarter of 2007, we currently expect ownership to be transferred in the first half of 2008. Subsequent valuation of these assets at the reporting date gave rise to write-downs of €10m.

In addition, part of the investment property first classified as "held for sale" in the first quarter of 2007 is still recognised in the consolidated balance sheet at the reporting date with a carrying amount of €6m. Here, too, we expect ownership to be transferred in the first half of 2008. Subsequent valuation of these assets at the reporting date did not give rise to any recognised income or expense either.

In the fourth quarter of 2007, the Munich Re Group classified as "held for sale" its minority holding in the US company Health Dialog Services Corporation (Health Dialog) with a book value of €34m. Health Dialog is a specialist firm for the holistic management of chronic diseases. Ownership of the holding will probably be transferred to the acquirer in the first quarter of 2008.

Besides this, we decided in the fourth quarter of 2007 to sell our stake in MPE Hotel I L.L.C, New York, which is an indirect owner of real estate in the USA. The shares are being offered to potential investors. This shareholding, which is valued at equity, and the portion of the provision for deferred premium refunds relating to it, have been classified in a disposal group as "held for sale". Neither the first-time valuation of the disposal group at the time of classification nor its subsequent valuation at the balance sheet date gave rise to any recognised income or expense. We expect to sell the shareholding in the financial year 2008.

Balance sheet items relating to disposal groups at the reporting date

€m	31.12.2007	Prev. year[1]
Assets		
B. Investments		
I. Land and buildings, including buildings on third-party land	3,753	4,720
Thereof: Investment property held for sale	78	1,164
H. Deferred tax assets	4,619	5,368
Thereof: Deferred tax liabilities relating to disposal groups	3	16
I. Other assets	3,383	3,541
Thereof: Owner-occupied property held for sale	–	66
Total assets relating to disposal groups	**81**	**1,246**
Equity and liabilities		
C. Gross technical provisions		
IV. Other technical provisions	10,536	10,929
Thereof: Provision for deferred premium refunds relating to disposal groups	–172	–169
F. Liabilities		
IV. Other liabilities	10,762	9,805
Thereof: Amounts due to banks relating to disposal groups	19	231
G. Deferred tax liabilities	7,095	8,142
Thereof: Deferred tax liabilities relating to disposal groups	1	65
Total liabilities relating to disposal groups	**–152**	**127**

[1] Adjusted pursuant to IAS 8.

The allocation of the disposal groups between the segments life and health, property-casualty and asset management is disclosed in the segment reporting.

Notes to the consolidated balance sheet – Equity and liabilities

(17) Equity

The total share capital of €587,725,396.48 at 31 December 2007 is divided into 217,888,670 registered no-par-value shares, each fully paid up and entitled to one vote. By resolution of the Annual General Meeting on 19 April 2006, Munich Re was authorised to buy back shares amounting to a maximum of 10% of the share capital up to 18 October 2007. The Annual General Meeting on 26 April 2007 renewed this resolution, thereby authorising the Board of Management to buy back shares amounting to a maximum of 10% of the share capital up to 25 October 2008. The number of shares in circulation developed as follows:

Development of shares in circulation

Number of shares	2007	Prev. year
Status at 31 Dec. previous year	225,616,173	228,007,663
Additions		
Issue of employee shares	14,340	14,648
Reductions		
Acquisition of shares for retirement (share buy-back programme, including exercise of put options)	17,734,943	2,036,061
Acquisition of shares to issue to employees	14,564	14,518
Acquisition of shares to safeguard stock appreciation rights under long-term incentive plans	56,935	355,559
Status at 31 Dec. financial year	**207,824,071**	**225,616,173**

On 31 December 2007, a total of 10,064,599 Munich Re shares with a calculated nominal value of €27,148m were held by Group companies. This represents 4.62% of the share capital.

On 7 November 2006, Munich Re's Board of Management decided on a share buy-back programme, thus availing itself of the authorisation granted by the Annual General Meeting on 19 April 2006, in accordance with Section 71 para. 1 item 8 of the German Stock Companies Act. In the period from 8 November 2006 to 22 February 2007, 8,040,818 Munich Re shares were acquired via the stock exchange. The shares were then retired in a simplified process as at 17 April 2007, without reducing the share capital, by adjusting the proportion of the Company's share capital represented by each of the remaining no-par-value shares. On 4 May 2007, Munich Re's Board of Management decided on a further share buy-back programme, thus availing itself of the authorisation granted by the Annual General Meeting on 26 April 2007, in accordance with Section 71 para. 1 item 8 of the German Stock Companies Act. The share buy-back was restricted to a total purchase price (excluding incidental expenses) of €2bn. There was also the possibility, within the framework of the authorisation granted by the Annual General Meeting on 26 April 2007, to buy back shares using derivatives. In the period from 10 May 2007 to 31 December 2007, including the exercise of put options (= 366,666 shares), a total of 11,730,186 shares were acquired at an average price of €132.41. A portion of the repurchased shares (3,650,745) were then retired in a simplified process as at 26 June 2007. The share buy-back was successfully concluded on 23 January 2008. Altogether, 15,135,611 shares were acquired at an average price of €131.96.

For the employee share programme set up by Munich Reinsurance Company in 2007, 12,000 shares were acquired at an average price of €130.44, of which 11,776 shares were purchased by staff at an average price of €98.70 per share. 224 shares remain in the portfolio.

For the employee share programme set up by Europäische Reiseversicherung AG in 2007, 555 shares were acquired at an average price of €138.13 and purchased by staff at an average price of €98.70 per share. No shares remain in the portfolio.

For the employee share programme set up by MEAG MUNICH ERGO Asset-Management GmbH in 2007, 2,009 shares were purchased at an average price of €134.84, which staff acquired at a price of €98.70 each. No shares remain in the portfolio.

In addition, one subsidiary holds 1,556,358 shares to safeguard stock appreciation rights granted to the Board of Management and top Munich Re executives since 1999. In 2007, a total of 150,000 shares were acquired for these programmes at an average price of €137.90 and 57,220 shares were sold at an average price of €129.92.

In the financial year 2007, companies of the ERGO Insurance Group acquired 6,660 shares at an average price of €135.06 each to cover future commitments from the long-term incentive plans launched since 2002 and sold 61,612 shares at a price of €132.71 each. Together with the remaining Munich Re shares acquired to safeguard the stock appreciation rights granted in 2002–2006, the ERGO Insurance Group had a total portfolio of 322,556 shares at 31 December 2007.

Europäische Reiseversicherung AG acquired no further Munich Re shares in 2007 to safeguard its long-term incentive plans. At 31 December 2007, there were no shares remaining in the portfolio.

MEAG MUNICH ERGO AssetManagement GmbH acquired 20,991 shares at €134.84 each and sold 1,882 shares at an average price of €126.68 in the financial year 2007 to safeguard obligations from its long-term incentive plan and thus has a portfolio of 106,020 Munich Re shares.

The acquisition costs of all Munich Re shares in the possession of Group companies at the end of the financial year totalled €1,265,321,102.67.

Composition of the capital authorised for capital increases

€m	31.12.2007
Authorised Capital Increase 2004 (until 25 May 2009)	280
Authorised Capital Increase 2006 (until 18 April 2011)	5
Total	285

Composition of contingent capital

€m	31.12.2007
To safeguard subscription rights from exercise of warrants (Contingent Capital Increase 2003 I)	35
To safeguard conversion rights or subscription rights from convertible bonds or bonds with warrants (Contingent Capital Increase 2005)	100
Total	135

Composition of equity

€m	31.12.2007	Prev. year[1]
Issued capital	588	588
Capital reserve	6,800	6,800
Retained earnings	9,781	9,400
Other reserves	3,934	5,629
Consolidated result attributable to Munich Re equity holders	3,854	3,425
Minority interests	501	478
Total equity	**25,458**	**26,320**

[1] Adjusted pursuant to IAS 8.

The equity capital contains equalisation reserves of €6,118m (4,915m).

Retained earnings were reduced by €31m due to adjustments under IAS 8. Details are given in the section "Changes in accounting policies".

The "other reserves" include –€1,161m (–626m) from currency translation and – (€14m) resulting from valuation of cash flow hedges. In addition, "other reserves" contains unrealised gains and losses distributed between the different items as follows:

Unrealised gains and losses

€m	31.12.2007	Prev. year[1]
Unconsolidated affiliated companies and associates not valued at equity	67	85
Associates valued at equity	57	70
Other securities available for sale		
Fixed-interest	–3	792
Non-fixed-interest	6,683	8,495
Less		
Provision for deferred premium refunds recognised in equity	1,362	2,733
Deferred taxes recognised in equity	324	415
Minority interests	28	68
Consolidation and currency translation effects	–5	–15
Total	**5,095**	**6,241**

[1] Adjusted pursuant to IAS 8.

Minority interests

€m	31.12.2007	Prev. year[1]
Unrealised gains and losses	28	69
Consolidated result	77	79
Other equity	396	330
Total	**501**	**478**

[1] Adjusted pursuant to IAS 8.

These are mainly minority interests in the ERGO Insurance Group. We disclose direct minority interests in special funds under "other liabilities". Information on capital management is provided in the management report on page 101.

(18) Subordinated liabilities

Breakdown of subordinated liabilities

€m	31.12.2007	Prev. year
Munich Reinsurance Company, Munich[1], 6.75%, €3,000m, Bonds 2003/2023[2]	2,980	2,977
Munich Reinsurance Company, Munich[1], 7.625%, £300m, Bonds 2003/2028[2]	405	442
Munich Reinsurance Company, Munich, 5.767%, €1,500m, Bonds 2007/perpetual[2]	1,492	–
Total	**4,877**	**3,419**

[1] Until change of issuer on 13 December 2007, Munich Re Finance B.V., Amsterdam.
[2] Until maturity of the bonds from 2003 and the first possible call date of the bonds from 2007, annual outflows of liquidity occur for the interest payments of €289m and £23m respectively.

To optimise our capital structure and with it our cost of capital, we placed a subordinated bond with a total volume of €1.5bn in June 2007. It is a perpetual bond and callable by Munich Reinsurance Company from ten years after the date of issue. Up to then, it will have a fixed coupon rate of 5.767% and thereafter a floating rate. The fair value of the subordinated bond is hedged by means of an interest-rate swap. The changes in value of the subordinated liability and of the interest-rate swap are shown in the finance costs with impact on profit or loss in each case.

The fair value of the subordinated liabilities at the balance sheet date amounted to €5,034m (3,855m).

(19) Unearned premiums

Unearned premiums

	Reinsurance				Primary insurance				Total	
	Life and health		Property-casualty		Life and health		Property-casualty			
€m[1]	31.12.2007	Prev. year	31.12.2007	Prev. year	31.12.2007	Prev. year	31.12.2007	Prev. year	31.12.2007	Prev. year
Gross	183	188	3,820	4,123	104	92	1,612	1,467	5,719	5,870
Ceded share	3	4	225	333	–	–	87	87	315	424
Net	180	184	3,595	3,790	104	92	1,525	1,380	5,404	5,446

[1] After elimination of intra-Group transactions across segments.

Development of gross unearned premiums

	Reinsurance				Primary insurance				Total	
	Life and health		Property-casualty		Life and health		Property-casualty			
€m[1]	2007	Prev. year	2007	Prev. year	2007	Prev. year	2007	Prev. year	.2007	Prev. year
Status at 31 Dec. previous year	188	204	4,123	4,643	92	86	1,467	1,220	5,870	6,153
Currency translation effects	–15	–14	–214	–252	7	–	–12	26	–234	–240
Change in consolidated group	–	–	8	–	–	–	–	134	8	134
Gross premiums written	6,595	6,914	13,400	13,791	11,646	11,605	5,621	5,126	37,262	37,436
Earned premiums	6,585	6,916	13,497	14,059	11,641	11,599	5,464	5,039	37,187	37,613
Status at 31 Dec. financial year	183	188	3,820	4,123	104	92	1,612	1,467	5,719	5,870

[1] After elimination of intra-Group transactions across segments.

(20) Provision for future policy benefits

Provision for future policy benefits

	Reinsurance				Primary insurance				Total	
	Life and health		Property-casualty		Life and health		Property-casualty			
€m[1]	31.12.2007	Prev. year	31.12.2007	Prev. year	31.12.2007	Prev. year	31.12.2007	Prev. year	31.12.2007	Prev. year
Gross	10,000	12,164	748	738	83,921	81,532	266	226	94,935	94,660
Ceded share	552	466	–	–	1,450	1,355	–	–	2,002	1,821
Net	9,448	11,698	748	738	82,471	80,177	266	226	92,933	92,839

[1] After elimination of intra-Group transactions across segments.

Gross provision for future policy benefits according to type of insurance cover

€m	31.12.2007	Prev. year
Life	74,884	75,931
Reinsurance	9,995	12,161
Primary insurance	64,889	63,770
Term life insurance	2,397	2,290
Other life insurance	40,544	41,114
Annuity insurance	21,026	19,390
Disability insurance	918	910
Contracts with combination of more than one risk	4	66
Health	19,037	17,765
Reinsurance	5	3
Primary insurance	19,032	17,762
Property-casualty	1,014	964
Reinsurance	748	738
Primary insurance	266	226
Total	**94,935**	**94,660**

The provision for future policy benefits in life reinsurance largely involves contracts where the mortality or morbidity risk predominates. In reinsurance, annuity contracts have a significantly lower weight than in primary insurance.

In reinsurance, measurement is carried out partly individually for each risk and partly collectively for reinsured portfolios, using biometric actuarial assumptions based on the tables of the national actuarial associations. These are adjusted for the respective reinsured portfolio, in line with the probabilities observed for the occurrence of an insured event. A discount rate is chosen that is based on a conservative capital-market scenario.

In primary insurance, measurement is generally carried out individually for each risk. For German life and health primary insurance, to which approx. 91% of the provisions for future policy benefits are apportionable, biometric actuarial assumptions based on the tables of the German Association of Actuaries are used. We also largely use the tables of the national actuarial associations for the rest of the primary insurance business. The actuarial interest rate employed for discounting is limited by the respective maximum actuarial interest rate prescribed by the supervisory authorities.

Essentially the same actuarial assumptions have been used as in the previous year for measuring the provisions for future policy benefits for business in force.

Further information on the underwriting risks and discount rates can be found in Note (37) Risks from insurance contracts in the life and health segment.

Development of gross provision for future policy benefits

€m	2007	Prev. year
Status at 31 Dec. previous year	94,660	94,445
Currency translation differences	–222	–334
Change in consolidated group/Other	–1,792	–1,440
Changes		
Scheduled	2,287	1,985
Unscheduled	2	4
Status at 31 Dec. financial year	**94,935**	**94,660**

The item "Change/Other" concerns portfolio entries and withdrawals of –€2,437m (–1,290m). Scheduled changes in provisions for future policy benefits contain the changes deriving from prospective calculation as a result of premium payments, benefit cases and the unwinding of discount in the year under review. Unscheduled changes stem from alterations in the assumptions underlying the calculations, which required an adjustment in the measurement.

(21) Provision for outstanding claims

Provision for outstanding claims

	Reinsurance				Primary insurance				Total	
	Life and health		Property-casualty		Life and health		Property-casualty			
€m[1]	31.12.2007	Prev. year	31.12.2007	Prev. year	31.12.2007	Prev. year	31.12.2007	Prev. year	31.12.2007	Prev. year
Gross	3,518	4,370	33,944	35,728	2,187	2,244	4,915	4,734	44,564	47,076
Ceded share	180	327	2,741	3,482	10	10	289	424	3,220	4,243
Net	3,338	4,043	31,203	32,246	2,177	2,234	4,626	4,310	41,344	42,833

[1] After elimination of intra-Group transactions across segments.

Gross provisions by type

	Reinsurance		Primary insurance		Total	
€m[1]	31.12.2007	Prev. year	31.12.2007	Prev. year	31.12.2007	Prev. year
Life and health segment						
Disability claims provisions	1,537	2,309	860	793	2,397	3,102
Provision for other benefit cases	1,981	2,061	1,327	1,451	3,308	3,512
Property-casualty segment (claims reserve)						
Case reserve	17,602	19,618	3,801	3,747	21,403	23,365
IBNR reserve	16,342	16,110	1,114	987	17,456	17,097
Total	**37,462**	**40,098**	**7,102**	**6,978**	**44,564**	**47,076**

[1] After elimination of intra-Group transactions across segments.

In the life and health segment, the provision for outstanding claims consists of a provision for disability cases and a provision for other benefit cases. The disability claims provision involves periodic payments and is usually due long term. It is calculated as the present value of the expected future payments. Discount rates are disclosed in Note (37) Risks from insurance contracts in the life and health segment. The biometric actuarial assumptions are selected using appropriate actuarial principles. The provision for other benefit cases is largely measured at face value and is usually due short term. This provision includes an IBNR reserve, whose amounts are estimated using actuarial methods.

In the property-casualty segment, the claims reserve consists of the case reserve and the IBNR reserve. The case reserve reflects the amount which is expected to be needed to settle claims which are known and reported at the balance sheet date. The major part of this provision is measured at face value. A smaller part refers to provisions for annuities in personal accident, liability and workers' compensation insurance. These are calculated as the present value of the expected future payments. The respective discount rates are disclosed in Note (38) Risks from insurance contracts in the property-casualty segment. The biometric actuarial assumptions are selected using appropriate actuarial principles. The IBNR reserve is calculated using actuarial methods on the basis of current run-off triangles for payments made and reported losses.

Expected payments from the provisions for outstanding claims (property-casualty)

		Reinsurance		Primary insurance	
	%	31.12.2007	Prev. year	31.12.2007	Prev. year
Up to one year		30.4	33.1	40.1	39.6
Over one year and up to five years		40.6	41.7	36.7	35.4
Over five years and up to ten years		16.6	15.2	13.4	14.6
Over ten years and up to fifteen years		6.5	4.8	5.4	5.9
Over fifteen years		5.9	5.2	4.4	4.5

With these estimates, it should be borne in mind that the expected timing of payments naturally involves considerable uncertainty.

Development of the claims reserve in the property-casualty segment

		2007			Prev. year		
	€m	Gross	Ceded share	Net	Gross	Ceded share	Net
Status at 31 Dec. previous year		40,462	3,906	36,556	42,016	4,324	37,692
Currency translation differences		–2,083	–395	–1,688	–1,911	–231	–1,680
Change in consolidated group		7	–	7	89	30	59
Claims expenses							
For the year under review		12,041	591	11,450	11,165	588	10,577
For previous years		210	197	13	225	70	155
Total		**12,251**	**788**	**11,463**	**11,390**	**658**	**10,732**
Unwinding of discount		83	6	77	93	1	92
Less payments							
For the year under review		4,264	182	4,082	3,493	163	3,330
For previous years		7,597	1,093	6,504	7,722	713	7,009
Total		**11,861**	**1,275**	**10,586**	**11,215**	**876**	**10,339**
Status at 31 Dec. financial year		**38,859**	**3,030**	**35,829**	**40,462**	**3,906**	**36,556**

Changes in the consolidated group result mainly from the acquisition of the Bell & Clements Group.

The claims expenses for the year under review show both payments made for the year under review and expenses for posting the claims reserve in that year. The provisions set up for claims from previous years are regularly updated using best estimates based on claims information and past claims experience. The respective change is shown under claims expenses for previous years.

This change was mainly due to the following factors:

The level of long-tail claims from US workers' compensation business remained at an unexpectedly high level in the year under review. Therefore the loss reserves for this portfolio were further strengthened, especially for accident years far back in the past. In addition, Munich Re America's provisions for claims complexes based on class actions were increased. This also involved the accident years prior to 2001. The positive development of accident years after 2001 continued in the year under review. To take account of this, the ultimate-loss estimates for portions of Munich Re America's liability business were adjusted downwards to the appropriate extent.

Net run-off results in property-casualty business

The values in the following run-off triangles cover more than 99% of our Group's portfolio of property-casualty business.

Claims payments for the individual accident years (per calendar year, net)

		Accident year											
Calendar year	€m	≤ 1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	**Total**
1997		7,027											
1998		4,155	2,891										
1999		2,281	2,247	3,311									
2000		1,859	731	3,007	3,320								
2001		1,070	638	1,313	2,564	3,279							
2002		1,040	461	891	1,170	2,957	3,741						
2003		703	220	471	728	1,486	2,828	3,850					
2004		882	359	435	514	828	1,207	2,129	3,672				
2005		391	182	321	482	581	630	876	2,692	3,359			
2006		462	153	147	276	426	383	401	873	3,355	3,250		
2007		415	203	247	108	419	234	378	375	1,537	2,355	4,008	**10,279**

Claims reserve for the individual accident years at the respective reporting dates (net)

		Accident year											
Date	€m	≤ 1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	**Total**
31.12.1997		16,643											
31.12.1998		12,046	5,135										
31.12.1999		9,285	3,163	6,206									
31.12.2000		6,805	2,176	3,982	5,975								
31.12.2001		5,772	1,620	2,876	4,202	7,622							
31.12.2002		5,761	1,427	2,306	3,287	5,779	9,123						
31.12.2003		4,947	1,424	2,043	2,914	4,765	5,825	7,926					
31.12.2004		4,380	1,178	1,661	2,460	3,859	4,854	5,483	7,194				
31.12.2005		5,165	1,309	1,552	2,298	3,491	2,953	3,875	4,688	8,542			
31.12.2006		4,993	1,207	1,424	1,947	3,110	2,526	3,351	3,808	5,074	7,208		
31.12.2007		5,022	1,204	1,176	1,997	2,615	2,256	2,656	3,220	3,648	4,674	7,349	**35,817**

Ultimate loss for the individual accident years at the respective reporting dates (net)

		Accident year											
Date	€m	≤ 1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	**Total**
31.12.1997		23,670											
31.12.1998		23,227	8,026										
31.12.1999		22,747	8,301	9,517									
31.12.2000		22,126	8,044	10,300	9,296								
31.12.2001		22,163	8,126	10,507	10,086	10,901							
31.12.2002		23,192	8,394	10,828	10,342	12,015	12,864						
31.12.2003		23,081	8,611	11,036	10,696	12,487	12,394	11,776					
31.12.2004		23,396	8,724	11,088	10,756	12,409	12,629	11,462	10,866				
31.12.2005		24,571	9,037	11,301	11,077	12,623	11,360	10,730	11,052	11,900			
31.12.2006		24,861	9,088	11,319	11,001	12,668	11,315	10,607	11,046	11,787	10.458		
31.12.2007		25,305	9,287	11,319	11,158	12,592	11,279	10,290	10,832	11,898	10,279	11,357	**135,596**
Net run-off result		–1,635	–1,261	–1,802	–1,862	–1,691	1,585	1,486	34	2	179	n/a	–4,965
Change 2006 to 2007		–444	–199	–	–157	76	36	317	214	–111	179	n/a	–89

The ultimate loss of an accident year comprises all payments made for that accident year up to the reporting date, plus the claims reserve at the reporting date. Given complete information regarding all losses incurred up to the balance sheet date, the ultimate loss status for each accident-year period would remain the same. In practice, however, it may be assumed that the ultimate loss status (based on estimates) is exposed to fluctuations that reflect the growth in knowledge about the claims cases.

The run-off triangles are prepared on a currency-adjusted basis. To this end, all figures are translated from the respective local currency into the Group currency (euro), consistently using the exchange rates applicable at the end of the year under review (i.e. at 31 December 2007). This ensures that neutral net run-off results in the original currency (i.e. where the ultimate loss originally estimated for an accident year and current loss estimate are identical) remain neutral when expressed in the Group currency.

(22) Other technical provisions

Breakdown of other technical provisions

	Reinsurance		Primary insurance		Total	
€m[1]	31.12.2007	Prev. year	31.12.2007	Prev. year[2]	31.12.2007	Prev. year[2]
Provision for premium refunds based on national regulations	–	–	4,925	4,313	4,925	4,313
Provision for deferred premium refunds	–	–	4,714	5,485	4,714	5,485
Thereof resulting from unrealised gains and losses on investments (recognised directly in equity)	–	–	1,360	2,732	1,360	2,732
Thereof resulting from other revaluations (recognised in profit or loss)	–	–	3,354	2,753	3,354	2,753
Provision for profit commission	748	1,038	–	–	748	1,038
Other	67	13	82	80	149	93
Total (gross)	815	1,051	9,721	9,878	10,536	10,929

[1] After elimination of intra-Group transactions across segments.
[2] Adjusted pursuant to IAS 8.

Of the provision for premium refunds based on national regulations, €55m (49m) is apportionable to property-casualty insurance. The provision for deferred premium refunds is established solely for life and health insurance.

The ceded share of "other technical provisions" amounts to €89m (105m), of which €3m (2m) is apportionable to the ceded share of the provision for premium refunds based on national regulations.

Development of provision for premium refunds based on national regulations

€m	2007	Prev. year
Status at 31 Dec. previous year	4,313	3,187
Change in consolidated group	–	–49
Allocations/Withdrawals	612	1,175
Status at 31 Dec. financial year	4,925	4,313

The provision for premium refunds based on national regulations relates only to German primary insurance business. The allocation is based on the statutory result of the relevant part portfolios after tax, with rates of between 81.7% and 95.1% after tax mainly being applied.

Development of provision for deferred premium refunds

€m	2007	Prev. year
Status at 31 Dec. previous year	5,485	6,475
Change in consolidated group	–	9
Change resulting from unrealised gains and losses on investments (recognised directly in equity)	–1,371	–1,305
Change resulting from other revaluations (recognised in profit or loss)	600	306
Status at 31 Dec. financial year	**4,714**	**5,485**

The provision for deferred premium refunds has to be established if the future participation of policyholders in realised gains is provided for in the case of valuation differences between local GAAP and IFRS basis. The above change resulting from unrealised gains and losses on investments reflects the proportional allocation to expected future policyholders' bonuses of the change in fair values that has occurred in the past year. Changes in the provision for deferred premium refunds are only recognised in the income statement to the extent that they result from valuation differences recognised in profit or loss. To determine the portion of the valuation differences allocable to the provision for deferred premium refunds, rates of between 85.0% and 92.5% after tax were generally used. For Hamburg-Mannheimer Versicherungs-AG and Victoria Lebensversicherung AG, a change in the management rule for the participation of policyholders in surplus led to this portion being adjusted in the past financial year. The revaluation of the provision for deferred premium refunds resulting from the application of these amended rates was recognised either in equity or in profit or loss, depending on their origin. Of the carrying amount of the gross provision for deferred premium refunds totalling €4,714m (5,485m) at 31 December 2007, –€172m (–169m) concerns disposal groups held for sale; cf. (16) Non-current assets and disposal groups held for sale.

(23) Gross technical provisions for life insurance policies where the investment risk is borne by the policyholders

Development of gross provision

€m	2007	Prev. year
Status at 31 Dec. previous year	1,930	1,516
Change in consolidated group and other influences	6	17
Savings premiums	466	423
Unrealised gains/losses on fund assets	38	100
Withdrawal for expenses and risk	–26	–24
Withdrawal for benefits	–106	–102
Status at 31 Dec. financial year	**2,308**	**1,930**

These provisions are valued retrospectively. The withdrawal for underwriting risks from the premiums and provision for future policy benefits is made on the basis of prudent assumptions regarding expected mortality and morbidity. Here, as with the provision for future policy benefits for non-unit-linked life insurance, the underlying calculation is based on best estimates with appropriate provisions for adverse deviation.

The provisions are directly covered by the investments for the benefit of life insurance policyholders who bear the investment risk. Small differences in relation to these investments arise as a result of including unearned revenue liability in these provisions.

(24) Other accrued liabilities

Breakdown of other accrued liabilities

€m	31.12.2007	Prev. year
Provisions for post-employment benefits	1,224	1,298
Other provisions	1,569	1,523
Total	2,793	2,821

Provisions for post-employment benefits

The companies in the Munich Re Group generally give pension commitments to their employees in the form of defined contribution plans or defined benefit plans. The type and amount of the pension obligations are determined by the conditions of the respective pension plan.

Expenses for defined contribution plans in the year under review totalled €45m (28m).

In the case of defined benefit plans, the amount of the defined benefits is largely dependent on salary and length of service. These benefits may be partially or fully financed through plan assets.

Change in the present value of obligations under defined benefit plans

€m	2007	Prev. year
Status at 31 Dec. previous year	2,258	2,026
Currency translation differences	–52	–55
Change in consolidated group	7	–2
Current service cost	93	95
Interest cost	100	92
Actuarial gains/losses	–164	42
Payments	–69	–70
Past service cost	7	7
Other	5	123
Status at 31 Dec. financial year	2,185	2,258

Defined benefit obligations include medical-care benefits. The present value of defined benefit obligations for these items amounted to €132m (135m) at the balance sheet date.

In 2003, Munich Reinsurance Company established a contractual trust agreement in the form of a two-way trust for its unfunded company pension obligations. To finance these obligations, it is necessary for the trust assets to correspond to the present value of pension obligations. In the process, however, account has to be taken of the difference between the actuarial interest rate relevant for measuring the obligations and the return attainable on the investments. Therefore, the present value of the pension obligations was calculated using an actuarial interest rate equivalent to the expected investment return, which increased the present value of defined benefit obligations at 31 December 2007 by €69m.

Based on studies of the portfolio of pensioners in the Munich Re Group – except Munich Reinsurance Company, which made the adjustment in the previous year – the mortalities of the currently used mortality tables were also modified. These adjustments increased the present value of defined benefit obligations by €130m.

Change in the plan assets for defined benefit plans

€m	2007	Prev. year
Status at 31 Dec. previous year	971	726
Currency translation differences	–30	–26
Change in consolidated group	7	–1
Expected return	2	18
Actuarial gains/losses	–11	6
Capital transfer to plan assets	41	177
Payments	–15	–27
Other	–	98
Status at 31 Dec. financial year	**965**	**971**

Change in the reimbursement rights for defined benefit plans

€m	2007	Prev. year
Status at 31 Dec. previous year	82	68
Expected return	3	2
Actuarial gains/losses	–4	2
Capital transfer	13	10
Payments	–3	–2
Other	–	2
Status at 31 Dec. financial year	**91**	**82**

The reimbursement rights derive from reinsurances concluded to cover the benefit obligations.

Funded status of the defined benefit plans

€m	31.12.2007	Prev. year
Unfunded obligations		
Present value	1,087	1,144
Past service cost not yet recognised	–1	–1
Net balance sheet liability	1,086	1,143
Wholly/partly funded obligations		
Present value	1,098	1,114
Plan assets	–965	–971
Past service cost not yet recognised	3	–
Other receivables	–	7
Other	2	5
Net balance sheet liability	138	155
Total net balance sheet liability	**1,224**	**1,298**

Change in the provision for defined benefit plans

€m	2007	Prev. year
Status at 31 Dec. previous year	1,298	1,305
Currency translation differences	–23	–28
Change in consolidated group	–	–1
Expenses	195	167
Payments	–51	–41
Capital transfer to plan assets	–41	–177
Transfer to other receivables	–7	1
Actuarial gains/losses recognised in equity	–149	33
Other	2	39
Status at 31 Dec. financial year	**1,224**	**1,298**

Breakdown of expenses booked in the business year

€m	2007	Prev. year
Current service cost	93	95
Interest cost	100	92
Less		
Expected return on plan assets	-2	-18
Expected return on reimbursements	-3	-2
Past service cost	7	8
Other	–	-8
Total	195	167

The actual return on plan assets amounts to –€9m (24m), and the actual return on reimbursements to –€1m (4m).

The expenses are shown mainly under "operating expenses" and "expenses for claims and benefits" in the consolidated income statement.

Included in the recognised income and expenses are actuarial gains amounting to €157m (actuarial losses: €18m) in the financial year and €306m (463m) cumulative, taking currency fluctuations into account.

Breakdown of plan assets to cover pension obligations

%	31.12.2007	Prev. year
Non-fixed-interest securities	17.3	24.4
Fixed-interest securities and loans	81.9	74.5
Real estate	0.2	0.1
Other	0.6	1.0
Status at 31 Dec. financial year	100.0	100.0

The fair value of the plan assets includes own shares with a fair value of €23m (21m).

The consolidated companies used the following actuarial assumptions (weighted average values) for calculating their pension obligations:

Actuarial assumptions

%	2007	Prev. year
Discount rate	5.5	4.8
Expected rate of return on fund assets	0.6	4.6
Expected rate of return on reimbursements	4.9	4.3
Future increases in entitlement/salary	3.7	3.8
Future pension increases	1.7	1.7
Medical cost trend rate	5.3	5.7

The expected rate of return on plan assets is determined on the basis of anticipated long-term capital yields.

For the financial year 2008, capital transfers of €44m (12m) to plan assets are expected.

A change in the medical cost trend rate by one percentage point would have the following effects on the present value of defined benefit obligations and pension expenses:

Effects of change in the medical cost trend rate

€m	Increase by one percentage point	Reduction by one percentage point
Present value of defined benefit obligations	27	–21
Pension expenses	3	–2

Other figures for the current financial year and the previous year

€m	2007	Prev. year
Present value of defined benefit obligations (excluding medical-care benefits)	2,053	2,123
Plan assets	–965	–971
Deficit	1,088	1,152
Experience adjustments arising on the plan liabilities	–24	101
Experience adjustments arising on the plan assets	–7	–

Other provisions

€m	Prev. year	Additions	Withdrawals	Reversal	Other changes	31.12.2007
Early retirement benefits/semi-retirement	229	91	95	1	15	239
Earned commission	176	120	112	3	–	181
Outstanding invoices	92	160	133	14	–1	104
Anniversary benefits	50	61	34	3	–1	73
Holiday and overtime pay	56	42	29	3	–	66
Bonuses	60	6	5	–	–	61
Miscellaneous	860	447	393	54	–15	845
Total	**1,523**	**927**	**801**	**78**	**–2**	**1,569**

The miscellaneous other provisions comprise a large number of different items, including €74m (84m) for long-term incentive plans, €69m (65m) for salary obligations, €50m (24m) for other remuneration for desk and sales staff, €33m (55m) for reconciliation of interests, €26m (32m) for competitions for sales staff, €9m (11m) for litigation risks and €3m (26m) for insurance tax on outstanding premiums.

The provisions for early-retirement benefits/semi-retirement, anniversary benefits and long-term incentive plans are mainly long term, whereas the provisions for earned commission, outstanding invoices, bonuses, holiday and overtime pay, and miscellaneous are essentially short term.

(25) Bonds and notes issued

Breakdown of bonds and notes issued

€m	31.12.2007	Prev. year
Munich Re America Corporation, Princeton, 7.45%, US$ 500m, Senior Notes 1996/2026[1]	341	378
Total	341	378

[1] Outflows of liquidity occur annually in the amount of the interest payments of US$ 37m until the notes mature.

The fair value of the notes issued by Munich Re American Corporation amounts to €368m (434m) at the balance sheet date. The rating of the issue is given on page 109.

(26) Deposits retained on ceded business

Deposits retained on ceded business are collateral for technical provisions covering business ceded to reinsurers and retrocessionaires. As a rule, the changes in deposits retained on ceded business derive from the changes in the relevant technical provisions covering ceded business. Deposits retained on ceded business thus do not have a fixed maturity date, their release generally being dependent on run-off of the corresponding provisions.

(27) Current tax liabilities

Current tax liabilities comprise current taxes on income and other taxes of the individual companies, based on their respective national taxation. Deferred tax obligations are shown under "deferred tax liabilities".

(28) Other liabilities

Breakdown of other liabilities

€m	31.12.2007	Prev. year
Amounts payable on primary insurance business	4,002	4,316
Accounts payable on reinsurance business	2,116	2,627
Amounts due to banks	1,823	975
Miscellaneous liabilities	2,821	1,887
Total	10,762	9,805

The accounts payable on primary insurance business mainly contain liabilities towards policyholders resulting from accumulated participation in surplus, premium deposits and insurance contracts without significant risk transfer. Of the amounts due to banks totalling €1,823m at 31 December 2007, €19m (231m) concerns disposal groups held for sale, cf. (16) Non-current assets and disposal groups held for sale.

The miscellaneous liabilities contain liabilities of €172m (189m) resulting from reinsurance contracts without significant risk transfer and €482m (239m) from derivatives with a negative fair value. Besides this, €9m (6m) of the miscellaneous liabilities is apportionable to to liabilities for social security, and €211m (140m) to liabilities for interest and rent.

The following table provides information on the remaining contractual maturities of the items shown under "other liabilities". Since the amounts payable on primary insurance business are directly linked to the underlying insurance business, the liquidity risk arising from these is analysed together with the corresponding insurance contracts; cf. (37) Risks from insurance contracts in the life and health segment and (38) Risks from insurance contracts in the property-casualty segment. Derivatives are recognised at market value.

Remaining terms of the other liabilities according to carrying amounts
(excluding amounts payable on primary insurance business)

	Carrying amounts	
€m	31.12.2007	Prev. year
Up to one year	5,525	4,226
Over one year and up to two years	403	69
Over two years and up to three years	66	383
Over three years and up to four years	51	39
Over four years and up to five years	189	55
Over five years and up to ten years	148	594
Over ten years	378	123
Total	**6,760**	**5,489**

The major portion of the liabilities up to one year involve interest-free items, where the carrying amounts and the undiscounted cash flows are identical. €1,091m of the amounts owed to banks and €274m of the liabilities from derivatives are due within one year. Any deviations in the liabilities with remaining terms of over one year from the undiscounted cash flows are not material for the presentation and significance of the financial liabilities for our financial position and performance.

Notes to the consolidated income statement

(29) Premiums

Premiums

	Reinsurance				Primary insurance				Total	
	Life and health		Property-casualty		Life and health		Property-casualty			
€m[1]	2007	Prev. year	2007	Prev. year	2007	Prev. year	2007	Prev. year	2007	Prev. year
Total gross premiums	6,595	6,914	13,400	13,791	12,630	12,453	5,621	5,126	38,246	38,284
Gross premiums written	6,595	6,914	13,400	13,791	11,646	11,605	5,621	5,126	37,262	37,436
Change in unearned premiums Gross	10	-2	-97	-268	5	6	157	87	75	-177
Gross earned premiums	**6,585**	**6,916**	**13,497**	**14,059**	**11,641**	**11,599**	**5,464**	**5,039**	**37,187**	**37,613**
Ceded premiums written	266	387	675	1,040	158	169	305	330	1,404	1,926
Change in unearned premiums Ceded share	-1	-3	-100	30	–	–	-7	–	-108	27
Earned premiums Ceded	**267**	**390**	**775**	**1,010**	**158**	**169**	**312**	**330**	**1,512**	**1,899**
Net earned premiums	**6,318**	**6,526**	**12,722**	**13,049**	**11,483**	**11,430**	**5,152**	**4,709**	**35,675**	**35,714**

[1] After elimination of intra-Group transactions across segments.

The total gross premiums include not only the gross premiums written but also savings premiums from unit-linked life insurances. Premiums from long-term insurance business, especially in the segments life and health, are recognised in full as earned premiums and income when they become due. Under gross premiums written, only those parts of the premium from unit-linked life business are included that are used to cover the risks and associated costs.

Of the gross premiums written from short-term insurance business, the portions attributable to periods after the balance sheet date are posted as unearned premiums; cf. Note (19). Unearned premiums are reversed in accordance with the reduction in risk, over the duration of the contracts.

(30) Investment result

Investment result by type of investment and segment

	Reinsurance				Primary insurance				Asset management		Total	
	Life and health		Property-casualty		Life and health		Property-casualty					
€m[1]	2007	Prev. year	2007	Prev. year	2007	Prev. year	2007	Prev. year	2007	Prev. year	2007	Prev. year
Land and buildings, including buildings on third-party land	62	17	260	80	500	248	34	15	−3	–	853	360
Investments in affiliated companies	−14	−2	−56	5	−3	42	−11	18	17	3	−67	66
Investments in associates	3	6	15	33	243	17	−15	−16	18	4	264	44
Loans	3	3	10	6	1,202	1,099	51	55	–	–	1,266	1,163
Other securities held to maturity	–	–	–	–	11	16	1	1	–	–	12	17
Other securities available for sale												
Fixed-interest	653	668	1,115	1,215	1,733	1,989	189	178	3	2	3,693	4,052
Non-fixed-interest	379	330	1,605	1,430	1,393	1,570	177	241	–	−1	3,554	3,570
Other securities held for trading												
Fixed-interest	–	1	18	27	1	1	19	13	–	–	38	42
Non-fixed-interest	–	–	1	–	–	8	–	1	–	–	1	9
Derivatives	−32	−37	−291	−153	−75	−433	2	2	–	–	−396	−621
Deposits retained on assumed reinsurance, and other investments[2]	348	495	57	155	−32	−38	9	3	74	34	456	649
Investments for the benefit of life insurance policyholders who bear the investment risk	–	–	–	–	2	100	–	–	–	–	2	100
Expenses for the management of investments, other expenses	33	33	137	146	206	271	28	29	–	–	404	479
Total	1,369	1,448	2,597	2,652	4,769	4,348	428	482	109	42	9,272	8,972

[1] After elimination of intra-Group transactions across segments.

[2] The expenses for deposits retained on ceded reinsurance previously included here are now shown under expenses for claims and benefits.

The result for land and buildings includes rental income of €344m (443m). The expenses for the management of investments include running costs and expenses for repair and maintenance of property totalling €65m (72m). We earned interest income of €1,441m (1,180m) on loans and €12m (17m) on other securities held to maturity. Reguar income from securities available for sale totalled €5,278m (5,183m).

Investment income by segment

	Reinsurance				Primary insurance				Asset management		Total	
	Life and health		Property-casualty		Life and health		Property-casualty					
€m[1]	2007	Prev. year	2007	Prev. year	2007	Prev. year	2007	Prev. year	2007	Prev. year	2007	Prev. year
Regular income	1,214	1,283	2,030	1,926	4,379	4,198	374	381	112	46	8,109	7,834
Income from write-ups	189	63	814	272	206	233	16	8	–	–	1,225	576
Gains on the disposal of investments	603	357	2,586	1,560	2,237	1,674	243	255	2	3	5,671	3,849
Other income	–	–	–	–	52	119	1	2	13	2	66	123
Total	2,006	1,703	5,430	3,758	6,874	6,224	634	646	127	51	15,071	12,382

[1] After elimination of intra-Group transactions across segments.

Investment expenses by segment

	Reinsurance				Primary insurance				Asset management		Total	
	Life and health		Property-casualty		Life and health		Property-casualty					
€m[1]	2007	Prev. year	2007	Prev. year	2007	Prev. year	2007	Prev. year	2007	Prev. year	2007	Prev. year
Write-downs of investments	232	88	1,193	394	723	925	81	32	8	2	2,237	1,441
Losses on the disposal of investments	352	131	1,419	550	997	558	94	51	6	–	2,868	1,290
Management expenses, interest charges and other expenses	53	36	221	162	385	393	31	81	4	7	694	679
Total	637	255	2,833	1,106	2,105	1,876	206	164	18	9	5,799	3,410

[1] After elimination of intra-Group transactions across segments.

Write-downs of investments

€m	2007	Prev. year
Land and buildings, including buildings on third-party land	174	162
Investments in affiliated companies	3	13
Investments in associates	–	2
Loans	15	38
Other securities available for sale	611	154
Other securities held for trading	1,434	1,072
Total	2,237	1,441

(31) Other income

In addition to foreign currency exchange gains of €1,520m (901m), the other income mainly includes income from services rendered of €346m (297m), interest and similar income of €121m (152m), income from the release/reduction of miscellaneous provisions and adjustments of values for receivables of €138m (82m), and income from owner-occupied property that is sometimes leased out amounting to €114m (137m).

(32) Net expenses for claims and benefits

Net expenses for claims and benefits

	Reinsurance				Primary insurance				Total	
	Life and health		Property-casualty		Life and health		Property-casualty			
€m[1]	2007	Prev. year	2007	Prev. year	2007	Prev. year[2]	2007	Prev. year	2007	Prev. year[2]
Gross										
Claims and benefits paid	5,452	5,752	8,875	8,340	10,057	9,538	2,986	2,875	27,370	26,505
Change in technical provisions										
Provision for future policy benefits	408	211	23	36	1,771	1,442	38	35	2,240	1,724
Provision for outstanding claims	-933	-720	223	719	-66	246	202	-81	-574	164
Provision for deferred premium refunds	–	–	–	1	2,047	2,169	21	23	2,068	2,193
Other technical result	1	-2	10	24	188	202	14	5	213	229
Gross expenses for claims and benefits	4,928	5,241	9,131	9,120	13,997	13,597	3,261	2,857	31,317	30,815
Ceded share										
Claims and benefits paid	335	120	1,008	554	69	61	267	322	1,679	1,057
Change in technical provisions										
Provision for future policy benefits	-12	3	-1	–	95	128	–	–	82	131
Provision for outstanding claims	-128	83	-579	20	3	-7	-136	-153	-840	-57
Provision for deferred premium refunds	–	–	–	–	–	–	1	–	1	–
Other technical result[3]	-17	-16	2	-21	-66	-59	2	–	-79	-96
Expenses for claims and benefits – Ceded share	178	190	430	553	101	123	134	169	843	1,035
Net										
Claims and benefits paid	5,117	5,632	7,867	7,786	9,988	9,477	2,719	2,553	25,691	25,448
Change in technical provisions										
Provision for future policy benefits	420	208	24	36	1,676	1,314	38	35	2,158	1,593
Provision for outstanding claims	-805	-803	802	699	-69	253	338	72	266	221
Provision for deferred premium refunds	–	–	–	1	2,047	2,169	20	23	2,067	2,193
Other technical result	18	14	8	45	254	261	12	5	292	325
Net expenses for claims and benefits	4,750	5,051	8,701	8,567	13,896	13,474	3,127	2,688	30,474	29,780

[1] After elimination of intra-Group transactions across segments.
[2] Adjusted pursuant to IAS 8.
[3] The expenses for deposits retained on ceded reinsurance, previously included in the investment result, are now shown here

The change in the provision for future policy benefits (net) contains €38m (100m) in unrealised gains/losses from unit-linked life insurance. Expenses for claims and benefits include expenses for policyholders' bonuses. Of this, €1,259m (1,504m) is for the allocation to the provision for premium refunds on the basis of national regulations, €600m (306m) for the change in the provision for deferred premium refunds recognised in the income statement, and €391m (387m) for direct crediting. The "other technical result" for life primary insurance mainly includes interest on policyholders' accumulated credit.

Expenses for profit commission in reinsurance are shown under operating expenses, not under expenses for claims and benefits.

(33) Operating expenses

Operating expenses

	Reinsurance				Primary insurance				Total	
	Life and health		Property-casualty		Life and health		Property-casualty			
€m[1]	2007	Prev. year	2007	Prev. year	2007	Prev. year	2007	Prev. year	2007	Prev. year
Acquisition costs	1	35	−33	83	1,320	1,235	1,153	1,030	2,441	2,383
Administration expenses	250	261	835	813	424	442	668	639	2,177	2,155
Amortisation of acquired insurance portfolios	5	1	–	–	22	15	–	–	27	16
Reinsurance commission and profit commission	1,556	1,791	3,045	2,958	16	19	9	11	4,626	4.779
Gross operating expenses	**1,812**	**2,088**	**3,847**	**3,854**	**1,782**	**1,711**	**1,830**	**1,680**	**9,271**	**9,333**
Ceded share of acquisition costs	9	−16	15	−12	−1	20	4	–	27	−8
Commission received on ceded business	52	174	240	273	21	8	53	52	366	507
Operating expenses – Ceded share	**61**	**158**	**255**	**261**	**20**	**28**	**57**	**52**	**393**	**499**
Net operating expenses	**1,751**	**1,930**	**3,592**	**3,593**	**1,762**	**1,683**	**1,773**	**1,628**	**8,878**	**8,834**

[1] After elimination of intra-Group transactions across segments.

(34) Other expenses

In addition to foreign currency exchange losses of €1,843m (1,176m), the other expenses mainly include expenses for services rendered of €310m (298m), interest and similar expenses of €161m (203m), other write-downs of €82m (119m), and other tax of €20m (22m). They also contain expenses of €76m (78m) for owner-occupied property, some of which is also leased out.

(35) Finance costs

By finance costs we understand all interest and other expenses directly attributable to strategic debt. Debt has a strategic character for us if it does not have an original, direct link with our operative business.

Finance costs by financing instrument

€m	2007	Prev. year
Subordinated bonds of Munich Reinsurance Company, Munich[1]	293	239
Exchangeable bonds of ERGO International AG, Düsseldorf	–	16
Senior notes of Munich Re America Corporation, Princeton	26	30
Bank borrowing of ERGO AG, Düsseldorf	–	9
Bank borrowing of Munich Re America Corporation, Princeton	11	13
Other	3	3
Total	333	**310**

[1] Includes the subordinated bonds issued by Munich Re B.V. Finance, Amsterdam.

The slight rise in finance costs compared with the previous year is the result of two opposite effects. On the one hand, they were increased by the issue of Munich Reinsurance Company's subordinated bonds in June 2007. On the other hand, they were reduced owing to the redemption of ERGO International AG's exchangeable bonds in the previous year and the cutting-back of ERGO AG's bank borrowing. Information on the Group's strategic debt can be found in the management report on page 106 and under (18) Subordinated liabilities and (25) Bonds and notes issued.

(36) Taxes on income

This item shows the corporation tax and municipal trade earnings tax paid by the German consolidated companies (including solidarity surcharge) and the comparable taxes on earnings paid by the foreign consolidated companies in the Group. In accordance with IAS 12, the determination of taxes on income includes the calculation of deferred taxes.

Recognised tax expenses/income broken down according to Germany and other countries

€m	2007	Prev. year
Current tax	1,143	572
Germany	844	446
Other countries	299	126
Deferred tax	–335	1,076
Germany	–451	362
Other countries	116	714
Taxes on income	808	1,648

Main components of tax expenses/income

€m	2007	Prev. year
Current tax for financial year	1,168	533
Current tax for other periods	–25	39
Deferred tax resulting from the occurrence or reversal of temporary differences	–112	288
Deferred tax resulting from the occurrence or reversal of loss carry-forwards	277	103
Write-downs of deferred taxes	–36	695
Effects of changes in tax rates on deferred tax	–464	–10
Taxes on income	808	1,648

The current tax is derived from the tax results of the financial year, to which the local tax rates of the respective subsidiaries are applied. Deferred tax is also calculated using the local tax rates. Sometimes for simplicity's sake we use uniform tax rates for individual circumstances or subsidiaries. Changes in tax rates and tax legislation that have already been adopted by the government at the balance sheet date are generally taken into account.

Deferred tax assets are recognised for unused loss carry-forwards to the extent that, on the basis of tax result planning, it is sufficiently probable that they will be utilised.

In the financial year 2007, €226m in current and deferred taxes was credited directly to equity.

The following table shows the reconciliation between the expected taxes on income and the tax on income actually shown. The expected tax expenses are calculated by multiplying the operating result before taxes on income (after "other tax") by the Group tax rate. The Group tax rate amounts to 40%. This takes into account corporation tax including solidarity surcharge, and a mixed trade-tax rate.

Reconciliation to effective tax expenses

€m	2007	Prev. year[1]
Result before taxes on income (after"other tax")	4,745	5,167
Group tax rate in %	40.0	40.0
Derived taxes on income	1,898	2,067
Tax effect of:		
Tax rate differences	–155	–95
Tax-free income	–824	–898
Non-deductible expenses	193	99
Valuation allowances for loss carry-forwards	–36	695
Change in tax rates and tax legislation	–442	–379
Tax for prior years	–20	–9
Municipal trade earnings tax	128	72
Other	66	96
Taxes on income shown	**808**	**1,648**

[1] Adjusted pursuant to IAS 8.

The effective tax burden is the ratio between the taxes on income recognised and the result before taxes on income (after "other tax"). In the year under review, there was a tax burden of 17% (previous year: 32%). "Tax-free income" is made up of tax-free gains on the sales of shareholdings in joint-stock companies, tax-free dividend income and other tax-free income.

Tax expenses were increased by a one-off effect of €99m from the write-down of deferred tax assets involving loss carry-forwards at our subsidiary Munich American Reassurance Company.

On 6 July 2007, the Bundesrat approved the German BusinessTax Reform Act 2008.This resulted in a change in valuation of deferred taxes for the German Group companies – for the first time at 30 September 2007 – due to the lower tax rate applicable in Germany as from 1 January 2008. In the income statement for the period 1 January to 30 September 2007, the consequence was estimated one-off tax income of €437m for the financial year 2007. On the basis of the deferred tax assets and liabilities as at 31 December 2007, this amount is reduced by €12m, and thus to €425m, because some of the deferred tax liabilities at 30 September 2007 were for investments that were subsequently sold in the fourth quarter.

Future tax rates have also been reduced in Canada and Italy, which results in deferred tax income of €39m.

On 30 November 2007, the Bundesrat approved the German AnnualTax Act 2008, which provides for tax to be paid on the EK 02 "equity basket" (posted for amounts involving a corporation tax increase on distribution) in ten equal annual instalments from 2008 to 2017.This has to be recognised as an expense with a present value of €22m at 31 December 2007.

The aforementioned changes in tax legislation are included in the item "Change in tax rates and tax legislation" in the above reconciliation to effective tax expenses.

The item "municipal trade earnings tax" includes the differences between the trade-tax rate applied by the respective Group companies and the Group mixed trade-tax rate. No deferred taxes were recognised for retained earnings of affiliated companies.The calculation of this unrecognised deferred tax would involve a disproportionately large amount of work.

Disclosures on type and extent of risks from insurance contracts and financial instruments

(37) Risks from insurance contracts in the life and health segment

Of primary importance in this segment are biometric risks, interest-rate risks and lapse risks. The measurement of technical provisions and deferred acquisition costs is based on biometric calculation tables, i.e. on assumptions with regard to mortality, disablement and morbidity, and on the respective contract- or plan-specific discount rates and actuarial interest rates. Besides this, measurement includes assumptions regarding the lapse rate and profit sharing. In addition, other market risks from unit-linked contracts and risks from embedded derivatives, as well as the liquidity risk, have to be taken into account.

Biometric risks

Our portfolios' degree of exposure to biometric risks depends on the type of insurance contracts:

Biometric risks

Product category	Characteristics	Important risks
Life primary insurance		
Endowment and term life insurance	– Long-term contracts with a death benefit – In most cases, a lump-sum payment on termination – Actuarial assumptions fixed when contract is concluded; premium adjustments not possible	Mortality (short term): – Increase in claims expenditure due to exceptional, one-off circumstances (e.g. pandemics) Mortality (long term): – Increase in claims expenditure due to sustained rise in mortality in the portfolio
Annuity insurance	– In most cases, guaranteed lifetime annuity payment – Actuarial assumptions mainly fixed when contract is concluded; premium adjustments not possible	Longevity: – Increase in expected expenditure for annuities due to sustained rise in life expectancy in the portfolio
Disability insurance	– Long-term contracts with a guaranteed limited annuity in the event of disablement – Actuarial assumptions fixed when contract is concluded	Disablement: – Increased expenditure due to rise in the number of cases of disablement in the portfolio or a reduction in the average age at which the insured event occurs Longevity: – Increased expenditure due to rise in the average duration of annuity period
Life reinsurance		
	– Largely long-term contracts under which mainly mortality and morbidity risks are assumed from cedants	Mortality (short term): – Increase in claims expenditure due to exceptional, one-off circumstances (e.g. pandemics) Mortality (long term): – Increase in claims expenditure due to sustained rise in mortality in cedants' portfolios Disablement: – Increased expenditure for disability insurances in cedants' portfolios.
Health primary insurance		
	– Largely long-term contracts guaranteeing assumption of costs for medical treatment. Provisions are established for covering increased costs on ageing – Variable actuarial assumptions; premium adjustment possible if there are sustained changes in the cost structure	Morbidity: – Increase in medical costs that cannot be absorbed through premium adjustments – Increase in claims expenditure due to exceptional, one-off events (e.g. pandemics)
Health reinsurance		
	– In most cases, short-term contracts under which morbidity risks are assumed from cedants	Morbidity (short term): – Increase in costs of medical treatment within the risk period – Increase in claims expenditure due to exceptional, one-off events (e.g. pandemics)

The quantitative structure of our business is shown in the notes under (20) Provision for future policy benefits.

The biometric assumptions used for measuring insurance contracts in our portfolios are regularly reviewed on the basis of updated portfolio information. Especially in primary insurance, this includes considering country-specific reviews by supervisory authorities. We also take account of market standards when checking the adequacy of biometric actuarial assumptions and the trend assumptions included in them. This may result in a change in the provision for adverse deviation allowed for in the actuarial assumptions. The value of the technical provisions or the deferred acquisition costs is not directly affected as long as there is provision for adverse deviation. In the view of the actuaries responsible, the biometric actuarial assumptions used by us are deemed sufficient. However, in long-term health insurance, we are proceeding on the assumption that there will be further advances in medical treatment, potentially giving rise to higher costs. For this business, it is generally possible to modify the actuarial assumptions by means of a premium adjustment to reflect the changes.

For short-term health insurance business, on the other hand, the main risk is a sudden increase in expenses due to exceptional one-off events.

Interventions by legislators or courts in the distribution of risks and rewards underlying the contracts concluded between the parties to insurance may mask or aggravate the biometric risks described, making it necessary to adjust the provision.

We measure sensitivity to changes in biometric assumptions in life insurance and for long-term contracts in health insurance using an embedded value analysis; cf. page 234 f.

Interest-rate risks

A distinction must be made between risks of changes in interest rates on the one hand and interest-rate guarantee risks on the other. Risks of changes in interest rates would result from the discounting of the provision for future policy benefits and of parts of the provision for outstanding claims. In accordance with accounting valuation rules, the discount rate is fixed at contract commencement and will generally not be adjusted during the term of the contract. To this extent, the accounting valuation of these technical provisions is not directly dependent on the level of the market interest rates.

Economically, however, an interest-rate risk derives from the need to earn a return on the investments covering the provision that is commensurate with the discount rate used in measuring the provision.

In reinsurance, we use the following discount rates for the provision for future policy benefits and the provision for outstanding claims:

Discount rates used for provisions – Reinsurance (gross)

€m	31.12.2007	Prev. year
Without discount rate	1,949	1,827
Discount rate < 2.5%	1	12
Discount rate 2.5–3.5%	610	661
Discount rate 3.5–4.5%	474	490
Discount rate 4.5–5.5%	2,536	2,242
Discount rate 5.5–6.5%	1,314	1,099
Discount rate 6.5–7.5%	356	330
Discount rate > 7.5%	108	101
Covered by deposits retained on assumed reinsurance	6,170	9,772
Total	13,518	16,534

If the provisions are covered by deposits retained on assumed reinsurance, the interest is directly secured by an inflow of investment income guaranteed by the ceding company. For this part of the portfolio, there is no interest-rate risk. For the remaining portfolio, application of the liability adequacy test as per IFRS 4 ensures that the expected income from the investments covering the technical provisions is sufficient to meet future obligations.

In life primary insurance, an implicit or explicit interest-rate guarantee is granted for the majority of contracts over their whole duration, based on a fixed interest rate applying at the time the contract is concluded. As a rule, the discount rate used to calculate the provision for future policy benefits is identical with this interest rate. An appropriate minimum return needs to be earned in the long term from the investment result (possibly also with assistance from the underwriting result) for the contractually guaranteed benefits. In health primary insurance, a discount rate is also used for calculating the provision for future policy benefits, but for long-term business this rate can generally be altered by way of premium adjustment; for short-term business, there is no direct interest-rate risk.

The discount rates relevant for the portfolio in calculating the provision for future policy benefits and the provision for outstanding claims are as follows:

Discount rates used for provisions – Primary insurance (gross)

€m[1]	Life 31.12.2007	Health 31.12.2007	Total 31.12.2007	Total Previous year
Not including guaranteed interest rate	4,672	987	5,659	5,468
Discount rate < 2.5%	2,088	32	2,120	1,649
Discount rate 2.5–3.0%	19,305	8	19,313	19,101
Discount rate 3.0–3.5%	25,755	438	26,193	26,113
Discount rate 3.5–4.0%	14,123	365	14,488	14,086
Discount rate 4.0–4.5%	34	2,478	2,512	2,065
Discount rate 4.5–5.0%	18	15,540	15,558	15,173
Discount rate > 5.0%	129	136	265	121
Total	**66,124**	**19,984**	**86,108**	**83,776**

[1] After elimination of intra-Group transactions across segments.

Generally, provisions in reinsurance and primary insurance that are not covered by deposits retained are covered by investments. In the case of a discrepancy between the durations of these investments and the liabilities ("duration mismatch"), the main risk lies in the fact that if interest rates fall markedly over the remaining settlement period of the liabilities, the return on the reinvested assets may be lower than the discount rates and thus necessitate further expenses. But a complete duration matching of liabilities with fixed-interest investments would not be expedient, because if interest rates rise, policyholders might make increasing use of their surrender rights (see below), resulting in a liquidity requirement for premature payouts.

We measure sensitivity to this interest-rate risk using an embedded value analysis; cf. page 234 f.

Other market risks and embedded derivatives

In reinsurance, other market risks are generally ruled out through suitable treaty design. In the few exceptional cases where reinsurance contracts contain embedded derivatives, these are usually hedged by means of capital market instruments.

In primary insurance, the risks to be considered in this context – besides the interest-rate guarantee, which we analyse in the modelling of the interest-rate risk – are particularly risks from unit-linked life insurance and the lump-sum option in the case of deferred pension policies. Other embedded derivates are financially insignificant.

For the unit-linked insurance contracts in our portfolios, the investments are held for the benefit of life insurance policyholders who bear the investment risk, meaning that there is no direct market risk. Appropriate product design ensures that the necessary premium portions for payment of a guaranteed minimum benefit on occurrence of death are based on the current fund assets.

The lump-sum option in the case of deferred pension policies gives policyholders the option of having their annuity paid out in a single payment at a fixed date. With this embedded derivative, there is a potential risk if an unexpectedly large number of policyholders exercise their option at an interest-rate level markedly higher than the discount rate used for the annuity calculation. But there is no direct interest-rate sensitivity or market sensitivity, since the exercise of the option by the policyholder is determined to a crucial extent by individual factors and relates to the insurance components. This option is specifically taken into account when applying the liability adequacy test prescribed by IFRS 4 to underwriting liabilities.

Lapse risks

In reinsurance, a lapse risk derives primarily from the indirect transfer of lapse risks from cedants As a rule, both this risk and the financial risk from extraordinary termination of reinsurance contracts are largely ruled out through appropriate contract design.

In life primary insurance, the reported technical provision in the case of contracts with a surrender option is generally at least as high as the relevant surrender value. Surrender values are taken into account in the amortisation of deferred acquisition costs in life primary insurance and reinsurance and in the calculation of provisions in health primary insurance. The underlying assumptions are regularly checked. The policyholder's right in some contracts to maintain the contract with a waiver of premium and an adjustment of the guaranteed benefits constitutes a partial lapse and is taken into account in the calculations analogously.

We measure sensitivity to changes in the lapse rate in life insurance and for long-term contracts in health insurance using an embedded value analysis; cf. page 234 f.

Liquidity risks

For the Munich Re Group, there could be a liquidity risk if the cash outflow for insurance claims payments exceeded the cash inflow from premiums and investments. In long-term business, we therefore analyse the expected balance from cash inflows due to premium payments and outflows for payment of insurance claims and benefits.

For the business in force at the balance sheet date, this analysis shows – as expected – a positive payment balance in reinsurance, in life primary insurance and in health primary insurance for at least each of the next five years. The liquidity risk from these segments is minimised accordingly.

Risk minimisation measures

In reinsurance, the assumption of biometric risks is controlled by means of a risk-adequate underwriting policy. Risks are restricted through appropriate treaty design, specifically by limiting the coverage in the case of non-proportional business. In particular, the underwriting of longevity risks from reinsured portfolios is strictly limited. Interest-rate and other market risks are frequently ruled out by depositing the provisions with the cedant, with a guaranteed rate of interest from the deposit. In individual cases, these risks are also hedged by means of suitable capital market instruments.

In primary insurance, there is substantial risk minimisation through product design. For the most part, prudent actuarial assumptions are used in fixing the guaranteed benefits, in addition to which policyholders are granted a performance-related participation in surplus. More than 99% of the amounts shown under (20), Provision for future policy benefits, is apportionable to such contracts. Given the relevant margins in the actuarial assumptions, it is also possible to fulfil the future guaranteed obligations without adjusting the provisions in the case of moderate changes in assumptions. Of great significance for risk-balancing in the case of adverse developments are parts of the provision for premium refunds based on national regulations, parts of the provision for deferred premium refunds resulting from other revaluations, and unrealised gains and losses on investments taken as basis for posting the provision for deferred premium refunds. Reference is made to Note (22) Other technical provisions.

In health primary insurance, there is the additional possibility of adjusting premiums for most long-term contracts. If it is foreseeable that the assumptions behind the calculation are permanently inadequate to cover expenses for claims, premiums can be raised accordingly, thus closely limiting the financial and balance-sheet effects of cost increases in healthcare and permanent changes in morbidity.

Impact on equity and the consolidated income statement

In the liability adequacy test pursuant to IFRS 4, the technical provisions and deferred acquisition costs are regularly tested to ensure they are appropriate. An adjustment is made if such tests show that the original provisions for adverse deviation allowed for in biometric actuarial assumptions, or in the assumptions for discounting provisions and for lapses, have been exhausted. Particularly in primary insurance, the possibilities of adjusting participation in surplus are taken into account.

If an adjustment is required, we recognise any deficit as an expense in the consolidated income statement.

Quantitative impacts of changes in assumptions on long-term insurance business

Munich Re measures the sensitivity of its long-term insurance business in the segments life and health using an economic analysis in the embedded value calculation; cf. page 51. This covers 100% of the long-term business in reinsurance and more than 90% in primary insurance.

The sensitivities given below measure the impact of changes in the calculation bases on the calculated economic value of our business. They take account of our risk minimisation measures and tax effects.

Embedded value sensitivities

	Reinsurance		Primary insurance	
€m	2007	Prev. year	2007	Prev. year
Embedded value at the balance sheet date	6,662	5,962	5,406	4,154
Change in the event of a sustained increase in interest rates of 100 BP	–443	–408	746	No data
Change in the event of a sustained increase in interest rates of 100 BP	515	474	–895	–1,056
Change in the event of a 10% fall in the value of equities and real estate	–3	–16	–192	–265

A 10% change in the lapse rate affects the embedded value by less than 3% in reinsurance and less than 3% in primary insurance. In life reinsurance, a sustained change of 5% in mortality alters the embedded value by around 11% in the case of contracts mainly covering the mortality risk; with contracts mainly covering the longevity risk, a corresponding change in mortality alters the embedded value by less than 1%. In life primary insurance, the sensitivity is below 2% for the mortality risk and less than 2% for the longevity risk. A sustained increase of 5% in morbidity would have no significant impact on embedded value in long-term health primary insurance owing to risk minimisation through premium adjustment.

(38) Risks from insurance contracts in the property-casualty segment

Of particular importance in this segment is the estimation risk with regard to the amount of the expect claims expenditure for future claims from current insurance contracts (premium risk) and for claims already incurred (reserve risk). In estimating claims expenditure, we also take cost increases into account. There is an interest-rate risk for parts of the portfolio. Besides this, the liquidity risk has to be taken into account.

The basis for measuring the risk assumed is an estimate of the claims frequency to be expected for a portfolio of contracts. In addition, an estimation of the claims amount is necessary, from which a mathematical distribution of the expected losses is derived. The result of these two steps is an estimation of the expected overall claims in a portfolio. A third element comprises the expected cash flows to settle claims incurred, a process which frequently extends over several years.

Premium risks

The degree of exposure to estimation risks differs according to class of business and also between primary insurance and reinsurance. On the basis of the loss ratios and combined ratios of recent years, conclusions can be drawn about the historical volatilities in the different classes of business and about possible interdependencies. The differences in volatility are due equally to fluctuations in claims burdens and fluctuations in the respective market price level for the covers granted.

Premiums, loss ratios and combined ratios by class of business

	2007	2006	2005	2004	2003
Gross premiums written in €m					
Reinsurance					
Liability	2,227	2,394	2,561	2,606	3,444
Accident	547	713	1,052	1,080	1,293
Motor	2,643	2,913	2,671	2,890	3,186
Marine, aviation, space	1,730	1,751	1,654	1,609	1,742
Fire	3,932	3,763	3,701	3,775	4,874
Engineering	1,286	1,239	1,299	1,281	1,393
Credit and bonding	710	688	695	645	905
Other classes of business	1,149	1,090	914	971	1,082
Primary insurance	5,639	5,147	5,242	5,202	5,082
Loss ratio in %					
Reinsurance					
Liability	80.4	81.7	96.6	96.4	84.1
Accident	118.6	134.0	83.4	82.2	72.8
Motor	80.9	84.9	71.5	87.6	79.1
Marine, aviation, space	63.5	67.7	80.8	66.1	60.0
Fire	52.6	32.2	107.8	54.2	60.3
Engineering	53.9	56.4	40.0	57.4	64.4
Credit and bonding	43.3	42.4	54.3	30.0	49.1
Other classes of business	76.8	56.8	70.8	61.0	68.8
Primary insurance	58.6	55.8	58.4	58.1	60.0
Combined ratio in %					
Reinsurance					
Liability	111.0	110.7	124.8	124.2	112.0
Accident	160.2	167.7	111.0	115.8	103.8
Motor	104.6	109.7	94.6	112.7	102.7
Marine, aviation, space	93.3	91.5	106.6	89.6	84.8
Fire	78.0	58.8	135.8	81.8	86.5
Engineering	87.3	87.8	75.3	89.5	94.5
Credit and bonding	85.6	78.6	93.6	61.8	83.7
Other classes of business	100.4	86.7	101.7	86.6	94.3
Primary insurance	93.4	90.8	93.1	93.0	96.4

The estimation of technological, social and demographic parameters plays an important part in assessing and pricing risks assumed in all classes of business. Beyond this, in liability insurance, workers' compensation insurance and sections of motor insurance, the development of economic and legal parameters can be significant, whereas in the lines of business fire and marine, aviation, space and sections of engineering business and primary insurance, there is a high degree of sensitivity regarding the underlying assumptions about natural catastrophes; cf. page 148 of the risk report. In the latter area, we include expected trends in our considerations when assessing the risks, with special importance given to a precise analysis of climate-related changes in the risk profile.

Reserve risks

Provisions for outstanding claims are subject to the risk that actual claims settlement may be less than or exceed the amount reserved (reserve risk). Particular attention is given to those situations where the funds dedicated to future claim payments may be inadequate.

The measurement of the provision for outstanding claims is based on historical loss development data for the different classes of business. We use a range of well-established actuarial methods in both reinsurance and primary insurance for this purpose, which embed various pricing, coverage and benefit/inflation levels. To complement these analyses, foreseeable future trends are taken into account in investigations carried out by claims and underwriting staff. As part of our regular results monitoring process, we keep a close eye on trends to ensure that the assumptions underlying the measurement of the provisions always reflect the latest developments. Consequently, in the course of reserve run-off, it may be necessary to revise the original estimates of the claims expenditure required and to adjust the provisions accordingly. We view our level of reserves as sufficient to reflect our best estimate of the current liabilities. Nevertheless, future changes to the provisions cannot be ruled out.

The development of our claims reserves in the past and the corresponding run-off results are shown under (21) Provision for outstanding claims.

A particular sensitivity exists in classes of business with long run-off periods. This characteristic applies especially to casualty insurance, where liabilities often manifest themselves with a considerable time-lag. In addition, changes in court verdicts, new loss categories, medical inflation and modifications in general life expectancy can alter the valuation of reserves. The following section discusses the areas in the current reserve portfolio where management has identified the uncertainty to be the greatest.

Asbestos insurance liabilities currently emanating predominantly from the US and some European counties are an area of concern for the entire insurance and reinsurance industry. Since the mid-eighties industrial insurers writing business worldwide have found themselves being confronted with losses from policies taken out decades before. This also applies to the Munich Re Group. In our case, the policies mainly cover claims which manifest themselves after a latency period of as long as 30 to 50 years. In response, we have posted provisions for claims under long-cancelled general liability policies which provided coverage according to the then-applicable legal environment.

Significant time lags between major events leading to insurance claims are exacerbated when it comes to reinsurance claims. Loss notification often involves a long "chain": exposure to the loss, manifestation of an injury, filing of a lawsuit against a defendant, adjudication of the suit, reporting and payment of an insurance recovery and then, finally, notification to the reinsurer. Therefore, besides monitoring these developments on a claim-by-claim level, we also monitor the development from an industry perspective, as this may be considered an important early indicator.

Provisions for asbestos and environmental claims

	31.12.2007		Prev. year	
€m[1]	Gross	Net	Gross	Net
Asbestos	1,760	1,443	1,743	1,393
Environmental	359	308	396	340

[1] The previous year's figures have been adjusted to eliminate currency translation effects.

In addition, there are loss scenarios which are highly influenced by the continuously evolving practice of jurisprudence under tort law, but also by the expansion of class action possibilities. Such scenarios include pure financial losses in developed markets, which show a rising trend, as well as the claims observable particularly in the USA involving toxic mould, construction defects and discrimination. We will continue to carefully monitor trends and to respond to the emergence of new information as appropriate. Given the unpredictable nature of court decisions and other loss-affecting factors in the markets concerned, only very vague estimates can be made of future development.

In the area of bodily injury losses, the Group carries a significant amount of reserves for individual claims where the claimant is severely injured and is in need of a high degree of individual, specialised medical treatment and care. US workers' compensation business and motor liability business in some European countries are particularly affected by such claims. In both cases, coverage is provided for permanent disability cases where the claimant is expected to live for a considerable length of time and requires significant medical attention. Accordingly, the loss provisions are highly sensitive to inflation of medical care costs and to the trend with regard to general life expectancy. Owing to unexpectedly high price inflation, we have repeatedly had to increase these provisions in the past. Future reported and paid loss amounts are constantly compared to projected amounts to check whether the existing loss development patterns are still appropriate for projecting future claims payments.

Risk minimisation measures

With our underwriting policy geared to systematic diversification, i.e. the greatest possible mix and spread of individual risks, we substantially reduce the volatility for our insurance portfolio as a whole.

Another important measure for controlling underwriting risks is the cession of a portion of our risks to other carriers via external reinsurance and retrocession; cf. (11) Ceded share of technical provisions and (29) Premiums. All our companies have intra-Group and external reinsurance and retrocession cover. Particularly important in this context is an accumulation excess-of-loss cover, which provides protection against property damage losses from natural catastrophes. The dimensions of this cover are based on analyses of our accumulation budgets in those parts of the world exposed to natural catastrophes. The protection afforded by retrocession comes into play if we are hit by an extremely large loss.

We further diversify our risk management instruments by issuing catastrophe bonds.

Reference is made to the page 139 of the risk report for information on our risk management processes.

Interest-rate risks

Economically, an interest-rate risk derives from the need to earn a return on the investments covering the provision that is commensurate with the discount rate used in measuring the provision. In balance sheet terms, the interest-rate risk affects only those parts of the technical provisions that are discounted and for which an inflow of investment income from deposits retained is not secured.

Discounted technical provisions according to discount rates (gross)

	Reinsurance		Primary insurance		Total	
€m	31.12.2007	Prev. year	31.12.2007	Prev. year	31.12.2007	Prev. year
Discount rate < 2.5%	–	–	37	1	37	1
Discount rate 2.5–3.5%	71	–	427	390	498	390
Discount rate 3.5–4.5%	2,405	2,513	87	97	2,492	2,610
Discount rate > 4.5%	–	–	–	–	–	–
Total	**2,476**	**2,513**	**551**	**488**	**3,027**	**3,001**

The major part of the discounted provisions in reinsurance are for US workers' compensation business, for which the discount rates are regulated by supervisory law. A reduction by 100 BP in these rates due to a sustained fall in the market interest rate or a change in the supervisory parameters would result in an additional reserving requirement of €216m (208m), which would have to be recognised as an expense.

The discounting of the provisions in primary insurance is also largely governed by supervisory law. Under the current conditions on the capital markets, even a sustained reduction in the interest rate level by 100 BP could not be expected to result in an adjustment of these discount rates that would significantly increase the reserving requirements.

Liquidity risks

Such risks could result for the Munich Re Group if the cash outflow for insurance claims payments were to exceed the cash inflow from premiums and regular investments. In property-casualty insurance, a distinction must be made between payments for claims for which reserves were posted in previous years and immediate payments. If claims reserves are posted, the liquidity risk can be minimised through our asset management, in which investments are geared to the characteristics of the liabilities. The proportion of immediate claims payments constitutes only a fraction of the total payments to be made and is temporally stable according to our experience. Consequently, the liquidity risks in respect of these payments can also be minimised by means of asset-liability management. Quantitative analyses relating to this may be found in (21) Provision for outstanding claims.

Impact of changes in underwriting assumptions on equity and the consolidated income statement

As part of the monitoring of our portfolio, we check whether original assumptions need to be adjusted. By means of the IFRS 4 liability adequacy test, we review expected claims expenditure in the light of updated assumptions, taking into account of our risk minimisation measures. If this test shows that an adjustment to technical provisions is required, the amount is recognised in the consolidated income statement.

(39) Credit risks from assumed and ceded reinsurance business

In connection with the business we cede, the default risk is also of relevance. For our externally placed reinsurance and retrocessions, we choose only business partners that have been approved by our Security Committee.

For the externally ceded share of our provisions, the credit ratings of our retrocessionaires and reinsurers are as follows:

Ceded share of provisions according to rating

%	2007
AAA	14.3
AA	52.1
A	24.1
BBB or lower	1.7
No rating available	7.8

41% of the ceded share of provisions is directly collateralised through deposits, so the credit risk can be ignored for this portion.

Apart from this, there are credit risks from the underwriting of credit reinsurance contracts. Information on these can be found in Note (38). Risks from insurance contracts in the property-casualty segment. We do not conduct any active credit insurance business in our primary insurance.

Further information on credit risks is provided in the risk report on page 146.

(40) Market risks from financing instruments – Sensitivity analysis

The sensitivity analysis shows the effect of capital market events on the value of investments and the corresponding impact on the income statement. Sensitivities of investments to share prices, interest rates and exchange rates are analysed independently of one another, i.e. ceteris paribus, with the change in market value being determined under selected capital market scenarios as follows:

The analysis of equities and equity derivatives is based on a change in market value of ± 10%, ± 30% of the delta-weighted exposure. For interest-rate-sensitive instruments, on the other hand, the change in market value resulting from a global change in interest rates of ± 100 BP und ± 200 BP is determined using duration and convexity. The reaction of interest-rate derivatives to the change in market value of the underlying investment is taken into account using the delta of the derivative. By contrast, changes in exchange rates affect both interest-rate-sensitive and share-price-sensitive instruments. The sensitivity of instruments in foreign currency is determined by multiplying the euro market value by the assumed change of ± 10% in the exchange rates. Alternative investments (private equity, hedge funds and commodities) are analysed together with the equities.

The effects of the capital market events listed in the following table do not take account of tax or the provision for premium refunds (gross disclosure), i.e. the analysis does not take into account the effects resulting from policyholders' participation in surplus in primary insurances of the person. The impact on the results and equity shown below would be substantially reduced if these effects were considered. It is also assumed that changes in the capital markets occur instantaneously, preventing our limit systems and active countermeasures from taking effect.

The analysis considers around 97% of the Munich Re Group's investments. Differences compared with the effects for the whole portfolio are negligible.

Market risk – Share prices

Change in market risk – Share prices

Change in share prices €bn	Impact on profit/loss[1]	31.12.2007 Impact on equity[1]	Impact on profit/loss[1]	Prev. year Impact on equity[1]
Increase of 30%	–1.095	5.940	–0.014	6.955
Increase of 10%	–0.454	2.040	–0.029	2.326
Decrease of 10%	–0.379	–1.208	–0.300	–1.997
Decrease of 30%	–1.588	–3.219	–1.920	–4.972
Market values at 31 December 2007		23.838		24.961

[1] Gross before tax and policyholder participation in surplus.

The impact on the income statement is small compared with the impact on equity, as most of the changes in value of investments sensitive to share prices are accounted for in equity, with no effect on profit or loss. Only if there is a decline in share prices by 30% is a portion of the change in value reflected in the income statement due to write-downs.

Derivative hedging measures mean that a change in share prices by 10% only has an impact of 7.7% on the income statement and equity. The recognition of these hedging transactions in profit or loss has the effect that, in the case of rising share prices, the overall impact on the income statement is nevertheless negative. The non-linear effects of the hedging measures, e.g. through puts or other asymmetrical strategies, are not visible in this presentation owing to the delta-weighted approach selected.

Market risks – Interest rates

Change in market value of investments sensitive to interest rates

Change in interest rates		31.12.2007		Prev. year
€bn	Impact on profit/loss[1]	Impact on equity[1]	Impact on profit/loss[1]	Impact on equity[1]
Increase of 200 BP	−0.280	−7.903	−0.068	−8.011
Increase of 100 BP	−0.199	−4.169	−0.190	−4.524
Decrease of 100 BP	0.312	4.609	0.483	5.581
Decrease of 200 BP	0.744	9.650	1.276	12.202
Market values at 31 December 2007		122.331		122.848

[1] Gross before tax and policyholder participation in surplus.

In terms of market value, the Munich Re Group's fixed-interest investments respond to changes in interest rates in a similar way to an interest-bearing bond with a period of around seven years to maturity. As a portion of the investments are recognised at amortised cost, however, the effects shown deviate from this.

The impact on the income statement is small compared with the impact on equity, as most of the changes in the value of fixed-interest investments are accounted for in equity, with no effect on profit or loss. Also, nearly a third of the investments considered in this analysis are measured at amortised cost, so that changes in market value have no effect on the financial statements.

Economically speaking, the impact of the fixed-interest investments on equity is paralleled by a change in the economic value of the liabilities. Therefore our asset-liability management steers the investments in such a way that the effects of interest-rate changes on the value of the investments and on the economic value of the liabilities cancel each other out. This offsetting does not have an impact on the balance sheet, however, since significant portions of the liabilities are not valued on the basis of the current interest-rate curves.

Market risk – Exchange rates

An increase of 10% in exchange rates on 31 December 2007 would have led to a change in market value of €3.616bn (3.735bn) in the investments sensitive to exchange rates totalling €43.772bn (41.245bn). Conversely, a decline of 10% in exchange rates on 31 December 2007 would have resulted in market-value changes of –€3.620bn (–3.735bn) in the investments sensitive to exchange rates. The changes in value would for the most part affect the income statement.

Our asset-liability management gears the currency structure of our assets to that of our liabilities. As a substantial portion of our non-euro liabilities is in US dollars, around 60% of the investments' sensitivity to exchange rates shown above stems from the US dollar. The British pound and the Canadian dollar contribute a further 30%. In this analysis, an increase of 10% in the exchange rate means that the foreign currencies appreciate by 10% against the euro.

Other information

(41) Parent

The parent of the Munich Re Group is Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München (Munich Reinsurance Company Joint-Stock Company in Munich), Königinstrasse 107, 80802 München. Its registered seat is Munich, Germany. In addition to its function as a reinsurer, the parent also fulfils the function of holding company for the Group.

(42) Related parties

Information on the remuneration of Board members and transactions with these persons can be found in the remuneration report, starting on page 123. Transactions between Munich Re and subsidiaries that are to be deemed related parties have been eliminated in consolidation and are not disclosed in the notes. Business relations with unconsolidated subsidiaries are of subordinate importance as a whole; this also applies to business relations with associates.

(43) Personnel expenses

The following personnel expenses are included in the operating expenses, in the expenses for claims and benefits (for claims adjustment) and in the investment result:

Breakdown of personnel expenses

€m	2007	Prev. year
Wages and salaries	2,016	1,940
Social security contributions and employee assistance	358	359
Expenses for employees' pensions	170	197
Total	**2,544**	**2,496**

(44) Long-term incentive plans

Every year since 1 July 1999, Munich Reinsurance Company has set up long-term incentive plans, each with a term of seven years. Entitled to participate in these share-price-related remuneration plans are members of the Board of Management, senior management in Munich, and top executives in Munich Re's international organisation. Participants receive a certain number of stock appreciation rights.

The relevant initial share price for the stock appreciation rights is calculated from the average of closing prices for Munich Re shares in Frankfurt Xetra trading over the last three months prior to plan commencement. The initial price for the 2007 long-term incentive plan is €134.07 (108.87). As a result of Munich Reinsurance Company's capital increase in the financial year 2003, the initial share prices for the stock appreciation rights issued up to then and the number of stock appreciation rights already granted were adjusted in accordance with the conditions. In the year under review, a total of 341,737 (443,609) stock appreciation rights were granted, 91,919 (150,687) of these to Board of Management members. The future obligations arising from the long-term incentive plans are covered by Munich Re shares.

The personnel expenses and income incurred for the stock appreciation rights are determined on the basis of the change in the fair value of the underlying options. The fair value recognises not only the intrinsic value (difference between current share price and initial share price of the stock appreciation rights) but also the possibility of growth in value up to the date of forfeiture or expiry of the rights and is determined on the basis of recognised valuation models, taking into account the exercise conditions. At each balance sheet date, the fair value is calculated and reserved; this amount is recognised in full. In the year under review, related provisions of €55.8m (63.2m) had to be posted for the reinsurers in the Munich Re Group. The personnel expenses/ income recognised in the income statement corresponds to the change in the provision in the year under review, taking into consideration any rights exercised. In 2007, this resulted in expenses of €3.9m (22.2m). The weighted average share price for the stock appreciation rights exercised in 2007 was €134.25 for plan year 2003, €131.51 for plan year 2004, and €135.26 for plan year 2005. The intrinsic value of the exercisable stock appreciation rights amounted to €31.6m at the balance sheet date.

Incentive plans 2000–2007 of the Munich Re Group's reinsurers

	Incentive Plan 2000	Incentive Plan 2001	Incentive Plan 2002	Incentive Plan 2003	Incentive Plan 2004	Incentive Plan 2005	Incentive Plan 2006	Incentive Plan 2007
Plan commencement	1.7.2000	1.7.2001	1.7.2002	1.7.2003	1.7.2004	1.7.2005	1.7.2006	1.7.2007
Plan end	30.6.2007	30.6.2008	30.6.2009	30.6.2010	30.6.2011	30.6.2012	30.6.2013	30.6.2014
Old initial share price	€319.34	€320.47	€260.37	€86.24	–	–	–	–
New initial share price after 2003 capital increase	€303.72	€304.80	€247.64	€82.02	€88.65	€88.10	€108.87	€134.07
Intrinsic value 2007 for one right	–	–	–	€46.16	€39.53	€40.08	€19.31	–
Fair value 2007 for one right	–	–	€0.22	€46.16	€40.47	€41.93	€32.78	€25.77
Number of rights on 31 Dec. 2000	80,582	–	–	–	–	–	–	–
Additions	–	109,474	–	–	–	–	–	–
Number of rights on 31 Dec. 2001	80,582	109,474	–	–	–	–	–	–
Additions	–	270	132,466	–	–	–	–	–
Forfeited	321	443	–	–	–	–	–	–
Number of rights on 31 Dec. 2002	80,261	109,301	132,466	–	–	–	–	–
Additions	3,793	5,319	6,696	439,581	–	–	–	–
Forfeited	6,199	7,192	3,962	–	–	–	–	–
Number of rights on 31 Dec. 2003	77,855	107,428	135,200	439,581	–	–	–	–
Additions	–	–	–	–	456,336	–	–	–
Forfeited	438	600	748	2,354	–	–	–	–
Number of rights on 31 Dec. 2004	77,417	106,828	134,452	437,227	456,336	–	–	–
Additions	–	–	–	320	1,697	485,527	–	–
Exercised	–	–	–	177,748	–	–	–	–
Forfeited	23	542	680	121	2,005	–	–	–
Number of rights on 31 Dec. 2005	77,394	106,286	133,772	259,678	456,028	485,527	–	–
Additions	–	–	–	–	–	–	443,609	–
Exercised	–	–	–	63,942	119,363	–	–	–
Forfeited	–	–	–	–	–	–	1,019	–
Number of rights on 31 Dec. 2006	77,394	106,286	133,772	195,736	336,665	485,527	442,590	–
Additions	–	–	–	–	–	–	6,123	341,737
Exercised	–	–	–	70,690	85,652	84,329	–	–
Forfeited	77,394	541	985	–	–	3,892	8,514	503
Number of rights on 31 Dec. 2007	–	105,745	132,787	125,046	251,013	397,306	440,199	341,234
Exercisable at year-end	–	105,745	132,787	125,046	251,013	397,306	–	–

Since 1 July 2002, ERGO Versicherungsgruppe AG and some of its subsidiaries, as well as Europäische Reiseversicherung AG and MEAG MUNICH ERGO AssetManagement GmbH, have also set up long-term incentive plans at yearly intervals and with terms of seven years each. The persons entitled to participate – Board of Management members, managing directors and, in individual cases, also top executives – are granted a defined number of stock appreciation rights in respect of Munich Re shares. The design of the plans is identical to that of Munich Re's long-term incentive plans and they are accounted for in the same way. In the year under review, a total of 121,821 (173,682) stock appreciation rights were granted, 93,988 (131,040) of these to Board of Management members. The future obligations arising from the long-term incentive plans are covered by Munich Re shares or appropriate financing instruments. In the year under review, related provisions of €18.1m (20.4m) had to be posted for the primary insurers and asset managers in the Munich Re Group. The personnel income/expenses recognised in the income statement corresponds to the change in the provision in the year under review, taking into consideration any rights exercised. In 2007, this resulted in income of €0.8m (–6.4m). The weighted average share price for the stock appreciation rights exercised in 2007 was €134.20 for plan year 2003, €132.89 for plan year 2004, and €135.19 for the plan year 2005. The intrinsic value of the exercisable stock appreciation rights amounted to €9.5m at the balance sheet date.

Incentive plans 2002–2007 of the Munich Re Group's primary insurers and asset managers

	Incentive Plan 2002	Incentive Plan 2003	Incentive Plan 2004	Incentive Plan 2005	Incentive Plan 2006	Incentive Plan 2007
Plan commencement	1.7.2002	1.7.2003	1.7.2004	1.7.2005	1.7.2006	1.7.2007
Plan end	30.6.2009	30.6.2010	30.6.2011	30.6.2012	30.6.2013	30.6.2014
Old initial share price	€260.37	€86.24	–	–	–	–
New initial share price after 2003 capital increase	€247.64	€82.02	€88.65	€88.10	€108.87	€134.07
Intrinsic value 2007 for one right	–	€46.16	€39.53	€40.08	€19.31	–
Fair value 2007 for one right	€0.22	€46.16	€40.47	€41.93	€32.78	€25.77
Number of rights on 31 Dec. 2002	45,476	–	–	–	–	–
Additions	12,898	168,681	–	–	–	–
Forfeited	529	–	–	–	–	–
Number of rights on 31 Dec. 2003	57,845	168,681	–	–	–	–
Additions	–	1,650	154,189	–	–	–
Forfeited	3,050	13,414	–	–	–	–
Number of rights on 31 Dec. 2004	54,795	156,917	154,189	–	–	–
Additions	–	87	–	211,941	–	–
Exercised	–	90,398	–	–	–	–
Forfeited	11,903	7,498	32,130	24,411	–	–
Number of rights on 31 Dec. 2005	42,892	59,108	122,059	187,530	–	–
Additions	–	–	–	–	173,682	–
Exercised	–	31,027	31,390	–	–	–
Forfeited	–	–	–	3,072	–	–
Number of rights on 31 Dec. 2006	42,892	28,081	90,669	184,458	173,682	–
Additions	–	–	–	–	–	121,821
Exercised	–	4,258	30,372	34,879	–	–
Forfeited[1]	–	–	–	–	7,483	10,422
Number of rights on 31 Dec. 2007	42,892	23,823	60,297	149,579	166,199	111,399
Exercisable at year-end	42,892	23,823	60,297	149,579	–	–

[1] Owing to retirement from the Board of Management, payments in the amount of the grant value were made in lieu of the stock appreciation rights and rights already granted under the conditions reduced pro rata temporis.

Each stock appreciation right entitles the holder to draw in cash the difference between the Munich Re share price at the time when the right is exercised and the initial share price. The stock appreciation rights may only be exercised after a two-year vesting period and then only if the share price is at least 20% higher than the initial price. In addition, Munich Re shares must have outperformed the EURO STOXX 50 twice at the end of a three-month period during the term of the plan. The gross amount that may be obtained from the exercising of the stock appreciation rights is limited to an increase of 150% of the initial share price.

When the stock appreciation rights are exercised, the cash payment is made (in the respective national currency) by the company that granted the rights. Stock appreciation rights not exercised on the last trading day of the plan term are exercised on the participant's behalf insofar as the prerequisites for this are met. If the prerequisites are not met, the stock appreciation rights are forfeited. If another company acquires control of Munich Re or the company's group of shareholders changes significantly due to a merger or comparable transaction or intended business combination ("change in control"), all plan participants from the Munich Re Group may exercise their stock appreciation rights within 60 days after the change in control becomes effective, even if the prerequisites for exercising the rights are not yet met at that juncture.

(45) Remuneration report

The total remuneration of Munich Reinsurance Company's Board of Management amounted to €17.0m (19.5m) and that of the Supervisory Board to €2.0m (1.9m). All other disclosures on the remuneration of and loans to Board members, share trading and shares held by the members of the Board of Management and the Supervisory Board, and the structure of the Board of Management's remuneration system can be found in the remuneration report, as from page 123.

(46) Employee share-ownership programmes

In 2007, Munich Reinsurance Company staff were given the opportunity to acquire up to five employee shares at preferential conditions. The purchase price per share was €98.70, resulting in a benefit of €27.00 per share based on the share price applicable at the time the programme was granted. Altogether, 2,380 staff took advantage of the offer and acquired 11,776 shares; personnel expenses totalled €318 thousand. In addition, staff of MEAG MUNICH ERGO AssetManagement GmbH or one of its subsidiaries and staff of Europäische Reiseverischerung AG had the opportunity to acquire up to five employee shares at preferential conditions. The purchase price per share was €98.70, resulting in a benefit of €27.00 per share based on the share price applicable at the time the programme was granted. Altogether, 414 MEAG staff took advantage of the offer and acquired 2,009 shares; personnel expenses totalled €13 thousand. In the case of Europäische Reiseversicherung, 111 staff acquired a total of 555 shares; the personnel expenses amounted to €15 thousand. Both programmes were carried out using own shares acquired in the financial year 2007 and, to a small extent, residual holdings of own shares acquired prior to the financial year. Differences between the cost of own shares and the personnel expenses have been recognised in retained earnings.

(47) Number of staff

The number of staff employed by the Group at year-end totalled 25,565 (25,524) in Germany and 13,069 (11,686) in other countries.

Breakdown of number of staff

	31.12.2007	Prev. year
Reinsurance companies	7,372	6,928
Primary insurance companies	30,460	29,509
Asset management	802	773
Total	38,634	**37,210**

The increase is mainly due to international acquisitions and strong growth abroad in primary insurance.

(48) Auditor's fees

For services rendered to the parent and consolidated subsidiaries by the Group auditor (KPMG Bayerische Treuhandgesellschaft AG Wirtschaftsprüfungsgesellschaft, Munich, and its affiliated companies within the meaning of Section 271 paragraph 2 of the German Commercial Code), the following fees have been recognised as an expense in the financial year:

Breakdown of auditor's fees

€'000	2007	Prev. year
Audits of financial statements	6,802	5,775
Other assurance and appraisal services	1,228	1,271
Tax consultancy services	1,324	843
Other services	1,889	2,620
Total	11,243	10,509

With effect from 1 October 2007, KPMG LLP (UK) has been an affiliated company of KPMG Germany within the meaning of Section 271 para. 2 of the German Commercial Code, following the merger to form KPMG Europe LLP. Consequently, fees paid to KPMG LLP (UK) are included for the first time in the year under review, for services rendered after 30 September 2007.

KPMG provided Munich Re with quality assurance services in technical accounting and performed systems reviews and project audits in connection with the introduction of new IT systems. The expenses for this work are shown under "other services".

(49) Contingent liabilities, other financial commitments

The Munich Re Group enters into contingent liabilities in connection with its normal business operations. Commitments under rental, work and service contracts amounted to €143m (189m). Investment obligations total €613m (376m). These figures represent undiscounted nominal amounts. Beyond this, there are other financial commitments of €82m (48m) and obligations from guarantees totalling €184m (279m). There is a letter of support for €14m (–) vis-à-vis one associate. In connection with a sale of shares, a liability towards the purchaser totalling a maximum of £2m has been assumed. There are contingent liabilities of €72m (91m) from a lease transaction with property.

Following amendments to the German Insurance Control Act (VAG) at the end of 2004, all German life and health insurers of our Group are obliged to be members of a protection fund. For life insurers, the protection fund can levy special contributions of up to one per mille of total net technical provisions, in addition to a regular contribution of 0.2 per mille of total net technical provisions. For the health insurers, there is no pre-financing, but the fund may levy special contributions of up to two per mille of net technical provisions to fulfil its functions. This could give rise to a potential payment obligation of €160m (127m) at Group level. The functions and powers of the statutory protection fund for life insurance were transferred by the Federal Ministry of Finance to Protektor Lebensversicherungs-AG in a statutory order of 11 May 2006, and those of the statutory protection fund for health insurance were entrusted to Medicator AG in another statutory order of the same date.

All information on risks arising from legal disputes can be found in the risk report.

There are no other financial commitments of significance for the assessment of the Group's financial position. No contingent liabilities have been entered into for the benefit of Board members.

(50) Leasing

The Munich Re Group as lessee

At the balance sheet date, future minimum lease payments under non-cancellable operating leases totalled €362m (398m):

Due dates

€m	31.12.2007	Prev. year
Not later than one year	104	95
Later than one year and not later than five years	175	201
Later than five years	83	102
Total	362	398

Payments from operating leases mainly concern rents for the Group's office and business premises. At €3m (3m), the payments from operating leases at the balance sheet date were insignificant.

The Munich Re Group as lessor

Operating leases mainly involve leased property. The total of future minimum lease payments under non-cancellable leases at the balance sheet date was €592m (941m).

Due dates

€m	31.12.2007	Prev. year
Not later than one year	112	186
Later than one year and not later than five years	278	448
Later than five years	202	307
Total	592	941

At €3m (–) minimum lease payments under finance leases at the balance sheet date were insignificant in scope.

(51) Events after the balance sheet date

Under the share buy-back programme decided on by the Munich Re Board of Management in the second quarter of 2007, we repurchased a further 3.4 million Munich Re shares with a volume of €444m after the balance sheet date up to 23 January 2008.

In addition, in February 2008, we sold 1.3 million put options on Munich Re shares for the share buy-back programme adopted by the Board of Management on 29 January 2008. The options will expire in October 2008 and, if exercised, will result in a buy-back volume of €149m.

Munich Re has launched a bond programme amounting to US$ 1.5bn with which so called extreme mortality risks can be placed on the capital market. A first tranche of US$ 100m has now been placed with investors at a price of 1.35% above the three-month LIBOR. This transaction is designed to protect the Munich Re Group against large losses that might result from an exceptional rise in mortality rates after major pandemics or similar events. The programme is such that Munich Re can launch further tranches at short notice, e.g. in response to increased demand for capacity from its reinsurance clients.

(52) Earnings per share

Diluting effects to be disclosed for the calculation of earnings per share were not present either in the financial year or in the previous reporting period. Earnings per share can be potentially diluted in future through the issue of shares or subscription rights from amounts authorised for increasing the share capital and from contingent capital.

Earnings per share

		2007	Prev. year[1]
Consolidated result attributable to Munich Re equity holders	€m	3,854	3,425
Number of shares at 1 Jan. financial year		225,616,173	228,007,663
Addition of own shares		17,792,102	2,391,490
Weighted average number of shares		215,328,152	227,568,187
Earnings per share	€	17.90	15.05

[1] Adjusted pursuant to IAS 8.

The first-time application of standards did not have any impact on earnings per share in the financial year 2007. The changes in accounting policies described on page 178 reduced the previous year's earnings per share by €0.21 per share.

(53) Proposal for appropriation of profit

Munich Reinsurance Company's net retained profits for 2007 according to its financial statements prepared on the basis of the German Commercial Code amount to €1,198m (1,033m). The Board of Management will propose to shareholders at the Annual General Meeting that this profit be used for payment of a dividend of €5.50 (4.50) on each share entitled to dividend and that any residual amount be carried forward to new account.

Drawn up and released for publication, Munich, 27 February 2008.

The Board of Management

Affiliated companies, participating interests and other shareholdings[1]

Company	% share of capital	Equity in €'000[2]	Result for the year in €'000[2]
Reinsurance, consolidated subsidiaries			
B&C International Insurance, Hamilton, Bermuda	100.00 %	18,167	–694
Great Lakes Reinsurance (UK) PLC, London	100.00 %	326,690	20,786
MedNet Holding GmbH, Munich	100.00 %	12,361	1,975
Münchener Rück Italia S. p. A., Milan	100.00 %	217,354	14,362
Munich American Holding Corporation, Wilmington, Delaware	100.00 %	5,617,165	4,378
Munich American Reassurance Company, Atlanta, Georgia	100.00 %	1,058,660	70,477
Munich Holdings of Australasia Pty. Ltd., Sydney	100.00 %	45,984	11,603
Munich Mauritius Reinsurance Co. Ltd., Port Louis	100.00 %	1,505	4,253
Munich Re America Corporation, Wilmington, Delaware	100.00 %	1,901,070	36,210
Munich Reinsurance Company of Africa Ltd, Johannesburg	100.00 %	96,861	21,164
Munich Reinsurance Company of Australasia Ltd, Sydney	100.00 %	81,842	8,291
Munich Reinsurance Company of Canada, Toronto	100.00 %	204,974	40,155
New Reinsurance Company, Geneva	100.00 %	628,701	153,416
Temple Insurance Company, Toronto	100.00 %	102,216	22,415
Reinsurance, associates			
Prévoyance Ré, S. A., Paris	34.00 %	29,076	2,628
Primary insurance, consolidated subsidiaries			
ERGO Versicherungsgruppe AG, Düsseldorf	94.69 %	2,831,819	506,300
Victoria General Insurance Company S. A., Athens	94.69 %	18,221	2,732
Victoria Krankenversicherung Aktiengesellschaft, Düsseldorf[3]	94.69 %	72,043	0
Victoria Lebensversicherung Aktiengesellschaft, Düsseldorf[3]	94.69 %	739,403	0
Victoria Life Insurance Company S. A., Thessaloniki	94.69 %	5,507	–379
Victoria Pensionskasse AG, Düsseldorf[3]	94.69 %	53,101	–2,167
Victoria Versicherung Aktiengesellschaft, Düsseldorf[3]	94.69 %	529,530	0
Victoria-Seguros de Vida, S. A., Lisbon	94.69 %	24,013	3,176
Victoria-Seguros S. A., Lisbon	94.69 %	20,734	3,829
VICTORIA-VOLKSBANKEN Poist'ovna, a. s., Bratislava	64.89 %	7,555	74
VICTORIA-VOLKSBANKEN pojišt'ovna, a.s., Prague	64.79 %	11,595	477
VICTORIA-VOLKSBANKEN Versicherungsaktiengesellschaft, Vienna	70.66 %	44,399	2,926
Vorsorge Lebensversicherung Aktiengesellschaft, Düsseldorf	94.69 %	26,962	2,002
Vorsorge Luxemburg Lebensversicherung S. A., Munsbach	94.69 %	10,720	2,045
Hamburg-Mannheimer N. V./S. A., Brussels	94.69 %	48,381	2,428
Hamburg-Mannheimer Pensionskasse AG, Hamburg	94.69 %	65,492	3,239
Hamburg-Mannheimer Rechtsschutzversicherungs-Aktiengesellschaft, Hamburg[3]	94.69 %	13,325	0
Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg[3]	94.69 %	262,951	0
Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg[3]	94.69 %	404,708	0
DKV BELGIUM S. A., Brussels	94.69 %	42,861	7,488
DKV Deutsche Krankenversicherung Aktiengesellschaft, Cologne[3]	94.69 %	466,704	0
DKV Luxembourg S. A., Luxembourg	71.01 %	17,596	1,740
DKV Seguros y Reaseguros, Sociedad Anónima Española, Saragossa	94.69 %	86,546	20,489
Unión Mécica la Fuencisla, S.A., Compañia de Seguros, Saragossa	94.69 %	6,694	100
D. A. S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, Munich[3]	94.69 %	236,591	15,000
D. A. S. Deutscher Automobil Schutz Versicherungs-Aktiengesellschaft, Munich[3]	94.69 %	56,299	12,000
D.A.S. Österreichische Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, Vienna	94.67 %	38,664	5,043
D. A. S. Société anonyme belge d'assurances de Protection Juridique, Brussels	94.67 %	6,879	1,436
DAS Legal Expenses Insurance Company Limited, Bristol	94.69 %	57,836	2,820
DAS Nederlandse Rechtsbijstand Verzekeringmaatschappij N. V., Amsterdam	48.29 %	45,476	17,530
DAS Rechtsschutz-Versicherungs-AG, Lucerne	94.53 %	5,198	815
KarstadtQuelle Krankenversicherung AG, Fürth	52.08 %	35,399	2,281
KarstadtQuelle Lebensversicherung AG, Fürth	52.08 %	50,345	17,500
KarstadtQuelle Versicherung AG, Fürth	52.08 %	41,301	9,415
Neckermann Lebensversicherung AG, Fürth	71.01 %	10,696	1,000
Neckermann Versicherung AG, Nuremberg	71.01 %	6,199	2,429
Quelle Lebensversicherung AG, Schwechat	52.08 %	5,709	607
ERGO Assicurazioni S. p. A., Milan	94.69 %	60,472	2,149

Company	% share of capital	Equity in €'000[2]	Result for the year in €'000[2]
ERGO Generales Seguros y Reaseguros, S. A., Madrid	94.69%	18,578	5,109
ERGO International Aktiengesellschaft, Düsseldorf[3]	94.69%	1,243,042	0
ERGO Italia S. p. A., Milan	94.69%	282,776	25,624
ERGO Kindlustuse AS, Tallinn	94.69%	36,974	7,751
ERGO Latvija Versicherung AG (ERGO Latvija Apdrosinasanas Akciju Sabiedriba), Riga	93.73%	4,501	-1,308
ERGO Lietuva draudimo UADB, Vilnius	94.69%	12,701	2,134
ERGO Previdenza S. p. A., Milan	66.62%	335,213	39,733
ERGO Vida Seguros y Reaseguros, Sociedad Anónima, Saragossa	94.69%	24,202	7,724
ERGO İsviçre Hayat Sigorta A. Ş., Istanbul	71.01%	17,797	-2,507
ERGO İsviçre Sigorta A. Ş., Istanbul	71.01%	69,506	6,029
Sopockie Towarzystwo Ubezpieczen na Zycie Ergo Hestia Spolka Akcyjna, Sopot	94.69%	19,369	3,958
Sopockie Towarzystwo Ubezpieczeniowe Ergo Hestia Spolka Akcyjna, Sopot	94.69%	213,589	26,966
Europaeiske Rejseforsikring A/S, Copenhagen	100.00%	29,806	2,529
EUROPÄISCHE Reiseversicherung Aktiengesellschaft, Munich	100.00%	84,863	4,069
Europeiska Försäkringsaktiebolaget, Stockholm	100.00%	1,737	0
Evropská Cestovní Pojišťovna A. S., Prague	90.00%	6,271	1,040
Compagnie Européenne d'Assurances, Nanterre	100.00%	3,213	-1,948
Mercur Assistance Aktiengesellschaft Holding, Munich	100.00%	-5,761	93
American Alternative Insurance Corporation, Wilmington, Delaware	100.00%	105,424	22,259
The Princeton Excess and Surplus Lines Insurance Company, Wilmington, Delaware	100.00%	38,927	8,469
Primary insurance, associates			
Bank Austria Creditanstalt Versicherung AG, Vienna	27.89%	75,026	20,916
Bloemers Holding B. V., Rotterdam	22.73%	39,778	12,310
D.A.S. Difesa Automobilistica Sinistri, S. p.A. di Assicurazione, Verona	47.34%	11,911	3,318
Europäische Reiseversicherungs-Aktiengesellschaft, Vienna	25.01%	5,797	249
Global Aerospace Underwriting Managers Ltd., London	24.90%	70,157	-7,380
Middlesea Insurance p.l.c., Floriana	19.90%	40,393	5,234
PICC Asset Management Company Ltd., Shanghai	18.60%	75,644	838
PICC Health Insurance Company Limited, Beijing	17.99%	75,332	-12,237
Saudi National Insurance Company B. S. C.(c), Manama	22.50%	18,726	6,199
Storebrand Helseforsikring AS, Oslo	47.34%	6,281	901
VEREINSBANK VICTORIA Bauspar Aktiengesellschaft, Munich	28.41%	64,966	1,993
VICTORIA-VOLKSBANKEN Pensionskassen Aktiengesellschaft, Vienna	39.27%	11,703	1,426
Financial services and asset management, consolidated subsidaries			
MEAG Hong Kong Limited, Hong Kong	100.00%	2,930	1,695
MEAG MUNICH ERGO AssetManagement GmbH, Munich	97.87%	148,760	39,766
MEAG MUNICH ERGO Kapitalanlagegesellschaft mbH, Munich[3]	97.87%	19,665	0
MEAG New York Corporation, Wilmington, Delaware	100.00%	7,363	1,831
Munich American Capital Markets, Inc., Wilmington, Delaware	100.00%	5,407	-165,367
Other participating interests in insurance companies			
Admiral Group plc, Cardiff	15.26%	207,599	203,094
Credit Guarantee Insurance Corporation, Johannesburg	7.10%	39,546	24,569
Helvetia Holding, St. Gall	8.16%	543,543	119,477
Jordan Insurance Co. p.l.c., Amman	10.00%	27,506	1,449
Mecklenburgische Lebensversicherungs-AG, Hanover[3]	12.50%	18,400	1,900
Nürnberger Beteiligungs AG, Nuremberg	19.84%	403,685	20,075
Other shareholdings in quoted companies			
BHS tabletop AG, Selb	28.91%	32,455	4,816
Forst Ebnath AG, Ebnath	96.73%	3,634	839
MEDICLIN Aktiengesellschaft, Frankfurt am Main	26.92%	140,261	3,723
Österreichische Volksbanken-AG, Vienna	9.47%	1,267,657	171,305

[1] Some of these selected participating interests are held indirectly. They are calculated proportionally in each case.
[2] The amounts are taken from the individual companies' financial statements.
They have been translated using the exchange rates applicable on 31 December 2007.
[3] Result for the year after profit transfer.

Declaration of the Board of Management

"To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the Group management report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group."

Munich, 11 March 2008

Auditor's report

The following is a translation of the auditor's opinion in respect of the original German consolidated financial statements and Group management report:

We have audited the consolidated financial statements prepared by the Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München, Munich, comprising the balance sheet, the income statement, statement of changes in equity, cash flow statement and the notes to the consolidated financial statements, together with the Group management report for the business year from 1 January to 31 December 2007. The preparation of the consolidated financial statements and the Group management report in accordance with IFRS, as adopted by the EU, and the additional requirements of German commercial law pursuant to Section 315a para. 1 of the German Commercial Code (HGB) are the responsibility of the Board of Management. Our responsibility is to express an opinion on the consolidated financial statements and on the Group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with Section 317 of the German Commercial Code and German generally accepted standards for the audit of financial statements promulgated by the German Institute of Certified Accountants (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the Group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the Group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and Group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRS, as adopted by the EU, and the additional requirements of German commercial law pursuant to Section 315a para. 1 of the German Commercial Code and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The Group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Munich, 4 March 2008

KPMG Bayerische Treuhandgesellschaft Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Klaus Becker
Wirtschaftsprüfer
(Certified public accountant)

Herbert Loy
Wirtschaftsprüfer
(Certified public accountant)

General information

Glossary

Accumulation The situation where a number of risks insured or reinsured with the same company may be affected simultaneously by a loss event.

Actuary Qualified expert who analyses problems from the area of insurance, home loans, investments and pensions using methods of probability theory and financial mathematics, and develops solutions with due regard to legal and economic parameters.

Alternative risk financing Utilising the capacity of the capital markets to cover insurance risks. An example is the securitisation of natural catastrophe risks that can no longer be borne in full by the insurance and reinsurance industry.

Asset-liability management Management of a business in a way that coordinates decisions on assets and liabilities. Specifically, it is the ongoing process of formulating, implementing, monitoring, and revising strategies related to assets and liabilities in an attempt to achieve financial objectives for a given set of risk tolerances and constraints.

Associate Company on whose financial and operating decisions a significant (but not a controlling) influence can be exercised, regardless of whether this influence is actually exercised or not. A significant influence is presumed if the proportion of voting rights lies between 20% and 50%. Investments in associates are valued according to the → equity method.

Bornhuetter-Ferguson method Standard actuarial method used to estimate the reserves needed for future claims expenditure resulting from losses that have already occurred but are not yet sufficiently specific. With this method, the overall loss expected is determined on the basis of historical data on the run-off of losses in the portfolio and an independent assessment by the insurer. These parameters are given different weightings, depending on the information available on the status of the losses.

Capital Asset Pricing Model (CAPM) Capital market model based on the portfolio theory, used to evaluate securities. The CAPM expands the portfolio theory to include the question of which part of a security's overall risk cannot be eliminated by means of risk diversification and explains how investment opportunities entailing risk are assessed in the capital markets. Accordingly, in efficient markets where prices already incorporate all the information, a greater return can only be achieved by assuming more risk.

Captive An insurance company established as a subsidiary of one or more industrial/trading companies or groups mainly for the purpose of insuring the risks of these companies and their affiliates.

Cash flow statement Statement disclosing the origin and utilisation of cash during the financial year. It shows the change in liquid funds separately according to cash flows from operating activities, cash flows from investing activities, and cash flows from financing activities.

Catastrophe bond Also referred to as "cat bonds" and "act of God bonds" catastrophe bonds are used to transfer natural catastrophe risks to the capital markets. The buyers of such bonds profit from a comparatively high coupon rate, but assume all or part of the (re)insurer's risk with regard to a natural catastrophe. If a catastrophe exceeds the predefined → parametric trigger, some or all of the capital and interest is used to pay the (re)insurer's financial loss from the natural catastrophe instead of being repaid/credited to the buyers.

Cedant Client of a reinsurance company (see also → primary insurer).

Chain ladder method Standard (multiplicative) actuarial method used to estimate the reserves needed for future claims expenditure on the assumption that the cumulative loss will rise by the same factor in all accident years. With this method, the overall loss expected is determined exclusively on the basis of historical data on the run-off of losses in the insurer's portfolio.

Claims equalisation provision Provisions required by national regulations to smooth fluctuations in loss experience in future years. In IFRS accounting, they are recognised in equity.

Combined ratio Percentage ratio of the sum of net claims expenses plus net operating expenses to net earned premiums. It corresponds to the sum of the loss ratio and the expense ratio.

Composite insurer Insurer that writes both life and non-life business.

Consolidation Combining the items from the individual financial statements of the companies belonging to the Group into one → consolidated financial statement, in which items involving intra-Group transactions are eliminated.

Convexity A volatility measure to describe how a bond's price will change as interest rates rise or fall. As with duration, the concept of convexity is based on an estimate of the bond's present value.
A customary bond with regular coupon payments and complete repayment of the principal on maturity will rise in price more strongly if interest rates decline than it will fall in price if interest rates rise. This phenomenon of convexity is caused by a change in the bond's duration when interest rates change. Falling interest rates result in an increase in the bond's duration and thus in its interest rate sensitivity, so that if interest rates continue to fall, the price rise accelerates. In the case of rising interest rates, the converse occurs.

Customised Portfolio Solutions (CPS) CPS is Munich Re's centre of competence for retrospective reinsurance cover in non-life classes of business. Frequently also referred to as run-off cover, this protects the cedant against the risk of loss portfolios producing worse run-off results than expected.

Deferred acquisition costs Costs incurred for the acquisition or the renewal of insurance policies (e.g. commission, cost of processing applications) which are capitalised and amortised over the term of the contracts.

Delcredere Delcredere insurance provides suppliers of goods or services with insurance against the risk of default due to insolvency of the customer.

Delta The delta or delta factor is a measure of the change in the option price relative to a change in the value of the underlying asset by one unit. If, for example, an option has a delta of 2, the option price rises by 2% if the value of the underlying asset increases by 1%.

Deposits retained on assumed reinsurance and ceded business Receivables which reinsurers have vis-à-vis their cedants for collateral (cash deposits) that has been retained by the cedants as a security to cover future reinsurance claims. The cedants show the retained funds as deposits withheld on ceded business.

Directors' and officers' liability insurance Customarily abbreviated to "D&O", this is insurance for the personal liability of the directors and officers of companies, i.e. for board members, general managers and internationally comparable executives.

Duration The average term of an interest-sensitive investment (or → portfolio) and a measure of the risk of its sensitivity to changes in interest rates.

Effective interest method Method of determining the → amortised cost of financial instruments and the distribution of interest earnings and expenses between individual periods. IAS 39 requires that effective interest must include fees, other transaction costs and any premiums or discounts.

Embedded value Concept used in valuing life and health insurance business. Embedded value mainly comprises the present value of earnings from business in force, calculated according to actuarial principles, plus the value of equity, including valuation reserves, and less the cost of holding capital.

Equity method Investments in → associates have to be valued in the consolidated financial statements using the equity method.The "at equity" value corresponds to the Group's proportionate share of the shareholders' equity of the entity concerned.

Event limit A limit restricting the maximum indemnity for a certain type of event that typically results in large numbers of individual losses, e.g. earthquake.

Expense ratio Percentage ratio of operating expenses to earned premiums.

Exposure The measurable extent of a risk or portfolio of risks; basis for calculating premiums in reinsurance.

Factor-based risk approach Simplified capital model based on applying a series of "factors" (or capital charges) to volumes such as premiums, reserves or asset values.The model provides only a crude proxy for the risk-based capital requirements.

Facultative reinsurance The reinsurer assumes a share of selected individual risks.The primary insurer can offer an individual risk in reinsurance, which the reinsurer for its part can either accept or decline (cf. → obligatory reinsurance).

Fair value The amount for which an asset could be exchanged between knowledgeable, willing parties in an arm's-length transaction. Where there is an active market, the fair value of an asset is its current → market value. Alternatively, the fair value may be determined on the basis of recognised valuation methods.

Goodwill Any excess of the purchase price of a subsidiary over the acquirer's interest in the fair value of the net assets as at the acquisition date. Goodwill is not amortised but subjected to an impairment test. A writedown is made for any impairment loss.

Gross/net The terms gross and net mean before and after deduction of the portion attributable to business ceded in reinsurance. Instead of "net", the term "for own account" is sometimes used.

IBNR reserve Provision for claims that are not yet known to the insurer (IBNYR = incurred but not yet reported) but also for claims whose case reserves are not sufficient (IBNER = incurred but not enough reserved).

Integrated risk management (IRM) Holistic management of insurance risks in life and non-life business and of investment risks. IRM essentially rests on four pillars → asset-liability management, active capital management, → accumulation control, and operational risks.

Investments for the benefit of life insurance policyholders who bear the investment risk Investments for policyholders under → unit-linked life insurances. They also include investments under index-linked life insurance policies whose performance depends on share or currency indices. Obligations arising from this type of contract are mainly recognised under the balance sheet item "technical provisions for life insurance policies where the investment risk is borne by the policyholders".

Layer Term used in excess-of-loss reinsurance to denote a stratum of cover. Its point of attachment and extent is defined in terms of the sum insured. Example: €5,000 in excess of €1,000 refers to the layer €1,000 to €6,000.

Liquidity risk The risk of not being able to meet payment obligations when they are due.

Loss ratio Percentage ratio of claims expenses to earned premiums.

Marine The insurance of ships and their cargoes.

Medicator Medicator AG is the German private health insurers' fund for the protection of policyholders. It guarantees that a health insurance company's contractual obligations will be fulfilled in the event that the company encounters financial difficulties.

Minority interests in equity and earnings That part of the equity and earnings of subsidiaries that is attributable to shareholders outside the Group.

Mortality table Table developed using methods of probability theory for estimating the expected mortality of policyholders in a portfolio of life or health insurance contracts. It shows the probability of future mortality on a differentiated basis according to age and other factors, often taking into account demographic trends. Mortality tables with provision for adverse deviation are generally used for measuring technical provisions.

Net expenses for claims and benefits These include the expenses for claims (claims payments and the change in the provision for outstanding claims), expenses for premium refunds and the change in the remaining technical provisions (provision for future policy benefits and other), in each case after deduction of the ceded share.

Net operating expenses Commission, personnel costs and general expenses for the acquisition and ongoing administration of insurance contracts, less any commission reimbursed by reinsurers, including profit commission, plus expenses from amortisation of → PVFP.

Net premium Amount relevant for determining the provision for future policy benefits as per FAS 120. The net premium derives from the gross premium less the premium portions used to amortise the acquisition costs

Non-proportional reinsurance Under this form of reinsurance, the reinsurer assumes payment of the primary insurer's loss above a defined amount. The calculation of the reinsurance premium is based on claims experience with the type of business concerned.

Obligatory reinsurance Although obligatory reinsurance agreements contain agreed periods of notice, they are generally concluded for an unlimited duration. These treaties between insurers and reinsurers may therefore run for long periods (cf. facultative reinsurance).

Offshore energy insurance Umbrella term for the insurance of risks such as oil platforms and production facilities at sea, plus the related technical equipment.

Operating result before taxes on income Consolidated result from ordinary activities, before finance costs and taxes on income.

Parametric trigger Predefined objective criteria that a natural catastrophe has to meet in terms of severity (moment magnitude in the case of earthquake; wind speed in the case of windstorm) for cover to attach.

Policyholders' bonuses In life and health insurance, policyholders are entitled by law and contractually to an appropriate share of the surplus earned by their insurers. The amount of this bonus is fixed anew each year. As a rule, in life insurance these bonuses increase the benefit payable on maturity of the policy or on occurrence of the insured event; in health insurance, they are paid by way of premium refunds.

Portfolio In the case of insurers and reinsurers, portfolio usually means all the risks assumed in insurance and reinsurance respectively.

Preferred lives products Special life insurance products available to "preferred lives", i.e. applicants chosen according to criteria in addition to age, sex and tobacco use, and expected to experience lower mortality as a group than other persons of the same age. Such criteria usually comprise accident risk, sports and health. A preferred lives product provides suitable applicants with cover (e.g. for mortality) at a lower premium.

Premium The amount that has to be paid for the insurance cover provided by an insurer. It may be paid as a regular or single premium. In the case of products that are largely of an investment nature (e.g. financing treaties and unit-linked life insurance) it only includes – under IASs/IFRSs – the amount serving to cover the risk and costs.
In IAS/IFRS financial statements there are no "premiums from the provision for premium refunds" either. Premiums written means all premium income that has become payable in the financial year. The portion of this premium income that constitutes payment for insurance cover in the financial year is referred to as earned premiums.

Primary insurer Insurance company that assumes risks in return for an insurance premium and has a direct contractual relationship with the holder of the insurance policy (private individual, firm or organisation).

Property-casualty One of the segments in our segment reporting; chiefly containing the classes liability, accident, motor, marine, aviation, space, fire and engineering.

Proportional reinsurance Form of reinsurance in which the sum insured written by the primary insurer is divided proportionally between the primary insurer and the reinsurer, and the reinsurer is allocated a corresponding share of the premiums and claims.

Protektor Protektor Lebensversicherungs-AG is the protection facility created by German life insurers to safeguard policyholders' interests. It protects insureds against the consequences of a life insurer's insolvency. Policies are maintained and maturity benefits are preserved, as are risk protection and the policyholder bonuses already granted.

Provision for future policy benefits Technical provision calculated using actuarial methods to cover future benefits to which policyholders are entitled, especially in life, health and personal accident insurance. It amounts to the balance of the present value of future obligations less the present value of future premiums.

Provision for outstanding claims Provision for claims that have already been incurred at the balance sheet date but have either not yet been reported or not yet been fully settled.

Provisions for premium refunds Provisions made for obligations involving bonuses and rebates – especially in life and health insurance – which are not yet payable at the balance sheet date; the amount posted is based on supervisory or contractual regulations. They also include the policyholders' share of accumulated valuation differences between IASs/IFRSs and the German Commercial Code (provision for deferred premium refunds).

PVFP (Present value of future profits) When insurance companies or individual insurance portfolios are acquired, the present value of the expected earnings from the business acquired is capitalised as PVFP. This intangible asset arises in particular when life or health insurance companies are acquired.

Reinsurance capacity Amount of cover that a reinsurance company or the market as a whole can make available.

Reinsurer Insurance company that assumes the insurance risks of other insurance companies without itself having any direct contractual relationship with the policyholder.

Renewals Although obligatory reinsurance agreements contain agreed periods of notice, they are generally concluded for an unlimited duration. These treaties between insurers and reinsurers may therefore run for long periods. In such cases, the treaty conditions are usually adjusted in renewal negotiations each year, and the treaties renewed.

Retention That part of the risk assumed which the insurer/reinsurer does not reinsure/ retrocede, i.e. retains net for own account.

Retrocessionaire Reinsurer that reinsures reinsurance business assumed by other insurance companies. Retrocession enables the reinsurer to lay off part of its risk to other insurance companies.

Risk trading Trading of risks on the capital markets.

Run-off triangle Also known as "loss triangle", this is a tabular representation of claims-related data (such as payment, claims reserve, ultimate loss) in two, time-related dimensions. One of these is the calendar year, while the other is usually the accident year (year of the loss occurrence). Run-off triangles – as the basis for measuring claims reserves – make clear how the claims reserve changes over the course of time due to payments made and new estimates of the expected ultimate loss at the respective balance sheet date.

Scenario analysis Type of analysis used to investigate how certain key figures (market values or carrying amounts) change in the event that predefined market developments occur. Scenario analyses usually take the form of average if-then analyses.

Security Ability (and willingness) of a reinsurer to meet its financial obligations from reinsurance agreements in full and at all times. Security depends on such factors as earnings capacity, quality of investments, capitalisation and liquidity.

Segment reporting Presentation of the items in the annual financial statements according to classes of business and regions.

Solvency II Project of the European Commission to revise European insurance supervisory regulations to protect policyholders against loss. The project's main objectives are further harmonisation of the financial services sector, creation of a level playing field, risk-based determination of capital-adequacy requirements, inclusion of qualitative factors in the supervisory process, promotion of active internal risk management, and enhancement of risk transparency for supervisory authorities and the public. Solvency II follows the three-pillar approach used in Basel II: minimum capital requirements (quantitative), supervisory review process (qualitative), and market discipline (disclosure).

Solvency An insurance company's capitalisation.

Statutory surplus Surplus recorded in the balance sheet of US insurance companies on the basis of the statutory accounting regulations used by US state supervisory authorities.

Stress test A special form of –> scenario analysis. The aim is to make a quantitative statement on the loss potential of portfolios in the event of extreme market fluctuations.

Sublimit Specific upper limit of liability, e.g. for certain risk classes or geographical scopes of cover under a (re)insurance contract.

(Re)Takaful Islamic form of (re)insurance which attaches particular significance to the idea of mutual assistance and solidarity among the community of insureds. Premiums are therefore paid as a kind of donation to help members of the community who sustain losses. In addition to this communal risk-sharing, surpluses are placed at the disposal of the community. Premiums are invested according to strictly Islamic principles (interest is prohibited and sectors such as gambling or alcohol excluded). Most of the resultant profits are also returned to the community. The (Re)Takaful company receives a fee for managing the funds.

Technical provisions Uncertain liabilities directly connected with insurance business. These provisions are made to ensure that obligations under insurance contracts can always be met.

Technical result Balance of income and expenses apportionable to (re)insurance business.

Termination rate Basis for measuring technical provisions in life and health insurance and pension obligations. It measures the probability of a policy being terminated because of death, lapse or other circumstances, leading to the payment of policy benefits or the cessation of annuity payments.

Ultimate loss As calculated at the end of the calendar year under consideration, the ultimate loss for an accident year indicates the estimated aggregate claims expenditure that will have to be paid to finally settle the claim(s). It comprises the claims payments already made for the accident year in question and the remaining claims reserve posted for payments in future years. Since claims reserves are based on estimates, the ultimate loss changes from one calendar year to the next. Reference may therefore also be made to the ultimate loss position or the ultimate loss estimate.

Underwriter Member of an insurance or reinsurance company that acts on behalf of his or her employer to negotiate, accept or reject the terms of a (re)insurance contract.

Unearned premium The portion of premium income in the financial year that is attributable to periods after the balance sheet date is accounted for in the technical provisions as unearned premiums.

Unit-linked life insurance A type of life insurance with a savings component, where the benefits payable depend on the performance of the assets invested in a fund. The investment risk is borne by the policyholder.

Universal life Contracts in life primary insurance where the amount of the premiums or benefits is not guaranteed or fixed, and the policyholder can vary the premium payments within certain limits.

Value at risk Method of quantifying risk, which measures the potential future losses that may not be exceeded within a specified period and with a specified probability.

Important addresses

Münchener Rückversicherungs-Gesellschaft
Königinstrasse 107
80802 München
Germany

Reinsurance

UK
Great Lakes Reinsurance (UK) PLC
Plantation Place
30 Fenchurch Street
London EC3M 3AJ
Tel.: +44 20 3003 7000
Fax: +44 20 3003 7010
E-mail: 30Fsreception@munichre.com
www.greatlakes.co.uk

Italy
Münchener Rück Italia S.p.A.
Corso Venezia, 48
20121 Milano
Tel.: +39 02 764 161
Fax: +39 02 76 41 69 00
E-mail: mritalia@munichre.com
www.munichre.it

Switzerland
New Reinsurance Company
Rue de l'Athénée 6–8
P. O. Box 35 04
1211 Genève 3
Tel.: +41 22 31 98 500
Fax: +41 22 31 05 332
E-mail: geneva@newre.com
www.newre.com

Canada
Munich Reinsurance Company of Canada (MROC)
Munich Re Centre
390 Bay Street, 22nd Floor
Toronto, Ont., M5H 2Y2
Tel.: +1 416 366 9206
Fax: +1 416 366 4330
E-mail: toronto@mroc.com
www.mroc.com

Temple Insurance Company
Munich Re Centre
390 Bay Street, 22nd Floor
Toronto, Ont., M5H 2Y2
Tel.: +1 416 364 2851
Fax: +1 416 361 1163
www.mroc.com/temple

USA
Munich Reinsurance America Inc.
555 College Road East
Princeton, NJ 08543-5241
Tel.: +1 609 243 4200
Fax: +1 609 243 8181
E-mail: info@munichreamerica.com
www.munichreamerica.com

Munich American Reassurance Company
56 Perimeter Center East, N.E.
Atlanta, GA 30346-2290
Tel.: +1 770 350 3200
Fax: +1 770 350 3300
www.marclife.com

Australia
Munich Holdings of Australasia
PTY Limited (MHA)
Munich Re House
143 Macquarie Street
Sydney NSW 2000 Australia
P.O. Box H35 Australia Square
Sydney NSW 1215 Australia
Tel.: +6 129 272 8000
Fax: +6 129 251 2516
E-mail: MRA@munichre.com

South Africa
Munich Reinsurance Company of Africa Limited (MRoA)
Munich Re Centre
47 Empire Road, Parktown
Johannesburg 2193, P.O. Box 6636
Johannesburg 2000
Tel.: +27 11 242 2000
Fax: +27 11 242 2200
E-mail: mroa@munichre.com

Further addresses are available on our website
www.munichre.com.

Primary insurance

ERGO Versicherungsgruppe AG
Victoriaplatz 2
40198 Düsseldorf
Tel.: 02 11/49 37-0
Fax: 02 11/49 37-15 00
E-mail: info@ergo.de
www.ergo.de

Victoria Lebensversicherung AG
Victoria Versicherung AG
Victoria Pensionskasse AG
Victoriaplatz 1 und 2
40198 Düsseldorf
Tel.: 02 11/4 77-0
Fax: 02 11/4 77-22 22
E-mail: info@victoria.de
www.victoria.de

Victoria Krankenversicherung AG
Victoriaplatz 2
40198 Düsseldorf
Tel.: 02 11/4 77-0
Fax: 02 11/4 77-42 99
E-mail: info@victoria.de
www.victoria.de

Hamburg-Mannheimer Versicherungs-AG
Hamburg-Mannheimer Sachversicherungs-AG
Hamburg-Mannheimer Rechtsschutzversicherungs-AG
Hamburg-Mannheimer Pensionskasse AG
Überseering 45
22297 Hamburg
Tel.: 0 40/63 76-0
Fax: 0 40/63 76-33 02
E-mail: KSC@hamburg-mannheimer.de
www.hamburg-mannheimer.de

DKV
Deutsche Krankenversicherung AG
Aachener Strasse 300
50933 Köln
Tel.: 0 18 01/35 81 00
Fax: 01 80/5 78 60 00
E-mail: service@dkv.com
www.dkv.com

D.A.S. Deutscher Automobil Schutz
Allgemeine Rechtsschutzversicherungs-AG
D.A.S. Deutscher Automobil Schutz
Versicherungs-AG
Thomas-Dehler-Strasse 2
81728 München
Tel.: 0 18 05/17 01 70
Fax: 0 89/62 75-16 50
E-mail: info@das.de
E-mail: Kundenservice@das.de
www.das.de

KarstadtQuelle Lebensversicherung AG
KarstadtQuelle Versicherung AG
KarstadtQuelle Krankenversicherung AG
Nürnberger Strasse 91–95
90758 Fürth
Tel.: 09 11/1 48-16 66
Fax: 09 11/1 48-16 67
E-mail: info@kqv.de
www.kqv.de

Neckermann Lebensversicherung AG
Neckermann Versicherung AG
Karl-Martell-Strasse 60
90344 Nürnberg
Tel.: 09 11/3 22-16 66
Fax: 09 11/3 22-16 67
E-mail: info@neckermann-versicherungen.de
www.neckermann-versicherungen.de

KarstadtQuelle Financial Services GmbH
Wahlerstrasse 2
40472 Düsseldorf
Tel.: 02 11/4 77 88-10
Fax: 02 11/4 77 88-01
E-mail: info@kqfs.de
www.kqfs.de

ERGO People & Pensions GmbH
Immermannstrasse 23
40210 Düsseldorf
Tel.: 02 11/49 37-76 00
Fax: 02 11/49 37-76 29
E-mail: info@ergo-people-and-pensions.de
www.ergo-people-and-pensions.de

Further addresses may be obtained from the 2007 annual report of ERGO Versicherungsgruppe AG.

Europäische Reiseversicherung AG
Vogelweidestrasse 5
81677 München
Tel.: 0 89/41 66-00
Fax: 0 89/41 66-18 55
E-mail: contact@erv.de
www.erv.de

Mercur Assistance AG Holding
Vogelweidestrasse 3
81677 München
Tel.: 0 89/4 18 64-0
Fax: 0 89/4 18 64-130
www.mercur.de

Asset management

MEAG MUNICH ERGO AssetManagement GmbH
Oskar-von-Miller-Ring 18
80333 München
Tel.: 0 89/24 89-0
Fax: 0 89/24 89-25 55
E-mail: info@meag.com
www.meag.com

Index of key terms

Quarterly figures

		31.12.2007	30.9.2007	30.6.2007	31.3.2007[1]
Balance sheet					
Investments	€m	176,154	179,356	178,937	179,274
Equity	€m	25,458	24,857	25,330	26,341
Net technical provisions	€m	152,436	155,739	155,651	155,475
Balance sheet total	€m	214,253	217,245	218,945	218,395
Shares					
Share price	€	132.94	134.77	136.19	126.61
Munich Re's market capitalisation	€bn	29.0	29.4	29.7	29.1
Other					
Combined ratio **Reinsurance property-casualty**	%	96.4	98.0	98.4	101.8
Primary insurance property-casualty	%	93.4	92.9	93.3	102.1
Number of staff		38,634	38,006	37,748	37,754

[1] Adjusted pursuant to IAS 8.

€m	Total	Q4 2007	Q3 2007	Q2 2007	Q1 2007[1]
Gross premiums written	37,262	9,186	9,148	8,908	10,020
1. Earned premiums					
Gross	37,187	9,630	9,151	9,263	9,143
Ceded	1,512	378	383	402	349
Net	35,675	9,252	8,768	8,861	8,794
2. Investment result					
Investment income	15,071	3,776	3,625	3,685	3,985
Investment expenses	5,799	2,140	1,635	1,200	824
Total	9,272	1,636	1,990	2,485	3,161
3. Other income	2,376	804	553	607	412
Total income (1–3)	47,323	11,692	11,311	11,953	12,367
4. Expenses for claims and benefits					
Gross	31,317	7,472	7,462	7,736	8,647
Ceded	843	269	180	168	226
Net	30,474	7,203	7,282	7,568	8,421
5. Operating expenses					
Gross	9,271	2,448	2,263	2,365	2,195
Ceded	393	66	107	142	78
Net	8,878	2,382	2,156	2,223	2,117
6. Other expenses	2,882	998	741	627	516
Total expenses (4–6)	42,234	10,583	10,179	10,418	11,054
7. Result before impairment losses of goodwill	5,089	1,109	1,132	1,535	1,313
8. Impairment losses of goodwill	11	11	–	–	–
9. Operating result before tax	5,078	1,098	1,132	1,535	1,313
10. Finance costs	333	95	89	79	70
11. Taxes on income	808	414	–173	298	269
12. Minority interests					
13. Consolidated result	3,937	589	1,216	1,158	974
Attributable to Munich Re equity holders	3,854	560	1,196	1,140	958
Attributable to minority interests	83	29	20	18	16

[1] Adjusted pursuant to IAS 8.

		Total	Q4 2007	Q3 2007	Q2 2007	Q1 2007[1]
Earnings per share	€	17.90	2.68	5.63	5.22	4.35

[1] Adjusted pursuant to IAS 8.

Important dates 2008/2009

2008	
17 April 2008	Annual General Meeting
18 April 2008	Dividend payment
8 May 2008	Interim report as at 31 March 2008
6 August 2008	Interim report as at 30 June 2008
6 August 2008	Half-year press conference
7 November 2008	Interim report as at 30 September 2008

2009	
26 February 2009	Balance sheet press conference for 2008 financial statements (preliminary figures)
22 April 2009	Annual General Meeting
23 April 2009	Dividend payment
6 May 2009	Interim report as at 31 March 2009
4 August 2009	Interim report as at 30 June 2009
4 August 2009	Half-year press conference
5 November 2009	Interim report as at 30 September 2009

Münchener Rückversicherungs-Gesellschaft
Königinstrasse 107
80802 München
Germany
www.munichre.com

Responsible for content
Group Accounting
Corporate Communications

Editorial deadline: 26 February 2008

Concept and design
ANZINGER I WÜSCHNER I RASP
Agentur für Kommunikation, Munich

Picture credits
Mierswa-Kluska, Munich, cover, pp. 4,
6 f., 10 f., 14 f., 18 f., 22 f ., back cover
Oliver Soulas, Munich, pp. 8, 13, 21, 25
Frank Bauer, Munich, pp. 2, 28 f., 30
Claudia Kempf, Wuppertal, p. 28 f.
Travelpix Ltd/Getty, p. 12
Pueschner/laif, p. 20
Hoffmann/Picture Press/picture alliance, p. 25
Munich Reinsurance Company, pp. 9, 17

Printed by
Druckerei Fritz Kriechbaumer
Wettersteinstr. 12
82024 Taufkirchen
Germany

The official German original of this report is also available from the Company. In addition, you can find our annual reports and interim reports, along with further information about Munich Re, on the internet at www.munichre.com.

Service for investors and analysts
If you have general questions on Munich Re shares, please use our shareholder hotline:
Tel.: (0 18 02) 22 62 10 (6 cents per call from the Deutsche Telekom network)
E-mail: shareholder@munichre.com

If you are an institutional investor or analyst, please contact our investor relations team:
Sascha Bibert
Tel.: +49 (89) 38 91-39 00
Fax: +49 (89) 38 91-98 88
E-mail: investorrelations@munichre.com

Service for media
Journalists receive information from our Press Division:
Dr. jur. Christian Lawrence
Tel.: +49 (89) 38 91-54 00
Fax: +49 (89) 38 91-35 99
E-mail: presse@munichre.com

All greenhouse gas emissions caused by production of this report are offset through high-quality emission-reduction projects.

Multi-year overview

		31.12.2007	31.12.2006[1]	31.12.2005[1]	31.12.2004	31.12.2003
Balance sheet						
Investments	€m	176,154	176,872	177,171	178,132	171,881
Equity	€m	25,458	26,320	24,298	20,492	19,298
Net technical provisions	€m	152,436	153,872	154,131	154,327	147,476
Balance sheet total	€m	214,253	215,845	218,707	214,791	209,384
Shares						
Dividend per share	€	5.50	4.50	3.10	2.00	1.25
Amount distributed	€m	1,124	988	707	457	286
Share price	€	132.94	130.42	114.38	90.45	96.12
Munich Re's market capitalisation	€bn	29.0	29.9	26.3	20.8	22.1
Other						
Combined ratio Reinsurance property-casualty	%	96.4	92.6	111.7	98.9	96.5
Primary insurance property-casualty	%	93.4	90.8	93.1	93.0	96.4
Number of staff		38,634	37,210	37,953	40,962	41,431

[1] Adjusted pursuant to IAS 8.

	€m	2007	2006[1]	2005	2004	2003
Gross premiums written		37,262	37,436	38,199	38,071	40,431
Net earned premiums		35,675	35,714	36,210	36,534	37,617
Investment result		9,272	8,972	10,818	8,041	7,131
Other income		2,376	1,784	1,465	1,116	1,211
Total income		47,323	46,470	48,493	45,691	45,959
Net expenses for claims and benefits		30,474	29,780	33,352	31,636	32,487
Net operating expenses		8,878	8,834	9,165	8,847	8,997
Other expenses		2,882	2,375	1,826	1,839	2,504
Total expenses		42,234	40,989	44,343	42,322	43,988
Result before amortisation and impairment losses of goodwill		5,089	5,481	4,150	3,369	1,971
Amortisation and impairment losses of goodwill		11	4	7	344	687
Operating result		5,078	5,477	4,143	3,025	1,284
Finance costs		333	310	378	426	–[2]
Taxes on income		808	1,648	1,014	712	1,752
Consolidated result		3,937	3,519	2,751	1,887	–468
Attributable to Munich Re equity holders		3,854	3,425	2,679	1,833	–434
Attributable to minority interests		83	94	72	54	–34

[1] Adjusted pursuant to IAS 8.
[2] Finance costs shown under "other expenses".

	€	2007	2006[1]	2005	2004	2003
Earnings per share		17.90	15.05	11.74	8.01	–2.25

[1] Adjusted pursuant to IAS 8.



Königinstrasse 107
80802 München
Germany

Order number 302-05612

Münchener Rück
Munich Re Group

RECEIVED

2008 APR 16 P 12: 17

. . FICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Attn. Ms. Mary Cascio
100 F Street. NE
Washington, DC 20549

USA

Central Division Group Legal
Queries to Mr. Dr. Mörlein

Tel.: +49 (89) 3891-9853
Fax: +49 (89) 3891-79853

Date: 03 April 2008
E-mail: wmoerlein@munichre.com

Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München
Exemption under Rule 12g3-2(b) of the Securities Exchange Act of 1934
Registration No. 82 - 34975

Dear Ms. Cascio,

Ref.: Annual General Meeting 2008

Enclosed you will find a

- Munich Re Group's annual report 2007,
- Munich Re's annual report 2007
- the invitation to our annual general meeting and
- a short information on the financial year 2007.

Further more we send you

- the list of participations (german version),
- an updated preview of important dates,
- press release about RoRaC and Changing gear dated 25 February 2008,
- the publication and notification of transactions in accordance with section 15a of the WpHG 2008,
- notifications relating to holding of voting rights 2008
- Munich Re Board of Management and Supervisory Board declaration of conformity with the German Corp.Gov.Code,

We will send you the Annual Document (in accordance with section 10 para. 1 of the German Securities Prospectus Act (WpHG)) as soon as it is published.

Yours sincerely,

Münchener Rückversicherungs-Gesellschaft

i.V. Mörlein

Annual General Meeting 2008
Your invitation

Münchener Rück
Munich Re Group





Contents



The joy of winning – Five articles in the Munich Re Group Annual Report illustrate the intelligence and technique behind Munich Re's record-breaking performances, its fitness in competition, its boldness and resolve in developing innovative solutions, and its will to succeed: www.munichre.com

Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München, Munich

We hereby invite our shareholders to the
121st Annual General Meeting,
to be held at the ICM – International Congress Center Munich,
Am Messesee 6, 81829 München, Messegelände,
at **10 a.m. on Thursday, 17 April 2008.**

Agenda

1 a) Submission of the report of the Supervisory Board and the corporate governance report including the remuneration report for the financial year 2007

b) Submission of the adopted Company financial statements and management report for the financial year 2007, the approved consolidated financial statements and management report for the Group for the financial year 2007, and the explanatory report on the information in accordance with Sections 289 para. 4 and 315 para. 4 of the German Commercial Code

These documents are available on the internet at www.munichre.com/agm as components of the annual reports of Munich Reinsurance Company and the Munich Re Group. They will be sent to shareholders on request.

2 Resolution on the appropriation of the net retained profits from the financial year 2007

The Supervisory Board and the Board of Management propose that the net retained profits for 2007 of €1,198,387,685.00 be utilised as follows:

Payment of a dividend of €5.50 per share entitled to dividend	€1,124,308,410.50
Carried forward to new account	€74,079,274.50
Net retained profits	€1,198,387,685.00

The proposal for the appropriation of the profit takes into account own shares held directly or indirectly by the Company as well as own shares acquired by the Company and earmarked for retirement, which as per Section 71b of the German Stock Companies Act are not entitled to dividend. Up to the Annual General Meeting, the number of shares entitled to dividend may decrease or increase through the further acquisition or sale of own shares. In this case, an appropriately modified proposal for the appropriation of the profit, with an unchanged dividend of €5.50 per share entitled to dividend, will be made to the Annual General Meeting.

3 Resolution to approve the actions of the Board of Management

The Supervisory Board and the Board of Management propose that approval for the actions of the members of the Board of Management in financial year 2007 be given for that period.

4 Resolution to approve the actions of the Supervisory Board

The Supervisory Board and the Board of Management propose that approval for the actions of the members of the Supervisory Board in financial year 2007 be given for that period.

5 Authorisation to buy back and use own shares

Unless expressly permitted by law, Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München (hereinafter referred to as "Munich Reinsurance Company" or "the Company") requires the authorisation of the Annual General Meeting to buy back shares. As the authorisation granted on 26 April 2007 expires in October 2008, it will be proposed to the Annual General Meeting that the Company be again authorised to buy back own shares.

The Supervisory Board and the Board of Management propose that the following resolutions be adopted:

a) The Company shall be authorised to buy back its own shares up to a total amount of 10% of the share capital at the time the resolution is adopted. The authorisation may be exercised as a whole or in part amounts, on one or more occasions and for one or more purposes by the Company, but also by dependent Group companies or enterprises in which the Company has a majority shareholding, or by third parties for its or their account. The shares acquired plus other own shares in the possession of the Company or attributable to the Company in accordance with Section 71a ff. of the German Stock Companies Act may at no time amount to more than 10% of the share capital. The authorisation may not be used for trading in own shares.

b) The shares shall be acquired at the discretion of the Board of Management aa) via the stock exchange or bb) via a public purchase offer to all shareholders or cc) via a solicitation to all shareholders to submit offers (request to sell) or dd) via a public offer to all shareholders to exchange Munich Re shares for shares in another listed company as defined in Section 3 para. 2 of the German Stock Companies Act. In cases bb), cc), and dd), the provisions of the German Securities Acquisition and Takeover Act shall be observed where applicable.

aa) If the shares are bought back via the stock exchange, the purchase price (excluding incidental expenses) may not exceed by more than 10% or undercut by more than 20% the arithmetic mean of the closing price in Xetra trading on the Frankfurt stock exchange determined for Company shares with the same securities reference number on the last three days of trading prior to the commitment to purchase.

bb) If the shares are bought back via a public purchase offer, the purchase price per share or the upper and lower limits of the price range (excluding incidental expenses) may not exceed or undercut by more than 20% the arithmetic mean of the closing price for Company shares with the same securities reference number in the closing auction in Xetra trading on the Frankfurt stock exchange on the fifth, fourth and third trading day before the date on which the offer is published. If after a public purchase offer there are significant deviations in the relevant share price, the offer may be adjusted. In this case, the basis for determining the purchase price or the purchase price range will be the arithmetic mean of the closing price for Company shares with the same securities reference number in Xetra trading on the Frankfurt stock exchange on the fifth, fourth and third trading day before the public announcement of the adjustment. The volume may be restricted. If the offer is oversubscribed, acceptance shall be based on quotas. For this, the Company may provide for preferred acceptance of small lots of shares (up to 100 shares tendered per shareholder). The purchase offer may provide for further conditions.

cc) If the Company publicly solicits submission of offers to sell Munich Reinsurance Company shares, the Company may in its solicitation state a purchase price range within which offers may be submitted. The solicitation may provide for a submission period, terms and conditions, and the possibility of adjusting the purchase price range during the submission period if after publication of the solicitation significant share price fluctuations occur during the submission period. Upon acceptance, the final purchase price shall be determined from all the submitted sales offers. The purchase price (excluding incidental expenses) for each Company share may not exceed or undercut by more than 20% the average closing price of Company shares in Xetra trading during the last five trading days prior to the relevant date. The relevant date shall be the date on which the offers are accepted by the Company. If the number of Company shares offered for sale exceeds the total volume of shares the Company intended to acquire, acceptance shall be based on quotas. Furthermore, the Company may provide for preferred acceptance of small lots of shares (up to 100 shares tendered per shareholder).

dd) In the case of a public offer to exchange Munich Re shares for shares in another listed company ("exchange shares") as defined in Section 3 para. 2 of the German Stock Companies Act, a certain exchange ratio may be specified or also determined by way of an auction procedure. A cash benefit may also be provided for as an additional payment to the exchange offered or as compensation for any fractional shares. In each of these procedures for the exchange of shares, the exchange price or the applicable top and bottom end of the price range in the form of one or more exchange shares and calculated fractional amounts, including any cash or fractional amounts (excluding incidental expenses), may not exceed or undercut by more than 20% the relevant value of Munich Re shares.

The basis for calculating the relevant value of each Munich Re share and of each exchange share shall be the respective arithmetic mean closing price in Xetra trading on the Frankfurt stock exchange on the fifth, fourth and third trading day before the date on which the exchange offer is published. If the exchange shares are not traded in the Xetra trading system on the Frankfurt stock exchange, the basis shall be the closing prices quoted on the stock exchange having the highest average trading volume in respect of the exchange shares in the course of the preceding calendar year. If after a public exchange offer there are significant deviations in the relevant share price, the offer may be adjusted. In this case, the basis for the adjustment shall be the arithmetic mean closing price on the fifth, fourth and third trading day before the date of the public announcement of the adjustment. The volume may be restricted. If the exchange offer is oversubscribed, acceptance shall be based on quotas. For this, the Company may provide for preferred acceptance of small lots of shares (up to 100 shares tendered per shareholder). The exchange offer may provide for further conditions.

c) The Board of Management shall be empowered to use shares acquired on the basis of the aforementioned or previously granted authorisations or in accordance with Section 71d sentence 5 of the German Stock Companies Act for all legally admissible purposes, and in particular as follows:

aa) They may be used for launching the Company's shares on foreign stock exchanges where they are not yet listed.

bb) They may be sold directly or indirectly in return for non-cash payment, in particular as part of offers to third parties in connection with mergers or acquisitions of companies or parts of companies, shareholdings or assets connected with such investments. Selling in this connection may also include the granting of conversion or subscription rights or of warrants and the transferring of shares in conjunction with securities lending.

cc) They may be sold to third parties for cash other than via the stock exchange or via an offer to all shareholders.

dd) They may be offered for subscription to the holders of conversion rights or warrants issued by the Company or one of its dependent Group companies.

ee) They may be offered as employee shares to staff of the Company or of enterprises affiliated with the Company within the meaning of Section 15 ff. of the German Stock Companies Act.

ff) They may be retired without a further resolution of the Annual General Meeting being required. Any retirement may be limited to a portion of the bought-back shares. The Board of Management may determine that the shares can also be retired in a simplified process, without reducing the share capital, by adjusting the proportion of the Company's share capital represented by each of the remaining no-par-value shares. In this case, the Board of Management shall be authorised to adjust the number of no-par-value shares in the Articles of Association.

d) The price at which the shares are launched on other stock exchanges in accordance with item c) aa or sold in accordance with item c) cc may not significantly undercut the stock price determined for Company shares with the same securities number in the opening auction in Xetra trading on the Frankfurt stock exchange (excluding incidental costs) on the day the shares are launched or the binding agreement with the third party is concluded. In addition, in these cases the sum of the shares sold, together with any shares that may be issued or sold during the term of this authorisation by excluding the shareholders' subscription rights, directly or indirectly pursuant to Section 186 para. 3 sentence 4 of the German Stock Companies Act, may not exceed a total of 10% of the share capital at the time the shares are issued or sold or are to be issued.

e) Should the Xetra trading system be replaced by a comparable successor system, the latter shall also take the place of the Xetra trading system for the purposes of this authorisation.

f) The authorisations in accordance with item c) may be utilised one or more times, partially or wholly, individually or jointly; the authorisations in accordance with item c) bb, cc, dd or ee may also be utilised by dependent Group companies or enterprises in which the Company has a majority shareholding, or utilised for its or their account by third parties.

g) Shareholders' subscription rights in respect of these bought-back shares shall be excluded insofar as the shares are used in accordance with the authorisations in items c) aa, bb, cc, dd or ee. Beyond this, if bought-back shares are sold via an offer to the shareholders, the Board of Management shall be entitled to exclude shareholders' subscription rights insofar as this is necessary to grant subscription rights to the bearers of Company or Group company convertible bonds or bonds with warrants to the extent to which such bearers would be entitled as shareholders after exercising their warrants or after the conversion requirements from such bonds have been satisfied.

h) The authorisation shall run until 16 October 2009. The authorisation to buy back shares granted by the Annual General Meeting on 26 April 2007 shall be cancelled as from the moment this new authorisation comes into effect. If, on the basis of the authorisation of 26 April 2007, options whose term has not yet expired on 17 April 2008 have been issued to buy back own shares, the authorisation in respect of these options shall apply up to the end of their term and of a subsequent share acquisition, at the latest, however, up to 25 October 2008; own shares acquired by exercising these options shall be credited to shares purchased on the basis of the authorisation proposed by the Annual General Meeting on 17 April 2008 under this agenda item and also under item 6 of the agenda.

6 Authorisation to buy back own shares using derivatives

In addition to the acquisition channels proposed in the authorisation under item 5 of the agenda, the possibility to buy back own shares by using derivatives is also to be provided for.

The Supervisory Board and the Board of Management therefore propose that the following resolutions be adopted:

a) By virtue of the authorisation granted at the Annual General Meeting on 17 April 2008 under item 5 of the agenda, the Company may in accordance with the provisions of items b) to h) buy back own shares also by using derivatives in the form of put options, call options or a combination of both (hereinafter referred to as "options").

b) Options may be used in one of the channels outlined under aa, bb or cc or in a combination of these:

aa) Put or call options may be issued and purchased via Eurex Deutschland or LIFFE (or comparable successor systems). In this case, the Company shall inform shareholders of any planned issue or purchase of put or call options by placing a public announcement in the newspapers. Different exercise prices (excluding incidental expenses) on different due dates may be selected for the options, even if the options are being issued or acquired at the same time.

bb) The issue of put options, the purchase of call options, or a combination of both as well as their respective fulfilment may also be conducted outside the stock exchanges listed under aa) if the shares to be delivered to the Company on exercise of the options have previously been acquired via the stock exchange at the current share price in Xetra trading on the Frankfurt stock exchange.

cc) The conclusion of put or call option contracts may be publicly offered to all shareholders or option contracts may be concluded with a bank or a credit institution (hereinafter referred to as "issuing undertaking") in accordance with Section 53 para. 1 sentence 1 or Section 53b para. 1 sentence 1 or para. 7 of the German Banking Act subject to the obligation to offer these options to all shareholders for subscription.

The Company may only buy back the options outlined under items aa to cc in order to retire them.

c) In the case of item b) aa and bb, the exercise price of the options (excluding incidental expenses) per share may not exceed or undercut by more than 20% the price determined for Company shares with the same securities number in the opening auction in Xetra trading on the Frankfurt stock exchange on the day the option contract is concluded. If own shares are bought back using options, the acquisition price (excluding incidental expenses) payable by the Company for the shares corresponds to the exercise price agreed on in the option. The acquisition price (excluding incidental expenses) paid by the Company for options may not lie above, nor the sale price (excluding incidental expenses) collected by the Company for options below, the theoretical market value of the respective option determined according to recognised principles of financial mathematics, the calculation of such market value considering among other things the agreed exercise price.

d) In the case of item b) cc, the exercise price of the options (excluding incidental expenses) per share may not exceed or undercut by more than 20% the arithmetic mean of the closing price determined for Company shares with the same securities number in Xetra trading on the Frankfurt stock exchange on the fifth, fourth and third trading day prior to publication of the offer. In the event that the offer to shareholders is oversubscribed, allocation shall be based on quotas. The Company may provide for a preferred offer for concluding option contracts or a preferred allocation of options for small lots of shares (options up to 100 shares per shareholder).

e) The term of the options shall be so determined that exercising options to acquire shares will be completed by 16 October 2009 at the latest. The Company may use options to acquire own shares up to a maximum of 5% of the share capital at the time the resolution is adopted at the Annual General Meeting.

f) If options are used to buy back own shares, taking due account of item b) aa or bb, shareholders shall not have a claim to conclude such option contracts with the Company, in line with the provisions of Section 186 para. 3 sentence 4 of the German Stock Companies Act. Shareholders shall also not have the right to conclude option contracts to the extent that, on conclusion of option contracts pursuant to item b) cc, the Company has provided for a preferred offer or preferred allocation for the conclusion of option contracts with regard to small lots of shares. Shareholders shall have a right to offer their shares to the Company only insofar as the Company is obligated to purchase shares from them pursuant to the option contracts.

g) Should the Xetra trading system be replaced by a comparable successor system, the latter shall also take the place of the Xetra trading system for the purposes of this authorisation.

h) In all other respects the requirements and uses of the authorisation granted under item 5 of the agenda shall apply.

7 Amendment to Article 15 of the Articles of Association (Remuneration of the Supervisory Board)

The Supervisory Board and the Board of Management propose that the remuneration of the Supervisory Board be adjusted to take account of current circumstances. Fixed remuneration is to be marginally increased. In addition, greater allowance than in the past should be made for the substantial workload involved and specialist knowledge required. Consequently, the compensation of the Chairman of the Supervisory Board should rise to 250% of fixed and variable remuneration (hitherto 200%) and the amounts additional to fixed remuneration referred to in para. 1 sentence 1 should increase to 100% or 50% (hitherto 50%/25%) for members of the committees. In addition, the proposal also stipulates in para. 2a) an increase in the base amount for result-related annual remuneration to earnings per share of 12 euros (hitherto 4 euros) and a rise in the maximum amount of remuneration to 40,000 euros (hitherto 36,000 euros), while lowering the unit amounts for computational reasons to 4,000 euros (hitherto 4,500 euros). In line with suggestions in the German Corporate Governance Code (item 5.4.7 para. 2 sentence 2), it is proposed that para. 2 be amended to read that the result-related remuneration of members of the Supervisory Board should include components up to a maximum of 10,000 euros p.a. based on the company's long-term performance (para. 2b). The variable remuneration is to be linked to the objectives of the Changing Gear programme for profitable growth.

In connection with the forthcoming adjustments, the maximum overall compensation is also to be raised to 300% (hitherto 250%) of fixed remuneration. The Nomination Committee, which was newly formed in accordance with the German Corporate Governance Code, will by its very nature meet less regularly than the other committees; in deviation of the general regulation in para. 3, its members shall therefore only receive, pursuant to para. 4, payment of an attendance fee of 2,000 euros for each meeting.

The Board of Management and the Supervisory Board propose that Article 15 of the Articles of Association be reworded as follows:

"(1) Each member of the Supervisory Board shall receive an annual remuneration of 50,000 euros. The Chairman of the Supervisory Board shall be entitled to two-and-a-half times, and the Deputy Chairman to one-and-a-half times, this remuneration.

(2) In addition, each member of the Supervisory Board shall receive

a) result-related annual remuneration. This shall amount to 4,000 euros for each full euro by which earnings per share exceed 12 euros in the financial year for which the remuneration is paid ("remuneration year"), but to a maximum of 40,000 euros.

b) result-related annual remuneration with long-term incentivisation of 10,000 euros. This shall be paid out if earnings per share in the remuneration year exceed earnings per share in the third financial year preceding the remuneration year by at least 30%.

The Chairman of the Supervisory Board shall be entitled to two-and-a-half times, and the Deputy Chairman to one-and-a-half times, these amounts. The basis for calculating the result-related remuneration shall be the undiluted earnings per share from continuing operations, as shown in the consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs).

(3) Each member of a committee shall receive an additional amount equivalent to 50%, and the chairman of a committee an additional amount equivalent to 100%, of the remuneration provided for under para. 1 sentence 1. This shall not apply to the chairman and members of the Conference Committee set up in accordance with Section 27 para. 3 of the German Co-Determination Act and the Nomination Committee.

(4) The members of the Audit Committee and the Nomination Committee shall receive an attendance fee of 2,000 euros for each meeting of the Committee they attend. For members of the Audit Committee, this shall apply only if the meeting of this committee does not take place on the same day as a Supervisory Board meeting.

(5) The total annual remuneration of members of the Supervisory Board in accordance with paras. 1 to 4 shall be limited to three times the amount payable under para. 1.

(6) The Company shall reimburse the members of the Supervisory Board for their expenses and for turnover taxes.

(7) Supervisory Board members who have only served on the Supervisory Board or one of its committees for part of the financial year or of the three-year assessment period for remuneration in accordance with para. 2b) shall be remunerated on a pro rata basis. For the calculation of long-term remuneration pursuant to para. 2b) membership on the Supervisory Board of at least six months in the respective financial year shall be deemed as membership during the full financial year.

(8) These provisions shall apply for the first time to the remuneration payable for the financial year 2009. The provisions relating to the Nomination Committee shall apply for the first time to the financial year 2008."

Report of the Board of Management on the exclusion of subscription rights proposed under items 5 and 6 of the agenda (Section 186 para. 4 sentence 2 in conjunction with Section 71 para. 1 item 8 of the German Stock Companies Act)

1 Re item 5 on the agenda

The Annual General Meetings of recent years have adopted resolutions authorising the Company to buy back and use own shares. The current authorisation expires on 25 October 2008. Therefore, the proposed resolution before you is designed to grant a new authorisation.

The Company is again to be given the opportunity, either on its own or via dependent Group companies or enterprises in which the Company has a majority shareholding or via third parties acting for its or their account, to buy back own shares up to a total amount of 10% of the Company's current share capital.

For this purpose, the Company is to be enabled to buy back shares not only via the stock exchange but also through a public offer to shareholders of the Company or through a public solicitation to shareholders to submit an offer to sell Company shares. The Company is also to be given the possibility to offer not only cash but also shares in other listed companies by way of exchange, which for shareholders can be an attractive alternative to a public purchase offer. It gives the Company additional scope for optimally structuring share buy-backs, which is also in the interests of the shareholders. A certain exchange ratio must be specified for this. A cash benefit may also be provided for as an additional payment to the exchange offered or as compensation for any fractional shares. In order to simplify the acquisition process, if the number of Company shares tendered or offered for sale exceeds the total volume of shares the Company intended to acquire, acquisition or acceptance will be effected by excluding the right of shareholders to offer shares based on the ratio of shares tendered or offered. The preferred acceptance of small lots of shares (up to 100 shares tendered per shareholder) also serves to simplify the process.

Own shares which the Company buys back may be sold again via the stock exchange or a public offer to all shareholders. This takes account of the legal principle of equal treatment (Section 53a of the German Stock Companies Act).

Besides this, the Company may also limit the shareholders' subscription rights and, pursuant to Article 186 para. 3 sentence 4 of the German Stock Companies Act, may sell the Company's own shares to institutional investors, for example, or launch the shares on foreign stock exchanges. This is in the interest of the Company and puts it in a position to react quickly and flexibly to favourable stock market situations. The shares may only be sold at a price which does not significantly undercut the current stock market price. The Board of Management will endeavour – taking into account current market circumstances – to keep any discount on the stock market price as low as possible. It will only avail itself of this authorisation to exclude subscription rights in the sale of own shares insofar as – together with existing authorisations to issue shares by making it easier to exclude shareholders' subscription rights, namely from capital approved for this purpose, or as a result of an issue of convertible bonds or bonds with warrants – the limit of 10% of the Company's share capital is not exceeded.

The authorisation is also designed to give the Company the option of having own shares available to offer as a consideration in connection with mergers, acquisitions of companies or the purchase of shareholdings. International competition and the globalisation of the economy also require this type of acquisition financing. The proposed authorisation is intended to give the Company the necessary scope to take quick and flexible advantage of opportunities that arise for acquiring companies or shareholdings. This is reflected in the proposed exclusion of subscription rights. In determining the valuation ratios, the Board of Management will ensure the interests of the shareholders are appropriately considered. As a rule, when measuring the value of the shares offered as a consideration, it will take as a basis the stock market price of Munich Re shares. However, a systematic coupling of the valuation to a stock market price is not provided for, in particular to prevent fluctuations in the share price from jeopardising negotiation outcomes once they have been reached. Disposals against non-cash payment are also to include indirect processing in which a bank acts as a go-between.

The Company will have the possibility to issue convertible bonds or bonds with warrants against both cash and non-cash payment. To service these bonds, it may be expedient to use own shares in part or in full, instead of a capital increase. This is also provided for in the authorisation, with an exclusion of shareholders' subscription rights.

Finally, the authorisation allows the possibility, in the event of own shares being sold by means of an offer to all shareholders, for shareholders' subscription rights to be partially excluded in favour of the holders of convertible bonds or bonds with warrants. This enables the holders of convertible bonds or bonds with warrants to be granted a subscription right as protection against dilution, instead of a reduction of the exercise or conversion price.

Besides this, the Company is to be enabled to issue employee shares to staff of the Company or of its affiliated enterprises. The issue of employee shares serves to integrate staff into the Company and promotes the assumption of co-responsibility. Therefore, the issue of employee shares is in the interests of both the Company and its shareholders. We would like to be able to offer our employees own shares also within the framework of innovative participation models, for instance in connection with conditions that bind the employee to a certain period of service with the Company. We also wish to have the option of linking a share offer or share issue to other conditions, for example personal performance objectives, objectives within the employee's divisional unit or department, or to a project or to Company profit targets or targets relating to Munich Re shares. For this purpose, it should also be possible to set an issuing price that is below the respective current share price on the stock exchange. The benefit should in this case not be determined purely in terms of a formal discount. Rather, the overall amount of the benefit granted in each case to an employee through discounted shares should be in a reasonable proportion to the remuneration of the employee or to the expected advantage to the Company subject to the condition being fulfilled. In order to achieve the above objectives, it is necessary to exclude the subscription rights of shareholders. This option will only be exercised if, in the estimation of the Board of Management, it is in the interests of the Company and thus its shareholders.

As outlined above, not only the shares acquired on the basis of this resolution are to be used. The authorisation is also intended to include shares acquired on previous occasions. It is advantageous for the Company and creates further flexibility to be able to use these own shares in the same way as those acquired on the basis of this new resolution.

Own shares acquired on the basis of a resolution taken to authorise the buy-back of shares may be retired without requiring a new resolution of the Annual General Meeting. The Annual General Meeting may resolve to retire no-par-value shares without reducing the share capital. The proposed authorisation provides for this option in addition to retirement with a share capital reduction. If own shares are retired without reducing the share capital, the proportion of the unchanged share capital represented by each of the other no-par-value shares automatically increases. The Board of Management is therefore also to be authorised to make the necessary amendment to the Articles of Association to take account of the resultant reduction in the number of no-par-value shares.

2 Re item 6 of the agenda

Apart from the possibilities to buy back own shares as provided for under item 5 of the agenda, the Company is also to have the option of purchasing own shares using derivatives, in accordance with the authorisation granted at last year's Annual General Meeting.

The Company has already made successful use of this possibility within the framework of the authorisation granted last year. This procedure has confirmed that for the Company it may be advantageous to sell put options or purchase call options instead of directly acquiring Company shares. The Board of Management intends to use put and call options or a combination of both only as a supplement to conventional share buy-backs.

When selling put options, the Company grants the acquirer of the put options the right to sell Munich Re shares to the Company at a price laid down in the put option (exercise price). In return, the Company receives an option premium, which corresponds to the economic value of the disposal right taking into account the exercise price, the term of the option and the volatility of Munich Re shares. If the put option is exercised, the option premium paid by the acquirer of the put option reduces the countervalue rendered as a whole by the Company for the acquisition of the shares. It is economically expedient for the option holder to exercise the put option if the Munich Re share price at the time of exercise is lower than the exercise price, because the holder can then sell the shares at the higher exercise price. From the Company's point of view, the advantage of share buy-backs using put options is that the exercise price is fixed on the day that the option contract is concluded, whilst the liquid funds do not flow until the exercise date. Furthermore, owing to the option premium collected, the acquisition price of the shares for the Company is lower than the share price when the option contract is concluded. If the option holder does not exercise the option because the share price at the exercise date is higher than the exercise price, the Company is unable to acquire any of its own shares in this way but still has the collected option premium.

In the case of a call option, the Company acquires the right – against payment of an option premium – to purchase a predetermined number of shares at a predetermined price (exercise price) from the seller of the option, the writer. It is economically expedient for the Company to exercise the call option if the Munich Re share price on the date the option is exercised is higher than the exercise price, because it can then purchase the shares from the writer at the lower exercise price. In this way, the Company hedges against rising share prices. In addition, the Company's liquidity is not affected, since the fixed acquisition price for the shares does not need to be paid until the call options are exercised.

The issue or purchase of options via a European derivatives exchange such as Eurex Deutschland or LIFFE offers the Company additional flexibility to acquire own shares with due consideration for the effect on the stock exchange. The buy-back of own shares corresponds to indirect acquisition via the stock exchange. To ensure that any shareholders interested potentially have the possibility to participate in such models, the proposed resolution stipulates that shareholders have to be informed prior to the issue or exercise of such options.

Besides this, the Company is also to be enabled to make a public offer to all shareholders to conclude put and call option contracts. In this case, all shareholders are given the opportunity to offer the Company their shares at a price fixed in the option agreement; alternatively, they have the possibility to collect an option premium. This may be termed a "reverse subscription rights issue", i.e. here the shareholder is to be given the right to surrender shares to the Company. This right may have an economic value that then benefits all shareholders. In conducting the transaction, an issuing house may be called in to act as an intermediary for reasons of organisational processing. Shareholders shall have no right to conclude option contracts, however, to the extent that on conclusion of option contracts, the Company has provided for a preferred offer or preferred allocation for the conclusion of option contracts with regard to small lots of shares. This facilitates the application of such a model. The Board of Management assumes that the advantages of such a facilitation outweigh any conceivable minor disadvantages to shareholders.

Option contracts may also be concluded over the counter and not as a public offer to all shareholders (including employing an issuing house as an intermediary). This gives the Company the necessary flexibility to react quickly to market situations. The issue or acquisition of options via a stock exchange may be more expensive or a public offer to all shareholders may take longer than if the transaction were concluded over the counter. There may be other good reasons in the interests of the Company for entering into such an over-the-counter transaction rather than making an offer to all shareholders. In this case, and in keeping with the principle of equal treatment, the respective counterparty may upon exercise of the option deliver only shares that have been acquired via the stock exchange at the current share price in Xetra trading (or a comparable successor system) on the Frankfurt stock exchange. On conclusion of a put option contract, such a requirement must be an integral part of the transaction. On conclusion of a call option contract, the Company may exercise the option only if it has been ensured that on exercising the option the respective counterparty delivers only shares that satisfy the aforementioned requirements. The fact that the respective counterparty in the option contract delivers only shares acquired under the aforementioned conditions is intended to satisfy the legal requirement of equal treatment of shareholders pursuant to the provisions in Section 71 para. 1 item 8 sentence 4 of the German Stock Companies Act.

The acquisition price to be paid by the Company for the shares is the exercise price fixed in the particular put or call option. The exercise price may be higher or lower than the market price of Munich Re shares when the put option is sold or the call option acquired, but it may not exceed or undercut by more than 20% the price determined for Company shares with the same securities reference number in the opening auction in Xetra trading (or a comparable successor system) on the Frankfurt stock exchange on the day the option contract is concluded. In accordance with the proposals submitted under agenda items 6 b) aa and bb, the option premium agreed on by the Company when selling the put options or acquiring the call options may not be lower (in the case of put options) or higher (in the case of call options) than the theoretical market value of the respective options on the settlement date, determined according to recognised principles of financial mathematics, the calculation of such market value considering among other things the agreed exercise price.

A claim by shareholders to enter into such option contracts with the Company as mentioned above is excluded pursuant to Section 186 para. 3 sentence 4 of the German Stock Companies Act. By excluding subscription rights, the Company – unlike in an offer to all shareholders to purchase options – is in a position to conclude options contracts at short notice. The procedure for fixing the option premium and exercise price described above is designed to rule out economic disadvantages for shareholders from the buying back of shares using put or call options. As the Company collects or pays a fair market price, shareholders not involved in the option transactions do not suffer any loss in value. This corresponds to the position of shareholders in the case of share buy-backs on the stock exchange, where in fact not all shareholders can sell shares to the Company. The equal treatment of shareholders is ensured in the same way as with customary buy-backs via the stock exchange, through the fixing of a fair market price. This is also in line with Section 186 para. 3 sentence 4 of the German Stock Companies Act, according to which the exclusion of subscription rights is justified if the pecuniary interests of shareholders are safeguarded.

If a public offer is made to all shareholders to conclude an options contract or options contracts have been concluded with an issuing house subject to the obligation to offer the options to shareholders on subscription, the exercise price per share may not exceed or undercut by more than 20% the arithmetic mean of the closing price determined for Company shares with the same securities number in Xetra trading (or a comparable successor system) on the Frankfurt stock exchange on the fifth, fourth and third trading day prior to publication of the offer.

If shares are bought back using put or call options, shareholders are to have a right to offer their shares only insofar as the Company is obligated to purchase the relevant shares under the options. Otherwise, the use of put or call options in buying back own shares would not be possible, and the Company would not be able to derive the associated benefits. Having carefully weighed up the interests of the shareholders and the Company and having consulted with the Supervisory Board, the Board of Management considers the non-granting or restriction of the shareholders' rights to offer shares to be justified in such cases, given the advantages resulting from the use of put or call options for the Company.

The Board of Management will, after careful consideration of all the aspects – in particular the interests of the shareholders and those of the Company – determine the acquisition channels and all other modalities regarding the use of the proposed authorisations to buy back own shares. It will report to the next Annual General Meeting on buying back own shares and the use of derivatives to buy back own shares.

Preconditions for attending the Annual General Meeting

In accordance with Article 6 of the Articles of Association, every shareholder may attend the Annual General Meeting in person or be represented by a proxy, provided the shareholder has given notice of his or her intention to participate to the Board of Management of the Company **not later than Thursday, 10 April 2008**, and is entered in the register of shareholders. The shares entered in the register of shareholders on 10 April 2008 shall be material for establishing the right to participate and the right to vote.

Registration may be made via the internet at **http://www.munichre.com/agm**. Shareholders who are already registered for electronic mailing of Annual General Meeting documents should use their shareholder number and the password they have selected. All other shareholders entered in the shareholders' register will receive their shareholder number and a related access code with the letter of invitation to the Annual General Meeting by post. These shareholders can register at the following address

Münchener Rückversicherungs-Gesellschaft
GL 1.2 – Hauptversammlung
80791 München

using the form sent.

As part of our service, we are again offering shareholders the opportunity to have their voting rights exercised at the Annual General Meeting by one of the proxies nominated by the Company. These proxies will act solely in accordance with the instructions they receive from the shareholders. Should an individual vote take place on an item on the agenda, the instructions issued for that item shall apply to each subitem. However, the proxies are unable to accept requests concerning notification to speak or ask questions, or instructions to propose motions at the Annual General Meeting. The proxies may be appointed in writing by means of the form sent to shareholders, or via the internet at www.munichre.com/agm. Instructions issued to the proxies via the internet may be changed on the day of the Annual General Meeting at www.munichre.com/agm right up to the end of the general debate.

Shareholders may also exercise their voting rights through another proxy, a bank or a shareholders' association. In this case, the proxies must give due notice of their intention to attend, or arrange for the shareholders to give such notice for them. If neither a bank nor a shareholders' association is authorised as a proxy, authorisation must be granted in writing, by fax using number +49 (89) 38 91-45 15, or online via the internet at www.munichre.com/agm.

If a bank is entered in the shareholders' register, it may only exercise the voting rights for shares that it does not own if it has an authorisation to do so from the shareholders concerned.

At the date on which the Annual General Meeting was announced (11 March 2008), the share capital of the Company consisted of 217,888,670 no-par-value shares, the total number of shares entitled to participate and vote was 204,419,711 no-par-value shares.

Transmission of the Annual General Meeting on the internet

We are again offering shareholders who are unable to attend the Annual General Meeting in person the chance to follow the whole Annual General Meeting live on the internet (also at www.munichre.com/agm), using their shareholder number and their above-mentioned password or access code. The opening of the Annual General Meeting by the Chairman of the Meeting and the report of the Chairman of the Board of Management can be publicly viewed live on the internet (www.munichre.com/agm) and will be available after the Annual General Meeting as a recording. The entire live transmission will not be recorded.

Enquiries or motions from shareholders

Questions from shareholders regarding the Annual General Meeting should be sent to the following address only:

Münchener Rückversicherungs-Gesellschaft
GL 1.2 – Hauptversammlung
80791 München
Fax: +49 (89) 38 91-45 15

or by e-mail to

shareholder@munichre.com.

This is also the address to which motions from shareholders within the meaning of Section 126 of the German Stock Companies Act must be sent; motions sent to other addresses cannot be considered. Countermotions required to be made public that reach us no later than two weeks before the day of the Annual General Meeting will be published on the internet at www.munichre.com/agm. Any comments by the management will also be posted there.

Munich, March 2008

The Board of Management

Information in accordance with Section 128 para. 2 sentences 6 to 8 of the German Stock Companies Act

Banks which were members of a syndicate responsible for handling the most recent issue of the Company's securities in the past five years:

Deutsche Bank AG, Frankfurt am Main

Shareholder service
For questions about the AGM,
please use our shareholder hotline:
Tel.: +49 (18 02) 22 62 10
(6 cents per call – Deutsche Telekom)
E-mail: shareholder@munichre.com
You can find further information at
www.munichre.com/agm.

Münchener Rückversicherungs-Gesellschaft
Königinstrasse 107
80802 München
Germany
Tel.: +49 (89) 38 91-0
Fax: +49 (89) 39 90 56
www.munichre.com

Responsible for content
Group Legal 1.2

Picture credits
Mierswa-Kluska, Munich

Printed by
Druckerei Fritz Kriechbaumer
Wettersteinstrasse 12
82024 Taufkirchen/München
Germany

Königinstrasse 107
80802 München
Germany

Order number 302-05616

Information on the financial year 2007

Münchener Rück
Munich Re Group



Dear Shareholders,



Dr. Nikolaus von Bomhard
Chairman of Munich Re's
Board of Management

A year ago, in my outlook for the financial year 2007, I wrote that I would prefer to be able to report a "3" before the decimal point to you again one year hence. In fact, it is almost a "4". The Munich Re Group has thus clearly been successful with its business model – to an ever-growing extent over the past few years.

With a profit of €3.9bn, we have not only easily surpassed our previous record (€3.5bn for 2006), but have even outperformed our profit guidance for 2007, which we raised to €3.5–3.8bn in August 2007. As Munich Re shareholders, you benefit directly from this high profit: at the Annual General Meeting, we will propose that the dividend per share be increased from last year's level of €4.50 to €5.50, meaning that Munich Re will distribute €1.1bn (988m) to its shareholders. The resultant dividend yield puts us in the top group of DAX companies. But that is not all: we are keeping our equity lean and ensuring that capital we cannot employ with sufficient profitability in our business is returned to our shareholders via share buy-backs. Over the past 14 months, we have repurchased shares with a total value of €3bn, and we intend to buy back more shares with a volume of at least €3bn by the end of 2010.

In other words, for you as shareholders, the Munich Re Group's business strategy is paying off. And the Board of Management intends to see it stays that way. That, in particular, is one of the aims of our Changing Gear programme for profitable growth, which we launched in 2007.

All our fields of business contributed substantially to last year's record profit. And our very positive overall performance is not diminished by the fact that the profit for the year benefited from one-off income of around €400m due to the German tax reform and from an above-average investment result of €9.3bn. I attach particular importance in our operative business to the vision and the results being right, and I can say unreservedly that they are.

In property-casualty reinsurance, we bettered our combined-ratio target of 97%, achieving a figure of 96.4% even though the costs for natural catastrophe losses increased compared with 2006 and returned to the average level expected, i.e. 5% of net earned premiums. In life and health reinsurance, we improved our result for the year substantially to €725m and grew the value added by our new business to €277m. The initiatives we have embarked on with Changing Gear are designed to ensure that our reinsurance business continues to develop positively in a competitive environment. Our experience with the successful renewal of around two-thirds of our property-casualty reinsurance treaties at 1 January 2008 confirmed our ability to keep on course with our disciplined, profit-focused underwriting.

In primary insurance – and here I am thinking especially of ERGO, which provides around 95% of our premium volume in this segment – the direction and the results are also right. ERGO's excellent profit of €0.8bn is once again above-target, and has been accompanied by satisfying, profitable growth: the premium income written by the primary insurers was up 3.2% year on year to €17.3bn. Particularly in ERGO's international expansion, we are beginning to reap the rewards of our strategy based on purposefully utilising diversification effects and synergies between primary insurance and reinsurance.

A word about the current turbulence on the global credit and financial markets, triggered by the crisis in the US market for subprime mortgages. We provided for extensive transparency at a very early stage, making clear that the subprime issue only resulted in relatively low costs for us – an initial estimate we were later able to confirm. This is certainly thanks in large measure to our pronounced scepticism towards the general assessment of credit risks. We believe that the risk spreads have almost always been too low in recent years, which is why we took such a restrained approach, especially to structured credit products. The relatively low impact of the crisis on us reflects this fact.

I think that such a risk-conscious approach is appropriate for an insurer, and especially a reinsurer, given that our core service – the promise of insurance cover – is to improve our clients' risk situation. In order to continue providing this service on a sustained basis, we must be among the best in assessing, evaluating and managing risks. It is the only way to "turn risk into value", as we say.

What do I expect for the business year 2008? Our financial goals are again ambitious in the current year. With another RORAC target of at least 15% and against the backdrop of increasing competition in reinsurance, we are aiming at a consolidated result of €3.0–3.4bn, which is around €200m more than the €2.8–3.2bn range set a year ago for 2007. We can achieve this excellent result by resolutely pursuing our strategy geared to sustained profitability and, as a primary insurer and reinsurer, selectively exploiting the opportunities that the global risk market presents.

Yours sincerely,



Dr. Nikolaus von Bomhard
Chairman of Munich Re's Board of Management

Key figures (IFRS)

Munich Re Group

		2007	2006[1]	2005[1]	2004	2003
Gross premiums written	€bn	37.3	37.4	38.2	38.1	40.4
Operating result	€m	5,078	5,477	4,143	3,025	1,284
Taxes on income	€m	808	1,648	1,014	712	1,752
Consolidated result	€m	3,937	3,519	2,751	1,887	–468
Attributable to minority interests	€m	83	94	72	54	–34
Investments	€bn	176.2	176.9	177.2	178.1	171.9
Return on equity	%	15.3	14.1	12.5	9.5	–3.0
Equity	€bn	25.5	26.3	24.3	20.5	19.3
Valuation reserves not recognised in balance sheet[2]	€bn	0.6	1.9	2.6	3.2	1.8
Net technical provisions	€bn	152.4	153.9	154.0	154.3	147.5
Staff at 31 December		38,634	37,210	37,953	40,962	41,431

[1] Adjusted pursuant to IAS 8.
[2] Including amounts attributable to minority interests and policyholders.

Reinsurance[3]

		2007	2006	2005	2004	2003
Gross premiums written	€bn	21.5	22.2	22.3	22.4	24.8
Investments	€bn	81.9	85.0	87.0	81.2	80.4
Net technical provisions	€bn	55.4	59.6	63.4	58.2	56.7
Reserve ratio property-casualty	%	272.0	280.9	295.8	243.8	205.0
Large and very large losses (net)	€m	1,340	854	3,293	1,201	1,054
Natural catastrophe losses	€m	673	177	2,629	713	288
Combined ratio property-casualty	%	96.4	92.6	111.7	98.9	96.5

[3] Before elimination of intra-Group transactions across segments.

Primary insurance[4]

		2007	2006	2005	2004	2003
Gross premiums written	€bn	17.3	16.7	17.6	17.5	17.6
Investments	€bn	109.3	107.4	105.9	115.0	108.3
Net technical provisions	€bn	97.0	94.3[5]	90.8[5]	96.1	91.0
Reserve ratio property-casualty	%	121.4	124.9	113.1	116.8	114.5
Combined ratio property-casualty	%	93.4	90.8	93.1	93.0	96.4

[4] Before elimination of intra-Group transactions across segments.
[5] Adjusted pursuant to IAS 8.

Our shares

		2007	2006	2005	2004	2003
Earnings per share	€	17.90	15.05[6]	11.74	8.01	–2.25
Dividend per share	€	5.50	4.50	3.10	2.00	1.25
Amount distributed	€m	1,124	988	707	457	286
Share price at 31 December	€	132.94	130.42	114.38	90.45	96.12
Munich Re's market capitalisation at 31 December	€bn	29.0	29.9	26.3	20.8	22.1

[6] Adjusted pursuant to IAS 8.

Premium growth



2007
–3.1%
3.2%
Total –0.5%
2006
–4.7%
–0.6%
Total –2.0%
2005
–0.2%
0.3%
Total 0.3%
2004
–9.7%
–0.6%
Total –5.8%
2003
–2.6%
6.3%
Total 1.0%
Reinsurance
Primary insurance

Important data on the financial year 2007

Overview The Munich Re Group's business performed very successfully in the past year. With an excellent consolidated result of €3.9bn, we easily surpassed our original target corridor of €2.8–3.2bn, which we raised to €3.5–3.8bn at the half-year stage. We thus posted a record profit for the fourth year in a row. Whilst benefiting from a one-off tax effect, this achievement was mainly due to very good underwriting results from our primary insurers and reinsurers and to MEAG's successful asset management.

Key figures

		2007	2006	2005	2004	2003
Gross premiums written	€bn	37.3	37.4	38.2	38.1	40.4
Combined ratio						
Reinsurance property-casualty	%	96.4	92.6	111.7	98.9	96.5
Primary insurance property-casualty	%	93.4	90.8	93.1	93.0	96.4
Result before amortisation and impairment losses of goodwill	€m	5,089	5,481[1]	4,150	3,369	1,971
Operating result	€m	5,078	5,477[1]	4,143	3,025	1,284
Consolidated result	€m	3,937	3,519[1]	2,751	1,887	–468

[1] Adjusted pursuant to IAS 8.

Outstanding result in reinsurance In the past year, the reinsurance segments life and health and property-casualty accounted for €0.7bn (0.6bn) and €2.6bn (2.1bn) of the consolidated result respectively. The overall profit for reinsurance was thus 23.0% higher than in the previous year. Unlike in 2006, when we were largely spared severe natural catastrophe losses, the loss ratio for 2007 included 5.0 (1.3) percentage points attributable to natural catastrophes. We nevertheless achieved a very good combined ratio of 96.4% (92.6%). Besides this, we recorded a good performance in life and health business and an excellent investment result. We were thus able to clearly surpass our targets, not least because we remained true to our underwriting principle of "profit before growth". Other major success factors include our risk management and our models for evaluating loss potentials, whose continual refinement has top priority for us.

Key figures

		2007	2006	2005	2004	2003
Gross premiums written:						
Life and health	€m	7,299	7,665	7,811	7,540	6,876
Property-casualty	€m	14,224	14,551	14,547	14,857	17,919
Loss ratio health	%	72.0	68.5	62.3	65.6	65.7
Loss ratio property-casualty	%	67.9	64.7	83.5	71.2	69.6
Thereof natural catastrophes	Percentage points	5.0	1.3	19.4	5.0	1.8
Expense ratio health	%	26.4	27.8	30.7	30.9	30.5
Expense ratio property-casualty	%	28.5	27.9	28.2	27.7	26.9
Combined ratio health	%	98.4	96.3	93.0	96.5	96.2
Combined ratio property-casualty	%	96.4	92.6	111.7	98.9	96.5
Consolidated result life and health	€m	725	561	977	432	262
Consolidated result property-casualty	€m	2,589	2,134	420	1,234	1,370

Reinsurance result

	€m	2007	2006	2005	2004	2003
Operating result		4,159	4,408	2,389	2,642	2,606
Consolidated result		3,314	2,695	1,397	1,666	1,632

At 9.3%, primary insurance above target

Our primary insurers developed very positively in 2007. In the first six months of the year, we were able to raise our profit guidance for 2007 from the €600–750m originally aimed at to around €900m, a figure we surpassed by a further 9.3%. The consolidated result for the period January to December 2007 was a very good €984m (1,045m), with premium income totalling €17.3bn (16.7bn). This favourable development was attributable not only to our positive underwriting but also to gains on the disposal of real estate and shares.

Key figures

		2007	2006[1]	2005	2004	2003
Gross premiums written:						
Life and health	€m	11,647	11,606	12,330	12,324	12,558
Property-casualty	€m	5,639	5,147	5,242	5,202	5,082
Loss ratio property-casualty	%	59.4	55.8	57.8	57.5	60.2
Expense ratio property-casualty	%	33.7	33.8	33.5	33.8	35.4
Combined ratio property-casualty	%	93.1	89.6	91.3	91.3	95.6
Combined ratio legal expenses insurance	%	94.5	95.3	99.8	98.9	99.2
Combined ratio property-casualty, including legal expenses insurance	%	93.4	90.8	93.1	93.0	96.4
Consolidated result life and health	€m	358	319	594	25	–960
Consolidated result property-casualty	€m	626	726	585	292	–131

[1] Adjusted pursuant to IAS 8.

Very good investment result

We earned a very good investment result of €9.3bn (9.0bn), an increase of 3.3% on the previous year. One of the main reasons for the improvement in the result was gains on the sale of a package of German real estate, as well as higher regular income from interest-bearing investments. Moreover, we further diversified our equities portfolio. Compared with the previous year, Group investments fell slightly by €0.7bn to €176.2bn, equivalent to a reduction of 0.4%.

Slight gain in share price

Munich Re's share price increased by 1.9% in a difficult market environment, where insurance company stocks were among the biggest losers after the banking sector in the stock market year 2007. The MSCI insurance index fell by 11.9% over the course of the year, the downward spiral on the international stock exchanges being triggered mainly by the subprime crisis.

Since Munich Re was only marginally affected by the subprime crisis, our shares were able to detach themselves from the negative sector trend. This helped the shares to advance to €132.94 by the end of the year.

Share price performance 1 January 2007 = 100


130
120
110
100
90
80
J
F
M
A
M
J
J
A
S
O
N
D
Munich Re shares
DAX 30
Morgan-Stanley insurance index (MSCI) in €

Source: Datastream

Important dates 2008/2009

17 April 2008	Annual General Meeting
18 April 2008	Dividend payment
8 May 2008	Interim report as at 31 March 2008
6 August 2008	Interim report as at 30 June 2008
6 August 2008	Half-year press conference
7 November 2008	Interim report as at 30 September 2008
26 February 2009	Balance sheet press conference for 2008 financial statements (preliminary figures)
22 April 2009	Annual General Meeting
23 April 2009	Dividend payment
6 May 2009	Interim report as at 31 March 2009
4 August 2009	Interim report as at 30 June 2009
4 August 2009	Half-year press conference
5 November 2009	Interim report as at 30 September 2009

Service for investors and analysts If you have general questions on Munich Re shares, please use our shareholder hotline:
Tel.: (0 18 02) 22 62 10 (6 cents per call from the Deutsche Telekom network)
E-mail: shareholder@munichre.com

Disclaimer This document contains forward-looking statements that are based on current assumptions and forecasts of the management of Munich Re. Known and unknown risks, uncertainties and other factors could lead to material differences between the forward-looking statements given here and the actual development, in particular the results, financial situation and performance of our Company. The Company assumes no liability to update these forward-looking statements or to conform them to future events or developments.



The joy of winning – Five articles in the Munich Re Group Annual Report illustrate the intelligence and technique behind Munich Re's record-breaking performances, its fitness in competition, its boldness and resolve in developing innovative solutions, and its will to succeed: www.munichre.com

Münchener Rückversicherungs-Gesellschaft
Königinstrasse 107
80802 München
Germany

Order number 302-05621

Münchener Rückversicherungs-Gesellschaft
Angaben zum Anteilsbesitz

per 31. Dezember 2007
gemäß §§ 285 Nr. 11 und 313 Abs. 2 HGB

Münchener Rück
Munich Re Group





Lust am Gewinnen – von der Technik und Intelligenz, mit der die Münchener Rück Bestmarken überspringt, von ihrer Fitness im Wettbewerb, von ihrem Mut und ihrer Konsequenz beim Entwickeln neuer Lösungen und von ihrem Willen zum Erfolg berichten fünf Beiträge im diesjährigen Geschäftsbericht der Münchener-Rück-Gruppe: www.munichre.com

Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München
Angaben zum Anteilsbesitz per 31. Dezember 2007 gemäß §§ 285 Nr. 11 und 313 Abs. 2 HGB
Bei den nachstehenden Angaben handelt es sich um unmittelbare und mittelbare Anteile an Unternehmen, soweit sie 20 % und mehr am Kapital ausmachen, sowie um unmittelbare und mittelbare Beteiligungen an großen Kapitalgesellschaften, soweit sie 5 % der Stimmrechte überschreiten.

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
Tochterunternehmen					
konsolidierte Tochterunternehmen					
40, Rue Courcelles SAS, Paris	100,0000%	Münchener Rückversicherung AG, München	EUR	29.577	2.603
80e LIMITED, Bristol	100,0000%	DAS UK Holdings Limited, Bristol	GBP	1	0
Agora Insurance Network Solutions, Inc., Chicago, Illionis	100,0000%	Munich Atlanta Financial Corporation, Atlanta, Georgia	USD	379	-231
ALICE Software Service GmbH, Erkrath	100,0000%	ITERGO Informationstechnologie GmbH, Düsseldorf	EUR	1.961	624
Allfinanz Limited, Dublin	100,0000%	Munichre Life Services Limited, London	EUR	3.708	1.505
American Alternative Insurance Corporation, Wilmington, Delaware	100,0000%	Munich Re America Corporation, Wilmington, Delaware	USD	154.135	30.510
Amicus Legal Ltd., Colchester	100,0000%	DAS UK Holdings Limited, Bristol	GBP	100	
Amicus Ltd., Colchester	100,0000%	Amicus Legal Ltd., Colchester	GBP	1	
Apollo Holding Company Limited, London	100,0000%	MURAIC Limited, London	GBP	2.722	119
avanturo Erste Beteiligungsgesellschaft mbH & Co. KG, Düsseldorf	67,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	4.031	6
	33,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln			
avanturo GmbH, Düsseldorf	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	64.476	2.201
B&C International Insurance, Hamilton, Bermuda	100,0000%	Bell & Clements (Bermuda) Ltd., Hamilton, Bermuda	USD	26.561	-952
Beaufort Underwriting Agency Limited, London	100,0000%	MSP Underwriting Ltd., London	GBP	1.888	923
Becher & Carlson South Africa Ltd., Johannesburg	51,0000%	Munich Reinsurance Company of Africa Ltd, Johannesburg	ZAR	1.000	272
Bell & Clements (Bermuda) Ltd., Hamilton, Bermuda	100,0000%	Münchener Rückversicherung AG, München	GBP	2.720	-210
Bell & Clements (London) Ltd, London	100,0000%	Bell & Clements (Bermuda) Ltd., Hamilton, Bermuda	GBP	247	205
Bell & Clements (USA) Inc, Reston, Virginia	100,0000%	Bell & Clements (Bermuda) Ltd., Hamilton, Bermuda	USD	75	
Bell & Clements Inc, Reston, Virginia	100,0000%	Bell & Clements (USA) Inc, Reston, Virginia	USD	669	382
Bell & Clements Ltd, London	100,0000%	Bell & Clements (London) Ltd, London	GBP	3.091	541
BioEnergie Elbe-Elster GmbH & Co. KG, Elsterwerda	100,0000%	Seldac 1. Kommunaler-Rendite-Fonds GmbH & Co. KG, Düsseldorf	EUR	8.643	-5.796
Cairnstone Inc., Wilmington	100,0000%	Munich Reinsurance America, Inc., Wilmington, Delaware	USD	4.211	-16
CAPITAL PLAZA Holding GmbH & Co. Singapur KG, Düsseldorf	70,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	43.013	3.483
	10,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln			
	10,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg			
	10,0000%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf			
Cognition Limited, Hong Kong	100,0000%	Münchener Rückversicherung AG, München	HKD	10	0
Compagnie Européenne d'Assurances, Nanterre	100,0000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	EUR	3.213	-1.948
Compañia Europea de Seguros S.A., Madrid	100,0000%	ERV Beteiligungsgesellschaft mbH, München	EUR	4.832	1.438
Conon Pty Limited, Sydney	100,0000%	Munich Holdings of Australasia Pty. Ltd., Sydney	AUD	4.747	869
D.A.S. Defensa del Automovilista y de Siniestros - Internacional, S.A. de Seguros, Barcelona	100,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	4.444	84

11.03.2008
14:40

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München*)	72,6749%	VICTORIA Versicherung Aktiengesellschaft, Düsseldorf	EUR	236.591	15.000
	25,5344%	ERGO Versicherungsgruppe AG, Düsseldorf			
	1,7907%	Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg			
D.A.S. Deutscher Automobil Schutz Versicherungs-Aktiengesellschaft, München*)	100,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	56.299	12.000
D.A.S. Grundstücksverwaltungs-Gesellschaft GbR, München	99,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	59.605	2.730
	1,0000%	D.A.S. Deutscher Automobil Schutz Versicherungs-Aktiengesellschaft, München			
D.A.S. HELLAS Allgemeine Rechtsschutz-Versicherungs-AG, Athen	99,9983%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	2.165	462
D.A.S. Jogvédelmi Biztosító Részvénytársaság, Budapest	99,9008%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	HUF	576.097	-22.741
D.A.S. Luxemburg Allgemeine Rechtsschutz-Versicherung S.A., Strassen	99,9500%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	1.728	247
D.A.S. Oigusabikulude Kindlustuse AS, Tallinn	100,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EEK	34.834	-578
D.A.S. Österreichische Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, Wien	99,9800%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	38.664	5.043
D.A.S. poisťovňa právnej ochrany, a.s., Bratislava	100,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	SKK	143.155	3.183
D.A.S. pojišťovna právní ochrany, a.s., Prag	100,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	CZK	81.251	4.272
D.A.S. Société anonyme belge d'assurances de Protection Juridique, Brüssel	99,9800%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	6.879	1.436
D.A.S. Towarzystwo Ubezpieczeń Ochrony Prawnej S.A., Warszawa	99,9000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	PLN	3.055	-2.148
DAS Assistance Limited, Bristol	100,0000%	DAS UK Holdings Limited, Bristol	GBP	1.789	1.736
DAS Holding N.V., Amsterdam	50,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	52.016	17.948
	1,0000%	Stichting Aandelen Beheer D.A.S. Holding, Amsterdam			
DAS Law Limited, Bristol	100,0000%	DAS UK Holdings Limited, Bristol	GBP	1	
DAS Legal Expenses Insurance Company Limited, Bristol	100,0000%	DAS UK Holdings Limited, Bristol	GBP	42.478	1.931
DAS Legal Finance B.V., Amsterdam	100,0000%	DAS Holding N.V., Amsterdam	EUR	3.862	233
DAS Legal Protection Ireland Limited, Dublin	100,0000%	DAS UK Holdings Limited, Bristol	EUR	0	0
DAS Legal Protection Limited, Christchurch, Neuseeland	100,0000%	Amicus Legal Ltd., Colchester	NZD	0	
DAS Legal Protection Limited, Vancouver	100,0000%	DAS UK Holdings Limited, Bristol	CAD	0	
DAS LEGAL SERVICES LIMITED, Bristol	100,0000%	DAS UK Holdings Limited, Bristol	GBP	63	59
DAS Nederlandse Rechtsbijstand Verzekeringmaatschappij N.V., Amsterdam	100,0000%	DAS Holding N.V., Amsterdam	EUR	45.476	17.530
DAS Rechtsschutz-Versicherungs-AG, Luzern	99,8333%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	CHF	8.604	1.339
DAS Services Limited, Bristol	100,0000%	DAS UK Holdings Limited, Bristol	GBP	-6.412	191
DAS Support B.V., Amsterdam	100,0000%	DAS Holding N.V., Amsterdam	EUR	-262	21
DAS UK Holdings Limited, Bristol	100,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	GBP	13.873	1.313
DKV BELGIUM S.A., Brüssel	99,9995%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	42.861	7.488
DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln*)	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	466.704	0
DKV International Health Holding AG, München*)	100,0000%	Münchener Rückversicherung AG, München	EUR	52	0
DKV Luxembourg S.A., Luxemburg	74,9900%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	17.596	1.740
	0,0100%	GEMEDA Gesellschaft für medizinische Datenerfassung und Auswertung sowie Serviceleistungen für freie Berufe mbH, Köln			
DKV Salute S.p.A., Mailand	100,0000%	DKV International Health Holding AG, München	EUR	4.350	

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
DKV Seguros y Reaseguros, Sociedad Anónima Española, Saragossa	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	86.546	20.469
ERGO Achte Beteiligungsgesellschaft mbH, Düsseldorf	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	652.852	-476
ERGO Assicurazioni S.p.A., Mailand	80,0000%	ERGO Italia S.p.A., Mailand	EUR	60.472	2.149
	20,0000%	ERGO International Aktiengesellschaft, Düsseldorf			
ERGO Austria International AG, Wien	100,0000%	ERGO International Aktiengesellschaft, Düsseldorf	EUR	100	
ERGO Elukindlustuse AS, Tallinn	100,0000%	ERGO International Aktiengesellschaft, Düsseldorf	EEK	69.727	2.640
ERGO Generales Seguros y Reaseguros, S.A., Madrid	100,0000%	DKV Seguros y Reaseguros, Sociedad Anónima Española, Saragossa	EUR	18.578	5.109
ERGO Immobilien-GmbH 5.Hamburg-Mannheimer & Co.KG, Kreien	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	260.533	-7.567
ERGO International Aktiengesellschaft, Düsseldorf*)	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	1.243.042	0
ERGO International Services GmbH, Düsseldorf*)	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	24	0
ERGO Italia Direct Network s.r.l., Mailand	100,0000%	ERGO Italia S.p.A., Mailand	EUR	5.236	1.471
ERGO Italia Real Estate s.r.L., Mailand	100,0000%	ERGO Italia S.p.A., Mailand	EUR	7.614	76
ERGO Italia S.p.A., Mailand	100,0000%	ERGO International Aktiengesellschaft, Düsseldorf	EUR	282.776	25.624
ERGO Kindlustuse AS, Tallinn	100,0000%	ERGO International Aktiengesellschaft, Düsseldorf	EEK	578.516	121.270
ERGO Latvija Invest SIA, Riga	33,0000%	ERGO Lietuva gyvybes draudimas, Vilnius	LVL	905	227
	33,0000%	ERGO Kindlustuse AS, Tallinn			
	16,0000%	ERGO Elukindlustuse AS, Tallinn			
	13,0000%	ERGO Latvija Lebensversicherung AG (ERGO Latvija Dzivba AAS), Riga			
	5,0000%	ERGO Latvija Versicherung AG (ERGO Latvija Apdrosinasanas Akciju Sabiedriba), Riga			
ERGO Latvija Lebensversicherung AG (ERGO Latvija Dzivba AAS), Riga	100,0000%	ERGO International Aktiengesellschaft, Düsseldorf	LVL	2.935	180
ERGO Latvija Versicherung AG (ERGO Latvija Apdrosinasanas Akciju Sabiedriba), Riga	98,9909%	ERGO International Aktiengesellschaft, Düsseldorf	LVL	3.136	-916
ERGO Lietuva draudimo UADB, Vilnius	100,0000%	ERGO International Aktiengesellschaft, Düsseldorf	LTL	43.854	7.367
ERGO Lietuva gyvybes draudimas, Vilnius	100,0000%	ERGO International Aktiengesellschaft, Düsseldorf	LTL	24.297	2.553
ERGO Pensionsfonds Aktiengesellschaft, Düsseldorf*)	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	4.487	-629
ERGO People & Pensions GmbH, Düsseldorf	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	526	-125
ERGO Previdenza S.p.A., Mailand	70,3543%	ERGO Italia S.p.A., Mailand	EUR	335.213	39.733
ERGO Private Equity Gesundheit GmbH, Düsseldorf	90,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	3.357	-11
	10,0000%	VICTORIA Krankenversicherung Aktiengesellschaft, Düsseldorf			
ERGO Private Equity Komposit GmbH, Düsseldorf	60,0000%	VICTORIA Versicherung Aktiengesellschaft, Düsseldorf	EUR	26	0
	20,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München			
	20,0000%	Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg			
ERGO Private Equity Leben GmbH, Düsseldorf	72,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	27	0
	23,5000%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf			
	3,5000%	VICTORIA Pensionskasse AG, Düsseldorf			
	1,0000%	Hamburg-Mannheimer Pensionskasse AG, Hamburg			
ERGO RUSS Versicherung AG, St. Petersburg	73,1900%	ERGO International Aktiengesellschaft, Düsseldorf	RUB	169.630	1.823
	26,5944%	Kapdom-Invest GmbH, Moskau			
ERGO Shisn, Moskau	100,0000%	ERGO International Aktiengesellschaft, Düsseldorf	RUB	87.720	-25.856
ERGO System Produkte GmbH, Düsseldorf*)	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	37.331	2.114

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
ERGO Treasury Centre Ltd., Dublin	99,9997%	ERGO Versicherungsgruppe AG, Düsseldorf	USD	2.040	739
ERGO Varahalduse AS, Tallinn	46,0829%	ERGO International Aktiengesellschaft, Düsseldorf	EEK	67.915	-242
	24,5776%	ERGO Lietuva gyvybes draudimas, Vilnius			
	19,9693%	ERGO Elukindlustuse AS, Tallinn			
	9,3702%	ERGO Kindlustuse AS, Tallinn			
ERGO Versicherungsgruppe AG, Düsseldorf	94,6860%	Münchener Rückversicherung AG, München	EUR	2.831.819	506.300
ERGO Vida Seguros y Reaseguros, Sociedad Anónima, Saragossa	100,0000%	DKV Seguros y Reaseguros, Sociedad Anónima Española, Saragossa	EUR	24.202	7.724
ERGO Zweite Beteiligungsgesellschaft mbH, Düsseldorf	33,3333%	VICTORIA Versicherung Aktiengesellschaft, Düsseldorf	EUR	37.015	6.911
	33,3333%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg			
	33,3333%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München			
ERGOISVICRE HAYAT SIGORTA A.S., Istanbul	99,9999%	ERGOISVICRE SIGORTA A.S., Istanbul	TRY	30.502	-4.478
ERGOISVICRE SIGORTA A.S., Istanbul	75,0000%	ERGO International Aktiengesellschaft, Düsseldorf	TRY	119.124	10.766
ERV Beteiligungsgesellschaft mbH, München	100,0000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	EUR	6.807	0
EUREKA GmbH, Düsseldorf	33,3333%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	70.961	-241
	33,3333%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln			
	33,3333%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf			
Euro Alarm Assistance Prague, Prag	100,0000%	Evropska Cestovni Pojistovna A.S., Prag	CZK	12.718	3.343
Europaeiske Rejseforsikring A/S, Kopenhagen	100,0000%	European International Holding A/S, Kopenhagen	DKK	222.252	18.844
EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	100,0000%	Münchener Rückversicherung AG, München	EUR	84.863	4.069
European International Holding A/S, Kopenhagen	100,0000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	DKK	339.992	31.140
Europeiska Försäkringsaktiebolaget, Stockholm	100,0000%	European International Holding A/S, Kopenhagen	SEK	16.415	0
Evropska Cestovni Pojistovna A.S., Prag	75,0000%	Europaeiske Rejseforsikring A/S, Kopenhagen	CZK	166.737	28.876
	15,0000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München			
Excess Reinsurance, Inc, Providenciales	100,0000%	Cairnstone Inc., Wilmington	USD	40	0
FAIRANCE GmbH, Düsseldorf*)	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	65.880	0
Family Caring Network Inc., Waltham, Massachusetts	100,0000%	LifePlans Inc., Waltham, Masachusetts	USD	0	0
First Legal Protection Limited, St. Albans	100,0000%	DAS UK Holdings Limited, Bristol	GBP	-408	41
Flexitel Telefonservice GmbH, Berlin	100,0000%	KarstadtQuelle Versicherung AG, Fürth	EUR	3.353	1.348
Great Lakes Reinsurance (UK) Plc., London	100,0000%	Münchener Rückversicherung AG, München	GBP	239.938	14.231
Great Lakes Services Ltd., London	100,0000%	Great Lakes Reinsurance (UK) Plc., London	GBP	1.472	565
Groves, John & Westrup Limited, London	100,0000%	Munich Re Holding Company (UK) Ltd., London	GBP	18	0
Hamburg-Mannheimer Consulting NV, Brüssel	99,9800%	Hamburg-Mannheimer N.V./S.A., Brüssel	EUR	155	
	0,0200%	ERGO International Aktiengesellschaft, Düsseldorf			
Hamburg-Mannheimer N.V./S.A., Brüssel	99,9999%	ERGO International Aktiengesellschaft, Düsseldorf	EUR	48.381	2.428
Hamburg-Mannheimer Pensionskasse AG, Hamburg	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	65.492	3.239
Hamburg-Mannheimer Rechtsschutzversicherungs-Aktiengesellschaft, Hamburg*)	51,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	13.325	0
	49,0000%	Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg			
Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg*)	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	262.951	0
Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg*)	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	404.708	0
Hestia Financial Services S.A., Sopot	89,3000%	Sopockie Towarzystwo Ubezpieczeniowe Ergo Hestia Spolka Akcyjna, Sopot	PLN	85.862	97
	10,7000%	ERGO International Aktiengesellschaft, Düsseldorf			

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
HGE Haus- und Grundbesitzgesellschaft Elsterwerda mbH, Elsterwerda	94,0000%	Seldac 1. Kommunaler-Rendite-Fonds GmbH & Co. KG, Düsseldorf	EUR	12.087	-65
HMV GFKL Beteiligungs GmbH, Düsseldorf	50,0000%	VICTORIA Versicherung Aktiengesellschaft, Düsseldorf	EUR	32.487	-14
	50,0000%	Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg			
IDEENKAPITAL AG, Düsseldorf	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	14.081	7.882
IDEENKAPITAL Financial Engineering AG, Düsseldorf*)	100,0000%	IDEENKAPITAL AG, Düsseldorf	EUR	514	0
IDEENKAPITAL Financial Service AG, Düsseldorf*)	100,0000%	IDEENKAPITAL AG, Düsseldorf	EUR	562	0
Ideenkapital Media Finance AG, Düsseldorf	50,1000%	IDEENKAPITAL AG, Düsseldorf	EUR	348	76
IK Premium Fonds GmbH & Co. KG, Düsseldorf	100,0000%	IDEENKAPITAL AG, Düsseldorf	EUR	-9.416	-9.144
IK Premium Fonds zwei GmbH & Co. KG, Düsseldorf	100,0000%	IDEENKAPITAL AG, Düsseldorf	EUR	7.175	7.884
IKFE Properties I AG, Zürich	62,6913%	IK Premium Fonds GmbH & Co. KG, Düsseldorf	CHF	12.935	395
	0,8619%	IDEENKAPITAL Financial Engineering AG, Düsseldorf			
ITERGO Informationstechnologie GmbH, Düsseldorf*)	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	24.254	341
Jordan Health Cost Management Services W.L.L., Amman	100,0000%	MedNet Holding GmbH, München	JOD	352	61
K & P Pflegezentrum IMMAC Uelzen Renditefonds GmbH & Co. KG, Uelzen	79,7394%	IK Premium Fonds GmbH & Co. KG, Düsseldorf	EUR	3.458	266
	0,0410%	IK FE Management GmbH, Düsseldorf			
Kapdom-Invest GmbH, Moskau	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	RUB	222.400	-488
KarstadtQuelle Krankenversicherung AG, Fürth	100,0000%	QVH Beteiligungs GmbH, Nürnberg	EUR	35.399	2.281
KarstadtQuelle Lebensversicherung AG, Fürth	55,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	50.345	17.500
KarstadtQuelle Versicherung AG, Fürth	100,0000%	QVH Beteiligungs GmbH, Nürnberg	EUR	41.301	9.415
Landelijke Associatie van Gerechtsdeurwaarders B.V., Groningen	80,0000%	DAS Legal Finance B.V., Amsterdam	EUR	90	-
LifePlans Inc., Waltham, Massachusetts	100,0000%	Munich Atlanta Financial Corporation, Atlanta, Georgia	USD	15.500	-4.913
LifePlans LTC Services, Inc., Ontario CA	100,0000%	LifePlans Inc., Waltham, Massachusetts	USD	266	132
Marina Salud S.A., Alicante	65,0000%	DKV Seguros y Reaseguros, Sociedad Anónima Española, Saragossa	EUR	3.000	0
MEAG Cash Management GmbH, München	60,0000%	Münchener Rückversicherung AG, München	EUR	30	2
	40,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	30	2
MEAG MUNICH ERGO AssetManagement GmbH, München	60,0000%	Münchener Rückversicherung AG, München	EUR	148.760	39.766
	40,0000%	ERGO Versicherungsgruppe AG, Düsseldorf			
MEAG MUNICH ERGO Kapitalanlagegesellschaft mbH, München*)	100,0000%	MEAG MUNICH ERGO AssetManagement GmbH, München	EUR	19.665	0
MEAG New York Corporation, Wilmington, Delaware	100,0000%	Munich American Holding Corporation, Wilmington, Delaware	USD	10.765	2.510
MEAG US Real Estate Management Holdings, Inc., Wilmington DE	100,0000%	MEAG MUNICH ERGO AssetManagement GmbH, München	USD	14.845	651
MEAG US Real Estate Management Investments, Inc., Wilmington DE	100,0000%	MEAG US Real Estate Management Holdings, Inc., Wilmington DE	USD	7.133	-1.179
MEAG US Real Estate Management Treasury Centre, Inc., Wilmington	100,0000%	MEAG US Real Estate Management Holdings, Inc., Wilmington DE	USD	45.363	2.316
MedNet Bahrain W.L.L., Bahrain	100,0000%	MedNet Holding GmbH, München	BHD	132	34
MedNet Greece S.A., Athen	78,1419%	MedNet Holding GmbH, München	EUR	428	42
MedNet Gulf E.C., Manama	100,0000%	MedNet Holding GmbH, München	SAR	-10.894	2.353
MedNet Holding GmbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	12.361	1.975
MedNet International Ltd., Nicosia	100,0000%	MedNet Holding GmbH, München	EUR	3.392	349

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
MedNet Sagtik Hizmetleri Yönetim ve Danismanlik Anonim Sirketi, Istanbul	100,0000%	MedNet Holding GmbH, München	TRY	29	452
MedNet UAE FZ L.L.C., Dubai	100,0000%	MedNet Holding GmbH, München	AED	3.729	1.453
Mercur Assistance Aktiengesellschaft Holding, München	86,0000%	Münchener Rückversicherung AG, München	EUR	-5.761	93
	14,0000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München			
Mercur Assistance Deutschland GmbH, München	100,0000%	Mercur Assistance Aktiengesellschaft Holding, München	EUR	2.884	0
Mercur Assistance Versicherungs-AG, München	100,0000%	Mercur Assistance Aktiengesellschaft Holding, München	EUR	2.300	0
MR Beteiligungen EUR AG & Co. KG, Grünwald	100,0000%	Münchener Rückversicherung AG, München	EUR	3.499.754	-256
MR Beteiligungen GBP AG & Co. KG, Grünwald	100,0000%	Münchener Rückversicherung AG, München	EUR	1.986.644	-153
MR Beteiligungen USD AG & Co. KG, Grünwald	100,0000%	Münchener Rückversicherung AG, München	EUR	3.547.181	-258
MR Salute S.r.L., Milano	100,0000%	MedNet Holding GmbH, München	EUR	73	39
MR Solar GmbH & Co. KG, Nürnberg	99,0000%	Münchener Rückversicherung AG, München	EUR	20.710	-396
	0,4740%	welivit AG, Nürnberg	EUR		
MSP Underwriting Ltd., London	100,0000%	Münchener Rückversicherung AG, München	GBP	2.309	438
MTU Moje Towarzystwo Ubezpieczeniowe S. A., Sopot	100,0000%	Hestia Financial Services S.A., Sopot	PLN	48.441	8.148
Münchener Rück Italia S.p.A., Mailand	100,0000%	Münchener Rückversicherung AG, München	EUR	217.354	14.362
Munich American Capital Markets, Inc., Wilmington, Delaware	100,0000%	Munich American Holding Corporation, Wilmington, Delaware	USD	7.905	-226.668
Munich American Holding Corporation, Wilmington, Delaware	100,0000%	Münchener Rückversicherung AG, München	USD	8.212.577	6.000
Munich American Reassurance Company, Atlanta, Georgia	100,0000%	Munich American Holding Corporation, Wilmington, Delaware	USD	1.547.814	96.603
Munich American Reinsurance Casualty Company, North Charleston, South Carolina	100,0000%	Munich American Reassurance Company, Atlanta, Georgia	USD	506	-94
Munich Atlanta Financial Corporation, Atlanta, Georgia	100,0000%	Munich American Reassurance Company, Atlanta, Georgia	USD	16.258	-5.138
Munich Holdings Ltd., Toronto	100,0000%	Münchener Rückversicherung AG, München	CAD	187.895	117.073
Munich Holdings of Australasia Pty. Ltd., Sydney	100,0000%	Münchener Rückversicherung AG, München	AUD	76.570	18.975
Munich Mauritius Reinsurance Co. Ltd., Port Louis	100,0000%	Munich Reinsurance Company of Africa Ltd, Johannesburg	USD	2.200	5.830
Munich Re America Corporation, Wilmington, Delaware	100,0000%	Munich American Holding Corporation, Wilmington, Delaware	USD	2.779.459	49.633
Munich Re Capital Limited, London	100,0000%	Munich Re Holding Company (UK) Ltd., London	GBP	3.821	1.088
Munich Re Finance B.V., Amsterdam	100,0000%	Münchener Rückversicherung AG, München	EUR	2.934	934
Munich Re Holding Company (UK) Ltd., London	100,0000%	Münchener Rückversicherung AG, München	GBP	9.408	14
Munich Re Underwriting Limited, London	100,0000%	Munich Re Holding Company (UK) Ltd., London	GBP	1.108	-64
Munich Reinsurance America, Inc., Wilmington, Delaware	100,0000%	Munich Re America Corporation, Wilmington, Delaware	USD	3.099.999	17.939
Munich Reinsurance Company Life Reinsurance Eastern Europe / Central Asia, Moskau	100,0000%	Münchener Rückversicherung AG, München	RUB	-347.737	0
Munich Reinsurance Company of Africa Ltd, Johannesburg	100,0000%	Münchener Rückversicherung AG, München	ZAR	967.851	204.358
Munich Reinsurance Company of Australasia Ltd, Sydney	100,0000%	Munich Holdings of Australasia Pty. Ltd., Sydney	AUD	136.279	13.559
Munich Reinsurance Company of Canada, Toronto	100,0000%	Munich Holdings Ltd., Toronto	CAD	295.778	58.958
Munichre Life Services Limited, London	100,0000%	Münchener Rückversicherung AG, München	GBP	1.974	1.079
Munichre New Zealand Service Limited, Auckland	100,0000%	Munich Holdings of Australasia Pty. Ltd., Sydney	NZD	1.667	8
MURAIC Limited, London	100,0000%	Munich Re Holding Company (UK) Ltd., London	GBP	2.423	0
N.M.U. (Holdings) Limited, Leeds	100,0000%	NMU Group Limited, London	GBP	151	0
Neckermann Lebensversicherung AG, Fürth	75,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	10.696	1.000
Neckermann Versicherung AG, Nürnberg	75,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	6.199	2.429

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
Neue Rückversicherungs-Gesellschaft, Genf	100,0000%	Münchener Rückversicherung AG, München	CHF	1.040 658	252.060
Newmed S.p.A., Mailand	100,0000%	MedNet Holding GmbH, München	EUR	522	48
Nightingale Legal Services ltd., Colchester	100,0000%	Amicus Legal Ltd., Colchester	GBP	0	
NMU Group Limited, London	100,0000%	Munich Re Holding Company (UK) Ltd., London	GBP	1.999	0
Northern Marine Underwriters Limited, Leeds	100,0000%	N.M.U. (Holdings) Limited, Leeds	GBP	144	0
Princeton Eagle Holding (Bermuda) Limited, Hamilton, Bermuda	100,0000%	Munich Re America Corporation, Wilmington, Delaware	USD	1.777	49
Princeton Eagle Insurance Company Limited, Hamilton, Bermuda	100,0000%	Princeton Eagle Holding (Bermuda) Limited, Hamilton, Bermuda	USD	2.004	64
Princeton Eagle West (Holding) Inc., Wilmington, Delaware	100,0000%	Munich Re America Corporation, Wilmington, Delaware	USD	2.256	37
Princeton Eagle West Insurance Company Ltd., Hamilton, Bermuda	100,0000%	Princeton Eagle West (Holding) Inc., Wilmington, Delaware	USD	2.087	37
Quelle Lebensversicherung AG, Schwechat	100,0000%	KarstadtQuelle Lebensversicherung AG, Fürth	EUR	5.709	607
QVH Beteiligungs GmbH, Nürnberg	55,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	42.810	-22
Seldac 1. Kommunaler-Rendite-Fonds GmbH & Co. KG, Düsseldorf	100,0000%	IK Premium Fonds zwei GmbH & Co. KG, Düsseldorf	EUR	15.232	-79
Sopockie Towarzystwo Ubezpieczen na Zycie Ergo Hestia Spolka Akcyjna, Sopot	93,0370%	ERGO International Aktiengesellschaft, Düsseldorf	PLN	69 645	14.966
	6,9630%	Sopockie Towarzystwo Ubezpieczeniowe Ergo Hestia Spolka Akcyjna, Sopot			
Sopockie Towarzystwo Ubezpieczeniowe Ergo Hestia Spolka Akcyjna, Sopot	100,0000%	ERGO International Aktiengesellschaft, Düsseldorf	PLN	768.002	101.969
TELA Aktiengesellschaft, München	100,0000%	Münchener Rückversicherung AG, München	EUR	158 847	514
Temple Insurance Company, Toronto	100,0000%	Munich Holdings Ltd., Toronto	CAD	147.498	32.911
The Princeton Excess and Surplus Lines Insurance Company, Wilmington, Delaware	100,0000%	Munich Re America Corporation, Wilmington, Delaware	USD	56.913	11.609
Titus AG, Düsseldorf	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	816	766
Unión Médica la Fuencisla, S.A., Compañia de Seguros, Saragossa	100,0000%	DKV Seguros y Reaseguros, Sociedad Anónima Española, Saragossa	EUR	6.694	100
Venus Vermögensverwaltungsgesellschaft mbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	141.885	3.378
VHDK Beteiligungsgesellschaft mbH, Düsseldorf	20,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	87.719	3.872
	20,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg			
	20,0000%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf			
	10,0000%	Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg			
	10,0000%	KarstadtQuelle Lebensversicherung AG, Fürth			
	5,0000%	VICTORIA Krankenversicherung Aktiengesellschaft, Düsseldorf			
	5,0000%	VICTORIA Pensionskasse AG, Düsseldorf			
	5,0000%	VICTORIA Versicherung Aktiengesellschaft, Düsseldorf			
	5,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München			
Victoria Erste Beteiligungsgesellschaft mbH, Düsseldorf	100,0000%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	58.514	584
Victoria General Insurance Company S.A., Athen	99,9999%	ERGO International Aktiengesellschaft, Düsseldorf	EUR	18.221	2.732
Victoria Grundstücksverwaltungs-Gesellschaft GbR, Düsseldorf	60,0000%	VICTORIA Versicherung Aktiengesellschaft, Düsseldorf	EUR	245.312	6.923
	40,0000%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf			
Victoria Internacional de Portugal SGPS S.A., Lissabon	100,0000%	ERGO International Aktiengesellschaft, Düsseldorf	EUR	53 040	1.508
Victoria Investment Properties Two L.P., Atlanta	100,0000%	VICTORIA US Property Zwei GmbH, Düsseldorf	USD	-52.985	-38.567
Victoria Italy Property GmbH, Düsseldorf	100,0000%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	24.655	-179

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
Victoria Krankenversicherung Aktiengesellschaft, Düsseldorf*)	51,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	72.043	0
	49,0000%	ERGO Versicherungsgruppe AG, Düsseldorf			
Victoria Lebensversicherung Aktiengesellschaft, Düsseldorf*)	90,0000%	ERGO Achte Beteiligungsgesellschaft mbH, Düsseldorf	EUR	739.403	0
	10,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	739.403	396
Victoria Life Insurance Company S.A., Thessaloniki	96,8992%	ERGO International Aktiengesellschaft, Düsseldorf	EUR	5.507	-379
	3,1008%	VICTORIA General Insurance Company S.A., Athen			
Victoria Pensionskasse AG, Düsseldorf*)	100,0000%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	53.101	-2.187
Victoria US Holdings, Inc., Wilmington	100,0000%	VICTORIA US Property Investment GmbH, Düsseldorf	USD	164.167	10.642
Victoria US Property Investment GmbH, Düsseldorf	50,2500%	VICTORIA Versicherung Aktiengesellschaft, Düsseldorf	EUR	114.360	-679
	25,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg			
	20,5000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln			
	4,2500%	VICTORIA Krankenversicherung Aktiengesellschaft, Düsseldorf			
Victoria US Property Zwei GmbH, Düsseldorf	100,0000%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	645	-12.340
Victoria Versicherung Aktiengesellschaft, Düsseldorf*)	90,0000%	ERGO Achte Beteiligungsgesellschaft mbH, Düsseldorf	EUR	529.530	0
	10,0000%	ERGO Versicherungsgruppe AG, Düsseldorf			
Victoria Vierte Beteiligungsgesellschaft mbH, Düsseldorf	100,0000%	VICTORIA Versicherung Aktiengesellschaft, Düsseldorf	EUR	44.898	3.831
Victoria Vierter Bauabschnitt GmbH & Co. KG, Düsseldorf	95,1000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	2.000	
	4,9000%	VICTORIA Versicherung Aktiengesellschaft, Düsseldorf			
Victoria Vierter Bauabschnitt Management GmbH, Düsseldorf	100,0000%	VICTORIA Versicherung Aktiengesellschaft, Düsseldorf	EUR	30	-19
Victoria-Seguros de Vida, S.A., Lissabon	100,0000%	VICTORIA Internacional de Portugal SGPS S.A., Lissabon	EUR	24.013	3.176
Victoria-Seguros S.A., Lissabon	100,0000%	VICTORIA Internacional de Portugal SGPS S.A., Lissabon	EUR	20.734	3.829
VICTORIA-VOLKSBANKEN Életbiztosító Zrt., Budapest	50,1000%	ERGO International Aktiengesellschaft, Düsseldorf	HUF	985.980	12.166
	24,7000%	VICTORIA-VOLKSBANKEN Versicherungsaktiengesellschaft, Wien			
VICTORIA-VOLKSBANKEN Poist'ovna, a.s., Bratislava	50,1000%	ERGO International Aktiengesellschaft, Düsseldorf	SKK	253.884	2.488
	24,7000%	VICTORIA-VOLKSBANKEN Versicherungsaktiengesellschaft, Wien			
VICTORIA-VOLKSBANKEN Biztosító Zrt., Budapest	50,1000%	ERGO International Aktiengesellschaft, Düsseldorf	HUF	722.447	13.528
	24,7000%	VICTORIA-VOLKSBANKEN Versicherungsaktiengesellschaft, Wien			
VICTORIA-VOLKSBANKEN pojišt'ovna, a.s., Prag	50,4632%	ERGO International Aktiengesellschaft, Düsseldorf	CZK	308.301	13.234
	24,0741%	VICTORIA-VOLKSBANKEN Versicherungsaktiengesellschaft, Wien			
VICTORIA-VOLKSBANKEN Versicherungsaktiengesellschaft, Wien	74,6269%	ERGO International Aktiengesellschaft, Düsseldorf	EUR	44.399	2.926
Vorsorge Lebensversicherung Aktiengesellschaft, Düsseldorf	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	26.962	2.002
Vorsorge Luxemburg Lebensversicherung S.A., Munsbach	99,9996%	Vorsorge Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	10.720	2.045
Watkins Marine Services Limited, London	100,0000%	Munich Re Holding Company (UK) Ltd., London	GBP	22	6
Watkins Syndicate Hong Kong Limited, Hong Kong	67,0000%	Munich Re Holding Company (UK) Ltd., London	HKD	1.261	0
Watkins Syndicate Middle East Limited, Dubai, UAE	100,0000%	Munich Re Holding Company (UK) Ltd., London	USD	323	46
Watkins Syndicate Singapore Pte. Limited, Singapore	100,0000%	Munich Re Holding Company (UK) Ltd., London	SGD	286	0
nicht konsolidierte Tochterunternehmen					
"PORT ELISABETH" GmbH & Co. KG, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	-7	-7

11.03.2008
14:40

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
"Port HARRISON" GmbH & Co. KG, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	1	
"PORT HARVEY" GmbH & Co. KG, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	1	
"PORT HEDLAND" GmbH & Co. KG, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	1	
"PORT KELANG" GmbH & Co. KG, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	-7	-7
"PORT LIMON" GmbH & Co. KG, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	-7	-7
"PORT LINCOLN" GmbH & Co. KG, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	1	
"PORT TUDY" GmbH & Co. KG, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	1	
"PORT VICTORIA" GmbH & Co. KG, Hamburg	46,1538%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	-3.116	-1.146
	30,7692%	IDEENKAPITAL AG, Düsseldorf			
	7,6923%	IDEENKAPITAL Schiffsfonds Treuhand GmbH, Düsseldorf			
"PORT WILLIAMS" GmbH & Co. KG, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	1	
"SPENCER GULF" GmbH & Co. KG, Hamburg	30,7692%	IDEENKAPITAL AG, Düsseldorf	EUR	43	-10
	30,7692%	IDEENKAPITAL Marine Finance AG, Hamburg			
	7,6924%	IDEENKAPITAL Schiffsfonds Treuhand GmbH, Düsseldorf			
A.L.I.C.E. Software Lda., Lissabon	100,0000%	ALICE Software Service GmbH, Erkrath	EUR	352	1
Advice2Bau Baucontrolling & Management GmbH, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	-158	-9
Akademie Schloß Hohenkammer GmbH, Hohenkammer*)	100,0000%	Münchener Rückversicherung AG, München	EUR	2.676	-943
aktiva Vermittlung von Versicherungen und Finanz-Dienstleistungen GmbH, Köln	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	1.592	20
American Re Inversiones, S. A., Santiago, Chile	99,7600%	Munich Reinsurance America, Inc., Wilmington, Delaware	CLP	104.627	-5.953
	0,2400%	Munich Re America Services Inc., Wilmington, Delaware			
AM-RE Consultants Inc., Wilmington, Delaware	100,0000%	Munich American Holding Corporation, Wilmington, Delaware	USD	656	1
APK Ambulante Pflege Köln GmbH, Köln	100,0000%	DKV Pflegedienste & Residenzen GmbH, Köln	EUR	24	0
ArztPartner almeda AG, München	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	641	393
ASBIM BILGI ISLEM SISTEM HIZMETLERI MÜSAV. SAN. VE TIC. LTD. STI, Istanbul	99,5000%	ERGOISVICRE SIGORTA A.S., Istanbul	TRY	407	267
	0,5000%	ERGOISVICRE HAYAT SIGORTA A.S., Istanbul			
Associated Asset Management Corporation B.V., Hertogenbosch	51,0000%	VICTORIA Immobilien Management GmbH, München	EUR	493	77
avanturo Beteiligungsgesellschaft mbH, Düsseldorf	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	25	0
Basko Garant Russisch-Deutsche Versicherungsgesellschaft AG, Kaliningrad	100,0000%	ERGO RUSS Versicherung AG, St. Petersburg	RUB	-1.699	178
Beaufort Dedicated No.1 Ltd, London	100,0000%	MSP Underwriting Ltd., London	GBP	43	20
Beaufort Dedicated No.2 Ltd, London	100,0000%	MSP Underwriting Ltd., London	GBP	157	112
Beaufort Dedicated No.3 Ltd, London	100,0000%	MSP Underwriting Ltd., London	GBP	126	13
Beaufort Dedicated No.4 Ltd, London	100,0000%	MSP Underwriting Ltd., London	GBP	-35	-35
Beaufort Dedicated No.5 Ltd., London	100,0000%	MSP Underwriting Ltd., London	GBP		
Beaufort Dedicated No.6 Ltd, London	100,0000%	MSP Underwriting Ltd., London	GBP		
Bell & Clements Trustees Ltd, London	100,0000%	Bell & Clements (London) Ltd, London	GBP	0	0
Bell & Clements Underwriting Managers Ltd, London	100,0000%	Bell & Clements (London) Ltd, London	GBP	5	0
Beteiligung HMM Hamburg-Mannheimer Erste Bürogebäude-Verwaltungsgesellschaft mbH, Hamburg	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	27	1

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
Beteiligung HMM Hamburg-Mannheimer Erste Immobilien-Verwaltungsgesellschaft mbH, Hamburg	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	27	1
Beteiligung HMM Hamburg-Mannheimer Zweite Bürogebäude-Verwaltungsgesellschaft mbH, Hamburg	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	27	0
Beteiligung HMM Hamburg-Mannheimer Zweite Immobilien-Verwaltungsgesellschaft mbH, Hamburg	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	27	0
BioEnergie Verwaltungs-GmbH, Elsterwerda	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	26	1
Blitz 01-807 GmbH, München	100,0000%	D.A.S. Deutscher Automobil Schutz Versicherungs-Aktiengesellschaft, München	EUR	24	0
CAPITAL PLAZA Holding- GmbH, Düsseldorf	70,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	30	0
	10,0000%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf			
	10,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg			
	10,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln			
CarePlus Gesellschaft für Versorgungsmanagement mbH, Köln	100,0000%	DKV Pflegedienste & Residenzen GmbH, Köln	EUR	13	4
Ciborum GmbH, München	100,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	25	0
CLAIMWEB S.p.A., Mailand	100,0000%	Newmed S.p.A., Mailand	EUR	133	9
D.A.S. Prozessfinanzierung AG, München	99,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	239	-341
	1,0000%	D.A.S. Deutscher Automobil Schutz Versicherungs-Aktiengesellschaft, München			
DAS Legal Protection Incorporated Company, Seoul	75,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	KRW	15.000	
De Wit-Vissers & Partners Gerechtsdeurwaarders B.V., Breda	80,0000%	DAS Legal Finance B.V., Amsterdam	EUR	100	
Diana Vermögensverwaltungs AG, München	100,0000%	Münchener Rückversicherung AG, München	EUR	65	2
DKV - Alpha Vermögensverwaltungs GmbH, Köln	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	25	0
DKV - Beta Vermögensverwaltungs GmbH, Köln	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	25	0
DKV Gesundheits Service GmbH, Köln	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	51	-1
DKV Globality S.A., Luxembourg	100,0000%	DKV International Health Holding AG, München	EUR	31	
DKV Immobilien GmbH & Co. KG, Köln	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	25	
DKV Immobilienverwaltungs GmbH, Köln	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	24	0
DKV Pflegedienste & Residenzen GmbH, Köln	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	3.120	595
DKV Residenz am Tibusplatz gGmbH, Münster	100,0000%	DKV Pflegedienste & Residenzen GmbH, Köln	EUR	608	81
DKV Servicios, S.A., Saragossa	100,0000%	DKV Seguros y Reaseguros, Sociedad Anónima Española, Saragossa	EUR	715	55
DKV-Residenz in der Contrescarpe GmbH, Bremen	100,0000%	DKV Pflegedienste & Residenzen GmbH, Köln	EUR	-456	-1.113
ERGO GmbH, Glarus	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	CHF	9.968	748
ERGO Immobilien-GmbH 1. DKV & Co. KG, Kreien	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	50	
ERGO Immobilien-GmbH 2. DKV & Co. KG, Kreien	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	50	
ERGO Immobilien-GmbH 3. DKV & Co. KG, Kreien	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	50	
ERGO Immobilien-GmbH 4. DKV & Co. KG, Kreien	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	50	
ERGO Immobilien-Verwaltungs-GmbH, Kreien	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	52	10
ERGO IN GmbH, Riga	90,0000%	ERGO Latvija Lebensversicherung AG (ERGO Latvija Dzivība AAS), Riga	LVL	-8	-6
ERGO IN OÜ, Tallinn	60,0000%	ERGO Elukindlustuse AS, Tallinn	EEK	41	-99
ERGO Invest OÜ, Tallinn	100,0000%	ERGO Latvija Invest SIA, Riga	EEK	7.046	821
ERGO Lietuva Invest, Vilnius	100,0000%	ERGO Latvija Invest SIA, Riga	LTL	16.300	11.879
ERGO NETSOLUTIONS TK-Consulting GmbH, Düsseldorf	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	25	

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
ERGO Treasury Centre No. 2 Ltd., Dublin	100,0000%	ERGO Treasury Centre Ltd., Dublin	EUR	0	0
ERGO Trust Erste Beteiligungsgesellschaft mbH, München	100,0000%	MEAG MUNICH ERGO AssetManagement GmbH, München	EUR	23	-1
ERGOISVICRE Hayat Sigorta Pazarlama Limited Sirketi, Istanbul	93,7300%	ERGOISVICRE HAYAT SIGORTA A.S., Istanbul	TRY	-2.100	-2.584
	6,2700%	ERGOISVICRE SIGORTA A.S., Istanbul			
ERGOISVICRE PORTFÖY YÖNETIMI A.S., Istanbul	86,7700%	ERGOISVICRE SIGORTA A.S., Istanbul	TRY	1.768	417
	13,2300%	ERGOISVICRE HAYAT SIGORTA A.S., Istanbul			
ERIN MARKETING EGITIM Limited Sirketi, Istanbul	99,9950%	ERGO International Aktiengesellschaft, Düsseldorf	TRY	500	
ERV Seyahat Sigorta Aracilik Hizmetleri ve Danismanlik Ltd.Sti., Istanbul	99,0000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	TRY	5	
Etics, s.r.o., Prag	100,0000%	Evropska Cestovni Pojistovna A.S., Prag	CZK	1.419	-581
Euro-Alarm Beijing, Beijing	100,0000%	European Assistance Holding, München	CNY	-195	-542
Europäische (UK) Ltd., London	100,0000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	GBP		
European Assistance Holding, München	60,0000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	EUR	22	0
	10,0000%	Evropska Cestovni Pojistovna A.S., Prag			
	10,0000%	Compania Europea de Seguros S.A., Madrid			
	10,0000%	Europaeiske Rejseforsikring A/S, Kopenhagen			
	10,0000%	Europeiska Försäkringsaktiebolaget, Stockholm			
Evergreen Underwriting Services Limited, London	100,0000%	MSP Underwriting Ltd., London	GBP		
EVV Logistik Beteiligungs GmbH & Co. KG, Düsseldorf	63,3812%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	0	7.648
	19,9739%	VICTORIA Krankenversicherung Aktiengesellschaft, Düsseldorf			
	16,6449%	ERGO Versicherungsgruppe AG, Düsseldorf			
EVV Logistik Management GmbH, Düsseldorf	64,0000%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	26	0
	20,0000%	VICTORIA Krankenversicherung Aktiengesellschaft, Düsseldorf			
	16,0000%	ERGO Versicherungsgruppe AG, Düsseldorf			
Exolvo GmbH, Hamburg	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	57	29
Fastighets AB Bangardsposten, Stockholm	50,0000%	Münchener Rückversicherung AG, München	SEK	100	
Forst Ebnath AG, Ebnath	96,7315%	Münchener Rückversicherung AG, München	EUR	3.634	839
Gastronomie Service Gesellschaft Überseering 35 GmbH, Hamburg	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	194	11
GBG Vogelsanger Straße GmbH, Köln	94,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	1.082	-265
Gebäude- und Büro-Service Gesellschaft Überseering 35 GmbH, Hamburg	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	149	14
GEMEDA Gesellschaft für medizinische Datenerfassung und Auswertung sowie Serviceleistungen für freie Berufe mbH, Köln	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	257	10
Genius II Vermögensverwaltungsgesellschaft mbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	31	0
Gerechtsdeurwaarderskantoor Sturm & Van Vuuren B.V., Nieuwegein	80,0000%	DAS Legal Finance B.V., Amsterdam	EUR	200	
Gerechtsdeurwaarderskantoor Van der Meijde B.V., Den Haag	80,0000%	DAS Legal Finance B.V., Amsterdam	EUR	90	
GFA GERMAN FINANCIAL ADVISORS AG, Düsseldorf	100,0000%	IDEENKAPITAL AG, Düsseldorf	EUR	-13.599	-51
goDentis - Gesellschaft für Innovation in der Zahnheilkunde mbH, Köln	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	-747	-3.726
goDentis Zahnprophylaxezentrum Stuttgart GmbH, Stuttgart	100,0000%	goDentis - Gesellschaft für Innovation in der Zahnheilkunde mbH, Köln	EUR	-838	786
goMedus Gesellschaft für Qualität in der Medizin mbH, Köln	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	2.266	757

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
Great Lakes Re Management Company (Belgium) S.A., Brüssel	99,9000%	Münchener Rückversicherung AG, München	EUR	35	-3
	0,1000%	Jupiter Vermögensverwaltungsgesellschaft mbH, München			
Hamburger Hof Management GmbH, Hamburg	100,0000%	Münchener Rückversicherung AG, München	EUR	56	8
Hamburg-Mannheimer ForsikringService A/S, Kopenhagen	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	DKK	614	15
Hamburg-Mannheimer Rechtsschutz Schaden-Service GmbH, Hamburg	100,0000%	Hamburg-Mannheimer Rechtsschutzversicherungs-Aktiengesellschaft, Hamburg	EUR	61	1
Hamburg-Mannheimer spol s.r.o., Prag	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	CZK	7.944	-4.888
Hamburg-Mannheimer Sports GmbH, Hamburg	100,0000%	Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg	EUR	221	169
Hamburg-Mannheimer Versicherungs- und Finanzierungsvermittlung GmbH, Hamburg	100,0000%	Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg	EUR	186	28
Hestia Kontakt Sp. z o.o., Sopot	100,0000%	Sopockie Towarzystwo Ubezpieczeniowe Ergo Hestia Spolka Akcyjna, Sopot	PLN	920	238
Hestia Loss Control Sp. z o.o., Sopot	100,0000%	Sopockie Towarzystwo Ubezpieczeniowe Ergo Hestia Spolka Akcyjna, Sopot	PLN	334	-63
Hestia Zdrowie Sp. Z.o.o., Sopot	100,0000%	Hestia Financial Services S.A., Sopot	PLN	106	35
HMP Polska Sp.zo.o., Warschau	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	PLN	3.169	643
Ideenkapital Client Service GmbH, Düsseldorf*)	100,0000%	IDEENKAPITAL AG, Düsseldorf	EUR	26	1.372
Ideenkapital erste Investoren Service GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	33	6
Ideenkapital Fonds Treuhand GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	25	
IDEENKAPITAL Marine Finance AG, Hamburg*)	100,0000%	IDEENKAPITAL AG, Düsseldorf	EUR	180	0
Ideenkapital Media Treuhand GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	-615	-270
IDEENKAPITAL PRORENDITA EINS Treuhandgesellschaft mbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	42	7
IDEENKAPITAL Schiffsfonds Treuhand GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	37	10
Ideenkapital Treuhand GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	55	11
Ideenkapital Treuhand US Real Estate eins GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	48	15
IDEENKAPITAL-Verwaltungsgesellschaft mbH, München	100,0000%	MEAG MUNICH ERGO AssetManagement GmbH, München	EUR	23	-3
IK European Real Estate GmbH & Co. KG, Düsseldorf	50,0000%	Ideenkapital Fonds Treuhand GmbH, Düsseldorf	EUR	2	
	50,0000%	IK FE Fonds Management GmbH, Düsseldorf			
IK European Real Estate Verwaltungsgesellschaft mbH, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	25	
IK FE Fonds Management GmbH, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	50	
IK FE Management GmbH, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	6	16
IK Objekt Bensheim GmbH, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	37	4
IK Objekt Frankfurt Theodor-Heuss-Allee GmbH, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	34	36
IK Pflegezentrum Uelzen Verwaltungs-GmbH, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	25	
IK Premium GmbH, Düsseldorf	100,0000%	IDEENKAPITAL AG, Düsseldorf	EUR	24	4
IK Property Eins Verwaltungsgesellschaft mbH, Hamburg	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	23	-2
IK Property Treuhand GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	17	-1
IK Skandinavia Eins Verwaltungsgesellschaft mbH, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	25	
IK Skandinavia Property Eins GmbH & Co. KG, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	1	
IK SolarInvest Verwaltungsgesellschaft mbH, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	25	
IK US Portfolio Invest DREI Verwaltungs-GmbH, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	25	0
IK US Portfolio Invest Verwaltungs-GmbH, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	32	5
IK US Portfolio Invest ZWEI Verwaltungs-GmbH, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	16	-5
IKFE Management Zwei GmbH, Düsseldorf	99,2141%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	26	-59
	0,3929%	Ideenkapital Client Service GmbH, Düsseldorf			

11.03.2008
14:40

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
	0,1965%	IDEENKAPITAL Marine Finance AG, Hamburg			
	0,1965%	IDEENKAPITAL AG, Düsseldorf			
Incasso Consult Group B.V., Elst	100,0000%	DAS Legal Finance B.V., Amsterdam	EUR	225	
INSMED S.r.l., Mailand	100,0000%	DKV Salute S.p.A., Mailand	EUR	31	8
InterAssistance Gesellschaft für Dienstleistungen mit beschränkter Haftung, München*)	100,0000%	D.A.S. Deutscher Automobil Schutz Versicherungs-Aktiengesellschaft, München	EUR	26	0
Internauto Gestion, S.A., Sociedad Unipersonal, Barcelona	75,0000%	Münchener Rückversicherung AG, München	EUR	-481	271
Internet Broker, S.L., Sociedad Unipersonal, Barcelona	100,0000%	Internauto Gestion, S.A., Sociedad Unipersonal, Barcelona	EUR	3	5
IRIS Capital Fund II German Investors GmbH & Co. KG, Düsseldorf	70,0000%	ERGO Private Equity Leben GmbH, Düsseldorf	EUR	16 069	-20
	15,7143%	ERGO Private Equity Komposit GmbH, Düsseldorf			
ISVICRE SIGORTA KIBRIS LIMITED, Istanbul	51,0000%	ERGOISVICRE SIGORTA A.S., Istanbul	TRY	200	
Jupiter Vermögensverwaltungsgesellschaft mbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	155	-2
Juventus Vermögensverwaltungs AG, Hamburg	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	54	2
K & P Objekt Hamburg Hamburger Straße GmbH, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	32	2
K & P Objekt München Hufelandstraße GmbH, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	34	2
KA Köln.Assekuranz-Agentur GmbH, Köln	100,0000%	Münchener Rückversicherung AG, München	EUR	29	0
Konzeption S.A., Tychy	91,0500%	Patria Investment S.A., Tychy	PLN	5.719	-768
	6,3200%	Patria Broker Spólka z.o.o., Tychy			
	1,1000%	Sopockie Towarzystwo Ubezpieczeniowe Ergo Hestia Spolka Akcyjna, Sopot			
KQV Solarpark Franken 1 GmbH & Co. KG, Fürth	100,0000%	KarstadtQuelle Versicherung AG, Fürth	EUR	724	-96
Larus Vermögensverwaltungsgesellschaft mbH, München	50,0000%	Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg	EUR	592	5 504
	50,0000%	Münchener Rückversicherung AG, München	EUR	592	5.504
M & P Versicherungsmakler GmbH, Nürnberg	100,0000%	Merkur Grundstücks- und Beteiligungs-Gesellschaft mit beschränkter Haftung, Düsseldorf	EUR	659	59
MAM Munich Asset Management GmbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	24	0
Marina Sp.z.o.o., Sopot	100,0000%	Sopockie Towarzystwo Ubezpieczeniowe Ergo Hestia Spolka Akcyjna, Sopot	PLN	50	
MAYFAIR Financing GmbH, München	100,0000%	MEAG MUNICH ERGO AssetManagement GmbH, München	EUR	1.526	178
MAYFAIR Holding GmbH & Co. Singapur KG, Düsseldorf	71,4285%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	9.875	-108
MAYFAIR Holding GmbH, Düsseldorf	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	28	2
MEAG Hong Kong Limited, Hong Kong	100,0000%	MEAG New York Corporation, Wilmington, Delaware	HKD	33.406	18.120
MEAG Luxembourg S.à r.l., Munsbach	100,0000%	MEAG MUNICH ERGO Kapitalanlagegesellschaft mbH, München	EUR	1.000	0
MEAG Real Estate Düsseldorf GmbH, Düsseldorf*)	100,0000%	MEAG MUNICH ERGO AssetManagement GmbH, München	EUR	25	0
MEAG Real Estate Erste Beteiligungsgesellschaft, München	100,0000%	MEAG MUNICH ERGO AssetManagement GmbH, München	EUR	29	1
MEAG Real Estate Facilities Management Düsseldorf GmbH, Düsseldorf*)	100,0000%	MEAG Real Estate Düsseldorf GmbH, Düsseldorf	EUR	25	0
MEAG Real Estate Facilities Management Hamburg GmbH, Hamburg*)	100,0000%	MEAG Real Estate Hamburg GmbH, Hamburg	EUR	25	1
MEAG Real Estate Facilities Management München GmbH, München*)	100,0000%	MEAG Real Estate München GmbH, München	EUR	26	0
MEAG Real Estate Hamburg GmbH, Hamburg*)	100,0000%	MEAG MUNICH ERGO AssetManagement GmbH, München	EUR	25	7
MEAG Real Estate München GmbH, München*)	100,0000%	MEAG MUNICH ERGO AssetManagement GmbH, München	EUR	25	0
MEAG Zweite Beteiligungsgesellschaft mbH, München	100,0000%	MEAG MUNICH ERGO AssetManagement GmbH, München	EUR	22	-2

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
Mediastream Consulting GmbH, Grünwald	100,0000%	Ideenkapital Media Finance AG, Düsseldorf	EUR	26	3
Mediastream Dritte Film GmbH, Grünwald	100,0000%	Ideenkapital Media Finance AG, Düsseldorf	EUR	30	4
Mediastream Film GmbH, Grünwald	100,0000%	Ideenkapital Media Finance AG, Düsseldorf	EUR	28	2
Mediastream Vierte Medien GmbH, Grünwald	100,0000%	Ideenkapital Media Finance AG, Düsseldorf	EUR	26	2
Mediastream Zweite Film GmbH, Grünwald	100,0000%	Ideenkapital Media Finance AG, Düsseldorf	EUR	32	3
MedNet Europa GmbH, München	100,0000%	MedNet Holding GmbH, München	EUR	19	0
MedNet International Offshore SAL, Beirut	99,6700%	MedNet International Ltd., Nicosia	USD	113	-2
Medotel Gesellschaft für Hotelmedizin mbH, Köln	100,0000%	MedWell Gesundheits-AG, Köln	EUR	5	0
MedWell Gesundheits-AG, Köln	97,1906%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	412	63
Merkur Grundstücks- und Beteiligungs-Gesellschaft mit beschränkter Haftung, Düsseldorf*)	100,0000%	VICTORIA Versicherung Aktiengesellschaft, Düsseldorf	EUR	4.097	0
miCura Pflegedienste Berlin GmbH, Berlin	51,0000%	DKV Pflegedienste & Residenzen GmbH, Köln	EUR	150	
miCura Pflegedienste Bremen GmbH, Bremen	100,0000%	DKV Pflegedienste & Residenzen GmbH, Köln	EUR	10	-33
miCura Pflegedienste Dachau GmbH, Dachau	51,0000%	DKV Pflegedienste & Residenzen GmbH, Köln	EUR	-105	-89
miCura Pflegedienste Düsseldorf GmbH, Düsseldorf	100,0000%	DKV Pflegedienste & Residenzen GmbH, Köln	EUR	268	147
miCura Pflegedienste Krefeld GmbH, Krefeld	100,0000%	DKV Pflegedienste & Residenzen GmbH, Köln	EUR	39	42
miCura Pflegedienste München GmbH, München	96,0000%	DKV Pflegedienste & Residenzen GmbH, Köln	EUR	114	17
miCura Pflegedienste München Ost GmbH, München	65,0000%	DKV Pflegedienste & Residenzen GmbH, Köln	EUR	65	
miCura Pflegedienste Münster GmbH, Münster	100,0000%	DKV Pflegedienste & Residenzen GmbH, Köln	EUR	293	191
miCura Pflegedienste Nürnberg GmbH, Nürnberg	51,0000%	DKV Pflegedienste & Residenzen GmbH, Köln	EUR	-10	-17
MR Beteiligungen 1. GmbH, München*)	100,0000%	Münchener Rückversicherung AG, München	EUR	25	
MR Beteiligungen 14. GmbH, München*)	100,0000%	Münchener Rückversicherung AG, München	EUR	25	
MR Beteiligungen 15. GmbH, München*)	100,0000%	Münchener Rückversicherung AG, München	EUR	25	
MR Beteiligungen 16. GmbH, München*)	100,0000%	Münchener Rückversicherung AG, München	EUR	25	
MR Beteiligungen 17. GmbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	24	0
MR Beteiligungen 18. GmbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	24	0
MR Beteiligungen 19. GmbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	24	0
MR Beteiligungen 3. GmbH, München*)	100,0000%	Münchener Rückversicherung AG, München	EUR	25	
MR Beteiligungen 4. GmbH, München*)	100,0000%	Münchener Rückversicherung AG, München	EUR	25	
MR Beteiligungen AG, Grünwald-Geiselgasteig	100,0000%	Münchener Rückversicherung AG, München	EUR	69	8
MR ERGO Beteiligungen GmbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	315	1.061
Muenchener Rueck Hellas Services S.A., Athen	100,0000%	Münchener Rückversicherung AG, München	EUR	241	160
Multiasistencia Europea, S.A., Madrid	100,0000%	Compania Europea de Seguros S.A., Madrid	EUR	209	36
Münchener Consultora Internacional S.R.L., Santiago de Chile	90,0000%	Münchener Rückversicherung AG, München	CLP	267.177	28.754
	10,0000%	Jupiter Vermögensverwaltungsgesellschaft mbH, München			
Münchener de Argentina Servicios Técnicos S. R. L., Buenos Aires	100,0000%	Münchener Rückversicherung AG, München	ARS	608	133
Münchener de Colombia S.A. Corredores de Reaseguros, Santa Fe de Bogota D.C.	100,0000%	Münchener Rückversicherung AG, München	COP	1.842.651	32.284
Münchener de Mexico S. A., Mexico	99,8000%	Munich Holdings Ltd., Toronto	MXN	21.712	2.383
	0,2000%	Münchener Rückversicherung AG, München			

11.03.2008
14:40

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
Münchener de Venezuela C.A. Intermediaria de Reaseguros, Caracas	100,0000%	Munich Holdings Ltd., Toronto	VEB	79.184	2.078
Münchener do Brasil Servicos Técnicos Ltda., Sao Paulo	90,0000%	Münchener Rückversicherung AG, München	BRL	1.682	247
	10,0000%	Jupiter Vermögensverwaltungsgesellschaft mbH, München			
Münchener Ecoconsult GmbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	50	13
Münchener Finanzgruppe AG Beteiligungen, München	100,0000%	Münchener Rückversicherung AG, München	EUR	52	1
Münchener Vermögensverwaltung GmbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	26	0
Munich Canada Systems Corporation, Toronto	100,0000%	Munich Reinsurance Company of Canada, Toronto	CAD	-	
Munich Columbia Square Corp., Wilmington	100,0000%	Münchener Rückversicherung AG, München	USD	21	-1
Munich Life Management Corporation Ltd., Toronto	100,0000%	Munich Holdings Ltd., Toronto	CAD	5	0
Munich Management Pte. Ltd., Singapur	100,0000%	Munich Holdings Ltd., Toronto	SGD	1.100	703
Munich Re America Brokers, Inc., Wilmington, Delaware	100,0000%	Munich American Holding Corporation, Wilmington, Delaware	USD	3.222	-135
Munich Re America Holdings Ltd., London, UK	100,0000%	Munich American Holding Corporation, Wilmington, Delaware	GBP	2.701	-93
Munich Re America Management Ltd., London, UK	100,0000%	Munich Re America Holdings Ltd., London, UK	GBP	-611	-9
Munich Re America Services Inc., Wilmington, Delaware	100,0000%	Munich American Holding Corporation, Wilmington, Delaware	USD	547	95
Munich Re General (UK) plc, London	100,0000%	Münchener Rückversicherung AG, München	GBP	50	0
Munich Re India Services Private Limited, Mumbai	99,0000%	Münchener Rückversicherung AG, München	INR	15.204	6.607
	1,0000%	Jupiter Vermögensverwaltungsgesellschaft mbH, München			
Munich Re Japan Services K. K., Tokio	100,0000%	Münchener Rückversicherung AG, München	JPY	514.279	321.239
Munich Re Life and Health (UK) Plc., London	100,0000%	Münchener Rückversicherung AG, München	GBP	50	0
Munich Re Polska Services So. Z.o.o., Warschau	100,0000%	Münchener Rückversicherung AG, München	PLN	681	64
Munich Re Tel Aviv Services Ltd., Tel Aviv	100,0000%	Münchener Rückversicherung AG, München	ILS	-141	-61
Munich-American Global Services (Munich) GmbH, München	100,0000%	Munich American Holding Corporation, Wilmington, Delaware	USD	100	-83
Munich-American Global Services, Inc., Wilmington, Delaware	100,0000%	Munich American Holding Corporation, Wilmington, Delaware	USD	8.388	147
Munich-American HealthCare Services Inc., Wilmington, Delaware	100,0000%	Munich American Holding Corporation, Wilmington, Delaware	USD	-1	-2
Munich-American Risk Partners GmbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	1.448	892
Munich-American RiskPartners Inc., Wilmington, Delaware	100,0000%	Munich American Holding Corporation, Wilmington, Delaware	USD	129	-1
Munich-American RiskPartners Ltd., London, UK	100,0000%	Munich Re America Holdings Ltd., London, UK	GBP	118	-2
Munich-Canada Management Corp. Ltd., Toronto	100,0000%	Munich Holdings Ltd., Toronto	CAD	5	0
MunichFinancialGroup AG Holding, München	100,0000%	Münchener Rückversicherung AG, München	EUR	51	1
MunichFinancialGroup GmbH , München	100,0000%	Münchener Rückversicherung AG, München	EUR	730	
MunichFinancialServices AG Holding, München	100,0000%	Münchener Rückversicherung AG, München	EUR	52	1
Munichre General Services Limited, London	100,0000%	Münchener Rückversicherung AG, München	GBP	687	195
Munichre Service Limited, Hong Kong	100,0000%	Munich Holdings Ltd., Toronto	HKD	409	190
Nederlands Centrum voor Fiscaal en Sociaal Advies, Brüssel	77,0000%	Hamburg-Mannheimer Consulting NV, Brüssel	EUR	42	9
Nederlands Centrum voor Fiscaal en Sociaal Advies, Brüssel	20,0000%	Hamburg-Mannheimer N.V./S.A., Brüssel	EUR	42	9
Paramount Healthcare Management Pvt. Ltd., Mumbai	70,0000%	MedNet Holding GmbH, München	INR	54.668	3.105
	10,0000%	Münchener Rückversicherung AG, München			
Patna Broker Spólka z.o.o., Tychy	100,0000%	Patna Investment S.A., Tychy	PLN	83	-4

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
Patria Investment S.A., Tychy	50,4000%	Hestia Financial Services S.A., Sopot	PLN	8.795	-351
	47,1500%	Sopockie Towarzystwo Ubezpieczeniowe Ergo Hestia Spolka Akcyjna, Sopot			
PLATINIA Verwaltungs-GmbH, Grünwald	100,0000%	Ideenkapital Media Finance AG, Düsseldorf	EUR	28	1
Primecare GmbH, Köln	100,0000%	MedWell Gesundheits-AG, Köln	EUR	11	-5
PRORENDITA DREI Verwaltungsgesellschaft mbH, Hamburg	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	29	6
PRORENDITA EINS Verwaltungsgesellschaft mbH, Hamburg	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	34	4
PRORENDITA Fünf Verwaltungsgesellschaft mbH, Hamburg	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	25	
PRORENDITA VIER Verwaltungsgesellschaft mbH, Hamburg	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	21	2
PRORENDITA ZWEI Verwaltungsgesellschaft mbH, Hamburg	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	31	4
ProVictor Immobilien GmbH, Düsseldorf	50,0000%	MEAG MUNICH ERGO AssetManagement GmbH, München	EUR	4.920	4.810
ProVictor Property Fund VI Management, Inc., Atlanta	51,0000%	ProVictor US Corporation, Atlanta	USD		0
ProVictor US Corporation, Atlanta	100,0000%	ProVictor Immobilien GmbH, Düsseldorf	USD	-114	-1
Reaseguradora de las Américas S. A., La Habana	100,0000%	Münchener Rückversicherung AG, München	CUP	679	-1
Schrömbgens & Stephan GmbH, Versicherungsmakler, Düsseldorf	100,0000%	Merkur Grundstücks- und Beteiligungs-Gesellschaft mit beschränkter Haftung, Düsseldorf	EUR	-330	355
Seldac 1. Verwaltungs-GmbH, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	44	14
Seminaris Hotel- und Kongreßstätten-Betriebsgesellschaft mbH, Lüneburg	25,0000%	Hamburg-Mannheimer Rechtsschutzversicherungs-Aktiengesellschaft, Hamburg	EUR	1.913	316
	25,0000%	Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg			
	25,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg			
Silvanus Vermögensverwaltungsgesellschaft mbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	37	0
Solarèh GmbH, München	100,0000%	Mercur Assistance Aktiengesellschaft Holding, München	EUR	-358	-50
Solidus GmbH, München	100,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	25	0
Sopockie Towarzystwo Doradcze Sp. z o.o., Sopot	100,0000%	Sopockie Towarzystwo Ubezpieczeniowe Ergo Hestia Spolka Akcyjna, Sopot	PLN	67	2
SOS International Reise-Notfallservice GmbH, München	100,0000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	EUR	26	2
Stichting Aandelen Beheer D.A.S. Holding, Amsterdam	100,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	810	
TAS Assekuranz Service GmbH, Frankfurt/Main	100,0000%	Touristik Assekuranz Service GmbH Versicherungsmakler, Frankfurt/Main	EUR	16	3
TAS Touristik Assekuranz Service International GmbH, Frankfurt/Main	100,0000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	EUR	34	0
TEDA životná poistovna, a.s., Bratislava	100,0000%	ERGO Austria International AG, Wien	EUR	4.000	
The Receivables Management Company B.V., Rotterdam	80,0000%	DAS Legal Finance B.V., Amsterdam	EUR	500	
Three Lions Underwriting Ltd., London	60,0000%	Münchener Rückversicherung AG, München	EUR	679	83
	40,0000%	Bell & Clements (London) Ltd, London			
TIP - Redaktion und Service GmbH, Ostfildern	100,0000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	EUR	106	25
TIP Gesellschaft für Touristik-Informations-Programme mbH, München	51,6100%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	EUR	32	-4
Touristik Assekuranz Service GmbH Versicherungsmakler, Frankfurt/Main	100,0000%	ERV Beteiligungsgesellschaft mbH, München	EUR	256	0
Trusted Documents GmbH, Nürnberg	100,0000%	welivit AG, Nürnberg	EUR	25	
US PROPERTIES VA Verwaltungs-GmbH, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	23	-2
VB Victoria Zastupanje u Osiguranju d.o.o., Zagreb	74,9000%	VICTORIA-VOLKSBANKEN Versicherungsaktiengesellschaft, Wien	HRK	374	352
Verwaltungsgesellschaft "PORT ELISABETH" mbH, hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	26	1
Verwaltungsgesellschaft "Port Harrison" mbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	25	

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
Verwaltungsgesellschaft "Port Harvey" mbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	25	
Verwaltungsgesellschaft "Port Hedland" mbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	25	
Verwaltungsgesellschaft "PORT KELANG" mbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	26	1
Verwaltungsgesellschaft "PORT LIMON" mbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	26	1
Verwaltungsgesellschaft "Port Lincoln" mbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	25	
Verwaltungsgesellschaft "PORT LOUIS" GmbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	41	4
Verwaltungsgesellschaft "PORT MAUBERT" mbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	26	1
Verwaltungsgesellschaft "PORT MELBOURNE" mbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	26	2
Verwaltungsgesellschaft "PORT MENIER" mbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	26	1
Verwaltungsgesellschaft "PORT MOODY" mbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	37	4
Verwaltungsgesellschaft "PORT MORESBY" mbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	26	1
Verwaltungsgesellschaft "PORT MOUTON" mbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	29	4
Verwaltungsgesellschaft "PORT NELSON" mbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	29	4
Verwaltungsgesellschaft "PORT RUSSEL" GmbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	38	4
Verwaltungsgesellschaft "PORT SAID" GmbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	36	4
Verwaltungsgesellschaft "PORT STANLEY" GmbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	36	4
Verwaltungsgesellschaft "PORT STEWART" mbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	37	6
Verwaltungsgesellschaft "Port Tudy" mbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	25	
Verwaltungsgesellschaft "PORT UNION" mbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	36	4
Verwaltungsgesellschaft "PORT VICTORIA" GmbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	26	1
Verwaltungsgesellschaft "Port Williams" mbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	25	
Verwaltungsgesellschaft "SPENCER GULF" GmbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	26	2
VFG Vorsorge-Finanzierungsconsulting GmbH, Wien	75,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	1.404	485
Victoria Immobilien Management GmbH, München	100,0000%	MEAG MUNICH ERGO AssetManagement GmbH, München	EUR	270	92
Victoria Immobilien-Fonds GmbH, Düsseldorf	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	139	-13
Victoria Osiguranje d.d, Zagreb	50,1000%	ERGO International Aktiengesellschaft, Düsseldorf	HRK	22.500	
	24,8000%	VICTORIA-VOLKSBANKEN Versicherungsaktiengesellschaft, Wien			
VICTORIA US Beteiligungsgesellschaft mbH, München	100,0000%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	22	-1
VICTORIA US Zweite Beteiligungsgesellschaft mbH, Düsseldorf	100,0000%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	25	
Victoria Zivotno Osiguranje d.d, Zagreb	50,1000%	ERGO International Aktiengesellschaft, Düsseldorf	HRK	22.500	-1
	24,8000%	VICTORIA-VOLKSBANKEN Versicherungsaktiengesellschaft, Wien			
VICTORIA-IT GmbH, Wien	100,0000%	VICTORIA-VOLKSBANKEN Versicherungsaktiengesellschaft, Wien	EUR	35	
Viwis GmbH, München*)	100,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	2.000	0
Vorsorge Service GmbH, Düsseldorf	100,0000%	Vorsorge Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	191	-336
VV-Consulting Gesellschaft für Risikoanalyse, Vorsorgeberatung und Versicherungsvermittlung GmbH, Wien	100,0000%	VICTORIA-VOLKSBANKEN Versicherungsaktiengesellschaft, Wien	EUR	161	-2
VV-Immobilien Gesellschaft für Haus- und Grundbesitzverwaltung GmbH, Wien	100,0000%	VV-Consulting Gesellschaft für Risikoanalyse, Vorsorgeberatung und Versicherungsvermittlung GmbH, Wien	EUR	59	2
welivit AG, Nürnberg	100,0000%	KarstadtQuelle Versicherung AG, Fürth	EUR	7.137	928
welivit New Energy GmbH, Fürth	100,0000%	welivit AG, Nürnberg	EUR	250	349
welivit Solar España GmbH, Nürnberg	100,0000%	welivit AG, Nürnberg	EUR	25	

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
WISMA ATRIA Holding GmbH & Co. Singapur KG, Düsseldorf	65,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	11.543	1.611
WNE Solarfonds Süddeutschland 2 GmbH & Co. KG, Nürnberg	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	81	
Wohnungsgesellschaft Brela mbH, Hamburg*)	100,0000%	Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg	EUR	102	0
AT EQUITY BEWERTETE ASSOZIIERTE UNTERNEHMEN					
-* Bewertung mit umbewerteten IFRS-Eigenkapital					
13th & F associates Limited Partnership,, Washington D.C.	79,9900%	Munich Reinsurance America, Inc., Wilmington, Delaware	USD	117.468	13.728
	0,0100%	Munich Columbia Square Corp., Wilmington			
AdvanceCare - Gestão de Serviços de Saúde, S.A, Lissabon	24,0000%	VICTORIA Internacional de Portugal SGPS S.A., Lissabon	EUR	7.192	1.742
	15,0000%	Münchener Rückversicherung AG, München			
Apollo DKV Insurance Company Limited, Hyderabad	25,5000%	DKV International Health Holding AG, München	INR	-1.472	-2.472
Assistance Partner GmbH & Co. KG, München	21,6667%	Mercur Assistance Aktiengesellschaft Holding, München	EUR	0	392
Bank Austria Creditanstalt Versicherung AG, Wien	29,4598%	ERGO International Aktiengesellschaft, Düsseldorf	EUR	75.026	20.916
BHS tabletop AG, Selb	28,9134%	Münchener Rückversicherung AG, München	EUR	32.455	4.816
Bloemers Holding B. V., Rotterdam	22,7273%	Münchener Rückversicherung AG, München	EUR	39.778	12.310
carexpert Kfz-Sachverständigen GmbH, Walluf	25,0000%	VICTORIA Versicherung Aktiengesellschaft, Düsseldorf	EUR	5.406	39
CJSIC "European Travel Insurance", Moskau	25,0100%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	RUB	70.471	
Consortia Versicherungs-Beteiligungsgesellschaft mbH, Nürnberg	33,7027%	Münchener Rückversicherung AG, München	EUR	55.659	4.041
D.A.S. Difesa Automobilistica Sinistri, S.p.A. di Assicurazione, Verona	49,9920%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	11.911	3.318
Euro-Center Holding A/S, Kopenhagen	16,6666%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	DKK	9.620	2.682
	16,6666%	Europaeiske Rejseforsikring A/S, Kopenhagen			
	16,6666%	Europeiska Försäkringsaktiebolaget, Stockholm			
Europai Utazasi Biztosito Rt., Budapest	26,0000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	HUF	1.299.665	364.376
Europäische Reiseversicherungs-Aktiengesellschaft, Wien	25,0100%	ERV Beteiligungsgesellschaft mbH, München	EUR	5.797	249
Geschlossene Aktiengesellschaft Europäische Reiseversicherung, Kiew	25,1000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	UAH	9.288	0
Global Aerospace Underwriting Managers Ltd., London	24,9000%	Münchener Rückversicherung AG, München	GBP	51.527	-5.053
HighTech Beteiligungen GmbH und Co. KG, Düsseldorf	9,9000%	ERGO Private Equity Gesundheit GmbH, Düsseldorf	EUR	80.680	-4.969
	6,6000%	ERGO Private Equity Komposit GmbH, Düsseldorf			
	6,6000%	ERGO Private Equity Leben GmbH, Düsseldorf			
Income Opportunity Fund I L.L.C., New York	33,3300%	MEAG US Real Estate Management Investments, Inc., Wilmington DE	USD	1.626	1.495
Janus Vermögensverwaltungsgesellschaft mbH, München	50,0000%	Münchener Rückversicherung AG, München	EUR	37	51
KarstadtQuelle Finanz Service GmbH, Düsseldorf	50,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	110.560	-9.954
MCAF Verwaltungs-GmbH & Co.KG, Düsseldorf	50,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	110.000	101
MDP Ventures I L.L.C., New York	50,0000%	MEAG US Real Estate Management Investments, Inc., Wilmington DE	USD	16.327	12.253
MDP Ventures III L.L.C., New York	49,9900%	MEAG US Real Estate Management Investments, Inc., Wilmington DE	USD	112	22
MEAG Pacific Star Holdings Ltd., Hong Kong	50,0000%	MEAG MUNICH ERGO AssetManagement GmbH, München	USD	3.956	0

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
MEDICLIN Aktiengesellschaft, Frankfurt am Main	16,5571%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	140.261	3.723
	11,8746%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln			
MEGA 4 GbR, Berlin	20,5300%	VICTORIA Versicherung Aktiengesellschaft, Düsseldorf	EUR	78.456	-1.267
	13,6900%	ERGO Versicherungsgruppe AG, Düsseldorf			
Middlesea Insurance p.l.c, Floriana	19,9000%	Münchener Rückversicherung AG, München	MTL	17.341	2.247
Millennium Entertainment Partners II L.P., New York**)	32,53%	VICTORIA Investment Properties Two L.P., Atlanta	USD	72.893	-11.824
	9,77%	VICTORIA US Holdings, Inc., Wilmington	USD		
Millennium Entertainment Partners L.P., New York	42,3600%	VICTORIA US Holdings, Inc., Wilmington	USD	24.834	-3.356
Millennium Partners LLC, New York	22,4111%	VICTORIA US Holdings, Inc., Wilmington	USD	207.860	21.630
MPE Hotel I L.L.C., New York	33,3300%	VICTORIA Investment Properties Two L.P., Atlanta	USD	-259.156	-48.591
MPE Hotel I Tenant Holdings L.L.C., New York	33,3300%	VICTORIA Investment Properties Two L.P., Atlanta	USD	-34.847	-4.044
Prévoyance Ré, S.A., Paris	34,0000%	Münchener Rückversicherung AG, München	EUR	29.076	2.628
Property Finance France S.A., Luxemburg	45,4605%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	14.987	74.727
RehaCare GmbH, München	25,1000%	Münchener Rückversicherung AG, München	EUR	1.138	81
Rendite Partner Gesellschaft für Vermögensverwaltung mbH, Frankfurt a.M.	33,3333%	VHDK Beteiligungsgesellschaft mbH, Düsseldorf	EUR	76.709	1.723
RP Vilbeler Fondsgesellschaft mbH, Frankfurt a.M.	10,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	253.237	4.304
	10,0000%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf			
	10,0000%	KarstadtQuelle Lebensversicherung AG, Fürth			
	10,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg			
Sana Kliniken AG, München	20,3150%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	115.906	7.265
	1,3875%	VICTORIA Krankenversicherung Aktiengesellschaft, Düsseldorf			
Saudi National Insurance Company B.S.C.(c), Manama	22,5000%	Münchener Rückversicherung AG, München	USD	27.378	8.497
Seaflower Health Ventures III L.P., Waltham	14,9986%	ERGO Private Equity Komposit GmbH, Düsseldorf	USD	42.249	10.356
	13,6446%	ERGO Private Equity Leben GmbH, Düsseldorf			
SEBA Beteiligungsgesellschaft mbH, Nürnberg	48,9931%	Münchener Rückversicherung AG, München	EUR	95.939	1.610
Star Growth GmbH & Co. Beteiligungs KG, München	48,2800%	ERGO Private Equity Gesundheit GmbH, Düsseldorf	USD	12.916	733
Storebrand Helseforsikring AS, Oslo	50,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	NOK	49.887	7.220
TERTIANUM Besitzgesellschaft Berlin Passauer Strasse 5-7 mbH, München	25,0000%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	37.437	-917
TERTIANUM Besitzgesellschaft Konstanz Marktstätte 2-6 und Sigismundstrasse 5-9 mbH, München	25,0000%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	56.936	25
TERTIANUM Besitzgesellschaft München Jahnstrasse 45 mbH, München	33,3333%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	46.397	1.503
TERTIANUM Seniorenresidenz Betriebsgesellschaft München mbH, München	33,3333%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	1.317	24
TERTIANUM Seniorenresidenzen Betriebsgesellschaft mbH, Konstanz	25,0000%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	2.248	0
U.S. Property Management II L.P., Atlanta	33,3333%	MEAG US Real Estate Management Holdings, Inc., Wilmington DE	USD	1.138	1.319
U.S. Property Management III L.P., Atlanta	20,0000%	MEAG US Real Estate Management Holdings, Inc., Wilmington DE	USD	1.632	6.980
Uelzener Lebensversicherungs-AG, Uelzen	23,9750%	Münchener Rückversicherung AG, München	EUR	2.532	100

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
VEREINSBANK VICTORIA Bauspar Aktiengesellschaft, München	30,0000%	ERGO Zweite Beteiligungsgesellschaft mbH, Düsseldorf	EUR	64.966	1.993
VICTORIA-VOLKSBANKEN Mitarbeitervorsorgekasse AG, Wien	50,0000%	VICTORIA-VOLKSBANKEN Versicherungsaktiengesellschaft, Wien	EUR	2.993	1
VICTORIA-VOLKSBANKEN Pensionskassen Aktiengesellschaft, Wien	23,7514%	VICTORIA-VOLKSBANKEN Versicherungsaktiengesellschaft, Wien	EUR	11.703	1.426
	23,7514%	ERGO International Aktiengesellschaft, Düsseldorf	EUR	11.703	1.426
VV Immobilien GmbH & Co. GB KG, Düsseldorf	19,0770%	VHDK Beteiligungsgesellschaft mbH, Düsseldorf	EUR	30.977	14.962
	10,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	30.977	14.962
	8,2055%	VICTORIA Versicherung Aktiengesellschaft, Düsseldorf	EUR	30.977	14.962
	3,6416%	VICTORIA Krankenversicherung Aktiengesellschaft, Düsseldorf	EUR	30.977	14.962
VV Immobilien GmbH & Co. United States KG, Düsseldorf	21,1267%	VHDK Beteiligungsgesellschaft mbH, Düsseldorf	EUR	57.343	10.503
	7,8247%	VICTORIA Versicherung Aktiengesellschaft, Düsseldorf			
VV Immobilien GmbH & Co. US City KG, München	23,0999%	VHDK Beteiligungsgesellschaft mbH, Düsseldorf	EUR	176.176	9.408
VV Immobilien Verwaltungs GmbH & Co. Zentraleuropa KG, München	20,4082%	VHDK Beteiligungsgesellschaft mbH, Düsseldorf	EUR	59.768	6.022
FAIR VALUE BEWERTETE ASSOZIIERTE UNTERNEHMEN					
"PORT LOUIS" GmbH & Co. KG, Hamburg	25,6685%	IK Premium Fonds zwei GmbH & Co. KG, Düsseldorf	EUR	-391	-1.047
	0,4187%	IDEENKAPITAL Marine Finance AG, Hamburg			
	0,1396%	IDEENKAPITAL AG, Düsseldorf			
	0,1396%	IDEENKAPITAL Financial Service AG, Düsseldorf			
	0,0465%	IDEENKAPITAL Schiffsfonds Treuhand GmbH, Düsseldorf			
"TopReport" Schadenbesichtigungs GmbH, Wien	20,0000%	VICTORIA-VOLKSBANKEN Versicherungsaktiengesellschaft, Wien	EUR	174	0
ACM-Compagnie Mercur AG, Bremen	50,0000%	Münchener Rückversicherung AG, München	EUR	61	7
ARIES, New York	21,6000%	Munich Reinsurance America, Inc., Wilmington, Delaware	USD	5.983	-543
BF.direkt AG, Stuttgart	45,3333%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	-1.621	100
Fernkälte Geschäftsstadt Nord Gesellschaft bürgerlichen Rechts, Hamburg	35,8700%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	2.770	0
Finsure Investments (Private) Limited, Harare	24,5000%	Munich Reinsurance Company of Africa Ltd, Johannesburg	ZWD	4.835.944	4.807.882
General Partner Victoria Limited, London	33,3333%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	GBP	30	
Global Assistance GmbH, München	30,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	221	-100
Gustav-Freytag-Straße 1 München GbR, München	25,0000%	VICTORIA Immobilien Management GmbH, München	EUR	-35	12
Hannover Finanz-Umwelt Beteiligungsgesellschaft mbH, Hillerse	20,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	-6.467	-196
HNH Holdings, LLC, Tampa, Florida	20,0000%	Munich Reinsurance America, Inc., Wilmington, Delaware	USD	400	0
IFFOXX AG, Rosenheim	28,0020%	Merkur Grundstücks- und Beteiligungs-Gesellschaft mit beschränkter Haftung, Düsseldorf	EUR	50	
IK Objektgesellschaft Frankfurt Theodor-Heuss-Allee GmbH & Co. KG, Düsseldorf	47,4000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	13.516	936
Inreon Limited, London	38,2700%	Münchener Rückversicherung AG, München	GBP	125	
IK & P Objekt Hamburg Hamburger Straße Immobilienfonds GmbH & Co KG, Düsseldorf	30,8206%	IK Premium Fonds GmbH & Co. KG, Düsseldorf	EUR	6.882	412
	5,7252%	IK FE Management GmbH, Düsseldorf			
	0,1431%	Ideenkapital Treuhand GmbH, Düsseldorf			
Kürnbergstraße 30, München GbR, München	50,0000%	VICTORIA Immobilien Management GmbH, München	EUR	42	-3
LCM Logistic Center Management GmbH, Hamburg	50,0000%	MEAG MUNICH ERGO AssetManagement GmbH, München	EUR	299	155

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
MCAF Management GmbH, Düsseldorf	50,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	28	1
Munich London Investment Management Ltd, London	50,0000%	Münchener Rückversicherung AG, München	GBP	107	-706
Paramount Health Services pvt. Ltd., Mumbai	32,5000%	Paramount Healthcare Management Pvt. Ltd., Mumbai	INR	14.704	5.692
PBW Real Estate Asset Management B.V., Amsterdam	49,5000%	MEAG MUNICH ERGO AssetManagement GmbH, München	EUR	3.764	1.446
POOL Sp. z o.o., Warschau	33,7500%	Sopockie Towarzystwo Ubezpieczeniowe Ergo Hestia Spolka Akcyjna, Sopot	PLN	4	
Prime REIT Management Holdings Pte. Ltd., Singapur	25,0000%	MEAG MUNICH ERGO AssetManagement GmbH, München	SGD	5.193	919
Reisegarant, Vermittler von Insolvenzversicherungen mbH, Hamburg	24,0000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	EUR	132	18
RM 2264 Vermögensverwaltungs GmbH, München	25,0000%	MEAG MUNICH ERGO AssetManagement GmbH, München	EUR	23	0
Rumba GmbH & Co. KG, München	25,0000%	MEAG MUNICH ERGO AssetManagement GmbH, München	EUR	1.391	-106
Sana Managementgesellschaft mbH, München**)	23,1500%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	57	3
	2,0000%	VICTORIA Krankenversicherung Aktiengesellschaft, Düsseldorf			
Schleißheimer Straße 80 München GbR, München	37,5000%	VICTORIA Immobilien Management GmbH, München	EUR	337	138
Teko - Technisches Kontor für Versicherungen Gesellschaft mit beschränkter Haftung, Düsseldorf	30,0000%	VICTORIA Versicherung Aktiengesellschaft, Düsseldorf	EUR	47	21
The Victoria Partnership L.P., London	33,3333%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	GBP	-8	-44
Triple IP B.V., Amsterdam	50,0000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	EUR	18	
Versicherungsagentur Latgarant GmbH (Apdrosinasanas agentura Latgarants), Riga	35,0000%	ERGO Latvija Versicherung AG (ERGO Latvija Apdrosinasanas Akciju Sabiedriba), Riga	LVL	526	281
Volksbanken-Versicherungsdienst GmbH, Wien	25,2319%	VV-Consulting Gesellschaft für Risikoanalyse, Vorsorgeberatung und Versicherungsvermittlung GmbH, Wien	EUR	1.651	520
VV Immobilien Verwaltungs GmbH, München	30,0000%	MEAG MUNICH ERGO AssetManagement GmbH, München	EUR	581	1.469
VV Immobilien Verwaltungs und Beteiligungs GmbH, München	30,0000%	MEAG MUNICH ERGO AssetManagement GmbH, München	EUR	1.523	-281
VV-Consulting Többesügynöki Kft., Budapest	25,0000%	VICTORIA-VOLKSBANKEN Biztositó Zrt., Budapest	HUF	14.552	-51.515
	25,0000%	VICTORIA-VOLKSBANKEN Eletbiztositó Zrt., Budapest			
WISMA ATRIA Holding GmbH, Düsseldorf	50,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	27	1
Große Kapitalgesellschaften ab 5 %					
Admiral Group plc, Cardiff	15,2555%	Münchener Rückversicherung AG, München	GBP	152.471	139.048
Credit Guarantee Insurance Corporation, Johannesburg	7,1037%	Munich Reinsurance Company of Africa Ltd., Johannesburg	ZAR	395.148	237.237
Deutsche Touring GmbH, Frankfurt/Main	17,1800%	ERV Beteiligungsgesellschaft mbh, München	EUR	4.955	-88
Extremus Versicherungs-Aktiengesellschaft, Köln	16,0000%		EUR	61.500	1.250
Helvetia Holding, St. Gallen	8,1561%	Münchener Rückversicherung AG, München	CHF	899.700	196.300
Jordan Insurance Co. p.l.c., Amman	10,0000%	Münchener Rückversicherung AG, München	JOD	28.502	1.407
Mecklenburgische Lebensversicherungs-AG, Hannover*)	12,5000%	Münchener Rückversicherung AG, München	EUR	18.400	1.900
New National Assurance Company Ltd., Durban	5,0000%	Munich Reinsurance Company of Africa Ltd., Johannesburg	ZAR	61.547	8.766
Österreichische Volksbanken-AG, Wien	5,7009%	VICTORIA Erste Beteiligungsgesellschaft mbH, Düsseldorf	EUR	1.267.657	171.305
	4,2991%	VICTORIA Versicherung Aktiengesellschaft, Düsseldorf			
PICC Health Insurance Company Limited, Beijing	19,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	CNY	804.466	-127.501
Protektor Lebensversicherungs-AG, München	5,9457%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	117.600	17.600
	4,3254%	Victoria Lebensversicherung Aktiengesellschaft, Düsseldorf			
	0,4815%	KarstadtQuelle Lebensversicherung AG, Fürth			

Die Angaben über Eigenkapital und Jahresergebnis sind den jeweils zuletzt verfügbaren Jahresabschlüssen, überwiegend denen zum 31. Dezember 2006, entnommen. Eine Vergleichbarkeit ist wegen unterschiedlicher nationaler Bilanzierungs- und Bewertungsvorschriften nur bedingt gegeben.

Die Anteilsliste ist Bestandteil des Jahresabschlusses und des Konzernabschlusses der Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München, München, und ist dementsprechend vom Bestätigungsvermerk des Abschlussprüfers erfasst.

München, den 27. Februar 2008

Der Vorstand

von Bomhard, Arnoldussen,
Blunck, Daschner, Jeworrek,
Röder, Schneider, Strassl

*) Bei diesen Unternehmen bestehen Ergebnisabführungsverträge.
**) Stimmrechtsanteil

Münchener Rückversicherungs-Gesellschaft
Königinstraße 107
80802 München

Bestellnummer 302-05618

Preview of important dates

Date	Appointment
17 April 2008	Annual General Meeting
18 April 2008	Dividend payment
8 May 2008	Interim report as at 31 March 2008 Analysts' conference, Munich
6 August 2008	Interim report as at 30 June 2008
7 October 2008	Investors´ Day on Life Reinsurance, London
7 November 2008	Interim report as at 30 September 2008

>> Past dates

If you have any questions outside the listed events, you can contact us at any time, as we do not have a "quiet period".

Reg. n° 82-34975

Münchener Rück
Munich Re Group

Publication and Notification of Transactions in Accordance with section 15a of the WpHG (German securities trading law)

Securities trading subject to reporting requirements - Directors' dealings 2008

First name/Surname	Function/Status	Financial instrument and ISIN	Type of transaction	Data of transaction	Price/ Currency	No. of items	Total amount traded	Venue (stock exchange)	Further information (derivatives)			
									underlying instrument	price multiplier	strike price	maturity
Ulrike Schneider	Wife/ Member of the Board of Management	Munich Re share DE 000 8430026	Purchase	07.03.2008	110.10 €	1,000	110,100.00 €	XETRA				
Georg Daschner	Member of the Board of Management	Munich Re share DE 000 8430026	Purchase	07.03.2008	110.00 €	900	99,000.00 €	XETRA				
Dr. Wolfgang Strassl	Member of the Board of Management	Munich Re share DE 000 8430026	Purchase	13.02.2008	112.62 €	440	49,552.80 €	Stuttgart				
Dr. Nikolaus von Bomhard	Chairman of the Board of Management	Munich Re share DE 000 8430026	Purchase	12.02.2008	110.00 €	2,690	295,900.00 €	XETRA				

Notifications relating to holding of voting rights 2008

Here is a list and brief summary of the Notifications relating held to date

Dates	Notification relating

3 March 2008 **Release of an announcement according to Section 21 WpHG [German Securities Trading Act]**

WKN 843002
ISIN DE0008430026

On 29 February 2008, Allianz SE, Munich, Germany, informed us in accordance with Section 21, para. 1 of the German Securities Trading Act (WpHG) that its share of the voting rights in our company had fallen below the threshold of 3% on 27 February 2008 and totalled 1.9087% on that date (this corresponds to 4,158,742 voting rights). 1.9041% of these voting rights (this corresponds to 4,148,727 voting rights) are attributable to Allianz SE in accordance with Section 22, para. 1, sentence 1, item 1 of the WpHG and 0.0046% (this corresponds to 10,015 voting rights) are attributable to Allianz SE in accordance with Section 22, para. 1, sentence 1, item 6 of the WpHG.

Furthermore, Allianz SE informed us in accordance with Section 21, para. 1 of the WpHG in conjunction with Section 24 of the WpHG as follows: The share of the voting rights of AZ-Arges Vermoegensverwaltungsgesellschaft mbH, Koeniginstrasse 28, 80802 Munich, in our company had fallen below the threshold of 3% on 27 February 2008 and amounted to 1.67% on that date (this corresponds to 3,644,101 voting rights).

Munich, 3 March 2008

The Board of Management

21 February 2008 **Release of an announcement according to Section 21 WpHG [German Securities Trading Act]**

WKN 843002
ISIN DE0008430026

On 19 February 2008, Barclays Global Investors UK Holdings Ltd., London, England, informed us in accordance with Section 21, para. 1 of the German Securities Trading Act (WpHG) that its share of the voting rights in our company had fallen below the threshold of 3% on 15 February 2008 and totalled 2.98% (this corresponds to 6,493,811 voting rights).

Barclays Global Investors UK Holdings Limited was attributed these 2.98% of the voting rights in our company pursuant to Section 22, para. 1 sent. 1 item 6 WpHG in connection with Section 22, para. 1 sent. 2 WpHG.

Munich, 21 February 2008

The Board of Management

1 February 2008 **Release of a Voting Rights announcement according to Article 21 WpHG [German Securities Trading Act]**

WKN 843002
ISIN DE0008430026

On 31 January 2008, Allianz SE, Munich, Germany, informed us in accordance with Section 21, para. 1 of the German Securities Trading Act (WpHG) that its share of the voting rights in our company had exceeded the threshold of 3% on 28 January 2008 and totalled 3.0542% on that date (this corresponds to 6,654,760 voting rights). 3.0496% of these voting rights (this corresponds to 6,644,745 voting rights) are attributable to Allianz SE in accordance with Section 22, para. 1, sentence 1, item 1 of the WpHG and 0.0046% (this corresponds to 10,015 voting rights) are attributable to Allianz SE in accordance with Section 22, para. 1, sentence 1, item 6 of the WpHG.

Furthermore, Allianz SE informed us in accordance with Section 21, para. 1 of the WpHG in conjunction with Section 24 of the WpHG as follows: The share of the voting rights of AZ-Arges Vermoegensverwaltungsgesellschaft mbH, Koeniginstrasse 28, 80802 Munich, in our company had ex ceeded the threshold of 3% on 30 January 2008 and amounted to 3.05% on that date (this corresponds to 6,637,739 voting rights).

Munich, 1 February 2008

The Board of Management

16 January 2008

Release of a Voting Rights announcement according to Article 21 WpHG [German Securities Trading Act]

WKN 843002
ISIN DE0008430026

On 14 January 2008, Allianz SE, Munich, Germany, informed us in accordance with Section 21, para. 1 of the German Securities Trading Act (WpHG) that its share of the voting rights in our company had fallen below the threshold of 3% on 9 January 2008 and totalled 2.9362% on that date (this corresponds to 6,397,660 voting rights). 2.9316% of these voting rights (this corresponds to 6,387,645 voting rights) are attributable to Allianz SE in accordance with Section 22, para. 1, sentence 1, item 1 of the WpHG and 0.0046% (this corresponds to 10,015 voting rights) are attributable to Allianz SE in accordance with Section 22, para. 1, sentence 1, item 6 of the WpHG.

Furthermore, Allianz SE informed us in accordance with Section 21, para. 1 of the WpHG in conjunction with Section 24 of the WpHG as follows: The share of the voting rights of AZ-Arges Vermoegensverwaltungsgesellschaft mbH, Koeniginstrasse 28, 80802 Munich, in our company had fallen below the threshold of 3% on 9 January 2008 and amounted to 2.68% on that date (this corresponds to 5,846,539 voting rights).

Munich, 16 January 2008

The Board of Management

14 January 2008

Release of a Voting rights announcement according to Section 26 para. 1 sentence 2 WpHG [German Securities Trading Act] (Own shares)

WKN 843002
ISIN DE0008430026

On 11 January 2008, Muenchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München, Munich, Germany, exceeded the threshold of 5% in own shares and as of this date held 5.27% (this corresponds to 11,491,023 shares). Of these shares, 0.71% (this corresponds to 1,556,358 shares) are held through a person acting in his own name but on behalf of Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München.

Munich, 14 January 2008

The Board of Management

>> Notifications relating to holding of voting rights 2007

German Corporate Governance Code

November 2007

Declaration of conformity by the Board of Management and Supervisory Board of Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München with the German Corporate Governance Code in accordance with Section 161 of the German Stock Companies Act

Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München fulfils all the recommendations of the German Corporate Governance Code of 14 June 2007 (published on 20 July 2007) and will continue to do so in future. Since the last declaration of conformity in November 2006, Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München has fulfilled all the recommendations of the German Corporate Governance Code of 12 June 2006 (published on 24 July 2006).

Munich, November 2007

Content

>> Current declaration of compliance

>> Declaration of compliance 2006

>> Declaration of compliance 2005

>> Declaration of compliance 2004

>> Declaration of compliance 2003

>> Declaration of compliance 2002

External link

>> Government Commission's German Code of Corporate Governance

Person to contact:
Dr. jur. Christian Lawrence
Head of Central Division: Press
Königinstr. 107, 80802 München
Letters: 80791 München, Germany
Fax: +49 (0) 89/38 91-35 99
Tel.: +49 (0) 89/38 91-54 00
E-mail: clawrence@munichre.com
http://www.munichre.com

for the press

25.02.2008

25 February 2008

Press release

Targets far exceeded: RORAC of 20.2% and earnings per share of €17.90 / Profit for the year of €3.9bn: Fourth record result in succession (including €0.4bn from one-off tax effect) / Primary insurance: Another high profit of €984m / Reinsurance: Substantially increased profit of €3.3bn / CEO von Bomhard: "Changing Gear generates a consistently high return for shareholders." / Continued ambitious goals: Sustained RORAC of 15% / Profit range of €3.0–3.4bn aimed at for 2008

The Munich Re Group achieved a profit of €3.9bn in the financial year 2007, thus even surpassing its increased profit guidance of €3.5–3.8bn announced in August. With a return of 20.2% on risk-adjusted capital, it also markedly exceeded its long-term target of 15%.

"We are well above our target with a RORAC of over 20%, and are reporting a record result for the fourth time in a row," said Chairman of the Board of Management, Nikolaus von Bomhard, when presenting the preliminary figures. "We have reaped the rewards of our rigorous approach in integrated risk management and our healthy scepticism towards what are often poorly rewarded credit risks."

Changing Gear generates a consistently high return for the Group's shareholders. "With this programme, we are seizing the opportunities for profitable growth in both insurance and reinsurance." The first fruits were evident in the initial year of its implementation, which featured not only the growth initiatives launched but also a stronger focus on the structures in operative business. "We are significantly restructuring our operations so that we can provide clients with our unique risk competence in the customary quality even more swiftly and efficiently", said von Bomhard.

The Munich Re Group's 2007 business figures (preliminary)

The Munich Re Group increased its consolidated result for the fourth year running, improving it to €3.9bn for 2007, or by 11.9% compared with the previous year. This outstanding result from underwriting business and asset management benefited from high gains on disposals of real estate and shares. There was also another positive effect of €385m (356m) from a change in German tax law. The Group's operating result decreased to €5.1bn (5.5bn) owing to the significant rise in natural catastrophe losses compared with the previous year. The combined ratios nevertheless remained at a very good level, namely 96.4% (92.6%) in reinsurance and 93.4% (90.8%) in primary insurance.

Von Bomhard: "The excellent result will be reflected in the payout for our shareholders. Our shares are among the strongest in the DAX in terms of dividend yield." On the basis of the record profit for the year and subject to the consent of the Supervisory Board, the Board of Management will propose to the Annual General Meeting that the Company pay an increased dividend of €5.50 (4.50) per share, and thus distribute a total amount of €1.1bn to shareholders.

As announced with the Changing Gear programme, Munich Re has further improved its capital structure by buying back shares. The share buy-back of €2bn decided on by the Board of Management in May 2007 has already been completed, with the last shares repurchased in January. Despite this return of capital and the dividend payment, Group equity had only fallen to €25.5bn at the end of 2007 (31.12.2006: €26.3bn). The Group's financing structure was further improved by issuing a subordinated bond of €1.5bn. More shares with a volume of at least €3bn are to be repurchased by the end of 2010.

Von Bomhard on the Group's capital management: "The share buy-backs are another plus for our shareholders. And this needs-oriented fine-tuning of our capital ensures that all our business units maintain discipline. At the same time, we must bear in mind that our great financial strength is the foundation for our ability to grow profitably. Our clients appreciate more than ever today that they can rely on Munich Re's solidity."

Written premiums fell slightly to €37.3bn (37.4bn) in the year under review, mainly due to changes in exchange rates. If currency relationships had remained stable, premium revenue would have risen by 2.1%.

European Embedded Value as at 31 December 2007

Together with its preliminary figures for IFRS accounting, the Munich Re Group has published European Embedded Value (EEV) figures for its business in life and health primary insurance and in life reinsurance. The marked increase in the Munich Re Group's European Embedded Value to €12.1bn (EEV at 31.12.2006: €10.1bn) is largely due to a good result from in-force business and the high value of new business, totalling €441m (353m).

Primary insurance: ERGO exceeds target with another high profit of €984m

The 2007 operating result of the primary insurers in the Munich Re Group amounted to €1.3bn (1.3bn). Primary insurance contributed €1.0bn to the Group result, thereby exceeding August's increased profit guidance of €900m.

The combined ratio in property-casualty and legal expenses insurance was 93.4% (90.8%), and the consolidated result for the year in this segment came to €0.6bn (0.7bn).

In life and health primary insurance, the consolidated profit amounted to €358m (319m). European Embedded Value grew by 30.1% to €5.4bn, and EEV earnings amounted to 29.0% (50.5%) of the opening embedded value, with the value of new business rising by 31.2% to €164m (125m).

Gross premiums written by the primary insurers were up 3.2% year on year to €17.3bn, the main growth drivers being the health segment and international business, which increased by 14.6% to €4.0bn. The full integration of the Turkish company ERGO İsviçre, acquired in 2006, had a positive effect here with premium volume of €280m, whilst ERGO's Polish and Baltic companies also contributed substantially to premium growth.

The ERGO Insurance Group, which writes about 95% of the gross premiums in Munich Re's primary insurance segment, posted a profit of €781m (889m), which included a one-off tax effect of €118m (202m).

Reinsurance: Profit rises by 23.0% to an outstanding €3.3bn

Through successful underwriting and asset management, but also due to one-off tax effects, Munich Re achieved an excellent result in reinsurance in 2007. The operating result amounted to €4.2bn (4.4bn). Reinsurance contributed €3.3bn to the Group profit, surpassing the increased profit guidance of €3.0–3.2bn announced in August.

In property-casualty reinsurance, Munich Re recorded large losses from natural catastrophes such as Winter Storm Kyrill (€390m), the Queen's Birthday Storm in Australia (€60m), and the floods in the UK (totalling around €60m). However, at 5.0 percentage points of net earned premiums, the overall cost burden from natural catastrophes was at the level budgeted for. Although the combined ratio consequently rose by 3.8 percentage points compared with the previous year, it was – at 96.4% – still within the target of 97%, providing renewed proof of the Group's business quality achieved through strict profit focus. The consolidated result for the year in this segment amounted to €2.6bn (2.1bn).

In life and health reinsurance, the consolidated profit showed a marked increase of 29.2% to €725m. European Embedded Value for the life reinsurance business portfolio grew by 11.7% to €6.7bn. EEV earnings amounted to 14.4% (9.8%) of the opening embedded value. The value of new business thus rose by 21.5% to €277m (228m).

Gross premiums written in reinsurance business fell by 3.1% to €21.5bn (22.2bn) owing to the strong euro. If exchange rates had remained the same, premium volume would have increased by 1.5%. In the life segment, several large treaty accounts with weak margins were reduced, causing the premium volume to decline.

Investments: Result further improved

The Munich Re Group's investments totalled €176.2bn (176.9bn) at the end of 2007. The investment result rose to €9.3bn (9.0bn). At 5.2% (5.0%), the return on investment exceeded the 4.5% return expected on average. As in the previous year, the balance of €1.8bn (1.7bn) from gains and losses on disposals and from write-ups and write-downs contributed 1.0 percentage points to the good result.

The Group's equities portfolio and real estate portfolio were further reduced and diversified. The sale of a large parcel of German real estate alone produced €630m in gains on disposals, with a positive impact of around €180m on the result (after policyholder participation and tax). The proportion of investments in equities, including hedging instruments, fell to 10.8% (14.1%) of the Group's total investments at market values. In the US subprime market, the Group is only marginally exposed with €340m, representing less than 0.2% of its total investments. Revaluation of such financial instruments led to write-downs and losses on disposal totalling €166m in the past year. The portfolio of fixed-interest investments, amounting to around €135bn, also reflects the Group's conservative investment policy. It mainly comprises government bonds and other investments with good security (details were published on 30 January 2008). Von Bomhard: "Munich Re's stringent risk management has proved its worth in this crisis. Compared with other financial stocks, Munich Re shares have therefore done better on the capital markets.

MEAG MUNICH ERGO AssetManagement GmbH is the asset manager of Munich Re and the ERGO Insurance Group. As at 31 December 2007, it had Group investments and segregated and retail funds of €181.1bn (183.6bn) under management.

Prospects for 2008: RORAC target of 15% retained / Profit for the year of €3.0–3.4bn expected

Munich Re steers its business on the basis of long-term performance targets: it aims to earn at least a 15% return on risk-adjusted capital and, as published with the Changing Gear programme, to increase earnings per share to €18 by 2010, excluding any one-off effects. For purposes of comparison: in 2007 the effects of fiscal changes in Germany and sales of real estate contributed €2.64 to the earnings per share of €17.90.

For 2008, a consolidated result in the range of €3.0–3.4bn is expected, which is €200m more than the figure aimed at for 2007, despite the greatly increased volatility on the capital markets. The upper limit of this range is a good €500m below the record profit of 2007: the difference roughly corresponds to the above-mentioned one-off income and takes account of the volatile market foreseeable for investors.

Based on unchanged exchange rates, Munich Re projects that overall Group premium income will remain stable at between €37.5bn and €38.5bn. Before consolidation, it expects the reinsurance segment to provide €21.5–22.5bn of this, and primary insurance €17.5–18bn. Owing to moderate price erosion, Munich Re reckons with a combined ratio for reinsurance in the order of 98% in 2008 (including 6.5 percentage points for natural catastrophes) given normal claims experience. Across the market cycle, it aims to achieve an average ratio of 97%. In primary insurance, the combined-ratio target for 2008 is again under 95%.

"With our very solid position, we have again set ourselves a high profit target, even though a more difficult environment is to be expected in the insurance and capital markets this year", said von Bomhard when the figures were published.

The initiatives launched by Munich Re in its Changing Gear programme will support the Group in seizing growth opportunities in the expanding global market for risks.

In reinsurance, this approach is already starting to bear fruit. For example, in the latest renewals in January, Munich Re wrote additional profitable business with a premium volume of around €200m through its existing or newly acquired managing general agencies such as the Bell & Clements Group. In the area of special enterprise risks, it expects specialised products to earn more than €100m in very profitable premium income by 2010, largely independent of market developments in traditional reinsurance business.

ERGO has also undertaken an ambitious corporate development programme to establish itself among the top group of European primary insurers and to play its part in achieving the Group's financial goals. Backed by the Munich Re's worldwide organisation, it will systematically expand its international business, whose share is to increase to a third by 2012. Besides this, ERGO's sales cooperation with UniCredit will be launched in several southern and eastern European markets in 2008. ERGO will also be expanding its business step by step in Asia, with the main focus on South Korea, India and China. At the same time, it has set its sights on strengthening its profitable growth in Germany.

"With Changing Gear, we have clearly formulated the direction in which we want to go: we intend to be among the top players in primary insurance and reinsurance, to grow profitably and to deploy our capital efficiently. We will achieve our goals by resolutely pursuing our strategy geared to sustained profitability and, as a risk carrier, by exploiting the opportunities that the global risk market presents", concluded von Bomhard.

The **Munich Re Group** operates worldwide, turning risk into value. In the financial year 2007, it achieved a profit of €3,937m, the highest since the company was founded in 1880, on premium income of approximately €37bn. The Group operates in all lines of business, with around 38,600 employees at over 50 locations throughout the world and is characterised by particularly pronounced diversification, client focus and earnings stability. With premium income of around €21.5bn from reinsurance alone, it is one of the world's leading reinsurers. Its primary insurance operations are mainly concentrated in the ERGO Insurance Group. With premium income of over €17bn, ERGO is one of the largest insurance groups in Europe and Germany. It is the market leader in Europe in health and legal expenses insurance, and 34 million clients in 26 countries place their trust in the services and security it provides. The global investments of the Munich Re Group amounting to €176bn are managed by MEAG, which also makes its competence available to private and institutional investors outside the Group.

Disclaimer

This press release contains forward-looking statements that are based on current assumptions and forecasts of the management of Munich Re. Known and unknown risks, uncertainties and other factors could lead to material differences between the forward-looking statements given here and the actual development, in particular the results, financial situation and performance of our Company. The Company assumes no liability to update these forward-looking statements or to conform them to future events or developments.

Note for editorial departments:
In case of enquiries, please contact Dr. Christian Lawrence on +49 (89) 38 91-54 00 or Johanna Weber on +49 (89) 3891-2695.
The presentation for today's media conference (9.30 a.m.) can be viewed in German and English at www.munichre.com. The conference will be transmitted in full on the internet at www.munichre.com/bilanz-pk.
Munich Re's annual report will be published on 11 March. The Company's Annual General Meeting will take place on 17 April 2008.

Munich, 25 February 2008

Münchener Rückversicherungs-Gesellschaft
signed Dr. von Bomhard signed Dr. Lawrence

END